Form 20-F
period 2020-12-31
Jowell Global Ltd.
filed 2021-05-10
CIK 1805594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________ .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-40145

Jowell Global Ltd.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai, China
(Address of Principal Executive Offices)

Jessie Zhao, Vice President

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai, China 200082

+ (86) 21 5521-0174

Email: ir@1juhao.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001	JWEL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 21,149,425 ordinary shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐  No ☐

i

Introduction

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company”, “Jowell”, “Registrant” and “JWEL” refer to Jowell Global Ltd., a company organized in the Cayman Islands, its predecessor entities, its subsidiaries, variable interest entities and the subsidiaries of the consolidated variable interest entities.

Unless indicated otherwise, references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only.

●	“EIT” is to PRC enterprise income tax;

●	“Jowell Global,” “we,” “us,” “our company,” and “our” are to Jowell Global Ltd., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

●	“Jowell Tech” is to Jowell Technology Limited, which was incorporated under the laws of Hong Kong on June 24, 2019 and is a wholly owned subsidiary of Jowell Global;

●	“MOFCOM” is to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0001 per share;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0001 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” is to the State Administration of Foreign Exchange;

●	“Shanghai Jowell” and “WFOE” are to Shanghai Jowell Technology Co., Ltd. a wholly foreign-owned entity (“WFOE”) incorporated by Jowell Tech under the laws of the People’s Republic of China on October 15, 2019;

●	“Shanghai Juhao” is to Shanghai Juhao Information Technology Co., Ltd., incorporated on July 31, 2012 under the laws of the People’s Republic of China, which is our variable interest entity that carries out our main business operations in China;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“VIE” is to variable interest entity.

Our business is primarily conducted in China, an all of our revenues are received and denominated in RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2020, the exchange rate was RMB6.5327 to $1.00 which is the intermediate exchange rate announced by the People’s Bank of China.

We completed an initial public offering of our ordinary shares at an initial offering price of US$7.00 per share on March 19, 2021. Our ordinary shares, par value US$0.0001 per share, are traded on the Nasdaq Capital Market under the symbol “JWEL”.

Summary of Risk Factors

An investment in our ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business

●	We historically have received a substantial part of our supplies from our related party suppliers, which might cause conflict of interest between the Company and such suppliers.

●	We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

●	If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

●	We face fierce competition in the health and nutritional supplements and cosmetic markets in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.

●	We use third-party logistics and express delivery companies to complete and deliver orders placed on our platform. If these logistics and express companies fail to provide reliable and timely delivery services, our business and reputation, as well as our financial situation and operating results, may be adversely affected.

●	Internet or network system limitations or failures could harm our business.

●	If we fail to adopt new technologies or adapt our website, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

●	If counterfeit products are sold on our internet platform, our reputation and financial results could be materially and adversely affected.

●	We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.

●	We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations.

●	We face risks related to health epidemics, severe weather conditions and other outbreaks.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with our VIE and the shareholders of our VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by our consolidated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

●	Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Risks Related to Our Ordinary Shares

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the online cosmetic products, health and nutritional products and other consumer products marketplace in China;

●	fluctuations in interest rates;

●	our expectations as to increase of consumers and users of our platform;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with suppliers and logistic companies;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	impact of COVID-19 on our business and financial conditions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors” and other sections in this report. You should thoroughly read this report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of online cosmetic products, health and nutritional products and other consumer products marketplace results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report and any exhibits filed to this report, completely and with the understanding that our actual future results may be materially different from what we expect.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

3.A. Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheets data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2018 have been derived from our audited consolidated balance sheet as of December 31, 2018, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

	December 31, 2020	December 31, 2019

Current assets	$30,014,644	$11,190,351
Total non-current assets	$3,850,210	$69,088
Total assets	$33,864,854	$11,259,439
Total current liabilities	$12,152,917	$6,884,793
Total non-current liabilities	$2,967,193	$-

	For the years ended December 31,
	2020	2019	2018

Revenue	$96,879,173	$61,775,903	$24,187,596
Operating expenses	$91,766,357	$60,071,451	$22,202,927
Net income	$3,586,692	$1,278,359	$1,477,907

	For the years ended December 31,
	2020	2019	2018

Net cash provided by (used in) operating activities	$6,339,153	$(856,332)	$156,921
Net cash used in investing activities	$(116,746)	$(46,135)	$(40,146)
Net cash provided by (used in) financing activities	$11,344,806	$636,702	$(7,318)
Net increase (decrease) in cash	$18,232,544	$(216,258)	$98,334

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business

We historically have received a substantial part of our supplies from our related party suppliers, which might cause conflict of interest between the Company and such suppliers.

Historically, a substantial part of our supplies came from the Longrich Group, a related party. For the year ended December 31, 2020 and 2019, the Longrich Group accounted for approximately 87% and 90% of the total purchases, respectively. Longrich Group is controlled by Mr. Zhiwei Xu, a major shareholder, Chairman of the Board and Chief Executive Officer of the Company.

Although we believe our transactions with the related parties are negotiated independently on the basis of a fair market value determination, transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of the Company and our shareholders with respect to the negotiation of, and certain other matters related to, our purchase products and services from such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as the treatment of events of default.

Our Board of Directors has authorized the Audit Committee to review and approve all related party transaction. We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2019, one major supplier- the Longrich Group, a related party, accounted for approximately 90% of the total purchases. For the year ended December 31, 2020, the same related party supplier accounted for approximately 87% of the total purchases. We have not entered into long-term contracts with this significant vendor and instead rely on individual orders with such vendor. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our performance to the extent it results in higher prices or a slower supply chain. If we lose any or all of them, or any of them increase the prices or change the terms of the business they do with us, our sales may be adversely affected.

If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in some cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S.-listed China-based companies has decreased in value and, in some cases, has become virtually worthless. Many of these companies have been subject to shareholder lawsuits and SEC enforcement actions and have conducted internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our business operations will be severely hindered and your investment in our Ordinary Shares could be rendered worthless.

We face fierce competition in the health and nutritional supplements and cosmetic markets in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.

The competition in the national health and nutritional supplements and cosmetics markets of the China is fierce. We compete primarily on the basis of our technology, comprehensive customer service and brand recognition. Our competitors may compete with us in the following ways:

●	provide products and services that are similar to ours, or that are more attractive to customers than ours;

●	provide products and services we do not offer;

●	offer aggressive rebates to gain market share and to promote their businesses;

●	adapt at a faster rate to market conditions, new technologies and customer demands;

●	offer better, faster and more reliable technology; and

●	market, promote and provide their services more effectively.

Our main competitors include health and nutritional supplements and cosmetic retail companies, including traditional offline retail stores, social e-commerce platforms, general business to consumers, or B2C, platforms and traditional distributors, as well as online platforms specialized in health and nutritional supplements or cosmetics. These companies may have much more financial, technological, R&D, marketing, distribution, retail and other resources than we do. They may also have a longer operating history, a larger customer base or a wider and deeper market coverage. In addition, when we expand to other markets, we will face competition from new domestic or foreign competitors, which may also enter our current market.

Although we do not compete against other platforms, products and service providers solely based on prices, if our competitors offer their products and services at lower prices, we may be forced to provide aggressive discounts or rebates to our customers and our revenue may decrease.

In addition, in recent years, with the emergence of new internet business model and new retail industry, the low-price strategy of e-commerce has led to greater pricing pressure. If this trend continues, it may lead to further competitive pressure on prices. The new partnership and strategic alliance in the health and nutritional supplements and cosmetic industries will also change market dynamics, which may adversely affect our business and competitive position.

Technologies adopted by us and our competitors are developing rapidly, and new developments often lead to price competition, outdated products and changes in market patterns. Any significant increase in competition could have a significant negative impact on our revenue and profitability, as well as on our business and prospects. We cannot assure you that we will be able to constantly distinguish our products and services from our competitors, maintain and improve our relationship with different participants in health and nutritional supplements and cosmetic industries, or increase or even maintain our existing market share. We may lose market share. If we cannot compete effectively, our financial situation and operating results may deteriorate seriously.

We use third-party logistics and express delivery companies to complete and deliver orders placed on our platform. If these logistics and express companies fail to provide reliable and timely delivery services, our business and reputation, as well as our financial situation and operating results, may be adversely affected.

We have contractual arrangements with a number of third-party logistic companies to deliver our products to our customers. We also use them to deliver products from our fulfillment centers to delivery stations or to deliver commodity products. The interruption or failure of these third-party delivery services may hinder timely or correct delivery of our products to our consumers. These disruptions may be caused by events beyond our control or those beyond the control of delivery companies, such as bad weather, natural disasters, pandemic, transportation disruptions or labor unrest. We may not be able to find replacement delivery companies in a short period of time to provide timely and reliable delivery services, or we may not find them at all. Our business and reputation may be affected if the product is not delivered in proper conditions or on time.

In the direct sales business model, we manage inventory and delivery products with our own integrated processing system. In our market business model, many of third-party sellers who sell their products on our platform use their own facilities to store products and use their own or third-party delivery systems to deliver products to distributors and consumers that place orders on our platform, which makes it difficult to ensure that such customers and distributors get consistent quality products and services for all products sold through our online platform. If any market seller fails to control the quality of the products it sells on our platform, or if it fails to deliver the products or delays the delivery of the products or delivers products that are substantially different from the product description, or if it sells counterfeit or unauthorized products through our platform, or if it does not have the necessary licenses or permits required by relevant laws and regulations, our reputation and brand name, may be adversely affected. We may also face claims and may be liable for damages related to such claims.

Our sales people may not always receive accurate information for the background and regulatory checks on the sellers using our platform or control the quality of the products they sell on our platform, as well as whether they deliver the products they sell on our platform timely and correctly, which may cause a significant negative impact on our business, financial situation, and operating results.

Internet and network system limitations or failures could harm our business.

Our businesses depend on the integrity and performance of the technology, computer and network systems supporting them. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in financial losses and decreased customer service and satisfaction. If transaction volumes increase unexpectedly or other unanticipated events occur, we may need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing or cost of any increases, or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

If we fail to adopt new technologies or adapt our website, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our internet platform. Our competitors are constantly developing innovations and introducing new products to increase their customer base and enhance user experience. As a result, in order to attract and retain customers and compete against our competitors, we must continue to invest significant resources in research and development to enhance our information technology and improve our existing products and services for our customers. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of website, mobile application and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our current primary business activities focus on the sale of health and nutritional supplements, cosmetics products and household products. Because our focus is limited in this way, any risk affecting the health and nutritional supplements, cosmetics and household products industries could disproportionately affect our business. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

We may incur net losses in the future.

We had incurred profits of $1,278,359 and $3,586,692 in fiscal year of 2019 and 2020, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract clients and partners and further enhance and develop our services and other offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

Although we believe that our current cash and cash equivalents, anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for at least 12 months following this report, we may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We may incur substantial debt in the future, which may adversely affect our financial condition and negatively affect our operations.

We may decide in the future to finance our business and operation through incurring debt. The incurrence of debt could have a variety of negative effects, including:

●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

The occurrence of any of these risks could adversely affect our operations or financial condition.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new clients and retain existing clients;

●	changes in our mix of products and services and introduction of new products and services;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	our decision to manage client volume growth during the period;

●	the impact of competitors or competitive products and services;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	network outages or security breaches;

●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy, or enforcement by government regulators, including fines, orders or consent decrees;

●	general economic, industry and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand and business effectively is critical to attracting new and retaining existing clients. Successful promotion of our brand and our ability to attract quality clients depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our services. As such, we have entered into a marketing and promotion agreement with a network advertising and promotion company in the PRC to promote our products and platform. Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

From time-to-time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve our customers. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our platform and products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced our existing products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this report. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

If the basic salary of certain employees fails to meet the local minimum salary standard, we may be faced with labor dispute or compensation.

The remuneration we pay to our employee in general consists of basic salary, subsidy and performance bonus subject to different department. For marketing staff, a great proportion of their remuneration is the performance bonus. In accordance with the Labor Contract Law of People’s Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labor administrative authorities shall order the employer to pay the shortfall; where payment is not made within the stipulated period, the employer shall be ordered to pay compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. Our basic salary has been meeting the current local minimum salary standard. However, we cannot assure you that we can adjust the employees’ basic salary in time to meet the changing minimum standard. In such case, we may be faced with labor dispute or compensation.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, information technology, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled marketing, technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and lenders could diminish, resulting in a material adverse effect to our business.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, the Company does not carry any business interruption insurance, product liability insurance or any other business insurance policies. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. However, as a result the Company may incur uninsured losses, and any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We may be subject to allegations, lawsuits and negative publicity claiming the sale, distribution, marketing and advertising of counterfeit or substandard products in our retail and wholesale businesses of health and nutritional supplements and cosmetic products.

We may face charges, litigation and administrative penalties related to the sale, distribution, marketing and advertising of counterfeit or substandard products in our retail and wholesale businesses of health and nutritional supplements and cosmetic products, which may damage our brand and reputation and have a significant adverse impact on us. The impact on our business, financial situation, operating results and business prospects.

Certain products distributed or sold in the retail and wholesale markets of health and nutritional supplements and cosmetic products in China may be manufactured without appropriate license or approval, and/or may have fraudulent labelling errors in their content and/or manufacturer. These products are often referred to as counterfeit or unqualified products.

The current regulatory control and enforcement system of counterfeit and inferior products in China is not mature enough to completely eliminate the production and sale of counterfeit products. The selling price of fake and inferior products is usually lower than that of genuine products. In some cases, the appearance of fake and inferior products is very similar to that of genuine products. Therefore, the existence of counterfeit products may quickly erode our sales volume and revenue from related products.

In addition, counterfeit or substandard products may or may have the same chemical composition as genuine products, which may make them less effective than genuine products, completely ineffective, or more likely to lead to serious side effects. We may not be able to identify counterfeit or substandard products we purchased from suppliers. Any unintentional or unknowingly sale of counterfeit or substandard products in our product distribution or retail business, or illegal use of our brand name by third parties to sell counterfeit or substandard products, may cause negative publicity, fines and other administrative penalties to us, and even lead to lawsuits related to the sale, marketing and advertising of these products. In addition, the persistence of counterfeit and inferior products may enhance the overall negative image of distributors and retailers among consumers, and may seriously damage the reputation and brand of other sellers including us. Similarly, consumers can buy counterfeit and substandard products that compete directly with those distributed or sold in our retail and wholesale businesses, which may have a significant negative impact on the sales of related products in our product portfolio and further affect our business, financial situation, operating results and prospects.

If counterfeit products are sold on our internet platform, our reputation and financial results could be materially and adversely affected.

Suppliers and third-party merchants on our internet platform are separately responsible for sourcing the products that are sold on our internet platform. Although we have adopted measures to verify the authenticity of products sold on our internet platform and to immediately remove any counterfeit products found on our internet platform, these measures may not always be successful. Potential sanctions under PRC law, if we were to negligently participate or assist in infringement activities associated with counterfeit goods, include injunctions to cease infringing activities, rectification, compensation, administrative penalties and even criminal liability, depending on the gravity of such misconduct. Furthermore, counterfeit products may be defective or inferior in quality as compared to authentic products and may pose safety risks to our customers. If our customers are injured by counterfeit products sold on our internet platform, we may be subject to lawsuits, severe administrative penalties and criminal liability. See “— We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.” We believe our brand and reputation are extremely important to our success and our competitive position. The discovery of counterfeit products sold on our internet platform may severally damage our reputation and cause customers to refrain from making future purchases from us, which would materially and adversely affect our business operations and financial results.

We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality or counterfeit. For example, cosmetic products in general, regardless of their authenticity or quality, may cause allergic reactions or other illness that may be severe for certain customers. Sales and distributions of products on our internet platform could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that have suffered such injury may bring claims or legal proceedings against us as the retailer of the products or as the marketplace service provider. Although we would have legal recourse against the manufacturers, suppliers or third-party merchants of such products under PRC law, attempting to enforce our rights against the manufacturers, suppliers or third-party merchants may be expensive, time-consuming and ultimately futile. Defective, inferior or counterfeit products or negative publicity as to personal injury caused by products sold on our platform may adversely affect consumer perceptions of our company or the products we sell, which could harm our reputation and brand image. In addition, we do not currently maintain any product liability insurance or third-party liability insurance coverage for the products offered through third-party merchants. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations.

As a technology-based platform, our business generates and processes a large quantity of personal, transaction, behavioral and demographic data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third parties attacks or attempts to illegally obtain the data that results in any actual or perceived release of user data could damage our reputation and brand, deter current and potential customers from using our services, damage our business, and expose us to potential legal liability.

We also have access to a large amount of confidential information in our day-to-day operations. Each order contains the names, addresses, phone numbers and other contact information of the sender and recipient of an order placed and delivered through our platforms. The content of the item delivered may also constitute or reveal confidential information. Although we have data security polices and measures in place, we cannot assure you that the information will not be misappropriated, as our personnel handle the orders and have access to the relevant confidential information.

We are subject to local laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers and employees including any requests from regulatory and government authorities relating to this data. Further, PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater public scrutiny and attention from regulators, which could increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality agreements with all our employees and officers as well as non-compete agreements with our executive officers to protect our proprietary rights. Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or that such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all and we might have to invest on research and development on our own technologies in such areas.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We have in the past and may in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. For example, in 2018 Shanghai Juhao was sued by an individual for copyright infringement for the use Shanghai Juhao’s logo. Although the case was dismissed by the court as Shanghai Juhao had already registered its logo/drawing as its trademark before the plaintiff registered her drawing for copyright, there is no guarantee that there will not be any other similar lawsuits brought against us in the future. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We face risks related to health epidemics, severe weather conditions and other outbreaks.

In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China at the end of 2019, which has spread rapidly to many parts of the world, including the U.S. In March 2020, the World Health Organization declared COVID-19 a pandemic. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S.

Substantially all of our revenues and our sales are concentrated in China. Consequently, our results of operations have been and may continuously be adversely affected to the extent that the COVID-19 outbreak or any other epidemic harm the Chinese and global economy. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 outbreak and the actions taken by government authorities and other entities to contain the COVID-19 outbreak or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of shipment of our products to our customers Our suppliers have been negatively affected during the outbreak, and could continue to be negatively affected, which could have an effect on their ability to supply and ship products to us if there is a resurgence of COVID-19 in China;

●	our customers that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products, which may materially adversely impact our revenue;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided significant sales incentives to our customers and distributors during the outbreak and may continue to provide such incentives in the future, which may in turn materially adversely affect our financial condition and operating results;

●	the business operations of our authorized physical stores and distributors have been negatively impacted by the outbreak and could continue to be negatively impacted if there is any resurgence of COVID-19 in China, which may negatively impact their purchase of our products and our distribution channel, or result in loss of customers and business, which may in turn materially adversely affect our financial condition and operating results;

●	any disruption of our supply chain, logistics providers, customers or our marketing activities could adversely impact our business and results of operations, including causing our suppliers to cease manufacturing products for a period of time or materially delay delivery to us and customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

●	many of our customers, authorized store owners, distributors, suppliers and other partners are individuals and small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 outbreak and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;

●	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak, which could materially adversely affect our stock price and ability to seek financing from capital market.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, our consolidated results for the year 2021 may be adversely affected.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impact arising from a severe condition may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act of 2002, (“Sarbanes-Oxley”). Our senior management does not have much experience managing a publicly-traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may be unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for the e-commerce business) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Foreign Investment Entry Clearance Negative List, promulgated in 2019, or the Negative List, and the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2015, 2017, 2019 and 2020, or the Catalog and other applicable laws and regulations. As provided for under the Negative List and the Guidance Catalog, “e-commerce business” is an exception to the above restriction on foreign investment. However, the above amended Catalog does not define the “e-commerce business,” and its interpretation and enforcement involve significant uncertainties, therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the “e-commerce business” and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

We are a Cayman Islands exempted company with limited liability and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among WFOE, our VIE and the shareholders of our VIE. As a result of these contractual arrangements, we exert control over our VIE and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “4.C. Organizational Structure - Variable Interest Entity Arrangements.”

In the opinion of our PRC counsel, Yunnan Kangsi Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated VIE, and the contractual arrangements among WFOE, our VIE and the shareholders of our VIE are common practices for the companies listed on stock exchanges in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yunnan Kangsi Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication service business, the relevant PRC regulatory authorities, including the China Securities Regulatory Commission (CSRC), would have broad discretion in dealing with such violations or failures, including, without limitation:

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from the WFOE or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE;

●	restricting or prohibiting our use of the proceeds of foreign offerings to finance our business and operations in China; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our VIE structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all of the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and the shareholders of our VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE, Shanghai Juhao, to operate our platform. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, our consolidated variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entities and their shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entities. The shareholders of our consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entities. Although we have the right to replace any shareholder of our consolidated variable interest entities under the contractual arrangement, if any shareholder of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Risk Factors—Any failure by our consolidated variable interest entities or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as well established as in some other jurisdictions, such as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are some regulations unfavorable to VIEs. However, despite there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws and there remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. Currently, almost all of the Chinese companies listed on overseas stock exchanges and are in the internet-based business such as e-commerce or online-gaming have adopted a VIE structure. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Shanghai Juhao and their interests in Shanghai Juhao may differ from their interests of our Company as a whole. These shareholders may breach, or cause our consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our consolidated variable interest entities, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Shanghai Juhao to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in Shanghai Juhao to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Shanghai Juhao, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals of our VIE, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation (“SAMR”), formerly known as the State Administration for Industry and Commerce. We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by department manager and office of the president, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of the office of the president or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, our wholly-owned subsidiary in China, our consolidated VIE in China, and the shareholders of our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of our VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE and VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

Our consolidated VIE holds certain assets that are material to the operation of our business, including domain names, software and equipment for the online platform. Under the contractual arrangements, our consolidated VIE may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of our consolidated VIE breach the contractual arrangements and voluntarily liquidate our consolidated VIE or our consolidated VIE declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the valued added telecom service and online retail industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the valued added telecom service and online retail industry in the future. Even though we are at present fully licensed to conduct our business, we cannot assure you that any new laws or regulations which require new certifications will not be passed in the future and we might not be able to obtain such new certifications to continuously conduct our business as we currently do. Moreover, developments in valued added telecom service and online retail may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online retail for health and nutritional supplements and cosmetic products like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules. As a result, we may not be able to keep ourselves updated with these policies and rules in time. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. All of our assets are located outside of the United States. In addition, majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may not permit you to enforce a judgment against our assets or the assets of our directors and officers.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, the newly enacted Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

On August 6, 2020, the President’s working group released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, the President’s working group recommended enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that the SEC Chairman had directed the SEC staff to prepare proposals in response to the report of the President’s working group, and that the SEC was soliciting public comments and information with respect to the development of these proposals.

On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the Act was signed into public law by the President of the United States. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, SEC announced it has adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction.

The enactment of the Act and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in June 2018 and an ongoing inspection that started in October 2020. However, the recent developments would add uncertainties to our listing and trading on Nasdaq and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment through contractual arrangements would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services (VATS) in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security). The primary role of this new agency is to facilitate policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration, and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our online platform, operated by our VIE Shanghai Juhao, may be deemed to be providing commercial internet content-related services and online data processing and transaction processing services, which would require Shanghai Juhao to obtain an Electronic Data Interchange (EDI) License. Each of EDI License is under the category of value-added telecommunications business operating licenses, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps. Our Juhao mobile app has been registered on the VATS License held by Shanghai Juhao. However, Shanghai Juhao did not apply for a value-added telecommunications business license until 2017 as its business operations were small and service fees generated by third party stores was immaterial for the Company. Although our PRC counsel believes that it is unlikely such operation without appropriate license will be considered as a material violation of the applicable regulation and that the possibility that the Company be penalized is remote due to the immaterial amount generated from the valued-added telecommunication business, if there is any enforcement action by government agencies due to such violation which affects our eligibility of existing license or future license application, it may significantly disrupt our business, subject us to sanctions, enforcement, or have other harmful effects on our operation and financial conditions.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. Although we believe that we currently have obtained necessary license to practice our business, we cannot assure you that we will be always able to meet all of requirements in the future to renew the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “Risk Factors —If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offerings and financings in the U.S. to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and our VIE. We may make loans to our PRC subsidiaries and VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or VIE or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIE when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the funds that we raise outside of China to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from offerings in the U.S. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from offerings in the U.S. into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the market price of our Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. As of the date of this report, we believe that we have made adequate employee benefit payments. If we fail to make adequate payments in the future, we may be required to make up the contributions for these plans. If we fail to make or supplement contributions of social security premiums within the stipulated period, the social security premiums collection agency may enquire into the deposit accounts of the employer with banks and other financial institutions. In an extreme situation, where we failed to contribute social security premiums in full amount and do not provide guarantee, the social security premiums collection agency may apply to a Chinese court for seizure, foreclosure or auction of our properties of value equivalent to the amount of social security premiums payable, and the proceeds from auction shall be used for contribution of social security premiums. If we are subject to deposit, seizure, foreclosure or auction in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The approval of the China Securities Regulatory Commission may be required under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Yunnan Kangsi Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the M&A Rules is not applicable to our listing and trading of our Ordinary Shares on the NASDAQ, given that:

●	we established our PRC subsidiary, WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

●	no explicit provision in the M&A Rules classifies the respective contractual arrangements among WFOE and Shanghai Juhao, and their respective shareholders as a type of acquisition transaction falling under the M&A Rules.

Also, our PRC counsel has advised us that since the M&A Rules became effective, many Chinese companies have adopted VIE structure and listed and traded their stocks on the NASDAQ, and none of them has been required to obtain such approval.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of any overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from the offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name, and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary.

Our major shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. To our knowledge, certain of our minority shareholders of the Company who are also PRC resident individual shareholders have not completed their SAFE Circular 37 registration yet. Also, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. The failure or inability of the relevant shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year will be subject to these regulations when our company becomes an overseas listed company. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “4.B. Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “10.E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Ordinary Shares.

Regulatory bodies of the United States may be limited in their ability to conduct investigations or inspections of our operations in China.

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT promulgated the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“Bulletin 37”), which became effective on December 1, 2017, and Circular 698 was then replaced effective December 1, 2017. Bulletin 37, among other things, simplified procedures of withholding and payment of income tax levied on non-resident enterprises.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. We may pursue acquisitions in China or elsewhere in the world in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018 and effective on January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax.

Risks Related to Our Ordinary Shares

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each ordinary share is entitled to one vote and each Preferred Share is entitled to two (2) votes. The Preferred Shares may be converted into Ordinary Shares by its holder.

We have authorized 50,000,000 Preferred Shares and our Chairman and Chief Executive Officer Mr. Zhiwei Xu, through Jowell Holdings Ltd. beneficially owns all of the 750,000 issued and outstanding Preferred Shares.

As a result of this dual-class share structure, the holder of our Preferred Shares will have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holder of Preferred Shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ordinary share. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Ordinary Shares may view as beneficial.

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

While our Ordinary Shares are trading on NASDAQ, our Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price for our Ordinary Shares may be volatile.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines after their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

The market price for our Ordinary Shares may be volatile and subject to wide fluctuations due to factors such as:

●	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in financial estimates by securities research analysts;

●	negative publicity, studies or reports;

●	conditions in Chinese online retail and e-commerce for health and nutritional supplements and cosmetic products markets;

●	our capability to catch up with the technology innovations in the industry;

●	changes in the economic performance or market valuations of other online retail and e-commerce for health and nutritional supplements and cosmetic products companies;

●	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

●	addition or departure of key personnel;

●	fluctuations of exchange rates between RMB and the U.S. dollar; and

●	general economic or political conditions in China.

In addition, the securities market has from time-to-time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Ordinary Shares.

Volatility in our ordinary share price may subject us to securities litigation.

The market for our Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of Ordinary Shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our Ordinary Shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency, and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our current memorandum and articles of association and by the Companies Act (2021 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of the above requirements. The Company currently follows the requirements of the Nasdaq Listing Rules without relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). However, we may choose to rely on such exemption to follow certain corporate governance practices of our home country practice in the future. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listing Rules also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three independent directors. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq Listing Rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We will comply with the requirements of the Nasdaq Listing Rules in determining whether shareholder approval is required on such matters and have appointed a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

Although as a foreign private issuer we are exempt from certain corporate governance standards applicable to US domestic issuers, if we cannot satisfy, or continue to satisfy, the listing requirements and other rules of Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Ordinary Shares are approved for listing on the Nasdaq Capital Market, however, we cannot assure you that they will continue to be listed on Nasdaq Capital Market.

In addition, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate values of our outstanding equity) plus our liabilities. Accordingly, we could become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash, cash equivalents or other assets that produce or are held for the production of passive income. In addition, because there are uncertainties in the application of the relevant PFIC rules, it is possible that the Internal Revenue Service, or IRS, may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, which could result in a determination that we were a PFIC for the current or subsequent taxable years.

If we were classified as a PFIC in any taxable year in which a U.S. Holder (as defined in “Item 10. Additional Information—10.E. Taxation—United States Federal Income Taxation”) holds the ordinary shares, the U.S. Holder would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on the gain, if any, recognized on the disposition or deemed disposition of such U.S. Holder’s ordinary shares, even if we are no longer a PFIC in the year of distribution or disposition. Moreover, such U.S. Holder would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to U.S. Holders that would result from our classification as a PFIC, see “Item 10. Additional Information—10.E. Taxation—United States federal income taxation—Passive foreign investment company.”

Our memorandum and articles of association, as amended, contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares.

Our amended and restated memorandum and articles of association, as amended, contain certain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares without action by our shareholders, the terms and rights of that series. These provisions could have the effect of depriving our shareholders to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our board of directors may refuse or delay the registration of the transfer of Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Ordinary Shares are listed or traded from time to time, our board of directors may resolve to refuse or delay the registration of the transfer of our Ordinary Shares. Where our directors do so, they must specify the reason(s) for this refusal or delay in a resolution of the board of directors. Our directors may also refuse or delay the registration of any transfer of Ordinary Shares if the transferor has failed to pay an amount due in respect to those Ordinary Shares. If our directors refuse to register a transfer, they shall, as soon as reasonably practicable, send the transferor and the transferee a notice of the refusal or delay in the approved form.

This, however, will not affect market transactions of the Ordinary Shares purchased by investors. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2022, the first fiscal year beginning after our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease to be an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Ordinary Shares to decline, and we may be subject to investigation or sanctions by the SEC.

To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

At such time that our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting, it may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Our Chairman of the Board and Chief Executive Officer will have substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Mr. Zhiwei Xu, our Chairman and member of our Board of Directors and Chief Executive Officer currently owns 5,341,380 outstanding Ordinary Shares and 750,000 Preferred Shares (each such Preferred Shares entitles the holder thereof to the rights to votes equal to two (2) Ordinary Shares) of the Company. As a result of his significant shareholding, Mr. Xu has, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6.E., “Share Ownership”.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Jowell Global Ltd. (“Jowell Global” or the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on August 16, 2019 as a holding company. The Company, through its consolidated variable interest entity (“VIE”), engages primarily in the sale of cosmetic products, nutritional supplements, and household products sourced from third party manufacturers and distributors, and also offers an online marketplace that enables third-party sellers to sell their products to the Company’s online consumers.

A reorganization of the Company’s legal structure (“Reorganization”) was completed on November 1, 2019. The Reorganization involved the incorporation of Jowell Global, a Cayman Islands holding company, Jowell Technology Limited (“Jowell Tech”), a Hong Kong holding company on June 24, 2019, and Shanghai Jowell Technology Co., Ltd. (“Shanghai Jowell”), a new wholly foreign-owned entity (“WFOE”) by Jowell Tech under the laws of the People’s Republic of China (“China” or the “PRC”) on October 15, 2019.

On October 31, 2019 and November 1, 2019, Shanghai Jowell entered into a series of contractual arrangements with Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) and the shareholders of Shanghai Juhao, as amended on October 10, 2020. These agreements include: 1) an Exclusive Business Cooperation and Management Agreement; 2) an Equity Interest Pledge Agreement; 3) an Exclusive Option Agreements 4) Powers of Attorney and 5) Spousal Consent Letters. Pursuant to these agreements, Shanghai Jowell has the exclusive rights to provide consulting services to Shanghai Juhao related to the business operation and management of Shanghai Juhao. For such services, Shanghai Juhao agrees to pay service fees determined based on all of its net profit after tax payments to Shanghai Jowell or Shanghai Jowell has obligation to absorb all of Shanghai Juhao’s losses. The agreements remain in effect until and unless all parties agree to its termination, except the Exclusive Option Agreement that the effective term of 10 years and can be renewed for an additional 10 years. Until such termination, Shanghai Juhao may not enter into another agreement for the provision of management consulting services without the prior consent of Shanghai Jowell. Also, pursuant to the equity interest pledge agreement between the shareholders of Shanghai Juhao and Shanghai Jowell, such shareholders pledged all of their equity interests in Shanghai Juhao to Shanghai Jowell, to guarantee Shanghai Juhao’s performance of its obligations under the Exclusive Business Cooperation and Management Agreement. Without Shanghai Jowell’s prior written consent, the shareholders of Shanghai Juhao shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Shanghai Jowell’s interests. If Shanghai Juhao breaches its contractual obligations under the aforesaid agreement, Shanghai Jowell, as the pledgee, will be entitled to certain rights and entitlements, including priority in receiving payments by the evaluation or proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Juhao, in accordance with legal procedures. In essence, Shanghai Jowell has gained effective control over Shanghai Juhao. Therefore, Shanghai Juhao is considered a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Shanghai Juhao no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai Jowell, is the primary beneficiary of Shanghai Juhao.

On November 6, 2020, the Company effected a reverse stock split of its Ordinary Shares at a ratio of 1-for-3 pursuant to which all existing shareholders of record on that date surrendered an aggregate of 42,298,849 Ordinary Shares, or 66.67% of the then outstanding Ordinary Shares to the Company for no consideration. The shares surrendered were subsequently cancelled (“Reverse Split”).

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote and each Preferred Share is entitled to two (2) votes. The Preferred Shares may be converted into Ordinary Shares by its holder at any time at the option of the holder. We have authorized 50,000,000 Preferred Shares and our Chairman and Chief Executive Officer Mr. Zhiwei Xu, through Jowell Holdings Ltd., beneficially owns all 750,000 issued and outstanding Preferred Shares and 5,341,380 Ordinary Shares and therefore will have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

The Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao	July 31, 2012	Shanghai, China	0 (VIE)	Online Retails

Our principal executive offices are located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082. Our telephone number at this address is +86-21-5521-01874. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains a web site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

We are one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third parties to open their own stores on our platform for a service fee based upon their sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. We currently operate under four sales channels: Online Direct Sales, Authorized Retail Store Distribution, Third-party Merchants and Live streaming marketing.

Shanghai Juhao started its operation in 2012 and is among the first group of membership-based online-to-offline cosmetics, health and nutritional supplements and household products e-commerce platforms in China. Today, we offer an online platform LHH Mall through Shanghai Juhao which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of MIIT dated February 1, 2019 valid for 5 years, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ manufacturers. As of December 31, 2020, our platform had 1,969,014 VIP members who have registered on our platform, 178 merchants who have opened their own stores on our platform, and 73.4% of products sold on our platform were cosmetics and health and nutritional supplements. We also sell household products, such as pots and pans, smartphones, paper towels, cups, vacuum cleaners, massagers and towels on our platform, and those products account for 26.6 % of the products sold on our platform.

Since August 2017, we have been also selling our products in our authorized retail stores all across China. Operating under our brand name of “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products that they purchased through our online platform LHH Mall under their special retailer accounts with us which provide them with major discounts. As of December 31, 2020, we had authorized 24,513 Love Home Stores in 31 provinces of China, providing offline retail of our products.

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores will sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised LHH Stores. The community group-buying stores aim to provide a more convenient shopping experience and high-quality produce and foods for consumers from local communities, towns and villages across China. Juhao Best Choice stores will consolidate online and offline resources for store design and logistics services and provide guidance and trainings for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company will also provide the store owners with live-streaming marketing skill training and upgrade and expand certain existing LHH Stores to Juhao Best Choice stores.

We have relationships with leading cosmetics and health and nutritional supplements manufacturers and distributors in China, which not only to provide us with high-quality products, but also supply chain services to our platform. By connecting these suppliers/distributors with our online sales and offline authorized stores, we have created a closed-circle to brings tremendous convenience and cost savings to our customers.

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third-party merchants for using our platform, which was immaterial.

For the fiscal year ended December 31, 2020, approximately $18.7 million or 19.30% of our revenue were generated from the sales of cosmetic products, approximately $52.4 million or 54.06% of our revenue were generated from the sales of health and nutritional supplements and $25.7 million or 26.56% of our revenue were generated from the sales of household products.

For the fiscal year ended December 31, 2019, approximately $18.47 million or 29.90% of our revenue were generated from the sales of cosmetic products, approximately $22.67 million or 36.70% of our revenue were generated from the sales of health and nutritional supplements and $20.63 million or 33.40% of our revenue were generated from the sales of household products.

For the fiscal year ended December 31, 2018, approximately $11.70 million or 48.35% of our revenue were generated from the sales of cosmetic products, approximately $5.44 million or 22.47% of our revenue were generated from the sales of health and nutritional supplements and $7.06 million or 29.17% of our revenue were generated from the sales of household products.

Our Sales Channels

We currently utilize four sales formats: Online Direct Sales, Authorized Retail Store Distribution, Third-party Merchants and Live Streaming Marketing.

Online Direct Sales. The Online Direct Sales model is mainly selling the products under our own brands or third-party products on our online shopping mall directly. We purchase these third-party products directly from manufacturers and suppliers and deliver them to our customers. This model generates the highest profit-margin among all our sales models.

Authorized Retail Store Distribution. Authorized Retail Store Distribution refers to our authorized physical retail stores that distributed products all over the country and they purchase their products from us and distribute them to consumers. Those stores may also use a small program developed by us which can be used on WeChat to promote products to their WeChat contacts who can place orders to purchase products either from those authorized stores or from our platform which we provide sale discounts for such orders placed on our platform but directed from our authorized stores. The material terms of the Love Home Health Franchise Store Contract with such store owners/franchisees include: (i) Shanghai Juhao will provide training to franchisee, which should pass the examination of Shanghai Juhao to be qualified as an authorized store; (ii) the franchisee shall obtain the business license, tax registration certificate and other relevant certificates required for operation according to law at its own costs; (iii) the franchisee shall abide by the rules and policies issued by Shanghai Juhao; (iv) during the term of the agreement, the franchisee may use Shanghai Juhao’s trademark and service mark and Shanghai Juhao authorizes the franchisee to sell the products or services of Shanghai Juhao; (v) Shanghai Juhao may inspect the operation of the franchisee from time to time; (vi) during the term of the agreement, the franchisee’s store structure, internal and external decoration shall comply with the standards set by Shanghai Juhao; (vii) the franchisee shall purchase the products from Shanghai Juhao for at least RMB 4,000 every two months; (viii) the franchisee shall sell the products (or provide services) at the price specified by Shanghai Juhao; (ix) the franchisee shall not transfer the operation right without authorization of Shanghai Juhao, and shall not conduct business beyond its authorized territory (the area within 1.5 km radius of the address of the franchisee); (x) the franchisee will receive a 20% discount of the retail price of the products sold directly on the LHH mall members; and (xi) the term of the agreement is usually one year subject to renewal.

Third-party Merchants. We hold an EDI certificate approved by Shanghai Bureau of Communication Management pursuant to the requirement of the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”), which allows our online shopping mall to accept third-party platforms and companies to open their stores on our platform and to enrich the product categories of our shopping mall, and give consumers more choices. The material terms of the Juhao Mall Marketplace and Service Agreement for third party stores in Juhao Mall with such store owners include: (i) the third party store/merchant is responsible for stores set-up, sales, inventory management, logistics and after-sales services and Shanghai Juhao will provide assistance and charge relevant service fees; (ii) the merchant is responsible for the sales of its products on its online store, and the sales price shall be determined by the merchant, but shall not be lower than the minimum price agreed by the parties; (iii) if the merchant’s customers make payment through Shanghai Juhao’s online platform, Shanghai Juhao is obliged to pay the received payment to the merchant every month according to the payment method agreed in the agreement; (iv) if the customer finds that the product has shortage, defective or damage, or the variety, model, specification, color, quantity, shelf life and quality of the products is inconsistent with the order, he/she may reject the product and the merchant shall timely reissue or replace the product; (v) the merchant guarantees that the quality of the products it sells has met the national or international standards and met the general performance and use requirements of such product; (vi) the merchant guarantees to Shanghai Juhao that there is no dispute with any third party on intellectual property rights and other rights of the products sold on Juhao’s platform; (vii) the merchant shall provide after-sale service and support for the products that it sold; (viii) Shanghai Juhao charges a fix service fee equals to 5% of the merchant’s store revenue and will also charge a performance fee between 0-5% based upon the monthly performance of the merchant store, i.e. the higher the sales reaches, the lower performance fee will apply and it will be no performance fee if the sales reaches RMB 100,000 in such month; and (ix) the term of the agreement is usually one year subject to renewal.

Live streaming marketing. We have started to use the most popular online sales model, Live Streaming/Broadcasting Marketing. We train our authorized retail store owners to become live streamers participating in the live online broadcasting to market and sell products. In addition, we constantly look for professional multi-channel network (MCN) agencies to work with their Key Opinion Leaders (KOLs) to promote our products through live streaming on popular channels such as TikTok live, Kuaishou live and Taobao live.

Sales of Products

We have adopted three complementary sales formats on our internet platform for health and nutritional supplements, household products and cosmetics, which are the main products sold in our mall: curated sales, series sales and flash sales, pursuant to which we either sell products directly to customers as a principal or act as a service provider for third-party merchants who sell products on our internet platform. We provide our customers with the same shopping experience regardless of whether the products are sold by us or by third-party merchants.

Curated sales. We believe the curated sales format embraces value, quality and convenience for our customers and enhances our trendsetting image. We curate and recommend a carefully selected collection of branded products for a limited period of time at attractive prices. We carefully select popular cosmetic products that primarily appeal to females. We select and update the products for curated sales every day.

Series sales. In addition to the curated sales, we also use our internet platform to produce series sales models that conform to the trend, festivals and hot topics. We have selected multi category products in line with the theme in the series of topics, where consumers can compare and purchase through brand, price, scope of application and other parameters. We create topics and shopping scenes, so as to guide consumers to buy the products here. We collaborate with an extensive range of international and domestic suppliers and third-party merchants, who offer diversified and branded beauty and health and nutritional supplements.

Flash Sales. Our flash sales format features virtual stores of selected third-party merchants. Our flash sales products are selected from products sold under our own brand or third-party merchant products. At least four products are sold with large discount and limited quantity every day. Through the flash sales, we can increase the attention and stickiness of potential and existing consumers to our platform, and can also promote the products and reduce the backlog risk for those high inventory products. The third-party merchants need to register and reserve the spots for the flash sales with us in advance and we will arrange the products to be sold by flash sales according to the recent sales data for various products and their categories on the platform, so that the selected products can achieve best sales and recognition by the customers.

Products Offerings

Product Categories

We offer high quality and affordable products. The following table illustrates the categories of products we sell on our platform:

Product Category	Product Description
Health and nutritional supplements and foods	Products that regulate immune system, bone health products, beauty and beauty supplements
Cosmetics	Lipstick, foundation, cream, eyebrow pencil, makeup remover, lip enamel, eye shadow, mascara, eye liner
Skin care	Eye cream, eye mask, sunscreen cream, skin cream, moisturizing water, lotion, hand cream, cleansing cream, face cream, essence, facial mask
Body Care	Body wash, shampoo, hair conditioner, hand sanitizer, essential oil, toothpaste, mouthwash, essential oil soap, styling gel
For baby and children	Lip balm, baby massage oil, moisture cream, shower gel, shampoo, hand sanitizer, baby toothpaste, diaper, baby soap
Washing items	Detergent, washing powder, washing tablet, washing liquid, kitchen cleaner, soap, pipe dredger
Fragrances	Traditional herbal lotion, perfume for men and women, fragrant ball, air purifying box
Food	Fruits, vegetables, snacks, roasted sunflower seeds and nuts, biscuits and pastries, health foods, beverages, wines, prepared products, kitchen seasoning, dry grain and oil
Electronics	Large electronic appliances, home appliances, kitchen appliances, cosmetic electronic appliances
Apparel	Men’s and women’s clothes, men’s and women’s shoes, men’s and women’s bags, suitcases and accessories
Household Products	Home textile, home decoration, maternal and infant products, kitchenware, daily life necessities, cosmetic products

We also sell the following products under our own brands

Product Category	Product Description
Skin care	Facial mask
Body Care	Body wash, shampoo, hair conditioner
For baby and children	Lip balm, baby massage oil, moisture cream, shower gel, shampoo, hand sanitizer, baby toothpaste, diaper, baby soap
Food	Roasted seeds and nuts, beverages, prepared products
Electronics	Home appliances
Apparel	Suitcases and accessories
Household Products	Daily life necessities

Exclusive Products

To enhance consumers’ attraction to our product offerings and online shopping mall, we enter into exclusive arrangements from time to time with certain manufacturers and suppliers to offer exclusive products, including products under our owns brand names on our platform. In addition, through exclusive arrangements with suppliers, we are able to offer selected SKUs and sets of cosmetic products under popular brands exclusively on our platform, such as selected SKUs and sets of cosmetic products under the FRUITY brand of Longrich Group Co., Ltd, a related party. We do not substantially depend on any of our exclusive products suppliers.

Customers

Our large, engaged and loyal customer base is the key to our success. The loyalty of our customer base is demonstrated by the repeat purchase rates. In the past three years, the number of our repeat customers has grown greatly every year. In 2017, there were 10,728 customers placed orders on our platform, of which 6,570 or 61.24% are repeat customers. In 2018, there were 16,724 customer-placed orders on our platform, of which 10,976 or 65.63% are repeat customers. In 2019, there were 56,516 customer-placed orders on our platform, of which 29,393 or 52.01% are repeat customers. In 2020, there were 90,773 customer-placed orders on our platform, of which 41,439 or 45.65% are repeat customers. In 2018, the number of repeat customers increased by 67.06% compared with 2017, and in 2019, the number of repeat customers increased by 167.8% compared with 2018. In 2020, the number of repeat customers increased by 40.98% compared with 2019. If a customer returns to our platform and purchase from us within 30 days from his/her previous purchase, it is considered as a repeat customer.

Marketing

We believe that the most efficient form of marketing for our business is to continuously roll out creative and cost-efficient marketing campaigns to establish our brand image as a trendsetter for healthy products. These marketing campaigns promote word-of-mouth referrals and enhance repeat customer visits to our internet platform. We also use live streaming marketing and self-media platform marketing such as our WeChat public information release account to communicate with our customers and issue promotions and products information. We have entered into a marketing and promotion agreement with a network advertising and promotion company in the PRC to promote our products and platform. As a result, we have been able to build a large, engaged and loyal customer base with relatively low customer acquisition cost. Our cost-effective marketing campaigns have allowed us to have relatively low marketing expenses.

As part of our viral marketing strategy, we offer various incentives to our existing customers in order to increase their spending and loyalty. Our customers can earn cash coupons for eligible purchases and become VIP members by registered their information with us on our platform, which status offers them additional benefits such as cash coupon rewards, exclusive products and free samples. We offer gifts and lucky draw promotions on our internet platform. Our customers can also earn cash coupons for successful referrals of new members and customers. In addition, we conduct online advertising via search engines, portals, advertising networks, video sharing websites, and social networking and microblogging sites, we encourage our customers to share their shopping experiences with us through social media and networking websites in China.

Our Internet Platforms

Our 1juhao.com website

Integrating convenience, aesthetics and functionality, our website aims to actively drive consumer spending by strategically featuring a carefully selected catalog of popular items. We focus on creating a superior online shopping experience for our customers providing detailed product descriptions, thoughtful peer reviews and multi-angle picture illustrations designed to assist our customers in making purchase decisions. Our website interface is fully integrated with our warehouse management system, enabling us to track order and delivery status on a real-time basis.

Our Mobile Platform

We believe consumers will increasingly shop online through mobile internet. Therefore, we have invested substantial resources to build a mobile application platform dedicated to providing a superior mobile shopping experience. We use different sales channels to market and sell the products on our online shopping mall, except for the products purchased and taken by walk-in customers at our authorized stores. For the products sold through our online shopping mall which represent the majority of our sales, these are either purchased on our online portal/platform or through our mobile app. Approximately 35.84% of our Gross Merchandise Volume (“GMV”) from our online shopping mall was generated from our mobile app in 2018 and the remaining 64.16% was generated on our online portal/platform. In 2019, we generated approximately 41.49% of GMV from our mobile app and the remaining 58.51% was generated on our online portal/platform. In 2020, we generated approximately 24.09% of GMV from our mobile app and the remaining 75.91% was generated on our online portal/platform.

Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, search, select and purchase products offered on our platform. The layout of products offered on our mobile applications is intuitive and easy to use. Customers can browse our recommended product selections, in particular our curated sales which are immediately accessible as soon as our mobile applications are activated on their mobile devices, and make quick purchases at any time and regardless of their locations. In addition, customers can conveniently browse and search for products based on brand, category, product functionality, and can sort product listings by popularity, price and discount level. Users may also subscribe to future curated sales notifications from our mobile applications.

The unique product offerings and functions on our mobile platform further enhance mobile user experience and engagement. Certain selected products and sales events are offered exclusively on our mobile applications to increase their popularity. We also seek to provide customers with a customized shopping experience through analyzing and understanding their transaction histories and browsing patterns on our mobile application and develop targeted sales events to increase customer stickiness and enhance cross-selling opportunities. A direct dial feature on our mobile platform allows users to call our customer service with a single click. We periodically send product promotional information to our mobile application users through text messages and mobile push notifications. We also continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

Authorized Physical Stores

Since August 2017, many retail stores became authorized retail stores, named LHH (Love Home) Stores. All products sold in these stores must be purchased on our online LHH shopping platform though such retailers’ accounts with us so they can receive discounts on their orders, which are not available for regular online customers. When an authorized store places orders on our platform, we can deliver products to the specific store or directly to its end customers; all orders go through the retailer account number for each store for a major discount and we can track sales for each store. We will review, evaluate and qualify potential physical stores before they can become authorized stores, including business qualification and decoration requirements. As an important part of our strategy to better serve consumers, we had 24,513 offline authorized stores spread out in 31 provinces in China as of December 31, 2020, providing both online and offline retail and wholesale services to our customers. By connecting upstream suppliers, distributors and offline authorized store services, we have created a closed-loop platform, which we believe brings convenience and cost savings to our consumers. We plan to develop additional authorized physical stores to establish our presence in major cities in China and worldwide, to expand our market, build greater trust with our customers and to further broaden our brand awareness.

Our Suppliers and Third-Party Merchants

Since our inception, we have attracted a broad group of suppliers for health and nutritional supplements, household products and cosmetic products and third-party merchants for beauty, apparel and other lifestyle products. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2017, 2018 and 2019, we worked with approximately 35, 64 and 64 suppliers and 96,145 and 169 third-party merchants, respectively. As of December 31, 2020, we had approximately 122 suppliers and 178 third-party merchants. We charge a service fee to third party merchants that open stores on our platform based upon their sales volume generated from their online stores ranging from 5% - 10% of their revenues. The higher the sale volume is, the lower service fee percentage will apply. We do not provide delivery service for third party merchants and they purchase their own products and use their own delivery services. We believe our reputation as a brand incubator and our ability to assist suppliers and third-party merchants in effectively selling their inventory and fulfilling their demand for marketing will help us attract new suppliers and third-party merchants and build stronger ties with our existing ones.

Supplier and Third-party Merchant Selection.

We have implemented a strict and systematic selection process for suppliers and third-party merchants. Our merchandizing team is responsible for identifying potential suppliers and third-party merchants globally based on our selection guidelines. Our key supplier and third-party merchant selection criteria include company size, reputation, sales records in offline and online channels and product offerings. We generally choose to work with reputable suppliers and third-party merchants with reliable track records and high-quality product offerings. Once a potential supplier or third-party merchant is identified, we conduct due diligence reviews based on our selection criteria including qualifications, background, product quality, pricing, payment terms and services. For our exclusive products, we typically identify suppliers from trade shows and on-site visits based on our selection criteria, including the relevant qualifications and governmental permits. We also conduct detailed factory auditing on the supplier’s manufacturing capability and production process to control product quality.

Supply Arrangements.

We generally enter into framework supply agreements with suppliers and third-party merchants annually based on our standard form. We constantly communicate with our suppliers and third-party merchants to keep them informed of any changes to the inventory levels of their products in order for them to timely respond to our sales demands. Before hosting a major sales event, we provide advance notice to our suppliers and third-party merchants so that they can prepare ample stock to meet potential surge in demand and increased purchases.

Product Selection.

Our merchandizing team members possess insightful knowledge and understanding of existing and potential customers’ needs and preferences. Before selecting each product, we consider and analyze historical sales data, fashion trends, seasonality and customer feedbacks to project how many items of a particular product we should offer for curated sales, in our online shopping mall or for flash sales. To maximize the outcome of our curated sales, we carefully plan our product mix to achieve a balanced and complementary product offering across different product categories.

Quality Control.

In addition to our product selection process, we believe we have one of the most stringent quality assurance and control procedures in the e-commerce industry for products delivered through our logistics network in China. We are currently collaborating with a leading institution in China to conduct periodic laboratory tests on randomly selected samples of products provided by our suppliers and third-party merchants. The tests are designed to analyze the chemical composition of sample products to ensure their authenticity and quality. Any non-compliant products identified will subject the supplier or third-party merchant to fines as well as permanent termination of business relationship with such supplier or third-party merchant. We commit to the high-quality standards of products offerings sold through our internet platform.

Furthermore, we diligently examine the product sourcing channel and qualification of our suppliers, carefully inspect all products delivered to our logistics centers, and reject or return products that do not meet our quality standards or the purchase order specifications. We also reject any products with broken or otherwise compromised packaging. In addition, we check all products before shipment from our warehouse shipping center to our customers to ensure there is no apparent damage, and conduct random periodic quality checks on our inventory. For non-compliant products, we immediately take them off from our internet platform. Furthermore, we typically require suppliers and third-party merchants to pay deposits or provide advance payment guarantees. For products that are not processed by our logistics centers, we carefully scrutinize the product sourcing channels of third-party merchants and impose penalties, typically in amounts equal to several times the value of the relevant products.

Inventory Management.

We generally do not pay in advance for the products that we purchase from our suppliers, except for Longrich Group which usually delivers the products on the same day or the next day of the payment. Most of our suppliers of products deliver products within 30 days of our order and grant us a credit term of 30 to 50 days.

Our largest supplier is Longrich Group including its subsidiaries, a related party of the Company. Since its establishment in 1986, Longrich Group grew to five manufacturing factories and ten R & D bases in the world. Longrich Group has built a large-scale, flexible and intelligent production line and manufacturing process around its core business of cosmetics products.

Payment and Fulfillment

Payment

We provide our customers with a number of payment options including cash on delivery (for selected cities), bank transfers, online payments with credit cards and debit cards issued by major banks in China, and payment through major third-party online payment platforms, such as Alipay and WeChat Pay.

As part of our marketing efforts, we distribute cash coupons that can be used by our members to offset the purchase price of our products. Furthermore, our customers can use the account balances on our platform accumulated from prior product refunds to make future purchases.

Fulfillment

We have established a logistics and delivery network with nationwide coverage. We have adopted a flexible logistics model supported by our robust and advanced warehouse management system. We use third-party nationwide and regional delivery companies to ensure reliable and timely delivery.

Our logistics center is strategically located in Changshu city in Eastern China.

Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our logistics centers, up to when the product is packaged and picked up by delivery service providers for delivery to a customer. We closely monitor the speed and service quality of the third-party merchants that open stores on our platform through customer surveys and feedbacks from our customers to ensure customer satisfaction.

Delivery Services

We deliver orders placed on our internet platform to all areas in China through reputable third-party delivery companies with nationwide coverage, and regional delivery companies. For delivery to remote regions of China, we use China Post. We generally include the delivery cost in the cost of products, except in rare instance of bulk orders where we require the purchaser to pay for shipping expenses.

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. In order to reduce the cost of third-party logistics as much as possible, we usually only sign a year-round agreement with one express company to receive better rate. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. We typically negotiate and enter into logistics agreements on an annual basis.

Customer Service

We believe our emphasis on customer service enhances our brand image and customer loyalty. Customers can access our sales and after-sales service hotlines and online representatives 24 hours a day, 7 days a week.

Our customer service center is located in our branch company in Changshu city. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training, conducted by experienced managers on product knowledge, complaint handling and communication skills.

We believe we have one of the most customer-friendly return policies in the online retail markets in China. For most of the products in our online mall, we and our third-party merchants generally offer a 7-day product return policy, as long as the product is not used, damaged, is returned in its original state and can be resold.

Once a customer submits a return application request online, our customer service representatives will review and process the request or contact the customer by e-mail or by phone if there are any questions relating to the request. Upon receipt of the returned product, we credit the customer’s Juhao member or payment account with the purchase price. We fully cover the return shipment costs for our products. We believe our hassle-free return policies help build customer trust and increase customer loyalty and our sales.

Technology

Our technology systems are designed to enhance efficiency and scalability, and play an important role in the success of our business. We rely on our copyright protected APP software and other internally developed proprietary technologies to improve our website and management systems in order to optimize every aspect of our operations for the benefit of our customers, suppliers and third-party merchants.

We have adopted a service-oriented architecture supported by data processing technologies which consists of front-end, mid-end and back-end modules. Our network infrastructure is built upon self-owned servers located in data centers operated by third-party internet data center providers. We are implementing enhanced cloud architecture and infrastructure for our core data processing system to augment our existing virtual private network as we continue to expand our operations, enabling us to achieve significant internal efficiency through a virtual and centralized network platform.

Our front-end modules facilitate the online shopping processes of our customers. Our front-end modules are supported by our content distribution network, dynamic and distributed cluster and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have designed our systems to cope with our maximum peak concurrent visitors at all times. As a result of such foresight, we are able to provide our customers constantly smooth online shopping experience. Our mid-end modules support our daily administrative and business operations and our back-end modules support our supply chain and greatly enhance the efficiency of our operations.

Our business intelligence systems enable us to effectively gather, analyze and make use of internally-generated customer behavior and transaction data. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. We have developed most of the key business modules in-house. We also acquired software use right from a reputable third-party provider, and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to prevent data failure and loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, real-time data back-up and redundancy and load balancing. We believe our module-based systems are highly scalable, which enable us to quickly expand system capacity and add new features and functionality to our systems in response to our business needs and evolving customers’ demands without affecting the operation of existing modules. In addition, we have also adopted rigorous security policies and measures to protect our proprietary data and customer information.

Intellectual Property

We regard our trademarks, software copyrights, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark, copyright and trade secret protection laws in the PRC, as well as confidentiality procedures and contractual provisions with our employees, service providers, suppliers, third-party merchants and others to protect our proprietary rights. We believe that more and more consumers will shop online through mobile internet. Therefore, we have invested a lot of resources to build a mobile application platform dedicated to provide excellent mobile shopping experience. We use different sales channels to market and sell the products on our online shopping mall, except for the products purchased and taken by walk-in customers at our authorized stores. For the products sold through our online shopping mall which represent the majority of our sales, these are either purchased on our online portal/platform or through our mobile app. In 2020, we generated approximately 24.09% of GMV from our mobile app and the remaining 75.91% was generated from our online portal/platform.

Competition

The retail markets of health and nutritional supplements, cosmetics and household products in China are fragmented and highly competitive. We face competition from traditional health and nutritional supplements and cosmetic products retailers, such as traditional Chinese medicine stores, health and nutritional supplements stores and department stores, and online cosmetic products retailers, such as Jumei, Lefeng, as well as general e-commerce platforms, such as Suning.com Co., Ltd., which operates Suning.com, Alibaba Group, which operates Taobao.com and Tmall.com, Amazon China which operates Amazon.cn, JD.com, Inc., which operates JD.com, Vipshop Holdings Ltd., which operates VIP.com, and E-Commerce China Dangdang Inc., which operates Dangdang.com.

1. Competitive advantages of Juhao’s online and offline new retail model

We have been using big data and artificial intelligence technologies to collect and analyze consumers’ activities on our platform and their shopping patterns, such as the time each customer spends on our platform, the web pages such customer visits, how long the customer spends on each web page, how often such customer visits our site, average spending amount that such customer spends each order and products she/he purchase, the location of such customer, whether she/he is a repeat customer, from which search engine or portal such customer is directed to our site and whether she/he use computer or mobile-app, etc. We also use big data and artificial intelligence to analyze our suppliers’ products, qualifications, production capacity, technology, management and credibility. Relying on the Internet, through the use of big data, artificial intelligence and other advanced technologies, we continuously upgrade our product offering and service processes to improve our business model so that it deeply integrates online service, offline experience and modern logistics.

Ecosystem

Our business platform includes an online shopping platform, physical stores, warehouse and shipping center and marketing channels which are embedded to improve our capability to better meet our consumers’ requirements for convenient and comfortable shopping experience, which ultimately increase user stickiness.

Boundless

Through the efficient integration of online platform and offline stores, consumers can enjoy shopping at any time and any place, through a series of diversified channels such as physical stores, online shopping malls, live streaming shopping, self-media platform such as our WeChat public information release account. Our customers can interact with companies or other consumers, including discussion of product experience, product consultation and purchase of products and services.

Intelligent Business Model

The important foundation for the existence and development of our business model is the improvement of personalization, instantaneity, convenience, interaction, accuracy and fragmentation in the shopping experience of our customers. In order to meet the above needs of our customers, we plan to develop what we call “intelligent” shopping method which consists of the comprehensive application of 5G telecommunication, intelligent virtual clothes fitting room, 3D remote touch sensing, photo search, voice shopping, VR shopping, unmanned logistics, self-service payment and virtual assistant.

Shopping Experience

With the continuous growth of per capita disposable personal income of Chinese urban residents and the great enrichment of consumption goods, we believe that consumption will gradually change from price based to value- based shopping, and the quality of shopping experience will increasingly become the key factor for consumers. In real life, people’s recognition and understanding of a brand often come from brick and mortar store, and our experiential business mode is to embed products into all kinds of real life scenarios created by using off-line stores, giving consumers a direct opportunity to comprehensively and deeply understand goods and services, thus triggering consumers’ perception of the comprehensive feedback including the sense of hearing, taste and other aspects, this can not only enhance people’s sense of participation and acceptance, but also further discover the value of offline stores.

2. Advantages of our Juhao e-commerce platform

We have obtained an EDI license certificate issued by the Shanghai Communications Administration. In China, only a few major e-commerce platforms have obtained this certificate, such as Taobao.com (an Alibaba Group company). This certificate not only allows us to sell products sourced from third parties on our online shopping mall, but also allows us to have third-party merchants, enterprises or individuals open stores on our e-commerce platform to sell their own products. We believe such distinctive advantage brings more consumers to our Juhao platform and contributes to the growth of our business.

We believe we can compete effectively against our competitors. However, some of our current and potential competitors may have longer operating histories, larger customer bases, better brand recognition, stronger platform management and fulfillment capabilities and greater financial, technical and marketing resources than we do. See “Risk Factors—Risks Related to Our Business—We face fierce competition in the health and nutritional supplements and cosmetic markets in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.”

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

The relevant regulations promulgated by such government authorities are described below.

Regulations of operation and service of e-commerce and authorized retail store

We operate under a license for value–added telecom businesses of the People’s Republic of China (EDI), authorized by the Ministry of Industry and Information Technology of the People’s Republic of China, or MIIT, which has approved the Shanghai Juhao platform for operating online data processing and transaction processing services. Our license was approved on February 1, 2019 and is valid for 5 years. Shanghai Juhao was at its early development stage between 2012 and 2017 and it did not apply for a value-added telecommunications business license until 2017. At its early business development stage, the Company’s business operation was small and revenue from service fees generated by third party stores was immaterial in the overall business and total revenue of the Company. Our PRC counsel believes, due to the immaterial amount from valued-added telecommunication business from 2012 until we received the approval in 2019, that it is unlikely that such operation without appropriate license will be considered as a material violation of the regulation by the regulator and that the possibility that the Company be penalized is remote. In addition, Mr. Zhiwei Xu, a major shareholder of Shanghai Juhao and our Chairman and CEO, has provided an indemnification letter to the Company and agreed that he will indemnify Shanghai Juhao and Company for any losses and penalties imposed by government agencies due to the lack of a value-added telecommunication business license prior to February 1, 2019.

Under the Telecommunications Regulations of the People’s Republic of China and Administrative Measures on Internet Information Services, a telecommunications service provider is required to procure operating licenses from the MIIT or its provincial counterparts, prior to the commencement of its operations, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed. If there is illegal income, the illegal income shall be confiscated. A fine ranging from three to five times the amount of the illegal income; if there is no illegal income or the illegal income is less than RMB 50,000, a fine ranging from RMB 100,000 to RMB1,000,000 shall be imposed; if the circumstances are serious, and the website shall be closed. If such operations disrupt the order of the telecommunications market and constitute a criminal offence, criminal liability shall be pursued in accordance with the law. In addition to the requirement to be approved as an EDI, in 2017 the MIIT published Order No. 321, which requires an EDI to submit annual report starting in 2020. The Company has submitted and passed current annual report for 2020.

E-Commerce Law of the PRC

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the State Administration for Market Regulation) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. Furthermore, MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make their transaction rules publicly available and file them with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location of the merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of products by third-party merchants on their third-party platforms to avoid misleading the consumers.

On August 31, 2018, the Standing Committee of the National People’s Congress of China (“SCNPC”) promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s e-commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legal obligations. For example, pursuant to the E-Commerce Law, an operator of an e-commerce platform shall give appropriate reminders to and facilitate the business operators on its platform who have not completed the formalities for the registration of market entities to complete such formalities. Also, an operator of an e-commerce platform is legally obligated to verify and register the information of the business operators on its platform, prepare emergency plans in response to possible cyber security incidents, keep the transaction information for no less than three years from the date on which the transaction has been completed, establish rules on the protection of intellectual property rights and conform to the principle of openness, fairness and justice. Violation of the provisions of the E-Commerce Law may result in being ordered to make corrections within a prescribed period of time, confiscation of illegally obtained gains, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities.

The Company’s business operation is on-line retail business which includes online data processing and transaction processing services, therefore, the-above E-Commerce laws and regulations apply to the Company. We have set up all necessary formalities and requirements in accordance with applicable E-Commerce laws and regulations for our customers and vendors who are using our E-Commerce platform and taken necessary measures and steps to keep us, our business partners and customers in compliance with these laws and regulations.

Regulations Relating to Foreign Investment

The PRC Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which has taken effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies a regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published by the State Council, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List) promulgated by the NDRC and the MOFCOM. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

This new Foreign Investment Law has provided a more transparent foreign investment environment in China. Particularly, this new law has changed the regulatory procedure from a pre-approval requirement to the negative list system, which means the foreign invested company may engage in any business activities that are not in the negative list and pre-approval is not required anymore.

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”) and MOFCOM. In June 2019, Special Administrative Measures (Negative List) for Admission of Foreign Investment (2019 Version) or the Negative List, replaced 2018 Version of the Negative List. In June, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our e-commerce business in China. See “Risk Factors—Risks Related to Our Corporate Structure— We rely on contractual arrangements with our VIE and the shareholders of our VIE for our business operations, which may not be as effective as direct ownership in providing operational control.”

Shanghai Juhao, our VIE, engages in e-commerce retail and related services, including online data processing and transaction processing service, which are within the category in which foreign investment is classified into License Category pursuant to the most recently published Negative List 2020 version. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted from conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the contractual arrangements between the WFOE and our VIE are necessary and essential for our business operations. These contractual arrangements with our VIE and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate its financial results.

Regulations Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement on such rights. PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure, which include the Decision of the Standing Committee of the National People’s Congress on Internet Security Protection enacted and amended by the SCNPC on December 28, 2000 and August 27, 2009, respectively, the Provisions on the Technical Measures for Internet Security Protection issued by the Ministry of Public Security on January 13, 2006 and took effect on March 1, 2006, the Decision of the Standing Committee of the National People’s Congress on Strengthening Network Information Protection promulgated by the SCNPC on December 28, 2012, the Several Provisions on Regulating the Market Order of Internet Information Services promulgated by the MIIT on December 29, 2011, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users released by the MIIT on July 16, 2013. Internet information in China is regulated from a national security standpoint.

The Provisions on Protection of Personal Information of Telecommunication and Internet Users regulate the collection and use of users’ personal information in the provision of telecommunications services and internet information services in the PRC. Telecommunication business operators and internet service providers are required to formulate and disclose their own rules for the collection and use of users’ information. Telecommunication business operators and internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent from the relevant citizens, and keep the collected personal information confidential. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Once users terminate the use of telecommunications services or internet information services, telecommunications business operators and internet information service providers shall stop the collection and use of the personal information of users and provide the users with services for deregistering their account numbers.

The Provisions on Protecting Personal Information of Telecommunication and Internet Users further define the personal information of user to include user name, birth date, identification number, address, phone number, account number, passcode, and other information that may be used to identify the user independently or in combination with other information and the timing, places, etc. of the use of services by the users. Furthermore, according to the Interpretations on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement on Citizens’ Personal Information, or the Interpretations issued by the Supreme People’s Court and the Supreme People’s Procuratorate on May 8, 2017 and took effect on June 1, 2017, personal information means various information recorded electronically or through other manners, which may be used to identify individuals or activities of individuals, including, but not limited to, the name, identification number, contact information, address, user account number and passcode, property ownership and whereabouts.

The Company is legally obligated to protect the information of its customers and vendors, especially for the personal data of its consumers, such as identity, consuming pattern, and other personal information.

On November 1, 2015, the Ninth Amendment to the Criminal Law of the PRC issued by the SCNPC became effective, pursuant to which, any internet service provider that fails to comply with obligations related to internet information security administration as required by applicable laws and refuses to rectify upon order is subject to criminal penalty for (i) any large-scale dissemination of illegal information; (ii) any severe consequences due to the leakage of the user information; (iii) any serious loss of criminal evidence; or (iv) other severe circumstances. Furthermore, any individual or entity that (i) sells or distributes personal information in a manner which violates relevant regulations, or (ii) steals or illegally obtain any personal information is subject to criminal penalty under severe circumstances.

On June 1, 2017, the Cyber Security Law of the PRC, or the Cyber Security Law, promulgated by SCNPC took effect, which is formulated to maintain the network security, safeguard the cyberspace sovereignty, national security and public interests, protect the lawful rights and interests of citizens, legal persons and other organizations, and requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures to safeguard the safe and stable operation of the networks, effectively respond to the network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements set forth in other existing laws and regulations on personal information protections and strengthens the obligations and requirements of internet service providers, which include but are not limited to: (i) keeping all user information collected strictly confidential and setting up a comprehensive user information protection system; (ii) abiding by the principles of legality, rationality and necessity in the collection and use of user information and disclosure of the rules, purposes, methods and scopes of collection and use of user information; and (iii) protecting users’ personal information from being leaked, tampered with, destroyed or provided to third parties. Any violation of the provisions and requirements under the Cyber Security Law and other related regulations and rules may result in administrative liabilities such as warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, and shutting down of websites, or, in severe cases, criminal liabilities. After the release of the Cyber Security Law, on May 2, 2017, Cyberspace Administration of China issued the Measures for Security Reviews of Network Products and Services (Trial), or the Review Measures, which become effective on June 1, 2017. The Review Measures establish the basic framework and principle for national security reviews of network products and services.

The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.

As an online retail platform operator and service provider, we are subject to these laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our customers, vendors and employees including any requests from regulatory and government authorities relating to this data. Further, PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We expect that these areas will receive greater public scrutiny and attention from regulators, which could increase our compliance costs and subject us to heightened risks and challenges. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Regulations Relating to Food Trade

General Administration of Food Marketing

The Food Safety Law of the People’s Republic of China has been implemented since June 2009, revised by the Chinese People’s Congress in April 2015 and December 29, 2018 and implemented in December 2018. The Regulations for the Implementation of the Food Safety Law of the People’s Republic of China have been in effect since July 2009.The State Council standardized food safety in 2016, established a food safety supervision monitoring and evaluation system, and adopted food safety standards. The State Council implements a food production and operation licensing system. Engaged in food production, sales, catering services, and obtained business licenses in accordance with the law. The State Council implements strict supervision and management of special foods such as health foods, medical formulas, and infant formulas.

The “Food Management License Management Measures” promulgated by the State Food Product Supervision and Administration Bureau in August 2015 and revised in 2017 regulates food business licensing activities, strengthens the supervision and management of food business, and guarantees food safety. Food business operators engaged in food business activities shall receive a Food Business License at a business location. The food business license is valid for five years.

Shanghai Juhao holds a food business license issued on May 12, 2016, which was renewed on April 22, 2021 with an expiration date of April 21, 2026. This license is renewable every 5 years and the Company shall submit a renewal application with the authority 30 days before its expiration date. In addition, under the requirements of other relevant provisions of the “Food Safety Law of the People’s Republic of China” and “Regulations on the Administration of Production and Marketing of Alcoholic Products in Shanghai”, we have also obtained the renewable “Retail License for Alcoholic Products” for alcohol related products on our platform on September 4, 2020 which is valid for three years and we will apply for renewal before its expiration date on September 4, 2024.

Regulations on product quality and customer protection

According to the “Product Quality Law of the People’s Republic of China” which came into effect in September 1993 and the “Product Quality Law of the People’s Republic of China” revised by the Chinese People’s Congress in 2000, 2009, and 2018 respectively, the products sold must comply with relevant safety standards, and the seller should take measures to maintain quality of products. The seller shall not make adulterated product. The qualified products shall not be impersonated as unqualified products. For the seller, any violation of national or industry health and safety standards or other requirements may result in civil liability and administrative penalties, such as compensation for damages, fines, confiscation of illegally sold products and sales proceeds, and even cancellation of business licenses; Except for criminal responsibility according to law.

The Law of the People’s Republic of China on the Protection of Consumer Rights and the Law on the Protection of Consumer Rights and Interests came into effect in January 1994 and were revised by the Chinese People’s Congress in 2009 and 2013 respectively. The operators should ensure that the services provided by the products are in line with the personal, property security requirements, and provide consumers with real information about the quality, function, use and expiration date of the product or service. Consumers who claim damages to products or services purchased or accepted on the Internet trading platform may claim damages from the seller or service provider. The operator of the online trading platform cannot provide the real name, address and effective contact information of the seller or service provider, and the consumer can also claim damages from the provider of the online trading platform. The operator of the online trading platform knows or should know that the seller or service provider uses its platform to infringe the legitimate rights and interests of the consumer. If the supplier fails to take necessary measures, it shall bear joint and several liability with the seller or the service provider. In addition, if the operator deceives the consumer or sells a product that is known to be unqualified or defective, it shall not only compensate the consumer for the loss, but also pay the additional damages in accordance with the price of the goods or services three times.

In January 2017, the State Administration for Industry and Commerce issued the “Interim Measures for the Reimbursement of Online Purchase Products within 7 Days”, which was implemented since March 2017, further clarifying the scope of rights for consumers to return without reason, including exceptions and return procedures. And online trading; platform operators are responsible for formulating seven-day unreasonable return rules and related consumer protection systems, and supervising merchants to comply with these rules.

Because we sell food products on our online shopping mall platform, these food safety laws and regulations are applicable to us.

Regulations Relating to Online Advertising

Internet advertising management

In April 2015, the National People’s Congress enacted the “Advertising Law of the People’s Republic of China” or the “Advertising Law”, which was implemented in September 2015 and revised in October 2018 The Advertising Law regulates the commercial advertising activities of the People’s Republic of China and stipulates the obligations of advertisers, advertising operators, advertising publishers and advertising spokespersons. It prohibits any advertisements from obscenity, pornography, gambling, superstition, obscenity, obscenity, etc. Content or violence related content.

If the advertiser violates the provisions of the advertising content, he shall order it to stop publishing and impose a fine of not less than RMB 200,000; if the circumstances are serious, the business license may be revoked and may be banned by the relevant departments. The advertisement review approval document can be revoked and the advertiser’s application will not be accepted within one year. In addition, the advertising operators and advertising publishers who violate the regulations shall be fined between RMB 200,000 and RMB 2 million to collect advertising fees; if the circumstances are serious, the “Advertising Operator Business License” or “Advertising Business Permit” shall be revoked. Authorized publishers may be revoked.

In July 2016, the State Administration for Industry and Commerce passed the Interim Measures for the Administration of Internet Advertising or the Measures for the Administration of Internet Advertising, which came into effect in September 2016. According to the “Internet Advertising Management Measures”, Internet advertisers are responsible for the authenticity of advertising content, and all online advertisements must be marked with “advertising” so that viewers can easily identify them.

As an online retail platform operator and service provider, the Company places advertisements of its products and also provides spaces for vendors to publish their advertisements on our platform. Therefore, the Company is treated as an advertising publisher or advertiser, and the on-line advertising laws and regulations apply to us.

Regulations Relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 which took effect in April 2010 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009 and was recently revised by the SCNPC on October 17, 2020 (which revision will become effective on June 1, 2021), provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights under the current Patent Law of the PRC. The protection period has been slightly amended in recent amendment which will become effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent will be extended from 10 years to 15 years. In addition, for invention patents, in situations where a patent is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

Trademark. The Trademark Law of the PRC promulgated in August 2013 which took effect in May 2014 (the “Trademark Law”), and revised in 2019, and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration, PRC, formerly the PRC Trademark Office of the State Administration of Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name. Domain names are protected under the Administrative Measures for the Internet Domain Names of the PRC promulgated by the Ministry of Information and Industry of the PRC effective on December 20, 2004 and the Administrative Measures for Internet Domain Names promulgated by MIIT, effective on November 1, 2017 (the “Domain Name Measures”). MIIT is the major regulatory body responsible for the administration of the PRC internet domain names. The Domain Names Measures has adopted a “first-to-file” principle with respect to the registration of domain names.

The Company has registered its trademarks, copyrights and domain names with competent regulatory agencies in China. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. See “Risk Factors: Risks Related to Our Business: We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. We believe our corporate structure has made us eligible for such reduced rate once we become a resident enterprise in Hong Kong. The qualification of HK resident enterprise focuses on de facto management. As of the date of this report, we do not have a management team in Hong Kong and would most likely not be considered a HK resident enterprise and therefore would not be eligible for the reduced 5% withholding tax rate.

Regulations on Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008 and amended in March 2017 and December 2018, respectively, and (ii) the implementation rules to the EIT Law promulgated by the State Council and implemented in January 2008. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

In addition, according to the EIT Law and its implementation rules, enterprises registered in countries or regions outside the PRC with “de facto management bodies” located within China may be considered to be PRC resident enterprises and will be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the EIT Law define “de facto management bodies” as establishments that exercise full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The only detailed guidance currently available for the definition of “de facto management body” as well as the determination and administration of tax residency status of offshore-incorporated enterprises are set forth in the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies issued by the SAT in April 2009, or Circular 82, and the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version) issued by the SAT in July 2011, or Bulletin No. 45, which provides guidance on the administration as well as the determination of the tax residency status of a Chinese-controlled offshore-incorporated enterprise, defined as an enterprise that is incorporated under the law of a foreign country or territory and that has a PRC company or PRC corporate group as its primary controlling shareholder.

According to Circular 82, a Chinese-controlled offshore-incorporated enterprise will be regarded as a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met:

●	the primary location of the day-to-day operational management and the places where they perform their duties are in the PRC;

●	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval of organizations or personnel in the PRC;

●	the enterprise’s primary assets, accounting books and records, company seals and board and shareholder resolutions are located or maintained in the PRC; and

●	50% or more of voting board members or senior executives habitually reside in the PRC.

Bulletin No. 45 further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our Ordinary Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.

Regulations on Income Tax for Share Transfers

According to the Announcement of the SAT on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular 7, promulgated by the SAT in February 2015, if a non-resident enterprise, such as the Company, transfers the equity interests of a PRC resident enterprise indirectly through transfer of the equity interests of an offshore holding company (other than a purchase and sale of shares issued by a PRC resident enterprise through or in a public securities market) without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and treat the indirect equity transfer as a direct transfer. As a result, the gain derived from such transfer, which means the equity transfer price less the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, the transfer which meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties. In October, 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Regulations on PRC Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019. Shanghai Juhao currently pays VAT at a rate of 13%.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which were most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises (“SAFE Circular 142”), regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC.

In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not, in any case, be used to repay RMB loans if the proceeds of such loans have not been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expense accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders, no longer require approval or verification from SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.

In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration, and banks must process foreign exchange business relating to direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE further reformed the foreign exchange administration system in order to satisfy and facilitate the business and capital operations of Foreign-Invested Enterprises and issued the Circular of the State Administration of Foreign Exchange on the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-Invested Enterprises in Certain Areas (“Circular 36”), in July 2014. This circular suspends the application of Circular 142 in certain areas and allows a Foreign-Invested Enterprise registered in such areas to use the RMB capital converted from foreign currency registered capital for equity investments within the PRC.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine applications and manage registrations.

In March 30, 2015, SAFE promulgated SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond the enterprise’s business scope, providing entrusted loans, or repaying loans between non-financial enterprises.

On June 9, 2016, SAFE issued SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction that foreign exchange capital under the capital accounts and the corresponding RMB capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by a third party) or repaying bank loans in RMB that had been sub-lent to the third party.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Based on the forgoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we should file with the State Administration for Market Regulation or its local counterparts, via the foreign investment comprehensive administrative system and register such funding with local banks for foreign exchange related matters.

In October 2019, SAFE promulgated the Circular 28 to further promote facilitation of cross-border trade and investment and relaxed certain restriction on foreign exchange settlement.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investments, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to hold the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations about or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

The major shareholders of the Company have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. To our knowledge, certain of our minority shareholders of the Company who are also PRC resident individual shareholders have not completed their SAFE Circular 37 registration yet. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plans in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have not adopted any stock incentive plans as of the date of this report.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the newly enacted Foreign-Investment Law, which came into effect on January 1, 2020, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on M&A and Overseas Listings

Six PRC regulatory agencies, including MOFCOM, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006 and was amended in June 2009. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of MOFCOM prior to publicly listing their securities on an overseas stock exchange.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. The M&A Rules requires a foreign investor to obtain the approval from MOFCOM or its local counterpart only upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise and such transactions raise “national defense and security” concerns or through such transactions foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

In addition, Domestic Investment by Foreign-Invested Enterprises issued by MOFCOM in September 2000 is also currently in force governing M&A.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.”

Regulations Relating to Employment

Pursuant to the Labor Law of PRC, promulgated by the NPC in July 1994 and revised in August 2009 and December 2018 (the “Labor Law”), and the Labor Contract Law of PRC, promulgated by the Standing Committee of the NPC in June 2007 and amended in December 2012 (the “Labor Contract Law”), employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds based on local annual minimum salary standard or certain percentage of the local annual average compensations to works (“Social Insurance Payment Base”). We participate in employee benefit plans and have made contributions to such plans required by current PRC laws and regulations. If enterprises are required to contribute to the plans or funds based on a higher Social Insurance Payment Base under the new regulations or policies in the future, we may have to make more contributions to such plans for our employees.

We intend to comply with the new regulations and policies applicable to employee benefit plans set forth through time. As of the date of this report, we have signed written employment contracts with all of our employees and paid all the benefits package as required by law. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

C.	Organizational structure

Below is the Company’s corporate structure chart as of the date of this report.

Variable Interest Entity Arrangements

In establishing our business, we have used a VIE structure. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. In June 2018, the Guidance Catalog of Industries for Foreign Investment was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version), or the Negative List. In June 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

The business we conduct through our VIE is within the category for which foreign investment is currently restricted under the Negative List or other PRC Laws. In addition, we intend to centralize our management and operation in the PRC without being restricted to conducting certain business activities which are important for our current or future business but are restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and our VIE are necessary and essential to our business operations. These contractual arrangements with our VIE and its shareholders enable us to exercise effective control over our VIE and hence consolidate their financial results.

WFOE effectively assumed management of the business activities of our VIE through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including an Exclusive Business Cooperation and Management Agreement, an Equity Interest Pledge Agreement, an Exclusive Option Agreement, Powers of Attorney and Spousal Consent Letters. Through the VIE Agreements, WFOE has the right to advise, consult, manage and operate the VIE for an annual consulting service fee in an amount equal to a certain percentage of the VIE’s net income. The shareholders of the VIE have pledged all of their right, title and equity interests in the VIE as security for WFOE to collect consulting services fees provided to the VIE through the Equity Interest Pledge Agreement. In order to further reinforce WFOE’s rights to control and operate the variable interest entity, the VIE’s shareholders have granted WFOE an exclusive right and option to acquire all of their equity interests in the VIE through the Exclusive Option Agreement.

On October 31, 2019 and November 1, 2019, Shanghai Jowell entered into a series of contractual arrangements with Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) and the shareholders of Shanghai Juhao, as amended on October 10, 2020. These agreements include: 1) an Exclusive Business Cooperation and Management Agreement; 2) an Equity Interest Pledge Agreement; 3) an Exclusive Option Agreements 4) Powers of Attorney and 5) Spousal Consent Letters. Pursuant to these agreements, Shanghai Jowell has the exclusive rights to provide consulting services to Shanghai Juhao related to the business operation and management of Shanghai Juhao. For such services, Shanghai Juhao agrees to pay service fees determined based on all of its net profit after tax payments to Shanghai Jowell or Shanghai Jowell has obligation to absorb all of Shanghai Juhao’s losses. The agreements remain in effect until and unless all parties agree to its termination, except the Exclusive Option Agreement that the effective term of 10 years and can be renewed for an additional 10 years. Until such termination, Shanghai Juhao may not enter into another agreement for the provision of management consulting services without the prior consent of Shanghai Jowell. Also, pursuant to the equity interest pledge agreement between the shareholders of Shanghai Juhao and Shanghai Jowell, such shareholders pledged all of their equity interests in Shanghai Juhao to Shanghai Jowell, to guarantee Shanghai Juhao’s performance of its obligations under the Exclusive Business Cooperation and Management Agreement. Without Shanghai Jowell’s prior written consent, the shareholders of Shanghai Juhao shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Shanghai Jowell’s interests. If Shanghai Juhao breaches its contractual obligations under the aforesaid agreement, Shanghai Jowell, as the pledgee, will be entitled to certain rights and entitlements, including priority in receiving payments by the evaluation or proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Juhao, in accordance with legal procedures. In essence, Shanghai Jowell has gained effective control over Shanghai Juhao. Therefore, Shanghai Juhao is considered a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Shanghai Juhao no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai Jowell, is the primary beneficiary of Shanghai Juhao.

D.	Facilities and Property

Our principal executive office is located in Shanghai, China, where we lease approximately 700 square meters of office space. We also leased two office spaces for approximately 7,073 square meters and one warehouse space for approximately 6,440 square meters in Chuangshu City, Jiangsu Province. Our leases will expire in December 2021, which can be renewed upon mutual agreement with our lessors. Our leased premises are leased from related parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property, save as disclosed in the following table:

Currently, we lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China	Shanghai Longrich Industrial Co. Ltd.	RMB 661,500	December 31, 2021	Office
No. 46-5 Xinzhuang Avenue, Xinzhuang County, Changshu City, Jiangsu Province, China	Suzhou Colori Cosmetics Manufacturing Co., Ltd.	RMB 1,803,200	December 31, 2021	Warehouse
No. 26 Longrich Blvd, Chang Nan Village, Xinzhuang County, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB 2,740,915	December 31, 2021	Office
38 Xinzhuang Avenue, Changnan Village, Xinzhuang County, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB503,128	December 31, 2021	Office

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

5A. Operating Results

Overview

Jowell Global Ltd. (“Jowell Global” or “we”) is an exempted company incorporated in the Cayman Islands with limited liability on August 16, 2019, as a holding company. We, through our consolidated variable interest entity (“VIE”), focuses on providing consumers with convenient and high-quality online retail experience through our retail platforms, www.1juhao.com, and mobile app, as well as authorized retail stores. We also offer programs that enable third-party sellers to distribute their products through our platforms. In an effort to differentiate our services, we focus on and specialize in the online retail of cosmetic products, health and nutritional supplements and household products.

We completed a reorganization of our legal structure on November 1, 2019. The reorganization involved the incorporation of Jowell Global, Jowell Technology Limited (“Jowell Tech”), a Hong Kong holding company; the incorporation of Shanghai Jowell Technology Co., Ltd. (“Shanghai Jowell”), a wholly foreign-owned entity (“WFOE”) formed by Jowell Tech under the laws of the People’s Republic of China (“China” or the “PRC”).

As part of the reorganization, on October 31, 2019 and November 1, 2019, Shanghai Jowell entered into a series of agreements with Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) and its shareholders, as amended on October 10, 2020. These agreements include: 1) an Exclusive Business Cooperation and Management Agreement (“EBCMA”); 2) an Equity Interest Pledge Agreement (“EIPA”); 3) an Exclusive Option Agreement (“EOA”); 4) Powers of Attorney (“POA”) and 5) Spousal Consent Letters. Through these agreements, Shanghai Jowell has established the exclusive rights to receive the profits and obligation to absorb losses from Shanghai Juhao. The agreements remain in effect unless all parties agree to its termination, except the EOA which has an effective term of 10 years and can be renewed for an additional 10 years upon the end of the initial term. Until such termination, Shanghai Juhao may not enter into another agreement for the similar provision without obtaining consent from Shanghai Jowell. Shanghai Jowell has gained effective control over Shanghai Juhao and Shanghai Juhao is considered a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

Jowell Global, Jowell Tech, and Shanghai Jowell are holding companies with no material operations of their own and do not hold any material assets. We conduct our operations primarily through our VIE in China. We established our VIE structure through aforementioned VIE agreements. These VIE agreements are subject to restrictions under current PRC laws and regulations. In the opinion of our PRC counsel, Yunnan Kangsi Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated VIE, and the contractual arrangements among WFOE, our VIE and the shareholders of our VIE are common practices for the companies listed on stock exchange in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yunnan Kangsi Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the online data processing and transaction processing services business, the relevant PRC regulatory authorities, including the China Securities Regulatory Commission (CSRC), would have broad discretion in dealing with such violations or failures, including, without limitation: requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE. For more detail, see “Item 3.D. Risk Factors – Risks Related to Our Corporate Structure - If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In 2012, Shanghai Juhao started its operation, which was among the first membership -based e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China. Today, we offer an online platform Juhao Mall which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of Ministry of Industry and Information Technology of China, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ other manufacturers. As of December 31, 2020 and 2019, our platform had 1,969,014 and 1,563,574 VIP members who have registered on our platform, respectively, 178 and 169 merchants who have opened their own stores on our platform, respectively. In the years ended December 31, 2020 and 2019, 73.4% and 71.6% of the products sold on our platform were cosmetics and health and nutritional supplements, respectively. We also sell household products, such as pots and pans, paper towels, cups, vacuum cleaners, massagers, towels on our platform, and those products account for 26.6% and 28.4 % of the products sold on our platform in 2020 and 2019, respectively.

We believe that we are industry forerunners in turning data insight into valuable business intelligence in China. We continue to innovate and develop new solutions for our e-commerce platform, which is supported by a strong IT infrastructure. We currently offer innovative service modules on our platforms such as data analysis, CRM (customer relationship management), classification management, supply chain management, online shopping consultation, price intelligence system, and precision marketing. Aimed at operational excellence, our service modules are designed and built to satisfy the needs of participants for integrated and easy-to-use software systems. Our technology and data solutions for our authorized Love Home Store enable users to monitor sales volume and pricing of products through our smart supply chain. With service location-specific data, users are able to understand the needs of specific products in real time and gain valuable market insight. We can use this information to recommend purchasing and inventory strategies to Love Home Store users in order to fundamentally improve their procurement processes.

Since August 2017, we have been also selling our products in authorized retail stores all across China. Operating under the brand name “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling our products that they purchased through our online platform under their special retailer accounts with us which provide them with major discounts. As of December 31, 2020, we authorized more than 24,513 Love Home stores in 31 provinces of China, providing offline retail and wholesale of our products.

Our authorized LHH Stores as of December 31, 2020:

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores will sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised LHH Stores. The community group-buying stores aim to provide a more convenient shopping experience and high-quality produce and foods for consumers from local communities, towns and villages across China. Juhao Best Choice stores will consolidate online and offline resources for store design and logistics services and provide guidance and trainings for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company will also provide the store owners with live-streaming marketing skill training and upgrade and expand certain existing LHH Stores to Juhao Best Choice stores.

In recent years, global e-commerce market continues to expand. According to the CEVSN Information Consulting Co., Ltd. (“CEVSN”) in 2020, the number of global online consumers reached 2.21 billion people, with a year-on-year growth of 8.9%. For online retail sales, in 2020, the global e-commerce retail sale reached $4.4 trillion , with a year-on-year growth rate of 25.7%, and its percentage in total retail sales steadily increased to about 16.5%. In 2020, the national online retail sales in China reached RMB 11.76 trillion (approximately $1.81 trillion), an increase of 10.9% over the previous year, among which, the online retail sales of physical goods reached RMB 9.76 trillion (approximately $1.50 trillion), an increase of 14.8%.

China is the second largest market for cosmetics and health and nutritional supplements in the world. According to the data of CEVSN, the sales for cosmetics and health and nutritional supplements in 2020 are RMB 546.4 billion (approximately $84.06 billion) and RMB 308.2 billion (approximately $47.42 billion) respectively. The e-commerce channel has gradually become an important sales channel in cosmetics and health and nutritional supplements market, of which the percentage of e-commerce sales in cosmetics industry is about 31.1%, and that in health and nutritional supplements industry is about 34.5%.

The increasing demand for quality of life in China has driven an increase in expenditure on cosmetics, health and nutritional supplements and household products. These markets show considerable long-term growth potential, under both per-capita and percentage-of-GDP calculations. For example, compared with the per-capita consumption levels of the US, Japan, and South Korea, China is still at a lower expenditure for these products, resulting in a growth potential that is 3-6 times greater.

Key Factors Affecting Our Results

Our business and results of operations are affected by general factors affecting the online retail markets for health and nutritional supplements and cosmetics in China, including China’s overall economic growth, the increase in per capita disposable income, the growth in consumer spending and the retail industry and the expansion of internet penetration. Unfavorable changes in any of these general factors could affect the demand for the products we sell and could materially and adversely affect our results of operations.

While our business is influenced by general factors affecting China’s online retail industry, our operating results are more directly affected by certain company specific factors, including:

●	our ability to attract and retain customers at reasonable cost;

●	our ability to establish and maintain relationships with suppliers, third-party merchants and other service providers;

●	our ability to invest in growth and new technologies while improving operating efficiency;

●	our ability to control marketing expenses, while promoting our brand and internet platform cost-effectively;

●	our ability to source new products to meet customer demands; and

●	Our ability to establish Juhao Best Choice Stores and continue to expand offline LHH Stores and increase the interactions between our online platform and offline stores.

●	our ability to compete effectively and to execute our strategies successfully

Results of Operations

Certain tables within this section may not reflect the exact amount or percentage due to rounding.

For the Year Ended December 31, 2020 and 2019

The following table summarizes the results of our operations for the years ended December 31, 2020 and 2019, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Year Ended		For the Year Ended
	December 31, 2020		December 31, 2019		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Revenue	$96,879	100.0%	$61,776	100.0%	$35,103	56.8%
Operating Expenses:
Cost of Sales	86,405	89.2%	56,081	90.8%	30,324	54.1%
Fulfilment	2,270	2.3%	2,122	3.4%	148	7.0%
Marketing	1,028	1.1%	723	1.2%	305	42.2%
General and Administrative Expenses	2,064	2.1%	1,146	1.9%	918	80.1%
Total Operating Expenses	91,766	94.7%	60,072	97.2%	31,694	52.8%
Income from Operations	5,113	5.3%	1,704	2.8%	3,409	200.1%
Other Income (Expenses)	6	0.0%	1	0.0%	5	500.0%
Income before Income Taxes	5,119	5.3%	1,705	2.8%	3,414	200.2%
Provision (Benefit) for Income Taxes	1,532	1.6%	427	0.7%	1,105	258.8%
Net Income	$3,587	3.7%	$1,278	2.1%	2,309	180.7%

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third party merchants for using our platform, which was immaterial and is grouped in “Others” presented below. The following sets forth the breakdown of our revenue by revenue stream for the years ended December 31, 2020 and 2019, respectively.

	For the Years Ended December 31,				Variance
	2020	%	2019	%	Amount	%
(in thousands, except for percentages)
Cosmetic products	$18,701	19.30%	$18,471	29.90%	$230	1.25%
Health and Nutritional Supplements	52,372	54.06%	22,672	36.70%	29,700	131.00%
Household Products	25,733	26.56%	20,633	33.40%	5,100	24.72%
Other	73	0.08%	-	0.00%	73	n/a
Total	$96,879	100.00%	$61,776	100.00%	$35,103	56.82%

Compared to the year ended December 31, 2019, sales of cosmetic products increased slightly by about $230,000 or 1.25% in 2020. The slight increase in cosmetic products revenue is primarily due to 2.45% increase in weighted average unit price of the products sold and partially offset by the slight decrease of 1.18% in the quantity of products sold. In 2019, we launched a new premium brand, Yasi. Along with our initial introduction of the new brand to the market, we provided a relatively high marketing discount to promote the sale of the new brand products. In 2020, as our sales of the new brand products were relatively stable, we lowered the discounts provided resulting in slight increase in weighted average unit selling price and slight decrease in quantity sold.

Revenue generated from health and nutritional supplements revenue stream increased by about $29.7 million or 131.00%. The significant increase is mainly attributable to the increase in quantity sold of 119%, including snake & turtle powder capsule, Chrysalis Cordyceps, etc. Additionally, the weighted average selling price of products sold in this revenue stream also increased by about 5.47% in 2020 comparing to 2019. In 2020, due to the spread of COVID-19, health related concerns increased significantly in China. Customers showing much more interest in purchasing and consuming our health and nutritional supplement products that regulate and enhance their immune system during the pandemic. The increase in customer demand led to increase in quantity sold in 2020 comparing to 2019. Furthermore, due to government-imposed stay home orders in early 2020 and the fear of infection during the outbreak of COVID-19, a significant portion of the consumers’ demand fulfilled through traditional offline retail stores before the pandemic was replaced by online purchases. This dramatic change in consumer’s behavior also benefits us as an online retailer and led to increase in sales in the health and nutritional supplements revenue stream.

Comparing to the year ended December 31, 2019, in the year ended December 31, 2020, our household products revenue increased by about $5.1 million or 24.7%. The increase is primarily attributable to the 50.9% increase in weighted average unit price for products sold and is partially offset by the 17.4% decrease in quantity sold. The increase in weighted average unit price for products sold and the decrease in quantity of products sold comparing the two periods is mainly due to the higher unit price products that we sold such as Longrich energy pot and Longrich water purifier in 2020 than in 2019. Furthermore, in 2020, we released new products to the market, including massager and slow cooker. The successful of these new products to the market also contributed to the increase in revenue generated from household products.

Operating Expenses

Operating expenses primarily consist of cost of sales, fulfilment expenses, marketing expenses and general and administrative expenses.

	For the Year Ended		For the Year Ended
	December 31, 2020		December 31, 2019		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of Sales	$86,405	89.2%	$56,081	90.8%	$30,324	54.1%
Fulfilment expenses	2,270	2.3%	2,122	3.4%	148	7.0%
Marketing expenses	1,028	1.1%	723	1.2%	305	42.2%
General and Administrative Expenses	2,064	2.1%	1,146	1.9%	918	80.1%
Total Operating Expenses	$91,766	94.7%	$60,072	97.2%	$31,694	52.8%

Our total operating expenses increased by about $31.7 million or 52.7% from $60.1 million in the 2019 to $91.8 million in 2020. All categories of our operating expenses increased in 2020 comparing to 2019. The increase is attributable to the increase in sales and expansion of our operations.

Cost of Sales

Cost of sales primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs. The cost of sales for all of our three revenue streams increased comparing 2020 to 2019.

Compared to 2019, the cost of sales of cosmetic products increased by about $883,000 or 5.2% from $17.1 million in 2019 to about $17.9 million in 2020. The increase is due to an increase in the average unit cost of $0.10 or 6.4%. The increase is partially offset by the decrease of 132,715 units or 1.18% in quantity sold comparing 2020 to 2019. The increase in average unit cost is mainly due to the change in the mix of cosmetic products sold comparing the two periods. In 2020, we sold more high-end products with higher unit costs, including products under our premium brand, Yasi, than in 2019.

The cost of sales of health and nutritional supplements increased by about $25.8 million or 122.3% from $21.1 million in 2019 to $46.8 million in 2020. The increase is primarily attributable to increase in quantity sold. Comparing to 2019, we have sold about 119% more units of products in 2020. There is also a slight increase of about 1.49% in weighted average unit cost which also contribute to the increase in cost of sales of health and nutritional supplements. The significant increase in quantity sold is due to arising health related concerns in 2020 caused by the global spread of COVID-19.

The cost of sales of household products increased by about $3.7 million or 20.5% from $18.0 million 2019 to $21.7 million in 2020. The increase is due to increase of weighted average unit cost of $0.65 per unit or 45.84% comparing the two years. The increase is partially offset by the decrease in quantity sold. Compared to 2019, the quantity sold decreased by about 17.4% in 2020. The increase in weighted average unit cost and decrease in quantity sold are mainly due to change in the product mix. In 2020, we sold more high unit cost products than in 2019.

Fulfillment Expenses

Fulfillment expenses increased by $148,000 or 7.0% in 2020 compared to 2019. Our fulfilment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparing, packaging, outbound freight, and physical storage. The increase in our fulfillment expenses is primarily attributable to the increase in outbound freight costs resulting from increased sales. Fulfillment expense as a percentage of revenue decreased from 3.4% in 2019 to 2.3% in 2020. The decrease in fulfilment expense to revenue percentage is mainly due to increase in sales to large local distributors who arrange their own freight.

Marketing Expenses

Marketing expenses increased by $305,000 or 42.2% in 2020 compared to 2019. The increase in marketing expenses is consistent with the increase in sales and was primarily attributable to increase in payroll related expenses as we expanded our business in 2020.

General and Administrative Expenses

Compared to the 2019, in 2020 general and administrative expenses increased by $0.92 million or 80.1%. The increase was primarily attributable to an increase in expenses related to preparation for the Nasdaq listing and initial public offering of approximately $0.9 million in fiscal year 2020.

Income from Operations

	For the Year Ended		For the Year Ended
	December 31, 2020		December 31, 2019		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
(in thousands, except for percentages)
Income from Operations	$5,113	5.3%	$1,704	2.8%	3,409	200.1%

Income from operations in the year ended December 31, 2020 and 2019 was $5.1 million and $1.7 million, respectively. The increase in income from operations is mainly due to the increase in our revenue comparing the two periods. Income from operations accounted for 5.3% and 2.8% of revenue in 2020 and 2019, respectively. The slight increase in income from operations to revenue ratio is mainly attributable to slight decrease in cost of sales and fulfilment expenses as a percentage to revenue.

Income Before Income Taxes

Our income before income taxes was $5.1 million for 2020, an increase of $3.4 million or 200.2% from $1.7 million in 2019. The increase was primarily attributable to the increase in our revenue comparing the two years and slight decrease in cost of sales and fulfillment expenses as a percentage to revenue.

Provision for income taxes

Our provision for income taxes was $1.5 million in 2020, an increase of $1.1 million or 258.8% from $0.4 million in 2019. The increase is mainly attributable to increase in income before income taxes comparing the two years. We are subject to income taxes on entity basis on income derived from the location in which each entity is domiciled. In 2020 and 2019, our main operating entity, Shanghai Juhao was subject to a unified 25% enterprise income tax rate under the Enterprise Income Tax (“EIT”) Law of the PRC. Jowell Global is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands. Jowell Tech is incorporated in Hong Kong as a holding company and is subject to Hong Kong’s two-tier tax rates regime. In 2020, we have incurred certain costs at Jowell Global and Jowell Tech associated with our IPO and we were not able to recognize any tax benefits according to local income tax laws. As a result, the effective tax rate increased from 25.1% in 2019 to 29.9% in 2020.

Other comprehensive income

Foreign currency translation income was $783,000 and $2,000 in 2020 and 2019, respectively. The balance sheet amounts with the exception of equity as of December 31, 2020 were translated at 1.00 RMB to 0.1531 US$ as compared to 1.00 RMB to 0.1435 US$ as of December 31, 2019. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the year ended December 31, 2020 and 2019 were 1.00 RMB to 0.1450 US$ and 1.00 RMB to 0.1447 US$, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

For the Years Ended December 31, 2019 and 2018

The following table summarizes the results of our operations for the years ended December 31, 2019 and 2018, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year ended		For the Year ended
	December 31, 2019		December 31, 2018		Variance
	$ Amount	% of revenue	$ Amount	% of revenue	$ Amount	%
	(in thousands, except for percentages)
Net Revenues	$61,776	100.0%	$24,188	100.0%	$37,588	155.4%
Operating Expenses:
Cost of Sales	56,081	90.8%	20,186	83.5%	35,895	177.8%
Fulfilment	2,122	3.4%	983	4.1%	1,139	115.8%
Marketing	723	1.2%	537	2.2%	186	34.6%
General and administrative expenses	1,146	1.8%	497	2.0%	649	130.6%
Total operating expenses	60,072	97.2%	22,203	91.8%	37,869	170.6%
Income from Operations	1,704	2.8%	1,985	8.2%	(281)	(14.2%)
Other Income (Expense)	1	0.0%	-	0.0%	1	100%
Income Before Income Taxes	1,705	2.8%	1,985	8.2%	(280)	(14.1%)
Provision (Benefit) for Income Taxes	427	0.7%	507	2.1%	(80)	(15.8%)
Net Income	$1,278	$2.1%	1,478	6.1%	(200)	(13.5%)

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third party merchants for using our platform, which was immaterial for years ended December 31, 2019 and 2018, and is grouped in “Others” presented below. Total revenue for the year ended December 31, 2019 increased by about $37.6 million or 155.4% from about $24.2 million in 2018 to about $61.8 million in 2019. The increase was primarily due to an increase in weighted average selling prices of cosmetic products sold and an increase in the quantity of health and nutritional supplements and household products sold.

The following table further sets forth the breakdown of our revenue by revenue stream for the years ended December 31, 2019 and 2018, respectively:

	For the Years Ended December 31,				Variance
	2019	%	2018	%	Amount	%
	(in thousands, except for percentages)
Cosmetic products	$18,471	29.9%	$11,696	48.35%	$6,775	57.9%
Health and Nutritional supplements	22,672	36.7%	5,435	22.47%	17,237	317.1%
Household products	20,633	33.4%	7,056	29.17%	13,577	192.4%
Others	-	-%	1	0.01	(1)	(100.0)%
Total	$61,776	100.0%	$24,188	100.00%	$37,588	155.4%

The increase of revenue generated from sales of cosmetic products in 2019 compared to 2018 is mainly attributable to an increase in the weighted average selling price of cosmetic products. Compared to 2018, the weighted average selling prices of cosmetic products sold in 2019 increased by about 96.6%. The increase is partially offset by an approximate 19.7% decrease in the quantity of products sold in 2019 comparing to 2018. In cooperation with our distributor, we successfully launched a new premium brand, Yasi, during the second half of 2019, with a higher selling price than other cosmetic products. The new brand was well received by consumers, which contributed to increase in our weighted average selling price in the cosmetic products revenue stream.

The increase of health and nutritional supplements revenue in 2019 compared to 2018 is mainly attributable to a 465.3% increase in the quantity of products sold. The increase is partially offset by a 26.2% decrease in the weighted average selling price. In 2019, we continued our marketing and promotion programs and provided attractive discounts on nutritional supplement products. We benefited from our business expansion with a low margin strategy and were able to generate significantly more revenue through increase in quantity of products sold.

The increase of household products revenue in 2019 compared to 2018 is mainly attributable to a 139.58% increase in the quantity of products sold and a 22.1% increase in the weighted average selling price. In addition to the implementation of our business expansion with a low margin strategy, we also saw a high demand for certain premium Longrich branded products, such as Longrich energy pot and Longrich water purifier. These combined factors contributed to the increase in both quantity sold and weighted average selling price.

Income from Operations

	For the Year Ended		For the Year Ended
	December 31, 2019		December 31, 2018		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
(in thousands, except for percentages)
Income from Operations	$1,704	2.8%	$1,985	8.2%	$(281)	(14.2%)

Income from operations in 2019 and 2018 was $1.7 million and $2.0 million, respectively. The decrease in income from operations is mainly due to the implementation of our business expansion with a low margin strategy which resulted in an increase in cost of revenue relative to revenue.

Operating Expenses

Operating expenses primarily consist of cost of sales, fulfilment expenses, marketing expenses and general and administrative expenses.

	For the Year ended		For the Year ended
	December 31, 2019		December 31, 2018		Variance
	Amount	%	Amount	%	Amount	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of Sales	$56,081	93.4%	20,186	90.9%	35,895	177.8%
Fulfilment	2,122	3.5%	983	4.4%	1,139	115.8%
Marketing	723	1.2%	537	2.4%	186	34.6%
General and administrative expenses	1,146	1.9%	497	2.3%	649	130.6%
Total operating expenses	60,072	100.0%	22,203	100.0%	37,869	170.6%

Our total operating expenses increased by about $37.9 million or 170.6% from $22.2 million in 2018 to $60.1 million in 2019. All categories of our operating expenses increased in 2019 compared to the prior year. The increase is attributable to the increase in sales and related to the expansion of our operations.

Cost of Sales

Cost of sales primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs. The cost of sales in all of our three revenue streams increased in 2019 compared to 2018.

Compared to 2018, cost of sales of cosmetic products increased by about $7.5 million or 77.8% from $9.6 million in 2018 to about $17.1 million in 2019. The increase is due to an increase in the average unit cost of $0.83 or 121.3%. The increase is partially offset by 2.8 million units or 19.7% decrease in quantity sold. Our successful launch of new premium products result in the increase in average unit cost.

The cost of sales of health and nutritional supplements increased by about $16.1 million or 327.3% from $4.9 million in 2018 to $21.1 million in 2019. The increase is primarily due to we sold approximately 1.2 million units more products in 2019 than in 2018. The increase is partially offset by decrease in the average cost per unit of 24.41%. There is an increasing demand for the recently released of new health and nutritional supplements on our platform, such as cordyceps capsules and herbal wine products, which had a relatively lower average unit cost.

The cost of sales of household products increased by about $12.3 million or 217.1% from $5.7 million in 2018 to $18.0 million in 2019. The increase results from a 139.6% increase in the quantity of products sold and a 32.4% increase in the average unit cost. The increase in the average unit cost and quantity of products sold is mainly due to increased demands of premium Longrich branded water purifier and energy pot in 2019.

Fulfillment Expenses

Fulfillment expenses increased by $1.1 million or 115.8% in 2019 compared to 2018. Our fulfilment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparing, packaging, outbound freight, and physical storage. The increase in our fulfillment expenses is primarily attributable to the increase in outbound freight costs resulting from increased sales.

Marketing Expenses

Marketing expenses increased by $0.2 million or 34.6% in 2019 compared to 2018. The increase in selling expenses is consistent with the increase in sales and was primarily attributable to increases in costs associated with our promotional events.

General and Administrative Expenses

Compared to 2018, in 2019 general and administrative expenses increased by $0.6 million or 130.6%. The increase was primarily attributable to an increase in our payroll expenses of approximately $0.4 million due to our continual expansion and recruitment of employees.

Income Before Income Taxes

Our income before income taxes was $1.7 million for the year ended December 31, 2019, a decrease of $0.3 million or 14.1% from $2.0 million in the year ended December 31, 2018. The decrease was primarily attributable to our continual implementation of business expansion with low margin strategy.

Provision for income taxes

Our provision for income taxes was $0.4 million in 2019, a decrease of $80,000 or 15.8% from $0.5 million in 2018. We are subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled. In 2019 and 2018, only Shanghai Juhao was subject to a unified 25% enterprise income tax rate under the Enterprise Income Tax (“EIT”) Law of the PRC.

Other comprehensive income

Foreign currency translation adjustments amounted to a gain of $2,000 in 2019 and a loss of $110,000 in 2018. The balance sheet amounts with the exception of equity as of December 31, 2019 were translated at 1.00 RMB to 0.1435 US$ as compared to 1.00 RMB to 0.1454 US$ as of December 31, 2018. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for 2019 and 2018 were 1.00 RMB to 0.1447 US$ and 1.00 RMB to 0.1511 US$, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

The impact attributable to changes in revenue and expenses due to foreign currency translation is summarized as follows.

	Year Ended	Year Ended
	December 31, 2019	December 31, 2018
	(in thousands)
Impact on revenue	$(512)	$(919)
Impact on operating expenses	$(510)	$(844)
Impact on net income	$(11)	$(56)

For 2019, if using the RMB 1.00 to $0.1435 (foreign exchange rate as of December 31, 2019) to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would decrease by $512,000, $510,000 and $11,000, respectively.

For 2018, if using the RMB 1.00 to $0.1454 (foreign exchange rate as of December 31, 2018) to translate our revenue, operating expense and net income, our reported revenue, operation expense and net income would decrease by $919,000, $844,000 and $56,000, respectively.

Operating Activities

Net cash provided by operating activities was approximately $6.3 million in 2020, compared to cash used in operating activities of approximately $0.9 million in 2019. The increase in net cash provided by operating activities was primarily attributable to the following factors:

●	Increase in cash provided by utilization of advances to suppliers – related parties of about $11.7 million comparing 2020 with 2019. In 2020, we reserved cash of $7.6 million from utilization of advances to suppliers – related parties. In 2019, we paid about $4.1 million cash to a supplier who is also a related party of the Company. We made a significant advance to one of our related parties, who is the sole vendor of Longrich branded products at the end of 2019 as we planned to use such advance for purchase of Longrich branded products in 2020. The utilization of such advance payment in 2020 reduced our cash payments in 2020 in acquiring Longrich branded products.

The increase in cash provided by operating activities is partially offset by the following factor:

●	Decrease in cash saved from purchase of inventory of approximately $4.5 million comparing 2020 to 2019. Our average inventory turnover days are 21 days in 2020 and 16 days in 2019. We have consistently managed our inventory based on sales expectation to reduce any unnecessary inventory associated costs. In 2020, our revenue increased significantly and we expected to see revenue to continue grow. As such, we intentionally increased the inventory balance as of December 31, 2020 leading to increased cash used in purchasing of inventory comparing to 2019.

Net cash used in operating activities was approximately $0.9 million in 2019, compared to cash provided by operating activities of approximately $0.2 million in 2018. The decrease in net cash provided by operating activities was primarily attributable to the following factors:

●	Increase in cash used for advances to suppliers – related parties of about $1.6 million. One of our related parties is the sole vendor of Longrich branded products. Additionally, we cooperated with this related party to develop new brands and products, expecting to have expanded products lines to meet differentiated consumer demands. The increase in advances to suppliers – related parties is mainly associated with the new products development and also to secure future supplies of Longrich branded products.

●	Decrease in cash provided by accrued expenses and other liabilities of approximately $981,000. Our accrued expense and other liabilities as of December 31, 2019 and 2018 mainly consists of deposits made by resellers and distributors who purchased products from our website. We generally require new resellers and distributors to make deposit with us to ensure they do not conduct any illegal or unethical business activities and also to reduce the counter party credit risk. However, in 2019, we waived deposits for some of our distributors to encourage them to make more purchases, which contributed to the decrease in cash provided by accrued expense and other liabilities.

The decrease in cash provided by operating activities is partially offset by the following factor:

●	Decrease in cash used for inventory of approximately $1.3 million. Our average inventory turnover days are 16 days in 2019 to 35 days in 2018. To efficiently manage our inventory without significantly increasing the inventory associated costs, we managed our inventory closely based on sales expectation. Our sales increased significantly in the past three years due to our expansion. To meet the increased demand of our products, we increased the level of inventory in 2019 compared to the prior year. In 2019, we hosted multiple nation-wide promotion events, including the “double 11” day and “double 12” day in November and December, 2019, on which we provided more extensive price markdowns, compared to the events in 2018. Accordingly, the promotion events significantly reduced our inventory turnover rate in 2019, compared to 2018.

Investing Activities

Net cash used in investing activities was approximately $117,000 and $46,000 in 2020 and 2019, respectively. In 2020, we made approximately $115,000 advance payment to purchase vehicles for business use. In 2019, we paid about $40,000 to acquire software supporting our app development.

Net cash used in investing activities was approximately $46,000 and $40,000 in 2019 and 2018, respectively. Cash used in investing activities in both years were for software acquired from third-party that support our app development.

Financing Activities

Net cash provided by financing activities was $11.3 million and $0.6 million in 2020 and 2019, respectively. In October 2021, we completed a private placement and issued 1,149,425 (after reverse split) Ordinary Shares to three third-party investors for an aggregate proceeds of $10 million. In addition, our related parties provided approximately $1.2 million related party loans. These related party loans are short-term in nature, interest-free and due upon demand. Furthermore, we conserved cash of about $0.55 million by using trade notes payable in 2020 and used about $0.4 million cash to pay for deferred offering costs that are directly related to our initial public offering. In 2019, we received about $2.3 million cash from capital contributed by our existing stockholders. In 2019, Shanghai Juhao used about $1.6 million cash to pay dividends to Shanghai Juhao stockholders and used about $86,000 cash to pay off our related party loans.

Net cash provided by financing activities was $637,000 in 2019 and net cash used in financing activities was $7,000 in 2018. On October 8, 2019, the shareholders of Shanghai Juhao approved an increase in the registered capital of Shanghai Juhao and contributed approximately $2.3 million in October, 2019. In July, 2019, our VIE Shanghai Juhao’s Board of Directors approved to make cash dividend of $1.6 million. The dividend was paid in July, 2019.

Cash Transfer within the Company and Restrictions on Dividends Distribution

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance. Currently, our subsidiary in the PRC may purchase currencies to transfer cash within the Company among subsidiaries in and out of the PRC for, among other things, payment of cash dividends to us, if any, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future and therefore limit our ability to transfer cash within the Company among subsidiaries in and out of the PRC. The limitation over cash transfer within the Company does not raise additional liquidity risk as all of our liabilities are also denominated in RMB and we conduct our business primarily through our consolidated VIE in China.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Therefore, these statutory reserves, along with the registered capital of the PRC entities are considered as restricted. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are $14,567,851, $4,268,147 and $1,964,982 as of December 31, 2020, 2019 and 2018, respectively.

Off-balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Assets Held By and the Operations of Entities Apart From the Consolidated VIE

The Company and its subsidiaries are all holding companies, except for its consolidated VIE. The only assets held by the Company and its subsidiaries are the cash in their bank accounts. The uncertainties in the PRC legal system could cause the relevant regulatory authorities to find our current VIE Agreements with VIE to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the VIE Agreements with the VIE. In addition, if the nominee shareholders will not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew the existing contractual arrangements the Company has with them and the VIE, the Company may not be able to effectively control the VIE and receive economic benefits from them, which may result in deconsolidation of the VIE.

Impact of COVID-19 Pandemic

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak in Wuhan, China, the epidemic quickly spread to many provinces, autonomous regions, and cities in China as well as many parts of the world, including the U.S. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government has imposed various strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the Chinese New Year holiday in 2020.

As an online retailer and retail platform, we noticed an increase in sales in January and February 2020 as brick and mortar stores were closed due to the lockdown. Consumers’ purchase behavior also evolved as the fear for contamination remains even after the Chinese government eased its restrictions, and as a result we saw an increase in sales in 2020. In early 2020, we noticed an increase in our operating costs, specifically freight costs, as consumers’ needs were mainly fulfilled through online retailers like us, which in turn significantly increased the demand for freight services. Additionally, the government-imposed interstate transportation restrictions and quarantine requirement also limited freight service providers’ capacity. The increased demand and the interruption to freight services results in increased average cost for freight services in January and February 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. As more freight service companies were able to operate as their full capacity, our average cost for freight services decreased since March 2020. Additionally, in second half of 2020, we received more orders from certain large distributors who arranged their own freight, which further reduced our freight costs. Consequently, fulfilment expenses to revenue ratio decreased comparing 2020 with 2019. Overall, our results of operation in 2020 and consolidated financial position as of December 31, 2020 was not significantly impacted by COVID-19. However, it is not possible to determine the ultimate impact of the COVID-19 pandemic on our business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 in China or elsewhere, actions taken by governments, the responses of businesses and individuals to the pandemic.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIE. All intercompany transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Consolidation of Variable Interest Entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Shanghai Jowell is deemed to have a controlling financial interest through a series of contracture agreements and be the primary beneficiary of Shanghai Juhao because it has both of the following characteristics:

(1)	The power to direct activities at Shanghai Juhao that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from, Shanghai Juhao that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Shanghai Juhao, Shanghai Juhao shall pay service fees equal to all of its net profit after tax payments to Shanghai Jowell. Such contractual arrangements are designed so that the Shanghai Juhao would operate for the benefit of Shanghai Jowell and ultimately, the Company.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, the useful lives of property and equipment, allowance for doubtful accounts and advance to suppliers, valuation of inventories, Impairment of long-lived assets, and assumptions related to the consolidation of entities in which the Company holds variable interests. Actual results could differ from those estimates.

Leases

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”). For all leases that were entered into prior to the effective date of ASC 842, the Company has elected to utilize the package of practical expedients at the time of adoption, which allows the Company to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption and, for those leases that qualified, the Company did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

Upon the adoption of the new guidance on January 1, 2020, the Company recognized operating lease ROU assets and operating lease liabilities of approximately $3.6 million. The remaining balance of lease liabilities are presented within current portion of operating lease liabilities and the non-current portion of operating lease liabilities on the consolidated balance sheets.

Revenue recognition

The Company through its website www.1juhao.com and mobile applications, engages primarily in online sale of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China, and also offers an online marketplace that enables third-party sellers to sell their products to the Company’s consumers. Customers place their orders for products or services online primarily through the Company’s website and mobile applications. Payment for the purchased products or services is generally made either before delivery or upon delivery.

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls or systems.

Consistent with the criteria of ASC 606, the Company recognizes revenues when the Company satisfies a performance obligation by transferring a promised goods or services to a customer. Goods or services is transferred when the customer obtains control of it, which generally occurs upon the delivery of the products to customers.

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes.

The Company recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Company reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Company generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of December 31, 2020 and 2019, no return allowances were recorded.

The Company primarily sells cosmetic products, health and nutritional supplements and household products through online direct sales. The Company recognizes product revenues from the online direct sales on a gross basis as the Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for fulfilling the promise to provide the product and service; 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages; 3) The Company has discretion in establishing the prices and control over the entire transaction. For the years ended December 31, 2020, 2019 and 2018, approximately $21.3 million, $50.19 million and $17.78 million cost of products were purchased, packed and delivered by the Company at the warehouse of a subsidiary of Jiangsu Longrich Group Co., Ltd (“Longrich Group”), a supplier controlled by the Chairman and CEO of the Company, which generated approximately $23.4 million, $54.39 million and $18.34 million revenues, respectively.

Other than revenue from online direct sales, the Company also earns service fees charged to third-party sellers for participating in the Company’s online marketplace, where the Company generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers. During the years ended December 31, 2020, 2019 and 2018, revenue from service fees were $78,027, nil and $634, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in deferred revenues in the Company’s Consolidated Balance Sheets. As of December 31, 2020 and 2019, the Company had total deferred revenue of $1,701,321 and $1,987,105, respectively, which mainly represent the proceeds received for orders placed at end of each period, while the deliveries were accomplished at the beginning of the next periods, when they were recognized as revenue.

Revenue is recognized at a point in time when the goods are transferred to customers, and no remaining performance obligation in future periods. The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Income taxes

The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2020, 2019 and 2018. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized deferred tax assets and liabilities, respectively.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2020 and 2019. As of December 31, 2020, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Our operating transactions and assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company will adopt this ASU within annual reporting period of September 30, 2022 and expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

5B.	Liquidity and Capital Resources

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our consolidated VIE in China. As a result, our ability to pay dividends depends upon dividends paid by Shanghai Jowell. If Shanghai Jowell incurs debt on its behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, Shanghai Jowell is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Shanghai Jowell is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Additionally, Shanghai Jowell may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion fund and staff bonus and welfare funds, at its discretion. Shanghai Jowell may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. There is no material impact of Covid-19 to our liquidity.

As of December 31, 2020, we had cash of approximately $18.2 million. We did not have any other short-term investments. Our current assets were approximately $30.0 million as of December 31, 2020. Our current liabilities were approximately $12.2 million as of December 31, 2020. Our current ratio as of December 31, 2020 is 2.47:1. Total shareholders’ equity as of December 31, 2020 was approximately $18.7 million.

We have historically funded our working capital needs from operations, loans from related parties, and capital from shareholders. Presently, our principal sources of liquidity are primarily generated from our operations. Our working capital requirements are influenced by the level of our operations, the inventory turnover, and the timing of accounts receivable collections. Additionally, on October 21, 2020, the Company completed a private placement and issued 1,149,425 (after reverse split) Ordinary Shares to three third party investors. The Company received aggregated proceeds of $10,000,000 from aforementioned private placement. Furthermore, on March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The closing for the sale of the over-allotment shares took place on March 25, 2021. The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $29.9 million, before deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021.

As of December 31, 2020, approximately $13.6 million cash was held by our VIE with banks and financial institutions inside China as we conducted our operations primarily through our consolidated VIE in China. The remaining cash was held by Jowell Global and Jowell Tech with banks in Cayman Islands and Hong Kong. Based on our current operating plan, we believe that our existing resources, including cash generated from operations, will be sufficient to meet our working capital requirement for our current operations over the next twelve months. In order to fully implement its business plan and sustain continued growth, the Company may also need to raise capital from outside investors.

The following table sets forth summary of our cash flows for 2020, 2019 and 2018, respectively:

	For the Years ended December 31,
	2020	2019	2018
	(in thousands)
Net cash provided by (used in) operating activities	$6,339	$(856)	$157
Net cash used in investing activities	(117)	(46)	(40)
Net cash provided by (used in) financing activities	11,345	637	(7)
Effect of exchange rate change on cash	665	49	(11)
Net increase (decrease) in cash and cash equivalents	18,233	(216)	99
Cash, beginning of the period	12	228	129
Cash, end of the period	18,244	12	228

5C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview --“Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

Our operating lease contractual obligations as of December 31, 2020 were as follows:

12 months ending December 31,
2021	$873,872
2022	961,259
2023	1,057,385
2024	1,163,124
Total lease payments	$4,055,640

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor

See “Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Zhiwei Xu	67	Chief Executive Officer, Director Chairman of the Board
Mei Cai	41	Chief Financial Officer
Dan (Jessie) Zhao	47	Director and Vice President
Haitao Wang(1)(2)(3)	52	Independent Director
Y. Tristan Kuo(1)(2)(3)	66	Independent Director
William Morris(1)(2)(3)	67	Independent Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of corporate governance and nominating committee.

Biography

Zhiwei Xu. Mr. Zhiwei Xu was appointed as a member of the Board of Directors of the Company (the “Board”) on August 16, 2019, and Chairman of the Board and the Chief Executive Officer of the Company on July 1, 2020. Since 1992, Mr. Xu has served as the Chairman of the board of directors of Jiangsu Longrich Group Co., Ltd. Since 2012, Mr. Xu has served as the Chairman of the board of directors of Shanghai Juhao Information Technology Co., Ltd. Mr. Xu graduated from EMBA program of Fudan Qiushi Continuing Education College in August 2002.

Mei Cai. Ms. Cai was appointed as the Chief Financial Officer of the Company on November 15, 2020. Ms. Cai has served as director of CN Energy Group Inc. (Nasdaq: CNEY) since August 2019. From July 23, 2019 to November 11, 2020, Ms. Cai has served as the Chief Financial Officer of China Eco-Materials Group Co., Limited. From October 2017 to July22, 2019, Ms. Cai has served as manager of Wealth Financial Services LLC. From December 2013 to September 2017, Ms. Cai served as audit manager at Friedman, LLP. From December 2006 to November 2013, Ms. Cai served as audit manager at Patrizio & Zhao, LLC. Ms. Cai graduated from Jiangsu Radio & TV University with a major in Economic Management in December 2003. Ms. Cai is a U.S. citizen and resides in the U.S.

Dan (Jessie) Zhao. Ms. Zhao was appointed as a member of the Board on December 15, 2019 and vice president of finance of the Company on September 17, 2020. Since May 2019, Ms. Zhao has served as secretary of the board of directors of Shanghai Juhao Information Technology Co., Ltd. Since April 2019, Ms. Zhao has served as supervisor of Nantong Zhuama Bioscience Co., Ltd. Since September 2017, Ms. Zhao has served as legal representative and managing director of Suzhou GuanYunShang Investment Management Co., Ltd. which has no actual operation yet. From April 1996 to May 2019, Ms. Zhao served in various positions at Jiangsu Longrich Group Co., Ltd. including head of investment department, general manager of its subsidiary company, director of customer service department and director of planning and information department. Ms. Zhao received her bachelor degree in Economics from Nanjing Audit University in June 2007. Ms. Zhao received her Senior Customer Service Manager certificate from the American Certification Institute in August 2010. Ms. Zhao passed the fund practitioner test of the Asset Management Association of China in April 2017.

Haitao Wang. Mr. Haitao Wang was appointed as a member of the Board on December 15, 2019. Since August 2016, Mr. Wang has served as the vice president of Qichen (Shenzhen) Fund Management Co. Ltd. and supervisor of Shanghai Xiandai Industrial Co., Ltd. From September 2010 to July 2016, Mr. Wang served as vice president of Beijing Hongtianxia Agriculture Development Joint-Stock Company. Mr. Wang graduated from Heilongjiang Finance School in 1990 with a major in in planning and statistics.

Y. Tristan Kuo. Mr. Kuo was appointed as a member of our board of directors on December 23, 2020. Since November 1, 2019, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). Since April 2017, Mr. Kuo has served as chief financial officer of Aerkomm Inc. (EuroNext-Paris: AKOM, OTCQX: AKOM). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products September 2007 to May 2008. Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

William Morris. Mr. William Morris was appointed as a member of the Board on July 1, 2020. Since December 2018, Mr. Morris has served as the trading advisor for WJM Trading Strategies, LLC. From December 2015 to February 2018, Mr. Morris was the Chief Investment Officer of Dividend Trade Fund LLC. From October 2010 to July 2012, Mr. Morris served as Options Market Maker for VTrader Pro. Mr. Morris received his bachelor of art degree in Psychology from the University of Dayton in April 1975.

6.B. Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately $103,230 in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our PRC subsidiaries and our variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Pursuant to these agreements, each of our executive officers is employed for an initial term of one year, renewable upon mutual agreement of the Company and the executive officer.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

The executive officer may voluntarily terminate his/her employment for any reason and such termination shall take effect 30 days after the receipt by Company of the notice of termination. Upon the effective date of such termination, the executive officer shall be entitled to (a) accrued and unpaid salary and vacation through such termination date; and (b) all other compensation and benefits that were vested through such termination date. In the event the executive officer is terminated without notice, it shall be deemed a termination by the Company for cause.

Each of our executive officers has agreed not to use for his/her personal purposes nor divulge, furnish, or make accessible to anyone or use in any way (other than in the ordinary course of the business of the Company) any confidential or secret information or knowledge of the Company, whether developed by him/herself or by others.

In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for six months following the last date of employment.

Each executive officer also has agreed not to (i) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any employee of the Company or any of its affiliates to leave the employ of the Company or any of its affiliates; or (ii) solicit or induce, on his/her own behalf or on behalf of any other person or entity, any customer or prospective customer of the Company or any of their respective affiliates to reduce its business with the Company or any of its affiliates.

We have entered into director agreements with each of our independent directors which agreements set forth the terms and provisions of their engagement.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

6.C. Board Practices

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (a) if gives notice in writing to the Company that he resigns the office of Director; (b) if absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; (c) if dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or (d) if found a lunatic or becomes of unsound mind.

Our officers are elected by and serve at the discretion of the board of directors.

Our board of directors currently consists of 5 directors. We have established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Audit Committee

William Morris, Haitao Wang, and Y. Tristan Kuo are members of our Audit Committee; Mr. Kuo serves as the chairman of the Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

●	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	review and approve in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and make recommendations to the Board regarding corporate governance issues and policy decisions.

We have determined that Y. Tristan Kuo possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

William Morris, Haitao Wang, and Y. Tristan Kuo are members of our Compensation Committee; Mr. Morris serves as the chairman of the Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee.

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●	make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company;

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors;

Corporate Governance and Nominating Committee

William Morris, Haitao Wang, and Y. Tristan Kuo are members of our Corporate Governance and Nominating Committee; Mr. Wang serves as the chairman of the Corporate Governance and Nominating Committee. All members of our Corporate Governance and Nominating Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Corporate Governance and Nominating Committee.

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating shall:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that William Morris, Haitao Wang, Y. Tristan Kuo are “independent directors” as defined by NASDAQ.

6.D. Employees

As of December 31, 2020, we had a total of 110 employees. We had a total of 57 and 11 employees as of December 31, 2019 and 2018, respectively. The following table sets forth the breakdown of our employees as of December 31, 2020 by function:

Category	Number of Employees	Percentage of workforce
Management	14	12.75%
Fulfillment Center	51	46.36%
IT	5	4.55%
Finance and Accounting	10	9.09%
Investment	1	0.91%
Quality Control	3	2.73%
Customer Service	18	16.36%
Product Development	1	0.91%
Design	4	3.64%
HR	2	1.82%
Benefits	1	0.91%
Total	110	100%

As of December 31, 2020, 8 of our employees were based in Shanghai, where our principal executive offices are located, and 102 employees were located in Changshu City.

We understand that our success depends on our ability to attract, train and retain our employees. Therefore, as part of our human resources strategy, we offer employees competitive salaries, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development. We also recognize the importance of keeping our employees safe. In response to the COVID-19 pandemic, we implemented changes that we determined were in the best interest of our employees and have followed local government orders to prevent the spread of COVID-19.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this report, we have made adequate employee benefit payments. However, if we were found by the relevant authorities that we failed to make adequate payment, we may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 7, 2021 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The calculations in the table below are based on 25,420,854 ordinary shares issued and outstanding as of the date of May 7, 2021.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Jowell Global Ltd., 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082. Our telephone number at this address +86-21-5521-01874.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Zhiwei Xu (1)	5,341,380	21.01
Mei Cai	-	-
Dan (Jessie) Zhao	-	-
Y. Tristan Kuo	-	-
William Morris	-	-
Haitao Wang	-	-
All directors and executive officers as a group (six individuals)	5,341,380	21.01
5% or Greater Shareholders:
Jowell Holdings Ltd. (1)	5,341,380	21.01

(1)	Mr. Zhiwei Xu, Chairman of our Board and Chief Executive Officer of the Company, is the sole shareholder of Jowell Holdings Ltd. a British Virgin Islands company. The registered address of Jowell Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Mr. Zhiwei Xu also owns all 750,000 of the Company’s outstanding preferred shares, and each holder of one preferred share has the right to 2 votes at a meeting of the shareholders of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership” for a description of our major shareholders.

7.B. Related Party Transactions

Variable Interest Entity Arrangements

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements, Director Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements, Director Agreements and Indemnification Agreements.”

Other Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Subsidiaries of Longrich Group	Controlled by the Chairman and Chief Executive Officer (“CEO”) of the Company	Purchase advances and operating lease
Longliqi International (NIG) Limited	Controlled by the Chairman and CEO of the Company	Sales
Longrich Goalbridge Company Limited	Controlled by the Chairman and CEO of the Company	Sales
Longrich America Int’l, Inc.	Controlled by the Chairman and CEO of the Company	Sales
Longrich Bioscience (M) Berhad	Controlled by the Chairman and CEO of the Company	Sales

Due to related parties:

The balance in due to related parties account amounted to $1,240,008 and $61,425 as of December 31, 2020 and 2019, respectively. These dues to related parties, subsidiaries of Longrich Group, are typically short-term in nature, interest-free and due upon demand. As of March 31, 2021, the balance due to related parties have been fully repaid.

Related party lease:

The Company leases one warehouses and three offices from its related party, subsidiaries of Longrich Group, controlled by the Chairman and CEO of the Company, who also is a major shareholder of the Company. The Company is obligated to pay a quarter base rent under these lease agreements. See Note 11 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $82,551,615, $50,190,032 and $17,775,398 for the years ended December 31, 2020, 2019 and 2018, respectively.

Related party sales:

The Company made sales to related parties controlled by the Chairman, CEO, a major shareholder of the Company, in the amount of $1,522,546, $nil and $nil for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, the Company had accounts receivable of $682,315 related to these sales.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this Annual Report on 20-F, beginning on page F-1.

Legal Proceedings

We are currently not involved in any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividends

We have not declared or paid cash dividends since the Company was incorporated in August 2019 in Cayman Island and we have no plan to declare or pay any dividends in the near future on our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4.B. Business Overview—Regulations —Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

No Significant Changes

Except as disclosed elsewhere in this annual report, no other significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “JWEL” The shares began trading on March 17, 2021 on the NASDAQ Capital Market.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since March 17, 2021 under the symbol “JWEL”.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company limited by shares and our affairs are governed by our current memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

Our authorized share capital consists of: (i) 450,000,000 Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Preferred Shares, par value $0.0001 per share. As of May 7, 2021, 25,420,854 Ordinary Shares and 750,000 Preferred Shares are issued and outstanding.

We incorporate by reference into this annual report our second amended and restated memorandum and articles of association, which was filed as Exhibits 3.2 and 3.3 to our registration statement on Form F-1 (File Number 333-250889) initially filed with the Securities and Exchange Commission on November 23, 2020 and declared effective on March 16, 2021. Our shareholders adopted our second amended and restated memorandum and articles of association by way of a special resolution on July 1, 2020.

Our registered office in the Cayman Islands is located at Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

According to clause 3 of our second amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

Dividends. Subject to any rights and restrictions of any other class or series of shares, our Board may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

●	profits; or

●	“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights. Each Ordinary Share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Preferred Share shall be entitled to two (2) votes on all matters subject to vote at general and special meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as making changes to our second amended and restated memorandum and articles of association.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding Up; Liquidation. Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our Ordinary Shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights. Holders of Ordinary Shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be materially adversely varied with the written consent of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Transfer of Ordinary Shares. Subject to the restrictions contained in our current articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Nasdaq Rules, be suspended and the register closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year.

Inspection of Books and Records

The Board of Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the shareholders.

General Meeting of Shareholders. Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

Conversion. Each Preferred Share is convertible into one (1) ordinary share at any time at the option of the holder thereof. In no event shall Ordinary Shares be convertible into Preferred Shares.

Voting Rights. Each share of Preferred Shares shall have the voting rights equal to two (2) Ordinary Shares.

Dividends. Except for voting rights and conversion rights as set out hereof, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Assignment and Transfer. The holders of Preferred Shares shall have the right to transfer each share of the Preferred Shares to any third party at any time in such holder’s sole and absolute discretion, subject to compliance with applicable securities laws. Upon any sale, transfer, assignment or disposition of any Preferred Share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of control of any Preferred Share to any person who is not an affiliate of the registered shareholder of such share, such Preferred Share shall be automatically and immediately converted into one (1) ordinary share.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

Currently there is no exchange control regulations in the Cayman Islands applicable to us and shareholders.

See “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Laws and Regulations Relating to Foreign Exchange” for exchange controls in China.

10.E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Shanghai Juhao may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or Ordinary Shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or Ordinary Shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risks Related to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008, and Circular 7, in replacement of some of the existing rules in Circular 698, became effective in February 2015. On October 17, 2017, the SAT promulgated Bulletin 37, and Circular 698 was replaced effective December 1, 2017. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. We and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars. In addition, in accordance with the Individual Income Tax Law promulgated by the Standing Committee of NPC, later amended on August 31, 2018, and effective January 1, 2019, where an individual carries out other arrangements without reasonable business purpose and obtains improper tax gains, the tax authorities shall have the right to make tax adjustments based on a reasonable method, and levy additional tax and collect interest if there is a need to levy additional tax after making tax adjustments. As a result, our beneficial owners, who are PRC residents, may be deemed to have carried out other arrangements without reasonable business purpose and obtained improper tax gains for such indirect transfer, and thus be levied tax. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (for Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Shanghai Juhao may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or treated as a tax resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we hold will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in any offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated variable interest entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●

the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●

the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations.

We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares and all specified foreign financial assets held exceed a threshold amount (such as $100,000 as of the end of the year for married taxpayers filing joint returns). Failure to report the information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file Form 8938.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. You may also visit us on the world wide web at http://www.1juhao.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues from our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn, on the other hand, interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Our operating transactions and assets and liabilities are mainly denominated in RMB. RMB is not freely convertible into foreign currencies for capital account transactions. The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-250889) in relation to the initial public offering of 3,714,286 ordinary shares of the Company. Our initial public offering closed on March 19, 2021. Network1 Financial Securities, Inc. was the representative of the underwriters for our initial public offering. Counting in the ordinary shares sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 4,271,429 ordinary shares and received net proceeds of approximately US$26.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on March 16, 2021. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$3.5 million, which included approximately US$2.1 million in underwriting discounts and commissions for the initial public offering and approximately US$1.4 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this annual report, we used approximately US$2.41 million of the net proceeds received from our initial public offering for the purchase of inventory, marketing expenses and payment of insurance fees. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the material weaknesses described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have sufficient in house personnel in our accounting department with sufficient knowledge of the US GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

Management’s Annual Report on Internal Control Over Financial Reporting

This annual report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Y. Tristan Kuo, Chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of our company. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File Number: 333-250889), as amended, initially filed with the SEC on November 23, 2020.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Friedman LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Audit fees(1)	$260,000	$270,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$260,000	$270,000

(1)

“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, or Nasdaq, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-25.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.2*	Description of Securities
4.1	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.2	Exclusive Business Cooperation and Management Agreement, by and among Shanghai Jowell Technology Co., Ltd., Shanghai Juhao Information Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.3	Equity Interest Pledge Agreement, by and among Shanghai Jowell Technology Co., Ltd., Zhiwei Xu,Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.4	Exclusive Option Agreement, by and among Jowell Technology Limited, Shanghai Jowell Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.5	Power of Attorney by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.6	Confirmation Letter by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.7	Power of Attorney by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.8	Confirmation Letter by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.9	Spousal Consent Letter by the spouse of Mr. Zhiwei Xu dated November 1, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.10	Power of Attorney by Ruixia Yang, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)

4.11	Spousal Consent Letter by the spouse of Ruixia Yang dated October 10, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.12	Form of LHH (Love Home Health) Franchise Store Contract (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.13	Form of Juhao Mall Marketplace and Service Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.14	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Jiangsu Longrich Bioscience Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.15	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Karlie Cosmetics Manufacturing Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.16	Employment Agreement by and between Zhiwei Xu and the Company dated July 1, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.17	Employment Agreement by and between Mei Cai and the Company dated November 15, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.18	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.19	Director Agreement by and between the Company and Y. Tristan Kuo (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.20	Director Agreement by and between the Company and Haitao Wang (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.21	Director Agreement by and between the Company and William Morris (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.22	Warehouse Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020) **
4.23	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.24	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.25	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yunnan Kangsi Law Firm

101.INS	XBRL Instance Document *
101.SCH	XBRL Taxonomy Extension Schema Document *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document *

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jowell Global Ltd.

/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Date: May 10, 2021

JOWELL GLOBAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JOWELL GLOBAL LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Jowell Global Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jowell Global Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and schedule (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

May 10, 2021

JOWELL GLOBAL LTD

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current Assets:
Cash	$18,244,055	$11,511
Accounts receivable	306,450	-
Accounts receivable - related parties	682,315	-
Advance to suppliers	2,125,548	149,982
Advance to suppliers - related parties	583,387	8,052,988
Inventories, net	7,398,248	2,487,383
Deferred offering costs	420,968	33,847
Prepaid expenses and other current assets	253,673	454,640
Total current assets	30,014,644	11,190,351

Property and equipment, net	12,794	15,315
Intangible assets, net	34,933	53,773
Right of use lease assets, net	3,674,255	-
Other non-current asset	121,848	-
Deferred tax assets	6,380	-
Total Assets	$33,864,854	$11,259,439

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$5,688,809	$2,913,271
Trade notes payable	580,896	-
Deferred revenue	1,701,321	1,987,105
Current portion of operating lease liabilities	721,003	-
Accrued expenses and other liabilities	1,209,105	1,796,673
Due to related parties	1,240,008	61,425
Taxes payable	1,011,775	126,319
Total current liabilities	12,152,917	6,884,793

Non-current portion of operating lease liabilities	2,967,193	-
Total liabilities	15,120,110	6,884,793

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0001 par value, 450,000,000 shares authorized, 21,149,425 and 20,000,000 issued and outstanding at December 31, 2020 and 2019, respectively	2,115	2,000
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at December 31, 2020 and 2019	75	75
Additional paid-in capital	14,171,120	4,171,235
Statutory reserves	394,541	94,837
Retained earnings	3,353,031	66,043
Accumulated other comprehensive income	823,862	40,456
Total Stockholders’ Equity	18,744,744	4,374,646

Total Liabilities and Stockholders’ Equity	$33,864,854	$11,259,439

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

 CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019	2018
Net Revenues
Revenues - third party	$95,356,627	$61,775,903	$24,187,596
Revenues - related party	1,522,546	-	-
Total Net Revenues	96,879,173	61,775,903	24,187,596

Operating Expenses:
Cost of revenues	(86,404,697)	(56,080,927)	(20,185,675)
Fulfillment expenses	(2,269,768)	(2,122,041)	(983,110)
Marketing expenses	(1,027,895)	(722,655)	(536,848)
General and administrative expenses	(2,063,997)	(1,145,828)	(497,294)
Total operating expenses	(91,766,357)	(60,071,451)	(22,202,927)

Income From Operations	5,112,816	1,704,452	1,984,669

Other Income, net	6,106	1,266	(249)

Income Before Income Taxes	5,118,922	1,705,718	1,984,420

Provision for Income Taxes	1,532,230	427,359	506,513

Net Income	3,586,692	1,278,359	1,477,907

Deemed Dividend to Preferred Shareholders	122,835	46,206	53,418

Net Income Attributable to Ordinary Shareholders	$3,463,857	$1,232,153	$1,424,489

Earnings Per share – Basic and Diluted	$0.17	$0.06	$0.07

Weighted Average Shares Outstanding – Basic and diluted	20,222,976	20,000,000	20,000,000

Net Income	$3,586,692	$1,278,359	$1,477,907

Other Comprehensive income, net of tax
Foreign currency translation income (loss)	783,406	2,437	(110,179)

Comprehensive Income	$4,370,098	$1,280,796	$1,367,728

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

 FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

	Common Stock		Preferred Stock		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Reserves	Earnings	Income	Total
Balance at January 1, 2018	20,000,000	$2,000	750,000	$75	$1,897,765	$-	$(1,044,305)	$148,198	$1,003,733

Net income for the year	-	-	-	-	-	-	1,477,907	-	1,477,907
Contribution made to statutory reserve	-	-	-	-	-	65,142	(65,142)	-	-
Foreign currency translation loss	-	-	-	-	-	-	-	(110,179)	(110,179)

Balance at December 31, 2018	20,000,000	$2,000	750,000	$75	$1,897,765	$65,142	$368,460	$38,019	$2,371,461

Capital contribution	-	-	-	-	2,273,470	-	-	-	2,273,470
Net income for the year	-	-	-	-	-	-	1,278,359	-	1,278,359
Dividend paid	-	-	-	-	-	-	(1,551,081)	-	(1,551,081)
Contribution made to statutory reserve	-	-	-	-	-	29,695	(29,695)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	2,437	2,437

Balance at December 31, 2019	20,000,000	$2,000	750,000	$75	$4,171,235	$94,837	$66,043	$40,456	$4,374,646

Issuance of Ordinary Shares	1,149,425	115	-	-	9,999,885	-	-	-	10,000,000
Net income for the year	-	-	-	-	-	-	3,586,692	-	3,586,692
Contribution made to statutory reserve	-	-	-	-	-	299,704	(299,704)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	783,406	783,406

Balance at December 31, 2020	21,149,425	$2,115	750,000	$75	$14,171,120	$394,541	$3,353,031	$823,862	$18,744,744

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$3,586,692	$1,278,359	$1,477,907
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	25,926	19,004	4,406
Amortization of operating lease right-of-use assets	156,543	-	-
Inventory reserve	24,172	-	-
Deferred income taxes	(6,044)	-	-
Changes in operating assets and liabilities:
Accounts receivables	(289,767)	-	-
Accounts receivable - Related Parties	(646,285)	-	-
Inventories	(4,518,720)	(26,295)	(1,302,368)
Advance to suppliers	(1,861,778)	(44,747)	(101,909)
Advance to suppliers - related parties	7,583,425	(4,136,542)	(2,586,319)
Prepaid expenses and other current assets	218,550	(15,894)	(474,032)
Accounts payables	2,445,100	1,244,593	1,069,401
Deferred revenue	(396,109)	614,316	771,869
Operating lease liabilities	(143,339)	-	-
Taxes payable	830,726	(201,521)	(95,573)
Accrued expenses and other liabilities	(669,939)	412,395	1,393,539
Net cash provided by (used in) operating activities	6,339,153	(856,332)	156,921

Cash flows from investing activities:
Advance for purchase of fixed assets	(115,414)	-	-
Purchase of intangible assets	-	(39,951)	(36,685)
Purchase of equipment	(1,332)	(6,184)	(3,461)
Net cash used in investing activities	(116,746)	(46,135)	(40,146)

Cash flows from financing activities:
Trade notes payable	550,221	-	-
Deferred offering costs	(379,961)	-	-
Issuance of Ordinary Shares	10,000,000	-	-
Capital injection	-	2,273,470	-
Dividend paid	-	(1,551,081)	-
Due to related parties	1,174,546	-	-
Repayment of related party loans	-	(85,687)	(7,318)
Net cash provided by (used in) financing activities	11,344,806	636,702	(7,318)

Effect of exchange rate changes on cash	665,331	49,507	(11,123)

Net increase (decrease) in cash	18,232,544	(216,258)	98,334
Cash, beginning of year	11,511	227,769	129,435
Cash, end of year	$18,244,055	$11,511	$227,769

Supplemental disclosure information:
Cash paid for income tax	$839,325	$573,448	$459,314
Cash paid for interest	$-	$-	$-

Supplemental non-cash activities:
Right of use assets obtained in exchange for operating lease obligations	$3,480,231	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Jowell Global Ltd. (“Jowell Global” or the “Company”) is a limited liability company established under the laws of the Cayman Islands on August 16, 2019 as a holding company. The Company, through its consolidated Variable Interest Entity (“VIE”) that serves customers using its retail website www.1juhao.com and mobile applications, engages primarily in online sale of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China, and offers an online marketplace that also enables third-party sellers to sell their products on the Company’s online platform.

A reorganization of the Company’s legal structure (“Reorganization”) was completed on November 1, 2019. The Reorganization involved the incorporation of Jowell Global, a Cayman Islands holding company, Jowell Technology Limited (“Jowell Tech”), a Hong Kong holding company; the incorporation of Shanghai Jowell Technology Co., Ltd. (“Shanghai Jowell”), a wholly foreign-owned entity (“WFOE”) formed by Jowell Tech under the laws of the People’s Republic of China (“China” or the “PRC”).

On October 31, 2019 and November 1, 2019, Shanghai Jowell entered into a series of VIE Agreements with Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) and its shareholders, as amended on October 10, 2020. These agreements include: 1) an Exclusive Business Cooperation and Management Agreement; 2) an Equity Interest Pledge Agreement, 3) an Exclusive Option Agreement; 4) Powers of Attorney and 5) Spousal Consent Letters. Pursuant to these agreements, Shanghai Jowell has the exclusive rights to provide consulting services to Shanghai Juhao related to the business operation and management of Shanghai Juhao. For such services, Shanghai Juhao agrees to pay service fees equal to all of its net profit after tax payments to Shanghai Jowell. At the same time Shanghai Jowell has obligation to absorb all of the Shanghai Juhao’s losses. Such contractual arrangements are designed so that the operations of Shanghai Juhao are solely for the benefit of Shanghai Jowell and ultimately, the Company. The agreements remain in effect until and unless all parties agree to its termination, except the Exclusive Option Agreement that the effective term of 10 years and can be renewed for an additional 10 years. Until such termination, Shanghai Juhao may not enter into another agreement for the provision of management consulting services without the prior consent of Shanghai Jowell. In essence, Shanghai Jowell has gained effective control over Shanghai Juhao. Therefore, Shanghai Juhao is considered a Variable Interest Entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Shanghai Juhao no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai Jowell, is the primary beneficiary of Shanghai Juhao. Accordingly, Shanghai Juhao has been consolidated (See Note 2 – Consolidation of Variable Interest Entity).

Since Jowell Global and its subsidiaries are effectively controlled by the same controlling shareholders before and after the Reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Upon the reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong and Cayman Islands. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Global	August 16, 2019	Cayman Islands	Parent, 100	Holding Company
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao	July 31, 2012	Shanghai, China	N/A (VIE)	Online Retail

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIE. All intercompany transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Consolidation of Variable Interest Entity

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

Shanghai Jowell is deemed to have a controlling financial interest through a series of contracture agreements and be the primary beneficiary of Shanghai Juhao because it has both of the following characteristics:

(1)	The power to direct activities at Shanghai Juhao that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from, Shanghai Juhao that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Shanghai Juhao, Shanghai Juhao shall pay service fees equal to all of its net profit after tax payments to Shanghai Jowell. Such contractual arrangements are designed so that the Shanghai Juhao would operate for the benefit of Shanghai Jowell and ultimately, the Company.

Accordingly, the accounts of the Shanghai Juhao are consolidated into the Company’s financial statements pursuant to ASC 810-10, “Consolidation”. In addition, their financial positions and results of operations are included in the Company’s financial statements. The carrying amount of this VIE’s assets and liabilities are as follows:

	December 31, 2020	December 31, 2019
Current assets	$25,120,401	$11,190,351
Total non-current assets	$3,850,210	$69,088
Total assets	$28,970,611	$11,259,439
Total current liabilities	$10,968,645	$6,884,793
Total non-current liabilities	$2,967,193	$-

	For the years ended December 31,
	2020	2019	2018
Revenue	$96,879,173	$61,775,903	$24,187,596
Operating expenses	$90,776,328	$60,071,451	$22,202,927
Net income	$4,576,721	$1,278,359	$1,477,907

	For the years ended December 31,
	2020	2019	2018
Net cash provided by (used in) operating activities	$7,329,182	$(856,332)	$156,921
Net cash used in investing activities	$(116,746)	$(46,135)	$(40,146)
Net cash provided by (used in) financing activities	$5,752,534	$636,702	$(7,318)
Net increase (decrease) in cash	$13,630,301	$(216,258)	$98,334

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Risk associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE. The Company, Jowell Tech. and Shanghai Jowell are essentially holding companies and do not have active operations as of December 31, 2020 and 2019. As a result, total assets and liabilities presented on the Consolidated Balance Sheets and revenue, expenses, and net income presented on the Consolidated Statement of Comprehensive Income as well as the cash flows from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIE. The Company has not provided any financial support to the VIE for the years ended December 31, 2020, 2019 and 2018.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, the useful lives of property and equipment, allowance for doubtful accounts and advance to suppliers, valuation of inventories, Impairment of long-lived assets, and assumptions related to the consolidation of entities in which the Company holds variable interests. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. As of December 31, 2020 and 2019, the Company had no cash equivalents.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories, net

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased, and has sole discretion in establishing prices for the goods to be sold. Write downs are recorded in cost of revenues in the Consolidated Statements of Income and Comprehensive Income.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Electronic equipment	5 years
Office furniture	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

The cost and related accumulated depreciation of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.

Intangible assets, net

Intangible assets consist primarily of a customized software system purchased from a third-party vendor, used for accounting and production management. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated useful economic life of 3 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2020 and 2019.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, advances to suppliers, due to related parties, accounts payable, trade notes payable, deferred revenue, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities

Leases

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”). For all leases that were entered into prior to the effective date of ASC 842, the Company has elected to utilize the package of practical expedients at the time of adoption, which allows the Company to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

Upon the adoption of the new guidance on January 1, 2020, the Company recognized operating lease ROU assets and operating lease liabilities of approximately $3.7 million. The remaining balance of lease liabilities are presented within current portion of operating lease liabilities and the non-current portion of operating lease liabilities on the consolidated balance sheets. See Note 11 for further discussion.

Revenue recognition

The Company through its website www.1juhao.com and mobile applications, engages primarily in online sale of cosmetic products, health and nutritional supplements and general merchandise products sourced from manufacturers and distributors in China, and also offers an online marketplace that enables third-party sellers to sell their products on the Company’s online platform. Customers place their orders for products or services online through the Company’s website and mobile applications. Payment for the purchased products or services is generally made either before delivery or upon delivery.

On January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (FASB ASC Topic 606) using the modified retrospective approach. The results of applying Topic 606 using the modified retrospective approach were insignificant and did not have a material impact on the Company’s consolidated financial condition, results of operations, cash flows, business process, controls or systems.

Consistent with the criteria of ASC 606, the Company recognizes revenues when the Company satisfies a performance obligation by transferring a promised goods or services to a customer. Goods or services is transferred when the customer obtains control of it, which generally occurs upon the delivery of the products to customers.

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Company is a principal, that the Company obtains control of the specified goods or services before they are transferred to the customers, the revenues should be recognized in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. When the Company is an agent and its obligation is to facilitate third parties in fulfilling their performance obligation for specified goods or services, revenues should be recognized in the net amount for the amount of commission which the Company earns in exchange for arranging for the specified goods or services to be provided by other parties. Revenue is recorded net of value-added taxes.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Company reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Company generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of December 31, 2020 and 2019, no return allowances were recorded.

The Company primarily sells cosmetic products, health and nutritional supplements and household products through online direct sales. The Company recognizes product revenues from the online direct sales on a gross basis as the Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for fulfilling the promise to provide the product and service; 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages; 3) The Company has discretion in establishing the prices and control over the entire transaction. For the year ended December 31, 2020, 2019 and 2018, approximately $21.3 million, $50.19 million and $17.78 million cost of products were purchased, packed and delivered by the Company at the warehouse of a subsidiary of Jiangsu Longrich Group Co., Ltd (“Longrich Group”), a supplier controlled by the Chairman and CEO of the Company, which generated approximately $23.4 million, $54.39 million and $18.34 million revenues, respectively.

Other than revenue from online direct sales, the Company also earns service fees charged to third-party sellers for participating in the Company’s online marketplace, where the Company generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers. During the years ended December 31, 2020, 2019 and 2018, revenue from service fees were $72,664, nil and $634, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in deferred revenues in the Company’s Consolidated Balance Sheets. As of December 31, 2020 and 2019, the Company had total deferred revenue of $1,701,321 and $1,987,105, respectively, which mainly represent the proceeds received for orders placed at end of each period, while the deliveries were accomplished at the beginning of the next periods, when they were recognized as revenue.

Revenue is recognized at a point in time when the goods are transferred to customers, and no remaining performance obligation in future periods. The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year which need to be recognized as assets.

Cost of revenue

Cost of revenue consists primarily of purchase price of products, inbound shipping charges and write-downs of inventory. Shipping charges to receive products from the suppliers are included in the inventories, and recognized as cost of revenues upon sale of the products to the customers.

Fulfillment expenses

Fulfillment expenses consist primarily of expenses charged by third-party couriers for dispatching and delivering the Company’s products and rental expenses of leased warehouse. Shipping cost included in fulfillment costs amounted to $2,201,457, $2,107,761 and $969,901 for the years ended December 31, 2020, 2019 and 2018, respectively.

Marketing expenses

Marketing costs primarily consist of targeted online advertising, payroll and related expenses for personnel engaged in marketing and selling activities. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Advertising costs, which consist primarily of online advertising and outdoor advertising, are expensed as incurred, which were insignificant for the years ended December 31, 2020, 2019 and 2018, respectively.

Income taxes

The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2020, 2019 and 2018. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. As of December 31, 2020 and 2019, the Company did not have any significant unrecognized deferred tax assets and liabilities, respectively.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2020 and 2019. As of December 31, 2020, the tax years ended December 31, 2016 through December 31, 2020 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The applicable VAT rate was 16% or 10% (depending on the type of goods involved) for products sold in the PRC. The applicable VAT rate of 16% and 10% decreased to 13% and 9% starting from April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or recoverable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries and VIE in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2020, 2019 and 2018, the Company had no potential common shares outstanding that could potentially dilute EPS in the future.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement of cash flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Concentrations of credit risk

For the year ended December 31, 2020, two customers accounted for approximately 18.6% and 10.6% of the Company’s total sales. For the year ended December 31, 2019, two customers accounted for approximately 14.0% and 10.4% of the Company’s total sales. For the year ended December 31, 2018, no customers accounted for more than 10% of the Company’s total sales.

For the year ended December 31, 2020, one major supplier, a related party, accounted for approximately 87% of the total purchases. For the year ended December 31, 2019, the same related party supplier, accounted for approximately 90% of the total purchases. For the year ended December 31, 2018, the same related party supplier, accounted for approximately 83% of the total purchases. See Note 10 to the consolidated financial statements for additional information on related parities transactions.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

All of the Company’s revenues are derived from sales in China. Since late January 2020, the coronavirus (“COVID-19”) was rapidly evolving in China and globally led to disruptions in the business and transportation. The Chinese government implemented a series of restrictions, including lock-downs, social distancing requirements, and travel restrictions that drastically reduced traditional offline business. The government-imposed restrictions and the fear of infection dramatically reshaped the Chinese consumers’ purchase behavior. A significant portion of the consumers’ demand fulfilled through offline retail stores before the pandemic was replaced by online purchases. Additionally, since March 2020, the Chinese government has eased its COVID-19 restrictions domestically, and the Chinese domestic business started to recover. The Company’s operations for the year ended December 31, 2020 was not significantly impacted by the COVID-19 outbreak due to increased online demand during lock-down periods and the ease of restrictions since March 2020. However, it is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 in China or elsewhere, actions taken by governments, the responses of businesses and individuals to the pandemic.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholder’s equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2020 and 2019 were RMB1 for $0.1531 and $0.1435, respectively. The average exchange rates for the years ended December 31, 2020, 2019 and 2018 were RMB1 for $0.1450, $0.1447 and $0.1511, respectively.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company does not believe this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company will adopt this ASU within annual reporting period of September 30, 2022 and expects that the adoption of this ASU will not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 – Inventories, net

Inventory consisted of the following:

	December 31, 2020	December 31, 2019
Goods in transit	$542,331	$1,170,641
Finished goods	6,881,437	1,316,742
Subtotal	7,423,768	2,487,383
Less: inventory reserve	(25,520)	-
Inventories, net	$7,398,248	$2,487,383

Note 4 – Advance to suppliers, net

The Company sources majority of its products from Jiangsu Longrich Group Co., Ltd (“Longrich Group”), controlled by the Chairman and CEO of the Company, and its subsidiaries and makes periodic advances to Longrich Group for product purchases in the normal course of business. Advances to suppliers consisted of the following:

	December 31, 2020	December 31, 2019
Advances for products purchasing from third parties	$2,125,548	$149,982
Advances for products purchasing from Longrich Group	583,387	8,052,988
Subtotal	2,708,935	8,202,970
Less: allowance for doubtful accounts	-	-
Total	$2,708,935	$8,202,970

Note 5 – Property and equipment, net

Property, plant and equipment, net, consisted of the following:

	December 31, 2020	December 31, 2019
Electronic equipment	$53,473	$48,814
Office furniture	2,589	2,427
	56,062	51,241
Less: accumulated depreciation	(43,268)	(35,926)
Property and equipment, net	$12,794	$15,315

Depreciation expense was $4,687, $1,980 and $411 for the years ended December 31, 2020, 2019 and 2018, respectively.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 – Intangible assets, net

Intangible assets, net consisted of the following:

	December 31, 2020	December 31, 2019
Software	$79,406	$74,445
Less: accumulated amortization	(44,473)	(20,672)
Intangible assets, net	$34,933	$53,773

Amortization expense was $21,239, $17,024 and $3,995 for the years ended December 31, 2020, 2019 and 2018, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2021	34,933
Total	$34,933

Note 7 – Trade notes payable

Trade notes payable do not carry a stated interest rate, but have a specific due date usually for a period of six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As of December 31, 2020 and 2019, the Company had trade notes payable of $580,896 and Nil, respectively. As of February, 2021, the balance of trade notes payable as of December 31, 2020 had been fully settled.

Note 8 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2020	December 31, 2019
Customer security deposits (a)	$1,189,095	$1,677,802
Other payables	20,010	118,871
Total	$1,209,105	$1,796,673

a.	A majority of customer security deposits are from distributors who make bulk purchases from the Company. The Company offers these customers favorable pricing, but requires each of these customers to maintain a certain amount of security deposit to be a sales distributor. The deposits are interest-free and shall be returned to those customers when customers terminate their distribution relationship with the Company.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Equity

Common Stock and Preferred Stock

Jowell Global is established under the laws of the Cayman Islands on August 16, 2019 with 450,000,000 authorized Ordinary Shares and 50,000,000 authorized Preferred Shares. The Company initially had a total of 60,000,000 of its Ordinary Shares and a total of 750,000 of its Preferred shares issued and outstanding. On October 21, 2020, the Company issued 3,448,274 Ordinary Shares to three investors in a private placement transaction for aggregated proceeds of $10,000,000. On November 6, 2020, the Company effected a reverse stock split of its Ordinary Shares at a ratio of 1-for-3 pursuant to which all existing shareholders of record on that date surrendered an aggregate of 42,298,849 Ordinary Shares, or 66.67% of the then outstanding Ordinary Shares to the Company for no consideration. The shares surrendered were subsequently cancelled (“Reverse Split”). The Company believes it is appropriate to reflect the reverse split of its Ordinary Shares on a retroactive basis pursuant to ASC 260. Consequently, as of December 31, 2020 and 2019, 21,149,425 and 20,000,000 Ordinary Shares, and 750,000 and 750,000 Preferred Shares were issued and outstanding, respectively, with a par value of US$0.0001, giving effect to the above-mentioned reverse split. Each Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. As a part of the Company’s recapitalization prior to completion of its initial public offering, the Company has retroactively applied all share and per share data for all the periods presented.

Additional Paid-in Capital

Shanghai Juhao’s initial registered capital was RMB 12 million (approximately $1.9 million) when it was established on July 31, 2012. On October 8, 2019, the Shareholders approved a resolution to increase the registered capital by RMB 16 million (approximately $2.3 million). The additional capital was fully funded before October 31, 2019 by its shareholders.

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital, which is RMB 14 million (approx. $2 million) as of December 31, 2019. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2020 and 2019, the balance of statutory reserve was $394,541 and $94,837, respectively.

Cash Dividends

In July 2019, the Shanghai Juhao’s Board of Directors approved and paid a cash dividend of RMB 10,659,339 (equivalent to $1,551,081) to its shareholder at the time of record, out of the retained earnings balance of Shanghai Juhao.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As aforementioned in Note 8, Statutory Reserve, under PRC law, the Company’s subsidiary and VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves. Appropriations to certain statutory reserves are made at the discretion of the Board of Directors. However, these reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. Therefore, these statutory reserves, along with the registered capital of the PRC entities are considered as restricted.

The restricted net assets that include paid in capital and statutory reserve funds amounted to $14,567,851 and $4,268,147 as of December 31, 2020 and 2019, respectively.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Subsidiaries of Longrich Group	Controlled by the Chairman and Chief Executive Officer (“CEO”) of the Company	Purchase advances and operating lease
Longliqi International (NIG) Limited	Controlled by the Chairman and CEO of the Company	Sales
Longrich Goalbridge Company Limited	Controlled by the Chairman and CEO of the Company	Sales
Longrich America Int’l, Inc.	Controlled by the Chairman and CEO of the Company	Sales
Longrich Bioscience (M) Berhad	Controlled by the Chairman and CEO of the Company	Sales

Due to related parties:

The balance in due to related parties account amounted to $1,240,008 and $61,425 as of December 31, 2020 and 2019, respectively. These dues to related parties, subsidiaries of Longrich Group, are typically short-term in nature, interest-free and due upon demand. As of March 31, 2021, the balance due to related parties have been fully repaid.

Related party lease:

The Company leases one warehouses and three offices from its related party, subsidiaries of Longrich Group, controlled by the Chairman and CEO of the Company, who also is a major shareholder of the Company. The Company is obligated to pay a quarter base rent under these lease agreements. See Note 11 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $82,551,615, $50,190,032 and $17,775,398 for the years ended December 31, 2020, 2019 and 2018, respectively.

Related party sales:

The Company made sales to related parties controlled by the Chairman, CEO, a major shareholder of the Company, in the amount of $1,522,546, $nil and $nil for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, the Company had accounts receivable of $682,315 related to these sales.

Note 11 - Leases

The Company entered into following lease agreements with its related parties controlled by the Chairman, CEO and a major shareholder of the Company, to lease warehouse and office spaces. The Company intend to continue these leases for the next three years.

On January 1, 2020, January 1, 2019 and January 1, 2018, the Company entered into a one-year lease agreement with a subsidiary of Longrich Group to rent an office space of 700 square meters at Yangpu District, Shanghai, respectively. The rental payment related to these leases were $95,913, $91,188 and $95,219 for the years ended December 31, 2020, 2019 and 2018, respectively. On December 31, 2020, the Company renewed this lease agreement for another year at the same price with fiscal year 2020.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2020, January 1, 2019 and January 1, 2018, the Company entered into the second one-year operating lease agreement with a subsidiary of Longrich Group to rent a warehouse space with 500 square meters at Jiangsu Diye Industrial District, respectively. The rental payment related to these leases were $20,299, $14,280 and $13,210 for the years ended December 31, 2020, 2019 and 2018, respectively. On December 31, 2020, the Company entered into another lease agreement for fiscal year 2021 and the leased space is increased to 6,440 square meters with annual rent of approximately $276,000.

On January 1, 2020 and January 1, 2019, the Company entered into the third one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 1,097 square meters at Longrich Industrial District, respectively. The rental payment related to this lease were $83,505 and $83,361 for the years ended December 31, 2020 and 2019, respectively. On December 31, 2020, the Company renewed this lease agreement for another year with annual rent of approximately $77,000.

On January 1, 2020, the Company entered into the fourth one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 404 square meters in Changshu City, Jiangsu Province. The rental payment related to this lease were $32,261 for the years ended December 31, 2020. On December 31, 2020, the Company entered into another lease agreement for fiscal year 2021 and the leased space is increased to 5,976 square meters with annual rent of approximately $420,000.

Balance sheet information related to the operating lease is as follows:

December 31, 2020
Operating lease assets:
Operating lease right of use asset – related party	$3,674,255
Total operating lease assets	3,674,255

Operating lease obligations:
Current operating lease liabilities	721,003
Non-current operating lease liabilities	2,967,193
Total operating lease obligations	$3,688,196

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

December 31, 2020
Weighted-average remaining lease term	4 years

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2020:

12 months ending December 31,
2021	$873,872
2022	961,259
2023	1,057,385
2024	1,163,124
Total lease payments	4,055,640
Less: imputed interest	(367,444)
Total lease liabilities	$3,688,196

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Jowell Global is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Jowell Tech is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Jowell Tech is not subject to income tax for 2020, 2019 and 2018 because it had no activities within the three years.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. Shanghai Juhao is subject to income tax at unified rate of 25%.

The provision for income tax consists of the following:

	For the years ended December 31,
	2020	2019	2018
Current income tax provision	$1,538,273	$427,359	$506,513
Deferred income taxes benefit	(6,043)	-	-
Total	$1,532,230	$427,359	$506,513

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2020	2019	2018
China Statutory income tax rate	25.0%	25.0%	25.0%
Losses in tax-exempted non-PRC entities	4.9%	-	-
Non-deductible expenses-permanent difference	-	0.1%	0.5%
Effective tax rate	29.9%	25.1%	25.5%

Taxes Payable

The Company’s taxes payable consists of the following:

	December 31, 2020	December 31, 2019
VAT tax payable	$83,153	$6,855
Income tax payable	907,133	113,049
Other taxes payable	21,489	6,415
Total	$1,011,775	$126,319

As of December 31, 2020 and 2019, the balance of income tax payable was $907,133 and 113,049, respectively. Due to the impact of COVID-19, the government has relaxed the time for tax payment for fiscal year 2020. The Company plans to pay it by the end of May 2021.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 – Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

The following table presents revenue by major merchandise categories for the years ended December 31, 2020, 2019 and 2018, respectively:

	For the years ended December 31,
	2020	2019	2018
Cosmetic products (a)	$18,700,973	$18,470,489	$11,695,598
Health and Nutritional supplements (b)	52,372,561	22,672,288	5,435,578
Household products (c)	25,732,975	20,633,126	7,055,786
Others	72,664	-	634
Total	$96,879,173	$61,775,903	$24,187,596

(a)	Cosmetic products mainly include products of lotion, oral care, shampoo, soap and fragrance.

(b)	Health and Nutritional supplements are health care supplements such as vitamins, edible fungus, functional capsules, etc.
(c)	Household products are consumer products, which mainly include functional shoes, smartphones, cooking pot, water purifier and magnetic tampons.

All of the Company’s long-lived assets are located in PRC. All of the Company’s merchandises is sold in PRC.

Note 14 – Subsequent events

These consolidated financial statements were approved by management and available for issuance on May 10, 2021. The Company evaluated subsequent events through the date these consolidated financial statements were issued.

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The closing for the sale of the over-allotment shares took place on March 25, 2021. The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $29.9 million, before deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements of the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statement except that the parent company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiary. The parent company and its subsidiaries, and VIE were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the parent company’s stand-alone financial statements, its investments in subsidiaries and VIE were reported using the equity method of accounting. The parent company’s share of income from its subsidiaries and VIE were reported as share of income of subsidiaries and VIE subsidiary in the accompanying parent company financial statements.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of December 31, 2020 and 2019, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Condensed financial information of the parent company (Continued)

JOWELL GLOBAL LTD.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2020	2019
ASSETS
Current assets:
Cash	$4,602,243	$-
Deferred offering costs	292,000	-
Non-current assets
Investment in subsidiaries and VIE	15,034,773	4,374,646
Total assets	$19,929,016	$4,374,646

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Due to related parties	$1,184,272	$-

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 par value, 450,000,000 shares authorized, 21,149,425 and 20,000,000 issued and outstanding at December 31, 2020 and 2019, respectively	2,115	2,000
Preferred shares, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at December 31, 2020 and 2019	75	75
Additional paid-in capital	14,171,120	4,171,235
Statutory reserve	394,541	94,837
Retained earnings	3,353,031	66,043
Accumulated other comprehensive income	823,862	40,456
Total stockholders’ equity	18,744,744	4,374,646
Total liabilities and stockholders’ equity	$19,929,016	$4,374,646

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2020	2019	2018
GENERAL AND ADMINISTRATIVE EXPENSES	$(990,029)	$-	$-
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIE	4,576,721	1,278,359	1,477,907
NET INCOME	3,586,692	1,278,359	1,477,907
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	783,406	2,437	(110,179)
COMPREHENSIVE INCOME	$4,370,098	$1,280,796	$1,367,728

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Condensed financial information of the parent company (Continued)

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,586,692	$1,278,359	$1,477,907
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIE	(4,576,721)	(1,278,359)	(1,477,907)
Net cash used in operating activities	(990,029)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering costs	(292,000)	-	-
Issuance of Ordinary Shares	4,700,000	-	-
Proceeds from related party loans	1,184,272	-	-
Net cash provided by financing activities	5,592,272	-	-

CHANGES IN CASH	4,602,243	-	-
CASH, beginning of year	-	-	-
CASH, end of year	$4,602,243	$-	$-