Form 20-F
period 2021-12-31
Jowell Global Ltd.
filed 2022-04-25
CIK 1805594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________.

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

As of December 31, 2021, there were 25,677,965 ordinary shares issued and outstanding, par value US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Introduction

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company”, “Jowell”, “Registrant” and “JWEL” refer to Jowell Global Ltd., a company organized in the Cayman Islands, its predecessor entities, its subsidiaries, variable interest entity and the subsidiaries of the consolidated variable interest entity.

Unless indicated otherwise, references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only.

●	“EIT” are to PRC enterprise income tax;

●	“Jowell Global,” “we,” “us,” “our company,” and “our” are to Jowell Global Ltd., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

●	“Jowell Tech” or “Jowell HK” are to Jowell Technology Limited, which was incorporated under the laws of Hong Kong on June 24, 2019 and is a wholly owned subsidiary of Jowell Global;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0001 per share;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0001 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“Shanghai Jowell” and “WFOE” are to Shanghai Jowell Technology Co., Ltd. a wholly foreign-owned entity (“WFOE”) incorporated by Jowell Tech under the laws of the People’s Republic of China on October 15, 2019;

●	“Shanghai Juhao” are to Shanghai Juhao Information Technology Co., Ltd., incorporated on July 31, 2012 under the laws of the People’s Republic of China, which is our variable interest entity that carries out our main business operations in China;

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“VIE” are to variable interest entity.

Our business is primarily conducted in China, an all of our revenues are received and denominated in RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2021, the exchange rate was RMB0.1572 to $1.00 which is the intermediate exchange rate announced by the People’s Bank of China.

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

Risks Related to Our Business

●	We historically have received a substantial part of our supplies from our related party suppliers, which might cause conflict of interest between the Company and such suppliers.

●	We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

●	If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

●	We face fierce competition in the health and nutritional supplements and cosmetic markets in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.

●	We use third-party logistics and express delivery companies to complete and deliver orders placed on our platform. If these logistics and express companies fail to provide reliable and timely delivery services, our business and reputation, as well as our financial situation and operating results, may be adversely affected.

●	Internet or network system limitations or failures could harm our business.

●	If we fail to adopt new technologies or adapt our website, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

●	If counterfeit products are sold on our internet platform, our reputation and financial results could be materially and adversely affected.

●	We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.

●	We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations.

●	We face risks related to health epidemics, severe weather conditions and other outbreaks.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with our VIE and the shareholders of our VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by our consolidated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	If the Chinese government determines that the contractual arrangements through which we control our VIE do not comply with applicable regulations, our business could be adversely affected

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

●	Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Risks Related to Our Ordinary Shares

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

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

Our Holding Company Structure and Contractual Arrangements with Our Consolidated VIE and Its Individual Shareholders in China

We are a Cayman Islands holding company without material operations and our business is conducted by our variable interest entity (“VIE”) in China and this structure involves unique risks to investors. We are not a Chinese operating company and that our business in China is conducted through contractual arrangements with our VIE. However, the VIE agreements have not been truly tested in the courts in China. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors— “If the Chinese government determines that the contractual arrangements through which we control our VIE do not comply with applicable regulations, our business could be adversely affected.” and “Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.”

There are legal and operational risks associated with being based in and having our operations in China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange as the Company has listed on Nasdaq before these laws take effect and the data processing activities by our VIE do not affect national security; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Company’s auditor is headquartered in the U.S. and it is not subject to the determinations announced by the PCAOB on December 16, 2021, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection on a regular basis

Permissions Required from the PRC Authorities for Our Operations

Shanghai Juhao is incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, including Business License, EDI (Electronic Data Interchange) Certificate, Retail License for Alcoholic Products, Food Business License and International Trade Business Filing Form. Other than these permits, our VIE is not required to obtain permit and approval from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. We, our subsidiaries, or VIE are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve our VIE’s business and operations. As our VIE operates an e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China and our products and services do not pose national security risks, based on the advice of our PRC counsel Jiangsu Yiyou Tianyuan Law Firm, we are not subject to the report requirement under Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, which became effective on February 15, 2022.

As of the date of this report, we (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other authority that is required to approve of our VIE’s operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, WFOE or VIE, will be required to obtain permission from the PRC government to be listed on a U.S. exchange in the future, and even when such permission is obtained, whether it will be rescinded. If we, our subsidiaries, or the VIE do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Dividend Distribution and Cash Transfer Between the Holding Company, Subsidiary and VIE.

We, through our VIE, operates an e-commerce platform for cosmetics, health and nutritional supplements and household products e-commerce platform in China. Our VIE also sells our products through authorized retail stores all across China. Operating under the brand name of “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products that they purchased through our online platform LHH Mall under their retailers’ accounts which provide them with major discounts. Our VIE also sells products through its “Juhao Best Choice” community group-buying stores in China.

Our VIE receives its revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements we may have, the Company may rely on certain dividend payments from our WFOE in China. Our WFOE receives payments from VIE, pursuant to the VIE Agreements. WFOE may make distribution of such payments to Jowell HK as dividends.

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange or SAFE by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by the shareholders of the Company who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. For our Hong Kong subsidiary and the holding company (“Non-PRC Entities”), there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to US investors. Also, there is no restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed.

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE and VIE in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiary.

As of the date of this report, neither WFOE or any of our subsidiary in Hong Kong has not made any dividends or distributions to the Company, the Company has not made any dividends or distribution to its investors. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

As of the date of this report, no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIE, or to investors including the U.S. investors, except our VIE Shanghai Juhao made a cash dividend of $1.6 million to its shareholders in July 2019.

The holding company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE.

3.A. Selected Financial Data

In the table below, we provide you with historical selected financial data for our company. The selected consolidated statements of operations data for the fiscal years ended December 31, 2021, 2020 and 2019 and the selected consolidated balance sheets data as of December 31, 2021 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data for the year ended December 31, 2019 have been derived from our audited consolidated balance sheet as of December 31, 2019, which is not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our audited consolidated financial statements are prepared and presented in accordance with US GAAP.

	December 31, 2021	December 31, 2020

Current assets	$46,306,781	$30,014,644
Total non-current assets	$12,421,137	$3,850,210
Total assets	$58,727,918	$33,864,854
Total current liabilities	$15,050,826	$12,152,917
Total non-current liabilities	$3,993,641	$2,967,193

	For the years ended December 31,
	2021	2020	2019

Revenue	$170,911,999	$96,879,173	$61,775,903
Operating expenses	$177,904,502	$91,766,357	$60,071,451
Net income (loss)	$(6,389,076)	$3,586,692	$1,278,359

	For the years ended December 31,
	2021	2020	2019

Net cash provided by (used in) operating activities	$(18,033,959)	$6,889,374	$(856,332)
Net cash used in investing activities	$(6,637,408)	$(116,746)	$(46,135)
Net cash provided by financing activities	$27,212,138	$10,794,585	$636,702
Net increase (decrease) in cash	$3,005,672	$18,232,544	$(216,258)

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

Historically, a substantial part of our supplies came from the Longrich Group, a related party. For the year ended December 31, 2021 and 2020, the Longrich Group accounted for approximately 45% and 87% of the total purchases, respectively. Longrich Group is controlled by Mr. Zhiwei Xu, a major shareholder, Chairman of the Board and Chief Executive Officer of the Company.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2020, one major supplier- the Longrich Group, a related party, accounted for approximately 87% of the total purchases. For the year ended December 31, 2021, two major suppliers, the Longrich Group and a third-party supplier, accounted for approximately 45% and 24% of the total purchases, respectively. We have not entered into long-term contracts with this significant vendor and instead rely on individual orders with such vendor. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our performance to the extent it results in higher prices or a slower supply chain. If we lose any or all of them, or any of them increase the prices or change the terms of the business they do with us, our sales may be adversely affected.

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

We may continue to incur net losses in the future.

We had incurred a net loss of $6,389,076 and a net profit of $3,586,692 in fiscal year of 2021 and 2020, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract clients and partners and further enhance and develop our services and other offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

The remuneration we pay to our employee in general consists of basic salary, subsidy and performance bonus subject to different department. For marketing staff, a great proportion of their remuneration is the performance bonus. In accordance with the Labor Contract Law of People’s Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labor administrative authorities shall order the employer to pay the shortfall; where payment is not made within the stipulated period, the employer shall be ordered to pay additional compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. Our basic salary has been meeting the current local minimum salary standard. However, we cannot assure you that we can adjust the employees’ basic salary in time to meet the changing minimum standard. In such case, we may be faced with labor dispute or compensation.

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

In addition, counterfeit or substandard products may or may not have the same chemical composition as genuine products, which may make them less effective than genuine products, completely ineffective, or more likely to lead to serious side effects. We may not be able to identify counterfeit or substandard products we purchased from suppliers. Any unintentional or unknowingly sale of counterfeit or substandard products in our product distribution or retail business, or illegal use of our brand name by third parties to sell counterfeit or substandard products, may cause negative publicity, fines and other administrative penalties to us, and even lead to lawsuits related to the sale, marketing and advertising of these products. In addition, the persistence of counterfeit and inferior products may enhance the overall negative image of distributors and retailers among consumers, and may seriously damage the reputation and brand of other sellers including us. Similarly, consumers can buy counterfeit and substandard products that compete directly with those distributed or sold in our retail and wholesale businesses, which may have a significant negative impact on the sales of related products in our product portfolio and further affect our business, financial situation, operating results and prospects.

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

In recent years, there have been outbreaks of epidemics in various countries, including China. Beginning in late 2019, there was an outbreak of a novel strain of coronavirus (COVID-19) which has spread quickly to many parts in China, the U.S. and globally In March 2020, the World Health Organization declared COVID-19 a pandemic. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. However, due to the recent outbreak of Omicron variant in many cities in China, including Xi’an, Hong Kong, Shanghai, Guangzhou and Suzhou, local governments have imposed new restrictions and quarantine requirements with travel restrictions and temporary closure of office buildings and facilities, and the employees at our Shanghai office have been working from home since March 30, 2022.

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

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time, our consolidated results for the year 2022 may be adversely affected.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for the e-commerce business) in accordance with the Foreign Investment Entry Clearance Negative List (the 2021 version), promulgated in 2021, or the Negative List, and other applicable laws and regulations. As provided for under the Negative List, “e-commerce business” is an exception to the above restriction on foreign investment. However, the above Negative List does not define the “e-commerce business,” and its interpretation and enforcement involve significant uncertainties, therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the “e-commerce business” and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

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

In the opinion of our PRC counsel, Yiyou Tianyuan Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated VIE, and the contractual arrangements among WFOE, our VIE and the shareholders of our VIE are common practices for the companies listed on stock exchanges in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yiyou Tianyuan Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

We have relied and expect to continue to rely on contractual arrangements with our VIE, Shanghai Juhao, to operate our platform. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, our consolidated variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entity and their shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entity. The shareholders of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entity. Although we have the right to replace any shareholder of our consolidated variable interest entity under the contractual arrangement, if any shareholder of our consolidated variable interest entity is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Risk Factors—Any failure by our consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as well established as in some other jurisdictions, such as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Some regulations might be unfavorable to VIEs. However, despite there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws and there remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. Currently, most of the Chinese companies listed on overseas stock exchanges and are in the internet-based business such as e-commerce or online-gaming have adopted a VIE structure. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Shanghai Juhao and their interests in Shanghai Juhao may differ from their interests of our Company as a whole. These shareholders may breach, or cause our consolidated variable interest entity to breach, the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Shanghai Juhao to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

We use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. We use corporate chops generally for documents to be submitted to government agencies, such as applications for changing business scope, directors or company name, and for legal letters in China. We use finance chops generally for making and collecting payments, including issuing invoices. Use of corporate chops must be approved by department manager and office of the president, and use of finance chops must be approved by our finance department. The chops of our subsidiary and consolidated VIE are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiary and consolidated VIE in China have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

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

Contractual arrangements in relation to our consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, our wholly-owned subsidiary in China, our consolidated VIE in China, and the shareholders of our VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of our VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE and VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated VIE that are material to the operation of our business if the entity goes bankrupt or become subject to a dissolution or liquidation proceeding.

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

If the Chinese government determines that the contractual arrangements through which we control our VIE do not comply with applicable regulations, our business could be adversely affected.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with Shanghai Juhao and its shareholders. Although we have been advised by our PRC counsel that based on their understanding of the current PRC laws, rules and regulations, the contractual arrangements, as well our ability to enforce our rights thereunder, comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. If the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the value of our securities may decline or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the business and assets of our VIE that conduct all or substantially all of our operations in China.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations and the value of our securities may decline in value or become worthless.

We conduct our operations in China through our VIE Shanghai Juhao, which entered into a series of contractual arrangements by and among WFOE, our VIE and its shareholders. These contractual agreements enable us to (i) exercise control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive call option to purchase all or part of the equity and asset interests in our VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we exert control over our VIE and consolidate financial results of our VIE in our financial statements under U.S. GAAP.

In the opinion of our PRC legal counsel, (i) the ownership structures of our VIE and WFOE in China are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the agreements under the contractual arrangements among WFOE, our VIE and its shareholders governed by PRC law are valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. If we or our VIE are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of Shanghai Juhao and/or voiding the contractual arrangements;

●	discontinuing or restricting the operations of Shanghai Juhao;

●	imposing conditions or requirements with which we or Shanghai Juhao may not be able to comply;

●	requiring us to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of the proceeds from our offering to finance our business and operations in China; or

●	imposing fines or other forms of economic penalties.

As we do not have direct ownership of Shanghai Juhao, the imposition of any of these penalties may have a material adverse effect on our financial condition, results of operations and prospects. If occurrences of any of these events result in our inability to direct the activities of our VIE and its subsidiaries in China, and/or our failure to receive the economic benefits and residual returns from our consolidated variable interest entity, and we are not able to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIE in our consolidated financial statements in accordance with U.S. GAAP.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our securities.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us and our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As confirmed by our PRC counsel, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because we operate our online platforms and our data processing activities do not affect or may not affect national security. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

We cannot rule out the possibility that the PRC government will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be adversely affected.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, and the related regulations are evolving quickly. Further implementations and interpretations of or amendments to the HFCA Act or the related regulations, or a PCOAB’s determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our ordinary shares may be delisted by the exchange. The delisting of our ordinary shares, or the threat of our ordinary shares being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct full inspections of our auditor deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement.

On November 5, 2021, the SEC adopted the PCAOB rule to implement HFCA Act, which provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (the “Commission-Identified Issuers”). A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2021, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2022.

On December 16, 2021, the PCAOB issued its determinations (the “Determination”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong. The Determination includes lists of public accounting firms headquartered in mainland China and Hong Kong that the PCAOB is unable to inspect or investigate completely.

On February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022 (the “America COMPETES Act”). If the America COMPETES Act is enacted into law, it would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The enactment of the HFCA Act and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement.

The lack of access to PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China and Hong Kong. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections.

Our auditor, Friedman LLP, an independent registered public accounting firm that is headquartered in the United States, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts inspections to assess its compliance with the applicable professional standards. Our auditor has been inspected by the PCAOB on a regular basis, with the last inspection conducted in June 2018, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to us and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

Our PRC counsel, Yiyou Tianyuan Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the M&A Rules is not applicable to our listing and trading of our Ordinary Shares on the NASDAQ, given that:

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

Our major shareholders have completed the initial registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. To our knowledge, certain of our minority shareholders of the Company who are also PRC resident individual shareholders have not completed their SAFE Circular 37 registration yet. Also, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continuously comply with all requirements under SAFE Circular 37 or other related rules. The failure or inability of the relevant shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us and limit our ability to contribute additional capital into our PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Our executive officers, directors and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and have received stock awards from the Company are subject to these regulations. To our knowledge, the officers, directors and employees of the Company who have received stock award and are also PRC residents have not completed their SAFE registration yet. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “4.B. Regulation—Regulations on Stock Incentive Plans.”

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

From time to time, the Company may receive requests from certain U.S. agencies to investigate or inspect the Company’s operations, or to otherwise provide information. While the Company will be compliant with these requests from these regulators, there is no guarantee that such requests will be honored by those entities who provide services to us or with whom we associate, especially as those entities are located in China. Furthermore, an on-site inspection of our facilities in China by any of these regulators may be limited or entirely prohibited. Such inspections, though permitted by the Company and its affiliates, are subject to the unpredictability of the Chinese enforcers, and may therefore be impossible to facilitate.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of our VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

Mr. Zhiwei Xu, our Chairman and member of our Board of Directors and Chief Executive Officer currently owns 5,461,380 outstanding Ordinary Shares and 750,000 Preferred Shares (each such Preferred Shares entitles the holder thereof to the rights to votes equal to two (2) Ordinary Shares) of the Company. As a result of his significant shareholding, Mr. Xu has, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6.E., “Share Ownership”.

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

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote and each Preferred Share is entitled to two (2) votes. The Preferred Shares may be converted into Ordinary Shares by its holder at any time at the option of the holder. We have authorized 50,000,000 Preferred Shares and our Chairman and Chief Executive Officer Mr. Zhiwei Xu, directly and indirectly through Jowell Holdings Ltd., beneficially owns all 750,000 issued and outstanding Preferred Shares and 5,461,380 Ordinary Shares and therefore will have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

The Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries and VIE of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao*	July 31, 2012	Shanghai, China	0 (VIE)	Online Retails

*	Shanghai Juhao has seven wholly owned Juhao Best Choice Stores, located in the cities of Suzhou, Changshu and Wuhu, and twenty-eight wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Changshu, Nantong, Shanghai, Guangzhou and Hangzhou.

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021.

On July 27, 2021, Shanghai Juhao entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its shareholders identified on the signature pages thereto (the “Existing Shareholders”). Mr. Zhiwei Xu, the Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. Jiangsu Longrich Group Co., Ltd., the largest shareholder of Hongrun is also a related party of the Company. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. Hongrun and Existing Shareholders agree the Investment will only be used for making loans to the owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are the community group-buying franchise stores launched by Shanghai Juhao in April 2021.

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

Shanghai Juhao started its operation in 2012 and is among the first group of membership-based online-to-offline cosmetics, health and nutritional supplements and household products e-commerce platforms in China. Today, we offer an online platform LHH Mall through Shanghai Juhao which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of MIIT dated February 1, 2019 valid for 5 years, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ manufacturers. As of December 31, 2021, our platform had 2,237,358 VIP members who have registered on our platform, 238 merchants who have opened their own stores on our platform, and 79% of products sold on our platform were cosmetics and health and nutritional supplements. We also sell household products, such as pots and pans, smartphones, functional shoes, paper towels, cups, vacuum cleaners, massagers and towels on our platform, and those products account for 21.0 % of the products sold on our platform for the year ended December 31, 2021.

Since August 2017, we have been also selling our products in our authorized retail stores all across China. Operating under our brand name of “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products that they purchased through our online platform LHH Mall under their special retailer accounts with us which provide them with major discounts. As of December 31, 2021, we had authorized 26,043 Love Home Stores in 31 provinces of China, providing offline retail of our products.

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores will sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised LHH Stores. The community group-buying stores aim to provide a more convenient shopping experience and high-quality produce and foods for consumers from local communities, towns and villages across China. Juhao Best Choice stores will consolidate online and offline resources for store design and logistics services and provide guidance and trainings for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company will also provide the store owners with live-streaming marketing skill training and upgrade and expand certain existing LHH Stores to Juhao Best Choice stores. As of December 31, 2021, Shanghai Juhao has opened seven self-operated Juhao Best Choice community group buying stores in various cities in China as the experimental and demonstration stores for this development.

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

For the fiscal year ended December 31, 2021, approximately $78.8 million or 46.13% of our revenue were generated from the sales of cosmetic products, approximately $56.1 million or 32.83% of our revenue were generated from the sales of health and nutritional supplements and $35.9 million or 21.03% of our revenue were generated from the sales of household products.

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

Live streaming marketing. We have started to use the most popular online sales model, Live Streaming/Broadcasting Marketing. We train our authorized retail store owners to become live streamers participating in the live online broadcasting to market and sell products. In addition, we constantly look for professional multi-channel network (MCN) agencies to work with their Key Opinion Leaders (KOLs) to promote our products through live streaming on popular channels such as TikTok live, Kuaishou live and Taobao live. We have also provided free live streaming marketing classes to LLH Store owners, potential Juhao Best Choice store owners and anyone who is interested in livestreaming which help students and young people obtain related employment and help us identify online selling and marketing talents for our marketing department.

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

Customers

Our large, engaged and loyal customer base is the key to our success. The loyalty of our customer base is demonstrated by the repeat purchase rates. In the past three years, the number of our repeat customers has grown greatly every year. In 2019, there were 56,516 customer-placed orders on our platform, of which 29,393 or 52.01% are repeat customers. In 2020, there were 90,773 customer-placed orders on our platform, of which 41,439 or 45.65% are repeat customers. In 2021, there were 195,880 customer-placed orders on our platform, of which 68,088 or 34.76% are repeat customers. In 2019, the number of repeat customers increased by 167.8% compared with 2018. In 2020, the number of repeat customers increased by 40.98% compared with 2019. In 2021, the number of repeat customers increased by 64.31% compared with 2020. If a customer returns to our platform and purchase from us within 30 days from his/her previous purchase, it is considered as a repeat customer.

Marketing

We believe that the most efficient form of marketing for our business is to continuously roll out creative and cost-efficient marketing campaigns to establish our brand image as a trendsetter for safe and healthy products. These marketing campaigns promote word-of-mouth referrals and enhance repeat customer visits to our internet platform. We also use live streaming marketing, social media and self-media platform marketing such as our WeChat public information release account to communicate with our customers and issue promotions and products information and live streaming promotion of our products through TikTok Live, Kuaishou live and Taobao live. As a result, we have been able to build a large, engaged and loyal customer base with relatively low customer acquisition cost. Our cost-effective marketing campaigns have allowed us to have relatively low marketing expenses.

As part of our viral marketing strategy, we offer various incentives to our existing customers in order to increase their spending and loyalty. Our customers can earn cash coupons for eligible purchases and become VIP members by registered their information with us on our platform, which status offers them additional benefits such as cash coupon rewards, exclusive products and free samples. We offer gifts and lucky draw promotions on our internet platform. Our customers can also earn cash coupons for successful referrals of new members and customers. In addition, we conduct online advertising via search engines, portals, advertising networks, video sharing websites, and social networking and microblogging sites, we encourage our customers to share their shopping experiences with us through social media and networking websites in China. Shanghai Juhao hosted its Singles Day Shopping Festival and Double 12 Shopping Festival in November and December 2021 to promote products and our brand name through extensive marketing campaign and incentives to our customers.

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

Our Mobile Platform

We believe consumers will increasingly shop online through mobile internet. Therefore, we have invested substantial resources to build a mobile application platform dedicated to providing a superior mobile shopping experience. We use different sales channels to market and sell the products on our online shopping mall, except for the products purchased and taken by walk-in customers at our authorized stores. For the products sold through our online shopping mall which represent the majority of our sales, these are either purchased on our online portal/platform or through our mobile app. In 2019, we generated approximately 41.49% of Gross Merchandise Volume (“GMV”) from our mobile app and the remaining 58.51% was generated on our online portal/platform. In 2020, we generated approximately 24.09% of GMV from our mobile app and the remaining 75.91% was generated on our online portal/platform. In 2021, we generated approximately 20.83% of GMV from our mobile app and the remaining 79.17% was generated on our online portal/platform

Our Android- and iOS-based mobile applications allow customers to quickly and efficiently view, search, select and purchase products offered on our platform. The layout of products offered on our mobile applications is intuitive and easy to use. Customers can browse our recommended product selections, in particular our curated sales which are immediately accessible as soon as our mobile applications are activated on their mobile devices, and make quick purchases at any time and regardless of their locations. In addition, customers can conveniently browse and search for products based on brand, category, product functionality, and can sort product listings by popularity, price and discount level. Users may also subscribe to future curated sales notifications from our mobile applications.

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

Authorized Physical Stores

Since August 2017, we have been also selling our products in our authorized retail stores, namely LHH (Love Home) Stores. All products sold in these stores must be purchased on our online LHH shopping platform though such retailers’ accounts with us so they can receive discounts on their orders, which are not available for regular online customers. When an authorized store places orders on our platform, we can deliver products to the specific store or directly to its end customers; all orders go through the retailer account number for each store for a major discount and we can track sales for each store. We will review, evaluate and qualify potential physical stores before they can become authorized stores, including business qualification and decoration requirements. As an important part of our strategy to better serve consumers, we had 26,043 offline authorized stores spread out in 31 provinces in China as of December 31, 2021, providing both online and offline retail and wholesale services to our customers. By connecting upstream suppliers, distributors and offline authorized store services, we have created a closed-loop platform, which we believe brings convenience and cost savings to our consumers. We plan to develop additional authorized physical stores to establish our presence in major cities in China and worldwide, to expand our market, build greater trust with our customers and to further broaden our brand awareness.

Our Suppliers and Third-Party Merchants

Since our inception, we have attracted a broad group of suppliers for health and nutritional supplements, household products and cosmetic products and third-party merchants for beauty, apparel and other lifestyle products. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2018, 2019 and 2020, we worked with approximately 64, 64 and 122 suppliers and 145, 169 and 178 third-party merchants, respectively. As of December 31, 2021, we had approximately 228 suppliers and 238 third-party merchants. We charge a service fee to third party merchants that open stores on our platform based upon their sales volume generated from their online stores ranging from 5% - 10% of their revenues. The higher the sale volume is, the lower service fee percentage will apply. We do not provide delivery service for third party merchants and they purchase their own products and use their own delivery services. We believe our reputation as a brand incubator and our ability to assist suppliers and third-party merchants in effectively selling their inventory and fulfilling their demand for marketing will help us attract new suppliers and third-party merchants and build stronger ties with our existing ones.

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

Our business intelligence systems enable us to effectively gather, analyze and make use of internally-generated customer behavior and transaction data as permitted under laws and regulations. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. We have developed most of the key business modules in-house. We also acquired software use right from a reputable third-party provider, and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to prevent data failure and loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, real-time data back-up and redundancy and load balancing. We believe our module-based systems are highly scalable, which enable us to quickly expand system capacity and add new features and functionality to our systems in response to our business needs and evolving customers’ demands without affecting the operation of existing modules. In addition, we have also adopted rigorous security policies and measures to protect our proprietary data and customer information.

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

1. Competitive advantages of Juhao’s online and offline new retail model

We have been using big data and artificial intelligence technologies to collect and analyze consumers’ activities on our platform and their shopping patterns as permitted under laws and regulations, such as the time each customer spends on our platform, the web pages such customer visits, how long the customer spends on each web page, how often such customer visits our site, average spending amount that such customer spends each order and products she/he purchase, the location of such customer, whether she/he is a repeat customer, from which search engine or portal such customer is directed to our site and whether she/he use computer or mobile-app, etc. We also use big data and artificial intelligence to analyze our suppliers’ products, qualifications, production capacity, technology, management and credibility. Relying on the Internet, through the use of big data, artificial intelligence and other advanced technologies, we continuously upgrade our product offering and service processes to improve our business model so that it deeply integrates online service, offline experience and modern logistics.

Ecosystem

Our business platform includes an online shopping platform, mobile app, physical stores, warehouse and shipping center and marketing channels which are embedded to improve our capability to better meet our consumers’ requirements for convenient and comfortable shopping experience, which ultimately increase user stickiness.

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

Intelligent Business Model

The important foundation for the existence and development of our business model is the improvement of personalization, instantaneity, convenience, interaction, accuracy and fragmentation in the shopping experience of our customers. In 2021, Shanghai Juhao started to use Zhonglun intelligent cashier cloud-based platform, which is aimed to realize its online and offline interaction and launch a self-checking out system with self-service cashier equipment in certain of its offline stores. In 2021, our Juhao Best Choice Stores has launched Qiyun Choice community group purchase business, combined with 5G telecom, to further develop Juhao online and offline connection, aiming to the transformation to unmanned logistics for the last kilometer of the delivery to destinations with our community stores. Also, Shanghai Juhao has established cooperation relationship with ZTO Express in smart logistics and new community retail, which allows Shanghai Juhao to connect to ZTO’s cloud-based warehousing system, and to transform to intelligent logistics relying on ZTO’s cloud warehouse system. We plan to continue to develop our “intelligent” shopping method which will consist of the comprehensive application of 5G telecommunication, intelligent virtual clothes fitting room, 3D remote touch sensing, photo search, voice shopping, VR shopping, and virtual assistant.

Shopping Experience

With the continuous growth of per capita disposable personal income of Chinese urban residents and the great enrichment of consumption goods, we believe that consumption will gradually change from price based to value- based shopping, and the quality of shopping experience will increasingly become the key factor for consumers. In real life, people’s recognition and understanding of a brand often come from brick and mortar store, and our experiential business mode is to embed products into all kinds of real life scenarios created by using off-line stores, which gives consumers a direct opportunity to comprehensively and deeply understand goods and services, thus triggering consumers’ perception of the comprehensive feedback including the sense of hearing, taste and other aspects, this can not only enhance people’s sense of participation and acceptance, but also further discover the value of offline stores.

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

Under the Telecommunications Regulations of the People’s Republic of China and Administrative Measures on Internet Information Services, a telecommunications service provider is required to procure operating licenses from the MIIT or its provincial counterparts, prior to the commencement of its operations, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed. If there is illegal income, the illegal income shall be confiscated. A fine ranging from three to five times the amount of the illegal income; if there is no illegal income or the illegal income is less than RMB 50,000, a fine ranging from RMB 100,000 to RMB1,000,000 shall be imposed; if the circumstances are serious, and the website shall be closed. If such operations disrupt the order of the telecommunications market and constitute a criminal offence, criminal liability shall be pursued in accordance with the law. In addition to the requirement to be approved as an EDI, in 2017 the MIIT published Order No. 321, which requires an EDI to submit annual report starting in 2021. The Company has submitted and passed current annual report for 2021.

E-Commerce Law of the PRC

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the State Administration for Market Regulation) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators, and was replaced on May 1, 2021 by the Regulatory and Administrative Measures for Online Trading, as promulgated by the SAMR on March 15, 2021. Furthermore, MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make their transaction rules publicly available and file them with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location of the merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of products by third-party merchants on their third-party platforms to avoid misleading the consumers.

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

The Company’s business operation is online retail business which includes online data processing and transaction processing services, therefore, the-above E-Commerce laws and regulations apply to the Company. We have set up all necessary formalities and requirements in accordance with applicable E-Commerce laws and regulations for our customers and vendors who are using our E-Commerce platform and taken necessary measures and steps to keep us, our business partners and customers in compliance with these laws and regulations.

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

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Admission of Foreign Investment and the Catalog of Industries Encouraging Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”). In June 2019, Special Administrative Measures (Negative List) for Admission of Foreign Investment (2019 Version) or the Negative List, replaced 2018 Version of the Negative List. In June, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which was further replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), as promulgated by the MOFCOM and the NDRC in December 2021 and became effective on January 1, 2022. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our e-commerce business in China. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIE and the shareholders of our VIE for our business operations, which may not be as effective as direct ownership in providing operational control.”

Shanghai Juhao, our VIE, engages in e-commerce retail and related services, including online data processing and transaction processing service, which are within the category in which foreign investment is classified into License Category pursuant to the most recently published Negative List 2021 version. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted from conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the contractual arrangements between the WFOE and our VIE are necessary and essential for our business operations. These contractual arrangements with our VIE and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate its financial results.

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

Regulations Relating to Food Trade

General Administration of Food Marketing

The Food Safety Law of the People’s Republic of China has been implemented since June 2009, revised by the Chinese People’s Congress in April 2015, December 29, 2018 and April 29, 2021. The Regulations for the Implementation of the Food Safety Law of the People’s Republic of China took effect in July 2009, and was revised in February 2016 and October 2019. The State Council standardized food safety in 2016, established a food safety supervision monitoring and evaluation system, and adopted food safety standards. The State Council implements a food production and operation licensing system. Engaged in food production, sales, catering services, and obtained business licenses in accordance with the law. The State Council implements strict supervision and management of special foods such as health foods, medical formulas, and infant formulas.

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

In January 2017, the State Administration for Industry and Commerce issued the “Interim Measures for the Reimbursement of Online Purchase Products within 7 Days”, which was implemented since March 2017 and revised in October 2020, further clarifying the scope of rights for consumers to return without reason, including exceptions and return procedures. And online trading; platform operators are responsible for formulating seven-day unreasonable return rules and related consumer protection systems, and supervising merchants to comply with these rules.

Because we sell food products on our online shopping mall platform, these food safety laws and regulations are applicable to us.

Regulations Relating to Online Advertising

Internet advertising management

In April 2015, the National People’s Congress enacted the “Advertising Law of the People’s Republic of China” or the “Advertising Law”, which was implemented in September 2015 and revised in October 2018 and April 2021. The Advertising Law regulates the commercial advertising activities of the People’s Republic of China and stipulates the obligations of advertisers, advertising operators, advertising publishers and advertising spokespersons. It prohibits any advertisements from obscenity, pornography, gambling, superstition, obscenity, obscenity, etc. Content or violence related content.

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

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC promulgated in February 2010 and revised in November 2021 (the “Copyright Law”), and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law of the PRC promulgated in December 2008, which became effective in October 2009 and was recently revised by the SCNPC on October 17, 2020 (which revision will become effective on June 1, 2021), provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights under the current Patent Law of the PRC. The protection period has been slightly amended in recent amendment which became effective on June 1, 2021. The terms of protection for invention and utility patents will still be 20 years and 10 years, respectively, in general. The term of protection for a design patent will be extended from 10 years to 15 years. In addition, for invention patents, in situations where a patent is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

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

Regulations on Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income, which is determined under (i) the PRC Enterprise Income Tax Law, or the EIT Law, promulgated by the NPC and implemented in January 2008 and amended in March 2017 and December 2018, respectively, and (ii) the implementation rules to the EIT Law promulgated by the State Council and most recently revised in April 2019. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions.

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

The Board of Directors of the Company approved and adopted Jowell Global Ltd. 2021 Omnibus Equity Plan (the “Equity Plan”) on August 2, 2021, which was approved at the stockholders’ meeting on September 10, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares. Our executive officers, director and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and have received stock awards from the Company have not completed their SAFE registration yet.

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

Jowell Global Ltd.
聚好全球股份有限公司
"Jowell Global"
Cayman Islands, August 16, 2019
100%
Jowell Technology Limited
香港聚好科技有限公司
"Jowell HK"
Hong Kong, June 24, 2019
Offshore
Onshore
100%
Shanghai Jowell Technology Co., Ltd.
上海玖薇尔科技有限责任公司
"Jowell Shanghai"
PRC, October 15, 2019
WFOE
VIE (no equity ownership)
Shanghai Juhao Information Technology Co., Ltd.
上海聚好信息技术有限公司
“Shanghai Juhao"
PRC, July 31, 2012
100%
100%
Juhao Best Choice Stores ①
聚好优选店
Wholly Owned Subsidiaries ②

Variable Interest Entity Arrangements

In establishing our business, we have used a VIE structure. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. In June 2018, the Guidance Catalog of Industries for Foreign Investment was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2019 Version), or the Negative List. In June 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. In December 2021, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the Negative List, which became effective on January 1, 2022. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

The business we conduct through our VIE is within the category for which foreign investment is currently restricted under the Negative List or other PRC Laws. In addition, we intend to centralize our management and operation in the PRC without being restricted to conducting certain business activities which are important for our current or future business but are restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and our VIE are necessary and essential to our business operations. These contractual arrangements with our VIE and its shareholders enable us to exercise effective control over our VIE and hence consolidate its financial results.

WFOE effectively assumed management of the business activities of our VIE through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including an Exclusive Business Cooperation and Management Agreement, an Equity Interest Pledge Agreement, an Exclusive Option Agreement, Powers of Attorney and Spousal Consent Letters. Through the VIE Agreements, WFOE has the right to advise, consult, manage and operate the VIE for an annual consulting service fee in an amount equal to all of the VIE’s net profit after tax. The shareholders of the VIE have pledged all of their right, title and equity interests in the VIE as security for WFOE to collect consulting services fees provided to the VIE through the Equity Interest Pledge Agreement. In order to further reinforce WFOE’s rights to control and operate the variable interest entity, the VIE’s shareholders have granted WFOE an exclusive right and option to acquire all of their equity interests in the VIE through the Exclusive Option Agreement.

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

Our principal executive office is located in Shanghai, China, where we lease approximately 700 square meters of office space. We also have other material leases of two office spaces for approximately 7,073 square meters, one warehouse space for approximately 6,440 square meters, one live broadcasting room space for approximately 1,146 square meters and one Juhao Best Choice Store space for approximately 3,956 square meters in Chuangshu City, Jiangsu Province. Our leases can be renewed upon mutual agreement with our lessors. Our leased premises are leased from related parties who either have valid titles to the relevant properties or proper authorization from the title holder to sublease the property, save as disclosed in the following table:

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China	Shanghai Longrich Industrial Co. Ltd.	RMB 661,500	December 31, 2022	Office
No. 46-5 Xinzhuang Avenue, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB 1,803,200	December 31, 2022	Warehouse
No. 26 Longrich Blvd, Longrich Industrial Park, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB 2,740,915	December 31, 2022	Office
No. 38 Xinzhuang Avenue, Changnan Village, Xinzhuang County, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB503,128	December 31, 2022	Office
Hanjia Building, Room 3201 Jianggan District, Hangzhou City, Zhejiang Province, China	Meizhu Hu	RMB 1,340,865	May 19, 2031	Office
Chuangke, Longrich Industrial Park, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB 525,600	April 30, 2022	Live Broadcasting Room
227 Provincial Rd, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB 1,028,560	August 31, 2024	Juhao Best Choice Store
309 Dongping St. Suzhou Industrial Park, Suzhou City, Jiangsu Province, China	Suzhou Tiangong Zhongchuang Enterprise Management Co., Ltd.	RMB 711,522	November 30, 2022	Office

We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

5A. Operating Results

Overview

Jowell Global Ltd. (“Jowell Global” or “we”) is an exempted company incorporated in the Cayman Islands with limited liability on August 16, 2019, as a holding company. We, through the consolidated variable interest entity (“VIE”), focuses on providing consumers with convenient and high-quality online retail experience through our retail platforms, www.1juhao.com, and mobile app, as well as authorized retail stores. We also offer programs that enable third-party sellers to distribute their products through our platforms. In an effort to differentiate our services, we focus on and specialize in the online retail and sales through our distribution network of cosmetic products, health and nutritional supplements and household products.

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

As part of the reorganization, on October 31, 2019 and November 1, 2019, Shanghai Jowell entered into a series of agreements with Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) and its shareholders, as amended on October 10, 2020. These agreements include: 1) an Exclusive Business Cooperation and Management Agreement (“EBCMA”); 2) an Equity Interest Pledge Agreement (“EIPA”); 3) an Exclusive Option Agreement (“EOA”); 4) Powers of Attorney (“POA”) and 5) Spousal Consent Letters. Through these agreements, Shanghai Jowell has established the exclusive rights to receive the profits and obligation to absorb losses from Shanghai Juhao. The agreements remain in effect unless all parties agree to its termination, except the EOA which has an effective term of 10 years and can be renewed for an additional 10 years upon the end of the initial term. Until such termination, Shanghai Juhao may not enter into another agreement for the similar provision without obtaining consent from Shanghai Jowell. Shanghai Jowell has gained control over Shanghai Juhao and Shanghai Juhao is considered a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

Jowell Global, Jowell Tech, and Shanghai Jowell are holding companies with no material operations of their own and do not hold any material assets. We conduct our operations primarily through the VIE in China. We established the VIE structure through aforementioned VIE agreements. These VIE agreements are subject to restrictions under current PRC laws and regulations. In the opinion of our PRC counsel, Yiyou Tianyuan Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and the consolidated VIE, and the contractual arrangements among WFOE, the VIE and the shareholders of the VIE are common practices for the companies listed on stock exchange in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yiyou Tianyuan Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the online data processing and transaction processing services business, the relevant PRC regulatory authorities, including the China Securities Regulatory Commission (CSRC), would have broad discretion in dealing with such violations or failures, including, without limitation: requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert control over the VIE. For more detail, see “Risk Factors – Risks Related to Our Corporate Structure - If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In 2012, Shanghai Juhao started its operation, which was among the first membership -based e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China. Today, we offer an online platform Juhao Mall which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of Ministry of Industry and Information Technology of China, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ other manufacturers. As of December 31, 2021 and 2020, our platform had 2,237,358 and 1,969,014 VIP members who have registered on our platform, respectively, 238 and 178 merchants who have opened their own stores on our platform, respectively. In the years ended December 31, 2021 and 2020, 79.0% and 73.3% of the products sold on our platform were cosmetics and health and nutritional supplements, respectively. We also sell household products, such as pots and pans, paper towels, cups, vacuum cleaners, massagers, towels on our platform, and those products account for 21.0% and 26.6 % of the products sold on our platform in 2021 and 2020, respectively.

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

Since August 2017, we have been also selling our products in authorized retail stores all across China. Operating under the brand name “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling our products that they purchased through our online platform under their special retailer accounts with us which provide them with major discounts. As of December 31, 2021 and 2020, we authorized 26,043 and 24,513 Love Home stores in 31 provinces of China, respectively, providing offline retail and wholesale of our products.

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

As of December 31, 2021, Shanghai Juhao has seven wholly owned Juhao Best Choice Stores, located in the cities of Suzhou, Changshu and Wuhu, and twenty-eight wholly owned subsidiaries engaging online promotion of our products and services located in the cities of Changshu, Nantong, Shanghai, Guangzhou and Hangzhou.

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021. In connection with the IPO, the Company issued to the underwriter and its affiliates warrants to purchase ordinary shares of the Company that equals to 10% of the aggregate number of ordinary shares sold by the underwriter in the IPO (the “Warrants”). On November 25, 2021, the warrants holders notified the Company that they have elected to cashless exercise the Warrants for an aggregate of 137,111 ordinary shares of the Company. As of December 31, 2021, there was no warrants outstanding.

On July 27, 2021, Shanghai Juhao entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its shareholders identified on the signature pages thereto (the “Existing Shareholders”). Mr. Zhiwei Xu, the Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. Jiangsu Longrich Group Co., Ltd., the largest shareholder of Hongrun is also a related party of the Company. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. Hongrun and Existing Shareholders agree the Investment will only be used for making loans to the owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are the community group-buying franchise stores launched by Shanghai Juhao in April 2021.

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

While our business is influenced by general factors affecting China’s online retail industry, our operating results are more directly affected by certain company specific factors, including:

●	our ability to attract and retain customers at reasonable cost;

●	our ability to establish and maintain relationships with suppliers, third-party merchants and other service providers;

●	our ability to invest in growth and new technologies while improving operating efficiency;

●	our ability to control marketing expenses, while promoting our brand and internet platform cost-effectively;

●	our ability to source new products to meet customer demands; and

●	our ability to establish Juhao Best Choice Stores and continue to expand offline LHH Stores and increase the interactions between our online platform and offline stores.

●	our ability to compete effectively and to execute our strategies successfully.

Impact of COVID-19

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government has imposed various strictive measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. However, due to the recent outbreak of Omicron variant in China, many cities in China have imposed new restrictions and quarantine requirements with office closures, including Shanghai city where our headquarters are located and the employees of our VIE in Shanghai office have been working from home since March 30, 2022.

As an online retailer and retail platform and because the COVID-19 is generally considered under control in China in 2021, our operations in 2021 were not significantly negatively impacted by the pandemic. However, it is not possible to determine the impact of the COVID-19 pandemic on our business operations and financial results for 2022, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 and new variants such as Omicron variant, efficacy and distribution of COVID-19 vaccines, and the actions taken by government authorities and other entities in China and elsewhere to contain COVID-19 such as the current restrictions and office closures in Shanghai, almost all of which are beyond our control.

Results of Operations

Certain tables within this section may not reflect the exact amount or percentage due to rounding.

For the Year Ended December 31, 2021 and 2020

The following table summarized the results of our operations for the year ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage fluctuations during such periods.

	For the Year Ended December 31,
	2021		2020		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	% of Revenue
	(in thousands, except for percentages)
Revenue	$170,912	100.0%	$96,879	100.0%	$74,033	76.4%
Operating Expenses:
Cost of Sales	159,259	93.2%	86,405	89.2%	72,854	84.3%
Fulfilment	3,758	2.2%	2,270	2.3%	1,488	65.6%
Marketing	9,380	5.5%	1,028	1.1%	8,352	812.5%
General and Administrative	5,507	3.2%	2,064	2.1%	3,443	166.8%
Total Operating Expenses	177,905	104.1%	91,766	94.7%	86,139	93.9%
Income (loss) from Operations	(6,993)	(4.1)%	5,113	5.3%	(12,106)	(236.8)%
Other Income (Expenses)	413	0.2%	6	-%	407	(6,783.3)%
Income (loss) before Income Taxes	(6,580)	(3.8)%	5,119	5.3%	(11,699)	(228.5)%
Provision (benefit) for Income Taxes	(191)	(0.1)%	1,532	1.6%	(1,723)	(112.5)%
Net Income (loss)	(6,389)	(3.7)%	3,587	3.7%	(9,976)	(278.1)%
Other Comprehensive Income, net of tax	671	0.4%	783	0.8%	(112)	(14.3)%
Comprehensive Income (Loss)	$(5,718)	(3.3)%	$4,370	4.5%	$(10,088)	(230.8)%

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third party merchants for using our platform, which was immaterial and is grouped in “Others” presented below. The following sets forth the breakdown of our revenue by revenue stream for the years ended December 31, 2021 and 2020, respectively.

	For the Year Ended December 31,				Variance
	2021	%	2020	%	Amount	%
	(in thousands, except for percentages)
Cosmetic products	$78,841	46.2%	$18,701	19.2%	$60,140	321.6%
Health and Nutritional Supplements	56,104	32.8%	52,372	54.1%	3,732	7.1%
Household Products	35,943	21.0%	25,733	26.6%	10,210	39.7%
Other	24	-%	73	0.1%	(49)	(67.1)%
Total	$170,912	100.0%	$96,879	100.0%	$74,033	76.4%

Total revenue for the fiscal year ended December 31, 2021 increased by about $74.0 million, or 76.4%, to $170.9 million from $96.9 million for the fiscal year ended December 31, 2020.

Compared to the year ended December 31, 2020, sales of cosmetic products increased by about $60.1 million or 321.6% in the year ended December 31, 2021. The increase in revenue of cosmetic products is mainly due to increase in units sold and increase in weighted average unit price for products sold. Comparing to the year ended December 31, 2020, we sold approximately 18.9 million or 170.0% more units in 2021 and an increase in the weighted average unit price of $0.94 or 56.2%. The increase in units sold comparing 2021 with 2020 is mainly due to the expansion of our sales and distribution network. In 2021, we sold products to 351 distributors compared to 12 distributors in 2020 and sales to these distributors represent approximately 71% of our consolidated revenue for cosmetic products in 2021 compared to 40% in 2020. The increase in weighted average unit price of cosmetic products sold is mainly due to increased sales of premium brand products. Starting from 2021, we entered into distributing agreements and have been authorized to distribute cosmetic products from Adidas, SK-II, Johnson & Johnson, Mentholatum, L’Oréal, Shiseido and etc. through our platform and to the distributor.

Compared to the year ended December 31, 2020, sales of health and nutritional supplements products increased by about $3.7 million or 7.1%. The increase in health and nutritional supplements revenue is mainly due to increase in units sold. Comparing to the year ended December 31, 2020, we sold approximately 0.9 million or 28.3% more units in 2021. The increase is partially offset by slight decrease in unit price of approximately $2.71 or 16.5%. The increase in quantity of products sold is mainly attributable to increased health related awareness due to continual COVID-19 related concerns and our continual expansion of our customer base in China and our efforts in actively seeking additional collaborations with retailers and distributors.

Our household products revenue increased by about $10.2 million or 39.7% comparing 2021 to 2020. The increase in household products revenue is mainly due to 41.1% increase in weighted average unit price for products sold and is partially offset by 1.0% decrease in quantity sold. The significant increase in weighted average unit price for products sold is mainly due to the addition of premium brands to our brands portfolio, such as Philips, Apple, Gree Electric, Midea and etc.

The average exchange rate for the fiscal years ended December 31, 2021 and 2020, was RMB1 to $0.1550 and RMB1 to $0.1450, respectively, representing a 6.9% favorable impact when exchange rates were used in converting RMB to USD, which was included in the above analysis.

Operating Expenses

Operating expenses primarily consist of cost of sales, fulfilment expenses, marketing expenses and general and administrative expenses.

	For the Year Ended December 31,
	2021		2020		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of Sales	$159,259	93.2%	$86,405	89.2%	$72,854	84.3%
Fulfilment	3,758	2.2%	2,270	2.3%	1,488	65.6%
Marketing	9,380	5.5%	1,028	1.1%	8,352	812.5%
General and Administrative Expenses	5,507	3.2%	2,064	2.1%	3,443	166.8%
Total Operating Expenses	$177,905	104.1%	$91,766	94.7%	$86,139	93.9%

Our total operating expenses increased by about $86.1 million or 93.9% from $91.8 million in 2020 to $177.9 million in 2021. All categories of our operating expenses increased in 2021 compared to 2020. The increase is mainly attributable to: 1) the increase in sales and related to the expansion of our operations; and 2) the appreciation of RMB against USD in fiscal year 2021. The average exchange rate for the fiscal years ended December 31, 2021 and 2020, was RMB1 to $0.1550 and RMB1 to $0.1450, respectively, representing an increase of 6.9% when exchange rates were used in converting RMB to USD.

Cost of sales

Cost of sales primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs. The cost of sales for all of our three revenue streams increased in 2021 comparing to 2020.

Cost of sales of cosmetic products increased by about $57.5 million or 320.7% from $17.9 million in 2020 to about $75.5 million in 2021. The increase is attributable to 18.9 million more units were sold and an increase in the weighted average unit cost of $0.9 or 55.8% in 2021 comparing to 2020. In 2021, we expanded our distribution networks and sold products to significantly more local distributors and wholesalers. Furthermore, adding more leading brands to our cosmetic brands portfolio also led to significant increase in the weighted average unit cost and quantity of products sold in 2021 comparing to 2020.

Cost of sales of health and nutritional supplements increased by about $4.8 million or 10.2% from $46.8 million in 2020 to $51.6 million in 2021. The increase in cost of sales is mainly due to increase in sales volume of our health and nutritional supplements in 2021.

Cost of sales of household products increased by about $10.6 million or 48.8% from $21.6 million in 2020 to about $32.2 million in 2021. The increase was primarily due to 50.3% increase in weighted average unit cost. The increase in weighted average unit costs of products sold of our household products is mainly due to we sold more higher unit price products in 2021 than 2020.

Fulfillment Expenses

Our fulfillment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparing, packaging, outbound freight, and physical storage. Fulfillment expenses increased by about $1.5 million or 65.6% in 2021 compared to 2020. The increase in our fulfillment expenses is primarily attributable to the increase in warehouse rent which is mainly due to we rented more spaces in 2021 to store more products. The fulfillment expenses as a percentage of total revenues were 2.2% in 2021, down from 2.3% in 2020. The decrease was mainly due to more larger customers elected to self-pickup products purchased from the Company’s facilities which led to decrease in outbound freight costs as a percentage of the revenues.

Marketing Expenses

Marketing expenses increased by about $8.4 million or 812.6% in 2021 compared to 2020. Marketing expenses constitute of 5.5% and 1.1% of our total revenue in 2021 and 2020, respectively. The increase was primarily due to the increased marketing and promotion activities and the increased expenditure for further enhancing brand awareness in strategic geographic areas. Specifically, compared to 2020, in 2021, we incurred about $3.1 million more advertisement cost, $1.6 million more costs of marketing and promotion activities, and $3.1 million more payroll costs.

General and Administrative Expenses

Compared to 2020, our general and administrative expenses increased by about $3.4 million or 166.8% in 2021. The increase was primarily due to $1.5 million increase in payroll expenses due to increased headcount in general and administrative personnel, $1.0 million increase in share-based compensation of services provided, and $0.4 million increased expenditure as being a public company.

Income (Loss) from Operations

	For the Year Ended December 31,
	2021		2020
	Amount	% of revenue	Amount	% of revenue
	(in thousands, except for percentage)
Income (Loss) from Operations	$(6,993)	(4.1)%	$5,113	5.3%

Loss from operations in 2021 was approximately $7.0 million compared to income from operations of about $5.1 million in 2020. The decrease in income from operations is mainly attributable to the implementation of our business expansion with significant increase in our marketing expenses and general and administration expenses and cost of revenues.

Income (Loss) Before Income Taxes

Loss before income taxes is about $6.6 million in 2021 as compared to income before income taxes of about $5.1 million in 2020. The decrease in income before income taxes is primarily due to our continual implementation of business expansion with significant increase in our general and administration expenses, marketing expenses and cost of revenues.

Provision (Benefit) for Income Taxes

Our benefit for income taxes was approximately $191,000 in 2021 as compared to provision for income taxes of about $1.5 million in 2020. The effective income tax rate was 2.9% and 29.9% in 2021 and 2020, respectively. The significant decrease in effective income tax rate is mainly due to: 1) we had a net operating income in 2020, but incurred a net operating loss in 2021; 2) valuation allowances provided to certain entities which we expect to continually generate operating losses in the foreseeable future; and 3) a higher loss generated by non-PRC entities not subject to PRC tax impact.

Other Comprehensive Income

Foreign currency translation adjustments amounted to a gain of $671,000 and $783,000 in 2021 and 2020, respectively. The balance sheet amounts with the exception of equity as of December 31, 2021 were translated at 1.00 RMB to 0.1572 US$ as compared to 1.00 RMB to 0.1531 US$ as of December 31, 2020. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for 2021 and 2020 were 1.00 RMB to 0.1550 US$ and 1.00 RMB to 0.1450 US$, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

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

Our total operating expenses increased by about $31.7 million or 52.8% from $60.1 million in the 2019 to $91.8 million in 2020. All categories of our operating expenses increased in 2020 comparing to 2019. The increase is attributable to the increase in sales and expansion of our operations.

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

Operating Activities

Net cash used in operating activities in 2021 was $18.0 million. The principal items accounting for the difference between our net cash used by operating activities and our net loss including increase in accounts receivable of about $4.7 million, increase in inventories of about $5.0 million, increase in advance to suppliers of about $3.3 million and offset by increase in accounts payables – related parties of about $2.2 million. The increase in accounts receivables is mainly due to significant increase in sales to local distributors and wholesalers which we provided certain credit terms based on our evaluation of their creditworthiness. The increase in advance to suppliers and inventories is mainly due to our expansion of our operation and significant increase in sales. The increase in accounts payables – related parties is mainly due to extended credit term provided by our related party, Longrich Group for purchases made by us.

Net cash provided by operating activities in 2020 was $6.9 million. The principal items accounting for the difference between our net cash provided by operating activities and our net income in 2020 including increase in inventories of about $4.5 million and decrease in advance to suppliers – related parties of about $7.6 million. The increase in inventories is mainly due to expansion of our operation and increased the sales. The decrease in advance to suppliers – related parties is mainly due to significant advances made to our related parties in 2019 was utilized in 2020.

Net cash used in operating activities in 2019 was $0.9 million. The principal items accounting for the difference between our net cash used by operating activities and our net income including increase in advance to suppliers – related parties of about $4.1 million and increase in accounts payables of about $1.2 million. The increase in advance to suppliers – related parties is mainly due to our related parties did not extend enough credit term to us for significant amount of purchases and requested us to make advance payment for large purchase. The increase in accounts payables is mainly due to increase of purchases toward the end of 2019.

Investing Activities

Net cash used in investing activities was approximately $6.6 million, $117,000 and $46,000 in 2021, 2020 and 2019, respectively. In July 2021, we invested about $4.7 million (RMB 30 million) to Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) to acquire 18.96% equity interest of Hongrun. The investment will be only used for making loans to the owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are our new community group-buying stores lunched in Shanghai since April 2021. We expect Juhao Best Choice Stores will expand our footage and brand awareness in offline group-buying stores in China and will ultimately become an important piece of our Juhao retail platform. Besides of the $4.7 million investment made to Hongrun, we also paid an aggregate of about $2.0 million for acquisition of fixed assets and software in 2021. Cash used in investing activities in 2020 and 2019 were used to purchase of fixed assets and software.

Financing Activities

Net cash provided by financing activities in 2021 was about $27 million, including about $25.7 million received from our IPO as discussed in this report and $2.6 million from the proceeds from short-term bank loans. The cash provided by financing activities in 2021 was partially offset by $1.1 million repayment of related party loans.

Net cash provided by financing activities in 2020 was about $10.8 million, including $10 million received from private placement consummated on October 21, 2020 and $1.2 million proceeds received from related party loans. The cash provided by financing activities in 2020 was partially offset by the payment of deferred offering costs of $0.4 million related to our IPO completed in 2021.

Net cash provided by financing activities in 2019 was about $0.6 million, including $2.3 million capital injection from our original shareholders. The cash provided by financing activities were partially offset by $1.6 million dividend payment and $86,000 repayment of related party loans.

Cash Transfer within the Company and Restrictions on Dividends Distribution

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance. Currently, our subsidiary in the PRC may purchase foreign currencies to transfer cash within the Company among subsidiaries in and out of the PRC for, among other things, payment of cash dividends to us, if any, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future and therefore limit our ability to transfer cash within the Company among subsidiaries in and out of the PRC. The limitation over cash transfer within the Company does not raise additional liquidity risk as all of our liabilities are also denominated in RMB and we conduct our business primarily through our consolidated VIE in China.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Therefore, these statutory reserves, along with the registered capital of the PRC entities are considered as restricted. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are $41,224,415 and $14,567,851 as of December 31, 2021 and 2020, respectively.

In 2021, along with the consumption of the IPO, $23.7 million of the net proceeds received from the IPO have been transferred to the VIE through intercompany loans, which were fully eliminated on our consolidated financial statements.

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

Assets Held By and the Operations of Entities Apart From the Consolidated VIE

The Company and its subsidiaries are all holding companies, except for the consolidated VIE. The only assets held by the Company and its subsidiaries are the cash in their bank accounts. The uncertainties in the PRC legal system could cause the relevant regulatory authorities to find our current VIE Agreements with VIE to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the VIE Agreements. In addition, if the nominee shareholders do not remain the shareholders of the VIE, breach, or cause the VIE to breach, or refuse to renew the existing contractual arrangements the Company has with them and the VIE, the Company may not be able to effectively control the VIE and receive economic benefits from them, which may result in deconsolidation of the VIE.

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries. All intercompany transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Consolidation of Variable Interest Entity and its subsidiaries

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

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

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

The Company recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Company reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Company generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of December 31, 2021 and 2020, no return allowances were recorded.

The Company primarily sells cosmetic products, nutritional supplements and household products through online direct sales. The Company recognizes product revenues from the online direct sales on a gross basis as the Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for fulfilling the promise to provide the product and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company has discretion in establishing the prices and control over the entire transaction. For the year ended December 31, 2021, 2020 and 2019, approximately $nil, $21.3 million and $50.19 million cost of products were purchased, packed and delivered by the Company at the warehouse of a subsidiary of Jiangsu Longrich Group Co., Ltd (“Longrich Group”), a supplier controlled by the CEO of the Company, which generated approximately $nil, $23.4 million and $54.39 million revenues, respectively.

Other than revenue from online direct sales, the Company also earns service fees charged to third-party sellers for participating in the Company’s online marketplace, where the Company generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers. During the years ended December 31, 2021, 2020 and 2019, revenue from service fees were $23,782, $72,664 and $nil, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in deferred revenue in the Company’s Consolidated Balance Sheets. As of December 31, 2021 and 2020, the Company had total deferred revenue of $2,154,042 and $1,701,321, respectively, which mainly represent the proceeds received for orders placed at end of each period, while the deliveries were accomplished at the beginning of the next periods, when they were recognized as revenue.

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

Income taxes

The Company’s subsidiaries and VIE in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2021 and 2020. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. As of December 31, 2021 and 2020, the Company did not have any significant unrecognized deferred tax assets and liabilities, respectively.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2021 and 2020. As of December 31, 2021, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company adopted this ASU on January 1, 2021 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company adopted this ASU on January 1, 2021 and the adoption did not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon service fee paid by Shanghai Juhao. If Shanghai Juhao incurs debt on its behalf in the future, the instruments governing its debt may restrict its ability to pay service fee to us. In addition, Shanghai Juhao is permitted to pay service fee to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Shanghai Juhao is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Additionally, Shanghai Juhao may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion fund and staff bonus and welfare funds, at its discretion. Shanghai Juhao may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

For the year ended December 31, 2021, we reported a net loss of $6.4 million and negative operating cash flows of $18.0 million, which were primarily due to our vigorously implementing our business strategy to drive more traffic to our online platform and attract more users and distributors.

On March 19, 2021, we closed our initial public offering, raising net proceeds of approximately $25.7 million. We used part of the proceeds to expand our business and execute our growth strategy by increasing marketing and promotion, optimizing the platform, enriching product selections and increasing cooperation with leading brands at home and abroad, which brought more traffic to the online platform and attracted more users and distributors. As a result, our revenue increased by approximately $74.0 million in 2021 from 2020, cost of sales increased by approximately $72.9 million in 2021 from 2020, and approximately $8.4 million more were spent on marketing in 2021 when compared to 2020. The growth in business also resulted in an increase of $4.9 million in inventory and an increase of $2.5 million in prepayment for products purchased by the end of 2021, as well as an increase of $4.5 million in outstanding balance of accounts receivable, which was mainly due to significant increase in sales to local distributors and wholesalers which were provided with certain credit terms based on management’s assessment on their creditworthiness. All these were the main reasons for the net loss and cash outflow of the Company in 2021.

Presently, our principal sources of liquidity are from our operations, proceeds from our initial public offering and private placement, and bank loans. As of December 31, 2021, we had cash and restricted cash of approximately $21.2 million and working capital of approximately $31.3 million. Approximately $18.2 million of the cash was held by the VIE with banks and financial institutions inside China as we conducted our operations primarily through our consolidated VIE in China. With the uncertainty of the current market and the impact of the COVID-19 pandemic, our management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of March 31, 2022, approximately $3.9 million, or 70%, of its accounts receivable balance as of December 31, 2021 were collected, and approximately $2.7 million or 49% of its advances to suppliers balance as of December 31, 2021 were utilized.

As of December 31, 2021, we also had short-term bank loan of approximately $2.7 million borrowed from a PRC bank, which has been subsequently renewed to March 2023. Management expects that it would be able to renew the bank loan upon its maturity based on past experience and the Company’s good credit history.

Based on our current operating plan, we believe that the above-mentioned measures, including cash and restricted cash on hand of approximately $21.2 million and bank borrowing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s consolidated financial statements are issued.

The following table sets forth summary of our cash flows for 2021, 2020 and 2019:

	For the Years Ended
	December 31,
	2021	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$(18,034)	$6,889	$(856)
Net cash used in investing activities	(6,637)	(117)	(46)
Net cash provided by financing activities	27,212	10,795	637
Effect of exchange rate change on cash	465	665	49
Net increase (decrease) in cash and cash equivalents	3,006	18,233	(216)
Cash, beginning of the year	18,244	12	228
Cash, end of the year	21,250	18,244	12

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview --“Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Our operating lease contractual obligations as of December 31, 2021 were as follows:

12 months ending December 31,
2022	$1,532,876
2023	1,571,352
2024	1,508,798
2025	210,280
thereafter	1,115,539
Total lease payments	$5,938,845

On March 19, 2021, Shanghai Juhao entered into a loan agreement with Shanghai Bank to borrow RMB 17 million for working capital needs. Interest of the loan is 4.6% per annum. The loan is guaranteed by Jowell Tech, who signed a maximum pledge agreement with Shanghai Bank and agreed to pledge its deposit of $2.999 million as collaterals to secure the RMB 17 million loans so that Shanghai Juhao may borrow from Shanghai Bank during the period of March 19, 2021 to March 18, 2022. As of December 31, 2021, the outstanding balance was RMB 17,000,000 (equivalent of $2,672,366 as of December 31, 2021). In March, 2022, Shanghai Juhao renewed this loan with Shanghai Bank with the same interest rate and a new maturity date of March 21, 2023. The pledge agreement was also renewed by Jowell Tech with Shanghai Bank on the same date.

G.	Safe Harbor

See “Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Zhiwei Xu	68	Chief Executive Officer, Director Chairman of the Board
Mei Cai	42	Chief Financial Officer
Dan (Jessie) Zhao	48	Director and Vice President
Haitao Wang(1)(2)(3)	53	Independent Director
Y. Tristan Kuo(1)(2)(3)	67	Independent Director
William Morris(1)(2)(3)	68	Independent Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of corporate governance and nominating committee.

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

Mei Cai. Ms. Cai was appointed as the Chief Financial Officer of the Company on November 15, 2020. Ms. Cai has served as director of CN Energy Group Inc. (Nasdaq: CNEY) since August 2019. From July 23, 2019 to November 11, 2020, Ms. Cai has served as the Chief Financial Officer of China Eco-Materials Group Co., Limited. From October 2017 to July 22, 2019, Ms. Cai has served as manager of Wealth Financial Services LLC. From December 2013 to September 2017, Ms. Cai served as audit manager at Friedman, LLP. From December 2006 to November 2013, Ms. Cai served as audit manager at Patrizio & Zhao, LLC. Ms. Cai graduated from Jiangsu Radio & TV University with a major in Economic Management in December 2003. Ms. Cai is a U.S. citizen and resides in the U.S.

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

Y. Tristan Kuo. Mr. Kuo was appointed as a member of our board of directors on December 23, 2020. From November 1, 2019 to December 16, 2021, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). Since April 2017, Mr. Kuo has served as chief financial officer of Aerkomm Inc. (EuroNext-Paris: AKOM, OTCQX: AKOM). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products September 2007 to May 2008. Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

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

6.B. Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately $404,000 in cash to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board or a committee designated by the Board from time to time.

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

Share Incentive Plans

The Board of Directors of the Company approved and adopted Jowell Global Ltd. 2021 Omnibus Equity Plan (the “Equity Plan”) on August 2, 2021, which was approved at the stockholders’ meeting on September 10, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares.

As of April 22, 2022, 40,000 Restricted Stock Units were granted and outstanding under the Equity Plan. The following paragraphs summarize the terms of the Equity Plan:

Administration. The Equity Plan requires that a committee of non-employee directors to administer the Equity Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the Equity Plan.

Shares Subject to the Equity Plan. The shares issuable under the Equity Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares.

Types of Awards and Eligibility. The Equity Plan provides for five types of awards and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock and Restricted Stock Units. The Eligible Persons under the Equity Plan include Employees, Outside Directors, Consultants and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

Vesting and Forfeiture. The Committee determines the time and conditions under which the award will vest or the period of time after which the restriction shall lapse as part of making an award. Vesting or the lapse of the period of restriction may, in the Committee’s discretion, be based solely upon continued employment or service for a specified period of time, or may be based upon the achievement of specific performance goals (individual, corporation or other basis), or both. Unless otherwise provided by the Committee, when a participant terminates employment or service with us, all unexercised or unvested awards are forfeited, and if the termination is without cause, all outstanding vested options and SARs will continue to be exercisable until the earlier of the expiration term or the date that is three months after such termination date.

Prohibition on Repricing. Except as required or permitted pursuant to a corporate transaction (including, without limitation, any recapitalization or reorganization), in no event will an option or SAR be amended to reduce the exercise or base price or be canceled in exchange for cash, other awards or options or SARs with an exercise price or base price less than the exercise price of the original option or base price of the original SAR without shareholder approval.

Limits on Transfers of Awards/Beneficiary Designation. All awards are exercisable only by the participant during the participant’s lifetime, and are transferable only by will or by the laws of descent and distribution; provided, however, that the Committee may permit a transfer of an award, other than an inventive stock option, to a family member of an individual, subject to such restrictions as the Committee may provide.

Term. The Equity Plan is effective immediately upon the adoption by our Board of Directors, subject to shareholder approval, and will terminate on the earliest to occur of (i) the 10th anniversary of the Equity Plan’s effective date, or (ii) the date on which all shares available for issuance under the Equity Plan shall have been issued as fully-vested shares. Options may be granted at any time on or after the date the Board of Directors adopt the Equity Plan, however, until the stockholders approve the Equity Plan, no options or SARs may be exercised, no restricted stock may be issued, and no award may be settled in stock. If shareholder approval is not obtained within 12 months after the adoption by our Board of Directors, all awards will be null and void.

On November 26, 2021, the Compensation Committee of the Board of the Company granted Ms. Mei Cai, the Chief Financial Officer of the Company, 80,000 Restricted Stock Units (“RSUs”) under the Company’s 2021 Omnibus Equity Plan. Each RSU represents the right to receive one ordinary share of the Company. The restricted period for the RSUs shall lapse as to twenty-five percent (25%) of the RSUs on each of the grant date, March 31, 2022, June 30, 2022 and September 30, 2022, respectively, subject to Ms. Cai remaining in the continuous service of the Company or its affiliates on each applicable date. Ms. Cai also entered into a Restricted Stock Unit Award Agreement with the Company on November 26, 2021. As of April 22, 2022, 40,000 shares have been issued to Ms. Cai and 40,000 Restricted Stock Units were outstanding.

On April 11, 2022, (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted stock awards of 500,500 ordinary shares of the Company (the “Shares”), pursuant to the Company’s 2021 Omnibus Equity Plan, to sixteen officers, directors and employees of the Company and its controlled variable interest entity (the “Grantees”), including: 120,000 shares to Zhiwei Xu, Chief Executive Officer and Chairman of the Board of the Company; 35,000 shares to Dan Zhao, Vice President and a director of the Board of the Company; 3,500 shares to William Morris, a director of the Board of the Company, 3,500 shares to Tristan Kuo, a director of the Board of the Company, and 3,500 shares to Haitao Wang, a director of the Board of the Company (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on April 11, 2022. As of April 22, 2022, the Shares have been issued to the Grantees, expect for one grantee with 35,000 shares.

6.C. Board Practices

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders. A director will cease to be a director if, among other things, the director (a) gives notice in writing to the Company that he resigns the office of Director; (b) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; (c) becomes bankrupt or makes any arrangement or composition with his creditors; or (d) dies or is found to be or becomes of unsound mind.

Our officers are elected by and serve at the discretion of the board of directors.

Our board of directors currently consists of 5 directors. We have established an audit committee, a compensation committee and a corporate governance and nominating committee. Each of the committees of the board of directors has the composition and responsibilities described below.

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 22, 2022.

Board Diversity Matrix (As of April 22, 2022)
Country of Principal Executive Offices:		P.R. China
Foreign Private Issuer:		Yes
Disclosure Prohibited Under Home Country Law:		No
Total Number of Directors		5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			1
LGBTQ+			0
Did Not Disclose Demographic Background			0

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

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●	make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans taking into account the results of the most recent rules to provide the shareholders with an advisory vote on executive compensation, generally known as “Say on Pay Votes” (Section 951 in The Dodd-Frank Wall Street Reform and Consumer Protection Act), if any;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company; and

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors.

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

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating Committee shall:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend to the board of directors director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that William Morris, Haitao Wang, Y. Tristan Kuo are “independent directors” as defined by NASDAQ.

6.D. Employees

As of December 31, 2021, we had a total of 242 employees. We had a total of 110 and 57 employees as of December 31, 2020 and 2019, respectively. The following table sets forth the breakdown of our employees as of December 31, 2021 by function:

Category	Number of Employees	Percentage of workforce
Management	35	14.46%
Fulfillment Center	137	56.61%
IT	7	2.89%
Finance and Accounting	25	10.33%
Investment	2	0.83%
Quality Control	4	1.65%
Customer Service	15	6.2%
Product Development	6	2.48%
Design	5	2.07%
HR	5	2.07%
Benefits	1	0.41%
Total	242	100%

As of December 31, 2021, 8 of our employees were based in Shanghai, where our principal executive offices are located, and 234 employees were located in Changshu City.

We understand that our success depends on our ability to attract, train and retain our employees. Therefore, as part of our human resources strategy, we offer employees competitive salaries, stock awards, performance-based cash bonuses and promotions, engagement activities, various welfare as well as other incentives. We design and provide training to our employees regularly in order to enhance their professional skills and foster their career development. We also recognize the importance of keeping our employees safe. In response to the COVID-19 pandemic, we implemented changes that we determined were in the best interest of our employees and have followed local government orders to prevent the spread of COVID-19.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 22, 2022 for:

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

The calculations in the table below are based on 26,163,465 ordinary shares issued and outstanding as of the date of April 22, 2022.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Jowell Global Ltd., 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082. Our telephone number at this address +86-21-5521-01874.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Zhiwei Xu (1)	5,461,380	20.9
Mei Cai (2)	38,200	*
Dan (Jessie) Zhao	35,000	*
Y. Tristan Kuo	3,500	*
William Morris	3,500	*
Haitao Wang	3,500	*
All directors and executive officers as a group (six individuals) 5% or Greater Shareholders:	5,545,080	21.2
Jowell Holdings Ltd. (1)	5,341,380	20.4

(1)	Including 120,000 shares owned by Zhiweu Xu directly and 5,341,380 shares owned by Jowell Holdings Ltd. Mr. Zhiwei Xu, Chairman of our Board and Chief Executive Officer of the Company, is the sole shareholder of Jowell Holdings Ltd. a British Virgin Islands company. The registered address of Jowell Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Mr. Zhiwei Xu also owns all 750,000 of the Company’s outstanding preferred shares, and each holder of one preferred share has the right to 2 votes at a meeting of the shareholders of the Company.

(2)	including 20,000 Restricted Stock Units that will vest in the next 60 days.

*	less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

Other Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Longrich Group and its subsidiaries	Controlled by Mr. Zhiwei Xu, the Chief Executive Officer (“CEO”), Chairman and a major shareholder of the Company	Purchase and operating leases
Longliqi International (NIG) Limited	Controlled by Mr. Zhiwei Xu, the CEO, Chairman and a major shareholder of the Company	Sales
Longrich Goalbridge Company Limited	Controlled by Mr. Zhiwei Xu, the CEO, Chairman and a major shareholder of the Company	Sales
Longrich America Int’l, Inc.	Controlled by Mr. Zhiwei Xu, the CEO, Chairman and a major shareholder of the Company	Sales
Longrich Bioscience (M) Berhad	Controlled by Mr. Zhiwei Xu, the CEO, Chairman and a major shareholder of the Company	Sales

Due to related parties:

The balance in due to related parties account amounted to $134,381 and $1,240,008 as of December 31, 2021 and 2020, respectively. These dues to related parties, subsidiaries of Longrich Group, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2021, the Company had eight leases from its related party, subsidiaries of Longrich Group, controlled by the Chairman and CEO of the Company, who also is a major shareholder of the Company. The Company is obligated to pay a quarterly based rent under these lease agreements. See Note 14 in our consolidated financial statement for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $73,876,430, $82,551,615 and $50,190,032 for the years ended December 31, 2021, 2020 and 2019, respectively.

Related party sales:

The Company made sales to related parties controlled by the Chairman, CEO, a major shareholder of the Company, in the amount of $1,521,566, $1,522,546 and $nil for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, the Company had accounts receivable of $480,111 and $682,315 related to these sales.

Long-term investment in a related party

On July 27, 2021, Shanghai Juhao, a variable interest entity of Jowell Global entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its shareholders identified on the signature pages thereto. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. Mr. Zhiwei Xu, the Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. Jiangsu Longrich Group Co., Ltd., the largest shareholder of Hongrun is also a related party of the Company. See Note 9 in our consolidated financial statement for further discussion.

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

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company limited by shares and our affairs are governed by our current memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

Our authorized share capital consists of: (i) 450,000,000 Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Preferred Shares, par value $0.0001 per share. As of April 22, 2022, 26,163,465 Ordinary Shares and 750,000 Preferred Shares are issued and outstanding.

We incorporate by reference into this annual report our second amended and restated memorandum and articles of association, which was filed as Exhibits 3.2 and 3.3 to our registration statement on Form F-1 (File Number 333-250889) initially filed with the Securities and Exchange Commission on November 23, 2020, as amended and declared effective on March 16, 2021. Our shareholders adopted our second amended and restated memorandum and articles of association by way of a special resolution on July 1, 2020.

Our registered office in the Cayman Islands is located at P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

According to clause 3 of our second amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other Law of the Cayman Islands.

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

Inspection of Books and Records

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges, and copies of any special resolutions passed by our shareholders). However, we will provide our shareholders with annual audited financial statements.

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

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders”.

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated variable interest entity, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-250889) in relation to the initial public offering of 3,714,286 ordinary shares of the Company. Our initial public offering closed on March 19, 2021. Network1 Financial Securities, Inc. was the representative of the underwriters for our initial public offering. Counting in the ordinary shares sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 4,271,429 ordinary shares and received net proceeds of approximately US$25.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on March 16, 2021. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$4.2 million, which included approximately US$2.1 million in underwriting discounts and commissions for the initial public offering and approximately US$1.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

As of the date of this annual report, we have used some of net proceeds received from our initial public offering, including approximately $2.3 million to upgrade our online platform and its infrastructure construction with new technologies, approximately $4.7 million to invest in Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. for loan support to future owners of Juhao Best Choice Stores and approximately $6.2 million for the purchase of inventory, marketing expenses and payment of insurance fees. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses described below, as of December 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Our conclusion is based on the fact that we do not have sufficient in-house personnel in our accounting department with sufficient knowledge of the US GAAP and SEC reporting rules. Our management is currently in the process of evaluating the steps necessary to remediate the ineffectiveness, such as (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

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

	Year Ended December 31, 2021	Year Ended December 31, 2020
Audit fees(1)	$280,000	$260,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	9,200	-
TOTAL	$289,200	$260,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).
(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-30.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.2*	Description of Securities
4.1	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.2	Exclusive Business Cooperation and Management Agreement, by and among Shanghai Jowell Technology Co., Ltd., Shanghai Juhao Information Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.3	Equity Interest Pledge Agreement, by and among Shanghai Jowell Technology Co., Ltd., Zhiwei Xu,Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.4	Exclusive Option Agreement, by and among Jowell Technology Limited, Shanghai Jowell Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.5	Power of Attorney by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.6	Confirmation Letter by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.7	Power of Attorney by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.8	Confirmation Letter by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.9	Spousal Consent Letter by the spouse of Mr. Zhiwei Xu dated November 1, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.10	Power of Attorney by Ruixia Yang, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)

4.11	Spousal Consent Letter by the spouse of Ruixia Yang dated October 10, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.12	Form of LHH (Love Home Health) Franchise Store Contract (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.13	Form of Juhao Mall Marketplace and Service Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.14	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Jiangsu Longrich Bioscience Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.15	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Karlie Cosmetics Manufacturing Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.16	Employment Agreement by and between Zhiwei Xu and the Company dated July 1, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.17	Employment Agreement by and between Mei Cai and the Company dated November 15, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.18	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.19	Director Agreement by and between the Company and Y. Tristan Kuo (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.20	Director Agreement by and between the Company and Haitao Wang (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.21	Director Agreement by and between the Company and William Morris (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.22	Employment Agreement by and between Zhiwei Xu and the Company dated July 1, 2021 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 6, 2021)
4.23	Capital Increase Agreement by and among Shanghai Juhao Information Technology Co., Ltd., Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. and its shareholders dated July 27, 2021 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 29, 2021)
4.24	Jowell Global Ltd. 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on August 9, 2021)
4.25	Employment Agreement by and between Mei Cai and the Company dated on November 26, 2021 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on November 30, 2021)
4.26	Warehouse Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.27	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.28	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.29	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.30*	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated May 1, 2021

4.31*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on September 1, 2021.
4.32*	Warehouse Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. dated January 1, 2022
4.33*	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated January 1, 2022
4.34*	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on January 1, 2022
4.35*	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on January 1, 2022
4.36*	Form of Unrestricted Stock Award Agreement
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yiyou Tianyuan Law Firm
15.2*	Consent of Friedman LLP
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jowell Global Ltd.

/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Date: April 25, 2022

JOWELL GLOBAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JOWELL GLOBAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Jowell Global Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jowell Global Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

April 25, 2022

JOWELL GLOBAL LTD

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
ASSETS
Current Assets:
Cash	$18,249,737	$18,244,055
Restricted cash	2,999,990	-
Accounts receivable	4,966,226	306,450
Accounts receivable - related parties	480,111	682,315
Advance to suppliers	5,211,542	2,125,548
Advance to suppliers - related parties	-	583,387
Inventories, net	12,316,766	7,398,248
Deferred offering costs	-	420,968
Prepaid expenses and other current assets	2,082,409	253,673
Total current assets	46,306,781	30,014,644

Long-term investment	4,861,824	-
Property and equipment, net	524,428	12,794
Intangible assets, net	386,510	34,933
Right of use lease assets, net	5,284,379	3,674,255
Other non-current asset	1,090,471	121,848
Deferred tax assets	273,525	6,380
Total Assets	$58,727,918	$33,864,854

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	$2,672,366	$-
Accounts payable	5,054,867	5,688,809
Accounts payable - related parties	2,333,455	-
Trade notes payable	-	580,896
Deferred revenue	2,060,872	1,701,321
Deferred revenue - related parties	93,170	-
Current portion of operating lease liabilities	1,317,006	721,003
Accrued expenses and other liabilities	1,341,690	1,209,105
Due to related parties	134,381	1,240,008
Taxes payable	43,019	1,011,775
Total current liabilities	15,050,826	12,152,917

Non-current portion of operating lease liabilities	3,993,641	2,967,193
Total liabilities	19,044,467	15,120,110

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0001 par value, 450,000,000 shares authorized, 25,677,965 and 21,149,425 issued and outstanding at December 31, 2021 and 2020, respectively	2,568	2,115
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at December 31, 2021 and 2020, respectively	75	75
Additional paid-in capital	40,827,231	14,171,120
Statutory reserves	394,541	394,541
Retained earnings (Accumulated deficit)	(3,036,045)	3,353,031
Accumulated other comprehensive income	1,495,081	823,862
Total Stockholders’ Equity	39,683,451	18,744,744
Total Liabilities and Stockholders’ Equity	$58,727,918	$33,864,854

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2021	2020	2019
Net Revenues
Revenues - third party	$169,390,433	$95,356,627	$61,775,903
Revenues - related party	1,521,566	1,522,546	-
Total Net Revenues	170,911,999	96,879,173	61,775,903

Operating Expenses:
Cost of revenues	(159,259,496)	(86,404,697)	(56,080,927)
Fulfillment expenses	(3,757,991)	(2,269,768)	(2,122,041)
Marketing expenses	(9,380,401)	(1,027,895)	(722,655)
General and administrative expenses	(5,506,614)	(2,063,997)	(1,145,828)
Total operating expenses	(177,904,502)	(91,766,357)	(60,071,451)

Income (Loss) From Operations	(6,992,503)	5,112,816	1,704,452

Other Income (Expenses), net
Interest expense	(92,257)	-	-
Investment income	301,778	-	-
Government subsidy income	318,783	-	-
Other income (expense), net	(115,393)	6,106	1,266
Other Income, net	412,911	6,106	1,266

Income (Loss) Before Income Taxes	(6,579,592)	5,118,922	1,705,718

Provision (Benefit) for Income Taxes	(190,516)	1,532,230	427,359

Net Income (loss)	$(6,389,076)	$3,586,692	$1,278,359

Earnings Per share – Basic and Diluted	$(0.26)	$0.18	$0.06

Weighted Average Shares Outstanding – Basic and diluted	24,562,248	20,222,976	20,000,000

Net Income (loss)	$(6,389,076)	$3,586,692	$1,278,359

Other Comprehensive income, net of tax
Foreign currency translation gain	671,219	783,406	2,437

Comprehensive Income (Loss)	$(5,717,857)	$4,370,098	$1,280,796

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Common Stock		Preferred Stock		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Reserves	deficit)	Income	Total
Balance at January 1, 2019	20,000,000	$2,000	750,000	$75	$1,897,765	$65,142	$368,460	$38,019	$2,371,461

Capital contribution	-	-	-	-	2,273,470	-	-	-	2,273,470
Net income for the year	-	-	-	-	-	-	1,278,359	-	1,278,359
Dividend paid	-	-	-	-	-	-	(1,551,081)	-	(1,551,081)
Contribution made to statutory reserve	-	-	-	-	-	29,695	(29,695)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	2,437	2,437

Balance at December 31, 2019	20,000,000	$2,000	750,000	$75	$4,171,235	$94,837	$66,043	$40,456	$4,374,646

Issuance of Ordinary Shares	1,149,425	115	-	-	9,999,885	-	-	-	10,000,000
Net income for the year	-	-	-	-	-	-	3,586,692	-	3,586,692
Contribution made to statutory reserve	-	-	-	-	-	299,704	(299,704)	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	783,406	783,406

Balance at December 31, 2020	21,149,425	$2,115	750,000	$75	$14,171,120	$394,541	$3,353,031	$823,862	$18,744,744

Issuance of Ordinary Shares, net of offering expenses	4,271,429	427	-	-	25,684,937	-	-	-	25,685,364
Share-based compensation	120,000	12	-	-	971,188	-	-	-	971,200
Exercise of warrants	137,111	14	-	-	(14)	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(6,389,076)	-	(6,389,076)
Foreign currency translation gain	-	-	-	-	-	-	-	671,219	671,219

Balance at December 31, 2021	25,677,965	$2,568	750,000	$75	$40,827,231	$394,541	$(3,036,045)	$1,495,081	$39,683,451

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net income (loss)	$(6,389,076)	$3,586,692	$1,278,359
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	185,484	25,926	19,004
Income from long-term investment	(143,849)	-	-
Allowance for doubtful accounts	451,127	-	-
Amortization of operating lease right-of-use assets	880,551	156,543	-
Inventory reserve	329,639	24,172	-
Deferred income taxes	(263,249)	(6,044)	-
Share-based compensation	971,200	-	-
Changes in operating assets and liabilities:
Accounts receivables	-
Accounts receivables	(4,688,990)	(289,767)	-
Accounts receivable - related Parties	217,500	(646,285)	-
Inventories	(4,983,104)	(4,518,720)	(26,295)
Advance to suppliers	(3,335,276)	(1,861,778)	(44,747)
Advance to suppliers - related parties	590,738	7,583,425	(4,136,542)
Prepaid expenses and other current assets	(1,375,344)	218,550	(15,894)
Accounts payables	(776,146)	2,445,100	1,244,593
Accounts payables - related parties	2,234,057	-	-
Trade notes payable	(588,215)	550,221	-
Deferred revenue	401,233	(396,109)	614,316
Operating lease liabilities	(868,766)	(143,339)	-
Taxes payable	(982,105)	830,726	(201,521)
Accrued expenses and other liabilities	98,632	(669,939)	412,395
Net cash provided by (used in) operating activities	(18,033,959)	6,889,374	(856,332)

Cash flows from investing activities:
Long-term investment	(4,650,150)	-	-
Advance for purchase of fixed assets	(951,874)	(115,414)	-
Purchase of intangible assets	(426,370)	-	(39,951)
Purchase of equipment	(609,014)	(1,332)	(6,184)
Net cash used in investing activities	(6,637,408)	(116,746)	(46,135)

Cash flows from financing activities:
Issuance of Ordinary Shares	-	10,000,000	-
Deferred offering costs	-	(379,961)	-
Net proceeds from the Initial Public Offering	25,685,364	-	-
Proceeds from short-term loans	2,635,085	-	-
Capital injection	-	-	2,273,470
Dividend paid	-	-	(1,551,081)
Repayment of related party loans	(1,108,311)	1,174,546	(85,687)
Net cash provided by financing activities	27,212,138	10,794,585	636,702

Effect of exchange rate changes on cash and restricted cash	464,900	665,331	49,507

Net increase in cash and restricted cash	3,005,672	18,232,544	(216,258)
Cash and restricted cash, beginning of year	18,244,055	11,511	227,769
Cash and restricted cash, end of year	$21,249,727	$18,244,055	$11,511

Supplemental disclosure information:
Cash paid for income tax	$988,445	$839,325	$573,448
Cash paid for interest	$92,257	$-	$-

Supplemental non-cash activities:
Cash paid in prior year for purchase of fixed assets	$123,384	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$2,370,655	$3,480,231	$-

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Jowell Global Ltd. (“Jowell Global” or the “Company”) is a limited liability company established under the laws of the Cayman Islands on August 16, 2019 as a holding company. The Company, through its consolidated Variable Interest Entity (“VIE”), sells and distributes health and nutritional supplements, cosmetic products and certain household products sourced from manufacturers and distributors on its e-commerce platform and mobile applications, , and offers an online marketplace that also enables third-party sellers to sell their products to the Company’s online consumers.

A reorganization of the Company’s legal structure (“Reorganization”) was completed on November 1, 2019. The Reorganization involved the incorporation of Jowell Global, a Cayman Islands holding company, the incorporation of Jowell Technology Limited (“Jowell Tech”), a Hong Kong holding company; the incorporation of Shanghai Jowell Technology Co., Ltd. (“Shanghai Jowell”), a wholly foreign-owned entity (“WFOE”) of Jowell Tech under the laws of the People’s Republic of China (“China” or the “PRC”).

On October 31, 2019 and November 1, 2019, Shanghai Jowell entered into a series of VIE Agreements with Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) and its shareholders, as amended on October 10, 2020. These agreements include: 1) an Exclusive Business Cooperation and Management Agreement; 2) an Equity Interest Pledge Agreement, 3) an Exclusive Option Agreement; 4) Powers of Attorney and 5) Spousal Consent Letters. Pursuant to these agreements, Shanghai Jowell has the exclusive rights to provide consulting services to Shanghai Juhao related to the business operation and management of Shanghai Juhao. For such services, Shanghai Juhao agrees to pay service fees equal to all of its net profit after tax payments to Shanghai Jowell. At the same time Shanghai Jowell has obligation to absorb all of the Shanghai Juhao’s losses. Such contractual arrangements are designed so that the operations of Shanghai Juhao are solely for the benefit of Shanghai Jowell and ultimately, the Company. The agreements remain in effect until and unless all parties agree to its termination, except the Exclusive Option Agreement that the effective term of 10 years and can be renewed for an additional 10 years. Until such termination, Shanghai Juhao may not enter into another agreement for the provision of management consulting services without the prior consent of Shanghai Jowell. In essence, Shanghai Jowell has gained control over Shanghai Juhao. Therefore, Shanghai Juhao is considered a Variable Interest Entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Shanghai Juhao no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai Jowell, is the primary beneficiary of Shanghai Juhao. Accordingly, Shanghai Juhao has been consolidated (See Note 2 – Consolidation of Variable Interest Entity).

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

Upon the reorganization, the Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong . Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao and its subsidiaries	July 31, 2012	Shanghai, China	N/A (VIE)	Online Retail

Shanghai Juhao has seven wholly owned Juhao Best Choice Stores, located in the cities of Suzhou, Changshu and Wuhu, and twenty-eight wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Changshu, Nantong, Shanghai, Guangzhou and Hangzhou.

Initial Public Offering

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 – Summary of significant accounting policies

Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements include the accounts of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries. All intercompany transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Consolidation of Variable Interest Entity and its subsidiaries

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

Accordingly, the accounts of the Shanghai Juhao are consolidated into the Company’s financial statements pursuant to ASC 810-10, “Consolidation”. In addition, their financial positions and results of operations are included in the Company’s financial statements. The carrying amount of this VIE’s assets and liabilities are as follows:

	December 31, 2021	December 31, 2020
Current assets	$42,129,500	$25,120,401
Total non-current assets	$12,421,137	$3,850,210
Total assets	$54,550,637	$28,970,611
Total current liabilities	$50,217,271	$10,968,645
Total non-current liabilities	$3,993,641	$2,967,193

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	For the years ended December 31,
	2021	2020	2019
Revenue	$170,911,999	$96,879,173	$61,775,903
Operating expenses	$174,364,008	$90,776,328	$60,071,451
Net income (loss)	$(2,850,415)	$4,576,721	$1,278,359

	For the years ended December 31,
	2021	2020	2019
Net cash provided by (used in) operating activities	$(14,394,918)	$7,329,182	$(856,332)
Net cash used in investing activities	$(1,987,258)	$(116,746)	$(46,135)
Net cash provided by financing activities	$20,555,262	$5,752,534	$636,702
Net increase (decrease) in cash	$4,575,593	$13,630,301	$(216,258)

Risks associated with the VIE structure

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

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE. The Company, Jowell Tech, and Shanghai Jowell are essentially holding companies and do not have active operations as of December 31, 2021 and 2020. The Company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, the useful lives of property and equipment, allowance for doubtful accounts and advance to suppliers, valuation of inventories, impairment of long-lived assets, and assumptions related to the consolidation of entity in which the Company holds variable interests. Actual results could differ from those estimates.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. As of December 31, 2021 and 2020, the Company had no cash equivalents.

Restricted cash

Restricted cash represents required cash deposit as a part of collateral for the bank loan (see Note 10). The Company earns interest at a variable rate per month on this deposit. As of December 31, 2021 and 2020, the Company had restricted cash of $2,999,990 and $nil, respectively.

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer payment history, customer’s current credit-worthiness, and current economic trends. Accounts are written off against the allowance after efforts at collection prove unsuccessful.

Inventories, net

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased, and has sole discretion in establishing prices for the goods to be sold. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Income (Loss).

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

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Electronic equipment	5 years
Office furniture	5 years
Leasehold improvement	5 years
Vehicles	4 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

The cost and related accumulated depreciation of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss).

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets, net

Intangible assets consist primarily of customized software systems purchased from third party vendors, used for accounting and business operation. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated useful economic life of 3 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2021 and 2020.

Long-term investment

The Company accounts for investment in equity investee over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investee over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investee is evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near-term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Fair value of financial instruments

ASC 820 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, short-term loan, due to related parties, accounts payable, trade notes payable, deferred revenue, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period for the entire award.

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

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. See Note 14 for further discussion.

Revenue recognition

The Company through its e-commerce platform mainly www.1juhao.com and mobile applications, engages primarily in online sale of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China, and also offers an online marketplace that enables third-party sellers to sell their products to the Company’s consumers. Customers place their orders for products or services online primarily through the Company’s websites and mobile applications. Payment for the purchased products or services is generally made either before delivery or upon delivery.

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

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Company reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Company generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of December 31, 2021 and 2020, no return allowances were recorded.

The Company primarily sells cosmetic products, health and nutritional supplements and household products through online direct sales. The Company recognizes product revenues from the online direct sales on a gross basis as the Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for fulfilling the promise to provide the product and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company has discretion in establishing the prices and control over the entire transaction. For the years ended December 31, 2021, 2020 and 2019, approximately $nil, $21.3 million and $50.19 million cost of products were purchased, packed and delivered by the Company at the warehouse of a subsidiary of Jiangsu Longrich Group Co., Ltd (“Longrich Group”), a supplier controlled by the CEO of the Company, which generated approximately $nil, $23.4 million and $54.39 million revenues, respectively.

Other than revenue from online direct sales, the Company also earns service fees charged to third-party sellers for participating in the Company’s online marketplace, where the Company generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers. During the years ended December 31, 2021, 2020 and 2019, revenue from service fees were $23,782, $72,664 and $nil, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in deferred revenue in the Company’s Consolidated Balance Sheets. As of December 31, 2021 and 2020, the Company had total deferred revenue of $2,154,042 and $1,701,321, respectively, which mainly represent the proceeds received for orders placed at end of each period, while the deliveries were accomplished at the beginning of the next periods, when they were recognized as revenue.

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

Fulfillment expenses

Fulfillment expenses consist primarily of expenses charged by third-party couriers for dispatching and delivering the Company’s products and rental expenses of leased warehouses. Shipping cost included in fulfillment costs amounted to $2,404,268, $2,201,457 and $2,107,761 for the years ended December 31, 2021, 2020 and 2019, respectively.

Marketing expenses

Marketing costs primarily consist of targeted online advertising, payroll and related expenses for personnel engaged in marketing and selling activities. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

Advertising costs, which consist primarily of online advertising and outdoor advertising, are expensed as incurred, Advertising cost included in marketing expense amounted to $3,285,558, $131,419 and $81,652 for the years ended December 31, 2021, 2020 and 2019, respectively.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2021 and 2020. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company doesn’t believe that there was any uncertain tax positions as of December 31, 2021 and 2020, respectively.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2021 and 2020. As of December 31, 2021, the tax years ended December 31, 2017 through December 31, 2021 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The applicable VAT rate was 13% or 9% (depending on the type of goods involved) for products sold in the PRC. The VAT may be offset by VAT paid by the Company on acquiring its inventories or receiving services from suppliers. The Company recorded a VAT payable or recoverable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries and VIE in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2021, 2020 and 2019, the Company had no potential common shares outstanding that could potentially dilute EPS in the future.

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

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations

For the year ended December 31, 2021, one customer accounted for approximately 15.8% of the Company’s total sales. For the year ended December 31, 2020, two customers accounted for approximately 18.6% and 10.6% of the Company’s total sales. For the year ended December 31, 2019, two customers accounted for approximately 14.0% and 10.4% of the Company’s total sales.

For the year ended December 31, 2021, two major suppliers, a related party and a third party, accounted for approximately 45% and 24% of the total purchases, respectively. For the year ended December 31, 2020, one major supplier, a related party, accounted for approximately 87% of the total purchases. For the year ended December 31, 2019, the same related party supplier, accounted for approximately 90% of the total purchases. See Note 11 to the consolidated financial statements for additional information on related parities transactions.

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

As of December 31, 2021 and 2020, $18,237,655 and $13,641,812 of the Company’s cash was on deposit at financial institutions in the PRC. In PRC, a company’s deposits at one bank are insured for a maximum of RMB500,000 in the event of bank failure. In Hong Kong and Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance.

The Company does not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government has imposed various strict measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. However, due to the recent outbreak of Omicron variant in many cities in China, including Xi’an, Hong Kong, Shanghai, Guangzhou and Suzhou, local governments have imposed new restrictions and quarantine requirements with travel restrictions and temporary closure of office buildings and facilities, and the employees at our Shanghai office have been working from home since March 30, 2022.

As an online retailer and retail platform and because the COVID-19 is generally considered under control in China, the Company’s operations in 2021 were not significantly negatively impacted by the pandemic. However, it is not possible to determine the impact of the COVID-19 pandemic on the Company’s business operations and financial results for 2022, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 and new variants such as Omicron variant, efficacy and distribution of COVID-19 vaccines, and the actions taken by government authorities and other entities in China and elsewhere to contain COVID-19 and its new variants.

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

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The exchange rates in effect as of December 31, 2021 and 2020 were RMB1 for $0.1572 and $0.1531, respectively. The average exchange rates for the years ended December 31, 2021, 2020 and 2019 were RMB1 for $0.1550, $0.1450 and $0.1447, respectively.

Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. This ASU is effective for annual and interim periods beginning after December 15, 2019 for issuers and December 15, 2020 for non-issuers. Early adoption is permitted for all entities for annual periods beginning after December 15, 2018, and interim periods therein. In May 2019, the FASB issued ASU 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief. This update adds optional transition relief for entities to elect the fair value option for certain financial assets previously measured at amortized cost basis to increase comparability of similar financial assets. The updates should be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified retrospective approach). In November 19, 2019, the FASB issued ASU 2019-10 to amend the effective date for ASU 2016-13 to be fiscal years beginning after December 15, 2022 and interim periods therein. The Company adopted this ASU on January 1, 2021 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740, and also improves consistent application of and simplify U.S. GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company adopted this ASU on January 1, 2021 and the adoption did not have a material impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

Note 3 – Liquidity

For the year ended December 31, 2021, the Company reported a net loss of approximately $6.4 million and negative operating cash flows of approximately $18.0 million, which were primarily due to the Company’s vigorously implementing its business strategy to drive more traffic to its online platform and attract more users and distributors.

On March 19, 2021, the Company closed its initial public offering, raising net proceeds of approximately $25.7 million. The Company used part of the proceeds to expand its business and execute its growth strategy by increasing marketing and promotion, optimizing the platform, enriching product selections and increasing cooperation with leading brands at home and abroad, which has brought more traffic to the online platform and attracted more users and distributors. As a result, the Company’s revenue increased by approximately $74.0 million in 2021 from 2020, cost of sales increased by approximately $72.9 million in 2021 from 2020, and approximately $8.4 million more were spent on marketing in 2021 when compared to 2020. The growth in business also resulted in an increase of $4.9 million in inventory and an increase of $2.5 million in prepayment for products purchased by the end of 2021, as well as an increase of $4.5 million in outstanding balance of accounts receivable, which was mainly due to significant increase in sales to local distributors and wholesalers which were provided with certain credit terms based on management’s assessment on their creditworthiness. All these were the main reasons for the net loss and cash outflow of the Company in 2021.

Presently, the Company’s principal sources of liquidity are from its operations, proceeds from its initial public offering and private placement, and the bank loan. As of December 31, 2021, the Company had cash and restricted cash of approximately $21.2 million and working capital of $31.3 million. $18.2 million of the cash were held by the VIE with banks and financial institutions inside China as the Company conducted its operations primarily through its consolidated VIE in China. With the uncertainty of the current market and the impact of the COVID-19 pandemic, the management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of March 31, 2022, approximately $3.9 million, or 70%, of its accounts receivable balance as of December 31, 2021 were collected, and approximately $2.7 million or 49% of its advances to supplier balance as of December 31, 2021 were utilized.

As of December 31, 2021, the Company also had short-term bank loan of approximately $2.7 million borrowed from a PRC bank, which has been subsequently renewed to March 2023. Management expects that it would be able to renew its existing bank loan upon maturity based on past experience.

Based on its current operating plan, management believes that the above-mentioned measures, including cash and restricted cash on hand of approximately $21.2 million and bank borrowing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s consolidated financial statements are issued.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2021	December 31, 2020
Trade accounts receivable from third parties	$5,070,031	$306,450
Trade accounts receivable from related parties	480,111	682,315
Subtotal	5,550,142	988,765
Less: allowance for doubtful accounts	(103,805)	-
Accounts receivable, net	$5,446,337	$988,765

Approximately 70% of the accounts receivable balance as of December 31, 2021 have been subsequently collected by March 31, 2022. The remaining balance is expected to be collected by the end of May 2022.

Note 5 – Inventories, net

Inventory consisted of the following:

	December 31, 2021	December 31, 2020
Goods in transit	$601,689	$542,331
Finished goods	12,075,587	6,881,437
Subtotal	12,677,276	7,423,768
Less: inventory reserve	(360,510)	(25,520)
Inventories, net	$12,316,766	$7,398,248

Note 6 – Advance to suppliers, net

The Company makes periodic advances to its suppliers, including its related party, Jiangsu Longrich Group Co., Ltd and its subsidiaries (“Longrich Group”), controlled by the Chairman and CEO of the Company, for product purchases in the normal course of business. Advances to suppliers consisted of the following:

	December 31, 2021	December 31, 2020
Advances for products purchasing from third parties	$5,565,247	$2,125,548
Advances for products purchasing from Longrich Group	-	583,387
Subtotal	5,565,247	2,708,935
Less: allowance for doubtful accounts	(353,705)	-
Total	$5,211,542	$2,708,935

Approximately 49% of the advance to suppliers balance as of December 31, 2021 have been subsequently utilized by March 31, 2022. The remaining balance is expected to be collected or utilized by the end of June 2022.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Property and equipment, net

Property, plant and equipment, net, consisted of the following:

	December 31, 2021	December 31, 2020
Electronic equipment	$335,788	$53,473
Vehicles	149,442	-
Leasehold improvement	83,079	-
Office furniture	26,563	2,589
Subtotal	594,872	56,062
Construction in progress	80,330	-
Less: accumulated depreciation	(150,774)	(43,268)
Property and equipment, net	$524,428	$12,794

Depreciation expense was $104,858, $4,687 and $1,980 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 8 – Intangible assets, net

Intangible assets, net consisted of the following:

	December 31, 2021	December 31, 2020
Software	$513,946	$79,406
Less: accumulated amortization	(127,436)	(44,473)
Intangible assets, net	$386,510	$34,933

Amortization expense was $80,626, $21,239 and $17,024 for the years ended December 31, 2021, 2020 and 2019, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2022	151,055
2023	142,363
2024	93,092
Total	$386,510

During the fiscal year 2021, the Company entered into two contracts with a third party for the development of enterprise resource planning (“ERP”) system and a new-retail cloud platform, with total budget of approximately $1.5 million. As of December 31, 2021, the Company has made total payment of approximately $1.1 million in connection with these two projects, which are recorded as other non-current asset as of December 31, 2021. Subsequently, the ERP system has been completed and transferred to intangible assets in March 2022, and the new-retail cloud platform is expected to be completed by the end of 2022.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 – Long-term investment

On July 27, 2021, Shanghai Juhao, a variable interest entity of Jowell Global entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its shareholders identified on the signature pages thereto (the “Existing Shareholders”). Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. After the investment, Hongrun had 9 shareholders, including Jiangsu Longrich Group Co., Ltd., the largest shareholder with 29.17% equity interest of Hongrun, which is also a related party of the Company (see Note 13 related party transactions). Other 7 shareholders are unrelated parties accounting for 51.87% equity interest in Hongrun. Mr. Zhiwei Xu, the Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. According to the Article of Association of Hongrun, the Board of Directors of Hongrun has 5 members, among whom Mr. Zhiwei Xu and another Director are from Longrich Group, accounting for 40% voting rights of the Board. Accordingly, Longrich Group and the Company in aggregate cannot exercise control but has significant influence over Hongrun. Accordingly, Shanghai Juhao has been accounting for the investment under equity method. Hongrun and Existing Shareholders agreed the Investment only be used for making loans to future owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are the community group-buying franchise stores launched by Shanghai Juhao in April 2021. For the year ended December 31, 2021, the Company generated $143,849 investment income from Hongrun based on Hongrun’s financial performance and operation results and did not recognize any impairment losses for the long-term investment.

Note 10 – Short-term Bank Loan

On March 19, 2021, Shanghai Juhao entered into a loan agreement with Shanghai Bank to borrow RMB 17 million for working capital needs. Interest of the loan is 4.6% per annum. The loan is guaranteed by Jowell Tech, who signed a maximum pledge agreement with Shanghai Bank and agreed to pledge its deposit of $2.999 million as collaterals to secure RMB 17 million loans so that the Shanghai Juhao may borrow from Shanghai Bank during the period of March 19, 2021 to March 18, 2022. As of December 31, 2021, the outstanding balance was RMB 17,000,000 (equivalent of $2,672,366 as of December 31, 2021). In March 2022, Shanghai Juhao renewed this loan with Shanghai Bank with the same interest rate and a new maturity date of March 21, 2023. The pledge agreement was also renewed by Jowell Tech with Shanghai Bank on the same date.

Note 11 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2021	December 31, 2020
Customer security deposits (a)	$889,199	$1,189,095
Payroll payable	404,928	-
Other payables	47,563	20,010
Total	$1,341,690	$1,209,105

a.	A majority of customer security deposits are from distributors who make bulk purchases from the Company. The Company offers these customers favorable pricing, but requires each of these customers to maintain a certain amount of security deposit to be a sales distributor. The deposits are interest-free and shall be returned to those customers when customers terminate their distribution relationship with the Company.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 – Equity

Common Stock

Jowell Global is established under the laws of the Cayman Islands on August 16, 2019 with 450,000,000 authorized Ordinary Shares and 50,000,000 authorized Preferred Shares. The Company initially had a total of 60,000,000 of its Ordinary Shares issued and outstanding. On October 21, 2020, the Company issued 3,448,274 Ordinary Shares to three investors in a private placement transaction for aggregated proceeds of $10,000,000. On November 6, 2020, the Company effected a reverse stock split of its Ordinary Shares at a ratio of 1-for-3 pursuant to which all existing shareholders of record on that date surrendered an aggregate of 42,298,849 Ordinary Shares, or 66.67% of the then outstanding Ordinary Shares to the Company for no consideration. The shares surrendered were subsequently cancelled (“Reverse Split”). The Company believes it is appropriate to reflect the reverse split of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

Initial Public Offering

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021.

Underwriters Warrants

In connection with the March 19, 2021 offering, the Company agreed to grant to the Underwriters Warrants (“UW Warrants”) covering a number of Ordinary Shares equal to 10% of the aggregate number of the Ordinary Shares sold in the offering including any shares sold upon exercise of the over-allotment option, totaling 427,143 warrants. The warrants carry a term of 5 years and the exercise price is $9.10. The UW Warrants were not exercisable for a period of 180 days after the effective date of the offering. On November 25, 2021, the warrants holders provided the Company with the notice of exercise and elected the cashless exercise of the UW Warrants, which resulted in an aggregate of 137,111 Ordinary Shares issued based on the 5 days average market price of $13.402 per share. As of December 31, 2021, no warrants were outstanding.

Preferred Stock

The Company has 50,000,000 authorized Preferred Shares and a total of 750,000 of its Preferred shares issued and outstanding, with a par value of US$0.0001. Each Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Stock issuance to management and an external party

On April 21, 2021, the Company granted 100,000 ordinary shares to a third-party consultant in exchange for services in connection with the Company’s internal control and management, budget management, accounting, procurement, assets and contract management, mergers and acquisitions strategy and due diligence, etc. with service period from April 21, 2021 to December 31, 2021. The fair value of $770,000 was based on the Company’s closing stock price $7.70 on April 21, 2021, which cost was amortized over the service period.

On September 21, 2021, the Company filed Form S-8 with SEC to register 4,000,000 ordinary shares under the Company’s 2021 Omnibus Equity Plan which was approved by the Board of the Company on August 2, 2021 and by the shareholders of the Company at annual shareholders meeting on September 10, 2021. On November 26, 2021, the Company authorized the grant of Restricted Stock Units (“RSU”) of 80,000 ordinary shares to the Company’s Chief Financial Officer under the Company’s 2021 Omnibus Equity Plan for service period from November 16, 2021 to November 15, 2022, of which 20,000 ordinary shares was vested immediately with the fair value of $201,200 based on the closing stock price $10.06 at November 26, 2021. The remaining RSU shall vest in accordance with twenty-five percent (25%) of the RSU on each of March 31, 2022, June 30, 2022 and September 30, 2022.

Share-based compensation expense amounted to $971,200, Nil and Nil for the years ended December 31, 2021, 2020 and 2019, respectively.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital, which is RMB 14 million (approximately $2 million) as of December 31, 2021. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2021 and 2020, the balance of statutory reserve was both $394,541.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

As aforementioned in Note 12, Statutory Reserve, under PRC law, the Company’s subsidiary and VIE located in the PRC (collectively referred as the “PRC entities”) are required to provide for certain statutory reserves. Appropriations to certain statutory reserves are made at the discretion of the Board of Directors. However, these reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. Therefore, these statutory reserves, along with the registered capital of the PRC entities are considered as restricted.

The restricted net assets that include paid in capital and statutory reserve funds amounted to $41,224,415 and $14,567,851 as of December 31, 2021 and 2020, respectively.

Note 13 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Longrich Group and its subsidiaries	Controlled by the Chief Executive Officer (“CEO”)	Purchase and operating leases
Longliqi International (NIG) Limited	Controlled by the Chief Executive Officer (“CEO”)	Sales
Longrich Goalbridge Company Limited	Controlled by the Chief Executive Officer (“CEO”)	Sales
Longrich America Int’l, Inc.	Controlled by the Chief Executive Officer (“CEO”)	Sales
Longrich Bioscience (M) Berhad	Controlled by the Chief Executive Officer (“CEO”)	Sales

Due to related parties:

The balance in due to related parties account amounted to $134,381 and $1,240,008 as of December 31, 2021 and 2020, respectively. These dues to related parties, subsidiaries of Longrich Group, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2021, the Company had eight leases from its related party, subsidiaries of Longrich Group, controlled by the Chairman and CEO of the Company, who also is a major shareholder of the Company. The Company is obligated to pay a quarter base rent under these lease agreements. See Note 14 for further discussion.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $73,876,430, $82,551,615 and $50,190,032 for the years ended December 31, 2021, 2020 and 2019, respectively.

Related party sales:

The Company made sales to related parties controlled by the Chairman, CEO, a major shareholder of the Company, in the amount of $1,521,566, $1,522,546 and $nil for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, the Company had accounts receivable of $480,111 and $682,315 related to these sales.

Long-term investment in a related party

On July 27, 2021, Shanghai Juhao, a variable interest entity of Jowell Global entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its shareholders identified on the signature pages thereto. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. Mr. Zhiwei Xu, the Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. Jiangsu Longrich Group Co., Ltd., the largest shareholder of Hongrun is also a related party of the Company. See Note 9 in for more details.

Note 14 – Leases

Leases from related parties

In April, 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 136 square meters to open Jowell Best Choice Store at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The rental payment related to this lease were $8,473 for the year ended December 31, 2021.

In April, 2021, the Company entered into another one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 1146 square meters for live stream base at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The rental payment related to this lease were $54,312 for the year ended December 31, 2021.

In August, 2021, the Company signed a three-year operating lease agreement with a subsidiary of Longrich Group to rent an office space with 3956 square meters for a Jowell Best Choice Store in Changsu City, Jiangsu Province. The lease term is from September 1, 2021 to August 31, 2024. The rental payments related to this lease were $53,144 for the year ended December 31, 2021.

In August, 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent an office space with 350 square meters in Chengdu, Sichuan. The lease term is from September 1, 2021 to August 31, 2022. The rental payment related to this lease were $6,200 for the year ended December 31, 2021.

The Company also entered into following four lease agreements with its related parties controlled by the Chairman, CEO and a major shareholder of the Company, to lease warehouse and office spaces. The Company intend to continue these leases for the next three years.

On December 31, 2020, January 1, 2020 and January 1, 2019, the Company entered into a one-year lease agreement with a subsidiary of Longrich Group to rent an office space of 700 square meters at Yangpu District, Shanghai, respectively. The rental payments related to these leases were $115,681, $95,913 and $91,188 for the year ended December 31, 2021, 2020 and 2019, respectively. The lease was renewed on January 1, 2022 for another one year term.

On January 1, 2020 and January 1, 2019, the Company entered into the second one-year operating lease agreement with a subsidiary of Longrich Group to rent a warehouse space with 500 square meters at Jiangsu Diye Industrial District. On December 31, 2020, the Company renewed this lease agreement for fiscal year 2021 and the leased space is increased to 6,440 square meters. The rental payments related to these leases were $324,296, $20,299 and $14,280 for the year ended December 31, 2021, 2020 and 2019, respectively. The lease was renewed on January 1, 2022 for another one year term.

On December 31, 2020, January 1, 2020 and January 1, 2019, the Company entered into the third one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 1,097 square meters at Longrich Industrial District, respectively. The rental payments related to this lease were $90,242, $83,505 and $83,361 for the year ended December 31, 2021, 2020 and 2019, respectively. The lease was renewed on January 1, 2022 for another one year term.

On January 1, 2020, the Company entered into the fourth one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 404 square meters in Changshu City, Jiangsu Province. On December 31, 2020, the Company renewed this lease agreement for fiscal year 2021 and the leased space is increased to 5,976 square meters. The rental payments related to this lease were $492,939 and $32,261 for the year ended December 31, 2021 and 2020, respectively. The lease was renewed on January 1, 2022 for another one year term.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Leases from third parties

In March 2021, the Company signed a ten-year operating lease agreement with an individual to lease an office space with 738.70 square meters in Hangzhou City, Zhejiang Province. The lease term is from May 20, 2021 to May 19, 2031. The rental payments related to this lease were $127,945 for the year ended December 31, 2021.

On June 15, 2021, the Company signed a three-year operating lease agreement with a third party to lease an office space with 395 square meters in Urumchi City, Xinjiang Province. The lease term is from June 15, 2021 to June 14, 2024. The rental payments related to this lease were $24,824 for the year ended December 31, 2021.

On May 28, 2021, the Company signed a two-year operating lease agreement with a third party to lease 273.59 square meters for office space in Tianjin City. The lease term is from August 1, 2021 to July 31, 2023. The rental payments related to this lease were $14,189 for the year ended December 31, 2021.

On June 20, 2021, the Company signed a three-year operating lease agreement with a third party to lease 169 square meters for a Jowell Best Choice Store in Suzhou City, Jiangsu Province. The lease term is from July 20, 2021 to July 19, 2024. The rental payments related to this lease were $10,772 for the year ended December 31, 2021.

In June, 2021, the Company signed a two-year operating lease agreement with a third party to lease 264.89 square meters for office space in Wuhan City, Hubei Province. The lease term is from June 20, 2021 to June 19, 2023. The rental payments related to this lease were $13,541 for the year ended December 31, 2021.

On November 20, 2021, the Company signed a two-year operating lease agreement with a third party to lease 230 square meters for office space in Guangzhou City, Guangdong Province. The lease term is from December 1, 2021 to November 30, 2023. The rental payments related to this lease were $3,654 for the year ended December 31, 2021.

On December 20, 2021, the Company signed a two-year operating lease agreement with a third party to lease 170.40 square meters for office space in Changchun City, Jilin Province. The lease term is from December 23, 2021 to December 22, 2023. The rental payments related to this lease were $445 for the year ended December 31, 2021.

Balance sheet information related to the operating lease is as follows:

	December 31, 2021	December 31, 2020
Operating lease assets:
Operating lease right of use asset – related party	$3,297,318	$3,674,255
Operating lease right of use asset – third party	1,987,061	-
Total operating lease assets	$5,284,379	$3,674,255

Operating lease obligations:
Operating lease liabilities – related party	3,451,864	3,688,196
Operating lease liabilities – third party	1,858,783	-
Total operating lease obligations	$5,310,647	$3,688,196

Current operating lease liabilities	1,317,006	721,003
Non-current operating lease liabilities	3,993,641	2,967,193
Total operating lease obligations	$5,310,647	$3,688,196

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

December 31, 2021
Weighted-average remaining lease term	4.84 years

Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2021:

12 months ending December 31,
2022	$1,532,876
2023	1,571,352
2024	1,508,798
2025	210,280
2026	210,280
Thereafter	905,259
Total lease payments	5,938,845
Less: imputed interest	(628,198)
Total lease liabilities	$5,310,647

Note 15 – Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Jowell Global is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Jowell Tech is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Jowell Tech is not subject to income tax for 2021, 2020 and 2019 because it had no activities within the three years.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. Each of Shanghai Jowell and Shanghai Juhao is subject to income tax at unified rate of 25%.

The provision (benefit) for income tax consists of the following:

	For the years ended December 31,
	2021	2020	2019
Current income tax provision	$72,733	$1,538,273	$427,359
Deferred income taxes benefit	(263,249)	(6,043)	-
Total	$(190,516)	$1,532,230	$427,359

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2021	2020	2019
China Statutory income tax rate	25.0%	25.0%	25.0%
Losses in tax-exempted non-PRC entities	(7.7)%	4.9%	-
Change of valuation allowance	(15.4)%	-	-
Non-deductible expenses-permanent difference	1.0%	-	0.1%
Effective tax rate	2.9%	29.9%	25.1%

Components of deferred tax assets was as follows:

	December 31,	December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforward	$959,537	$-
Inventory reserve	90,128	6,380
Allowance for doubtful accounts	114,377
Valuation allowance on net operating loss	(890,517)	-
Total	$273,525	$6,380

At December 31, 2021, the Company has provided full valuation allowance on deferred tax assets for net operating loss that the Company estimated unrealizable in the foreseeable future due to expected future operating loss in certain entities. As of December 31, 2021 and 2020, the valuation allowance was $890,517 and $nil, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Taxes Payable

The Company’s taxes payable consists of the following:

	December 31, 2021	December 31, 2020
VAT tax payable	$7,928	$83,153
Income tax payable	6,661	907,133
Other taxes payable	28,430	21,489
Total	$43,019	$1,011,775

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 – Segment reporting

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

The following table presents revenue by major merchandise categories for the years ended December 31, 2021, 2020 and 2019, respectively:

	For the years ended December 31,
	2021	2020	2019
Cosmetic products (a)	$78,840,654	$18,700,973	$18,470,489
Health and nutritional supplements (b)	56,104,342	52,372,561	22,672,288
Household products (c)	35,943,221	25,732,975	20,633,126
Others	23,782	72,664	-
Total	$170,911,999	$96,879,173	$61,775,903

(a)	Cosmetic products mainly include products of lotion, skin care, oral care, shampoo, soap and fragrance.
(b)	Health and nutritional supplements are health care supplements such as vitamins, edible fungus, functional capsules, etc.
(c)	Household Products are consumer products, which mainly includes functional shoes, smartphones, cooking pot and tampons.

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s merchandises are sold in PRC.

Note 17 – Subsequent events

On March 31, 2022, the Company issued 20,000 ordinary shares to the Company’s Chief Financial Officer for the RSU vested as discussed in Note 12, and on April 11, 2022, the Company granted 500,500 shares as stock awards to its employees, officers and directors under the Company’s 2021 Omnibus Equity Plan, which were vested immediately. The fair value of these ordinary shares was $1,080,035 based on the closing stock price $2.20 on March 31, 2022 and $2.07 on April 11, 2022.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Condensed financial information of the parent company

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

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statement except that the parent company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiaries. The parent company and its subsidiaries, and VIE were included in the consolidated financial statements where inter-company balances and transactions were eliminated upon consolidation. For purpose of the parent company’s stand-alone financial statements, its investments in subsidiaries and VIE were reported using the equity method of accounting. The parent company’s share of income from its subsidiaries and VIE were reported as share of income of subsidiaries, VIE and VIE subsidiaries in the accompanying parent company financial statements.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

As of December 31, 2021 and 2020, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Condensed financial information of the parent company (Continued)

JOWELL GLOBAL LTD.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2021	2020
ASSETS
Current assets:
Cash	$9,838	$4,602,243
Deferred offering costs	-	292,000
Prepaid expenses and other current assets	103,790	-
Other receivable – related party	4,221,549	-
Non-current assets
Investment in subsidiaries and VIE	35,584,716	15,034,773

Total assets	$39,919,893	$19,929,016

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Due to VIE	$236,442	-
Due to related parties	-	$1,184,272

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 par value, 450,000,000 shares authorized, 25,677,965 and 21,149,425 issued and outstanding at December 31, 2021 and 2020, respectively	2,568	2,115
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at December 31, 2021 and 2020	75	75
Additional paid-in capital	40,827,231	14,171,120
Statutory reserve	394,541	394,541
Retained earnings	(3,036,045)	3,353,031
Accumulated other comprehensive income	1,495,081	823,862
Total stockholders’ equity	39,683,451	18,744,744

Total liabilities and stockholders’ equity	$39,919,893	$19,929,016

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Condensed financial information of the parent company (Continued)

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2021	2020	2019
GENERAL AND ADMINISTRATIVE EXPENSES	$(1,937,800)	$(990,029)	$-
EQUITY IN EARNINGS (LOSS) OF SUBSIDIARIES AND VIE	(4,451,276)	4,576,721	1,278,359

NET INCOME (LOSS)	(6,389,076)	3,586,692	1,278,359
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	671,219	783,406	2,437
COMPREHENSIVE INCOME (LOSS)	$(5,717,857)	$4,370,098	$1,280,796

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 – Condensed financial information of the parent company (Continued)

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(6,389,076)	$3,586,692	$1,278,359
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	971,200	-	-
Prepaid expenses and other current assets	188,211	-	-
Equity in losses (earnings) of subsidiaries and VIE	4,451,276	(4,576,721)	(1,278,359)
Net cash used in operating activities	(778,389)	(990,029)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from subsidiaries and VIE	(3,993,808)	-	-
Investment in subsidiaries and VIE	(24,330,000)	-	-
Net cash used in investing activities	(28,323,808)	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering costs	-	(292,000)	-
Issuance of Ordinary Shares	-	4,700,000	-
Net proceeds from the Initial Public Offering	25,685,364	-	-
Repayment of related party loans	(1,175,572)	-	-
Proceeds from related party loans	-	1,184,272	-
Net cash provided by financing activities	24,509,792	5,592,272	-

CHANGES IN CASH	(4,592,405)	4,602,243	-

CASH, beginning of year	4,602,243	-	-

CASH, end of year	$9,838	$4,602,243	$-