Form 20-F
period 2022-12-31
Jowell Global Ltd.
filed 2023-05-15
CIK 1805594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 34,124,565 ordinary shares issued and outstanding, par value US$0.0001 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Unless indicated otherwise, references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only.

●	“EIT” are to PRC enterprise income tax;

●	“Jowell Global,” “we,” “us,” “our company,” and “our” are to Jowell Global Ltd., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

●	“Jowell Tech” or “Jowell HK” are to Jowell Technology Limited, which was incorporated under the laws of Hong Kong on June 24, 2019 and is a wholly owned subsidiary of Jowell Global;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0001 per share;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0001 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“Shanghai Jowell” and “WFOE” are to Shanghai Jowell Technology Co., Ltd. a wholly foreign-owned entity (“WFOE”) incorporated by Jowell Tech under the laws of the People’s Republic of China on October 15, 2019;

●	“Shanghai Juhao” are to Shanghai Juhao Information Technology Co., Ltd., incorporated on July 31, 2012 under the laws of the People’s Republic of China, which is our variable interest entity that carries out our main business operations in China;

●	“Shanghai Lianfu” are to Shanghai Lianfu Information Technology Co., Ltd., incorporated on April 13, 2023 under the laws of the People’s Republic of China, which is a wholly owned subsidiary of WFOE.

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“VIE” are to variable interest entity.

Our business is primarily conducted in China, an all of our revenues are received and denominated in RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2022, the exchange rate was RMB 1 to $0.1450 which is the intermediate exchange rate announced by the People’s Bank of China.

We completed an initial public offering of our ordinary shares at an initial offering price of US$7.00 per share on March 19, 2021. Our ordinary shares, par value US$0.0001 per share, are traded on the Nasdaq Capital Market under the symbol “JWEL”.

ii

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

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the online cosmetic products, health and nutritional products and other consumer products marketplace in China;

●	Inflation and fluctuations in interest rates;

●	our expectations as to increase of consumers and users of our platform;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with suppliers and logistic companies;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	impact of COVID-19 on our business and financial conditions.

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated VIE and Its Individual Shareholders in China

We are a Cayman Islands holding company without material operations and our business is conducted by our variable interest entity (“VIE”) in China and this structure involves unique risks to investors. We are not a Chinese operating company and that our business in China is conducted through contractual arrangements with the VIE. However, the VIE agreements have not been truly tested in the courts in China. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors— “If the Chinese government determines that the contractual arrangements through which we control the VIE do not comply with applicable regulations, our business could be adversely affected.” and “Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.”

There are legal and operational risks associated with being based in and having our operations in China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, or list and trade on a U.S. or other foreign exchange as the Company has listed on Nasdaq before these laws take effect and the data processing activities by the VIE do not affect national security; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. The Company’s auditor is headquartered in the U.S. and it is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection on a regular basis.

Permissions Required from the PRC Authorities for Our Operations

Shanghai Juhao is incorporated and operating in mainland China and they have received all required permissions from Chinese authorities to operate its current business in China, including Business License, EDI (Electronic Data Interchange) Certificate, Retail License for Alcoholic Products, Food Business License and International Trade Business Filing Form. Other than these permits, the VIE is not required to obtain permit and approval from Chinese authorities to operate our business. We, our subsidiaries, or VIE are not covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s business and operations. As the VIE operates an e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China and our products and services do not pose national security risks, based on the advice of our PRC counsel Jiangsu Yiyou Tianyuan Law Firm, we are not subject to the report requirement under Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration on December 28, 2021, which became effective on February 15, 2022.

As of the date of this report, we (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors except for the filing requirement under New Overseas Listing Rules, (2) are not subject to permission requirements from China Securities Regulatory Commission (the “CSRC”), Cyberspace Administration of China (“CAC”) or any other authority that is required to approve of the VIE’s operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we, WFOE, VIE or their subsidiaries, will be required to obtain permission from the PRC government to be listed on a U.S. exchange in the future, and even when such permission is obtained, whether it will be rescinded. If we, our subsidiaries, or the VIE do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

Dividend Distribution and Cash Transfer Between the Holding Company, Subsidiaries and VIE.

We, through the VIE, operates an e-commerce platform for cosmetics, health and nutritional supplements and household products e-commerce platform in China. The VIE also sells our products through authorized retail stores all across China. Operating under the brand name of “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products that they purchased through our online platform LHH Mall under their retailers’ accounts which provide them with major discounts. The VIE also sells products through its “Juhao Best Choice” community group-buying stores in China.

The VIE receives its revenue in RMB. Under our current corporate structure, to fund any cash and financing requirements we may have, the Company may rely on certain dividend payments from our WFOE in China. Our WFOE receives payments from VIE, pursuant to the VIE Agreements. WFOE may make distribution of such payments to Jowell HK as dividends.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE, its subsidiary and VIE in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiary.

As of the date of this report, neither WFOE, its subsidiary nor any of our subsidiary in Hong Kong has made any dividends or distributions to the Company, the Company has not made any dividends or distribution to its investors. We intend to keep any future earnings to re-invest in and finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. We currently do not have cash management policies and procedures in place that dictate how funds are transferred through our organization. Rather, the funds can be transferred in accordance with the applicable laws and regulations.

As of the date of this report, no dividends or distributions have been made between the holding company, its subsidiaries, and consolidated VIE, or to investors including the U.S. investors, except the VIE Shanghai Juhao made a cash dividend of $1.6 million to its shareholders in July 2019.

The holding company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE.

Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and VIE

Set forth below is selected consolidating statements of income and cash flows for the years ended December 31, 2022 and 2021 and selected balance sheet information as of December 31, 2022 and 2021 showing financial information for the Company (excluding the VIE), the VIE, eliminating entries and consolidated information.

FOR THE YEAR ENDED DEEMBER 31, 2022

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated
Cash	169,549	85,116	-		254,665	94,800	13,368,637	-		13,463,437	-		13,718,102
Restricted cash	-	3,000,000	-		3,000,000	-	-	-		-	-		3,000,000
Other receivable - intercompany	-	-	-		-	5,909,287	-	-		5,909,287	(5,909,287	)(d2)	-
Other receivable - VIE	3,155,488		-		3,155,488	32,395,859	-	(32,395,859	)(b)(d1)	-	(3,155,488	)(d3)	-
Total current assets	3,325,036	3,085,116	-		6,410,153	38,508,991	56,443,203	(32,395,859)		62,556,335	(9,064,775)		59,901,713
Investment in subsidiaries and VIE	40,048,067	23,714,507	(25,242,390	)(a)	38,520,184	-	-			-	(38,520,184	)(c)	-
Total Assets	43,373,104	26,799,623	(25,242,390)		44,930,337	38,508,991	67,743,976	(32,395,859)		73,857,108	(47,584,959)		71,202,486
Other payable - intercompany	-	1,557,233	-		1,557,233	-	39,914,638	(38,305,146	)(d1)	1,609,492	(3,166,725	)(c)(d3)	-
Other payable - VIE	5,909,287	-	-		5,909,287	-	-			-	(5,909,287	)(d2)	-
Total current liabilities	5,940,668	1,557,233	-		7,497,901	44	71,520,362	(38,305,146)		33,215,260	(9,076,012)		31,637,149
Total liabilities	5,940,668	1,557,233	-		7,497,901	44	73,619,792	(38,305,146)		35,314,690	(9,076,012)		33,736,579
Total Jowell Global Ltd. Stockholders’ Equity	37,432,436	25,242,390	(25,242,390	)(a)	37,432,436	38,508,947	(5,909,287)	5,909,287	(b)	38,508,947	(38,508,947	)(c)	37,432,436
Noncontrolling interest	-	-	-		-	-	33,471	-		33,471	-		33,471
Total Equity	37,432,436	25,242,390	(25,242,390)		37,432,436	38,508,947	(5,875,816)	5,909,287		38,542,418	(38,508,947)		37,465,907
Total Liabilities and Equity	43,373,104	32,287,909	(30,730,676)		44,930,337	38,508,991	67,743,976	(32,395,859)		73,857,108	(47,584,959)		71,202,486

(a)	to eliminate holding company’s investment of subsidiaries outside PRC.
(b)	to eliminate receivable as result of contractual agreement between WFOE and VIE.
(c)	to eliminate holding company’s investment in WFOE.
(d)	to eliminate intercompany balances:

Due from	Due to	Amount
(1) WFOE	VIE	$38,305,146	intercompany balances as a result of intercompany revenue
(2) WFOE	JWEL and HK Subsidiary	$5,909,287	intercompany balance
(2) JWEL and HK Subsidiary	VIE	$3,155,488	intercompany balance

FOR THE YEAR ENDED DECEMBER 31, 2022

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Total Net Revenues	$-	$-	$-		$-	$7,745,951	$209,981,306	$(7,745,951	)(d)	$209,981,306	$-		$209,981,306
Operating Expenses:	(2,926,245)	(102,530)	-		(3,028,775)	(7,933,962)	(218,805,217)	7,745,951	(d)	(218,993,228)	-		(222,022,003)
Income From Operations	(2,926,245)	(102,530)	-		(3,028,775)	(188,011)	(8,823,911)	-		(9,011,922)	-		(12,040,697)
Other Income, net	-	21,487	-		21,487	2,219	65,046	-		67,265	-		88,752
Benefit (Provision) for Income Taxes	-	-	-		-	-	420,164	-		420,164	-		420,164
Loss from VIE	-	-	-		-	(8,338,701)	-	8,338,701	(b)	-	-		-
Loss from subsidiaries	(8,605,535)	(8,524,493)	8,524,493	(a)	(8,605,535)	-	-	-		-	8,605,535	(c)	-
Net loss	(11,531,781)	(8,605,535)	8,524,493		(11,612,823)	(8,524,493)	(8,338,701)	8,338,701		(8,524,493)	8,605,535		(11,531,781)
Less: net income attributable to noncontrolling interest	-	-	-		-	-	4,599	-		4,599	-		4,599
Net loss attributable to Ordinary Shareholders of Jowell Global Ltd.	$(11,531,781)	$(8,605,535)	$8,524,493		$(11,612,823)	$(8,524,493)	$(8,343,300)	$8,338,701		$(8,529,092)	$8,605,535		$(11,536,380)

(a)	to eliminate net loss by HK subsidiary.
(b)	to eliminate net loss by WFOE.
(c)	to eliminate net loss by JWEL.
(d)	to eliminate revenue and expenses for services provided by the WFOE to VIE.

FOR THE YEAR ENDED DECEMBER 31, 2022

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Net cash provided by (used in) operating activities	$(974,531)	$(81,042)	$-		$(1,055,573)	$912,258	$(11,849,660)	$-		$(10,937,402)	$-		$(11,992,975)
Net cash used in investing activities	(8,780,381)	(9,446,767)	9,610,000	(a)	(8,617,148)	(12,578,432)	(1,426,388)	9,539,564	(b)	(4,465,256)	11,744,214	(c)	(1,338,190)
Net cash provided by financing activities	9,914,622	9,610,000	(9,610,000	)(a)	9,914,622	11,744,214	9,635,309	(9,611,162	)(b)	11,768,361	(11,744,214	)(c)	9,938,769
Effect of exchange rate changes on cash	-	-	-		-	(2,799)	(1,208,028)	71,598	(b)	(1,139,229)	-		(1,139,229)
Net increase (decrease) in cash	159,710	82,191	-		241,901	75,241	(4,848,767)	-		(4,773,526)	-		(4,531,625)
Cash, beginning of year	9,838	3,002,925	-		3,012,763	19,559	18,217,405	-		18,236,964	-		21,249,727
Cash, end of year	$169,548	$3,085,116	$-		$3,254,664	$94,800	$13,368,638	$-		$13,463,438	$-		$16,718,102

(a)	to eliminated JWEL investment in HK subsidiary
(b)	to eliminated intercompany borrowing between WFOE and VIE
(c)	to eliminated HK subsidiary investment in WFOE

FOR THE YEAR ENDED DECEMBER 31, 2021

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidation

Cash	$9,838	$2,935	$-		$12,773	$19,559	$18,217,405	$-		$18,236,964	$-		$18,249,737
Restricted cash	$-	$2,999,990	$-		$2,999,990	$-	$-	$-		$-	$-		$2,999,990
Other receivable - intercompany	$-	$-	$-		$-	$-	$236,442	$-		$236,442	$(236,442	)(d2)	$-
Other receivable - VIE	$4,221,549	$606,000	$-		$4,827,549	$30,319,344	$-	$(30,319,344	)(b)(d1)	$-	$(4,827,549	)(d3)	$-
Total current assets	$4,335,177	$3,608,925	$-		$7,944,102	$31,616,514	$42,129,500	$(30,319,344)		$43,426,670	$(5,063,991)		$46,306,781
Investment in subsidiaries and VIE	$35,584,716	$16,269,799	$(19,878,724	)(a)	$31,975,791	$-	$-	$-		$-	$(31,975,791	)(c)	$0
Total Assets	$39,919,893	$19,878,724	$(19,878,724)		$39,919,893	$31,616,514	$54,550,637	$(30,319,344)		$55,847,807	$(37,039,782)		$58,727,918
Other payable - intercompany	$-	$-	$-		$-	$-	$35,166,443	$(29,979,619	)(d1)	$5,186,824	$(5,186,824	)(c)(d3)	$-
Other payable - VIE	$236,442	$-	$-		$236,442	$-	$-	$-		$-	$(236,442	)(d2)	$-
Total current liabilities	$236,442	$-	$-		$236,442	$(2)	$50,217,271	$(29,979,619)		$20,237,650	$(5,423,266)		$15,050,826
Total liabilities	$236,442	$-	$-		$236,442	$(2)	$54,210,912	$(29,979,619)		$24,231,291	$(5,423,266)		$19,044,467
Total Stockholders’ Equity	$39,683,451	$19,878,724	$(19,878,724	)(a)	$39,683,451	$31,616,516	$339,725	$(339,725	)(b)	$31,616,516	$(31,616,516	)(c)	$39,683,451
Total Liabilities and Stockholders’ Equity	$39,919,893	$19,878,724	$(19,878,724)		$39,919,893	$31,616,514	$54,550,637	$(30,319,344)		$55,847,807	$(37,039,782)		$58,727,918

(a)	to eliminate holding company’s investments in subsidiary outside PRC.

(b)	to eliminate receivables as a result of contractual agreements between WFOE and VIE.

(c)	to eliminate holding company’s investment in WFOE.

(d)	to eliminate intercompany balances:

	Due from	Due to	Amount
(1)	WFOE	VIE	$29,979,619	intercompany balances as a result of intercompany revenue
(2)	VIE	JWEL	$236,442	Intercompany balance
(3)	JWEL and HK Subsidiary	VIE	$4,827,549	Intercompany balance

FOR THE YEAR ENDED DECEMBER 31, 2021

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Total Net Revenues	$-	$-	$-		$-	$30,992,095	$170,911,999	$(30,992,095	)(d)	$170,911,999	$-		$170,911,999
Operating Expenses:	(1,937,800)	(92,197)	-		(2,029,997)	(32,502,592)	(174,364,008)	30,992,095	(d)	(175,874,505)	-		(177,904,502)
Income From Operations	(1,937,800)	(92,197)	-		(2,029,997)	(1,510,497)	(3,452,009)	-		(4,962,506)	-		(6,992,503)
Other Income, net	-	122	-		122	1,711	411,078	-		412,789	-		412,911
Benefit (Provision) for Income Taxes	-	-	-		-	-	190,516	-		190,516	-		190,516
Loss from VIE	-	-	-		-	(2,850,415)	-	2,850,415	(b)	-	-		-
Loss from subsidiaries	(4,451,276)	(4,359,201)	4,359,201	(a)	(4,451,276)	-	-	-		-	4,451,276	(c)	-
Net loss	$(6,389,076)	$(4,451,276)	$4,359,201		$(6,481,151)	$(4,359,201)	$(2,850,415)	$2,850,415		$(4,359,201)	$4,451,276		$(6,389,076)

(a)	to eliminate net loss by HK subsidiary.

(b)	to eliminate net loss by WFOE.

(c)	to eliminate net loss by JWEL.

(d)	to eliminate revenue and expenses for services provided by the WFOE to VIE.

FOR THE YEAR ENDED DECEMBER 31, 2021

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Net cash used in operating activities	$(778,390)	$(92,075)	$-		$(870,465)	$(2,768,576)	$(14,394,918)	$-		$(17,163,494)	$-		$(18,033,959)
Net cash used in investing activities	(28,323,808)	(21,235,000)	24,330,000	(a)	(25,228,808)	(17,860,944)	(1,987,258)	17,810,602	(b)	(2,037,600)	20,629,000	(c)	(6,637,408)
Net cash provided by financing activities	24,509,792	24,330,000	(24,330,000	)(a)	24,509,792	20,629,000	20,555,262	(17,852,916	)(b)	23,331,346	(20,629,000	)(c)	27,212,138
Effect of exchange rate changes on cash	-	-	-		-	20,079	402,507	42,314	(b)	464,900	-		464,900
Net increase (decrease) in cash	(4,592,405)	3,002,925	-		(1,589,480)	19,559	4,575,593	-		4,595,152	-		3,005,672
Cash, beginning of year	4,602,243	-	-		4,602,243	-	13,641,812	-		13,641,812	-		18,244,055
Cash, end of year	$9,838	$3,002,925	$-		$3,012,763	$19,559	$18,217,405	$-		$18,236,964	$-		$21,249,727

(a)	to eliminated JWEL investment in HK subsidiary

(b)	to eliminated intercompany borrowing between WFOE and VIE

(c)	to eliminated HK subsidiary investment in WFOE

3.A. [Reserved]

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

Risks Related to Our Business

●	We historically have received a substantial part of our supplies from our related party suppliers, which might cause conflict of interest between the Company and such suppliers.

●	We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

●	If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

●	We face fierce competition in the health and nutritional supplements and cosmetic markets in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.

●	We use third-party logistics and express delivery companies to complete and deliver orders placed on our platform. If these logistics and express companies fail to provide reliable and timely delivery services, our business and reputation, as well as our financial situation and operating results, may be adversely affected.

●	Internet or network system limitations or failures could harm our business.

●	If we fail to adopt new technologies or adapt our website, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

●	If counterfeit products are sold on our internet platform, our reputation and financial results could be materially and adversely affected.

●	We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.

●	We collect, process and use data, some of which contains personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations.

●	We face risks related to health epidemics, severe weather conditions and other outbreaks.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and the shareholders of the VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the consolidated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	If the Chinese government determines that the contractual arrangements through which we control the VIE do not comply with applicable regulations, our business could be adversely affected

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

●	Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Risks Related to Our Ordinary Shares

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.
●	Any failure by the consolidated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Our Business

We historically have received a substantial part of our supplies from our related party suppliers, which might cause conflict of interest between the Company and such suppliers.

Historically, a substantial part of our supplies came from the Longrich Group, a related party. For the year ended December 31, 2021 and 2022, the Longrich Group accounted for approximately 45% and 14% of the total purchases, respectively. Longrich Group is controlled by Mr. Zhiwei Xu, a major shareholder of the Company.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2022, two major suppliers, the Longrich Group and a third-party supplier, accounted for approximately 14% and 12% of the total purchases, respectively. For the year ended December 31, 2021, two major suppliers, the Longrich Group and a third-party supplier, accounted for approximately 45% and 24% of the total purchases, respectively. We have not entered into long-term contracts with this significant vendor and instead rely on individual orders with such vendor. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our performance to the extent it results in higher prices or a slower supply chain. If we lose any or all of them, or any of them increase the prices or change the terms of the business they do with us, our sales may be adversely affected.

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

We have contractual arrangements with a number of third-party logistic companies to deliver our products to our customers. We also use them to deliver products from our fulfillment centers to delivery stations or to deliver bulk commodity products. The interruption or failure of these third-party delivery services may hinder timely or correct delivery of our products to our consumers. These disruptions may be caused by events beyond our control or those beyond the control of delivery companies, such as bad weather, natural disasters, pandemic, transportation disruptions or labor unrest. We may not be able to find replacement delivery companies in a short period of time to provide timely and reliable delivery services, or we may not find them at all. Our business and reputation may be affected if the product is not delivered in proper conditions or on time.

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

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our internet platform. Our competitors are constantly developing innovations and introducing new products to increase their customer base and enhance user experience. As a result, in order to attract and retain customers and compete against our competitors, we must continue to invest significant resources in research and development to enhance our information technology and improve our existing products and services for our customers. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license new technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of website, mobile application and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

We had incurred a net loss of $6.39 million and a net loss of $11.53 million in fiscal year of 2021 and 2022, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to develop new high margin business, attract clients and partners and further enhance and develop our services and other product offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new clients and retain existing clients;

●	changes in our mix of products and services and introduction of new products and services;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	our decision to manage client volume growth during the period;

●	the impact of competitors or competitive products and services;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	network outages or security breaches;

●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy, or enforcement by government regulators, including fines, orders or consent decrees;

●	general economic, industry, inflation and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

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

In recent years, there have been outbreaks of epidemics in various countries, including China. Beginning in late 2019, there was an outbreak of a novel strain of coronavirus (COVID-19) which has spread quickly to many parts in China, the U.S. and globally In March 2020, the World Health Organization declared COVID-19 a pandemic. The epidemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. However, due to the outbreak of Omicron variant in many cities in China, including Xi’an, Hong Kong, Shanghai, Guangzhou and Suzhou, local governments have imposed restrictions and quarantine requirements with travel restrictions and temporary closure of office buildings and facilities, and the employees at our Shanghai office have been working from home from March 30, 2022 to June 1, 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and caused disruption in our business operations in December 2022 and January 2023.

Substantially all of our revenues and our sales are concentrated in China. Consequently, our results of operations have been and may continuously be adversely affected to the extent that the COVID-19 outbreak or any other epidemic harm the Chinese and global economy. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 outbreak and the actions taken by government authorities and other entities to contain the COVID-19 outbreak or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of shipment of our products to our customers Our suppliers have been negatively affected during the outbreak, and could continue to be negatively affected if there is a resurgence of COVID-19 in China, which could have an effect on their ability to supply and ship products to us;

●	our customers that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products, which may materially adversely impact our revenue;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts. We have provided significant sales incentives to our customers and distributors during the outbreak and may continue to provide such incentives in the future, which may in turn materially adversely affect our financial condition and operating results;

●	the business operations of our authorized physical stores and distributors have been negatively impacted by the outbreak and could continue to be negatively impacted if there is any resurgence of COVID-19 in China, which may negatively impact their purchase of our products and our distribution channel, or result in loss of customers and business, which may in turn materially adversely affect our financial condition and operating results;

●	any disruption of our supply chain, logistics providers, customers or our marketing activities could adversely impact our business and results of operations, including causing our suppliers to cease manufacturing products for a period of time or materially delay delivery to us and customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

●	many of our customers, authorized store owners, distributors, suppliers and other partners are individuals and small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 outbreak and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;

●	the global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak, which could materially adversely affect our stock price and ability to seek financing from capital market.

Because of the uncertainty surrounding the COVID-19, the financial impact related to the coronavirus cannot be reasonably estimated at this time, our consolidated results for the year 2023 may be adversely affected.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

We are a Cayman Islands exempted company with limited liability and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among WFOE, the VIE and the shareholders of the VIE. As a result of these contractual arrangements, we exert control over the VIE and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “4.C. Organizational Structure - Variable Interest Entity Arrangements.”

In the opinion of our PRC counsel, Yiyou Tianyuan Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and the consolidated VIE, and the contractual arrangements among WFOE, the VIE and the shareholders of the VIE are common practices for the companies listed on stock exchanges in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yiyou Tianyuan Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication service business, the relevant PRC regulatory authorities, including the China Securities Regulatory Commission (CSRC), would have broad discretion in dealing with such violations or failures, including, without limitation:

●	discontinuing or placing restrictions or onerous conditions on our operations;

●	imposing fines, confiscating the income from the WFOE or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE;

●	restricting or prohibiting our use of the proceeds of foreign offerings to finance our business and operations in China; or

●	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in the consolidated financial statements, if the PRC government authorities were to find the VIE structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all of the economic benefits and residual returns from the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in the consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with the VIE and the shareholders of the VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIE, Shanghai Juhao, to operate our platform. These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entity. For example, the consolidated variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the consolidated variable interest entity and their shareholders of their obligations under the contracts to consolidate the consolidated variable interest entity. The shareholders of the consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the consolidated variable interest entity. Although we have the right to replace any shareholder of the consolidated variable interest entity under the contractual arrangement, if any shareholder of the consolidated variable interest entity is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Risk Factors—Any failure by the consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the consolidated variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If the consolidated VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as well established as in some other jurisdictions, such as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Some regulations might be unfavorable to VIEs. However, despite there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws and there remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. Currently, most of the Chinese companies listed on overseas stock exchanges and are in the internet-based business such as e-commerce or online-gaming have adopted a VIE structure. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated variable interest entity, and our ability to conduct our business may be negatively affected. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of Shanghai Juhao and their interests in Shanghai Juhao may differ from their interests of our Company as a whole. These shareholders may breach, or cause the consolidated variable interest entity to breach, the existing contractual arrangements we have with them and the consolidated variable interest entity, which would have a material adverse effect on our ability to effectively consolidate the financials of the variable interest entity and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with Shanghai Juhao to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals of the VIE, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

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

Contractual arrangements in relation to the consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, our wholly-owned subsidiary in China, the consolidated VIE in China, and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of the VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE and VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated variable interest entity’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by the consolidated VIE that are material to the operation of our business if the entity goes bankrupt or become subject to a dissolution or liquidation proceeding.

The consolidated VIE holds certain assets that are material to the operation of our business, including domain names, software and equipment for the online platform. Under the contractual arrangements, the consolidated VIE may not and their shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event the shareholders of the consolidated VIE breach the contractual arrangements and voluntarily liquidate the consolidated VIE or the consolidated VIE declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.  Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On April 2, 2022, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. As confirmed by our PRC counsel Jiangsu Yiyou Tianyuan Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because the data processing activities by the VIE do not affect national security and we don’t transfer customer personal data out of China. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

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

Increases in inflation and labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average products we source from third parties and wages in the PRC have increased and are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our cost of revenues and labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our costs or pass on these increased costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be adversely affected.

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

In particular, PRC laws and regulations concerning the valued added telecom service and online retail industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the valued added telecom service and online retail industry in the future. Even though we are at present fully licensed to conduct our business, we cannot assure you that any new laws or regulations which require new certifications will not be passed in the future and we might not be able to obtain such new certifications to continuously conduct our business as we currently do. Moreover, developments in valued added telecom service and online retail may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online retail for health and nutritional supplements and cosmetic products like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute new licensing regime covering our industry at some point in the future. If such new licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China and Hong Kong.  On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The enactment of the HFCA Act and related regulations, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could cause investors uncertainty for affected issuers and the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement.

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

Our former auditor, Friedman, was registered with the PCAOB and had been inspected by the PCAOB on a regular basis in the audit period. Our new auditor, Marcum Asia CPAs, LLP, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs, LLP is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis, with the last inspection in 2022. Neither Friedman nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to us and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and related regulations, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

Our online platform, operated by the VIE Shanghai Juhao, may be deemed to be providing commercial internet content-related services and online data processing and transaction processing services, which would require Shanghai Juhao to obtain an Electronic Data Interchange (EDI) License. Each of EDI License is under the category of value-added telecommunications business operating licenses, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps. Our Juhao mobile app has been registered on the VATS License held by Shanghai Juhao. However, Shanghai Juhao did not apply for a value-added telecommunications business license until 2017 as its business operations were small and service fees generated by third party stores was immaterial for the Company. Although our PRC counsel believes that it is unlikely such operation without appropriate license will be considered as a material violation of the applicable regulation and that the possibility that the Company be penalized is remote due to the immaterial amount generated from the valued-added telecommunication business, if there is any enforcement action by government agencies due to such violation which affects our eligibility of existing license or future license application, it may significantly disrupt our business, subject us to sanctions, enforcement, or have other harmful effects on our operation and financial conditions.

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

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with the consolidated variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and the VIE. We may make loans to our PRC subsidiaries and VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

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

The filing with the China Securities Regulatory Commission (“CSRC”) is required in connection with any offerings and certain events of the Company under New Overseas Listing Rules, and we cannot assure you that we will be able to timely make such filing, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to timely file with the CSRC.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations relating to the CSRC’s filing requirements, we will be required to file with CSRC for our future offering. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

We have authorized 50,000,000 Preferred Shares and our largest shareholder Mr. Zhiwei Xu, through Jowell Holdings Ltd. also beneficially owns all of the 750,000 issued and outstanding Preferred Shares.

As a result of this dual-class share structure, the holder of our Preferred Shares may have concentrated control over the outcome of matters put to a vote of shareholders and have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The holder of Preferred Shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ordinary share. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Ordinary Shares may view as beneficial.

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

Our ordinary shares may be delisted from the NASDAQ Stock Market (“NASDAQ”).

On December 29, 2022, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

The notification has no immediate effect on the listing of the Company’s ordinary shares. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, until June 26, 2023 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time before the expiration of the Compliance Period the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the Minimum Bid Price Requirement. If the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar day period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

The Nasdaq Listing Rules require listed companies to comply with NASDAQ corporate governance standards. As a foreign private issuer, however, we are permitted to follow home country practice in lieu of certain of such requirements. On January 20, 2023, the Company has notified Nasdaq that it will follow its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) of the Rules requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; and Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will continue to comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following home country practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

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

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2022, the first fiscal year beginning after our initial public offering. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease to be an “emerging growth company,” our independent registered public accounting firm should issue an attestation report on our internal control over financial reporting.

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

Our largest shareholder will have substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Mr. Zhiwei Xu, our largest shareholder currently owns 5,450,465 outstanding Ordinary Shares and 750,000 Preferred Shares (each such Preferred Shares entitles the holder thereof to the rights to votes equal to two (2) Ordinary Shares) of the Company. As a result of his significant shareholding, Mr. Xu has, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6.E., “Share Ownership”.

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

On October 31, 2019 and November 1, 2019, Shanghai Jowell entered into a series of contractual arrangements with Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) and the shareholders of Shanghai Juhao, as amended on October 10, 2020. These agreements include: 1) an Exclusive Business Cooperation and Management Agreement; 2) an Equity Interest Pledge Agreement; 3) an Exclusive Option Agreements 4) Powers of Attorney and 5) Spousal Consent Letters. Pursuant to these agreements, Shanghai Jowell has the exclusive rights to provide consulting services to Shanghai Juhao related to the business operation and management of Shanghai Juhao. For such services, Shanghai Juhao agrees to pay service fees determined based on all of its net profit after tax payments to Shanghai Jowell or Shanghai Jowell has obligation to absorb all of Shanghai Juhao’s losses. The agreements remain in effect until and unless all parties agree to its termination, except the Exclusive Option Agreement that the effective term of 10 years and can be renewed for an additional 10 years. Until such termination, Shanghai Juhao may not enter into another agreement for the provision of management consulting services without the prior consent of Shanghai Jowell. Also, pursuant to the equity interest pledge agreement between the shareholders of Shanghai Juhao and Shanghai Jowell, such shareholders pledged all of their equity interests in Shanghai Juhao to Shanghai Jowell, to guarantee Shanghai Juhao’s performance of its obligations under the Exclusive Business Cooperation and Management Agreement. Without Shanghai Jowell’s prior written consent, the shareholders of Shanghai Juhao shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Shanghai Jowell’s interests. If Shanghai Juhao breaches its contractual obligations under the aforesaid agreement, Shanghai Jowell, as the pledgee, will be entitled to certain rights and entitlements, including priority in receiving payments by the evaluation or proceeds from the auction or sale of all or part of the pledged equity interests of Shanghai Juhao, in accordance with legal procedures. In essence, Shanghai Jowell has been able to consolidate the financials of Shanghai Juhao. Therefore, Shanghai Juhao is considered a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Shanghai Juhao no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai Jowell, is the primary beneficiary of Shanghai Juhao.

On November 6, 2020, the Company effected a reverse stock split of its Ordinary Shares at a ratio of 1-for-3 pursuant to which all existing shareholders of record on that date surrendered an aggregate of 42,298,849 Ordinary Shares, or 66.67% of the then outstanding Ordinary Shares to the Company for no consideration. The shares surrendered were subsequently cancelled (“Reverse Split”).

On May 20, 2022, Shanghai Juhao incorporated Quanzhou Mingzhanda Information Technology Co., Ltd. (“Quanzhou Mingzhanda”) with a third party in Quanzhou City and Shanghai Juhao owns 51% equity interest of Quanzhou Mingzhanda.

On December 20, 2022, Shanghai Juhao incorporated Juhao Yuan Brand Management (Hangzhou) Co., Ltd. (“Juhao Yuan”) with a third party in Hangzhou City and Shanghai Juhao owns 55% equity interest of Juhao Yuan.

On April 13, 2023, Shanghai Jowell incorporated a wholly owned subsidiary Shanghai Lianfu in Shanghai city.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote and each Preferred Share is entitled to two (2) votes. The Preferred Shares may be converted into Ordinary Shares by its holder at any time at the option of the holder. We have authorized 50,000,000 Preferred Shares and our largest shareholder Mr. Zhiwei Xu, directly and indirectly through Jowell Holdings Ltd., beneficially owns all 750,000 issued and outstanding Preferred Shares and 5,450,465 Ordinary Shares and therefore will have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

The Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries and VIE of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao*	July 31, 2012	Shanghai, China	0 (VIE)	Online Retails
Quanzhou Mingzhanda	May 20, 2022	Quanzhou, China	0 (subsidiary of VIE)	Online Retail
Juhao Yuan	December 20, 2022	Hangzhou, China	0 (subsidiary of VIE)	Brand Management
Shanghai Lianfu	April 13, 2023	Shanghai, China	100%	Live Stream Ecommerce

*	Shanghai Juhao has six wholly owned Juhao Best Choice Stores, located in the cities of Suzhou, Changshu and Wuhu, and twenty-eight wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Changshu, Nantong, Shanghai and Guangzhou.

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

On June 13, 2022, the Company entered into securities purchase agreements with six investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in private placements of 5,230,000 ordinary shares of the Company at a purchase price of $1.20 per share for an aggregate offering price of $6,276,000.

On October 11, 2022, the Company entered into a securities purchase agreement with five purchasers, who are the product distributors and business partners of the Company in China. Pursuant to the agreement, the Company sold to them in a registered direct offering, an aggregate of 2,576,600 ordinary shares of the Company at a purchase price of $1.40 per share, for aggregate proceeds to the Company of $3,607,240. The shares were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3, which declared effective on August 31, 2022 (File No. 333-264109).

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

Shanghai Juhao started its operation in 2012 and is among the first group of membership-based online-to-offline cosmetics, health and nutritional supplements and household products e-commerce platforms in China. Today, we offer an online platform LHH Mall through Shanghai Juhao which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of MIIT dated February 1, 2019 valid for 5 years, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ manufacturers. As of December 31, 2022, our platform had 2,440,745 VIP members who have registered on our platform, 266 merchants who have opened their own stores on our platform, and 66.3% of products sold on our platform were cosmetics and health and nutritional supplements. We also sell household products, such as pots and pans, smartphones, functional shoes, paper towels, cups, vacuum cleaners, massagers and towels on our platform, and those products account for 33.6% of the products sold on our platform for the year ended December 31, 2022.

Since August 2017, we have been also selling our products in our authorized retail stores all across China. Operating under our brand name of “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products that they purchased through our online platform LHH Mall under their special retailer accounts with us which provide them with major discounts. As of December 31, 2022, we had authorized 26,414 Love Home Stores in 31 provinces of China, providing offline retail of our products.

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores will sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised LHH Stores. The community group-buying stores aim to provide a more convenient shopping experience and high-quality produce and foods for consumers from local communities, towns and villages across China. Juhao Best Choice stores will consolidate online and offline resources for store design and logistics services and provide guidance and trainings for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company will also provide the store owners with live-streaming marketing skill training and upgrade and expand certain existing LHH Stores to Juhao Best Choice stores. As of December 31, 2022, Shanghai Juhao has opened 6 self-operated Juhao Best Choice community group buying stores in various cities in China as the experimental and demonstration stores for this development.

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

For the fiscal year ended December 31, 2022, approximately $99.3 million or 47.3% of our revenue were generated from the sales of cosmetic products, approximately $39.9 million or 19% of our revenue were generated from the sales of health and nutritional supplements and $70.6 million or 33.6% of our revenue were generated from the sales of household products.

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

Live streaming marketing. We have started to use the most popular online sales model, Live Streaming/Broadcasting Marketing. We train our authorized retail store owners to become live streamers participating in the live online broadcasting to market and sell products. In addition, we constantly look for professional multi-channel network (MCN) agencies to work with their Key Opinion Leaders (KOLs) to promote our products through live streaming on popular channels such as TikTok live, Kuaishou live and Taobao live. We have also provided free live streaming marketing classes to LLH Store owners, potential Juhao Best Choice store owners and anyone who is interested in livestreaming which help students and young people obtain related employment and help us identify online selling and marketing talents for our marketing department. In April 2023, Shanghai Jowell established a new subsidiary Shanghai Lianfu Information Technology Co., Ltd. which will develop on marketing and sales of agricultural and fishing products on Tencent Short Video and other social media platforms.

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

We also sell the following products under our own brands:

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

Exclusive Products

To enhance consumers’ attraction to our product offerings and online shopping mall, we enter into exclusive arrangements from time to time with certain manufacturers and suppliers to offer exclusive products, including products under our owns brand names on our platform. In addition, through exclusive arrangements with suppliers, we are able to offer selected SKUs and sets of cosmetic products under popular brands exclusively on our platform, such as selected SKUs and sets of cosmetic products under the FRUITY brand of Longrich Group Co., Ltd, a related party and Zoflora disinfectants from the leading European pharmaceutical company STADA. We do not substantially depend on any of our exclusive products suppliers.

Customers

Our large, engaged and loyal customer base is the key to our success. The loyalty of our customer base is demonstrated by the repeat purchase rates. In the past three years, the number of our repeat customers has grown greatly every year. In 2022, there were 184,079 customer-placed orders on our platform, of which 62,936 or 34.19% are repeat customers. In 2021, there were 195,880 customer-placed orders on our platform, of which 68,088 or 34.76% are repeat customers. In 2020, there were 90,773 customer-placed orders on our platform, of which 41,439 or 45.65% are repeat customers. In 2022, the number of repeat customers decreased by 6.02% compared with 2021. In 2021, the number of repeat customers increased by 64.31% compared with 2020. In 2020, the number of repeat customers increased by 40.98% compared with 2019. If a customer returns to our platform and purchase from us within 30 days from his/her previous purchase, it is considered as a repeat customer.

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

Our Mobile Platform

We believe consumers will increasingly shop online through mobile app. Therefore, we have invested substantial resources to build a mobile application platform dedicated to providing a superior mobile shopping experience. We use different sales channels to market and sell the products on our online shopping mall, except for the products purchased and taken by walk-in customers at our authorized stores. For the products sold through our online shopping mall which represent the majority of our sales, these are either purchased on our online portal/platform or through our mobile app. In 2022, we generated approximately 8.76% of Gross Merchandise Volume (“GMV”) from our mobile app and the remaining 91.24% was generated on our online portal/platform. In 2021, we generated approximately 20.83% of GMV from our mobile app and the remaining 79.17% was generated on our online portal/platform. In 2020, we generated approximately 24.09% of GMV from our mobile app and the remaining 75.91% was generated on our online portal/platform.

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

Authorized Physical Stores

Since August 2017, we have been also selling our products in our authorized retail stores, namely LHH (Love Home) Stores. All products sold in these stores must be purchased on our online LHH shopping platform though such retailers’ accounts with us so they can receive discounts on their orders, which are not available for regular online customers. When an authorized store places orders on our platform, we can deliver products to the specific store or directly to its end customers; all orders go through the retailer account number for each store for a major discount and we can track sales for each store. We will review, evaluate and qualify potential physical stores before they can become authorized stores, including business qualification and decoration requirements. As an important part of our strategy to better serve consumers, we had 26,414 offline authorized stores spread out in 31 provinces in China as of December 31, 2022, providing both online and offline retail and wholesale services to our customers. By connecting upstream suppliers, distributors and offline authorized store services, we have created a closed-loop platform, which we believe brings convenience and cost savings to our consumers. We plan to develop additional authorized physical stores to establish our presence in major cities in China and worldwide, to expand our market, build greater trust with our customers and to further broaden our brand awareness.

Our Suppliers and Third-Party Merchants

Since our inception, we have attracted a broad group of suppliers for health and nutritional supplements, household products and cosmetic products and third-party merchants for beauty, apparel and other lifestyle products. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. In 2020 and 2021, we worked with approximately 122 and 228 suppliers and 178 and 238 third-party merchants, respectively. As of December 31, 2022, we had approximately 281 suppliers and 266 third-party merchants. We charge a service fee to third party merchants that open stores on our platform based upon their sales volume generated from their online stores ranging from 5% - 10% of their revenues. The higher the sale volume is, the lower service fee percentage will apply. We do not provide delivery service for third party merchants and they purchase their own products and use their own delivery services. We believe our reputation as a brand incubator and our ability to assist suppliers and third-party merchants in effectively selling their inventory and fulfilling their demand for marketing will help us attract new suppliers and third-party merchants and build stronger ties with our existing ones.

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

Advance Payment to Suppliers.

We make periodic advances to our suppliers for product purchases in the normal course of business.

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

Delivery Services

We deliver orders placed on our internet platform to all areas in China through reputable third-party delivery companies with nationwide coverage, and regional delivery companies. For delivery to remote regions of China, we use China Post. We generally include the delivery cost in the fulfillment costs, except in rare instance of bulk orders where we require the purchaser to pay for shipping expenses.

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. In order to reduce the cost of third-party logistics as much as possible, we usually only sign a year-round agreement with express companies to receive better rate. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. We typically negotiate and enter into logistics agreements on an annual basis.

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

Our business intelligence systems enable us to effectively gather, analyze and make use of internally-generated customer behavior and transaction data as permitted under laws and regulations. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. We have developed most of the key business modules in-house. We also acquired software use rights from reputable third-party providers, and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to prevent data failure and loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, real-time data back-up and redundancy and load balancing. We believe our module-based systems are highly scalable, which enable us to quickly expand system capacity and add new features and functionality to our systems in response to our business needs and evolving customers’ demands without affecting the operation of existing modules. In addition, we have also adopted rigorous security policies and measures to protect our proprietary data and customer information.

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

Regulations of operation and service of e-commerce and authorized retail store

We operate under a license for value–added telecom businesses of the People’s Republic of China (EDI), authorized by the Ministry of Industry and Information Technology of the People’s Republic of China, or MIIT, which has approved the Shanghai Juhao platform for operating online data processing and transaction processing services. Our license was approved on February 1, 2019 and is valid for 5 years. Shanghai Juhao was at its early development stage between 2012 and 2017 and it did not apply for a value-added telecommunications business license until 2017. At its early business development stage, the Company’s business operation was small and revenue from service fees generated by third party stores was immaterial in the overall business and total revenue of the Company. Our PRC counsel believes, due to the immaterial amount from valued-added telecommunication business from 2012 until we received the approval in 2019, that it is unlikely that such operation without appropriate license will be considered as a material violation of the regulation by the regulator and that the possibility that the Company be penalized is remote. In addition, Mr. Zhiwei Xu, a major shareholder of Shanghai Juhao, has provided an indemnification letter to the Company and agreed that he will indemnify Shanghai Juhao and Company for any losses and penalties imposed by government agencies due to the lack of a value-added telecommunication business license prior to February 1, 2019.

Under the Telecommunications Regulations of the People’s Republic of China and Administrative Measures on Internet Information Services, a telecommunications service provider is required to procure operating licenses from the MIIT or its provincial counterparts, prior to the commencement of its operations, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed. If there is illegal income, the illegal income shall be confiscated. A fine ranging from three to five times the amount of the illegal income; if there is no illegal income or the illegal income is less than RMB 50,000, a fine ranging from RMB 100,000 to RMB1,000,000 shall be imposed; if the circumstances are serious, and the website shall be closed. If such operations disrupt the order of the telecommunications market and constitute a criminal offence, criminal liability shall be pursued in accordance with the law. In addition to the requirement to be approved as an EDI, in 2017 the MIIT published Order No. 321, which requires an EDI to submit annual report starting in 2021. The Company has submitted and passed current annual report for 2023.

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

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIE to operate our e-commerce business in China. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and the shareholders of the VIE for our business operations, which may not be as effective as direct ownership in providing operational control.”

Shanghai Juhao, the VIE, engages in e-commerce retail and related services, including online data processing and transaction processing service, which are within the category in which foreign investment is classified into License Category pursuant to the most recently published Negative List 2021 version. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted from conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the contractual arrangements between the WFOE and the VIE are necessary and essential for our business operations. These contractual arrangements with the VIE and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate its financial results.

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

Measures for the Security Assessment of Data Cross-border Transfer

On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year and; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC.

Personal Information Protection Law of the PRC

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

Shanghai Juhao holds a food business license issued on May 12, 2016, which was renewed on April 22, 2021 with an expiration date of April 21, 2026. This license is renewable every 5 years and the Company shall submit a renewal application with the authority 30 days before its expiration date. In addition, under the requirements of other relevant provisions of the “Food Safety Law of the People’s Republic of China” and “Regulations on the Administration of Production and Marketing of Alcoholic Products in Shanghai”, we have also obtained the renewable “Retail License for Alcoholic Products” for alcohol related products on our platform on September 4, 2020 which is valid for four years and we will apply for renewal before its expiration date on September 4, 2024.

Regulations on product quality and customer protection

According to the “Product Quality Law of the People’s Republic of China” which came into effect in September 1993 and the “Product Quality Law of the People’s Republic of China” revised by the Chinese People’s Congress in 2000, 2009, and 2018 respectively, the products sold must comply with relevant safety standards, and the seller should take measures to maintain quality of products. The seller shall not make adulterated product. The qualified products shall not be impersonated as unqualified products. For the seller, any violation of national or industry health and safety standards or other requirements may result in civil liability and administrative penalties, such as compensation for damages, fines, confiscation of illegally sold products and sales proceeds, and even cancellation of business licenses, except for criminal responsibility according to law.

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

Copyright. The Copyright Law was adopted in 1990 and amended in 2001, 2010 and 2020. The amended version in 2020 came into effect on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. According to the Copyright Law, an infringer will be subject to various civil liabilities, which include stopping the infringement, eliminating the damages, apologizing to the copyright owners and compensating the losses of copyright owners. The Copyright Law further provides that the infringer must compensate the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the illegal income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB5,000,000. Under the Copyright Law, the term of protection for copyrighted software of legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software.

Patent. The Patent Law of the PRC promulgated in December 2008, which was revised by the SCNPC on October 17, 2020 and became effective on June 1, 2021, provides for patentable inventions, utility models and designs. An invention or utility model for which patents may be granted shall have novelty, creativity and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The protection period is 20 years for inventions and 10 years for utility models and designs, all of which commence from the date of application of patent rights under the current Patent Law of the PRC. The protection period has been slightly amended in recent amendment which became effective on June 1, 2021. The terms of protection for invention and utility patents are still 20 years and 10 years, respectively, in general. The term of protection for a design patent has been extended from 10 years to 15 years. In addition, for invention patents, in situations where a patent is only granted after 4 years or more from its filing date or 3 years or more after a request for substantive examination date, the applicant can request for an extension of protection term for any unreasonable delay.

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

On March 30, 2015, SAFE promulgated SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB funds converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from foreign exchange capital for expenditure beyond the enterprise’s business scope, providing entrusted loans, or repaying loans between non-financial enterprises.

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

Regulations on Overseas Listings

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.

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

Jowell Global Ltd.
聚好全球股份有限公司
"Jowell Global"
Cayman Islands, August 16, 2019
100%
Jowell Technology Limited
香港聚好科技有限公司
"Jowell Tech"
Hong Kong, June 24, 2019
Offshore
Onshore
100%
Shanghai Jowell Technology Co., Ltd.
上海玖薇尔科技有限责任公司
"Shanghai Jowell"
PRC, October 15, 2019
100%
VIE (no equity ownership)
Mr. Xu Zhiwei (徐之伟)
95.0705%
Ms. Xu Shunjun (徐舜君)
1.9402%
Ms. Yang Ruixia (杨瑞霞)
2.9893%
Shanghai Juhao Information Technology Co., Ltd.
上海聚好信息技术有限公司
"Shanghai Juhao"
PRC, July 31, 2012
Shanghai Lianfu Information Technology Co.,Ltd.
上海脸赋信息技术有限公司
"Shanghai Lianfu"
PRC, April 13,2023
100%
100%
51%
55%
Juhao Best Choice Stores ①
聚好优选店
Wholly Owned Subsidiaries ②
Quanzhou Mingzhanda Information Technology Co., Ltd.③
Juhao Yan Brand Management (Hangzhou) Co., Ltd.④

③ located in Quanzhou city.

④ located in Hangzhou city.

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

The business we conduct through the VIE is within the category for which foreign investment is currently restricted under the Negative List or other PRC Laws. In addition, we intend to centralize our management and operation in the PRC without being restricted to conducting certain business activities which are important for our current or future business but are restricted or might be restricted in the future. As such, we believe the agreements between the WFOE and the VIE are necessary and essential to our business operations. These contractual arrangements with the VIE and its shareholders enable us to consolidate financial results of the VIE.

WFOE effectively assumed management of the business activities of the VIE through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including an Exclusive Business Cooperation and Management Agreement, an Equity Interest Pledge Agreement, an Exclusive Option Agreement, Powers of Attorney and Spousal Consent Letters. Through the VIE Agreements, WFOE has the right to advise, consult, manage and operate the VIE for an annual consulting service fee in an amount equal to all of the VIE’s net profit after tax. The shareholders of the VIE have pledged all of their right, title and equity interests in the VIE as security for WFOE to collect consulting services fees provided to the VIE through the Equity Interest Pledge Agreement. In order to further reinforce WFOE’s rights to control and operate the variable interest entity, the VIE’s shareholders have granted WFOE an exclusive right and option to acquire all of their equity interests in the VIE through the Exclusive Option Agreement.

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

D. Property, Plants and Equipment

Our principal executive office is located in Shanghai, China, where we lease approximately 700 square meters of office space. We also have other material leases of four office spaces for approximately 7,073 square meters, two warehouse space for approximately 6,440 square meters, one live broadcasting room space for approximately 1,146 square meters and one Juhao Best Choice Store space for approximately 3,956 square meters in Chuangshu City, Jiangsu Province. Our leases can be renewed upon mutual agreement with our lessors. Our leased premises are leased from unrelated third parties and related parties who either have valid titles to the relevant properties or proper authorization from the title holders to sublease the property, save as disclosed in the following table:

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China	Shanghai Longrich Industrial Co. Ltd.	RMB 661,500	December 31, 2023	Office
No. 46-5 Xinzhuang Avenue, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB 1,803,200	December 31, 2023	Warehouse
No. 26 Longrich Blvd., Longrich Industrial Park, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB 2,740,915	December 31, 2023	Office
No. 38 Xinzhuang Avenue, Changnan Village, Xinzhuang County, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB503,128	December 31, 2023	Office
Hanjia Building, Room 3201 Jianggan District, Hangzhou City, Zhejiang Province, China	Meizhu Hu	RMB 1,340,865	May 19, 2031	Office
Chuangke, Longrich Industrial Park, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB 525,600	December 31, 2023	Live Broadcasting Room
227 Provincial Rd, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB 1,028,560	August 31, 2024	Juhao Best Choice Store
309 Dongping St. Suzhou Industrial Park, Suzhou City, Jiangsu Province, China	Suzhou Tiangong Zhongchuang Enterprise Management Co., Ltd.	RMB 711,522	November 30, 2023	Office
Changshu Tonggang Road Changkelong Logistics Center	Suzhou Zhongtong Lianshang Supply Chain Management Co. LTD	RMB1,188,000	June 30, 2023	Warehouse

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

Jowell Global, Jowell Tech, and Shanghai Jowell are holding companies with no material operations of their own and do not hold any material assets. We conduct our operations primarily through the VIE in China. We established the VIE structure through aforementioned VIE agreements. These VIE agreements are subject to restrictions under current PRC laws and regulations. In the opinion of our PRC counsel, Yiyou Tianyuan Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and the consolidated VIE, and the contractual arrangements among WFOE, the VIE and the shareholders of the VIE are common practices for the companies listed on stock exchange in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yiyou Tianyuan Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the online data processing and transaction processing services business, the relevant PRC regulatory authorities, including the China Securities Regulatory Commission (CSRC), would have broad discretion in dealing with such violations or failures, including, without limitation: requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert control over the VIE. For more detail, see “Risk Factors – Risks Related to Our Corporate Structure - If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In 2012, Shanghai Juhao started its operation, which was among the first membership -based e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China. Today, we offer an online platform Juhao Mall which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of Ministry of Industry and Information Technology of China, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ other manufacturers. As of December 31, 2022 and 2021, our platform had 2,440,745 and 2,237,358 VIP members who have registered on our platform, respectively, 266 and 238 merchants who have opened their own stores on our platform, respectively. In the years ended December 31, 2022 and 2021, 66.3% and 79.0% of the products sold on our platform were cosmetics and health and nutritional supplements, respectively. We also sell household products, such as pots and pans, paper towels, cups, vacuum cleaners, massagers, towels on our platform, and those products account for 33.6% and 21.0% of the products sold on our platform in 2022 and 2021, respectively.

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

Since August 2017, we have been also selling our products in authorized retail stores all across China. Operating under the brand name “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling our products that they purchased through our online platform under their special retailer accounts with us which provide them with major discounts. As of December 31, 2022 and 2021, we authorized 26,414 and 26,043 Love Home stores in 31 provinces of China, respectively, providing offline retail and wholesale of our products.

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

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021. In connection with the IPO, the Company issued to the underwriter and its affiliates warrants to purchase ordinary shares of the Company that equals to 10% of the aggregate number of ordinary shares sold by the underwriter in the IPO (the “Warrants”). In November 2021, the warrants holders have cashless exercised the Warrants for an aggregate of 137,111 ordinary shares of the Company. As of December 31, 2022, there was no warrants outstanding.

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

On April 13, 2023, Shanghai Jowell established a new wholly owned subsidiary Shanghai Lianfu Information Technology Co., Ltd. which will develop on marketing and sales of agricultural and fishing products on Tencent Short Video and other social media platforms.

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

Impact of COVID-19

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly across many parts in China, the U.S. and worldwide. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government has imposed various strictive measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the 2020 Chinese New Year holiday. Starting from March 2020, businesses in China began to reopen and interruptions to businesses were gradually removed. However, due to the outbreak of Omicron variant in 2022 in China, many cities in China have imposed new restrictions, quarantine and testing requirements and office closures, including Shanghai, where our headquarters are located. Employees of the VIE in Shanghai office worked from home from March 30, 2022 to June 1, 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and caused disruption in our business operations in December 2022 and January 2023.

As an online retailer and retail platform, the Company’s operations in 2022 were not significantly negatively impacted by the pandemic. As the date of this report, the Chinese government has loosened its policy and there is no control measures due to COVID-19. However, the situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new variants. We will continue to closely monitor the situation throughout 2023 and beyond.

Results of Operations

Certain tables within this section may not reflect the exact amount or percentage due to rounding.

For the Year Ended December 31, 2022 and 2021

The following table summarized the results of our operations for the year ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage fluctuations during such periods.

	For the Year Ended December 31,
	2022		2021		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	% of Revenue
	(in thousands, except for percentages)
Revenue	$209,981	100.0%	$170,912	100.0%	$39,069	22.9%
Operating Expenses:
Cost of Revenues	203,738	97.0%	159,259	93.2%	44,479	27.9%
Fulfilment	3,700	1.8%	3,758	2.2%	(58)	(1.6)%
Marketing	8,795	4.2%	9,380	5.5%	(585)	(6.2)%
General and Administrative	5,789	2.8%	5,507	3.2%	282	5.1%
Total Operating Expenses	222,022	105.8%	177,905	104.1%	44,117	24.8%
Income (loss) from Operations	(12,041)	(5.7)%	(6,993)	(4.1)%	(5,048)	72.2%
Other Income	89	0.0%	413	0.2%	(324)	(78.5)%
Loss before Income Taxes	(11,952)	(5.7)%	(6,580)	(3.8)%	(5,372)	81.7%
Benefit for Income Taxes	(420)	(0.2)%	(191)	(0.1)%	(230)	120.5%
Net Income (loss)	(11,532)	(5.5)%	(6,389)	(3.7)%	(5,143)	80.5%
Other Comprehensive Income (Loss), net of tax	(2,447)	(1.2)%	671	0.4%	(3,118)	(464.5)%
Comprehensive Income (Loss)	$(13,978)	(6.7)%	$(5,718)	(3.3)%	$(8,261)	144.5%

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third-party merchants for using our platform, which was immaterial and is grouped in “Others” presented below. The following sets forth the breakdown of our revenue by stream for the years ended December 31, 2022 and 2021, respectively.

	For the Year Ended December 31,				Variance
	2022	%	2021	%	Amount	%
(in thousands, except for percentages)
Cosmetic products	$99,282	47.3%	$78,841	46.2%	$20,442	25.9%
Health and Nutritional Supplements	39,949	19.0%	56,104	32.8%	(16,156)	(28.8)%
Household Products	70,627	33.6%	35,943	21.0%	34,684	96.5%
Other	123	0.1%	24	-%	99	418.1%
Total	$209,981	100.0%	$170,912	100.0%	$39,069	22.9%

Total revenue for the fiscal year ended December 31, 2022 increased by about $39.1 million, or 22.9%, to $210.0 million from $170.9 million for the fiscal year ended December 31, 2021.

Compared to the year ended December 31, 2021, sales of cosmetic products increased by about $20.4 million or 25.9% in the year ended December 31, 2022. The increase in revenue of cosmetic products is mainly due to the significant increase in weighted average unit price for products sold, and was partially offset by the decrease in units sold. Comparing to the year ended December 31, 2021, we sold approximately 6.7 million or 22.4% less units in 2022, while our weighted average unit price for cosmetic products sold increased by $1.63 or 62.3%. The increase in weighted average unit price and decrease in units sold comparing 2022 with 2021 were mainly because we continued to focus on promoting and sales of premium brand products with higher average selling prices. Starting from 2021, we entered into distributing agreements and have been authorized to distribute cosmetic products from Adidas, SK-II, Johnson & Johnson, Mentholatum, L’Oréal, Shiseido, etc. through our platform to customers and distributors in China.

Compared to the year ended December 31, 2021, sales of health and nutritional supplements products decreased by about $16.2 million or 28.8%. The decrease in health and nutritional supplements revenue is mainly due to the decrease in units sold. Comparing to the year ended December 31, 2021, we sold approximately 1.3 million or 31.1% less units in 2022, while our weighted average unit price for health and nutritional supplements products sold increased by $0.45 or 3.3%. The decrease in quantity of products sold is mainly attributable to extremely fierce competition on the daily supplements market, one major customer for our nutritional supplement products has significantly reduced its purchase from us in fiscal year 2022 when compared with 2021. The increase in the weighted average selling price was mainly due to inflation.

Our household products revenue increased by about $34.7 million or 96.5% comparing 2022 to 2021. The increase in household products revenue is mainly due to the increase in both weighted average unit price and quantity for products sold. Comparing to the year ended December 31, 2021, we sold approximately 2.7 million or 25.7% more units in 2022. The unit price also increased by approximately $1.96 or 56.3%. The significant increase in weighted average unit price for products sold is mainly due to the addition of premium brands to our brands portfolio, such as Philips, Apple, Gree Electric, Midea, etc. The significant increase in units sold is because we have enhanced our sales force in major cities in China, expanded our distributors networks and managed to acquire more new large corporate customers to place wholesale orders.

The average exchange rate for the fiscal years ended December 31, 2022 and 2021, was RMB1 to $0.1489 and RMB 1 to $0.1550, respectively, representing a 3.9% unfavorable impact when exchange rates were used in converting RMB to USD, which was included in the above analysis.

Operating Expenses

Operating expenses primarily consist of cost of revenues, fulfilment expenses, marketing expenses and general and administrative expenses.

	For the Year Ended December 31,
	2022		2021		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of Revenues	$203,738	97.0%	$159,259	93.2%	$44,479	27.9%
Fulfilment	3,700	1.8%	3,758	2.2%	(58)	(1.6)%
Marketing	8,795	4.2%	9,380	5.5%	(585)	(6.2)%
General and Administrative Expenses	5,789	2.8%	5,507	3.2%	282	5.1%
Total Operating Expenses	$222,022	105.8%	$177,905	104.1%	$44,118	24.8%

Our total operating expenses increased by about $44.1 million or 24.8% from $177.9 million in 2021 to $222.0 million in 2022. All categories of our operating expenses slightly decreased in 2022 compared to 2021, except cost of revenues increased by about $44.5 million or 27.9% and general and administrative expenses increased by about $0.3 million or 5.1% in 2022.

Cost of revenues

Cost of revenues primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs.

Cost of revenues of cosmetic products increased by about $23.0 million or 30.5% from $75.5 million in 2021 to about $98.5 million in 2022. The increase is attributable to an increase in the weighted average unit cost of $1.71 or 68.2% and partially offset by a decrease in units sold of 6.7 million or 22.4% in 2022 comparing to 2021. In 2022, we added more leading brands to our cosmetic brands portfolio which has led to significant increase in the weighted average unit cost sold in 2022 comparing to 2021.

Cost of revenues of health and nutritional supplements decreased by about $13.8 million or 26.8% from $51.6 million in 2021 to $37.8 million in 2022. The decrease in cost of revenues of health and nutritional supplements is mainly due to decrease in sales volume of our health and nutritional supplements.

Cost of revenues of household products increased by about $35.2 million or 109.4% from $32.2 million in 2021 to about $67.5 million in 2022. The increase was primarily due to a 66.5% increase in weighted average unit cost and a 25.7% increase in units sold. The increase in weighted average unit costs of products sold of our household products is mainly because we sold more higher unit price products in 2022 than 2021.

Fulfillment Expenses

Our fulfillment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparation, packaging, outbound freight, and physical storage. Fulfillment expenses decreased slightly by $58,301 or 1.6% in 2022 compared to 2021. The fulfillment expenses as a percentage of total revenues were 1.8% in 2022, down from 2.2% in 2021. The decrease was mainly due to more large customers elected to self-pickup products purchased from our facilities which led to decrease in outbound freight costs as a percentage of the revenues.

Marketing Expenses

Marketing expenses decreased by $585,061 or 6.2% in 2022 compared to 2021. Marketing expenses constituted of 4.2% and 5.5% of our total revenue in 2022 and 2021, respectively. The decrease was primarily due to the decreased marketing and promotion activities. In the second half of 2021, we have spent decent amounts of advertising fees in preparing sales festivals to boost customer orders. However, in 2022, as more Covid-19 related restrictions and lock-downs imposed by Chinese local governments, we cancelled some promotional events and marketing activities, which also led to a slowdown of our increase in sales orders.

General and Administrative Expenses

Compared to 2021, our general and administrative expenses increased by $282,338 or 5.1% in 2022. The increase was primarily due to $0.9 million increase in share-based compensation of services provided by employees offset by $0.4 million decrease in payroll because decreased headcount in general and administrative personnel, and a $0.2 million decreased expenditure in directors and officers insurance.

Income from Operations

	For the Year Ended December 31,
	2022		2021
	Amount	% of revenue	Amount	% of revenue
	(in thousands, except for percentage)
Income (Loss) from Operations	$(12,041)	(5.7)%	$(6,993)	(4.1)%

Loss from operations in 2022 was approximately $12.0 million compared to loss from operations of about $7.0 million in 2021. The increase in loss from operations is mainly due to implementation of our business plan in increase of premium products and brands, increased cost of units purchased from our suppliers and enhanced GMV quality, which has significantly increased its cost of revenues.

Income (Loss) Before Income Taxes

Loss before income taxes is about $12.0 million in 2022 as compared to loss before income taxes of about $6.6 million in 2021. The increase in loss before income taxes is primarily due to the implementation of our business plan, which has significantly increased our cost of revenues.

Provision (Benefit) for Income Taxes

Our benefit for income taxes was approximately $420,000 in 2022 as compared to benefit for income taxes of about $191,000 in 2021. The effective income tax rate was 3.5% and 2.9% in 2022 and 2021, respectively. The significant increase in effective income tax rate is mainly due to an increase in the realizable deferred tax assets in 2022.

Other Comprehensive Income

Foreign currency translation adjustments amounted to a loss of $2.4 million for 2022 when compared to a gain of approximately $671,000 in 2021, respectively. The balance sheet amounts with the exception of equity as of December 31, 2022 were translated at 1.00 RMB to 0.1450 US$ as compared to 1.00 RMB to 0.1572 US$ as of December 31, 2021. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for 2022 and 2021 were 1.00 RMB to 0.1489 US$ and 1.00 RMB to 0.1550 US$, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

For the Year Ended December 31, 2021 and 2020

The following table summarizes the results of our operations for the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Year Ended		For the Year Ended
	December 31, 2021		December 31, 2020		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Revenue	$170,912	100.0%	$96,879	100.0%	$74,033	76.4%
Operating Expenses:
Cost of Revenues	159,259	93.2%	86,405	89.2%	72,854	84.3%
Fulfilment	3,758	2.2%	2,270	2.3%	1,488	65.6%
Marketing	9,380	5.5%	1,028	1.1%	8,352	812.5%
General and Administrative	5,507	3.2%	2,064	2.1%	3,443	166.8%
Total Operating Expenses	177,905	104.1%	91,766	94.7%	86,139	93.9%
Income (loss) from Operations	(6,993)	(4.1)%	5,113	5.3%	(12,106)	(236.8)%
Other Income (Expenses)	413	0.2%	6	-%	407	(6,783.3)%
Income (loss) before Income Taxes	(6,580)	(3.8)%	5,119	5.3%	(11,699)	(228.5)%
Provision (benefit) for Income Taxes	(191)	(0.1)%	1,532	1.6%	(1,723)	(112.5)%
Net Income (loss)	(6,389)	(3.7)%	3,587	3.7%	(9,976)	(278.1)%

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third-party merchants for using our platform, which was immaterial and is grouped in “Others” presented below. The following sets forth the breakdown of our revenue by revenue stream for the years ended December 31, 2021 and 2020, respectively.

	For the Years Ended December 31,				Variance
	2021	%	2020	%	Amount	%
(in thousands, except for percentages)
Cosmetic products	$78,841	46.2%	$18,701	19.2%	$60,140	321.6%
Health and Nutritional Supplements	56,104	32.8%	52,372	54.1%	3,732	7.1%
Household Products	35,943	21.0%	25,733	26.6%	10,210	39.7%
Other	24	-%	73	0.1%	(49)	(67.1)%
Total	$170,912	100.0%	$96,879	100.0%	$74,033	76.4%

Compared to the year ended December 31, 2020, sales of cosmetic products increased by about $60.1 million or 321.6% in the year ended December 31, 2021. The increase in revenue of cosmetic products is mainly due to the increase in units sold and the increase in weighted average unit price for products sold. Comparing to the year ended December 31, 2020, we sold approximately 18.9 million or 170.0% more units in 2021 and an increase in the weighted average unit price of $0.94 or 56.2%. The increase in units sold comparing 2021 with 2020 is mainly due to the expansion of our sales and distribution network. In 2021, we sold products to 351 distributors compared to 12 distributors in 2020 and sales to these distributors represent approximately 71% of our consolidated revenue for cosmetic products in 2021 compared to 40% in 2020. The increase in weighted average unit price of cosmetic products sold is mainly due to increased sales of premium brand products. Starting from 2021, we entered into distributing agreements and have been authorized to distribute cosmetic products from Adidas, SK-II, Johnson & Johnson, Mentholatum, L’Oréal, Shiseido, etc. through our platform to customers and distributors in China.

Compared to the year ended December 31, 2020, sales of health and nutritional supplements products increased by about $3.7 million or 7.1%. The increase in health and nutritional supplements revenue is mainly due to the increase in units sold. Comparing to the year ended December 31, 2020, we sold approximately 0.9 million or 28.3% more units in 2021. The increase is partially offset by slight decrease in unit price of approximately $2.71 or 16.5%. The increase in quantity of products sold is mainly attributable to increased health related awareness due to continual COVID-19 related concerns and our continual expansion of our customer base in China and our efforts in actively seeking additional collaborations with retailers and distributors.

Our household products revenue increased by about $10.2 million or 39.7% comparing 2021 to 2020. The increase in household products revenue is mainly due to the 41.1% increase in weighted average unit price for products sold and is partially offset by the 1.0% decrease in quantity sold. The significant increase in weighted average unit price for products sold is mainly due to the addition of premium brands to our brands portfolio, such as Philips, Apple, Gree Electric, Midea, etc.

The average exchange rate for the fiscal years ended December 31, 2021 and 2020, was RMB1 to $0.1550 and RMB1 to $0.1450, respectively, representing a 6.9% favorable impact when exchange rates were used in converting RMB to USD, which was included in the above analysis.

Operating Expenses

Operating expenses primarily consist of cost of revenues, fulfilment expenses, marketing expenses and general and administrative expenses.

	For the Year Ended		For the Year Ended
	December 31, 2021		December 31, 2020		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of Revenues	$159,259	93.2%	$86,405	89.2%	$72,854	84.3%
Fulfilment expenses	3,758	2.2%	2,270	2.3%	1,488	65.6%
Marketing expenses	9,380	5.5%	1,028	1.1%	8,352	812.5%
General and Administrative Expenses	5,507	3.2%	2,064	2.1%	3,443	166.8%
Total Operating Expenses	$177,905	104.1%	$91,766	94.7%	$86,139	93.9%

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

Cost of Revenues

Cost of revenues primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs. The cost of revenues for all of our three revenue streams increased in 2021 comparing to 2020.

Cost of revenues of cosmetic products increased by about $57.5 million or 320.7% from $17.9 million in 2020 to about $75.5 million in 2021. The increase is attributable to 18.9 million more units were sold and an increase in the weighted average unit cost of $0.9 or 55.8% in 2021 comparing to 2020. In 2021, we expanded our distribution networks and sold products to significantly more local distributors and wholesalers. Furthermore, adding more leading brands to our cosmetic brands portfolio also led to significant increase in the weighted average unit cost and quantity of products sold in 2021 comparing to 2020.

Cost of revenues of health and nutritional supplements increased by about $4.8 million or 10.2% from $46.8 million in 2020 to $51.6 million in 2021. The increase in cost of revenues of health and nutritional supplements is mainly due to increase in sales volume of our health and nutritional supplements in 2021.

Cost of revenues of household products increased by about $10.6 million or 48.8% from $21.6 million in 2020 to about $32.2 million in 2021. The increase was primarily due to a 50.3% increase in weighted average unit cost. The increase in weighted average unit costs of products sold of our household products is mainly because we sold more higher unit price products in 2021 than 2020.

Fulfillment Expenses

Our fulfillment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparing, packaging, outbound freight, and physical storage. Fulfillment expenses increased by about $1.5 million or 65.6% in 2021 compared to 2020. The increase in our fulfillment expenses is primarily attributable to the increase in warehouse rent which is mainly because we rented more spaces in 2021 to store more products. The fulfillment expenses as a percentage of total revenues were 2.2% in 2021, down from 2.3% in 2020. The decrease was mainly due to more larger customers elected to self-pickup products purchased from the Company’s facilities which led to decrease in outbound freight costs as a percentage of the revenues.

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

General and Administrative Expenses

Compared to 2020, our general and administrative expenses increased by about $3.4 million or 166.8% in 2021. The increase was primarily due to an $1.5 million increase in payroll expenses as a result of increased headcount in general and administrative personnel, an $1.0 million increase in share-based compensation of services provided, and $0.4 million increased expenditure as being a public company.

Income from Operations

	For the Year Ended		For the Year Ended
	December 31, 2021		December 31, 2020
	$ Amount	% of Revenue	$ Amount	% of Revenue
(in thousands, except for percentages)
Income from Operations	$(6,993)	(4.1)%	$5,113	5.3%

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

Provision (Benefit) for Income Taxes

Our benefit for income taxes was approximately $191,000 in 2021 as compared to provision for income taxes of about $1.5 million in 2020. The effective income tax rate was 2.9% and 29.9% in 2021 and 2020, respectively. The significant decrease in effective income tax rate is mainly due to: 1) we had a net operating income in 2020, but incurred a net operating loss in 2021; 2) valuation allowances provided to certain entities which we expect to continually generate operating losses in the foreseeable future; and 3) a higher loss generated by non-PRC entities not subject to PRC tax impact

Other comprehensive income

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

Cash flows from operating Activities

Net cash used in operating activities in 2022 was $12.0 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss including increase in accounts receivable of about $1.5 million, increase in inventories of about $3.1 million, increase in advance to suppliers of about $18.0 million and offset by increase in accounts payables of about $1.6 million and deferred revenue of about $16.9 million. The increase in accounts receivables is mainly due to increase in sales to local distributors and wholesalers which we provided certain credit terms based on our evaluation of their creditworthiness. The increase in advance to suppliers and inventories is mainly due to our expansion of our operation and increase in sales. The increase in accounts payables is mainly due to extended credit term provided by our third-party vendors.

Net cash used in operating activities in 2021 was $18 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss including increase in accounts receivable of about $4.7 million, increase in inventories of about $5.0 million, increase in advance to suppliers of about $3.3 million and offset by increase in accounts payables – related parties of about $2.2 million. The increase in accounts receivables is mainly due to significant increase in sales to local distributors and wholesalers which we provided certain credit terms based on our evaluation of their creditworthiness. The increase in advance to suppliers and inventories is mainly due to our expansion of our operation and significant increase in sales. The increase in accounts payables – related parties is mainly due to extended credit term provided by our related party, Longrich Group for purchases made by us.

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

Cash flows from investing Activities

Net cash used in investing activities was approximately $1.3 million, $6.6 million and $117,000 in 2022, 2021 and 2020, respectively. Cash used in investing activities in 2022 were used to purchase fixed assets and software. In July 2021, we invested about $4.6 million (RMB 30 million) to Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) to acquire 18.96% equity interest of Hong Run. The investment will be only used for making loans to the owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are our new community group-buying stores launched in Shanghai since April 2021. We expect Juhao Best Choice Stores will expand our footprint and brand awareness in offline group-buying stores in China and will ultimately become an important piece of our Juhao retail platform. Besides of the $4.6 million investment made to Hongrun, we also paid an aggregate of about $2.0 million for acquisition of fixed assets and software in 2021. Cash used in investing activities in 2020 were used to purchase fixed assets and software.

Cash flows from financing Activities

Net cash provided by financing activities in 2022 was about $9.9 million, including about $9.9 million proceeds from issuance of Ordinary Shares and $56,000 from the proceeds from related party loans.

Net cash provided by financing activities in 2021 was about $27 million, including about $25.7 million received from our IPO as discussed above and $2.6 million from the proceeds from short-term bank loans. The cash provided by financing activities in 2021 was partially offset by $1.1 million repayment of related party loans.

Net cash provided by financing activities in 2020 was about $10.8 million, including $10 million received from private placement consummated on October 21, 2020 and $1.2 million proceeds received from related party loans. The cash provided by financing activities in 2020 was partially offset by the payment of deferred offering costs of $0.4 million related to our IPO in 2021.

Cash Transfer within the Company and Restrictions on Dividends Distribution

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance. Currently, our subsidiary in the PRC may purchase currencies to transfer cash within the Company among subsidiaries in and out of the PRC for, among other things, payment of cash dividends to us, if any, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future and therefore limit our ability to transfer cash within the Company among subsidiaries in and out of the PRC. The limitation over cash transfer within the Company does not raise additional liquidity risk as all of our liabilities are also denominated in RMB and we conduct our business primarily through the consolidated VIE in China.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Therefore, these statutory reserves, along with the registered capital of the PRC entities are considered as restricted. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are $42,106,851 and $41,224,415 as of December 31, 2022 and 2021, respectively.

In 2022, $9.9 million proceeds received from issuing of ordinary shares have been transferred to the VIE through intercompany loans, which were fully eliminated on our consolidated financial statements.

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

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We are qualified as an “emerging growth company” and under the JOBS Act we will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

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

Recently Issued Accounting Pronouncements

The Company has evaluated pronouncements recently issued but not yet adopted. The adoption of these pronouncements is not expected to have a material impact on the Company’s consolidated financial statements.

5B. Liquidity and Capital Resources

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through the consolidated VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon service fee paid by Shanghai Juhao. If Shanghai Juhao incurs debt on its behalf in the future, the instruments governing its debt may restrict its ability to pay service fee to us. In addition, Shanghai Juhao is permitted to pay service fee to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Shanghai Juhao is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Additionally, Shanghai Juhao may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion fund and staff bonus and welfare funds, at its discretion. Shanghai Juhao may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

For the year ended December 31, 2022, we reported a net loss of $11.5 million and negative operating cash flows of $12.0 million, which were primarily due to our vigorously implementing our business strategy to increase leading brands on our platform to drive more traffic to our online platform and attract more users and distributors.

On June 13, 2022 and October 11, 2022, the Company received proceeds of approximately $9.9 million from issuing ordinary shares. The Company used part of the proceeds to expand its business and execute its growth strategy by increasing enriching product selections and increasing cooperation with leading brands at home and abroad, which has brought more traffic to the online platform and attracted more users and distributors. As a result, the Company’s revenue increased by approximately $39.1 million in 2022 from 2021, cost of revenues increased by approximately $44.5 million in 2022 from 2021. The growth in business also resulted in an increase of $3.1 million in inventory and an increase of $18.0 million in prepayment for products purchased by the end of 2022, as well as an increase of $1.5 million in outstanding balance of accounts receivable, which was mainly due to significant increase in sales to local distributors and wholesalers which were provided with certain credit terms based on management’s assessment on their creditworthiness. All these were the main reasons for the net loss and cash outflow of the Company in 2022.

Presently, the Company’s principal sources of liquidity are proceeds from its public offering and private placements. As of December 31, 2022, the Company had cash and restricted cash of approximately $16.7 million and working capital of $28.3 million. $13.5 million of the cash were held by the VIE with banks and financial institutions inside China as the Company conducted its operations primarily through the consolidated VIE in China. With the uncertainty of the current market, the management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of March 31, 2023, approximately $4.4 million, or 66%, of its accounts receivable balance as of December 31, 2022 were collected, and approximately $18.5 million or 82% of its advances to supplier balance as of December 31, 2022 were utilized.

Based on our current operating plan, we believe that the above-mentioned measures, including cash and restricted cash on hand of approximately $16.7 million and bank borrowing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s consolidated financial statements are issued.

The following table sets forth summary of our cash flows for 2022, 2021 and 2020:

	For the Years
	Ended December 31,
	2022	2021	2020
	(in thousands)
Net cash provided by (used in) operating activities	$(11,993)	$(18,034)	$6,889
Net cash used in investing activities	(1,338)	(6,637)	(117)
Net cash provided by financing activities	9,938	27,212	10,795
Effect of exchange rate change on cash	(1,139)	465	665
Net increase (decrease) in cash and cash equivalents	(4,532)	3,006	18,233
Cash, beginning of the year	21,250	18,244	12
Cash, end of the year	16,718	21,250	18,244

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview --“Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) operating leases; (iii) income taxes; and (iv) consolidation of Variable Interest Entity and its subsidiaries. See Note 2—Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

Allowance for credit losses

We maintain an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses, we consider various factors, including historical experience, credit-worthiness of customers, current and reasonable forecasted future economic conditions, aging of the accounts receivable balances, payment patterns, and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326––Financial Instruments––Credit Losses. We also consider to provide specific allowance for credit losses for those accounts receivable balances when facts and circumstances have emerged to indicate that these receivables are unlikely to be collected. Changes in these estimates and assumptions could materially affect the quantity of credit losses. As of December 31, 2022 and 2021, the allowance for credit losses for accounts receivable was $84,400 and $103,805, respectively.

Inventories

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. We periodically evaluate inventories for their net realizable value adjustments, and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2022, 2021 and 2020, write down of $1,102,119, $329,639 and $24,172, respectively were recorded in cost of revenues in the consolidated statements of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Haiting Li	52	Chief Executive Officer, Director, Chairman of the Board
Lu Qian	38	Chief Financial Officer
Dan (Jessie) Zhao	50	Director and Vice President
Haitao Wang(1)(2)(3)	54	Independent Director
Y. Tristan Kuo(1)(2)(3)	68	Independent Director
William Morris(1)(2)(3)	69	Independent Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of corporate governance and nominating committee.

Biography

Haiting Li. Mr. Li was appointed as Chairman and director of the Board and the Chief Executive Officer of the Company on March 1, 2023. Mr. Li served as the Chairman of Beijing LianFu Network Technology Co., Ltd. from October 2019 to February 2023. From May 2008 to September 2019, Mr. Li was the Chairman and general manager of Jinan Lingzhi Zhongcheng Marketing Co., Ltd. From January 1998 to May 2008, Mr. Li was the general manager of Jinan Lingzhiren Marketing Co., Ltd. From May 1994 to December 1997, Mr. Li was the Manager of Zibo Lingzhi Marketing Co., Ltd. Mr. Li received his bachelor degree of engineering in Industrial Electrical Automation major from Shandong Institute of Civil Engineering in July 1992.

Lu Qian. Mr. Qian was appointed as the Chief Financial Officer of the Company on December 15, 2022. Mr. Qian has served as the financial controller of Shanghai Juhao Information Technology Co., Ltd., the operating variable interest entity of the Company from November 16, 2020 to December 14, 2022. Mr. Qian was the Chief Financial Officer of the Company from July 1, 2020 to November 15, 2020. From February 2018 to June 2020, Mr. Qian was the financial controller of Financial Management Department of Jiangsu Longrich Bioscience Co. Ltd. From June 2012 to February 2018, Mr. Qian was the director of the accounting team of Financial Management Department of Jiangsu Longrich Bioscience Co. Ltd. Mr. Qian received his bachelor’s degree in from Jiangsu University in June 2006 with a major in accounting.

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

Y. Tristan Kuo. Mr. Kuo was appointed as a member of our board of directors on December 23, 2020. Since September 2022, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Cine Top Culture Holdings Limited. Since August 29, 2022, Mr. Kuo has served as a consultant and was the chief financial officer of Aerkomm Inc. (EuroNext-Paris: AKOM, OTCQX: AKOM) from April 10, 2017 to August 28, 2022. From November 1, 2019 to December 16, 2021, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products September 2007 to May 2008. Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

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

6.B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately $221,132 in cash to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

As of May 14, 2023, 709,500 shares were granted and outstanding under the Equity Plan. The following paragraphs summarize the terms of the Equity Plan:

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

On November 26, 2021, the Compensation Committee of the Board of the Company (the “Compensation Committee”) granted Ms. Mei Cai, the then Chief Financial Officer of the Company, 80,000 Restricted Stock Units (“RSUs”) under the Company’s 2021 Omnibus Equity Plan. Each RSU represents the right to receive one ordinary share of the Company. The restricted period for the RSUs shall lapse as to twenty-five percent (25%) of the RSUs on each of the grant date, March 31, 2022, June 30, 2022 and September 30, 2022, respectively, subject to Ms. Cai remaining in the continuous service of the Company or its affiliates on each applicable date. Ms. Cai also entered into a Restricted Stock Unit Award Agreement with the Company on November 26, 2021. As of December 31, 2022, 80,000 shares have been issued to Ms. Cai.

On April 11, 2022, (the “Grant Date”), the Compensation Committee granted stock awards of 500,500 ordinary shares of the Company (the “Shares”), pursuant to the Company’s 2021 Omnibus Equity Plan, to sixteen officers, directors and employees of the Company and its controlled variable interest entity (the “Grantees”), including: 120,000 shares to Zhiwei Xu, Chief Executive Officer and Chairman of the Board of the Company; 35,000 shares to Dan Zhao, Vice President and a director of the Board of the Company; 3,500 shares to William Morris, a director of the Board of the Company, 3,500 shares to Tristan Kuo, a director of the Board of the Company, and 3,500 shares to Haitao Wang, a director of the Board of the Company (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on April 11, 2022. As of May 14, 2023, the Shares have been issued to the Grantees, expect for one grantee with 35,000 shares.

On June 30, 2022, the Compensation Committee approved the grant of Restricted Stock Units (“RSU”) of 120,000 ordinary shares to Mr. Zhiwei Xu, the Company’s then Chief Executive Officer and 39,000 ordinary shares to the Company’s Vice President under the 2021 Omnibus Equity Plan for service period from July 1, 2022 to June 30, 2023. The RSUs granted to the then Chief Executive Officer and Vice President have a graded vesting schedule with 25% vested on June 30, 2022, 25% vested on October 1, 2022, 25% vested on January 1, 2023, and the remaining 25% vested on April 1, 2023. The last tranche of 30,000 RSUs granted to the then Chief Executive Officer was forfeited due to his resignation as the Chief Executive Officer effective on March 1, 2023. As of May 14, 2023, the vested shares have been issued to the Grantees.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of May 12, 2023.

Board Diversity Matrix (As of May 12, 2023)
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

In accordance with its charter, the Corporate Governance and Nominating Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating Committee shall:

●	Identify and screen individuals qualified to become Board members consistent with the criteria approved by the board of directors, and recommend director nominees to the board of directors for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings;

●	Recommend directors for appointment to Board committees;

●	Make recommendations to the board of directors as to determinations of director independence;

●	Oversee the evaluation of the board of directors;

●	Make recommendations to the board of directors as to compensation for the Company’s directors; and

●	Review and recommend to the board of directors the Corporate Governance Guidelines and Code of Business Conduct and Ethics for the Company.

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly, and the Company has determined that William Morris, Haitao Wang, Y. Tristan Kuo are “independent directors” as defined by NASDAQ.

6.D. Employees

As of December 31, 2022, we had a total of 218 employees. We had a total of 242 employees as of December 31, 2021. The following table sets forth the breakdown of our employees as of December 31, 2022 by function:

Category	Number of Employees	Percentage of workforce
Management	35	16.06%
Fulfillment Center	102	46.79%
IT	10	4.59%
Finance and Accounting	22	10.09%
Investment	2	0.92%
Quality Control	5	2.29%
Customer Service	16	7.34%
Product Development	5	2.29%
Design	7	3.21%
HR	8	3.67%
Benefits	6	2.75%
Total	218	100%

As of December 31, 2022, 14 of our employees were based in Shanghai, where our principal executive offices are located, and 166 employees were located in Changshu City, 38 employees were in other field offices in China.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 12, 2023 for:

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

The calculations in the table below are based on 34,174,065 ordinary shares issued and outstanding as of the date of May 12, 2023.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Jowell Global Ltd., 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082. Our telephone number at this address +86-21-5521-01874.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Haiting Li	-	-
Lu Qian	-	*
Dan (Jessie) Zhao	19,600	*
Y. Tristan Kuo	3,500	*
William Morris	3,500	*
Haitao Wang	3,500	*
All directors and executive officers as a group (six individuals):	30,100	*
5% or Greater Shareholders:
Jowell Holdings Ltd. (1)	5,341,380	15.6
Zhiwei Xu (1)	5,450,465	15.9

(1)

Including 109,085 shares owned by Zhiwei Xu directly and 5,341,380 shares owned by Jowell Holdings Ltd. Mr. Zhiwei Xu was the Chairman of our Board and Chief Executive Officer of the Company until March 1, 2023 and he is the sole shareholder of Jowell Holdings Ltd. a British Virgin Islands company. The registered address of Jowell Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Mr. Zhiwei Xu also owns all 750,000 of the Company’s outstanding preferred shares, and each holder of one preferred share has the right to 2 votes at a meeting of the shareholders of the Company and his address is 30 Xinzhuang Section, Jiangsu Provincial Road 227, Changshu, Suzhou, China.

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

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

Other Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions

Longrich Group and its subsidiaries	Controlled by Mr. Zhiwei Xu, a major shareholder of the Company	Purchase and operating leases
Longliqi International (NIG) Limited	Controlled by Mr. Zhiwei Xu	Sales
Longrich Goalbridge Company Limited	Controlled by Mr. Zhiwei Xu	Sales
Longrich America Int’l, Inc.	Controlled by Mr. Zhiwei Xu	Sales
Longrich Bioscience (M) Berhad	Controlled by Mr. Zhiwei Xu	Sales

Due to related parties:

The balance in due to related parties account amounted to $178,816 and $134,381 as of December 31, 2022 and 2021, respectively. These dues to related parties, subsidiaries of Longrich Group, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2022, the Company had four leases from its related party, subsidiaries of Longrich Group, and one lease from its related party, Suzhou Colori Cosmetics, both related parties are controlled by Mr. Zhiwei Xu, a major shareholder of the Company. The Company is obligated to pay quarterly based rents under these lease agreements. See Note 14 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $44,886,549, $73,876,430 and $82,551,615 for the years ended December 31, 2022, 2021 and 2020, respectively.

Related party sales:

The Company made sales to related parties controlled by Mr. Zhiwei Xu, a major shareholder of the Company, in the amount of $160,055, $1,521,566 and $1,522,546 for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had accounts receivable of $285,530 and $480,111 related to these sales.

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

Our authorized share capital consists of: (i) 450,000,000 Ordinary Shares, par value $0.0001 per share and (ii) 50,000,000 Preferred Shares, par value $0.0001 per share. As of May 12, 2023, 34,174,065 Ordinary Shares and 750,000 Preferred Shares are issued and outstanding.

Our shareholders adopted our current amended and restated memorandum and articles of association by way of a special resolution on July 1, 2020.

Our registered office in the Cayman Islands is located at P. O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

According to clause 3 of our current amended and restated memorandum of association, the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other Law of the Cayman Islands.

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat the consolidated variable interest entity, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Information with respect to foreign financial assets

Certain U.S. Holders who are individuals (and, under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

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

10.J. Annual Report to Security Holders

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

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to December 31, 2022, we have used some of net proceeds received from our initial public offering, including approximately $2.8 million to upgrade our online platform and its infrastructure construction with new technologies, approximately $4.6 million to invest in Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. for loan support to future owners of Juhao Best Choice Stores and approximately $10.0 million for the purchase of inventory, marketing expenses and payment of insurance fees. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weaknesses identified relates to: (i) our lack of in-house accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC and (ii) unauthorized users had privileged access in Yonyou system application level and database administrator (DBA) of Yonyou system had privileged access in application level which caused the requirement of segregation of duty of Yonyou system was not met. Due to the foregoing material weaknesses, management concluded that as of December 31, 2022, our internal control over financial reporting was ineffective.

To remedy our identified material weaknesses identified to date, we have hired an external accountant who has extensive experience in US GAAP and SEC reporting to help us in the preparation of our financial reports, and we also plan to undertake steps to strengthen our internal control over financial reporting, including (i) recruiting more financial reporting and accounting personnel who have adequate U.S. GAAP and SEC reporting knowledge, (ii) implementing regular and continuous U.S. GAAP and SEC accounting and financial reporting training programs for our accounting and financial personnel, and (iii) segregate the duties and control the authorization to the access in application level of Yongyou system by DBA.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner, or at all. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business—We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our registered public accounting firm because we are an emerging growth company.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm, for the year ended December 31, 2022 and by Friedman LLP, our former independent registered public accounting firm, for the years ended December 31, 2022 and 2021.

	Year Ended December 31, 2022		Year Ended December 31, 2021
Audit fees(1)	$310,000	(5)	$280,000
Audit related fees(2)	-		-
Tax fees(3)	-		-
All other fees(4)			-
TOTAL	$310,000		$280,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

(5)	$250,000 was for Marcum Asia CPAs LLP and $60,000 was for Friedman LLP.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services rendered by Friedman LLP prior to November 21, 2022, and as of and after November 21, 2022, by Marcum Asia CPAs LLP to the Company are permissible under any applicable laws and regulations. During fiscal year 2022, all services performed by Friedman LLP and Marcum Asia CPAs LLP were approved in advance by the Audit Committee.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 21, 2022, the Audit Committee (the “Audit Committee”) of Board of Directors of the Company approved the dismissal of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm and the engagement of Marcum Asia CPAs LLP (“Marcum Asia”) to serve as the independent registered public accounting firm of the Company. The Company has been notified by Friedman that it has combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman served as the Company’s independent registered public accounting firm through November 20, 2022. The services previously provided by Friedman are now provided by Marcum Asia.

The audit reports of Friedman on the consolidated financial statements of the Company for each of the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period through November 20, 2022, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference thereto in its report on the financial statements for such years, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 25, 2022.

During the two fiscal years ended December 31, 2020 and 2021 and through the subsequent interim period to November 20, 2022, neither the Company nor anyone on its behalf consulted Marcum Asia with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Friedman (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, or Nasdaq, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; and Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-30.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.2*	Description of Securities
4.1	Form of Underwriters’ Warrant (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.2	Exclusive Business Cooperation and Management Agreement, by and among Shanghai Jowell Technology Co., Ltd., Shanghai Juhao Information Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.3	Equity Interest Pledge Agreement, by and among Shanghai Jowell Technology Co., Ltd., Zhiwei Xu,Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.4	Exclusive Option Agreement, by and among Jowell Technology Limited, Shanghai Jowell Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.5	Power of Attorney by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.6	Confirmation Letter by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.7	Power of Attorney by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.8	Confirmation Letter by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.9	Spousal Consent Letter by the spouse of Mr. Zhiwei Xu dated November 1, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.10	Power of Attorney by Ruixia Yang, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)

4.11	Spousal Consent Letter by the spouse of Ruixia Yang dated October 10, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.12	Form of LHH (Love Home Health) Franchise Store Contract (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.13	Form of Juhao Mall Marketplace and Service Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.14	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Jiangsu Longrich Bioscience Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.15	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Karlie Cosmetics Manufacturing Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.16	Employment Agreement by and between Zhiwei Xu and the Company dated July 1, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.17	Employment Agreement by and between Mei Cai and the Company dated November 15, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.18	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.19	Director Agreement by and between the Company and Y. Tristan Kuo (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.20	Director Agreement by and between the Company and Haitao Wang (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.21	Director Agreement by and between the Company and William Morris (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.22	Employment Agreement by and between Zhiwei Xu and the Company dated July 1, 2021 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 6, 2021)
4.23	Capital Increase Agreement by and among Shanghai Juhao Information Technology Co., Ltd., Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. and its shareholders dated July 27, 2021 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 29, 2021)
4.24	Jowell Global Ltd. 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on August 9, 2021)
4.25	Employment Agreement by and between Mei Cai and the Company dated on November 26, 2021 (incorporated herein by reference to Exhibit 99.1 to the Form 6-K, filed with the SEC on November 30, 2021)
4.26	Warehouse Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.27	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.28	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.23 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.29	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated December 31, 2020 (incorporated herein by reference to Exhibit 10.24 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.30	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated May 1, 2021 (incorporated herein by reference to Exhibit 4.30 to Form 20-F filed with the SEC on April 25, 2022)

4.31	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on September 1, 2021. (incorporated herein by reference to Exhibit 4.31 to Form 20-F filed with the SEC on April 25, 2022)
4.32	Warehouse Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. dated January 1, 2022 (incorporated herein by reference to Exhibit 4.32 to Form 20-F filed with the SEC on April 25, 2022)
4.33	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated January 1, 2022 (incorporated herein by reference to Exhibit 4.33 to Form 20-F filed with the SEC on April 25, 2022)
4.34	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on January 1, 2022 (incorporated herein by reference to Exhibit 4.34 to Form 20-F filed with the SEC on April 25, 2022)
4.35	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on January 1, 2022 (incorporated herein by reference to Exhibit 4.35 to Form 20-F filed with the SEC on April 25, 2022)
4.36	Form of Unrestricted Stock Award Agreement (incorporated herein by reference to Exhibit 4.36 to Form 20-F filed with the SEC on April 25, 2022)
4.37	Form of Securities Purchase Agreements (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with SEC on June 17, 2022)
4.38	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with SEC on October 12, 2022)
4.39	Letter from Friedman LLP dated November 25, 2022 (incorporated herein by reference to Exhibit 16.1 to Form 6-K filed with SEC on November 25, 2022)
4.40*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Shanghai Longrich Industry Co., Ltd. on December 15, 2022.
4.41*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022.
4.42*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022.
4.43*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 14, 2022.
4.44*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022.
4.45	Employment Agreement by and between Lu Qian and the Company dated December 15, 2022 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on December 16, 2022)
4.46	Employment Agreement by and between Haiting Li and the Company dated March 1, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on March 3, 2023)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yiyou Tianyuan Law Firm
15.2*	Consent of Friedman LLP
15.3*	Consent of Marcum Asia CPAs LLP
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jowell Global Ltd.

/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

Date: May 15, 2023

JOWELL GLOBAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JOWELL GLOBAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Jowell Global Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jowell Global Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2019. (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York
May 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Jowell Global Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jowell Global Ltd. and Subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor from 2019 to 2022.

New York, New York

April 25, 2022

JOWELL GLOBAL LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021
ASSETS
Current Assets:
Cash	$13,718,102	$18,249,737
Restricted cash	3,000,000	2,999,990
Accounts receivable	6,208,606	4,966,226
Accounts receivable - related parties	285,530	480,111
Advance to suppliers	21,742,495	5,211,542
Inventories	13,278,205	12,316,766
Prepaid expenses and other current assets	1,668,775	2,082,409
Total current assets	59,901,713	46,306,781

Long-term investment	4,454,993	4,861,824
Property and equipment, net	1,019,720	524,428
Intangible assets, net	855,112	386,510
Right of use lease assets, net	3,389,536	5,284,379
Other non-current asset	919,720	1,090,471
Deferred tax assets	661,692	273,525
Total Assets	$71,202,486	$58,727,918

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	$2,464,375	$2,672,366
Accounts payable	6,331,437	5,054,867
Accounts payable - related parties	1,806,352	2,333,455
Deferred revenue	18,395,244	2,060,872
Deferred revenue - related parties	74,088	93,170
Current portion of operating lease liabilities	1,179,237	1,317,006
Accrued expenses and other liabilities	1,105,241	1,341,690
Due to related parties	178,816	134,381
Taxes payable	102,359	43,019
Total current liabilities	31,637,149	15,050,826

Non-current portion of operating lease liabilities	2,099,430	3,993,641
Total liabilities	33,736,579	19,044,467

Commitments and contingencies

Equity
Common stock, $0.0001 par value, 450,000,000 shares authorized, 34,124,565 and 25,677,965 issued and outstanding at December 31, 2022 and 2021, respectively	3,413	2,568
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at December 31, 2022 and 2021, respectively	75	75
Additional paid-in capital	52,557,552	40,827,231
Statutory reserves	394,541	394,541
Accumulated deficit	(14,572,425)	(3,036,045)
Accumulated other comprehensive income (loss)	(950,720)	1,495,081
Total Jowell Global Ltd. Stockholders’ Equity	37,432,436	39,683,451
Noncontrolling interest	33,471	-
Total Equity	37,465,907	39,683,451

Total Liabilities and Equity	$71,202,486	$58,727,918

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2022	2021	2020
Net Revenues
Revenues - third party	$209,821,251	$169,390,433	$95,356,627
Revenues - related party	160,055	1,521,566	1,522,546
Total Net Revenues	209,981,306	170,911,999	96,879,173

Operating Expenses:
Cost of revenues	(203,738,021)	(159,259,496)	(86,404,697)
Fulfillment expenses	(3,699,690)	(3,757,991)	(2,269,768)
Marketing expenses	(8,795,340)	(9,380,401)	(1,027,895)
General and administrative expenses	(5,788,952)	(5,506,614)	(2,063,997)
Total operating expenses	(222,022,003)	(177,904,502)	(91,766,357)

Income (Loss) From Operations	(12,040,697)	(6,992,503)	5,112,816

Other Income (Expenses), net
Interest expense	(117,070)	(92,257)	-
Investment income (loss)	(29,203)	301,778	-
Government subsidy income	-	318,783	-
Other income (expense), net	235,025	(115,393)	6,106
Other Income, net	88,752	412,911	6,106

Income (loss) Before Income Taxes	(11,951,945)	(6,579,592)	5,118,922

Provision (Benefit) for Income Taxes	(420,164)	(190,516)	1,532,230
Net Income (Loss)	(11,531,781)	(6,389,076)	3,586,692

Less: net income attributable to noncontrolling interest	4,599	-	-

Net Income (Loss) Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(11,536,380)	$(6,389,076)	$3,586,692

Earnings (Loss) Per share – Basic and Diluted	$(0.39)	$(0.26)	$0.18

Weighted Average Shares Outstanding – Basic and diluted	29,555,551	24,562,248	20,222,976

Net Income (Loss)	$(11,531,781)	$(6,389,076)	$3,586,692

Other Comprehensive income, net of tax
Foreign currency translation gain (loss)	(2,446,705)	671,219	783,406
Total Comprehensive income	(13,978,486)	(5,717,857)	4,370,098

Less: comprehensive income attributable to non-controlling interest	3,695	-	-

Comprehensive Income (Loss) Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(13,982,181)	$(5,717,857)	$4,370,098

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Common Stock		Preferred Stock		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Jowell Global Ltd. Stockholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Capital	Reserves	deficit)	Income (loss)	Equity	interest	Equity

Balance at January 1, 2020	20,000,000	$2,000	750,000	$75	$4,171,235	$94,837	$66,043	$40,456	$4,374,646	$-	$4,374,646

Issuance of Ordinary Shares	1,149,425	115	-	-	9,999,885	-	-	-	10,000,000	-	10,000,000
Net income for the year	-	-	-	-	-	-	3,586,692	-	3,586,692	-	3,586,692
Contribution made to statutory reserve	-	-	-	-	-	299,704	(299,704)	-	-	-	-
Foreign currency translation gain	-	-	-	-	-	-	-	783,406	783,406	-	783,406

Balance at December 31, 2020	21,149,425	$2,115	750,000	$75	$14,171,120	$394,541	$3,353,031	$823,862	$18,744,744	$-	$18,744,744

Issuance of Ordinary Shares, net of offering expenses	4,271,429	427	-	-	25,684,937	-	-	-	25,685,364	-	25,685,364
Share-based compensation	120,000	12	-	-	971,188	-	-	-	971,200	-	971,200
Exercise of warrants	137,111	14	-	-	(14)	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(6,389,076)	-	(6,389,076)	-	(6,389,076)
Foreign currency translation gain	-	-	-	-	-	-	-	671,219	671,219	-	671,219

Balance at December 31, 2021	25,677,965	$2,568	750,000	$75	$40,827,231	$394,541	$(3,036,045)	$1,495,081	$39,683,451	$-	$39,683,451

Issuance of Ordinary Shares	7,806,600	781	-	-	9,882,459	-	-	-	9,883,240	-	9,883,240
Share-based compensation	640,000	64	-	-	1,847,862	-	-	-	1,847,926	-	1,847,926
Capital contributed by minority shareholder							-		-	29,776	29,776
Net loss for the year	-	-	-	-	-	-	(11,536,380)	-	(11,536,380)	4,599	(11,531,781)
Foreign currency translation gain	-	-		-	-	-	-	(2,445,801)	(2,445,801)	(904)	(2,446,705)
			-
Balance at December 31, 2022	34,124,565	3,413	750,000	$75	$52,557,552	$394,541	$(14,572,425)	$(950,720)	$37,432,436	$33,471	$37,465,907

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities:
Net income (loss)	$(11,531,781)	$(6,389,076)	$3,586,692
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	363,648	185,484	25,926
Loss (income) from long-term investment	29,203	(143,849)	-
Allowance for doubtful accounts	579,938	451,127	-
Amortization of operating lease right-of-use assets	1,557,714	880,551	156,543
Inventory reserve	1,102,119	329,639	24,172
Deferred income taxes	(420,514)	(263,249)	(6,044)
Share-based compensation	1,847,926	971,200	-
Changes in operating assets and liabilities:
Accounts receivables	(1,661,261)	(4,688,990)	(289,767)
Accounts receivable - related Parties	161,460	217,500	(646,285)
Inventories	(3,074,027)	(4,983,104)	(4,518,720)
Advance to suppliers	(17,985,535)	(3,335,276)	(1,861,778)
Advance to suppliers - related parties	-	590,738	7,583,425
Prepaid expenses and other current assets	263,847	(1,375,344)	218,550
Accounts payables	1,715,092	(776,146)	2,445,100
Accounts payables - related parties	(101,225)	2,234,057	-
Trade notes payable	-	(588,215)	550,221
Deferred revenue	16,928,087	401,233	(396,109)
Operating lease liabilities	(1,696,455)	(868,766)	(143,339)
Taxes payable	64,380	(982,105)	830,726
Accrued expenses and other liabilities	(135,591)	98,632	(669,939)
Net cash provided by (used in) operating activities	(11,992,975)	(18,033,959)	6,889,374

Cash flows from investing activities:
Long-term investment in a noncontrolling entity	-	(4,650,150)	-
Advance for purchase of fixed assets	-	(951,874)	(115,414)
Purchase of intangible assets	(677,702)	(426,370)	-
Purchase of equipment	(660,488)	(609,014)	(1,332)
Net cash used in investing activities	(1,338,190)	(6,637,408)	(116,746)

Cash flows from financing activities:
Private placements issuance	-	-	10,000,000
Deferred offering costs	-	-	(379,961)
Proceeds from issuance of Ordinary Shares	9,883,240	-	-
Net proceeds from the Initial Public Offering	-	25,685,364	-
Proceeds from short-term loans	2,530,929	2,635,085	-
Repayment of short-term loans	(2,530,929)	-	-
Proceeds from related party loans	55,529	-	1,174,546
Repayment of related party loans	-	(1,108,311)	-
Net cash provided by financing activities	9,938,769	27,212,138	10,794,585

Effect of exchange rate changes on cash and restricted cash	(1,139,229)	464,900	665,331

Net increase (decrease) in cash and restricted cash	(4,531,625)	3,005,672	18,232,544

Cash and restricted cash, beginning of year	21,249,727	18,244,055	11,511

Cash and restricted cash, end of year	$16,718,102	$21,249,727	$18,244,055
Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	13,718,102	18,249,737	18,244,055
Restricted cash	3,000,000	2,999,990	-
Total cash and restricted cash	$16,718,102	$21,249,727	$18,244,055

Supplemental disclosure information:
Cash paid for income tax	$-	$988,445	$839,325
Cash paid for interest	$117,070	$92,257	$-

Supplemental non-cash activities:
Cash paid in prior year for purchase of fixed assets	$-	$123,384	$-
Cash paid in prior year for purchase of intangible assets	$88,198	$-	$-
Right of use assets obtained in exchange for operating lease obligations	$34,090	$2,370,655	$3,480,231

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Organization and nature of business

Jowell Global Ltd. (“Jowell Global” or the “Company”) is a limited liability company established under the laws of the Cayman Islands on August 16, 2019 as a holding company. The Company, through the consolidated Variable Interest Entity (“VIE”), sells and distributes health and nutritional supplements, cosmetic products and certain household products sourced from manufacturers and distributors on its e-commerce platform and mobile applications, and offers an online marketplace that also enables third-party sellers to sell their products to the Company’s online consumers.

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

On October 31, 2019 and November 1, 2019, Shanghai Jowell entered into a series of VIE Agreements with the shareholders of Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”) and its shareholders, as amended on October 10, 2020. These agreements include: 1) an Exclusive Business Cooperation and Management Agreement; 2) an Equity Interest Pledge Agreement, 3) an Exclusive Option Agreement; 4) Powers of Attorney and 5) Spousal Consent Letters. Pursuant to these agreements, Shanghai Jowell has the exclusive rights to provide consulting services to Shanghai Juhao related to the business operation and management of Shanghai Juhao. For such services, Shanghai Juhao agrees to pay service fees equal to all of its net profit after tax payments to Shanghai Jowell. At the same time Shanghai Jowell has obligation to absorb all of the Shanghai Juhao’s losses. Such contractual arrangements are designed so that the operations of Shanghai Juhao are solely for the benefit of Shanghai Jowell and ultimately, the Company. The agreements remain in effect until and unless all parties agree to its termination, except the Exclusive Option Agreement that the effective term of 10 years and can be renewed for an additional 10 years. Until such termination, Shanghai Juhao may not enter into another agreement for the provision of management consulting services without the prior consent of Shanghai Jowell. In essence, Shanghai Jowell is able to consolidate the financials of Shanghai Juhao. Therefore, Shanghai Juhao is considered a Variable Interest Entity under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”, because the equity investments in Shanghai Juhao no longer have the characteristics of a controlling financial interest, and the Company, through Shanghai Jowell, is the primary beneficiary of Shanghai Juhao. Accordingly, Shanghai Juhao has been consolidated (See Note 2 – Consolidation of Variable Interest Entity).

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

Upon the reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong and Cayman Islands. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao and its subsidiaries	July 31, 2012	Shanghai, China	N/A (VIE)	Online Retail
Quanzhou Mingzhanda	May 20, 2022	Quanzhou, China	Subsidiary of VIE	Online Retail
Juhao Yuan	December 20, 2022	Hangzhou, China	Subsidiary of VIE	Brand Management

Shanghai Juhao has six wholly owned Juhao Best Choice Stores, located in the cities of Suzhou, Changshu and Wuhu, and twenty-eight wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Changshu, Nantong, Shanghai and Guangzhou.

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

Accordingly, the accounts of the Shanghai Juhao are consolidated into the Company’s financial statements pursuant to ASC 810-10, “Consolidation”. In addition, their financial positions and results of operations are included in the Company’s financial statements. The carrying amount of this VIE’s assets and liabilities before elimination of intercompany balances and transactions between the parent company, non-VIE subsidiaries, VIE and VIE’s subsidiaries are as follows:

	December 31, 2022	December 31, 2021

Current assets	$56,443,203	$42,129,500
Total non-current assets	$11,300,773	$12,421,137
Total assets	$67,743,976	$54,550,637
Total current liabilities	$66,032,076	$50,217,271
Total non-current liabilities	$2,099,430	$3,993,641

	For the years ended December 31,
	2022	2021	2020

Revenue	$209,981,306	$170,911,999	$96,879,173
Operating expenses	$218,805,217	$174,364,008	$90,776,328
Net income (loss)	$(8,338,701)	$(2,850,415)	$4,576,721

	For the years ended December 31,
	2022	2021	2020

Net cash provided by (used in) operating activities	$(11,849,660)	$(14,394,918)	$7,329,182
Net cash used in investing activities	$(1,426,388)	$(1,987,258)	$(116,746)
Net cash provided by financing activities	$9,635,309	$20,555,262	$5,752,534
Net increase (decrease) in cash	$(4,848,767)	$4,575,593	$13,630,301

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIE and the shareholders of the VIE are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	prohibit or restrict the transactions under VIE Agreements between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China through VIE.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE in the consolidated financial statements as it may lose the ability to exert control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIE. The Company, Jowell Tech, and Shanghai Jowell are essentially holding companies and do not have active operations as of December 31, 2022 and 2021. The Company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, allowance for doubtful accounts and advance to suppliers, valuation of inventories, and impairment of long-lived assets. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. As of December 31, 2022 and 2021, the Company had no cash equivalents.

Restricted cash

Restricted cash represents required cash deposit as a part of collateral for the bank loan (see Note 10). The Company earns interest at a variable rate per month on this deposit. As of December 31, 2022 and 2021, the Company had restricted cash of $3,000,000 and $2,999,990, respectively.

Accounts receivable, net of allowance for credit losses

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Accounts receivable are written off after all collection efforts have ceased. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment. As of December 31, 2022 and 2021, the allowance for credit losses for accounts receivable was $84,400 and $103,805, respectively. For the years ended December 31, 2022, 2021 and 2020, the recognized credit losses (reversed in collection) of ($11,631), $102,356 and $nil, respectively.

Inventories

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased, and has sole discretion in establishing prices for the goods to be sold. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Income (Loss). Write down of $1,102,119, $329,639 and $24,172 were recorded in cost of revenues in the consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Intangible assets, net

Intangible assets consist primarily of customized software systems purchased from third party vendors, used for accounting and business operation. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated useful economic life of 3 years to 10 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2022 and 2021.

Long-term investment

Equity investments without readily determinable fair values

Equity investments without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in accordance with ASC Topic 321, Investments – Equity Securities.

Equity method investments

For an investee company over which the Company has the ability to exercise significant influence, but does not have a controlling interest, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investment is recognized in the consolidated statements of comprehensive loss; and the Company’s share of post-acquisition movements in equity is recognized in equity in the consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which it has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which it has recorded an equity investment equals or exceeds the Company’s interest in the entity, it does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity investee.

The Company evaluates the equity method investments for impairment. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

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

Revenue recognition

The Company through its websites mainly www.1juhao.com and mobile applications, engages primarily in online sale of personal care products, nutritional supplements and general merchandise products sourced from manufacturers and distributors in China, and also offers an online marketplace that enables third-party sellers to sell their products to the Company’s consumers. Customers place their orders for products or services online primarily through the Company’s websites and mobile applications. Payment for the purchased products or services is generally made either before delivery or upon delivery.

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

The Company recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Company reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Company generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of December 31, 2022 and 2021, no return allowances were recorded.

The Company primarily sells cosmetic products, nutritional supplements and household products through online direct sales. The Company recognizes product revenues from the online direct sales on a gross basis as the Company is a principal because it controls the promised good or service before transferring it to a customer. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for fulfilling the promise to provide the product and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company has discretion in establishing the prices and control over the entire transaction. For the years ended December 31, 2022, 2021 and 2020, approximately $nil, $nil and $21.3 million cost of products were purchased, packed and delivered by the Company at the warehouse of a subsidiary of Jiangsu Longrich Group Co., Ltd (“Longrich Group”), a supplier controlled by the then CEO of the Company, which generated approximately $nil, $nil and $23.4 million revenues, respectively.

Other than revenue from online direct sales, the Company also earns service fees charged to third-party sellers for participating in the Company’s online marketplace, where the Company generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers. During the years ended December 31, 2022, 2021 and 2020, revenue from service fees were $123,208, $23,782, and $72,664, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in deferred revenue in the Company’s Consolidated Balance Sheets. As of December 31, 2022 and 2021, the Company had total deferred revenue of $18,469,332 and $2,154,042, respectively, which mainly represent the proceeds received for orders placed at end of each period, while the deliveries were accomplished at the beginning of the next periods, when they were recognized as revenue.

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

Cost of revenue

Cost of revenue consists primarily of purchase price of products, inbound shipping charges and write-downs of inventory. Shipping charges to receive products from the suppliers are included in the inventories and recognized as cost of revenues upon sale of the products to the customers.

Fulfillment expenses

Fulfillment expenses consist primarily of expenses charged by third-party couriers for dispatching and delivering the Company’s products and rental expenses of leased warehouses. Shipping cost included in fulfillment costs amounted to $2,074,452, $2,404,268 and $2,201,457 for the years ended December 31, 2022, 2021 and 2020, respectively.

Marketing expenses

Marketing costs primarily consist of targeted online advertising, payroll and related expenses for personnel engaged in marketing and selling activities. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

Advertising costs, which consist primarily of online advertising and outdoor advertising, are expensed as incurred, Advertising cost included in marketing expense amounted to $2,142,803, $3,285,558 and $131,419 for the years ended December 31, 2022, 2021 and 2020, respectively.

Income taxes

The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2022 and 2021. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company doesn’t believe that there was any uncertain tax positions as of December 31, 2022 and 2021, respectively.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2022 and 2021. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. As of December 31, 2022, the tax years ended December 31, 2018 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2022, 2021 and 2020, the Company had no potential common shares outstanding that could potentially dilute EPS in the future.

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

Concentrations

For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the Company’s total sales. For the year ended December 31, 2021, one customer accounted for approximately 15.8% of the Company’s total sales. For the year ended December 31, 2020, two customers accounted for approximately 18.6% and 10.6% of the Company’s total sales.

For the year ended December 31, 2022, two major suppliers, accounted for approximately 14% and 12% of the total purchases. For the year ended December 31, 2021, two major suppliers, accounted for approximately 45% and 24% of the total purchases. For the year ended December 31, 2020, one major supplier, a related party, accounted for approximately 87% of the total purchases. See Note 13 to the consolidated financial statements for additional information on related parities transactions.

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

As of December 31, 2022 and 2021, $13,526,957 and $18,237,655 of the Company’s cash and cash equivalents were on deposit at financial institutions in the PRC. In PRC, a company’s deposits at one bank are insured for a maximum of RMB500,000 in the event of bank failure. In Hong Kong and Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance.

The Company does not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly to many parts in China, the U.S. and globally. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government has imposed various strictive measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the Chinese New Year holiday in 2020. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. However, due to the outbreak of Omicron variant in many cities in China, including Xi’an, Hong Kong, Shanghai, Guangzhou and Suzhou, local governments imposed new restrictions and quarantine requirements with travel restrictions and temporary closure of office buildings and facilities, and the employees at our Shanghai office worked from home from March 30, 2022 to June 1, 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and caused disruption in our business operations in December 2022 and January 2023.

As an online retailer and retail platform, the Company’s operations in 2022 were not significantly negatively impacted by the pandemic. As the date of this report, the Chinese government has loosened its policy and there is no control measures due to COVID-19. However, the situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new variants. We will continue to closely monitor the situation throughout 2023 and beyond.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

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

The exchange rates in effect as of December 31, 2022 and 2021 were RMB1 for $0.1450 and $0.1572, respectively. The average exchange rates for the years ended December 31, 2022, 2021 and 2020 were RMB1 for $0.1489, $0.1550 and $0.1450, respectively.

Recent accounting pronouncements

The Company has evaluated pronouncements recently issued but not yet adopted. The adoption of these pronouncements is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3 – Liquidity

For the year ended December 31, 2022, the Company reported a net loss of approximately $11.5 million, negative operating cash flows of approximately $12.0 million, and accumulated deficit of approximately $14.6 million.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

Presently, the Company’s principal sources of liquidity are proceeds from its public offering, private placement, registered direct offering. As of December 31, 2022, the Company had cash and restricted cash of approximately $16.7 million and working capital of $28.3 million. $13.5 million of the cash were held by the VIE with banks and financial institutions inside China as the Company conducted its operations primarily through the consolidated VIE in China. With the uncertainty of the current market, management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of March 31, 2023, approximately $4.4 million, or 66%, of its accounts receivable balance as of December 31, 2022 were collected, and approximately $18.5 million or 82% of its advances to supplier balance as of December 31, 2022 were utilized. In addition, the Company’s Form F-3 registration was declared effective on August 31, 2022 (File No. 333-264109) and the Company may also seek equity financing from outside investors if necessary.

For the company’s operational strategy, in fiscal 2022, the Company continued focus on implementation of the Company’s business expansion plan in increase of its customer and distributor bases, products and brands promotions, and enhanced GMV quality. The management plans to take measures to reduce costs and gradually turn the company from the current loss into profit in next 1 to 2 years, such as reducing promotional expenses to increase gross profit, and reducing marketing expenses etc.

Based on its current operating plan, management believes that the above-mentioned measures, including cash and restricted cash on hand of approximately $16.7 million, bank borrowing and equity financing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s consolidated financial statements are issued.

Note 4 – Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2022	December 31, 2021

Trade accounts receivable from third parties	$6,293,006	$5,070,031
Trade accounts receivable from related parties	285,530	480,111
Subtotal	6,578,536	5,550,142
Less: allowance for doubtful accounts	(84,400)	(103,805)
Accounts receivable, net	$6,494,136	$5,446,337

Approximately 66% of the accounts receivable balances as of December 31, 2022 have been subsequently collected by March 31, 2023.

The movement of the allowance for doubtful accounts was as follows:

	December 31, 2022	December 31, 2021

Balance at the beginning of year	$103,805	$-
Additions charged to bad debt expense	-	102,356
Reversals when collected	(11,631)	-
Translation adjustments	(7,774)	1,449
Balance at the end of year	$84,400	$103,805

Note 5 – Inventories, net

Inventory consisted of the following:

	December 31, 2022	December 31, 2021

Goods in transit	$357,484	$601,689
Finished goods	12,920,721	11,715,077
Inventories, net	$13,278,205	$12,316,766

Note 6 – Advance to suppliers, net

The Company makes periodic advances to its suppliers for product purchases in the normal course of business. Advances to suppliers consisted of the following:

	December 31, 2022	December 31, 2021

Advances for products purchasing from third-parties	$22,644,684	$5,565,247
Less: allowance for doubtful accounts	(902,189)	(353,705)
Total	$21,742,495	$5,211,542

Approximately 82% of the advance to suppliers balance as of December 31, 2022 have been subsequently utilized by March 31, 2023. The remaining balance is expected to be collected or utilized by the end of June 2023.

Note 7 – Property and equipment, net

Property, plant and equipment, net, consisted of the following:

	December 31, 2022	December 31, 2021

Electronic equipment	$337,879	$335,788
Vehicles	149,346	149,442
Leasehold improvement	260,951	83,079
Office furniture	22,043	26,563
Subtotal	770,219	594,872
Construction in progress	495,551	80,330
Less: accumulated depreciation	(246,050)	(150,774)
Property and equipment, net	$1,019,720	$524,428

Depreciation expense was $109,900, $104,858 and $4,687 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 8 – Intangible assets, net

Intangible assets, net consisted of the following:

	December 31, 2022	December 31, 2021

Software	$1,219,705	$513,946
Less: accumulated amortization	(364,593)	(127,436)
Intangible assets, net	$855,112	$386,510

Amortization expense was $253,748, $80,626 and $21,239 for the years ended December 31, 2022, 2021 and 2020, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2023	205,859
2024	171,057
2025	74,576
2026	74,576
2027	74,576
Thereafter	254,468
Total	$855,112

Note 9 – Long-term investment

On July 27, 2021, Shanghai Juhao, a variable interest entity of Jowell Global entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its then existing shareholders. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. After the investment, Hongrun had 9 shareholders, including Jiangsu Longrich Group Co., Ltd., the largest shareholder with 29.17% equity interest of Hongrun, is also a related party of the Company. Other 7 shareholders are unrelated parties accounting for 51.87% equity interest in Hongrun. Mr. Zhiwei Xu, then Chairman of the Board of Directors and then Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. According to the Article of Association of Hongrun, the Board of Directors of Hongrun has 5 members, among whom Mr. Zhiwei Xu and another Director is from Longrich Group, accounting for 40% voting rights of the Board. Accordingly, Longrich Group and the Company in aggregate cannot exercise control but has significant influence over Hongrun. Accordingly, Shanghai Juhao has been accounting for the investment under equity method. For the year ended December 31, 2022, the Company generated $29,203 investment loss from Hongrun and did not recognize any impairment losses for the long-term investments.

Note 10 – Short-term Bank Loan

On March 21, 2022, Shanghai Juhao entered into a loan agreement with Shanghai Bank to borrow RMB 17 million (approximately $2.46 million) for working capital needs. Interest of the loan is 4.6% per annum. The loan is guaranteed by Jowell Tech, who signed a maximum pledge agreement with Shanghai Bank and agreed to pledge its deposit of $3.0 million as collaterals to safeguard RMB 17 million loans that the Shanghai Juhao may borrow from Shanghai Bank during the period of March 21, 2022 to March 21, 2023. As of December 31, 2022, the outstanding balance was RMB 17,000,000 (equivalent of $2,464,375 as of December 31, 2022). In March 2023, Shanghai Juhao repaid this loan upon maturity.

Note 11 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2022	December 31, 2021

Customer security deposits (a)	$736,939	$889,199
Payroll payable	279,152	404,928
Other payables	89,150	47,563
Total	$1,105,241	$1,341,690

a.	A majority of customer security deposits are from distributors who make bulk purchases from the Company. The Company offers these customers favorable pricing, but requires each of these customers to maintain a certain amount of security deposit to be a sales distributor. The deposits are interest-free and shall be returned to those customers when customers terminate their distribution relationship with the Company.

Note 12 - Equity

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

Issuance of Ordinary Shares

On June 13, 2022, the Company entered into securities purchase agreements with six investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in private placements of 5,230,000 ordinary shares of the Company at a purchase price of $1.20 per share for an aggregate offering price of $6,276,000.

On October 11, 2022, the Company entered into a securities purchase agreement with five purchasers, who are the product distributors and business partners of the Company in China. Pursuant to the agreement, the Company sold to them in a registered direct offering, an aggregate of 2,576,600 ordinary shares of the Company at a purchase price of $1.40 per share, for aggregate proceeds to the Company of $3,607,240. The shares were offered and sold by the Company pursuant to an effective shelf registration statement on Form F-3, which declared effective on August 31, 2022 (File No. 333-264109).

Underwriters Warrants

In connection with the March 19, 2021 offering, the Company agreed to grant to the Underwriters Warrants (“UW Warrants”) covering a number of Ordinary Shares equal to 10% of the aggregate number of the Ordinary Shares sold in the offering including any shares sold upon exercise of the over-allotment option, totaling 427,143 warrants. The warrants carry a term of 5 years and the exercise price is $9.10. The UW Warrants were not exercisable for a period of 180 days after the effective date of the offering. On November 25, 2021, the warrants holders provided the Company with the notice of exercise and elected the cashless exercise of the UW Warrants, which resulted in an aggregate of 137,111 Ordinary Shares issued based on the 5 days average market price of $13.402 per share. As of December 31, 2022 and 2021, no warrants were outstanding.

Preferred Stock

The Company initially had 50,000,000 authorized Preferred Shares and a total of 750,000 of its Preferred shares issued and outstanding, with a par value of US$0.0001. Each Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

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

On September 21, 2021, the Company filed Form S-8 with SEC to register 4,000,000 ordinary shares under the Company’s 2021 Omnibus Equity Plan which was approved by the Board of the Company on August 2, 2021 and by the shareholders of the Company at annual shareholders meeting on September 10, 2021. On November 26, 2021, the Company authorized the grant of Restricted Stock Units (“RSU”) of 80,000 ordinary shares to the Company’s then Chief Financial Officer under the Company’s 2021 Omnibus Equity Plan for service period from November 16, 2021 to November 15, 2022, which were valued based on the closing stock price of $10.06 at November 26, 2021, the grant date. The RSUs granted to the then Chief Financial Officer had a graded vesting schedule with 25% or 20,000 RSUs vested on November 26, 2021, 25% or 20,000 RSUs vested on March 31, 2022, 25% or 20,000 RSUs vested on June 30, 2022, and the remaining 25% or 20,000 RSUs vested on September 30, 2022. The Company follows ASC 718-10-35-8 Stock compensation – awards with graded vesting features to recognize compensation cost on a straight-line basis. The RSUs granted to the then Chief Financial Officer resulted in $201,200 compensation cost for the year ended December 31, 2021 and $603,600 compensation cost for the year ended December 31, 2022, which were charged to general and administrative expenses.

On April 11, 2022, the Company granted 500,500 shares as stock awards to its employees, officers and directors under the Company’s 2021 Omnibus Equity Plan, which were vested immediately. The fair value of these ordinary shares was $1,036,035 based on the closing stock price $2.07 on April 11, 2022.

On June 30, 2022, the Company authorized the grant of Restricted Stock Units (“RSU”) of 120,000 ordinary shares to the Company’s then Chief Executive Officer and 39,000 ordinary shares to the Company’s Vice President under the Company’s 2021 Omnibus Equity Plan for service period from July 1, 2022 to June 30, 2023, which were valued based on the closing stock price of $2.62 at June 30, 2022, the grant date. The RSUs granted to the then Chief Executive Officer and Vice President have a graded vesting schedule with 25% or 39,750 RSUs vested on June 30, 2022, 25% or 39,750 RSUs vested on October 1, 2022, 25% or 39,750 RSUs vested on January 1, 2023, and the remaining 25% or 39,750 RSUs vested on April 1, 2023. The Company follows ASC 718-10-35-8 Stock compensation – awards with graded vesting features to recognize compensation cost on a straight-line basis. The last tranche of 30,000 RSUs granted to the then Chief Executive Officer was forfeited due to his resignation as the Chief Executive Officer effective on March 1, 2023. The RSUs granted to the then Chief Executive Officer and Vice President resulted in $208,290 compensation cost for the year ended December 31, 2022 and $129,690 compensation cost for the year ended December 31, 2023, which were charged to general and administrative expenses.

In aggregate, share-based compensation expense amounted to $1,847,926, $971,200 and $nil for the years ended December 31, 2022, 2021 and 2020, respectively.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital, which is RMB 14 million (approx. $2 million) as of December 31, 2022. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2022 and 2021, the balance of statutory reserve was both $394,541.

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

The restricted net assets that include paid in capital and statutory reserve funds amounted to $42,106,851 and $41,224,415 as of December 31, 2022 and 2021, respectively.

Note 13 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Longrich Group and its subsidiaries	Controlled by a major shareholder of the Company	Purchase and operating leases
Longliqi International (NIG) Limited	Controlled by a major shareholder of the Company	Sales
Longrich Goalbridge Company Limited	Controlled by a major shareholder of the Company	Sales
Longrich America Int’l, Inc.	Controlled by a major shareholder of the Company	Sales
Longrich Bioscience (M) Berhad	Controlled by a major shareholder of the Company	Sales
Suzhou Colori Cosmetics	The then CEO of Suzhou Colori is a one major shareholder of the Company	Purchase and operating leases

Due to related parties:

The balance in due to related parties account amounted to $178,816 and $134,381 as of December 31, 2022 and 2021, respectively. These dues to related parties, subsidiaries of Longrich Group, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2022, the Company had four leases from its related party, subsidiaries of Longrich Group, and one lease from its related party, Suzhou Colori Cosmetics, both related parties are controlled by a major shareholder of the Company. The Company is obligated to pay a quarter base rent under these lease agreements. See Note 14 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $44,886,549, $73,876,430 and $82,551,615 for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had accounts payable of $1,806,352 and $2,333,455 related to these purchases.

Related party sales:

The Company made sales to related parties controlled by a major shareholder of the Company, in the amount of $160,055, $1,521,566 and $1,522,546 for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, the Company had accounts receivable of $285,530 and $480,111 related to these sales.

Note 14 - Leases

Leases from related parties

In April 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 136 square meters to open Jowell Best Choice Store at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The Company renewed and extended this lease with new maturity date on December 31, 2023. The rental payments related to this lease were $12,208 and $8,473 for the year ended December 31, 2022 and 2021, respectively.

In April, 2021, the Company entered into another one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 1,146 square meters for live stream base at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The Company renewed and extended this lease with new maturity date on December 31, 2023. The rental payments related to this lease were $78,250 and $54,312 for the year ended December 31, 2022 and 2021, respectively.

In August, 2021, the Company signed a three-year operating lease agreement with a subsidiary of Longrich Group to rent an office space with 3,956 square meters for Jowell Best Choice Store opening in Changshu City, Jiangsu Province. The lease term is from September 1, 2021 to August 31, 2024. The rental payments related to this lease were $153,130 and $53,144 for the year ended December 31, 2022 and 2021, respectively.

In August, 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent an office space with 350 square meters in Chengdu City, Sichuan Province. The lease term is from September 1, 2021 to August 31, 2022. The rental payments related to this lease were $11,910 and $6,200 for the year ended December 31, 2022 and 2021, respectively.

The Company also entered into following five lease agreements with its related parties controlled by a major shareholder of the Company, to lease warehouse and office spaces. The Company intend to continue these leases for the next two years.

On January 1, 2022, December 31, 2020 and January 1 2020, the Company entered into a one-year lease agreement with a subsidiary of Longrich Group to rent an office space of 700 square meters at Yangpu District, Shanghai, respectively. The rental payments related to these leases were $98,483, $115,681 and $95,913 for the year ended December 31, 2022, 2021 and 2020, respectively. The lease was renewed on December 31, 2022 for another one-year term.

On January 1, 2020, the Company entered into the second one-year operating lease agreement with a subsidiary of Longrich Group to rent a warehouse space with 500 square meters at Jiangsu Diye Industrial District. On January 1, 2022 and December 31, 2020, the Company renewed this lease agreement for another one-year term, respectively and the leased space is increased to 6,440 square meters. The rental payments related to these leases were $268,457, $324,296 and $20,299 for the year ended December 31, 2022, 2021 and 2020, respectively. The lease was renewed on January 1, 2023 for another one-year term.

On January 1, 2022, December 31, 2020 and January 1, 2020, the Company entered into the third one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 1,097 square meters at Longrich Industrial District, respectively. The rental payments related to this lease were $74,905, $90,242 and $83,505 for the year ended December 31, 2022, 2021 and 2020, respectively. The lease was renewed on January 1, 2023 for another one-year term.

On January 1, 2020, the Company entered into the fourth one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 404 square meters in Changshu City, Jiangsu Province. On January 1, 2022 and December 31, 2020, the Company renewed this lease agreement for another one-year term, respectively and the leased space is increased to 5,976 square meters. The rental payments related to this lease were $408,062, $492,939 and $32,261 for the year ended December 31, 2022, 2021 and 2020, respectively. The lease was renewed on January 1, 2023 for another one-year term.

Leases from third parties

In March 2021, the Company signed a ten-year operating lease agreement with an individual to lease an office space with 738.70 square meters in Hangzhou City, Zhejiang Province. The lease term is from May 20, 2021 to May 19, 2031. The rental payments related to this lease were $199,626 and $127,945 for the year ended December 31, 2022 and 2021, respectively.

On June 15, 2021, the Company signed a three-year operating lease agreement with a third party to lease an office space with 395 square meters in Urumchi City, Xinjiang Province. The lease term is from June 15, 2021 to June 14, 2024. The rental payments related to this lease were $43,793 and $24,824 for the year ended December 31, 2022 and 2021, respectively.

On May 28, 2021, the Company signed a two-years operating lease agreement with a third party to lease 273.59 square meters for office space in Tianjin City. The lease term is from August 1, 2021 to July 31, 2023. The rental payments related to this lease were $32,707 and $14,189 for the year ended December 31, 2022 and 2021, respectively.

On June 20, 2021, the Company signed a three-year operating lease agreement with a third party to lease 169 square meters for Jowell Best Choice Store opening in Suzhou City, Jiangsu Province. The lease term from July 20, 2021 to July 20, 2024. The rental payments related to this lease were $23,047 and $10,772 for the year ended December 31, 2022 and 2021, respectively.

In June, 2021, the Company signed a two-years operating lease agreement with a third party to lease 264.89 square meters for office space in Wuhan City, Hubei Province. The lease term is from June 20, 2021 to June 19, 2023. The rental payments related to this lease were $24,513 and $13,541 for the year ended December 31, 2022 and 2021, respectively.

On November 20, 2021, the Company signed a two-years operating lease agreement with a third party to lease 230 square meters for office space in Guangzhou City. The lease term is from December 1, 2021 to November 30, 2023. The rental payments related to this lease were $42,118 and $3,654 for the year ended December 31, 2022 and 2021, respectively.

On December 20, 2021, the Company signed a two-years operating lease agreement with a third party to lease 170.40 square meters for office space in Changchun City, Jilin Province. The lease term is from December 23, 2021 to December 22, 2023. The rental payments related to this lease were $17,676 and $445 for the year ended December 31, 2022 and 2021, respectively.

In March 2022, the Company signed a two-years operating lease agreement with a third party to lease 210.23 square meters for office space in Zhengzhou City, Henan Province. The lease term is from March 8, 2022 to March 7, 2024. The rental payment related to this lease was $16,395 for the year ended December 31, 2022.

In April 2022, the Company signed a two-years operating lease agreement with a third party to lease 268 square meters for office space in Wuhan City, Hubei Province. The lease term is from April 26, 2022 to April 25, 2024. The rental payment related to this lease was $21,784 for the year ended December 31, 2022.

Balance sheet information related to the operating lease is as follows:

	December 31, 2022	December 31, 2021
Operating lease assets:
Operating lease right of use asset – related party	$1,826,578	$3,297,318
Operating lease right of use asset – third party	1,562,958	1,987,061
Total operating lease assets	$3,389,536	$5,284,379

Operating lease obligations:
Operating lease liabilities – related party	$1,822,356	$3,451,864
Operating lease liabilities – third party	1,456,311	1,858,783
Total operating lease obligations	$3,278,667	$5,310,647

Current operating lease liabilities	$1,179,237	1,317,006
Non-current operating lease liabilities	2,099,430	3,993,641
Total operating lease obligations	$3,278,667	$5,310,647

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

December 31, 2022
Weighted-average remaining lease term	4.45 years
Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2022:

12 months ending December 31,
2023	$1,303,028
2024	1,111,641
2025	193,914
2026	193,914
2027	203,610
Thereafter	631,191
Total lease payments	3,637,298
Less: imputed interest	(358,631)
Total lease liabilities	$3,278,667

Note 15 – Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Jowell Global is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Jowell Tech is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD 2 million will be taxed at 16.5%. Jowell Tech is not subject to income tax for 2022, 2021 and 2020 because it had no activities within the three years.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. All of its PRC entities are subject to income tax at unified rate of 25%.

The provision (benefit) for income tax consists of the following:

	For the years ended December 31,
	2022	2021	2020

Current income tax provision	$350	$72,733	$1,538,273
Deferred income taxes benefit	(420,514)	(263,249)	(6,043)
Total	$(420,164)	$(190,516)	$1,532,230

Income (loss) before provision for income taxes is attributable to the following geographic locations:

	For the years ended December 31,
	2022	2021	2020

PRC	$(8,944,657)	$(4,549,717)	$6,108,951
Cayman and Hong Kong	(3,007,288)	(2,029,875)	(990,029)
Total	$(11,951,945)	$(6,579,592)	$5,118,922

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2022	2021	2020

China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	(6.3)%	(7.7)%	4.9%
Change of valuation allowance	(14.9)%	(13.4)%	-
Non-deductible expenses-permanent difference	(0.3)%	(1.0)%	-
Effective tax rate	3.5%	2.9%	29.9%

Components of deferred tax assets was as follows:

	December 31,	December 31,
	2022	2021
Deferred tax assets:
Net operating loss carryforward	$2,618,287	$959,537
Inventory reserve	351,397	90,128
Allowance for doubtful accounts	246,647	114,377
Valuation allowance on net operating loss	(2,554,639)	(890,517)
Total	$661,692	$273,525

The Company’s PRC subsidiaries had cumulative net operating losses of approximately $10.5 million and $3.5 million as of December 31, 2022 and 2021, respectively. $3.5 million and $7.0 million may be available for reducing future taxable income before December 31, 2026 and 2027, respectively.

On December 31, 2022, the Company has provided full valuation allowance on deferred tax assets for net operating loss that the Company estimated unrealizable in the foreseeable future due to expected future operating loss in certain entities. As of December 31, 2022 and 2021, the valuation allowance was $2,554,639 and $890,517, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Taxes Payable

The Company’s taxes payable consists of the following:

	December 31, 2022	December 31, 2021

VAT tax payable	$56,474	$7,928
Income tax payable	6,166	6,661
Other taxes payable	39,719	28,430
Total	$102,359	$43,019

Note 16 – Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker, i.e., the Chief Executive Officer, for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company has determined that it has only one operating segment.

The following table presents revenue by major merchandise categories for the years ended December 31, 2022, 2021 and 2020, respectively:

	For the years ended December 31,
	2022	2021	2020
Cosmetic products (a)	$99,282,495	$78,840,654	$18,700,973
Health and nutritional supplements (b)	39,948,764	56,104,342	52,372,561
Household products (c)	70,626,839	35,943,221	25,732,975
Others	123,208	23,782	72,664
Total	$209,981,306	$170,911,999	$96,879,173

(a)	Cosmetic products mainly include products of lotion, skin care, oral care, shampoo, soap and fragrance.
(b)	Health and nutritional supplements are health care supplements such as vitamins, edible fungus, functional capsules, etc.
(c)	Household Products are consumer products, which mainly includes functional shoes, smartphones, cooking pot and tampons.

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s merchandises are sold in PRC.

Note 17 – Subsequent events

On January 1, 2023 and on April 1, 2023, the Company issued ordinary shares of 39,750 and 9,750, respectively, to the Company’s directors for the RSU vested as discussed in Note 12. The fair value of these ordinary shares was $129,690 based on the closing stock price $2.62 on the grant date.

On February 28, 2023, the Board of Directors (the “Board”) of the Company received a resignation letter from Mr. Zhiwei Xu to resign from his positions as the Chairman and director of the Board and the CEO of the Company, effective on March 1, 2023. Mr. Xu indicated that his resignation is not because of any disagreement with the Company, its management or its directors. On March 1, 2023, the Company appointed Mr. Haiting Li as Chairman and director of the Board and the CEO of the Company.

On April 13, 2023, Shanghai Jowell established a new wholly owned subsidiary Shanghai Lianfu Information Technology Co., Ltd. which will develop on marketing and sales of agricultural and fishing products on Tencent Short Video and other social media.

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

As of December 31, 2022 and 2021, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

JOWELL GLOBAL LTD.

PARENT COMPANY BALANCE SHEETS

Note 18 – Condensed financial information of the parent company (Continued)

	As of December 31,
	2022	2021
ASSETS
Current assets:
Cash	$169,549	$9,838
Deferred offering costs	-	-
Prepaid expenses and other current assets	-	103,790
Other receivable – related party	-	4,221,549
Due from VIE	3,155,488	-
Non-current assets
Investment in subsidiaries and VIE	40,048,067	35,584,716

Total assets	$43,373,104	$39,919,893

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Due to VIE	$5,909,287	236,442
Due to related parties	31,381	$-

STOCKHOLDERS’ EQUITY
Common stock, $0.0001 par value, 450,000,000 shares authorized, 34,124,565 and 25,677,965 issued and outstanding at December 31, 2022 and 2021, respectively	3,413	2,568
Preferred shares, $0.0001 par value, 50,000,000 shares authorized, 750,000 issued and outstanding at December 31, 2022 and 2021	75	75
Additional paid-in capital	52,557,552	40,827,231
Statutory reserve	394,541	394,541
Retained earnings	(14,572,425)	(3,036,045)
Accumulated other comprehensive income	(950,720)	1,495,081
Total stockholders’ equity	37,432,436	39,683,451

Total liabilities and stockholders’ equity	$43,373,104	$39,919,893

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2022	2021	2020

GENERAL AND ADMINISTRATIVE EXPENSES	$(2,926,245)	$(1,937,800)	$(990,029)
EQUITY IN EARNINGS (LOSS) OF SUBSIDIARIES AND VIE	(8,605,535)	(4,451,276)	4,576,721

NET INCOME (LOSS)	(11,531,781)	(6,389,076)	3,586,692
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(2,446,705)	671,219	783,406
COMPREHENSIVE INCOME (LOSS)	$(13,978,486)	$(5,717,857)	$4,370,098

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

Note 18 – Condensed financial information of the parent company (Continued)

	For the Years Ended December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(11,531,781)	$(6,389,076)	$3,586,692
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	1,847,926	971,200	-
Prepaid expenses and other current assets	103,790	188,211	-
Equity in losses (earnings) of subsidiaries and VIE	8,605,535	4,451,276	(4,576,721)
Net cash used in operating activities	(974,530)	(778,389)	(990,029)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from subsidiaries and VIE	829,619	(3,993,808)	-
Investment in subsidiaries and VIE	(9,610,000)	(24,330,000)	-
Net cash used in investing activities	(8,780,381)	(28,323,808)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred offering costs	-	-	(292,000)
Issuance of Ordinary Shares	9,883,241	-	4,700,000
Net proceeds from the Initial Public Offering	-	25,685,364	-
Repayment of related party loans	-	(1,175,572)	-
Proceeds from related party loans	31,381	-	1,184,272
Net cash provided by financing activities	9,914,622	24,509,792	5,592,272

CHANGES IN CASH	159,711	(4,592,405)	4,602,243

CASH, beginning of year	9,838	4,602,243	-

CASH, end of year	$169,549	$9,838	$4,602,243