Form 20-F
period 2023-12-31
Jowell Global Ltd.
filed 2024-05-13
CIK 1805594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Jessie Zhao, Vice President

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai, China 200082

+ (86) 21 5521-0174

Email: ir@1juhao.com

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0016	JWEL	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2023, there were 2,170,475 ordinary shares issued and outstanding, par value US$0.0016 per share.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Unless indicated otherwise, references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only.

●	“EIT” are to PRC enterprise income tax;

●	“Jowell Global,” “we,” “us,” “our company,” and “our” are to Jowell Global Ltd., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

●	“Jowell Tech” or “Jowell HK” are to Jowell Technology Limited, which was incorporated under the laws of Hong Kong on June 24, 2019 and is a wholly owned subsidiary of Jowell Global;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0016 per share;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0016 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“Shanghai Jowell” and “WFOE” are to Shanghai Jowell Technology Co., Ltd. a wholly foreign-owned entity (“WFOE”) incorporated by Jowell Tech under the laws of the People’s Republic of China on October 15, 2019;

●	“Shanghai Juhao” are to Shanghai Juhao Information Technology Co., Ltd., incorporated on July 31, 2012 under the laws of the People’s Republic of China, which is our variable interest entity that carries out our main business operations in China;

●	“Shanghai Lianfu” are to Shanghai Lianfu Information Technology Co., Ltd., incorporated on April 13, 2023 under the laws of the People’s Republic of China, which is a wholly owned subsidiary of WFOE.

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“VIE” are to variable interest entity.

Our business is primarily conducted in China, an all of our revenues are received and denominated in RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2023, the exchange rate was RMB 1 to $0.1412 which is the intermediate exchange rate announced by the People’s Bank of China.

We completed an initial public offering of our ordinary shares at an initial offering price of US$7.00 per share on March 19, 2021. Our ordinary shares, par value US$0.0016 per share currently, are traded on the Nasdaq Capital Market under the symbol “JWEL”.

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

We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions and results of operations;

●	the expected growth of the online cosmetic products, health and nutritional products and other consumer products marketplace in China;

●	Inflation and fluctuations in interest rates;

●	our expectations as to increase of consumers and users of our platform;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with suppliers and logistic companies;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry; and

●	impact of any potential new variants or outbreaks of COVID-19 on our business and financial conditions.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the Consolidated VIE and Its Individual Shareholders in China

We are a Cayman Islands holding company without material operations and our business is conducted by our variable interest entity (“VIE”) in China and this structure involves unique risks to investors. We are not a Chinese operating company and that our business in China is conducted through contractual arrangements with the VIE. However, the VIE agreements have not been truly tested in the courts in China. Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors— “If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact on our business operations, decrease the value of our securities and limit the legal protections available to you and us.”

There are legal and operational risks associated with being based in and having our operations in China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023 and provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 is considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange other than the filing requirement with CSRC within three business days after we make any oversea securities offering under New Overseas Listing Rules. As advised by our PRC counsel, Jiangsu Yiyou Tianyuan Law Firm, our future offerings in Nasdaq will be subject to the New Overseas Listing Rules. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless.

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

Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and VIE

Set forth below is selected consolidating statements of loss and cash flows for the years ended December 31, 2023 and 2022 and selected balance sheet information as of December 31, 2023 and 2022 showing financial information for the Company (excluding the VIE), the VIE, eliminating entries and consolidated information.

FOR THE YEAR ENDED DECEMBER 31, 2023

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Cash	3,600	4,943	-		8,543	711	1,241,027	-		1,241,738	-		1,250,281
Other receivable - intercompany	-	-	-		-	5,909,287	-	-		5,909,287	(5,909,287	)(e2)	-
Other receivable - VIE	3,045,528	-	-		3,045,528	26,764,156	-	(26,764,156	)(b)(e1)	-	(3,045,528	)(e3)	-
Total current assets	3,049,128	4,943	-		3,054,071	32,797,258	26,530,156	(26,764,156)		32,563,258	(8,954,815)		26,662,514
Investment in subsidiaries and VIE	28,283,774	24,506,138	(22,843,048	)(a)	29,946,864	11,789	-	(11,789	)(d)	-	(29,946,864	)(c)	-
Total Assets	31,332,902	24,511,081	(22,843,048)		33,000,935	32,809,047	35,165,569	(26,775,945)		41,198,671	(38,901,679)		35,297,927
Other payable - intercompany	-	1,557,233	-		1,557,233	-	34,130,838	(35,501,623	)(e1)	(1,370,785)	(186,448	)(c)(e3)	-
Other payable - VIE	5,909,287	-	-		5,909,287	-	-	-		-	(5,909,287	)(e)	-
Total current liabilities	6,131,168	1,668,033	-		7,799,201	3,103	42,847,427	(35,501,623)		7,348,907	(6,095,735)		9,052,373
Total liabilities	6,131,168	1,668,033	-		7,799,201	3,103	43,879,662	(35,501,623)		8,381,142	(6,095,735)		10,084,608
Total Jowell Global Ltd. Stockholders’ Equity	25,201,734	22,843,048	(22,843,048	)(a)	25,201,734	32,805,944	(8,725,678)	8,725,678	(b)	32,805,944	(32,805,944	)(c)	25,201,734
Noncontrolling interest	-	-	-		-	-	11,585	-		11,585	-		11,585
Total Equity	25,201,734	22,843,048	(22,843,048)		25,201,734	32,805,944	(8,714,093)	8,725,678		32,817,529	(32,805,944)		25,213,319
Total Liabilities and Equity	31,332,902	24,511,081	(22,843,048)		33,000,935	32,809,047	35,165,569	(26,775,945)		41,198,671	(38,901,679)		35,297,927

(a)	to eliminate holding company’s investment of subsidiaries outside PRC.
(b)	to eliminate receivable as result of contractual agreement between WFOE and VIE.
(c)	to eliminate holding company’s investment in WFOE.
(d)	to eliminate WFOE’s investment in VIE.
(e)	to eliminate intercompany balances:

Due from	Due to	Amount
(1) WFOE	VIE	$35,501,623	intercompany balances as a result of intercompany revenue
(2) WFOE	JWEL and HK Subsidiary	$5,909,287	intercompany balance
(3) JWEL and HK Subsidiary	VIE	$3,045,528	intercompany balance

FOR THE YEAR ENDED DECEMBER 31, 2023

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Total Net Revenues	$-	$-	$-		$-	$16,943,701	$160,009,293	$(16,943,701	)(d)	$160,009,293	$-		$160,009,293
Operating Expenses:	(596,098)	(192,492)	-		(788,590)	(16,959,873)	(170,094,956)	16,943,701	(d)	(170,111,128)	-		(170,899,718)
Income From Operations	(596,098)	(192,492)	-		(788,590)	(16,172)	(10,085,663)	-		(10,101,835)	-		(10,890,425)
Other Income (Expense), net	-	1,519	-		1,519	(27,333)	(468,578)	-		(495,911)	-		(494,392)
Income Taxes Benefit (Expense)	-	-	-		-	-	(135,116)	-		(135,116)	-		(135,116)
Loss from VIE	-	-	-		-	(10,689,357)	-	10,689,357	(b)	-	-		-
Loss from subsidiaries	(10,923,835)	(10,732,862)	10,732,862	(a)	(10,923,835)	-	-	-		-	10,923,835	(c)	-
Net loss	(11,519,933)	(10,923,835)	10,732,862		(11,710,906)	(10,732,862)	(10,689,357)	10,689,357		(10,732,862)	10,923,835		(11,519,933)
Less: net loss attributable to noncontrolling interest	-	-	-		-	-	(52,791)	-		(52,791)	-		(52,791)
Net loss attributable to Ordinary Shareholders of Jowell Global Ltd.	$(11,519,933)	$(10,923,835)	$10,732,862		$(11,710,906)	$(10,732,862)	$(10,636,566)	$10,689,357		$(10,680,071)	$10,923,835		$(11,467,142)

(a)	to eliminate net loss by HK subsidiary.
(b)	to eliminate net loss by WFOE.
(c)	to eliminate net loss by JWEL.
(d)	to eliminate revenue and expenses for services provided by the WFOE to VIE.

FOR THE YEAR ENDED DECEMBER 31, 2023

	JWEL	HK subsidiary	Elimination	Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Net cash used in operating activities	$(466,408)	$(190,973)	$-	$(657,381)	$(58,097)	$(12,776,353)	$-		$(12,834,450)	$-		$(13,491,831)
Net cash provided by (used in) investing activities	109,959	(3,000,000)	-	(2,890,041)	(2,973,301)	(42,383)	2,973,301	(a)(b)	(42,383)	2,890,041	(c)	(42,383)
Net cash provided by (used in) financing activities	190,500	110,800	-	301,300	2,954,574	928,259	(2,973,301	)(a)(b)	909,532	(2,843,817	)(c)	(1,632,985)
Effect of exchange rate changes on cash	-	-	-	-	(17,265)	(237,133)	-		(254,398)	(46,224	)(c)	(300,622)
Net decrease in cash and restricted cash	(165,949)	(3,080,173)	-	(3,246,122)	(94,089)	(12,127,610)	-		(12,221,699)	-		(15,467,821)
Cash and restricted cash, beginning of year	169,549	3,085,116	-	3,254,665	94,800	13,368,637	-		13,463,437	-		16,718,102
Cash, end of year	$3,600	$4,943	$-	$8,543	$711	$1,241,027	$-		$1,241,738	$-		$1,250,281

(a)	to eliminate WFOE’s investment in VIE
(b)	to eliminated intercompany borrowing between WFOE and VIE
(c)	to eliminated HK subsidiary investment in WFOE

FOR THE YEAR ENDED DECEMBER 31, 2022

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Cash	169,549	85,116	-		254,665	94,800	13,368,637	-		13,463,437	-		13,718,102
Restricted cash	-	3,000,000	-		3,000,000	-	-	-		-	-		3,000,000
Other receivable - intercompany	-	-	-		-	5,909,287	-	-		5,909,287	(5,909,287	)(d2)	-
Other receivable - VIE	3,155,488		-		3,155,488	32,395,859	-	(32,395,859	)(b)(d1)	-	(3,155,488	)(d3)	-
Total current assets	3,325,036	3,085,116	-		6,410,153	38,508,991	56,443,203	(32,395,859)		62,556,335	(9,064,775)		59,901,713
Investment in subsidiaries and VIE	40,048,067	23,714,507	(25,242,390	)(a)	38,520,184	-	-			-	(38,520,184	)(c)	-
Total Assets	43,373,104	26,799,623	(25,242,390)		44,930,337	38,508,991	67,743,976	(32,395,859)		73,857,108	(47,584,959)		71,202,486
Other payable - intercompany	-	1,557,233	-		1,557,233	-	39,914,638	(38,305,146	)(d1)	1,609,492	(3,166,725	)(c)(d3)	-
Other payable - VIE	5,909,287	-	-		5,909,287	-	-			-	(5,909,287	)(d2)	-
Total current liabilities	5,940,668	1,557,233	-		7,497,901	44	71,520,362	(38,305,146)		33,215,260	(9,076,012)		31,637,149
Total liabilities	5,940,668	1,557,233	-		7,497,901	44	73,619,792	(38,305,146)		35,314,690	(9,076,012)		33,736,579
Total Jowell Global Ltd. Stockholders’ Equity	37,432,436	25,242,390	(25,242,390	)(a)	37,432,436	38,508,947	(5,909,287)	5,909,287	(b)	38,508,947	(38,508,947	)(c)	37,432,436
Noncontrolling interest	-	-	-		-	-	33,471	-		33,471	-		33,471
Total Equity	37,432,436	25,242,390	(25,242,390)		37,432,436	38,508,947	(5,875,816)	5,909,287		38,542,418	(38,508,947)		37,465,907
Total Liabilities and Equity	43,373,104	32,287,909	(30,730,676)		44,930,337	38,508,991	67,743,976	(32,395,859)		73,857,108	(47,584,959)		71,202,486

(a)	to eliminate holding company’s investment of subsidiaries outside PRC.
(b)	to eliminate receivable as result of contractual agreement between WFOE and VIE.
(c)	to eliminate holding company’s investment in WFOE.
(d)	to eliminate intercompany balances:

Due from	Due to	Amount
(1) WFOE	VIE	$38,305,146	intercompany balances as a result of intercompany revenue
(2) WFOE	JWEL and HK Subsidiary	$5,909,287	intercompany balance
(2) JWEL and HK Subsidiary	VIE	$3,155,488	intercompany balance

FOR THE YEAR ENDED DECEMBER 31, 2022

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Total Net Revenues	$-	$-	$-		$-	$7,745,951	$209,981,306	$(7,745,951	)(d)	$209,981,306	$-		$209,981,306
Operating Expenses:	(2,926,245)	(102,530)	-		(3,028,775)	(7,933,962)	(218,805,217)	7,745,951	(d)	(218,993,228)	-		(222,022,003)
Loss From Operations	(2,926,245)	(102,530)	-		(3,028,775)	(188,011)	(8,823,911)	-		(9,011,922)	-		(12,040,697)
Other Income, net	-	21,487	-		21,487	2,219	65,046	-		67,265	-		88,752
Income Taxes Benefit (Expense)	-	-	-		-	-	420,164	-		420,164	-		420,164
Loss from VIE	-	-	-		-	(8,338,701)	-	8,338,701	(b)	-	-		-
Loss from subsidiaries	(8,605,535)	(8,524,493)	8,524,493	(a)	(8,605,535)	-	-	-		-	8,605,535	(c)	-
Net loss	(11,531,781)	(8,605,535)	8,524,493		(11,612,823)	(8,524,493)	(8,338,701)	8,338,701		(8,524,493)	8,605,535		(11,531,781)
Less: net income attributable to noncontrolling interest	-	-	-		-	-	4,599	-		4,599	-		4,599
Net loss attributable to Ordinary Shareholders of Jowell Global Ltd.	$(11,531,781)	$(8,605,535)	$8,524,493		$(11,612,823)	$(8,524,493)	$(8,343,300)	$8,338,701		$(8,529,092)	$8,605,535		$(11,536,380)

(a)	to eliminate net loss by HK subsidiary.
(b)	to eliminate net loss by WFOE.
(c)	to eliminate net loss by JWEL.
(d)	to eliminate revenue and expenses for services provided by the WFOE to VIE.

FOR THE YEAR ENDED DECEMBER 31, 2022

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Net cash provided by (used in) operating activities	$(974,531)	$(81,042)	$-		$(1,055,573)	$912,258	$(11,849,660)	$-		$(10,937,402)	$-		$(11,992,975)
Net cash used in investing activities	(8,780,381)	(9,446,767)	9,610,000	(a)	(8,617,148)	(12,578,432)	(1,426,388)	9,539,564	(b)	(4,465,256)	11,744,214	(c)	(1,338,190)
Net cash provided by financing activities	9,914,622	9,610,000	(9,610,000	)(a)	9,914,622	11,744,214	9,635,309	(9,611,162	)(b)	11,768,361	(11,744,214	)(c)	9,938,769
Effect of exchange rate changes on cash	-	-	-		-	(2,799)	(1,208,028)	71,598	(b)	(1,139,229)	-		(1,139,229)
Net increase (decrease) in cash	159,710	82,191	-		241,901	75,241	(4,848,767)	-		(4,773,526)	-		(4,531,625)
Cash, beginning of year	9,838	3,002,925	-		3,012,763	19,559	18,217,405	-		18,236,964	-		21,249,727
Cash, end of year	$169,548	$3,085,116	$-		$3,254,664	$94,800	$13,368,638	$-		$13,463,438	$-		$16,718,102

(a)	to eliminated JWEL investment in HK subsidiary
(b)	to eliminated intercompany borrowing between WFOE and VIE
(c)	to eliminated HK subsidiary investment in WFOE

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

Historically, a substantial part of our supplies came from the Longrich Group, a related party. For the year ended December 31, 2021 and 2022, the Longrich Group accounted for approximately 45% and 14% of the total purchases, respectively. For the year ended December 31, 2023, this proportion is 20%. Longrich Group is controlled by Mr. Zhiwei Xu, a major shareholder of the Company.

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

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2023, two major suppliers, the Longrich Group and a third-party supplier, accounted for approximately 20% and 11% of the total purchases, respectively. For the year ended December 31, 2022, two major suppliers, the Longrich Group and a third-party supplier, accounted for approximately 14% and 12% of the total purchases, respectively. We have not entered into long-term contracts with this significant vendor and instead rely on individual orders with such vendor. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our performance to the extent it results in higher prices or a slower supply chain. If we lose any or all of them, or any of them increase the prices or change the terms of the business they do with us, our sales may be adversely affected.

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

Our sales team may not always receive accurate information for the background and regulatory checks on the sellers using our platform or control the quality of the products they sell on our platform, as well as whether they deliver the products they sell on our platform timely and correctly, which may cause a significant negative impact on our business, financial situation, and operating results.

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

We had incurred a net loss of $11.52 million and a net loss of $11.53 million in fiscal year of 2023 and 2022, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to develop new high margin business, attract clients and partners and further enhance and develop our services and other product offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis.

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

The business has returned to normal in China since February 2023. However, since substantially all of our revenues and our sales are concentrated in China, our results of operations will be adversely affected if there is any new COVID-19 outbreak or any other epidemic harm the Chinese and global economy.

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

In the opinion of our PRC counsel, Jiangsu Yiyou Tianyuan Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and the consolidated VIE, and the contractual arrangements among WFOE, the VIE and the shareholders of the VIE are common practices for the companies listed on stock exchanges in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yiyou Tianyuan Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China. Since 2012, China’s economic growth has slowed down and recovery from COVID-19 has been slow since early 2023. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.  The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. As advised by our PRC counsel, Jiangsu Yiyou Tianyuan Law Firm, our future offerings in Nasdaq will be subject to the New Overseas Listing Rules. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On November 14, 2021, CAC published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023 provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. As confirmed by our PRC counsel Jiangsu Yiyou Tianyuan Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because the data processing activities by the VIE do not affect national security and we don’t transfer customer personal data out of China. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

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

The economy in China has experienced increases in labor costs in recent years. As a result, average products we source from third parties and wages in the PRC have increased and are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our cost of revenues and labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our costs or pass on these increased costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be adversely affected.

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

Our former auditor, Marcum Asia CPAs, LLP, was registered with the PCAOB and had been inspected by the PCAOB on a regular basis in the audit period. Our new auditor, Enrome LLP, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to PCAOB inspections to assess its compliance with the applicable professional standards. Neither Enrome nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to us and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and related regulations, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

Our online platform, operated by the VIE Shanghai Juhao, may be deemed to be providing commercial internet content-related services and online data processing and transaction processing services, which would require Shanghai Juhao to obtain an Electronic Data Interchange (EDI) License. Each of EDI License is under the category of value-added telecommunications business operating licenses, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps. Our Juhao mobile app has been registered on the VATS License held by Shanghai Juhao. However, Shanghai Juhao did not apply for a value-added telecommunications business license until 2017 as its business operations were small and service fees generated by third-party stores was immaterial for the Company. Although our PRC counsel believes that it is unlikely such operation without appropriate license will be considered as a material violation of the applicable regulation and that the possibility that the Company be penalized is remote due to the immaterial amount generated from the valued-added telecommunication business, if there is any enforcement action by government agencies due to such violation which affects our eligibility of existing license or future license application, it may significantly disrupt our business, subject us to sanctions, enforcement, or have other harmful effects on our operation and financial conditions.

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

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

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

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from offerings in the U.S. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations and comprehensive income (loss). The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market.

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

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 7 and Bulletin 37, and may be required to expend valuable resources to comply with Circular 59, Circular 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

We have authorized 50,000,000 Preferred Shares and our largest shareholder Mr. Zhiwei Xu, through Jowell Holdings Ltd. also beneficially owns all of the 46,875 issued and outstanding Preferred Shares.

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

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency, and other regulatory restrictions.

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

In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), the Company had a period of 180 calendar days from the date of notification, until June 26, 2023 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. On June 27, 2023, the Company received a written notification from the NASDAQ Stock Market Listing Qualifications Staff (the “Staff”) indicating that the Company had been granted an additional 180 calendar day period or until November 6, 2023, to regain compliance with the $1.00 minimum closing bid price requirement for continued listing on the NASDAQ Capital Market pursuant to NASDAQ Listing Rule.

On October 25, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that (i) every sixteen (16) issued and unissued ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”) be consolidated into one (1) ordinary share par value $0.0016 each and (ii) every sixteen (16) issued and unissued preferred shares of the Company, par value $0.0001 each (the “Preferred Shares”) be consolidated into one (1) preferred share, par value $0.0016 each. Immediately following the Share Consolidation, the shareholders of the Company approved by an ordinary resolution of share capital increase that the authorized share capital of the Company be increased to $800,000 divided into 500,000,000 shares of which (x) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (y) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the “Share Capital Increase”). At the Meeting, the shareholders of the Company also approved by a special resolution the third amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation and the Share Capital Increase. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

On November 10, 2023, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s common stock has been $1.00 per share or greater for 10 consecutive trading days, from October 27, 2023 to November 9, 2023. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We will evaluate and monitor the developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our Ordinary Shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease to be an “emerging growth company,” our independent registered public accounting firm should issue an attestation report on our internal control over financial reporting.

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

Mr. Zhiwei Xu, our largest shareholder currently owns 340,654 outstanding Ordinary Shares and 46,875 Preferred Shares (each such Preferred Shares entitles the holder thereof to the rights to votes equal to two (2) Ordinary Shares) of the Company. As a result of his significant shareholding, Mr. Xu has, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6.E., “Share Ownership”.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Jowell Global Ltd. (“Jowell Global” or the “Company”) is an exempted company incorporated in the Cayman Islands with limited liability on August 16, 2019 as a holding company. The Company, through its consolidated variable interest entity (“VIE”), engages primarily in the sale of cosmetic products, nutritional supplements, and household products sourced from third-party manufacturers and distributors, and also offers an online marketplace that enables third-party sellers to sell their products to the Company’s online consumers.

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

On December 20, 2022, Shanghai Juhao incorporated Juhao Yuan Brand Management (Hangzhou) Co., Ltd. (“Juhao Yuan”) with a third-party in Hangzhou City and Shanghai Juhao owns 55% equity interest of Juhao Yuan.

On April 13, 2023, Shanghai Jowell incorporated a wholly owned subsidiary Shanghai Lianfu in Shanghai city.

On October 25, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that (i) every sixteen (16) issued and unissued ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”) be consolidated into one (1) ordinary share par value $0.0016 each and (ii) every sixteen (16) issued and unissued preferred shares of the Company, par value $0.0001 each (the “Preferred Shares”) be consolidated into one (1) preferred share, par value $0.0016 each. Immediately following the Share Consolidation, the shareholders of the Company approved by an ordinary resolution of share capital increase that the authorized share capital of the Company be increased to $800,000 divided into 500,000,000 shares of which (x) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (y) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the “Share Capital Increase”). At the Meeting, the shareholders of the Company also approved by a special resolution the third amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation and the Share Capital Increase.

We have adopted a dual-class share structure such that our shares consist of Ordinary Shares and Preferred Shares. In respect of matters requiring the votes of shareholders, each Ordinary Share is entitled to one (1) vote and each Preferred Share is entitled to two (2) votes. The Preferred Shares may be converted into Ordinary Shares by its holder at any time at the option of the holder. We have authorized 50,000,000 Preferred Shares, par value $0.0016 and our largest shareholder Mr. Zhiwei Xu, directly and indirectly through Jowell Holdings Ltd., beneficially owns all 46,875 issued and outstanding Preferred Shares and 340,654 Ordinary Shares and therefore will have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions.

The Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries and VIE of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao*	July 31, 2012	Shanghai, China	0 (VIE)	Online Retails
Juhao Yuan	December 20, 2022	Hangzhou, China	0 (subsidiary of VIE)	Brand Management
Shanghai Lianfu	April 13, 2023	Shanghai, China	100%	Live Stream Ecommerce

*	Shanghai Juhao has five wholly owned Juhao Best Choice Stores, located in the cities of Nantong and Changshu, and seventeen wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Changshu, Shanghai and Guangzhou.

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021. The share numbers and par value in this paragraph are before Share Consolidation in October 2023.

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

The share numbers for the public offering, private placement and registered direct offering are all pre-Share Consolidation numbers.

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

Shanghai Juhao started its operation in 2012 and is among the first group of membership-based online-to-offline cosmetics, health and nutritional supplements and household products e-commerce platforms in China. Today, we offer an online platform LHH Mall through Shanghai Juhao which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of MIIT dated December 18, 2023 valid for 5 years, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ manufacturers. As of December 31, 2023, our platform had 2,483,250 VIP members who have registered on our platform, 270 merchants who have opened their own stores on our platform, and 48.2% of products sold on our platform were cosmetics and health and nutritional supplements. We also sell household products, such as pots and pans, smartphones, functional shoes, paper towels, cups, vacuum cleaners, massagers and towels on our platform, and those products account for 51.4% of the products sold on our platform for the year ended December 31, 2023.

Since August 2017, we have been also selling our products in our authorized retail stores all across China. Operating under our brand name of “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products that they purchased through our online platform LHH Mall under their special retailer accounts with us which provide them with major discounts. As of December 31, 2023, we had authorized 26,746 Love Home Stores in 31 provinces of China, providing offline retail of our products.

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised LHH Stores. The community group-buying stores aim to provide a more convenient shopping experience and high-quality produce and foods for consumers from local communities, towns and villages across China. Juhao Best Choice stores consolidate online and offline resources for store design and logistics services and provide guidance and trainings for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company also provide the store owners with live-streaming marketing skill training and upgrade and expand certain existing LHH Stores to Juhao Best Choice stores. As of December 31, 2023, Shanghai Juhao has opened 3 self-operated Juhao Best Choice community group buying stores in various cities in China as the experimental and demonstration stores for this development.

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

For the fiscal year ended December 31, 2023, approximately $55.1 million or 34.4% of our revenue were generated from the sales of cosmetic products, approximately $22.6 million or 14.1% of our revenue were generated from the sales of health and nutritional supplements and $81.8 million or 51.1% of our revenue were generated from the sales of household products.

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

Third-party Merchants. We hold an EDI certificate approved by Shanghai Bureau of Communication Management pursuant to the requirement of the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”), which allows our online shopping mall to accept third-party platforms and companies to open their stores on our platform and to enrich the product categories of our shopping mall and give consumers more choices. The material terms of the Juhao Mall Marketplace and Service Agreement for third-party stores in Juhao Mall with such store owners include: (i) the third-party store/merchant is responsible for stores set-up, sales, inventory management, logistics and after-sales services and Shanghai Juhao will provide assistance and charge relevant service fees; (ii) the merchant is responsible for the sales of its products on its online store, and the sales price shall be determined by the merchant, but shall not be lower than the minimum price agreed by the parties; (iii) if the merchant’s customers make payment through Shanghai Juhao’s online platform, Shanghai Juhao is obliged to pay the received payment to the merchant every month according to the payment method agreed in the agreement; (iv) if the customer finds that the product has shortage, defective or damage, or the variety, model, specification, color, quantity, shelf life and quality of the products is inconsistent with the order, he/she may reject the product and the merchant shall timely reissue or replace the product; (v) the merchant guarantees that the quality of the products it sells has met the national or international standards and met the general performance and use requirements of such product; (vi) the merchant guarantees to Shanghai Juhao that there is no dispute with any third-party on intellectual property rights and other rights of the products sold on Juhao’s platform; (vii) the merchant shall provide after-sale service and support for the products that it sold; (viii) Shanghai Juhao charges a fix service fee equals to 5% of the merchant’s store revenue and will also charge a performance fee between 0-5% based upon the monthly performance of the merchant store, i.e. the higher the sales reaches, the lower performance fee will apply and it will be no performance fee if the sales reaches RMB 100,000 in such month; and (ix) the term of the agreement is usually one year subject to renewal.

Live streaming marketing. We also use the most popular online sales model, Live Streaming/Broadcasting Marketing. We train our authorized retail store owners to become live streamers participating in the live online broadcasting to market and sell products. In addition, we constantly look for professional multi-channel network (MCN) agencies to work with their Key Opinion Leaders (KOLs) to promote our products through live streaming on popular channels such as TikTok live, Kuaishou live and Taobao live. We have also provided free live streaming marketing classes to LLH Store owners, potential Juhao Best Choice store owners and anyone who is interested in livestreaming which help students and young people obtain related employment and help us identify online selling and marketing talents for our marketing department. In April 2023, Shanghai Jowell established a new subsidiary Shanghai Lianfu Information Technology Co., Ltd. which is developing the marketing and sales of agricultural and fishing products on Tencent Short Video and other social media platforms.

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

Customers

Our large, engaged and loyal customer base is the key to our success. The loyalty of our customer base is demonstrated by the repeat purchase rates. In 2023, there were 131,616 customer-placed orders on our platform, of which 48,591 or 36.92% are repeat customers. In 2022, there were 184,079 customer-placed orders on our platform, of which 62,936 or 34.19% are repeat customers. In 2021, there were 195,880 customer-placed orders on our platform, of which 68,088 or 34.76% are repeat customers. In 2023, the number of repeat customers decreased by 22.80% compared with 2022. In 2022, the number of repeat customers decreased by 7.57% compared with 2021. In 2021, the number of repeat customers increased by 64.31% compared with 2020. If a customer returns to our platform and purchase from us within 30 days from his/her previous purchase, it is considered as a repeat customer.

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

Our Mobile Platform

We believe consumers will increasingly shop online through mobile app when the economy turns around. Therefore, we continue to invest resources to build a mobile application platform dedicated to providing a superior mobile shopping experience. We use different sales channels to market and sell the products on our online shopping mall, except for the products purchased and taken by walk-in customers at our authorized stores. For the products sold through our online shopping mall, which represents the majority of our sales, these are either purchased on our online portal/platform or through our mobile app. In 2023, we generated approximately 6.02% of Gross Merchandise Volume (“GMV”) from our mobile app and the remaining 93.98% was generated on our online portal/platform. In 2022, we generated approximately 8.76% of Gross Merchandise Volume (“GMV”) from our mobile app and the remaining 91.24% was generated on our online portal/platform. In 2021, we generated approximately 20.83% of GMV from our mobile app and the remaining 79.17% was generated on our online portal/platform.

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

Authorized Physical Stores

Since August 2017, we have been selling our products in our authorized retail stores, namely LHH (Love Home) Stores. All products sold in these stores must be purchased on our online LHH shopping platform though such retailers’ accounts with us so they can receive discounts on their orders, which are not available for regular online customers. When an authorized store places orders on our platform, we can deliver products to the specific store or directly to its end customers; all orders go through the retailer account number for each store for a major discount and we can track sales for each store. We will review, evaluate and qualify potential physical stores before they can become authorized stores, including business qualification and decoration requirements. As an important part of our strategy to better serve consumers, we had 26,746 offline authorized stores spread out in 31 provinces in China as of December 31, 2023, providing both online and offline retail and wholesale services to our customers. By connecting upstream suppliers, distributors and offline authorized store services, we have created a closed-loop platform, which we believe brings convenience and cost savings to our consumers. We plan to develop additional authorized physical stores to establish our presence in major cities in China and worldwide, to expand our market, build greater trust with our customers and to further broaden our brand awareness.

Our Suppliers and Third-Party Merchants

Since our inception, we have attracted a broad group of suppliers for health and nutritional supplements, household products and cosmetic products and third-party merchants for beauty, apparel and other lifestyle products. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. As of December 31, 2023, we had approximately 427 suppliers and 421 third-party merchants. As of December 31, 2022, we had approximately 281 suppliers and 266 third-party merchants. We charge a service fee to third-party merchants that open stores on our platform based upon their sales volume generated from their online stores ranging from 5% - 10% of their revenues. The higher the sale volume is, the lower service fee percentage will apply. We do not provide delivery service for third-party merchants and they purchase their own products and use their own delivery services. We believe our reputation as a brand incubator and our ability to assist suppliers and third-party merchants in effectively selling their inventory and fulfilling their demand for marketing will help us attract new suppliers and third-party merchants and build stronger ties with our existing ones.

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

Our warehouse management system enables us to closely monitor each step of the fulfillment process from the time a purchase order is confirmed and the product stocked in our logistics centers, up to when the product is packaged and picked up by delivery service providers for delivery to a customer. We closely monitor the speed and service quality of the third-party merchants that open stores on our platform through customer surveys and feedback from our customers to ensure customer satisfaction.

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

Technology

Our technology systems are designed to enhance efficiency and scalability and play an important role in the success of our business. We rely on our copyright protected APP software and other internally developed proprietary technologies to improve our website and management systems in order to optimize every aspect of our operations for the benefit of our customers, suppliers and third-party merchants.

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

Our business intelligence systems enable us to effectively gather, analyze and make use of internally-generated customer behavior and transaction data as permitted under laws and regulations. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. We have developed most of the key business modules in-house. We also acquired software use rights from reputable third-party providers and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to prevent data failure and loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, real-time data back-up and redundancy and load balancing. We believe our module-based systems are highly scalable, which enable us to quickly expand system capacity and add new features and functionality to our systems in response to our business needs and evolving customers’ demands without affecting the operation of existing modules. In addition, we have also adopted rigorous security policies and measures to protect our proprietary data and customer information.

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

Regulations of operation and service of e-commerce and authorized retail store

We operate under a license for value–added telecom businesses of the People’s Republic of China (EDI), authorized by the Ministry of Industry and Information Technology of the People’s Republic of China, or MIIT, which has approved the Shanghai Juhao platform for operating online data processing and transaction processing services. Our license was approved on February 1, 2019 and is valid for 5 years. Shanghai Juhao was at its early development stage between 2012 and 2017 and it did not apply for a value-added telecommunications business license until 2017. At its early business development stage, the Company’s business operation was small and revenue from service fees generated by third-party stores was immaterial in the overall business and total revenue of the Company. Our PRC counsel believes, due to the immaterial amount from valued-added telecommunication business from 2012 until we received the approval in 2019, that it is unlikely that such operation without appropriate license will be considered as a material violation of the regulation by the regulator and that the possibility that the Company be penalized is remote. In addition, Mr. Zhiwei Xu, a major shareholder of Shanghai Juhao, has provided an indemnification letter to the Company and agreed that he will indemnify Shanghai Juhao and Company for any losses and penalties imposed by government agencies due to the lack of a value-added telecommunication business license prior to February 1, 2019.

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

The Company’s business operation is online retail business which includes online data processing and transaction processing services; therefore, the-above E-Commerce laws and regulations apply to the Company. We have set up all necessary formalities and requirements in accordance with applicable E-Commerce laws and regulations for our customers and vendors who are using our E-Commerce platform and taken necessary measures and steps to keep us, our business partners and customers in compliance with these laws and regulations.

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

Personal Information Protection Law of the PRC

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the People’s Republic of China (the “Personal Information Protection Law”), effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

On June 9, 2016, SAFE issued SAFE Circular 16, which took effect on the same day. Compared to SAFE Circular 19, SAFE Circular 16 provides that, in addition to foreign exchange capital, foreign debt funds and proceeds remitted from foreign listings should also be subject to the discretional foreign exchange settlement. In addition, it also lifted the restriction that foreign exchange capital under the capital accounts and the corresponding RMB capital obtained from foreign exchange settlement should not be used for repaying the inter-enterprise borrowings (including advances by a third-party) or repaying bank loans in RMB that had been sub-lent to the third-party.

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

The Company issued 30,000 shares to the former CEO Mr. Zhiwei Xu and 9,750 shares to Dan Zhao with price at $2.62 on January 1, 2023. The Company issued 9,750 shares to Dan Zhao with price at $2.62 on April 1, 2023.

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

Regulations on Overseas Listings

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.  The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market.

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

D. Property, Plants and Equipment

Our principal executive office is located in Shanghai, China, where we lease approximately 700 square meters of office space. We also have other material leases of one office space for approximately 5,976 square meters, two warehouse space for approximately 11,550 square meters and one Juhao Best Choice Store space for approximately 3,956 square meters in Chuangshu City, Jiangsu Province. Our leases can be renewed upon mutual agreement with our lessors. Our leased premises are leased from unrelated third parties and related parties who either have valid titles to the relevant properties or proper authorization from the title holders to sublease the property, save as disclosed in the following table:

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China	Shanghai Longrich Industrial Co. Ltd.	RMB 793,800	December 31, 2024	Office
No. 46-5 Xinzhuang Avenue, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB 1,554,230	December 31, 2024	Warehouse
No. 26 Longrich Blvd., Longrich Industrial Park, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB 2,740,915	December 31, 2024	Office
227 Provincial Rd, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB 1,028,560	August 31, 2024	Juhao Best Choice Store
Changshu Tonggang road Changkelong Logistics Center	Suzhou Zhongtong Lianshang Supply Chain Management Co., Ltd.	RMB 1,188,000	June 30, 2024	Warehouse

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

Jowell Global, Jowell Tech, are holding companies with no material operations of their own and do not hold any material assets. We conduct our operations primarily through the VIE in China. We established the VIE structure through aforementioned VIE agreements. These VIE agreements are subject to restrictions under current PRC laws and regulations. In the opinion of our PRC counsel, Yiyou Tianyuan Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and the consolidated VIE, and the contractual arrangements among WFOE, the VIE and the shareholders of the VIE are common practices for the companies listed on stock exchange in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yiyou Tianyuan Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the online data processing and transaction processing services business, the relevant PRC regulatory authorities, including the China Securities Regulatory Commission (CSRC), would have broad discretion in dealing with such violations or failures, including, without limitation: requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert control over the VIE. For more detail, see “Risk Factors – Risks Related to Our Corporate Structure - If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In 2012, Shanghai Juhao started its operation, which was among the first membership -based e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China. Today, we offer an online platform Juhao Mall which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of Ministry of Industry and Information Technology of China, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ other manufacturers. As of December 31, 2023 and 2022, our platform had 2,483,250 and 2,440,745 VIP members who have registered on our platform, respectively, 270 and 266 merchants who have opened their own stores on our platform, respectively. During the years ended December 31, 2023 and 2022, 48.2% and 66.3% of the products sold on our platform were cosmetics and health and nutritional supplements, respectively. We also sell household products, such as pots and pans, paper towels, cups, vacuum cleaners, massagers, towels on our platform, and those products account for 51.4% and 33.6% of the products sold on our platform in 2023 and 2022, respectively.

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

Since August 2017, we have been also selling our products in authorized retail stores all across China. Operating under the brand name “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling our products that they purchased through our online platform under their special retailer accounts with us which provide them with major discounts. As of December 31, 2023 and 2022, we authorized 26,746 and 26,414 Love Home stores in 31 provinces of China, respectively, providing offline retail and wholesale of our products.

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores will sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised LHH Stores. The community group-buying stores aim to provide a more convenient shopping experience and high-quality produce and foods for consumers from local communities, towns and villages across China. As of the date of this report, we have opened 5 self-owned Juhao Best Choice stores.

We will consolidate online and offline resources for store design and logistics services to develop franchisee third-party store owners and provide guidance and trainings for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company will also provide the store owners with live-streaming marketing skill training and upgrade and expand certain existing LHH Stores to Juhao Best Choice stores.

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021. In connection with the IPO, the Company issued to the underwriter and its affiliates warrants to purchase ordinary shares of the Company that equals to 10% of the aggregate number of ordinary shares sold by the underwriter in the IPO (the “Warrants”). In November 2021, the warrants holders have cashless exercised the Warrants for an aggregate of 137,111 ordinary shares of the Company. As of December 31, 2023, there was no warrants outstanding. The share numbers and par value in this paragraph are before Share Consolidation in October 2023.

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

On October 25, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that (i) every sixteen (16) issued and unissued ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”) be consolidated into one (1) ordinary share par value $0.0016 each and (ii) every sixteen (16) issued and unissued preferred shares of the Company, par value $0.0001 each (the “Preferred Shares”) be consolidated into one (1) preferred share, par value $0.0016 each. Immediately following the Share Consolidation, the shareholders of the Company approved by an ordinary resolution of share capital increase that the authorized share capital of the Company be increased to $800,000 divided into 500,000,000 shares of which (x) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (y) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the “Share Capital Increase”). At the Meeting, the shareholders of the Company also approved by a special resolution the third amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation and the Share Capital Increase. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

Key Factors Affecting Our Results

Our business and results of operations are affected by general factors affecting the online retail markets for health and nutritional supplements, household products and cosmetics in China, including China’s overall economic growth, the increase in per capita disposable income, the growth in consumer spending and the retail industry and the expansion of internet penetration. Unfavorable changes in any of these general factors could affect the demand for the products we sell and could materially and adversely affect our results of operations.

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

Impact of COVID-19

Beginning in late 2019, there was an outbreak of COVID-19 (coronavirus) which has spread quickly across many parts in China, the U.S. and worldwide. In March 2020, the World Health Organization declared the COVID-19 a pandemic. With an aim to contain the COVID-19 outbreak, the Chinese government has imposed various strictive measures across the country including, but not limited to, travel restrictions, mandatory quarantine requirements, and postponed resumption of business operations until after the 2020 Chinese New Year holiday. Starting from March 2020, businesses in China began to reopen and interruptions to businesses were gradually removed. However, due to the outbreak of Omicron variant in 2022 in China, many cities in China have imposed new restrictions, quarantine and testing requirements and office closures, including Shanghai, where our headquarters are located. Employees of the VIE in Shanghai office worked from home from March 30, 2022 to June 1, 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which has led to surge in increased infections and caused disruption in our business operations in December 2022 and January 2023. The business has returned to normal in China since February 2023.

As an online retailer and retail platform, the Company’s operations in 2023 were not significantly negatively impacted by the pandemic. However, the situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new variants. We will continue to closely monitor the situation throughout 2024 and beyond.

Results of Operations

Certain tables within this section may not reflect the exact amount or percentage due to rounding.

For the Year Ended December 31, 2023 and 2022

The following table summarized the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage fluctuations during such periods.

	For the Year Ended December 31,
	2023		2022		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	% Percentage
	(in thousands, except for percentages)
Revenue	$160,009	100.0%	$209,981	100.0%	$(49,972)	(23.8)%
Operating Expenses:
Cost of Revenues	156,738	98.0%	203,738	97.0%	(47,000)	(23.1)%
Fulfilment	3,022	1.8%	3,700	1.8%	(678)	(18.3)%
Marketing	7,771	4.9%	8,795	4.2%	(1,024)	(11.6)%
General and Administrative	3,369	2.1%	5,789	2.8%	(2,420)	(41.8)%
Total Operating Expenses	170,900	106.8%	222,022	105.8%	(51,122)	(23.0)%
Loss from Operations	(10,891)	(6.8)%	(12,041)	(5.7)%	1,150	(9.6)%
Other Income (loss)	(494)	(0.3)%	89	0.0%	(583)	(655.1)%
Loss before Income Taxes	(11,385)	(7.1)%	(11,952)	(5.7)%	567	(4.7)%
Income Taxes Expense (Benefit)	135	(0.1)%	(420)	(0.2)%	555	(132.2)%
Net Loss	(11,520)	(7.2)%	(11,532)	(5.5)%	12	(0.1)%
Other Comprehensive Loss, net of tax	(898)	(0.6)%	(2,446)	(1.2)%	1,548	(63.3)%
Comprehensive Loss	$(12,418)	(7.8)%	$(13,978)	(6.7)%	$1,560	(11.2)%

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from third-party manufacturers and distributors. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third-party merchants for using our platform, which was immaterial and is grouped in “Others” presented below. The following sets forth the breakdown of our revenue by stream for the years ended December 31, 2023 and 2022, respectively.

	For the Year Ended December 31,				Variance
	2023	%	2022	%	Amount	%
(in thousands, except for percentages)
Cosmetic products	$55,068	34.4%	$99,282	47.3%	$(44,214)	(44.5)%
Health and Nutritional Supplements	22,613	14.1%	39,949	19.0%	(17,336)	(43.4)%
Household Products	81,783	51.1%	70,627	33.6%	11,156	15.8%
Other	545	0.4%	123	0.1%	422	343.1%
Total	$160,009	100.0%	$209,981	100.0%	$(49,972)	(23.8)%

Total revenue for the fiscal year ended December 31, 2023 decreased by about $50.0 million, or 23.8%, to $160.0 million from $210.0 million for the fiscal year ended December 31, 2022.

Compared to the year ended December 31, 2022, sales of cosmetic products decreased by about $44.2 million, or 44.5%, in the year ended December 31, 2023. The decrease in revenue of cosmetic products is mainly due to significant decrease in weighted average unit price and units for products sold. Comparing to the year ended December 31, 2022, we sold approximately 6.3 million, or 26.8%, less units in 2023 and our weighted average unit price for cosmetic products sold decreased. The decrease in both weighted average unit price and units sold in 2023 was mainly attributable to the sharp decline in sales of premium brand products with higher average selling prices with downgraded demands from consumers as the recovery from COVID-19 has been slow in China.

Compared to the year ended December 31, 2022, sales of health and nutritional supplements products decreased by about $17.3 million, or 43.4%. The decrease in health and nutritional supplements revenue is mainly due to the decrease in weighted average unit price. Comparing to the year ended December 31, 2022, our weighted average unit price for health and nutritional supplements products sold decreased, while we sold approximately 0.7 million, or 22.5%, more units in 2023. The decrease in weighted average unit price is mainly because we developed and sold a lot of affordable health care products to replace the original high-price health care products to meet the current market conditions and demands.

Our household products revenue increased by about $11.2 million, or 15.8%, comparing 2023 to 2022. The increase in household products revenue is mainly due to the increase in weighted average unit price. Comparing to the year ended December 31, 2022, our weighted average unit price for household products sold increased, while we sold approximately 1.3 million, or 9.8%, less units in 2023. The significant increase in weighted average unit price for products sold is mainly due to the increase in sales of premium brand products. The decline units sold is because the units sold were counted by the smallest unit in 2022, while they were counted by whole box in 2023.

The average exchange rate for the fiscal years ended December 31, 2023 and 2022, was RMB1.00 to US$0.1419 and RMB1.00 to US$0.1489, respectively, representing a 4.7% unfavorable impact when exchange rates were used in converting RMB to USD, which was included in the above analysis.

Operating Expenses

Operating expenses primarily consist of cost of revenues, fulfilment expenses, marketing expenses and general and administrative expenses.

	For the Year Ended December 31,
	2023		2022		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of Revenues	$156,738	98.0%	$203,738	97.0%	$(47,000)	(23.1)%
Fulfilment	3,022	1.8%	3,700	1.8%	(678)	(18.3)%
Marketing	7,771	4.9%	8,795	4.2%	(1,024)	(11.6)%
General and Administrative Expenses	3,369	2.1%	5,789	2.8%	(2,420)	(41.8)%
Total Operating Expenses	$170,900	106.8%	$222,022	105.8%	$(51,122)	(23.0)%

Our total operating expenses decreased by about $51.1 million or 23.0% from $222.0 million in 2022 to $170.9 million in 2023. All categories of our operating expenses decreased in 2023 compared to 2022.

Cost of revenues

Cost of revenues primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs.

Cost of revenues of cosmetic products decreased by about $43.0 million, or 43.7%, from $98.5 million in 2022 to about $55.5 million in 2023. The decrease is attributable to a decrease in the weighted average unit cost and a decrease in units sold of 6.3 million, or 26.8%, in 2023 comparing to 2022. In 2023, the downgraded demands from consumers led to significant decrease in the weighted average unit cost and units sold in 2023 comparing to 2022.

Cost of revenues of health and nutritional supplements decreased by about $17.0 million, or 45.0%, from $37.8 million in 2022 to $20.8 million in 2023. The decrease in cost of revenues of health and nutritional supplements is mainly due to decrease in the weighted average unit cost as we sold more affordable health care products instead of high-price health care products.

Cost of revenues of household products increased by about $12.9 million, or 19.1%, from $67.5 million in 2022 to about $80.4 million in 2023. The increase was primarily due to increase in weighted average unit cost. The increase in weighted average unit costs of products sold of our household products is mainly because we sold more higher unit price products in 2023 than 2022 from weighted average unit cost.

Fulfillment Expenses

Our fulfillment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparation, packaging, outbound freight, and physical storage. Fulfillment expenses decreased by $0.7 million, or 18.3%, in 2023 compared to 2022. The fulfillment expenses as a percentage of total revenues were 1.8% in 2023, slight up from 1.8% in 2022. The decrease was in consistent with the decline in total revenues.

Marketing Expenses

Marketing expenses decreased by $1.0 million, or 11.6%, in 2023 compared to 2022. Marketing expenses constituted of 4.9% and 4.2% of our total revenue in 2023 and 2022, respectively. The decrease was primarily due to the decreased marketing and promotion activities as a result of our efforts to reduce expenses.

General and Administrative Expenses

Compared to 2022, our general and administrative expenses decreased by $2.4 million, or 41.8%, in 2023. The decrease was primarily due to $1.7 million decrease in share-based compensation of services provided by employees and $0.3 million decrease in consulting fees, offset by $1.1 million increase in allowance for credit losses as a result of long aging and low collectability.

Loss from Operations

	For the Year Ended December 31,
	2023		2022
	Amount	% of revenue	Amount	% of revenue
	(in thousands, except for percentage)
Loss from Operations	$(10,891)	(6.8)%	$(12,041)	(5.7)%

Loss from operations in 2023 was approximately $10.9 million compared to loss from operations of about $12.0 million in 2022. The decrease in loss from operations is mainly due to our efforts to reduce expenses including decease in marketing expenses and in general and administrative expenses, which has decreased our loss from operation.

Loss Before Income Taxes

Loss before income taxes is about $11.4 million in 2023 as compared to loss before income taxes of about $12.0 million in 2022. The decrease in loss before income taxes is primarily due to the loss from operations of $10.9 million and investment loss on the investment in Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd of $0.45 million.

Income Taxes Expense (Benefit)

Our income taxes expense was approximately $135 thousand in 2023 as compared to income taxes benefit of about $420 thousand in 2022. The effective income tax rate was 1.0% and 3.5% in 2023 and 2022, respectively. The significant decrease in effective income tax rate is mainly due to less accrual of the realizable deferred tax assets in 2023 with the reversal of inventory impairment.

Net Loss

As a result of the foregoing, we had net loss of $11.5 million in 2023, compared to net loss of $11.5 million in 2022.

Other Comprehensive Loss

Foreign currency translation adjustments amounted to a loss of $0.9 million for 2023 when compared to $2.4 million in 2022, respectively. The balance sheet amounts with the exception of equity as of December 31, 2023 were translated at RMB 1.00 to US$ 0.1412 as compared to the average translation rates applied to the income statements accounts for 2023 at RMB 1.00 to US$0.1419. The equity accounts were stated at their historical rate. The balance sheet amounts with the exception of equity as of December 31, 2022 were translated at RMB 1.00 to US$0.1450 as compared to the average translation rates applied to the income statements accounts for 2022 at RMB 1.00 to US$0.1489. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

For the Year Ended December 31, 2022 and 2021

The following table summarized the results of our operations for the year ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage fluctuations during such periods.

	For the Year Ended December 31,
	2022		2021		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	% Percentage
	(in thousands, except for percentages)
Revenue	$209,981	100.0%	$170,912	100.0%	$39,069	22.9%
Operating Expenses:
Cost of Revenues	203,738	97.0%	159,259	93.2%	44,479	27.9%
Fulfilment	3,700	1.8%	3,758	2.2%	(58)	(1.6)%
Marketing	8,795	4.2%	9,380	5.5%	(585)	(6.2)%
General and Administrative	5,789	2.8%	5,507	3.2%	282	5.1%
Total Operating Expenses	222,022	105.8%	177,905	104.1%	44,117	24.8%
Loss from Operations	(12,041)	(5.7)%	(6,993)	(4.1)%	(5,048)	72.2%
Other Income	89	0.0%	413	0.2%	(324)	(78.5)%
Loss before Income Taxes	(11,952)	(5.7)%	(6,580)	(3.8)%	(5,372)	81.7%
Income Taxes Benefit	(420)	(0.2)%	(191)	(0.1)%	(230)	120.5%
Net Loss	(11,532)	(5.5)%	(6,389)	(3.7)%	(5,143)	80.5%
Other Comprehensive Income (Loss), net of tax	(2,446)	(1.2)%	671	0.4%	(3,117)	(464.5)%
Comprehensive Loss	$(13,978)	(6.7)%	$(5,718)	(3.3)%	$(8,260)	144.5%

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

Compared to the year ended December 31, 2021, sales of cosmetic products increased by about $20.4 million, or 25.9%, in the year ended December 31, 2022. The increase in revenue of cosmetic products is mainly due to the significant increase in weighted average unit price for products sold and was partially offset by the decrease in units sold. Comparing to the year ended December 31, 2021, we sold approximately 6.7 million, or 22.4%, less units in 2022, while our weighted average unit price for cosmetic products sold increased by $1.63, or 62.3%. The increase in weighted average unit price and decrease in units sold comparing 2022 with 2021 were mainly because we continued to focus on promoting and sales of premium brand products with higher average selling prices. Starting from 2021, we entered into distributing agreements and have been authorized to distribute cosmetic products from Adidas, SK-II, Johnson & Johnson, Mentholatum, L’Oréal, Shiseido, etc. through our platform to customers and distributors in China.

Compared to the year ended December 31, 2021, sales of health and nutritional supplements products decreased by about $16.2 million, or 28.8%. The decrease in health and nutritional supplements revenue is mainly due to the decrease in units sold. Comparing to the year ended December 31, 2021, we sold approximately 1.3 million, or 31.1%, less units in 2022, while our weighted average unit price for health and nutritional supplements products sold increased by $0.45, or 3.3%. The decrease in quantity of products sold is mainly attributable to extremely fierce competition on the daily supplements market, one major customer for our nutritional supplement products has significantly reduced its purchase from us in fiscal year 2022 when compared with 2021. The increase in the weighted average selling price was mainly due to inflation.

Our household products revenue increased by about $34.7 million, or 96.5%, comparing 2022 to 2021. The increase in household products revenue is mainly due to the increase in both weighted average unit price and quantity for products sold. Comparing to the year ended December 31, 2021, we sold approximately 2.7 million or 25.7% more units in 2022. The unit price also increased by approximately $1.96, or 56.3%. The significant increase in weighted average unit price for products sold is mainly due to the addition of premium brands to our brands portfolio, such as Philips, Apple, Gree Electric, Midea, etc. The significant increase in units sold is because we have enhanced our sales force in major cities in China, expanded our distributors networks and managed to acquire more new large corporate customers to place wholesale orders.

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

Our total operating expenses increased by about $44.1 million, or 24.8%, from $177.9 million in 2021 to $222.0 million in 2022. All categories of our operating expenses slightly decreased in 2022 compared to 2021, except cost of revenues increased by about $44.5 million, or 27.9%, and general and administrative expenses increased by about $0.3 million, or 5.1%, in 2022.

Cost of revenues

Cost of revenues primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs.

Cost of revenues of cosmetic products increased by about $23.0 million, or 30.5%, from $75.5 million in 2021 to about $98.5 million in 2022. The increase is attributable to an increase in the weighted average unit cost of $1.71, or 68.2%, and partially offset by a decrease in units sold of 6.7 million, or 22.4%, in 2022 comparing to 2021. In 2022, we added more leading brands to our cosmetic brands portfolio which has led to significant increase in the weighted average unit cost sold in 2022 comparing to 2021.

Cost of revenues of health and nutritional supplements decreased by about $13.8 million, or 26.8%, from $51.6 million in 2021 to $37.8 million in 2022. The decrease in cost of revenues of health and nutritional supplements is mainly due to decrease in sales volume of our health and nutritional supplements.

Cost of revenues of household products increased by about $35.2 million, or 109.4%, from $32.2 million in 2021 to about $67.5 million in 2022. The increase was primarily due to a 66.5% increase in weighted average unit cost and a 25.7% increase in units sold. The increase in weighted average unit costs of products sold of our household products is mainly because we sold more higher unit price products in 2022 than 2021.

Fulfillment Expenses

Our fulfillment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparation, packaging, outbound freight, and physical storage. Fulfillment expenses decreased slightly by $58,301, or 1.6%, in 2022 compared to 2021. The fulfillment expenses as a percentage of total revenues were 1.8% in 2022, down from 2.2% in 2021. The decrease was mainly due to more large customers elected to self-pickup products purchased from our facilities which led to decrease in outbound freight costs as a percentage of the revenues.

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

General and Administrative Expenses

Compared to 2021, our general and administrative expenses increased by $282,338, or 5.1%, in 2022. The increase was primarily due to $0.9 million increase in share-based compensation of services provided by employees offset by $0.4 million decrease in payroll because decreased headcount in general and administrative personnel, and a $0.2 million decreased expenditure in directors and officers insurance.

Loss from Operations

	For the Year Ended December 31,
	2022		2021
	Amount	% of revenue	Amount	% of revenue
	(in thousands, except for percentage)
Loss from Operations	$(12,041)	(5.7)%	$(6,993)	(4.1)%

Loss from operations in 2022 was approximately $12.0 million compared to loss from operations of about $7.0 million in 2021. The increase in loss from operations is mainly due to implementation of our business plan in increase of premium products and brands, increased cost of units purchased from our suppliers and enhanced GMV quality, which has significantly increased its cost of revenues.

Loss Before Income Taxes

Loss before income taxes is about $12.0 million in 2022 as compared to loss before income taxes of about $6.6 million in 2021. The increase in loss before income taxes is primarily due to the implementation of our business plan, which has significantly increased our cost of revenues.

Income Taxes Benefit

Our income taxes benefit was approximately $420,000 in 2022 as compared to income taxes benefit of about $191,000 in 2021. The effective income tax rate was 3.5% and 2.9% in 2022 and 2021, respectively. The significant increase in effective income tax rate is mainly due to an increase in the realizable deferred tax assets in 2022.

Other Comprehensive Income(loss)

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

Cash flows from operating activities

Net cash used in operating activities in 2023 was $13.5 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss including decrease in accounts payables of about $4.0 million and deferred revenue of about $15.7 million, offset by decrease in inventories of about $5.2 million, decrease in advance to suppliers of about $8.1 million and decrease in accounts receivable of about $3.4 million. The decrease in accounts payables is mainly due to shrinking credit term provided by our third-party vendors. The decrease in accounts receivables is mainly due to decrease in sales to local distributors and wholesalers which we provided certain credit terms based on our evaluation of their creditworthiness. The decrease in advance to suppliers and inventories is mainly due to contraction of our operation.

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

Cash flows from investing activities

Net cash used in investing activities was approximately $42 thousand, $1.3 million and $6.6 million in 2023, 2022 and 2021, respectively. Cash used in investing activities in 2023 were used to purchase fixed assets and software and increase investment. Cash used in investing activities in 2022 were used to purchase fixed assets and software. In July 2021, we invested about $4.6 million (RMB 30 million) to Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) to acquire 18.96% equity interest of Hong Run. The investment will be only used for making loans to the owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are our new community group-buying stores launched in Shanghai since April 2021. We expect Juhao Best Choice Stores will expand our footprint and brand awareness in offline group-buying stores in China and will ultimately become an important piece of our Juhao retail platform. Besides of the $4.6 million investment made to Hongrun, we also paid an aggregate of about $2.0 million for acquisition of fixed assets and software in 2021.

Cash flows from financing activities

Net cash used in financing activities in 2023 was about $1.6 million, including about $2.4 million repayment of short-term loan, partially offset by $354 thousand from the proceeds from related party loans.

Net cash provided by financing activities in 2022 was about $9.9 million, including about $9.9 million proceeds from issuance of Ordinary Shares and $56,000 from the proceeds from related party loans.

Net cash provided by financing activities in 2021 was about $27.2 million, including about $25.7 million received from our IPO as discussed above and $2.6 million from the proceeds from short-term bank loans. The cash provided by financing activities in 2021 was partially offset by $1.1 million repayment of related party loans.

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

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Therefore, these statutory reserves, along with the registered capital of the PRC entities are considered as restricted. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are $45,106,851 and $42,106,851 as of December 31, 2023 and 2022, respectively.

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

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”: Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

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

For the year ended December 31, 2023, we reported a net loss of $11.5 million and negative operating cash flows of $13.5 million, which were primarily due to the negative impact of economic downturn on our business and operation.

Presently, the Company’s principal sources of liquidity are its revenues, proceeds from its public offering and private placements. As of December 31, 2023, the Company had cash and restricted cash of approximately $1.3 million and working capital of $17.6 million. $1.2 million of the cash were held by the VIE with banks and financial institutions inside China as the Company conducted its operations primarily through the consolidated VIE in China. With the uncertainty of the current market, the management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of March 31, 2024, approximately $1.2 million, or 47%, of its accounts receivable balance as of December 31, 2023 were collected, and approximately $10.9 million or 81% of its advances to supplier balance as of December 31, 2023 were utilized.

Based on our current operating plan, we believe that the above-mentioned measures, including cash on hand of approximately $1.2 million and bank borrowing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s consolidated financial statements are issued.

The following table sets forth summary of our cash flows for 2023, 2022 and 2021:

	For the Years
	Ended December 31,
	2023	2022	2021
	(in thousands)
Net cash used in operating activities	$(13,492)	$(11,993)	$(18,034)
Net cash used in investing activities	(42)	(1,338)	(6,637)
Net cash provided by (used in) financing activities	(1,633)	9,938	27,212
Effect of exchange rate change on cash	(301)	(1,139)	465
Net increase (decrease) in cash and cash equivalents	(15,468)	(4,532)	3,006
Cash and restricted cash, beginning of the year	16,718	21,250	18,244
Cash and restricted cash, end of the year	1,250	16,718	21,250

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview --“Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Allowance for credit losses

We maintain an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses, we consider various factors, including historical experience, credit-worthiness of customers, current and reasonable forecasted future economic conditions, aging of the accounts receivable balances, payment patterns, and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326––Financial Instruments––Credit Losses. We also consider to provide specific allowance for credit losses for those accounts receivable balances when facts and circumstances have emerged to indicate that these receivables are unlikely to be collected. Changes in these estimates and assumptions could materially affect the quantity of credit losses. As of December 31, 2023 and 2022, the allowance for credit losses for accounts receivable was $559,382 and $84,400, respectively.

Inventories

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. We periodically evaluate inventories for their net realizable value adjustments and reduces the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31, 2023, 2022 and 2021, provision (reversal) of ($438,949), $1,102,119 and $329,639, respectively were recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss).

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Haiting Li	53	Chief Executive Officer, Director, Chairman of the Board
Lu Qian	39	Chief Financial Officer
Dan (Jessie) Zhao	51	Director and Vice President
Haitao Wang(1)(2)(3)	55	Independent Director
Y. Tristan Kuo(1)(2)(3)	69	Independent Director
William Morris(1)(2)(3)	70	Independent Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of corporate governance and nominating committee.

Biography

Haiting Li. Mr. Li was appointed as Chairman and director of the Board and the Chief Executive Officer of the Company on March 1, 2023. Mr. Li served as the Chairman of Beijing LianFu Network Technology Co., Ltd. from October 2019 to February 2023. From May 2008 to September 2019, Mr. Li was the Chairman and general manager of Jinan Lingzhi Zhongcheng Marketing Co., Ltd. From January 1998 to May 2008, Mr. Li was the general manager of Jinan Lingzhiren Marketing Co., Ltd. From May 1994 to December 1997, Mr. Li was the Manager of Zibo Lingzhi Marketing Co., Ltd. Mr. Li received his bachelor’s degree of engineering in Industrial Electrical Automation major from Shandong Institute of Civil Engineering in July 1992.

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

Dan (Jessie) Zhao. Ms. Zhao was appointed as a member of the Board on December 15, 2019 and vice president of finance of the Company on September 17, 2020. Since May 2019, Ms. Zhao has served as secretary of the board of directors of Shanghai Juhao Information Technology Co., Ltd. Since April 2019, Ms. Zhao has served as supervisor of Nantong Zhuama Bioscience Co., Ltd. From April 1996 to May 2019, Ms. Zhao served in various positions at Jiangsu Longrich Group Co., Ltd. including head of investment department, general manager of its subsidiary company, director of customer service department and director of planning and information department. Ms. Zhao received her bachelor’s degree in Economics from Nanjing Audit University in June 2007. Ms. Zhao received her Senior Customer Service Manager certificate from the American Certification Institute in August 2010. Ms. Zhao passed the fund practitioner test of the Asset Management Association of China in April 2017.

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

Y. Tristan Kuo. Mr. Kuo was appointed as a member of our board of directors on December 23, 2020. Since September 2022, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Cine Top Culture Holdings Limited. Since August 29, 2022, Mr. Kuo has served as a consultant and was the chief financial officer of Aerkomm Inc. (EuroNext-Paris: AKOM, OTCQX: AKOM) from April 10, 2017 to August 28, 2022. From November 1, 2019 to December 16, 2021, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products from September 2007 to May 2008. Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

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

6.B. Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately $ 231,288 in cash to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plans

The Board of Directors of the Company approved and adopted Jowell Global Ltd. 2021 Omnibus Equity Plan (the “Equity Plan”) on August 2, 2021, which was approved at the stockholders’ meeting on September 10, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 250,000 shares (after the Share Consolidation in October 2023).

As of May 10, 2024, 44,344 shares were granted and outstanding under the Equity Plan. The following paragraphs summarize the terms of the Equity Plan:

Administration. The Equity Plan requires that a committee of non-employee directors to administer the Equity Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the Equity Plan.

Shares Subject to the Equity Plan. The shares issuable under the Equity Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares before Share Consolidation effected on October 25, 2023. Immediately after Share Consolidation, the term of the Equity Plan is limited to 250,000 shares.

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

On November 26, 2021, the Compensation Committee of the Board of the Company (the “Compensation Committee”) granted Ms. Mei Cai, the then Chief Financial Officer of the Company, 80,000 Restricted Stock Units (“RSUs”) under the Company’s 2021 Omnibus Equity Plan. Each RSU represents the right to receive one ordinary share of the Company. The restricted period for the RSUs shall lapse as to twenty-five percent (25%) of the RSUs on each of the grant date, March 31, 2022, June 30, 2022 and September 30, 2022, respectively, subject to Ms. Cai remaining in the continuous service of the Company or its affiliates on each applicable date. Ms. Cai also entered into a Restricted Stock Unit Award Agreement with the Company on November 26, 2021. As of December 31, 2022, 80,000 shares have been issued to Ms. Cai. The share numbers in this paragraph are all before our Share Consolidation numbers.

On April 11, 2022, (the “Grant Date”), the Compensation Committee granted stock awards of 500,500 ordinary shares of the Company (the “Shares”), pursuant to the Company’s 2021 Omnibus Equity Plan, to sixteen officers, directors and employees of the Company and its controlled variable interest entity (the “Grantees”), including: 120,000 shares to Zhiwei Xu, Chief Executive Officer and Chairman of the Board of the Company; 35,000 shares to Dan Zhao, Vice President and a director of the Board of the Company; 3,500 shares to William Morris, a director of the Board of the Company, 3,500 shares to Tristan Kuo, a director of the Board of the Company, and 3,500 shares to Haitao Wang, a director of the Board of the Company (collectively, the “Grants”).  The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on April 11, 2022. As of May 14, 2024, the Shares have been issued to the Grantees. The share numbers in this paragraph are all before our Share Consolidation numbers.

On June 30, 2022, the Compensation Committee approved the grant of Restricted Stock Units (“RSU”) of 120,000 ordinary shares to Mr. Zhiwei Xu, the Company’s then Chief Executive Officer and 39,000 ordinary shares to the Company’s Vice President under the 2021 Omnibus Equity Plan for service period from July 1, 2022 to June 30, 2023. The RSUs granted to the then Chief Executive Officer and Vice President have a graded vesting schedule with 25% vested on June 30, 2022, 25% vested on October 1, 2022, 25% vested on January 1, 2023, and the remaining 25% vested on April 1, 2023. The last tranche of 30,000 RSUs granted to the then Chief Executive Officer was forfeited due to his resignation as the Chief Executive Officer effective on March 1, 2023. As of May 14, 2023, the vested shares have been issued to the Grantees. The Company issued 30,000 shares to the former CEO Mr. Zhiwei Xu and 9,750 shares to Dan Zhao with price at $2.62 on January 1, 2023. The Company issued 9,750 shares to Dan Zhao with price at $2.62 on April 1, 2023. The share numbers in this paragraph are all before our Share Consolidation numbers.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of May 10, 2024.

Board Diversity Matrix (As of May 10, 2024)
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

In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee shall:

●	approve compensation principles that apply generally to Company employees;

●	make recommendations to the board of directors with respect to incentive compensation plans and equity-based plans and to oversee the application of the Company’s compensation recoupment/clawback policy;

●	administer and otherwise exercise the various authorities prescribed for the Compensation Committee by the Company’s incentive compensation plans and equity-based plans;

●	select a peer group of companies against which to benchmark/compare the Company’s compensation systems for principal officers elected by the board of directors;

●	annually review the Company’s compensation policies and practices and assess whether such policies and practices are reasonably likely to have a material adverse effect on the Company; and

●	determine and oversee stock ownership guidelines and stock option holding requirements, including periodic review of compliance by principal officers and members of the board of directors.

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

6.D. Employees

As of December 31, 2023, we had a total of 154 employees. We had a total of 218 employees as of December 31, 2022. The following table sets forth the breakdown of our employees as of December 31, 2023 by function:

Category	Number of Employees	Percentage of workforce
Management	33	21.43%
Merchandiser	5	3.25%
Changshu Operational	28	18.18%
Foreign operation	27	17.53%
Warehouse	3	1.95%
IT team	6	3.90%
Finance and Accounting	18	11.69%
Investment	1	0.65%
Quality Control	4	2.60%
Customer Service	13	8.44%
Product Development	4	2.60%
Design	5	3.25%
HR	5	3.25%
Benefits	2	1.30%
Total	154	100.00%

As of December 31, 2023, 5 of our employees were based in Shanghai, where our principal executive offices are located, and 122 employees were located in Changshu City, 27 employees were in other field offices in China.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 10, 2024 for:

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

The calculations in the table below are based on 2,170,475 ordinary shares issued and outstanding as of the date of May 10, 2024.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Jowell Global Ltd., 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082. Our telephone number at this address +86-21-5521-01874.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Yu- Yun Tristan Kuo	219	*
William J. Morris	219	*
Haitao Wang	218	*
Haiting Li	-
Dan (Jessie) Zhao	-
Lu Qian	-
All directors and executive officers as a group (six individuals):	656	*
5% or Greater Shareholders:
Jowell Holdings Ltd. (1)	333,837	15.4
Zhiwei Xu (1)	340,654	15.7

(1)	6,817 shares owned by Zhiwei Xu directly and 333,837 shares owned by Jowell Holdings Ltd. Mr. Zhiwei Xu was the Chairman of our Board and Chief Executive Officer of the Company until March 1, 2023 and he is the sole shareholder of Jowell Holdings Ltd. a British Virgin Islands company. The registered address of Jowell Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Mr. Zhiwei Xu also owns all 46,875 of the Company’s outstanding preferred shares, and each holder of one preferred share has the right to 2 votes at a meeting of the shareholders of the Company and Mr. Xu’s address is 30 Xinzhuang Section, Jiangsu Provincial Road 227, Changshu, Suzhou, China.

*	less than 1%

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

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers —Share Incentive Plans.”

Other Transactions with Related Parties

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions

Longrich Group and its subsidiaries	Controlled by Mr. Zhiwei Xu, a major shareholder of the Company	Purchase and operating leases from the related party
Longliqi International (NIG) Limited	Controlled by Mr. Zhiwei Xu	Sales to the related party
Longrich Goalbridge Company Limited	Controlled by Mr. Zhiwei Xu	Sales to the related party
Longrich America Int’l, Inc.	Controlled by Mr. Zhiwei Xu	Sales to the related party
Longrich Bioscience (M) Berhad	Controlled by Mr. Zhiwei Xu	Sales to the related party
Jowell Holdings Limited	Controlled by Mr. Zhiwei Xu	Funds support

Due to related parties:

The balance in due to related parties account amounted to $528,472 and $178,816 as of December 31, 2023 and 2022, respectively. These dues to related parties, subsidiaries of Longrich Group and Jowell Holdings Limited, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2023, the Company had five leases from its related party, subsidiaries of Longrich Group, which are controlled by Mr. Zhiwei Xu, a major shareholder of the Company. The Company is obligated to pay quarterly based rents under these lease agreements. See Note 14 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The goods purchased from Longrich Group were $34,258,761, $44,886,549 and $73,876,430 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company had accounts payable of $194,818 and $1,806,352 related to these purchases.

Related party sales:

The Company made sales to the related parties controlled by Mr. Zhiwei Xu, a major shareholder of the Company, in the amount of $6,853, $160,055 and $1,521,566 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company had accounts receivable of $47,040 and $285,530 related to these sales.

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

On October 25, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that (i) every sixteen (16) issued and unissued ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”) be consolidated into one (1) ordinary share par value $0.0016 each and (ii) every sixteen (16) issued and unissued preferred shares of the Company, par value $0.0001 each (the “Preferred Shares”) be consolidated into one (1) preferred share, par value $0.0016 each.. Immediately following the Share Consolidation, the Company increased the authorized share capital to $800,000 divided into shares of which (i) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (ii) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the “Share Capital Increase”). On October 25, 2023, the shareholders of the Company also approved and adopted by a special resolution the third amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation and the Share Capital Increase.

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

Assignment and Transfer. The holders of Preferred Shares shall have the right to transfer each share of the Preferred Shares to any third-party at any time in such holder’s sole and absolute discretion, subject to compliance with applicable securities laws. Upon any sale, transfer, assignment or disposition of any Preferred Share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of control of any Preferred Share to any person who is not an affiliate of the registered shareholder of such share, such Preferred Share shall be automatically and immediately converted into one (1) ordinary share.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

Cayman Islands

Currently there is no exchange control regulations in the Cayman Islands applicable to us and shareholders.

China

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, including the Share Consolidation and Share Capital Increase effected on October 25, 2024.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File number: 333-250889) in relation to the initial public offering of 3,714,286 ordinary shares of the Company. Our initial public offering closed on March 19, 2021. Network1 Financial Securities, Inc. was the representative of the underwriters for our initial public offering. Counting in the ordinary shares sold upon the exercise of the over-allotment option by our underwriters, we offered and sold 4,271,429 ordinary shares and received net proceeds of approximately US$25.7 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The share numbers in this paragraph are all before our Share Consolidation in October 2023. The registration statement was declared effective by the SEC on March 16, 2021. The total expenses incurred for our company’s account in connection with our initial public offering was approximately US$4.2 million, which included approximately US$2.1 million in underwriting discounts and commissions for the initial public offering and approximately US$1.6 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the F-1 Registration Statement was declared effective by the SEC to the date of this annual report, we have used all of net proceeds received from our initial public offering, including approximately $2.8 million to upgrade our online platform and its infrastructure construction with new technologies, approximately $4.6 million to invest in Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. for loan support to future owners of Juhao Best Choice Stores and the remainder for the purchase of inventory, marketing expenses and payment of insurance fees.   There is no material change in the use of proceeds as described in our registration statement on Form F-1.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2023.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2023, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weaknesses identified relates to: (i) our lack of in-house accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC and (ii) unauthorized users had privileged access in Yongyou system application level and database administrator (DBA) of Yongyou system had privileged access in application level which caused the requirement of segregation of duty of Yongyou system was not met. Due to the foregoing material weaknesses, management concluded that as of December 31, 2023, our internal control over financial reporting was ineffective.

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

ITEM 16. [RESERVED]

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP, our independent registered public accounting firm, for the year ended December 31, 2023 and by Marcum Asia CPAs and Friedman LLP, our former independent registered public accounting firms, for the years ended December 31, 2022.

	Year Ended December 31, 2023	Year Ended December 31, 2022(5)
Audit fees(1)	$230,000	$310,000
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
Total	230,000	310,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

(5)	$250,000 was for Marcum Asia CPAs LLP and $60,000 was for Friedman LLP.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services rendered by Marcum Asia CPAs LLP prior to December 21, 2023, and as of and after December 21, 2023, by Enrome LLP to the Company are permissible under any applicable laws and regulations. All services rendered by Friedman LLP prior to November 21, 2022, and as of and after November 21, 2022, by Marcum Asia CPAs LLP to the Company are permissible under any applicable laws and regulations. During fiscal year 2022, all services performed by Friedman LLP and Marcum Asia CPAs LLP were approved in advance by the Audit Committee. During fiscal year 2023, all services performed by Marcum Asia CPAs LLP and Enrome LLP were approved in advance by the Audit Committee.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 21, 2023, the Audit Committee (the “Audit Committee”) of Board of Directors of Jowell Global Ltd. (the “Company”) approved the dismissal of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm and the engagement of Enrome LLP (“Enrome”) to serve as the independent registered public accounting firm of the Company.

The audit report of Marcum Asia on the consolidated financial statements of the Company for the fiscal year ended December 31, 2022 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2022 and through the subsequent interim period through December 20, 2023, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference thereto in its report on the financial statements for such year, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2023.

During the two fiscal years ended December 31, 2022 and through the subsequent interim period to December 20, 2023, neither the Company nor anyone on its behalf consulted Enrome with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company by Enrome that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with Marcum Asia (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

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

The audit reports of Friedman on the consolidated financial statements of the Company for the fiscal years ended December 31, 2021 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2021 and through the subsequent interim period through November 20, 2022, there were (i) no disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference thereto in its report on the financial statements for such years, and (ii) no “reportable events” (as defined set forth in Item 16F(a)(1)(v) of Form 20-F), other than the material weaknesses reported by management in Item 15 of the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 25, 2022.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the Nasdaq Capital Market, or Nasdaq, we are subject to the Nasdaq corporate governance requirements. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance requirements. Currently, we follow our home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”). Rule 5620(a) requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees; and Rule 5635(d) of the Rules requires shareholder approval prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). If we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information — D. Risk Factors— Risks Related to Our Ordinary Shares—Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

The Company has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity is critical to our e-commerce platform and many of our operating activities, which are subject to security threats and increasingly sophisticated cyber-attacks. As a result, we have policies and processes in place to assess, identify, and manage the strategic and operational IT-related risks as an integrated part of our overall risk management system. These risks include the risk of cyber-attacks on IT infrastructure and intellectual property, as well as on cybersecurity for our online platform. The Company has adopted Incident Response Plan Policy to managing material risks from cybersecurity threats and established a Cybersecurity Committee ("Committee”) led by our Chairman and CEO to manage the cybersecurity risks. The Committee consists of six persons, including two operation & maintenance engineers, two software engineers, our chief information officer and our chief executive officer. When the Company uses a third-party service provider and shares sensitive data such service provider, it requires them to comply with confidentiality requirements in the agreements which include that the service provider is responsible for safeguard and the security of the sensitive data and information. As of date of this report, there has been no previous cybersecurity incidents, has materially affected the Company yet. Mr. Haiting Li, Chairman of the Board and Chief Executive Officer of the Company is responsible for the oversight of risks from cybersecurity threats on behalf of the Board. Mr. Yulong Ji, Chief Information Officer ("CIO”) of our operating VIE report to Mr. Haiting Li for cybersecurity risks and incidents. Mr. Yulong Ji has served as the Chief Information Officer of Shanghai Juhao since March 2021, and he was the project manager of the Operation Control Department of Information Center for a domestic airline company in China from September 2019 to March 2021. Mr. Ji was the senior project manager for Business Unit of Traffic for Hengtuo Opensource Information Technology Co., Ltd. from July 2017 to September 2019 and was the senior project manager for Business Unit of Traffic for Pactera Technology International Ltd. Mr. Ji received his junior college degree with a major of computer information management from Jiangyin Polytechnic College in July 2009. Mr. Ji received his bachelor's degree with a major of software engineering from University of Electronic Science and Technology in China in January 2020.

The Company has adopted Incident Response Plan Policy, including Roles and Responsibilities, Incident Categories, Categories of Event, Incident Severity, Escalation Levels, and Incident Response Life Cycle, so that the weakness, events, alerts and incidents can be appropriately managed, escalated and reported from operation/maintenance engineers and software engineers, CIO, Chief Executive Officer and Chairman of the Board.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-31.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.3	The Third Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with SEC on October 30, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.2*	Description of Securities
4.1	Exclusive Business Cooperation and Management Agreement, by and among Shanghai Jowell Technology Co., Ltd., Shanghai Juhao Information Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.2	Equity Interest Pledge Agreement, by and among Shanghai Jowell Technology Co., Ltd., Zhiwei Xu,Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.3	Exclusive Option Agreement, by and among Jowell Technology Limited, Shanghai Jowell Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.4	Power of Attorney by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.5	Confirmation Letter by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.6	Power of Attorney by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.7	Confirmation Letter by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.8	Spousal Consent Letter by the spouse of Mr. Zhiwei Xu dated November 1, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.9	Power of Attorney by Ruixia Yang, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)

4.10	Spousal Consent Letter by the spouse of Ruixia Yang dated October 10, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.11	Form of LHH (Love Home Health) Franchise Store Contract (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.12	Form of Juhao Mall Marketplace and Service Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.13	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Jiangsu Longrich Bioscience Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.14	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Karlie Cosmetics Manufacturing Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.15	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.16	Director Agreement by and between the Company and Y. Tristan Kuo (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.17	Director Agreement by and between the Company and Haitao Wang (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.18	Director Agreement by and between the Company and William Morris (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.19	Capital Increase Agreement by and among Shanghai Juhao Information Technology Co., Ltd., Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. and its shareholders dated July 27, 2021 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 29, 2021)
4.20	Jowell Global Ltd. 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on August 9, 2021)
4.21	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated May 1, 2021 (incorporated herein by reference to Exhibit 4.30 to Form 20-F filed with the SEC on April 25, 2022)
4.22	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on September 1, 2021. (incorporated herein by reference to Exhibit 4.31 to Form 20-F filed with the SEC on April 25, 2022)
4.23	Warehouse Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. dated January 1, 2022 (incorporated herein by reference to Exhibit 4.32 to Form 20-F filed with the SEC on April 25, 2022)
4.24	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. dated January 1, 2022 (incorporated herein by reference to Exhibit 4.33 to Form 20-F filed with the SEC on April 25, 2022)
4.25	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on January 1, 2022 (incorporated herein by reference to Exhibit 4.34 to Form 20-F filed with the SEC on April 25, 2022)

4.26	Office Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on January 1, 2022 (incorporated herein by reference to Exhibit 4.35 to Form 20-F filed with the SEC on April 25, 2022)
4.27	Form of Unrestricted Stock Award Agreement (incorporated herein by reference to Exhibit 4.36 to Form 20-F filed with the SEC on April 25, 2022)
4.28	Form of Securities Purchase Agreements (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with SEC on June 17, 2022)
4.29	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with SEC on October 12, 2022)
4.30	Letter from Friedman LLP dated November 25, 2022 (incorporated herein by reference to Exhibit 16.1 to Form 6-K filed with SEC on November 25, 2022)
4.31	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Shanghai Longrich Industry Co., Ltd. on December 15, 2022. (incorporated herein by reference to Exhibit 4.40 to Form 20-F filed with SEC on May 15, 2023)
4.32	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022. (incorporated herein by reference to Exhibit 4.41 to Form 20-F filed with SEC on May 15, 2023)
4.33	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022. (incorporated herein by reference to Exhibit 4.42 to Form 20-F filed with SEC on May 15, 2023)
4.34	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 14, 2022. (incorporated herein by reference to Exhibit 4.43 to Form 20-F filed with SEC on May 15, 2023)
4.35	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022. (incorporated herein by reference to Exhibit 4.44 to Form 20-F filed with SEC on May 15, 2023)
4.36	Employment Agreement by and between Lu Qian and the Company dated December 15, 2022 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on December 16, 2022)
4.37	Employment Agreement by and between Haiting Li and the Company dated March 1, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on March 3, 2023)
4.38*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Shanghai Longrich Industry Co., Ltd. on December 29, 2023.
4.39*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 29, 2023.
4.40*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 29, 2023
4.41*	Employment Agreement by and between Lu Qian and the Company dated December 15, 2023
4.42	Employment Agreement by and between Haiting Li and the Company dated March 11, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on March 12, 2024)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yiyou Tianyuan Law Firm
15.2*	Consent of Enrome LLP
15.3*	Consent of Marcum Asia CPAs LLP
15.4*	Consent of Friedman LLP
19.1*	Insider Trading Policy
97.1*	Clawback Policy
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jowell Global Ltd.

/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

Date: May 13, 2024

JOWELL GLOBAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Jowell Global Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jowell Global Ltd. and its subsidiaries (the “Company”) as of December 31, 2023, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of Matters

Restatement adjustments for changes in share consolidation

The consolidated financial statements of the Company as of December 31, 2022 and 2021 were audited by other auditor. As described in Note 12, the Company adjusted all shares and per share data periods presented for the shares consolidation. We audited the adjustments that were applied to restate the disclosure for share consolidation reflected in the December 31, 2022 and 2021 consolidated financial statements to retrospectively apply the effects of the share consolidation that occurred subsequent to the year ended December 31, 2022 and 2021. However, we were not engaged to audit, review, or apply any procedures to the December 31, 2022 and 2021 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2022 and 2021 consolidated financial statements taken as a whole.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

May 13, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Jowell Global Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the Share Consolidation as described in Note 12, the accompanying consolidated balance sheet of Jowell Global Ltd. and its subsidiaries (collectively, the “Company”) as of December 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the Share Consolidation as described in Note 12, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor from 2019 to 2023. (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

May 15, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Jowell Global Ltd.

Opinion on the Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting related to the Share Consolidation as described in Note 12, the accompanying consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows of Jowell Global Ltd. and Subsidiaries (collectively, the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting related to the Share Consolidation as described in Note 12, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

April 25, 2022

JOWELL GLOBAL LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
ASSETS
Current Assets:
Cash	$1,250,281	$13,718,102
Restricted cash	-	3,000,000
Accounts receivable	2,401,056	6,208,606
Accounts receivable - related parties	47,040	285,530
Advance to suppliers	3,506,432	21,742,495
Advance to suppliers - related parties	9,874,545	-
Inventories, net	8,198,402	13,278,205
Prepaid expenses and other current assets	1,384,758	1,668,775
Total current assets	26,662,514	59,901,713

Long-term investment	3,888,377	4,454,993
Property and equipment, net	681,942	1,019,720
Intangible assets, net	634,655	855,112
Right-of-use assets	2,019,300	3,389,536
Other non-current asset	895,775	919,720
Deferred tax assets	515,364	661,692
Total Assets	$35,297,927	$71,202,486

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term loan	$423,567	$2,464,375
Accounts payable	3,765,230	6,331,437
Accounts payable - related parties	194,818	1,806,352
Deferred revenue	2,309,957	18,395,244
Deferred revenue - related parties	47,059	74,088
Current portion of operating lease liabilities	942,989	1,179,237
Accrued expenses and other current liabilities	782,048	1,105,241
Due to related parties	528,472	178,816
Taxes payable	58,233	102,359
Total current liabilities	9,052,373	31,637,149

Non-current portion of operating lease liabilities	1,032,235	2,099,430
Total liabilities	10,084,608	33,736,579

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,170,475 and 2,132,785 issued and outstanding at December 31, 2023 and 2022, respectively*	3,473	3,413
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at December 31, 2023 and 2022, respectively*	75	75
Additional paid-in capital	52,687,182	52,557,552
Statutory reserves	394,541	394,541
Accumulated deficit	(26,039,567)	(14,572,425)
Accumulated other comprehensive loss	(1,843,970)	(950,720)
Total Jowell Global Ltd. Stockholders’ Equity	25,201,734	37,432,436
Non-controlling interest	11,585	33,471
Total Stockholders’ Equity	25,213,319	37,465,907

Total Liabilities and Stockholders’ Equity	$35,297,927	$71,202,486

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2023	2022	2021
Net Revenues
Revenues – third-party	$160,002,440	$209,821,251	$169,390,433
Revenues – related party	6,853	160,055	1,521,566
Total Net Revenues	160,009,293	209,981,306	170,911,999

Operating Expenses:
Cost of revenues	(156,738,018)	(203,738,021)	(159,259,496)
Fulfillment expenses	(3,022,120)	(3,699,690)	(3,757,991)
Marketing expenses	(7,770,819)	(8,795,340)	(9,380,401)
General and administrative expenses	(3,368,761)	(5,788,952)	(5,506,614)
Total operating expenses	(170,899,718)	(222,022,003)	(177,904,502)

Loss From Operations	(10,890,425)	(12,040,697)	(6,992,503)

Other Income (Expenses), net
Interest expense	(76,049)	(117,070)	(92,257)
Investment income (loss)	(493,970)	(29,203)	301,778
Government subsidy income	-	-	318,783
Other income (expense), net	75,627	235,025	(115,393)
Other Income (expense), net	(494,392)	88,752	412,911

Loss Before Income Taxes	(11,384,817)	(11,951,945)	(6,579,592)

Income Taxes Expense (Benefit)	135,116	(420,164)	(190,516)
Net Loss	(11,519,933)	(11,531,781)	(6,389,076)

Less: net income(loss) attributable to non-controlling interest	(52,791)	4,599	-

Net Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(11,467,142)	$(11,536,380)	$(6,389,076)

Loss Per share – Basic and Diluted*	$(5.38)	$(6.25)	$(4.16)

Weighted Average Shares Outstanding – Basic and diluted*	2,140,863	1,847,222	1,535,141

Net Loss	$(11,519,933)	$(11,531,781)	$(6,389,076)

Other Comprehensive income(loss), net of tax
Foreign currency translation gain (loss)	(897,642)	(2,446,705)	671,219
Total Comprehensive loss	(12,417,575)	(13,978,486)	(5,717,857)

Less: comprehensive income (loss) attributable to non-controlling interest	(57,183)	3,695	-

Comprehensive Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(12,360,392)	$(13,982,181)	$(5,717,857)

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Common Stock		Preferred Stock		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Jowell Global Ltd. Stockholders’	Noncontrolling	Total Stockholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserves	deficit)	Income (loss)	Equity	interest	Equity

Balance as of January 1, 2021	1,321,838	$2,115	46,875	$75	$14,171,120	$394,541	$3,353,031	$823,862	$18,744,744	$-	$18,744,744

Issuance of Ordinary Shares, net of offering expenses	266,965	427	-	-	25,684,937	-	-	-	25,685,364	-	25,685,364
Share-based compensation	7,500	12	-	-	971,188	-	-	-	971,200	-	971,200
Exercise of warrants	8,570	14	-	-	(14)	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	-	(6,389,076)	-	(6,389,076)	-	(6,389,076)
Foreign currency translation gain	-	-	-	-	-	-	-	671,219	671,219	-	671,219

Balance as of December 31, 2021	1,604,873	$2,568	46,875	$75	$40,827,231	$394,541	$(3,036,045)	$1,495,081	$39,683,451	$-	$39,683,451

Issuance of Ordinary Shares	487,912	781	-	-	9,882,459	-	-	-	9,883,240	-	9,883,240
Share-based compensation	40,000	64	-	-	1,847,862	-	-	-	1,847,926	-	1,847,926
Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	29,776	29,776
Net loss for the year	-	-	-	-	-	-	(11,536,380)	-	(11,536,380)	4,599	(11,531,781)
Foreign currency translation gain	-	-	-	-	-	-	-	(2,445,801)	(2,445,801)	(904)	(2,446,705)

Balance as of December 31, 2022	2,132,785	3,413	46,875	$75	$52,557,552	$394,541	$(14,572,425)	$(950,720)	$37,432,436	$33,471	$37,465,907

Issuance of Ordinary Shares	34,594	55	-	-	(55)	-	-	-	-	-	-
Share-based compensation	3,096	5	-	-	129,685	-	-	-	129,690	-	129,690
Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	35,297	35,297
Net loss for the year	-	-	-	-	-	-	(11,467,142)	-	(11,467,142)	(52,791)	(11,519,933)
Foreign currency translation gain	-	-	-	-	-	-	-	(893,250)	(893,250)	(4,392)	(897,642)
			-
Balance as of December 31, 2023	2,170,475	3,473	46,875	$75	$52,687,182	$394,541	$(26,039,567)	$(1,843,970)	$25,201,734	$11,585	$25,213,319

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss	$(11,519,933)	$(11,531,781)	$(6,389,076)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	479,081	363,648	185,484
Loss (Income) from long-term investment	478,403	29,203	(143,849)
Allowance for credit losses	507,798	579,938	451,127
Reversal of credit losses	(338,660)	-	-
Amortization of right-of-use assets	1,305,386	1,557,714	880,551
Inventory provision(reversal)	(438,949)	1,102,119	329,639
Deferred income taxes	129,760	(420,514)	(263,249)
Share-based compensation	129,690	1,847,926	971,200
Property and equipment written off	49,855	-	-
Changes in operating assets and liabilities:
Accounts receivables	3,184,915	(1,661,261)	(4,688,990)
Accounts receivable - related Parties	232,236	161,460	217,500
Inventories	5,197,234	(3,074,027)	(4,983,104)
Advance to suppliers	18,070,744	(17,985,535)	(3,335,276)
Advance to suppliers - related parties	(9,924,991)	-	590,738
Prepaid expenses and other current assets	241,799	263,847	(1,375,344)
Accounts payables	(2,413,634)	1,715,092	(776,146)
Accounts payables - related parties	(1,572,497)	(101,225)	2,234,057
Trade notes payable	-	-	(588,215)
Deferred revenue	(15,711,320)	16,928,087	401,233
Operating lease liabilities	(1,241,153)	(1,696,455)	(868,766)
Taxes payable	(41,673)	64,380	(982,105)
Accrued expenses and other liabilities	(295,922)	(135,591)	98,632
Net cash used in operating activities	(13,491,831)	(11,992,975)	(18,033,959)

Cash flows from investing activities:
Long-term investment in a noncontrolling entity	(25,473)	-	(4,650,150)
Purchase of fixed assets	-	-	(951,874)
Purchase of intangible assets	(4,864)	(677,702)	(426,370)
Purchase of equipment	(12,046)	(660,488)	(609,014)
Net cash used in investing activities	(42,383)	(1,338,190)	(6,637,408)

Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares	-	9,883,240	-
Net proceeds from the Initial Public Offering	-	-	25,685,364
Proceeds from short-term loans	425,731	2,530,929	2,635,085
Repayment of short-term loans	(2,412,477)	(2,530,929)	-
Proceeds from related party loans	353,761	55,529	-
Repayment of related party loans	-	-	(1,108,311)
Net cash provided by (used in) financing activities	(1,632,985)	9,938,769	27,212,138

Effect of exchange rate changes on cash and restricted cash	(300,622)	(1,139,229)	464,901

Net increase (decrease) in cash and restricted cash	(15,467,821)	(4,531,625)	3,005,672

Cash and restricted cash, beginning of year	16,718,102	21,249,727	18,244,055

Cash and restricted cash, end of year	$1,250,281	$16,718,102	$21,249,727
Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	1,250,281	13,718,102	18,249,737
Restricted cash	-	3,000,000	2,999,990
Total cash and restricted cash	$1,250,281	$16,718,102	$21,249,727

Supplemental disclosure information:
Cash paid for income tax	$2,719	$-	$988,445
Cash paid for interest	$76,049	$117,070	$92,257

Supplemental non-cash activities:
Cash paid in prior year for purchase of fixed assets	$93,153	$-	$123,384
Cash paid in prior year for purchase of intangible assets	$-	$88,198	$-
Lease liabilities arising from obtaining right-of-use assets	$16,848	$34,090	$2,370,655

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

Upon the reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong and Cayman Islands. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao and its subsidiaries	July 31, 2012	Shanghai, China	N/A (VIE)	Online Retail
Juhao Yuan	December 20, 2022	Hangzhou, China	Subsidiary of VIE	Brand Management
Shanghai Lianfu	April 13, 2023	Shanghai, China	Subsidiary of VIE	Online Retail

Shanghai Juhao has five wholly owned Juhao Best Choice Stores, located in the cities of Suzhou and Changshu, and nineteen wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Changshu, Nantong, Shanghai and Guangzhou.

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

	December 31, 2023	December 31, 2022

Current assets	$26,530,156	$56,443,203
Total non-current assets	$8,635,413	$11,300,773
Total assets	$35,165,569	$67,743,976
Total current liabilities	$42,847,427	$66,032,076
Total non-current liabilities	$1,032,235	$2,099,430

	For the years ended December 31,
	2023	2022	2021

Revenue	$160,009,293	$209,981,306	$170,911,999
Operating expenses	$170,094,956	$218,805,217	$174,364,008
Net loss	$(10,689,357)	$(8,338,701)	$(2,850,415)

	For the years ended December 31,
	2023	2022	2021

Net cash used in operating activities	$(12,776,353)	$(11,849,660)	$(14,394,918)
Net cash used in investing activities	$(42,383)	$(1,426,388)	$(1,987,258)
Net cash provided by financing activities	$928,259	$9,635,309	$20,555,262
Net increase (decrease) in cash	$(12,127,610)	$(4,848,767)	$4,575,593

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

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE in the consolidated financial statements as it may lose the ability to exert control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIE. The Company, Jowell Tech, and Shanghai Jowell are essentially holding companies and do not have active operations as of December 31, 2023 and 2022. The Company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, allowance for credit losses and advance to suppliers, valuation of inventories, and impairment of long-lived assets. Actual results could differ from those estimates.

Cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. As of December 31, 2023 and 2022, the Company had no cash equivalents.

Restricted cash

Restricted cash represents required cash deposit as a part of collateral for the bank loan (see Note 10). The Company earns interest at a variable rate per month on this deposit. As of December 31, 2023 and 2022, the Company had restricted cash of nil and $3,000,000, respectively.

Accounts receivable, net of allowance for credit losses

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations and comprehensive income (loss). The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Accounts receivable is written off after all collection efforts have ceased. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment. As of December 31, 2023 and 2022, the allowance for credit losses for accounts receivable was $559,382 and $84,400, respectively. For the years ended December 31, 2023, 2022 and 2021, the recognized credit losses (reversed in collection) of $474,982, ($11,631) and $102,356, respectively.

Inventories

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased, and has sole discretion in establishing prices for the goods to be sold. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Income (Loss). Write down (reversal) of ($438,949), $1,102,119 and $329,639 were recorded in cost of revenues in the consolidated statements of operations and comprehensive income (loss). for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Useful life
Electronic equipment	3~5 years
Office furniture	5 years
Leasehold improvement	5 years
Vehicles	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss).

Construction in progress

Construction in progress is comprised primarily of Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The fiscal years ended December 31, 2023 and 2022 the construction in progress assets were related to lease in improvement of manufacturing facilities for the Company. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction in progress is included in property and equipment and is amortized over the life of the related assets. During the years ended December 31, 2023 and 2022, the Company capitalized nil and nil of interest expense.

Intangible assets, net

Intangible assets consist primarily of customized software systems purchased from third-party vendors, used for accounting and business operation. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated useful economic life of 3 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2023 and 2022.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investment is recognized in the consolidated statements of operations and comprehensive income (loss); and the Company’s share of post-acquisition movements in equity is recognized in equity in the consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which it has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which it has recorded an equity investment equals or exceeds the Company’s interest in the entity, it does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity investee.

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

Consistent with the criteria of ASC 606, the Company recognizes revenues when the Company satisfies a performance obligation by transferring a promised goods or services to a customer. Goods (represent “Cosmetic products Health and nutritional supplements and Household products”) are transferred when the customer obtains control of it, which generally occurs upon the delivery of the products to customers. Service (represent “others”) is recognized ratably over the contract period.

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

The Company recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Company reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Company generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of December 31, 2023 and 2022, no return allowances were recorded.

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

Other than revenue from online direct sales, the Company also earns service fees charged to third-party sellers for participating in the Company’s online marketplace, where the Company generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers. During the years ended December 31, 2023, 2022 and 2021, revenue from service fees were $544,562, $123,208 and $23,782, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in deferred revenue in the Company’s Consolidated Balance Sheets. As of December 31, 2023 and 2022, the Company had total deferred revenue of $2,357,016 and $18,469,332, respectively, which mainly represent the proceeds received for orders placed at end of each period, while the deliveries were accomplished at the beginning of the next periods, when they were recognized as revenue.

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

Fulfillment expenses

Fulfillment expenses consist primarily of expenses charged by third-party couriers for dispatching and delivering the Company’s products and rental expenses of leased warehouses. Shipping cost included in fulfillment costs amounted to $1,932,398, $2,074,452 and $2,404,268 for the years ended December 31, 2023, 2022 and 2021, respectively.

Marketing expenses

Marketing costs primarily consist of targeted online advertising, payroll and related expenses for personnel engaged in marketing and selling activities. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

Advertising costs, which consist primarily of online advertising and outdoor advertising, are expensed as incurred, Advertising cost included in marketing expense amounted to $1,421,315, $2,142,803 and $3,285,558 for the years ended December 31, 2023, 2022 and 2021, respectively.

Income taxes

The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2023 and 2022. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company doesn’t believe that there were any uncertain tax positions as of December 31, 2023 and 2022, respectively.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2023 and 2022. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. As of December 31, 2023, the tax years ended December 31, 2019 through December 31, 2023 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net loss and other comprehensive income (loss). Other comprehensive income consists of foreign currency translation adjustment from the Company not using the U.S. dollar as its functional currency.

Loss per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2022 and 2021, the Company had no potential common shares outstanding that could potentially dilute EPS in the future.

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

Concentrations

For the year ended December 31, 2023, one customer accounted for approximately 11.4% of the Company’s total sales. For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the Company’s total sales. For the year ended December 31, 2021, one customer accounted for approximately 15.8% of the Company’s total sales.

For the year ended December 31, 2023, three major suppliers, accounted for approximately 15%, 11% and 10% of the total purchases. For the year ended December 31, 2022, two major suppliers, accounted for approximately 14% and 12% of the total purchases. For the year ended December 31, 2021, two major suppliers, accounted for approximately 45% and 24% of the total purchases. See Note 13 to the consolidated financial statements for additional information on related parities transactions.

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

As of December 31, 2023 and 2022, $1,250,281 and $13,526,957 of the Company’s cash were on deposit at financial institutions in the PRC. In PRC, a company’s deposits at one bank are insured for a maximum of RMB500,000 in the event of bank failure. In Hong Kong and Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance.

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

As an online retailer and retail platform, the Company’s operations in 2022 were not significantly negatively impacted by the pandemic. As the date of this report, the Chinese government has loosened its policy and there is no control measures due to COVID-19. However, the situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new variants. We will continue to closely monitor the situation throughout 2024 and beyond.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2023 and 2022 were RMB1.00 for US$0.1412 and US$0.1450, respectively. The average exchange rates for the years ended December 31, 2023, 2022 and 2021 were RMB1.00 for US$0.1419, US$0.1489 and US$0.1550, respectively.

Recent accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”: Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on the financial position, results of operations and cash flows.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

The Company has evaluated pronouncements recently issued but not yet adopted. The adoption of these pronouncements is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3 – Liquidity

For the year ended December 31, 2023, the Company reported a net loss of approximately $11.5 million, negative operating cash flows of approximately $13.5 million, and accumulated deficit of approximately $26.0 million.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

Presently, the Company’s principal sources of liquidity are proceeds from its public offering, private placement, registered direct offering. As of December 31, 2023, the Company had cash and restricted cash of approximately $1.3 million and working capital of $16.6 million. $1.2 million of the cash were held by the VIE with banks and financial institutions inside China as the Company conducted its operations primarily through the consolidated VIE in China. With the uncertainty of the current market, management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of March 31, 2024, approximately $1.2 million, or 47%, of its accounts receivable balance as of December 31, 2023 were collected, and approximately $10.9 million or 81% of its advances to supplier balance as of December 31, 2023 were utilized. In addition, the Company’s Form F-3 registration was declared effective on August 31, 2022 (File No. 333-264109) and the Company may also seek equity financing from outside investors if necessary. As of March 31, 2024, the Company had cash balance of approximately $0.54 million.

For the Company’s operational strategy, in fiscal 2023, the Company continued focus on implementation of the Company’s business expansion plan in increase of its customer and distributor bases, products and brands promotions, and enhanced GMV quality. The management plans to take measures to reduce costs and gradually turn the company from the current loss into profit in next 1 to 2 years, such as reducing promotional expenses to increase gross profit, and reducing marketing expenses etc.

Based on its current operating plan, management believes that the above-mentioned measures, including cash and restricted cash on hand of approximately $1.3 million, bank borrowing and equity financing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s consolidated financial statements are issued.

Note 4 – Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2023	December 31, 2022

Trade accounts receivable from third-parties	$2,960,438	$6,293,006
Trade accounts receivable from related parties	47,040	285,530
Subtotal	3,007,478	6,578,536
Less: allowance for credit losses	(559,382)	(84,400)
Accounts receivable, net	$2,448,096	$6,494,136

The movement of the allowance for credit losses was as follows:

December 31, 2023

Balance as of the beginning of year	$84,400
Additions charged to bad debt expense	507,798
Reversals when collected	(28,180)
Translation adjustments	(4,636)
Balance as of the end of year	$559,382

Note 5 – Inventories, net

Inventory consisted of the following:

	December 31, 2023	December 31, 2022

Goods in transit	$1,158,689	$357,484
Finished goods	7,971,989	14,326,309
Less: allowance of obsolete inventories	(932,276)	(1,405,588)
Inventories, net	$8,198,402	$13,278,205

The movement of the allowance for doubtful accounts was as follows:

December 31, 2023
Balance as of the beginning of year	$1,405,588
Reversals	(438,949)
Translation adjustments	(34,363)
Balance as of the end of year	$932,276

Note 6 – Advance to suppliers, net

The Company makes periodic advances to its suppliers for product purchases in the normal course of business. Advances to suppliers consisted of the following:

	December 31, 2023	December 31, 2022

Advances for products purchasing from third-parties	$4,076,231	$22,644,684
Advances for products purchasing from related parties	9,874,545	-
Subtotal	13,950,776	22,644,684
Less: allowance for credit losses	(569,799)	(902,189)
Advance to suppliers, net	$13,380,977	$21,742,495

The following table presents movement in the allowance for credit losses:

December 31, 2023

Balance as of the beginning of year	$902,189
Reversals when collected	(310,480)
Translation adjustments	(21,910)
Balance as of the end of year	$569,799

Note 7 – Property and equipment, net

Property and equipment, net, consisted of the following:

	December 31, 2023	December 31, 2022

Electronic equipment	$356,691	$337,879
Vehicles	146,033	149,346
Leasehold improvement	184,376	260,951
Office furniture	948	22,043
Subtotal	688,048	770,219
Construction in progress	403,006	495,551
Less: accumulated depreciation	(409,112)	(246,050)
Property and equipment, net	$681,942	$1,019,720

Depreciation expense was $275,011, $109,900 and $104,858 for the years ended December 31, 2023, 2022 and 2021, respectively.

Note 8 – Intangible assets, net

Intangible assets, net consisted of the following:

	December 31, 2023	December 31, 2022

Software	$1,192,788	$1,219,705
Less: accumulated amortization	(558,133)	(364,593)
Intangible assets, net	$634,655	$855,112

Amortization expense was $204,070, $253,748 and $80,626 for the years ended December 31, 2023, 2022 and 2021, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2024	167,883
2025	73,581
2026	72,713
2027	72,634
2028	72,634
Thereafter	175,210
Total	$634,655

Note 9 – Long-term investment

On July 27, 2021, Shanghai Juhao, a variable interest entity of Jowell Global entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its then existing shareholders. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. After the investment, Hongrun had 9 shareholders, including Jiangsu Longrich Group Co., Ltd., the largest shareholder with 29.17% equity interest of Hongrun, is also a related party of the Company. Other 7 shareholders are unrelated parties accounting for 51.87% equity interest in Hongrun. Mr. Zhiwei Xu, then Chairman of the Board of Directors and then Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. According to the Article of Association of Hongrun, the Board of Directors of Hongrun has 5 members, among whom Mr. Zhiwei Xu and another Director is from Longrich Group, accounting for 40% voting rights of the Board. Accordingly, Longrich Group and the Company in aggregate cannot exercise control but has significant influence over Hongrun. Accordingly, Shanghai Juhao has been accounting for the investment under equity method. For the year ended December 31, 2023, the Company generated $452,930 investment loss from Hongrun and did not recognize any impairment losses for the long-term investments.

Note 10 – Short-term Bank Loan

On March 21, 2022, Shanghai Juhao entered into a loan agreement with Shanghai Bank to borrow RMB17 million (approximately $2.46 million) for working capital needs. Interest of the loan is 4.6% per annum. The loan is guaranteed by Jowell Tech, who signed a maximum pledge agreement with Shanghai Bank and agreed to pledge its deposit of $3.0 million as collaterals to safeguard RMB17 million loans that the Shanghai Juhao may borrow from Shanghai Bank during the period of March 21, 2022 to March 21, 2023. As of December 31, 2022, the outstanding balance was RMB17,000,000 (equivalent of $2,464,375). In March 2023, Shanghai Juhao repaid this loan upon maturity.

On March 28, 2023, Shanghai Juhao entered into a loan agreement with Shanghai Yangpu Kecheng Microfinance Co., Ltd. (“Kecheng”) to borrow RMB5 million (approximately $0.7 million) for working capital needs. Interest of the loan is 12% per annum. The loan is guaranteed by Jiangsu Longrich Group Co., Ltd., Shanghai Zhicheng Enterprise Management Co., Ltd. and Zhiwei Xu that Shanghai Juhao may borrow from Kecheng during the period of March 30, 2023 to September 30, 2023. After maturity, Shanghai Juhao applied for an extension from September 30, 2023 to September 30, 2024 and the principal and interest rate were not changed. As of December 31, 2023, the outstanding balance was RMB3,000,000 (equivalent of $423,567).

Note 11 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2023	December 31, 2022

Customer security deposits (a)	$166,914	$736,939
Payroll payable	542,372	279,152
Other payables	72,762	89,150
Total	$782,048	$1,105,241

a.	A majority of customer security deposits are from distributors who make bulk purchases from the Company. The Company offers these customers favorable pricing but requires each of these customers to maintain a certain amount of security deposit to be a sales distributor. The deposits are interest-free and shall be returned to those customers when customers terminate their distribution relationship with the Company.

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

Initial Public Offering

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021. The share numbers and par value are before Share Consolidation in October 2023.

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

Underwriters Warrants

In connection with the March 19, 2021 offering, the Company agreed to grant to the Underwriters Warrants (“UW Warrants”) covering a number of Ordinary Shares equal to 10% of the aggregate number of the Ordinary Shares sold in the offering including any shares sold upon exercise of the over-allotment option, totaling 427,143 warrants. The warrants carry a term of 5 years and the exercise price is $9.10. The UW Warrants were not exercisable for a period of 180 days after the effective date of the offering. On November 25, 2021, the warrants holders provided the Company with the notice of exercise and elected the cashless exercise of the UW Warrants, which resulted in an aggregate of 137,111 Ordinary Shares issued based on the 5 days average market price of $13.402 per share. As of December 31, 2023 and 2022, no warrants were outstanding.

Preferred Stock

The Company initially had 50,000,000 authorized Preferred Shares and a total of 750,000 of its Preferred shares issued and outstanding, with a par value of US$0.0001 (after Share Consolidation, the par value changed to $0.0016). Each Preferred Share has voting rights equal to two Ordinary Shares of the Company and each Preferred Share is convertible into one Ordinary Share at any time. Except for voting rights and conversion rights, the Ordinary Shares and the Preferred Shares shall rank par passu with one another and shall have the same rights, preferences, privileges and restrictions.

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

On September 21, 2021, the Company filed Form S-8 with SEC to register 4,000,000 ordinary shares under the Company’s 2021 Omnibus Equity Plan which was approved by the Board of the Company on August 2, 2021 and by the shareholders of the Company at annual shareholders meeting on September 10, 2021. On November 26, 2021, the Company authorized the grant of Restricted Stock Units (“RSU”) of 80,000 ordinary shares to the Company’s then Chief Financial Officer under the Company’s 2021 Omnibus Equity Plan for service period from November 16, 2021 to November 15, 2022, which were valued based on the closing stock price of $10.06 on November 26, 2021, the grant date. The RSUs granted to the then Chief Financial Officer had a graded vesting schedule with 25% or 20,000 RSUs vested on November 26, 2021, 25% or 20,000 RSUs vested on March 31, 2022, 25% or 20,000 RSUs vested on June 30, 2022, and the remaining 25% or 20,000 RSUs vested on September 30, 2022. The Company follows ASC 718-10-35-8 Stock compensation – awards with graded vesting features to recognize compensation cost on a straight-line basis. The RSUs granted to the then Chief Financial Officer resulted in $201,200 compensation cost for the year ended December 31, 2021 and $603,600 compensation cost for the year ended December 31, 2022, which were charged to general and administrative expenses.

On April 11, 2022, the Company granted 500,500 shares as stock awards to its employees, officers and directors under the Company’s 2021 Omnibus Equity Plan, which were vested immediately. The fair value of these ordinary shares was $1,036,035 based on the closing stock price $2.07 on April 11, 2022.

On June 30, 2022, the Company authorized the grant of Restricted Stock Units (“RSU”) of 120,000 ordinary shares to the Company’s then Chief Executive Officer and 39,000 ordinary shares to the Company’s Vice President under the Company’s 2021 Omnibus Equity Plan for service period from July 1, 2022 to June 30, 2023, which were valued based on the closing stock price of $2.62 on June 30, 2022, the grant date. The RSUs granted to the then Chief Executive Officer and Vice President have a graded vesting schedule with 25% or 39,750 RSUs vested on June 30, 2022, 25% or 39,750 RSUs vested on October 1, 2022, 25% or 39,750 RSUs vested on January 1, 2023, and the remaining 25% or 39,750 RSUs vested on April 1, 2023. The Company follows ASC 718-10-35-8 Stock compensation – awards with graded vesting features to recognize compensation cost on a straight-line basis. The last tranche of 30,000 RSUs granted to the then Chief Executive Officer was forfeited due to his resignation as the Chief Executive Officer effective on March 1, 2023. The RSUs granted to the then Chief Executive Officer and Vice President resulted in $208,290 compensation cost for the year ended December 31, 2022 and $129,690 compensation cost for the year ended December 31, 2023, which were charged to general and administrative expenses.

In aggregate, share-based compensation expense amounted to $129,690, $1,847,925 and $971,200 for the years ended December 31, 2023, 2022 and 2021, respectively.

Share Consolidation

On October 25, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that (i) every sixteen (16) issued and unissued ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”) be consolidated into one (1) ordinary share par value $0.0016 each and (ii) every sixteen (16) issued and unissued preferred shares of the Company, par value $0.0001 each (the “Preferred Shares”) be consolidated into one (1) preferred share, par value $0.0016 each. Immediately following the Share Consolidation, the shareholders of the Company approved by an ordinary resolution of share capital increase that the authorized share capital of the Company be increased to $800,000 divided into 500,000,000 shares of which (x) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (y) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the “Share Capital Increase”). At the Meeting, the shareholders of the Company also approved by a special resolution the third amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation and the Share Capital Increase. The Company believes it is appropriate to reflect the Share Consolidation of its Ordinary Shares on a retroactive basis pursuant to ASC 260. All shares and per share data for all the periods presented have been retroactively restated.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital, which is RMB14 million (approx. $2 million) as of December 31, 2023. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2023 and 2022, the balance of statutory reserve was both $394,541.

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

The restricted net assets that include paid in capital and statutory reserve funds amounted to $45,106,851 and $42,106,851 as of December 31, 2023 and 2022, respectively.

Note 13 – Related party transactions

The relationship and the nature of related party transactions are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Longrich Group and its subsidiaries	Controlled by a major shareholder of the Company	Purchase and operating leases
Longliqi International (NIG) Limited	Controlled by a major shareholder of the Company	Sales
Longrich Goalbridge Company Limited	Controlled by a major shareholder of the Company	Sales
Longrich America Int’l, Inc.	Controlled by a major shareholder of the Company	Sales
Longrich Bioscience (M) Berhad	Controlled by a major shareholder of the Company	Sales
Jowell Holdings Limited	Controlled by a major shareholder of the Company	Operating support

Due to related parties:

The balance in due to related parties account amounted to $528,472 and $178,816 as of December 31, 2023 and 2022, respectively. These dues to related parties, subsidiaries of Longrich Group and Jowell Holdings Limited, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2023, the Company had five leases from its related party, subsidiaries of Longrich Group, which are controlled by a major shareholder of the Company. The Company is obligated to pay a quarter base rent under these lease agreements. See Note 14 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $34,258,761, $44,886,549 and $73,876,430 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company had accounts payable of $194,818 and $1,806,352 related to these purchases.

Related party sales:

The Company made sales to related parties controlled by a major shareholder of the Company, in the amount of $6,853, $160,055 and $1,521,566 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, the Company had accounts receivable of $47,040 and $285,530 related to these sales.

Note 14 - Leases

Leases from related parties

In April 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 136 square meters to open Jowell Best Choice Store at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The Company renewed and extended this lease with new maturity date on December 31, 2024. The rental payments related to this lease were $11,637 and $12,208 for the years ended December 31, 2023 and 2022, respectively.

In April, 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 1,146 square meters for live stream base at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The Company renewed and extended this lease with new maturity date on December 31, 2024. The rental payments related to this lease were $73,465 and $78,250 for the years ended December 31, 2023 and 2022, respectively.

In August, 2021, the Company signed a three-year operating lease agreement with a subsidiary of Longrich Group to rent an office space with 3,956 square meters for Jowell Best Choice Store opening in Changshu City, Jiangsu Province. The lease term is from September 1, 2021 to August 31, 2024. The rental payments related to this lease were $145,963 and $153,130 for the years ended December 31, 2023 and 2022, respectively.

In August, 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent an office space with 350 square meters in Chengdu City, Sichuan Province. The lease term is from September 1, 2021 to August 31, 2022. The rental payments related to this lease were nil and $11,910 for the years ended December 31, 2023 and 2022, respectively.

The Company also entered into following lease agreements with its related parties controlled by a major shareholder of the Company, to lease warehouse and office spaces. The Company intend to continue these leases for the next two years.

On January 1, 2020, the Company entered into a one-year lease agreement with a subsidiary of Longrich Group to rent an office space of 700 square meters at Yangpu District, Shanghai, respectively. The lease term is from January 1, 2020 to December 31, 2020. The Company renewed and extended this lease with new maturity date on December 31, 2024. The rental payments related to these leases were $93,874, $98,483 and $115,681 for the years ended December 31, 2023, 2022 and 2021, respectively.

On January 1, 2020, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a warehouse space with 500 square meters at Jiangsu Diye Industrial District. On December 31, 2020, the Company renewed this lease agreement for another one-year term and the leased space is increased to 6,440 square meters. The lease was renewed and extended to new maturity date on December 31, 2024. The rental payments related to these leases were $255,893, $268,457 and $324,296 for the years ended December 31, 2023, 2022 and 2021, respectively.

On January 1, 2020, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 1,097 square meters at Longrich Industrial District, respectively. The Company renewed and extended this lease with new maturity date on December 31, 2023. The rental payments related to this lease were $71,399, $74,905 and $90,242 for the years ended December 31, 2023, 2022 and 2021, respectively.

On January 1, 2020, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 404 square meters in Changshu City, Jiangsu Province. On December 31, 2020, the Company renewed this lease agreement for another one-year term, respectively and the leased space is increased to 5,976 square meters. The lease was renewed and extended to new maturity date on December 31, 2024. The rental payments related to this lease were $388,964, $408,062 and $492,939 for the years ended December 31, 2023, 2022 and 2021, respectively.

Leases from third parties

In March 2021, the Company signed a ten-year operating lease agreement with an individual to lease an office space with 738.70 square meters in Hangzhou City, Zhejiang Province. The lease term is from May 20, 2021 to May 19, 2031. The rental payments related to this lease were $190,283 and $199,626 for the years ended December 31, 2023 and 2022, respectively.

On June 15, 2021, the Company signed a three-year operating lease agreement with a third-party to lease an office space with 395 square meters in Urumchi City, Xinjiang Province. The lease term is from June 15, 2021 to June 14, 2023. The rental payments related to this lease were $19,133 and $43,793 for the years ended December 31, 2023 and 2022, respectively.

On May 28, 2021, the Company signed a two-years operating lease agreement with a third-party to lease 273.59 square meters for office space in Tianjin City. The lease term is from August 1, 2021 to March 1, 2023. The rental payments related to this lease were $5,196 and $32,707 for the years ended December 31, 2023 and 2022, respectively.

On June 20, 2021, the Company signed a three-year operating lease agreement with a third-party to lease 169 square meters for Jowell Best Choice Store opening in Suzhou City, Jiangsu Province. The lease term from July 20, 2021 to April 19, 2022. The rental payments related to this lease were nil and $23,047 for the years ended December 31, 2023 and 2022, respectively.

In June, 2021, the Company signed a two-years operating lease agreement with a third-party to lease 264.89 square meters for office space in Wuhan City, Hubei Province. The lease term is from June 20, 2021 to June 20, 2022. The rental payments related to this lease were nil and $24,513 for the years ended December 31, 2023 and 2022, respectively.

On November 20, 2021, the Company signed a two-years operating lease agreement with a third-party to lease 230 square meters for office space in Guangzhou City. The lease term is from December 1, 2021 to March 1, 2023. The rental payments related to this lease were $6,691 and $42,118 for the years ended December 31, 2023 and 2022, respectively.

On December 20, 2021, the Company signed a two-years operating lease agreement with a third-party to lease 170.40 square meters for office space in Changchun City, Jilin Province. The lease term is from December 23, 2021 to December 22, 2023. The Company renewed and extended this lease with new maturity date on January 21, 2025. The rental payments related to this lease were $16,848 and $17,676 for the years ended December 31, 2023 and 2022, respectively.

In March 2022, the Company signed a two-years operating lease agreement with a third-party to lease 210.23 square meters for office space in Zhengzhou City, Henan Province. The lease term is from March 8, 2022 to March 7, 2023. The rental payments related to this lease were $3,571 and $16,395 for the years ended December 31, 2023 and 2022, respectively.

In April 2022, the Company signed a two-years operating lease agreement with a third-party to lease 268 square meters for office space in Wuhan City, Hubei Province. The lease term is from April 26, 2022 to April 25, 2023. The rental payments related to this lease were $10,170 and $21,784 for the years ended December 31, 2023 and 2022, respectively.

Balance sheet information related to the operating lease is as follows:

	December 31, 2023	December 31, 2022
Operating lease assets:
Operating lease right-of-use asset – related party	$814,717	$1,826,578
Operating lease right-of-use asset – third-party	1,204,583	1,562,958
Total operating lease assets	$2,019,300	$3,389,536

Operating lease obligations:
Operating lease liabilities – related party	$814,717	$1,822,356
Operating lease liabilities – third-party	1,160,507	1,456,311
Total operating lease obligations	$1,975,224	$3,278,667

Current operating lease liabilities	$942,989	1,179,237
Non-current operating lease liabilities	1,032,235	2,099,430
Total operating lease obligations	$1,975,224	$3,278,667

The following table presents operating lease cost reported in the consolidated statements of comprehensive (loss)/income related to the Company’s leases:

December 31, 2023
Operating lease cost	$1,316,073
Short-term lease cost	1,285,866
Total	$2,601,939

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

December 31, 2023
Weighted-average remaining lease term	3.33 years
Weighted-average discount rate	4.75%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2023:

12 months ending December 31,
2024	$1,011,662
2025	188,866
2026	188,866
2027	198,309
2028	198,309
Thereafter	416,449
Total lease payments	2,202,461
Less: imputed interest	(227,237)
Total lease liabilities	$1,975,224

Note 15 – Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Jowell Global is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Jowell Tech is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD2 million will be taxed at 16.5%. Jowell Tech is not subject to income tax for 2023, 2022 and 2021 because it had no activities within the three years.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. Each of Shanghai Jowell and Shanghai Juhao is subject to income tax at unified rate of 25%.

The income taxes expense (benefit) consists of the following:

	For the years ended December 31,
	2023	2022	2021

Current income tax expense	$5,355	$350	$72,733
Deferred income taxes expense (benefit)	129,761	(420,514)	(263,249)
Total	$135,116	$(420,164)	$(190,516)

Loss before provision for income taxes is attributable to the following geographic locations:

	For the years ended December 31,
	2023	2022	2021

PRC	$(10,597,746)	$(8,944,657)	$(4,549,717)
Cayman and Hong Kong	(787,071)	(3,007,288)	(2,029,875)
Total	$(11,384,817)	$(11,951,945)	$(6,579,592)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2023	2022	2021

China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	(1.7)%	(6.3)%	(7.7)%
Change of valuation allowance	(24.2)%	(14.9)%	(13.4)%
Non-deductible expenses-permanent difference	(0.2)%	(0.3)%	(1.0)%
Effective tax rate	(1.2)%	3.5%	2.9%

Components of deferred tax assets was as follows:

	December 31,	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforward	$5,377,195	$2,618,287
Inventory reserve	233,069	351,397
Allowance for credit losses	282,295	246,647
Valuation allowance on net operating loss	(5,377,195)	(2,554,639)
Total	$515,364	$661,692

On December 31, 2023, the Company has provided full valuation allowance on deferred tax assets for net operating loss that the Company estimated unrealizable in the foreseeable future due to expected future operating loss in certain entities. As of December 31, 2023 and 2022, the valuation allowance was $5,377,195 and $2,554,639, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Taxes Payable

The Company’s taxes payable consists of the following:

	December 31, 2023	December 31, 2022

VAT tax payable	$9,407	$56,474
Income tax payable	2,623	6,166
Other taxes payable	46,203	39,719
Total	$58,233	$102,359

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

The following table presents revenue by major merchandise categories for the years ended December 31, 2023, 2022 and 2021, respectively:

	For the years ended December 31,
	2023	2022	2021
Cosmetic products (a)	$55,068,409	$99,282,495	$78,840,654
Health and nutritional supplements (b)	22,612,877	39,948,764	56,104,342
Household products (c)	81,783,445	70,626,839	35,943,221
Others	544,562	123,208	23,782
Total	$160,009,293	$209,981,306	$170,911,999

(a)	Cosmetic products mainly include products of lotion, skin care, oral care, shampoo, soap and fragrance.

(b)	Health and nutritional supplements are health care supplements such as vitamins, edible fungus, functional capsules, etc.

(c)	Household Products are consumer products, which mainly includes functional shoes, smartphones, cooking pot and tampons.

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s merchandises are sold in PRC.

Note 17 – Subsequent events

The Company has evaluated events subsequent to the balance sheet date of December 31, 2023 through May 13, 2024, the issuance of the consolidated financial statement and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

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

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third-party.

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

As of December 31, 2023 and 2022, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

JOWELL GLOBAL LTD.

PARENT COMPANY BALANCE SHEETS

Note 18 – Condensed financial information of the parent company (Continued)

	As of December 31,
	2023	2022
ASSETS
Current assets:
Cash	$3,600	$169,549
Due from VIE	3,045,528	3,155,488
Non-current assets
Investment in subsidiaries and VIE	28,283,774	40,048,067

Total assets	$31,332,902	$43,373,104

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Due to VIE	$5,909,287	5,909,287
Due to related parties	221,881	$31,381

STOCKHOLDERS’ EQUITY
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,170,475 and 2,132,785 issued and outstanding at December 31, 2023 and 2022, respectively	3,473	3,413
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at December 31, 2023 and 2022, respectively	75	75
Additional paid-in capital	52,687,182	52,557,552
Statutory reserve	394,541	394,541
Accumulated deficit	(26,039,567)	(14,572,425)
Accumulated other comprehensive loss	(1,843,970)	(950,720)
Total stockholders’ equity	25,201,734	37,432,436

Total liabilities and stockholders’ equity	$31,332,902	$43,373,104

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2023	2022	2021

GENERAL AND ADMINISTRATIVE EXPENSES	$(596,098)	$(2,926,245)	$(1,937,800)
EQUITY IN LOSS OF SUBSIDIARIES AND VIE	(10,923,835)	(8,605,535)	(4,451,276)

NET LOSS	(11,519,933)	(11,531,781)	(6,389,076)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(897,642)	(2,446,705)	671,219
COMPREHENSIVE LOSS	$(12,417,575)	$(13,978,486)	$(5,717,857)

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

Note 18 – Condensed financial information of the parent company (Continued)

	For the Years Ended December 31,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,519,933)	$(11,531,781)	$(6,389,076)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	129,690	1,847,926	971,200
Prepaid expenses and other current assets	-	103,790	188,211
Equity in losses of subsidiaries and VIE	10,923,835	8,605,535	4,451,276
Net cash used in operating activities	(466,408)	(974,530)	(778,389)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from subsidiaries and VIE	109,959	829,619	(3,993,808)
Investment in subsidiaries and VIE	-	(9,610,000)	(24,330,000)
Net cash provided by (used in) investing activities	109,959	(8,780,381)	(28,323,808)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Ordinary Shares	-	9,883,241	-
Net proceeds from the Initial Public Offering	-	-	25,685,364
Repayment of related party loans	-	-	(1,175,572)
Proceeds from related party loans	190,500	31,381	-
Net cash provided by financing activities	190,500	9,914,622	24,509,792

CHANGES IN CASH	(165,949)	159,711	(4,592,405)

CASH, beginning of year	169,549	9,838	4,602,243

CASH, end of year	$3,600	$169,549	$9,838