Form 20-F
period 2024-12-31
Jowell Global Ltd.
filed 2025-05-09
CIK 1805594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, there were 2,170,475 ordinary shares issued and outstanding, par value US$0.0016 per share.

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

Unless indicated otherwise, references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only.

●	“EIT” are to PRC enterprise income tax;

●	“Jowell Global,” “we,” “us,” “our company,” and “our” are to Jowell Global Ltd., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

●	“Jowell Tech” or “Jowell HK” are to Jowell Technology Limited, which was incorporated under the laws of Hong Kong on June 24, 2019 and is a wholly owned subsidiary of Jowell Global;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0016 per share;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0016 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“Shanghai Jowell” and “WFOE” are to Shanghai Jowell Technology Co., Ltd. a wholly foreign-owned entity (“WFOE”) incorporated by Jowell Tech under the laws of the People’s Republic of China on October 15, 2019;

●	“Shanghai Juhao” are to Shanghai Juhao Information Technology Co., Ltd., incorporated on July 31, 2012 under the laws of the People’s Republic of China, which is our variable interest entity that carries out our main business operations in China;

●	“Shanghai Lianfu” are to Shanghai Lianfu Information Technology Co., Ltd., incorporated on April 13, 2023 under the laws of the People’s Republic of China, which is a wholly owned subsidiary of WFOE.

●	“Baotou Juhaoyuan” are to Baotou Juhaoyuan Trading Co., Ltd., incorporated on September 5, 2024 under the laws of the People’s Republic of China, which is 55% owned subsidiary of WFOE.
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“VIE” are to variable interest entity.

Our business is primarily conducted in China, an all of our revenues are received and denominated in RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2024, the exchange rate was RMB 1 to $0.1391 which is the intermediate exchange rate announced by the People’s Bank of China.

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

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this report and the documents that we refer to in this report and any exhibits filed in this report, completely and with the understanding that our actual future results may be materially different from what we expect.

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

There are legal and operational risks associated with being based in and having our operations in China. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. On February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023 and provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 is considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange other than the filing requirement with CSRC within three business days after we make any oversea securities offering under New Overseas Listing Rules. As advised by our PRC counsel, Jiangsu Yiyou Tianyuan Law Firm, our offerings will be subject to the New Overseas Listing Rules. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. In accordance with the HFCA Act, trading in securities of any registrant on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate the registrant’s auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist the securities of such registrant. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which has shortened the Holding Foreign Companies Accountable Act’s timeline for a potential trading prohibition from three years to two years, thus reducing the time period before our securities may be prohibited from trading or delisted if our auditor is unable to meet the PCAOB inspection requirement. The Company’s current auditor is headquartered in the Singapore and it is not subject to the determinations announced by the PCAOB on December 16, 2021, which determinations were vacated on December 15, 2022, and Holding Foreign Companies Accountable Act and related regulations currently do not affect the Company as the Company’s auditor is subject to PCAOB’s inspection.

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

Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by the shareholders of the Company who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. For our Hong Kong subsidiary and the holding company (“Non-PRC Entities”), there is no restrictions on foreign exchange for such entities and they are able to transfer cash among these entities, across borders and to US investors. Also, there is no restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including from subsidiaries to the parent company or from the holding company to the U.S. investors as well as the abilities to settle amounts owed.

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their abilities to pay dividends or make other distributions to us. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our WFOE, its subsidiary and VIE in China are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Pursuant to the tax agreement between mainland China and the Hong Kong Special Administrative Region, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10%. However, if the relevant tax authorities determine that our transactions or arrangements are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. Accordingly, there is no assurance that the reduced 5% withholding rate will apply to dividends received by our Hong Kong subsidiary from our PRC subsidiaries. This withholding tax will reduce the amount of dividends we may receive from our PRC subsidiary.

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

Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and VIE

Set forth below is selected consolidating statements of loss and cash flows for the years ended December 31, 2024 and 2023 and selected balance sheet information as of December 31, 2024 and 2023 showing financial information for the Company (excluding the VIE), the VIE, eliminating entries and consolidated information.

FOR THE YEAR ENDED DECEMBER 31, 2024

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Cash	20,661	16,057	-		36,718	4,264	2,143,938	-		2,148,202	-		2,184,920
Other receivable - intercompany	-	2,835,000	-		2,835,000	5,909,287	-	-		5,909,287	(8,744,287	)(e2)	-
Other receivable - VIE	2,754,618	-	-		2,754,618	29,753,629	-	(29,753,629	)(b)(e1)	-	(2,754,618	)(e3)	-
Total current assets	2,775,279	2,851,057	-		5,626,336	35,761,584	17,497,021	(29,753,629)		23,504,976	(11,498,905)		17,632,407
Investment in subsidiaries and VIE	20,577,070	27,832,091	(26,154,115	)(a)	22,255,046	47,090	-	(47,090	)(d)	-	(22,255,046	)(c)	-
Total Assets	23,352,349	30,683,148	(26,154,115)		27,881,382	35,808,674	25,711,945	(29,800,719)		31,719,900	(33,753,951)		25,847,331
Other payable - intercompany	-	4,418,233	-		4,418,233	-	36,711,408	(48,924,061	)(e1)	(12,212,653)	7,794,420	(c)(e3)	-
Other payable - VIE	5,909,287	-	-		5,909,287	-	-	-		-	(5,909,287	)(e)	-
Total current liabilities	6,438,168	4,529,033	-		10,967,201	169,590	43,316,299	(48,924,061)		(5,438,172)	1,885,133		7,414,162
Total liabilities	6,438,168	4,529,033	-		10,967,201	169,590	44,836,358	(48,924,061)		(3,918,113)	1,885,133		8,934,221
Total Jowell Global Ltd. Stockholders’ Equity	16,914,181	26,154,115	(26,154,115	)(a)	16,914,181	35,639,084	(19,123,342)	19,123,342	(b)	35,639,084	(35,639,084	)(c)	16,914,181
Noncontrolling interest	-	-	-		-	-	(1,071)	-		(1,071)	-		(1,071)
Total Equity	16,914,181	26,154,115	(26,154,115)		16,914,181	35,639,084	(19,124,413)	19,123,342		35,638,013	(35,639,084)		16,913,110
Total Liabilities and Equity	23,352,349	30,683,148	(26,154,115)		27,881,382	35,808,674	25,711,945	(29,800,719)		31,719,900	(33,753,951)		25,847,331

(a)	to eliminate holding company’s investment of subsidiaries outside PRC.
(b)	to eliminate receivable as result of contractual agreement between WFOE and VIE.
(c)	to eliminate holding company’s investment in WFOE.
(d)	to eliminate WFOE’s investment in VIE.
(e)	to eliminate intercompany balances:

Due from	Due to	Amount
(1) WFOE	VIE	$48,924,061	intercompany balances as a result of intercompany revenue
(2) WFOE	JWEL and HK Subsidiary	$8,744,287	intercompany balance
(3) JWEL and HK Subsidiary	VIE	$2,754,618	intercompany balance

FOR THE YEAR ENDED DECEMBER 31, 2024

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Total Net Revenues	-	$891,505	-		$891,505	$3,677,603	$132,090,026	$(3,677,603	)(d)	$132,090,026	-		$132,981,531
Operating Expenses:	(579,382)	(904,040)	-		(1,483,422)	(3,966,326)	(139,298,705)	3,677,603	(d)	(139,587,428)	-		(141,070,850)
Loss From Operations	(579,382)	(12,535)	-		(591,917)	(288,723)	(7,208,679)	-		(7,497,402)	-		(8,089,319)
Other Income (Expense), net	(1,466)	(2,352)	-		(3,818)	1,847	116,722	-		118,569	-		114,751
Income Taxes Expense	-	-	-		-	-	(28,076)	-		(28,076)	-		(28,076)
Loss from VIE	-	-	-		-	(7,120,033)	-	7,120,033	(b)	-	-		-
Loss from subsidiaries	(7,421,796)	(7,406,909)	7,406,909	(a)	(7,421,796)	-	-	-		-	7,421,796	(c)	-
Net loss	(8,002,644)	(7,421,796)	7,406,909		(8,017,531)	(7,406,909)	(7,120,033)	7,120,033		(7,406,909)	7,421,796		(8,002,644)
Less: net loss attributable to noncontrolling interest	-	-	-		-	-	(38,485)	-		(38,485)	-		(38,485)
Net loss attributable to Ordinary Shareholders of Jowell Global Ltd.	$(8,002,644)	$(7,421,796)	$7,406,909		$(8,017,531)	$(7,406,909)	$(7,081,548)	$7,120,033		$(7,368,424)	$7,421,796		$(7,964,159)

(a)	to eliminate net loss by HK subsidiary.
(b)	to eliminate net loss by WFOE.
(c)	to eliminate net loss by JWEL.
(d)	to eliminate revenue and expenses for services provided by the WFOE to VIE.

FOR THE YEAR ENDED DECEMBER 31, 2024

	JWEL	HK subsidiary	Elimination	Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Net cash provided by (used in) operating activities	$(273,849)	$(14,886)	-	$(288,735)	$(84,206)	$1,163,125	-		$1,078,919	-		$790,184
Net cash provided by (used in) investing activities	290,910	26,000	-	316,910	133,011	(123,961)	(133,011)	(a)(b)	(123,961)	(316,910	)(c)	(123,961)
Net cash provided by (used in) financing activities	-	-	-	-	238	(542,349)	133,011	(a)(b)	(409,100)	391,101	(c)	(17,999)
Effect of exchange rate changes on cash	-	-	-	-	(45,489)	406,095	-		360,606	(74,191	)(c)	286,415
Net increase in cash and restricted cash	17,061	11,114	-	28,175	3,554	902,910	-		906,464	-		934,639
Cash, beginning of year	3,600	4,943	-	8,543	711	1,241,027	-		1,241,738	-		1,250,281
Cash, end of year	$20,661	$16,057	$-	$36,718	$4,265	$2,143,937	$-		$2,148,202	$-)		$2,184,920

(a)	to eliminate WFOE’s investment in VIE
(b)	to eliminated intercompany borrowing between WFOE and VIE
(c)	to eliminated HK subsidiary investment in WFOE

FOR THE YEAR ENDED DECEMBER 31, 2023

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Cash	3,600	4,943	-		8,543	711	1,241,027	-		1,241,738	-		1,250,281
Other receivable - intercompany	-	-	-		-	5,909,287	-	-		5,909,287	(5,909,287	)(e2)	-
Other receivable - VIE	3,045,528	-	-		3,045,528	26,764,156	-	(26,764,156	)(b)(e1)	-	(3,045,528	)(e3)	-
Total current assets	3,049,128	4,943	-		3,054,071	32,797,258	26,530,156	(26,764,156)		32,563,258	(8,954,815)		26,662,514
Investment in subsidiaries and VIE	28,283,774	24,506,138	(22,843,048	)(a)	29,946,864	11,789	-	(11,789	)(d)	-	(29,946,864	)(c)	-
Total Assets	31,332,902	24,511,081	(22,843,048)		33,000,935	32,809,047	35,165,569	(26,775,945)		41,198,671	(38,901,679)		35,297,927
Other payable - intercompany	-	1,557,233	-		1,557,233	-	34,130,838	(35,501,623	)(e1)	(1,370,785)	(186,448	)(c)(e3)	-
Other payable - VIE	5,909,287	-	-		5,909,287	-	-	-		-	(5,909,287	)(e)	-
Total current liabilities	6,131,168	1,668,033	-		7,799,201	3,103	42,847,427	(35,501,623)		7,348,907	(6,095,735)		9,052,373
Total liabilities	6,131,168	1,668,033	-		7,799,201	3,103	43,879,662	(35,501,623)		8,381,142	(6,095,735)		10,084,608
Total Jowell Global Ltd. Stockholders’ Equity	25,201,734	22,843,048	(22,843,048	)(a)	25,201,734	32,805,944	(8,725,678)	8,725,678	(b)	32,805,944	(32,805,944	)(c)	25,201,734
Noncontrolling interest	-	-	-		-	-	11,585	-		11,585	-		11,585
Total Equity	25,201,734	22,843,048	(22,843,048)		25,201,734	32,805,944	(8,714,093)	8,725,678		32,817,529	(32,805,944)		25,213,319
Total Liabilities and Equity	31,332,902	24,511,081	(22,843,048)		33,000,935	32,809,047	35,165,569	(26,775,945)		41,198,671	(38,901,679)		35,297,927

(a)	to eliminate holding company’s investment of subsidiaries outside PRC.
(b)	to eliminate receivable as result of contractual agreement between WFOE and VIE.
(c)	to eliminate holding company’s investment in WFOE.
(d)	to eliminate WFOE’s investment in VIE.
(e)	to eliminate intercompany balances:

Due from	Due to	Amount
(1) WFOE	VIE	$35,501,623	intercompany balances as a result of intercompany revenue
(2) WFOE	JWEL and HK Subsidiary	$5,909,287	intercompany balance
(3) JWEL and HK Subsidiary	VIE	$3,045,528	intercompany balance

FOR THE YEAR ENDED DECEMBER 31, 2023

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Total Net Revenues	$-	$-	$-		$-	$16,943,701	$160,009,293	$(16,943,701	)(d)	$160,009,293	$-		$160,009,293
Operating Expenses:	(596,098)	(192,492)	-		(788,590)	(16,959,873)	(170,094,956)	16,943,701	(d)	(170,111,128)	-		(170,899,718)
Income From Operations	(596,098)	(192,492)	-		(788,590)	(16,172)	(10,085,663)	-		(10,101,835)	-		(10,890,425)
Other Income (Expense), net	-	1,519	-		1,519	(27,333)	(468,578)	-		(495,911)	-		(494,392)
Income Taxes Expense	-	-	-		-	-	(135,116)	-		(135,116)	-		(135,116)
Loss from VIE	-	-	-		-	(10,689,357)	-	10,689,357	(b)	-	-		-
Loss from subsidiaries	(10,923,835)	(10,732,862)	10,732,862	(a)	(10,923,835)	-	-	-		-	10,923,835	(c)	-
Net loss	(11,519,933)	(10,923,835)	10,732,862		(11,710,906)	(10,732,862)	(10,689,357)	10,689,357		(10,732,862)	10,923,835		(11,519,933)
Less: net loss attributable to noncontrolling interest	-	-	-		-	-	(52,791)	-		(52,791)	-		(52,791)
Net loss attributable to Ordinary Shareholders of Jowell Global Ltd.	$(11,519,933)	$(10,923,835)	$10,732,862		$(11,710,906)	$(10,732,862)	$(10,636,566)	$10,689,357		$(10,680,071)	$10,923,835		$(11,467,142)

(a)	to eliminate net loss by HK subsidiary.
(b)	to eliminate net loss by WFOE.
(c)	to eliminate net loss by JWEL.
(d)	to eliminate revenue and expenses for services provided by the WFOE to VIE.

FOR THE YEAR ENDED DECEMBER 31, 2023

	JWEL	HK subsidiary	Elimination	Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Net cash used in operating activities	$(466,408)	$(190,973)	$-	$(657,381)	$(58,097)	$(12,776,353)	$-		$(12,834,450)	$-		$(13,491,831)
Net cash provided by (used in) investing activities	109,959	(3,000,000)	-	(2,890,041)	(2,973,301)	(42,383)	2,973,301	(a)(b)	(42,383)	2,890,041	(c)	(42,383)
Net cash provided by (used in) financing activities	190,500	110,800	-	301,300	2,954,574	928,259	(2,973,301	)(a)(b)	909,532	(2,843,817	)(c)	(1,632,985)
Effect of exchange rate changes on cash	-	-	-	-	(17,265)	(237,133)	-		(254,398)	(46,224	)(c)	(300,622)
Net decrease in cash and restricted cash	(165,949)	(3,080,173)	-	(3,246,122)	(94,089)	(12,127,610)	-		(12,221,699)	-		(15,467,821)
Cash and restricted cash, beginning of year	169,549	3,085,116	-	3,254,665	94,800	13,368,637	-		13,463,437	-		16,718,102
Cash, end of year	$3,600	$4,943	$-	$8,543	$711	$1,241,027	$-		$1,241,738	$-		$1,250,281

(a)	to eliminate WFOE’s investment in VIE
(b)	to eliminated intercompany borrowing between WFOE and VIE
(c)	to eliminated HK subsidiary investment in WFOE

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

Risks Related to Our Business

●	We historically have received a substantial part of our supplies from our related party suppliers, which might cause conflict of interest between the Company and such suppliers.

●	We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

●	If we become subject to additional scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

●	We face fierce competition in the health and nutritional supplements and cosmetic markets in China. We may not be able to keep pace with competition in our industry, which could adversely affect our market share and result in a decrease in our future sales and earnings.

●	We use third-party logistics and express delivery companies to complete and deliver orders placed on our platform. If these logistics and express companies fail to provide reliable and timely delivery services, our business and reputation, as well as our financial situation and operating results, may be adversely affected.

●	Internet or network system limitations or failures could harm our business.

●	If we fail to adopt new technologies or adapt our website, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

●	If counterfeit products are sold on our internet platform, our reputation and financial results could be materially and adversely affected.

●	We may be subject to product liability claims if our customers are harmed by the products sold on our internet platform.

●	We collect, process and use data, some of which contain personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations

●	We face risks related to health epidemics, severe weather conditions and other outbreaks.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Risks Related to Our Corporate Structure

●	If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the VIE and the shareholders of the VIE for our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the consolidated VIE or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the consolidated VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

●	Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

●	Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

●	Because we are a Cayman Islands corporation and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

Risks Related to Our Ordinary Shares

●	Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Ordinary Shares may view as beneficial.

●	Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

●	Because we are a foreign private issuer and are exempt from certain NASDAQ corporate governance standards applicable to U.S. issuers, you may have less protection than you would have if we were a domestic issuer.

Risks Related to Our Business

We historically have received a substantial part of our supplies from our related party suppliers, which might cause conflict of interest between the Company and such suppliers.

Historically, a substantial part of our supplies came from the Longrich Group, a related party. For the years ended December 31, 2022 and 2023, the Longrich Group accounted for approximately 14% and 20% of the total purchases, respectively. For the year ended December 31, 2024, this proportion is 26%. Longrich Group is controlled by Mr. Zhiwei Xu, a major shareholder of the Company.

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

Our Board of Directors has authorized the Audit Committee to review and approve all related-party transaction. We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2024, two major suppliers, the Longrich Group and a third-party supplier, accounted for approximately 26% and 16% of the total purchases, respectively. For the year ended December 31, 2023, two major suppliers, the Longrich Group and a third-party supplier, accounted for approximately 20% and 11% of the total purchases, respectively. We have not entered into long-term contracts with this significant vendor and instead rely on individual orders with such vendor. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our performance to the extent it results in higher prices or a slower supply chain. If we lose any or all of them, or any of them increase the prices or change the terms of the business they do with us, our sales may be adversely affected.

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

For our direct sales business, we manage inventory and delivery products with our own integrated processing system. For third party merchant business, many of third-party sellers who sell their products on our platform use their own facilities to store products and use their own or third-party delivery systems to deliver products to distributors and consumers that place orders on our platform, which makes it difficult to ensure that such customers and distributors get consistent quality products and services for all products sold through our online platform. If any market seller fails to control the quality of the products it sells on our platform, or if it fails to deliver the products or delays the delivery of the products or delivers products that are substantially different from the product description, or if it sells counterfeit or unauthorized products through our platform, or if it does not have the necessary licenses or permits required by relevant laws and regulations, our reputation and brand name, may be adversely affected. We may also face claims and may be liable for damages related to such claims.

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

Our businesses depend on the integrity and performance of technology, computer and network systems supporting them. If our systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in financial losses and decreased customer service and satisfaction. If transaction volumes increase unexpectedly or other unanticipated events occur, we may need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing or cost of any increases, or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

If we fail to adopt new technologies or adapt our website, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our internet platform. Our competitors are constantly developing innovations and introducing new products to increase their customer base and enhance user experience. As a result, in order to attract and retain customers and compete against our competitors, we must continue to invest significant resources in research and development to enhance our information technology and improve our existing products and services for our customers. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license new technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. There can be no assurance that we will be able to use new technologies effectively or adapt our website, mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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

We incurred net losses for the years ended December 31, 2024 and 2023 and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We had incurred a net loss of $8.0 million and a net loss of $11.52 million in fiscal years of 2024 and 2023, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to develop new high margin business, attract clients and partners and further enhance and develop our services and other product offerings. These efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We can offer no assurance that we will operate profitably or that we will generate positive cash flow in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

If and when we are unable to generate sufficient cash flow from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease.

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

Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the market price of our Ordinary Shares. Factors that may cause fluctuations in our quarterly financial results include:

●	our ability to attract new clients and retain existing clients;

●	changes in our mix of products and services and introduction of new products and services;

●	the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

●	our decision to manage client volume growth during the period;

●	the impact of competitors or competitive products and services;

●	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

●	network outages or security breaches;

●	changes in the legal or regulatory environment or proceedings, including with respect to security, privacy, or enforcement by government regulators, including fines, orders or consent decrees;

●	general economy, industry, inflation and market conditions; and

●	the timing of expenses related to the development or acquisition of technologies or businesses.

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

If the basic salary of certain employees fails to meet the local minimum salary standard, we may be faced with labor disputes or compensation.

The remuneration we pay to our employees in general consists of basic salary, subsidy and performance bonus subject to different departments. For marketing staff, a great proportion of their remuneration is the performance bonus. In accordance with the Labor Contract Law of People’s Republic of China, if the salary paid by the employer to its employee is below the local minimum salary standard, the labor administrative authorities shall order the employer to pay the shortfall; where payment is not made within the stipulated period, the employer shall be ordered to pay additional compensation to the employee based on 50% to 100% of the amount payable. In principle, each province has its own local minimum standard and the local minimum salary standard is subject to change each year. Our basic salary has been meeting the current local minimum salary standard. However, we cannot assure you that we can adjust the employees’ basic salary in time to meet the changing minimum standard. In such cases, we may be faced with labor disputes or compensation.

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

In addition, counterfeit or substandard products may or may not have the same chemical composition as genuine products, which may make them less effective than genuine products, completely ineffective, or more likely to lead to serious side effects. We may not be able to identify counterfeit or substandard products we purchased from suppliers. Any unintentional or unknowing sale of counterfeit or substandard products in our product distribution or retail business, or illegal use of our brand name by third parties to sell counterfeit or substandard products, may cause negative publicity, fines and other administrative penalties to us, and even lead to lawsuits related to the sale, marketing and advertising of these products. In addition, the persistence of counterfeit and inferior products may enhance the overall negative image of distributors and retailers among consumers, and may seriously damage the reputation and brand of other sellers including us. Similarly, consumers can buy counterfeit and substandard products that compete directly with those distributed or sold in our retail and wholesale businesses, which may have a significant negative impact on the sales of related products in our product portfolio and further affect our business, financial situation, operating results and prospects.

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

We sell products manufactured by third parties, some of which may be defectively designed or manufactured, of inferior quality or counterfeit. For example, cosmetic products in general, regardless of their authenticity or quality, may cause allergic reactions or other illnesses that may be severe for certain customers. Sales and distributions of products on our internet platform could expose us to product liability claims relating to personal injury and may require product recalls or other actions. Third parties that have suffered such injury may bring claims or legal proceedings against us as the retailer of the products or as the marketplace service provider. Although we would have legal recourse against the manufacturers, suppliers or third-party merchants of such products under PRC law, attempting to enforce our rights against the manufacturers, suppliers or third-party merchants may be expensive, time-consuming and ultimately futile. Defective, inferior or counterfeit products or negative publicity as to personal injury caused by products sold on our platform may adversely affect consumer perceptions of our company or the products we sell, which could harm our reputation and brand image. In addition, we do not currently maintain any product liability insurance or third-party liability insurance coverage for the products offered through third-party merchants. As a result, any material product liability claim or litigation could have a material and adverse effect on our business, financial condition and results of operations. Even unsuccessful claims could result in the expenditure of funds and managerial efforts in defending them and could have a negative impact on our reputation.

We collect, process and use data, some of which contain personal information. Any privacy or data security breach could damage our reputation and brand and substantially harm our business and results of operations.

As a technology-based platform, our business generates and processes a large quantity of personal, transaction, behavioral and demographic data. We face risks inherent in handling and protecting large volumes of data, including protecting the data hosted in our system, detecting and prohibiting unauthorized data share and transfer, preventing attacks on our system by outside parties or fraudulent behavior or improper use by our employees, and maintaining and updating our database. Any system failure, security breach or third-parties attacks or attempts to illegally obtain the data that results in any actual or perceived release of user data could damage our reputation and brand, deter current and potential customers from using our services, damage our business, and expose us to potential legal liability.

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

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignments and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We have in the past and may in the future be subject to legal proceedings and claims relating to the intellectual property rights of others. For example, in 2018 Shanghai Juhao was sued by an individual for copyright infringement for the use of Shanghai Juhao’s logo. Although the case was dismissed by the court as Shanghai Juhao had already registered its logo/drawing as its trademark before the plaintiff registered her drawing for copyright, there is no guarantee that there will not be any other similar lawsuits brought against us in the future. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in material adverse impact on our financial condition and results of operations.

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

Foreign ownership of internet-based businesses, including value-added telecommunications services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for the e-commerce business) in accordance with the Foreign Investment Entry Clearance Negative List (the 2024 version), promulgated in 2024 and became effective on November 1, 2024, or the Negative List, and other applicable laws and regulations. As provided for under the Negative List, “e-commerce business” is an exception to the above restriction on foreign investment. However, the above Negative List does not define the “e-commerce business,” and its interpretation and enforcement involve significant uncertainties, therefore, we cannot assure you that whether our online retail business and distribution of online information falls into the “e-commerce business” and thus, whether we are permitted to conduct our value-added telecommunication services in the PRC through our subsidiaries in which foreign investors own more than 50% of equity interests.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as well established as in some other jurisdictions, such as in the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Some regulations might be unfavorable to VIEs. However, despite there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws and there remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. Currently, most of the Chinese companies listed on overseas stock exchanges and are on the internet-based business such as e-commerce or online-gaming have adopted a VIE structure. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated variable interest entity, and our ability to conduct our business may be negatively affected. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

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

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of the office of the president or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiary and consolidated VIE, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiary and consolidated VIE with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtain and misuse or misappropriate our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from our operations, and our business operations may be materially and adversely affected.

Contractual arrangements in relation to the consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, our wholly-owned subsidiary in China, the consolidated VIE in China, and the shareholders of the VIE were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of the VIE to transfer their equity interests in the VIE at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject our WFOE and VIE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China. Since 2012, China’s economic growth has slowed down and recovery from COVID-19 has been slow since early 2023. Any prolonged slowdown in the Chinese economy or negative impact from the recent tariff war between U.S. and China may negatively impact the spending by Chinese consumers and reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties and quick change in the interpretation and enforcement of Chinese laws and regulations with little advance notice could result in a material and negative impact our business operations, decrease the value of our securities and limit the legal protections available to you and us.

The PRC legal system is based on written statutes, and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, could result in a material change in our operations and/or the value of our securities.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 17, 2023, the CSRC released the New Overseas Listing Rules with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 will be considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting.  The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. As advised by our PRC counsel, Jiangsu Yiyou Tianyuan Law Firm, our offerings will be subject to the New Overseas Listing Rules. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. On February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023 provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. As confirmed by our PRC counsel Jiangsu Yiyou Tianyuan Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because the data processing activities by the VIE do not affect national security and we don’t transfer customer personal data out of China. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirements in the future.

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

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in labor costs in recent years. As a result, wages in the PRC have increased and are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our cost of revenues and labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our costs or pass on these increased costs to our customers by increasing the prices of our products and services, our financial condition and results of operations may be adversely affected.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

In particular, PRC laws and regulations concerning the valued added telecom service and online retail industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the valued added telecom service and online retail industry in the future. Even though we are at present fully licensed to conduct our business, we cannot assure you that any new laws or regulations which require new certifications will not be passed in the future and we might not be able to obtain such new certifications to continuously conduct our business as we currently do. Moreover, developments in valued added telecom service and online retail may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online retail for health and nutritional supplements and cosmetic products like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering our industry at some point in the future. If such new licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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

Our former auditor, Marcum Asia CPAs, LLP, was registered with the PCAOB and had been inspected by the PCAOB on a regular basis in the audit period. Our current auditor, Enrome LLP, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to PCAOB inspections to assess its compliance with the applicable professional standards. Neither Enrome nor Marcum Asia is subject to the determinations announced by the PCAOB on December 16, 2021. However, the recent developments would add uncertainties to us and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and related regulations, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

Our online platform, operated by the VIE Shanghai Juhao, may be deemed to be providing commercial internet content-related services and online data processing and transaction processing services, which would require Shanghai Juhao to obtain an Electronic Data Interchange (EDI) License. Each of EDI License is under the category of value-added telecommunications business operating licenses, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps. Our Juhao mobile app has been registered on the VATS License held by Shanghai Juhao. However, Shanghai Juhao did not apply for a value-added telecommunications business license until 2017 as its business operations were small and service fees generated by third-party stores were immaterial for the Company. Although our PRC counsel believes that it is unlikely such operation without appropriate license will be considered as a material violation of the applicable regulation and that the possibility that the Company be penalized is remote due to the immaterial amount generated from the valued-added telecommunication business, if there is any enforcement action by government agencies due to such violation which affects our eligibility of existing license or future license application, it may significantly disrupt our business, subject us to sanctions, enforcement, or have other harmful effects on our operation and financial conditions.

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

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from offerings in the U.S. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations and comprehensive income. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations relating to the CSRC’s filing requirements, we will be required to file with CSRC for our offering. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

We have authorized 50,000,000 Preferred Shares and our largest shareholder Mr. Zhiwei Xu, through Jowell Holdings Ltd., also beneficially owns all of the 46,875 issued and outstanding Preferred Shares.

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

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

The Nasdaq Listing Rules require listed companies to comply with NASDAQ corporate governance standards. As a foreign private issuer, however, we are permitted to follow the home country’s practice in lieu of certain of such requirements. On January 20, 2023, the Company has notified Nasdaq that it will follow its home country practice in lieu of the provisions under Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d) of the NASDAQ Stock Market Marketplace Rules (the “Rules”) by relying on the exemption provided for foreign private issuers under Marketplace Rule 5615(a)(3). Rule 5620(a) of the Rules requires that the Company to hold an annual meeting of shareholders no later than one year after the end of the Company’s fiscal year-end; Rule 5635(a) of the Rules requires shareholder approval for the issuance of securities in connection with the acquisition of the stock or assets of another company; Rule 5635(c) of the Rules requires shareholder approval for share incentive plans; and Rule 5635(d) of the Rules requires shareholder approval for the issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. The corporate governance practice in our home country, the Cayman Islands, does not require the Company to follow or comply with the requirements of Rule 5620(a), Rule 5635(a), Rule 5635(c) and Rule 5635(d). We will continue to comply with other corporate governance requirements of the Nasdaq Listing Rules. However, we may consider following the home country’s practice in lieu of additional requirements under the Nasdaq Listing Rules with respect to certain corporate governance standards in the future which may afford less protection to investors.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

On December 20, 2022, Shanghai Juhao incorporated Juhao Yuan Brand Management (Hangzhou) Co., Ltd. (“Juhao Yuan”) with a third-party in Hangzhou City and Shanghai Juhao owns 55% and the third party owns 45% equity interest of Juhao Yuan, respectively. Shanghai Juhao sold its 55% ownership to the 45% shareholder at $0 in August 2024 as Juhao Yuan has suffered consecutive losses since its establishment.

On April 13, 2023, Shanghai Jowell incorporated a wholly owned subsidiary Shanghai Lianfu in Shanghai city.

On September 5, 2024, Shanghai Jowell incorporated Baotou Juhaoyuan Trading Co., Ltd. (“Baotou Juhaoyuan”) in Baotou City, China, with a third-party individual that owns 30%, Shanghai Jowell owns 55% and an officer of the Company owns 15% equity interest of Baotou Juhaoyuan.

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

The Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries and VIE of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao*	July 31, 2012	Shanghai, China	0 (VIE )	Online Retails
Shanghai Lianfu	April 13, 2023	Shanghai, China	100%	Live Stream Ecommerce
Baotou Juhaoyuan	September 5, 2024	Baotou, China	55%	Trading

*	Shanghai Juhao has five wholly owned Juhao Best Choice Stores, located in the cities of Nantong and Changshu, and fifteen wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Shanghai and Guangzhou.

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

On July 27, 2021, Shanghai Juhao entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its shareholders identified on the signature pages thereto (the “Existing Shareholders”). Mr. Zhiwei Xu, then Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. Jiangsu Longrich Group Co., Ltd., the largest shareholder of Hongrun is also a related party of the Company. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. Hongrun and Existing Shareholders agree the Investment will only be used for making loans to the owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are the community group-buying franchise stores launched by Shanghai Juhao in April 2021.

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

B. Business Overview

We are one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third-parties to open their own stores on our platform for a service fee based upon their sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. We currently operate under four sales channels: Online Direct Sales, Authorized Retail Store Distribution, Third-party Merchants and Live streaming marketing.

Shanghai Juhao started its operation in 2012 and is among the first group of membership-based online-to-offline cosmetics, health and nutritional supplements and household products e-commerce platforms in China. Today, we offer an online platform LHH Mall through Shanghai Juhao which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of MIIT dated December 18, 2023 valid for 5 years, selling our own brand products manufactured by third-parties as well as international and domestic branded products from 200+ manufacturers. As of December 31, 2024, our platform had 2,485,533 VIP members who have registered on our platform, 274 merchants who have opened their own stores on our platform, and 52.6% of products sold on our platform were cosmetics and health and nutritional supplements. We also sell household products, such as pots and pans, smartphones, functional shoes, paper towels, cups, vacuum cleaners, massagers and towels on our platform, and those products account for 47.2% of the products sold on our platform for the year ended December 31, 2024.

Since August 2017, we have been also selling our products in our authorized retail stores all across China. Operating under our brand name of “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products that they purchased through our online platform LHH Mall under their special retailer accounts with us which provide them with major discounts. As of December 31, 2024, we had authorized 26,857 Love Home Stores in 31 provinces of China, providing offline retail of our products.

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised LHH Stores. The community group-buying stores aim to provide a more convenient shopping experience and high-quality produce and foods for consumers from local communities, towns and villages across China. Juhao Best Choice stores consolidate online and offline resources for store design and logistics services and provide guidance and trainings for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company also provides the store owners with live-streaming marketing skill training and upgrade and expands certain existing LHH Stores to Juhao Best Choice stores. As of December 31, 2024, Shanghai Juhao has opened five self-operated Juhao Best Choice community group buying stores in China as the experimental and demonstration stores for this development.

We have relationships with leading cosmetics and health and nutritional supplements manufacturers and distributors in China, which not only to provide us with high-quality products, but also supply chain services to our platform. By connecting these suppliers/distributors with our online sales and offline authorized stores, we have created a closed-circle to bring tremendous convenience and cost savings to our customers.

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from manufacturers and distributors in China. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than the revenue from product sales, we also earn service fees charged to third-party merchants for using our platform, which was immaterial.

For the fiscal year ended December 31, 2024, approximately $36.3 million, or 27.3%, of our revenue were generated from the sales of cosmetic products, approximately $33.6 million, or 25.2%, of our revenue were generated from the sales of health and nutritional supplements and $62.8 million, or 47.2%, of our revenue were generated from the sales of household products.

For the fiscal year ended December 31, 2023, approximately $55.1 million, or 34.4%, of our revenue were generated from the sales of cosmetic products, approximately $22.6 million, or 14.1%, of our revenue were generated from the sales of health and nutritional supplements and $81.8 million, or 51.1%, of our revenue were generated from the sales of household products.

For the fiscal year ended December 31, 2022, approximately $99.3 million, or 47.3%, of our revenue were generated from the sales of cosmetic products, approximately $39.9 million or 19% of our revenue were generated from the sales of health and nutritional supplements and $70.6 million or 33.6% of our revenue were generated from the sales of household products.

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

Live streaming marketing. We also use the most popular online sales model, Live Streaming/Broadcasting Marketing. We train our authorized retail store owners to become live streamers participating in the live online broadcasting to the market and sell products. In addition, we constantly look for professional multi-channel network (MCN) agencies to work with their Key Opinion Leaders (KOLs) to promote our products through live streaming on popular channels such as TikTok live, Kuaishou live and Taobao live. We have also provided free live streaming marketing classes to LLH Store owners, potential Juhao Best Choice store owners and anyone who is interested in live streaming which help students and young people obtain related employment and help us identify online selling and marketing talents for our marketing department. In April 2023, Shanghai Jowell established a new subsidiary Shanghai Lianfu Information Technology Co., Ltd. which is developing the marketing and sales of agricultural and fishing products on Tencent Short Video and other social media platforms.

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

Flash Sales. Our flash sales format features virtual stores of selected third-party merchants. Our flash sales products are selected from products sold under our own brand or third-party merchant products. At least four products are sold with large discount and limited quantity every day. Through the flash sales, we can increase the attention and stickiness of potential and existing consumers to our platform, and can also promote the products and reduce the backlog risk for those high inventory products. The third-party merchants need to register and reserve the spots for the flash sales with us in advance and we will arrange the products to be sold by flash sales according to the recent sales data for various products and their categories on the platform, so that the selected products can achieve the best sales and recognition by the customers.

Products Offerings

Product Categories

We offer high quality and affordable products. The following table illustrates the categories of products we sell on our platform:

Product Category	Product Description
Health and nutritional supplements and foods	Products that regulate immune system, bone health products, beauty and beauty supplements
Cosmetics	Lipstick, foundation, cream, eyebrow pencil, makeup remover, lip enamel, eye shadow, mascara, eye liner
Skin care	Eye cream, eye mask, sunscreen cream, skin cream, moisturizing water, lotion, hand cream, cleansing cream, face cream, essence, facial mask
Body Care	Body wash, shampoo, hair conditioner, hand sanitizer, essential oil, toothpaste, mouthwash, essential oil soap
For babies and children	Moisture cream, shower gel, shampoo, baby toothpaste, diaper
Washing items	Detergent, washing powder, washing tablet, washing liquid, kitchen cleaner, soap, pipe dredger
Fragrances	Perfume for men and women
Food	Snacks, roasted sunflower seeds and nuts, biscuits and pastries, health foods, beverages, wines, prepared products, kitchen seasoning, dry grain and oil
Electronics	Large electronic appliances, home appliances, kitchen appliances, cosmetic electronic appliances
Apparel	Men’s and women’s shoes, suitcases and accessories
Household Products	Home textile, maternal and infant products, kitchenware, daily life necessities, cosmetic products

We also sell the following products under our own brands:

Product Category	Product Description
Skin care	Facial mask
Body Care	Body wash, shampoo, hair conditioner
For babies and children	Lip balm, baby massage oil, moisture cream, shower gel, shampoo, hand sanitizer, baby toothpaste, diaper, baby soap
Food	Roasted seeds and nuts, beverages, prepared products
Electronics	Home appliances
Apparel	Suitcases and accessories
Household Products	Daily life necessities

Exclusive Products

To enhance consumers’ attraction to our product offerings and online shopping mall, we enter into exclusive arrangements from time to time with certain manufacturers and suppliers to offer exclusive products, including products under our owns brand names on our platform. In addition, through exclusive arrangements with suppliers, we are able to offer selected SKUs and sets of cosmetic products under popular brands exclusively on our platform, such as selected SKUs and sets of cosmetic products under the FRUITY brand of Longrich Group Co., Ltd, a related-party and Zoflora disinfectants from the leading European pharmaceutical company STADA. We do not substantially depend on such products from any of our exclusive products suppliers.

In response to the sluggish market and demand for low-priced products after a slow recovery from the pandemic, we have launched high-quality yet affordable daily necessities this year.

Customers

Our large, engaged and loyal customer base is the key to our success. The loyalty of our customer base is demonstrated by repeat purchase rates. In 2024, there were 343,440 customer-placed orders on our platform, of which 105,908 or 30.84% are repeat customers. In 2023, there were 131,616 customer-placed orders on our platform, of which 48,591 or 36.92% are repeat customers. In 2022, there were 184,079 customer-placed orders on our platform, of which 62,936 or 34.19% are repeat customers. In 2024, the number of repeat customers increased by 117.96% compared with 2023. In 2023, the number of repeat customers decreased by 22.80% compared with 2022. If a customer returns to our platform and purchases from us within 30 days from his/her previous purchase, it is considered as a repeat customer.

Marketing

We believe that the most efficient form of marketing for our business is to continuously roll out creative and cost-efficient marketing campaigns to establish our brand image as a trendsetter for safe and healthy products. These marketing campaigns promote word-of-mouth referrals and enhance repeat customer visits to our internet platform. We also use live streaming marketing, social media and self-media platform marketing such as our WeChat public information release account to communicate with our customers and issue promotions and products information and live streaming promotion of our products through TikTok Live, Kuaishou live and Taobao live. As a result, we have been able to build a large, engaged and loyal customer base with relatively low customer acquisition costs. Our cost-effective marketing campaigns have allowed us to have relatively low marketing expenses.

As part of our viral marketing strategy, we offer various incentives to our existing customers in order to increase their spending and loyalty. Our customers can earn cash coupons for eligible purchases and become VIP members by registering their information with us on our platform, which status offers them additional benefits such as cash coupon rewards, exclusive products and free samples. We offer gifts and lucky draw promotions on our internet platform. Our customers can also earn cash coupons for successful referrals of new members and customers. In addition, we conduct online advertising via search engines, portals, advertising networks, video sharing websites, and social networking and microblogging sites, we encourage our customers to share their shopping experiences with us through social media and networking websites in China.

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

Our Mobile Platform

We believe consumers will increasingly shop online through mobile apps when the economy turns around. Therefore, we continue to invest resources to build a mobile application platform dedicated to providing superior mobile shopping experience. We use different sales channels to market and sell the products on our online shopping mall, except for the products purchased and picked up walk-in customers at our authorized stores. For the products sold through our online shopping mall, which represents the majority of our sales, these are either purchased on our online portal/platform or through our mobile app. In 2024, we generated approximately 9.25% of Gross Merchandise Volume (“GMV”) from our mobile app and the remaining 90.75% was generated on our online portal/platform. In 2023, we generated approximately 6.02% of Gross Merchandise Volume (“GMV”) from our mobile app and the remaining 93.98% was generated on our online portal/platform. In 2022, we generated approximately 8.76% of GMV from our mobile app and the remaining 91.24% was generated on our online portal/platform.

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

The unique product offerings and functions on our mobile platform further enhance mobile user experience and engagement. Certain selected products and sales events are offered exclusively on our mobile applications to increase their popularity. We also seek to provide customers with customized shopping experience through analyzing and understanding their transaction histories and browsing patterns on our mobile application and to develop targeted sales events to increase customer loyalty and enhance cross-selling opportunities. A direct dial feature on our mobile platform allows users to call our customer service with a single click. We periodically send product promotional information to our mobile application users through text messages and mobile push notifications. We also continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

Authorized Physical Stores

Since August 2017, we have been selling our products in our authorized retail stores, namely LHH (Love Home) Stores. All products sold in these stores must be purchased on our online LHH shopping platform though such retailers’ accounts with us so they can receive discounts on their orders, which are not available for regular online customers. When an authorized store places orders on our platform, we can deliver products to the specific store or directly to its end customers; all orders go through the retailer account number for each store for a major discount and we can track sales for each store. We will review, evaluate and qualify potential physical stores before they can become authorized stores, including business qualification and decoration requirements. As an important part of our strategy to better serve consumers, we had 26,857 offline authorized stores spread out in 31 provinces in China as of December 31, 2024, providing both online and offline retail and wholesale services to our customers. By connecting upstream suppliers, distributors and offline authorized store services, we have created a closed-loop platform, which we believe brings convenience and cost savings to our consumers. We plan to develop additional authorized physical stores to establish our presence in major cities in China and worldwide, to expand our market, build greater trust with our customers and to further broaden our brand awareness.

Our Suppliers and Third-Party Merchants

Since our inception, we have attracted a broad group of suppliers for health and nutritional supplements, household products and cosmetic products and third-party merchants for beauty, apparel and other lifestyle products. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. As of December 31, 2024, we had approximately 799 suppliers and 274 third-party merchants. As of December 31, 2023, we had approximately 427 suppliers and 421 third-party merchants. We charge a service fee to third-party merchants that open stores on our platform based upon their sales volume generated from their online stores ranging from 5% – 10% of their revenues. The higher the sale volume is, the lower service fee percentage will apply. We do not provide delivery service for third-party merchants and they purchase their own products and use their own delivery services. We believe our reputation as a brand incubator and our ability to assist suppliers and third-party merchants in effectively selling their inventory and fulfilling their demand for marketing will help us attract new suppliers and third-party merchants and build stronger ties with our existing ones.

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

Product Selection.

Our merchandizing team members possess insightful knowledge and understanding of existing and potential customers’ needs and preferences. Before selecting each product, we consider and analyze historical sales data, fashion trends, seasonality and customer feedback to project how many items of a particular product we should offer for curated sales, in our online shopping mall or for flash sales. To maximize the outcome of our curated sales, we carefully plan our product mix to achieve a balanced and complementary product offering across different product categories.

Quality Control.

In addition to our product selection process, we believe we have one of the most stringent quality assurance and control procedures in the e-commerce industry for products delivered through our logistics network in China. We are currently collaborating with a leading institution in China to conduct periodic laboratory tests on randomly selected samples of products provided by our suppliers and third-party merchants. The tests are designed to analyze the chemical composition of sample products to ensure their authenticity and quality. Any non-compliant products identified will subject the supplier or third-party merchant to fines as well as permanent termination of business relationship with such a supplier or third-party merchant. We commit to the high-quality standards of products offerings sold through our internet platform.

Furthermore, we diligently examine the product sourcing channel and qualification of our suppliers, carefully inspect all products delivered to our logistics centers, and reject or return products that do not meet our quality standards or the purchase order specifications. We also reject any products with broken or otherwise compromised packaging. In addition, we check all products before shipment from our warehouse shipping center to our customers to ensure there is no apparent damage and conduct random periodic quality checks on our inventory. For non-compliant products, we immediately take them off from our internet platform. Furthermore, we typically require suppliers and third-party merchants to pay deposits or provide advance payment guarantees. For products that are not processed by our logistics centers, we carefully scrutinize the product sourcing channels of third-party merchants and impose penalties, typically in amounts equal to several times the value of the relevant products.

Advance Payment to Suppliers.

We make periodic advances to our suppliers for product purchases in the normal course of business.

Our largest supplier, Longrich Group and its subsidiaries, is a related party of the Company. Since its establishment in 1986, Longrich Group grew to five manufacturing factories and ten R & D bases in the world. Longrich Group has built a large-scale, flexible and intelligent production line and manufacturing process around its core business of cosmetics products.

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

Delivery Services

We deliver orders placed on our internet platform to all areas in China through reputable third-party delivery companies with nationwide coverage, and regional delivery companies. For delivery to remote regions of China, we use China Post. We generally include the delivery cost in the fulfillment costs, except in rare instances of bulk orders where we require the purchaser to pay for shipping expenses.

We leverage our large-scale operations and reputation to obtain favorable contractual terms from third-party delivery companies. In order to reduce the cost of third-party logistics as much as possible, we usually only sign a year-round agreement with express companies to receive better rates. We regularly monitor and review the delivery companies’ performance and their compliance with our contractual terms. We typically negotiate and enter into logistics agreements on an annual basis.

Customer Service

We believe our emphasis on customer service enhances our brand image and customer loyalty. Customers can access our sales and after-sales service hotlines and online representatives 24 hours a day, 7 days a week.

Our customer service center is located in our branch company in Changshu city. We train our customer service representatives to answer customer inquiries and proactively educate potential customers about our products and promptly resolve customer complaints. Each representative is required to complete mandatory training conducted by experienced managers on product knowledge, complaint handling and communication skills.

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

Our front-end modules facilitate the online shopping processes of our customers. Our front-end modules are supported by our content distribution network, dynamic and distributed clusters and a core database, providing our customers with quicker access to the product display they are interested in, and facilitating faster processing of their purchases. We have designed our systems to cope with our maximum peak concurrent visitors at all times. As a result of such foresight, we are able to provide our customers with a constantly smooth online shopping experience. Our mid-end modules support our daily administrative and business operations and our back-end modules support our supply chain and greatly enhance the efficiency of our operations.

Our business intelligence systems enable us to effectively gather, analyze and make use of internally-generated customer behavior and transaction data as permitted under laws and regulations. We regularly use this information in planning our marketing initiatives for upcoming curated sales and merchandizing for our online shopping mall. We have developed most of the key business modules in-house. We also acquired software use rights from reputable third-party providers and work closely with these third-party providers to customize the software for our operations. We have implemented a number of measures to prevent data failure and loss. We have developed a disaster tolerant system for our key business modules which includes real-time data mirroring, real-time data back-up and redundancy and load balancing. We believe our module-based systems are highly scalable, which enables us to quickly expand system capacity and add new features and functionality to our systems in response to our business needs and evolving customers’ demands without affecting the operation of existing modules. In addition, we have also adopted rigorous security policies and measures to protect our proprietary data and customer information.

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

1. Competitive advantages of Juhao’s online and offline retail model

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

Intelligent Business Model

The important foundation for the existence and development of our business model is the improvement of personalization, instantaneity, convenience, interaction, accuracy and fragmentation in the shopping experience of our customers. In 2021, Shanghai Juhao started to use Zhonglun intelligent cashier cloud-based platform, which is aimed to realize its online and offline interaction and launch a self-checking out system with self-service cashier equipment in certain of its offline stores. In 2021, our Juhao Best Choice Stores launched Qiyun Choice community group purchase business, combined with 5G telecom, to further develop Juhao online and offline connection, aiming to the transformation to unmanned logistics for the last kilometer of the delivery to destinations with our community stores. Also, Shanghai Juhao established a cooperation relationship with ZTO Express in smart logistics and new community retail, which allowed Shanghai Juhao to connect to ZTO’s cloud-based warehousing system, and to transform to intelligent logistics relying on ZTO’s cloud warehouse system. We plan to continue to develop our “intelligent” shopping method which will consist of the comprehensive application of 5G telecommunication, intelligent virtual clothes fitting room, 3D remote touch sensing, photo search, voice shopping, VR shopping, and virtual assistant.

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

Regulations of operation and service of e-commerce and authorized retail store

We operate under a license for value–added telecom businesses of the People’s Republic of China (EDI), authorized by the Ministry of Industry and Information Technology of the People’s Republic of China, or MIIT, which has approved the Shanghai Juhao platform for operating online data processing and transaction processing services. Our license was approved on February 1, 2019, then renewed on February 1, 2024 and is valid for 5 years. Shanghai Juhao was at its early development stage between 2012 and 2017 and it did not apply for a value-added telecommunications business license until 2017. At its early business development stage, the Company’s business operation was small and revenue from service fees generated by third-party stores was immaterial in the overall business and total revenue of the Company. Our PRC counsel believes, due to the immaterial amount from valued-added telecommunication business from 2012 until we received the approval in 2019, that it is unlikely that such operation without an appropriate license will be considered as a material violation of the regulation by the regulator and that the possibility that the Company be penalized is remote. In addition, Mr. Zhiwei Xu, a major shareholder of Shanghai Juhao, has provided an indemnification letter to the Company and agreed that he will indemnify Shanghai Juhao and Company for any losses and penalties imposed by government agencies due to the lack of a value-added telecommunication business license prior to February 1, 2019

Under the Telecommunications Regulations of the People’s Republic of China and Administrative Measures on Internet Information Services, a telecommunications service provider is required to procure operating licenses from the MIIT or its provincial counterparts, prior to the commencement of its operations, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed. If there is illegal income, the illegal income shall be confiscated. A fine ranging from three to five times the amount of the illegal income; if there is no illegal income or the illegal income is less than RMB 50,000, a fine ranging from RMB 100,000 to RMB1,000,000 shall be imposed; if the circumstances are serious, and the website shall be closed. If such operations disrupt the order of the telecommunications market and constitute a criminal offence, criminal liability shall be pursued in accordance with the law. In addition to the requirement to be approved as an EDI, in 2017 the MIIT published Order No. 321, which requires an EDI to submit annual report starting in 2021. The Company has submitted and passed current annual report for 2024.

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

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or foreign investment enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

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

Negative List Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Special Administrative Measures (Negative List) for Admission of Foreign Investment and the Catalog of Industries Encouraging Foreign Investment promulgated and as amended from time to time by MOFCOM and National Development and Reform Commission (the “NDRC”). In June, 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which was further replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), as promulgated by the MOFCOM and the NDRC in September 2024 and became effective on November 1, 2024. Industries listed in the Negative List are divided into two categories: restricted and prohibited. Industries not listed in the Negative List are generally deemed as constituting a third “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIE to operate our e-commerce business in China. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIE and the shareholders of the VIE for our business operations, which may not be as effective as direct ownership in providing operational control.”

Shanghai Juhao, the VIE, engages in e-commerce retail and related services, including online data processing and transaction processing service, which are within the category in which foreign investment is classified into License Category pursuant to the most recently published Negative List 2024 version. In addition, we intend to centralize our management and operation in the PRC to avoid being restricted from conducting certain business activities which are important for our current or future business but are currently restricted or might be restricted in the future. As such, we believe the contractual arrangements between the WFOE and the VIE are necessary and essential for our business operations. These contractual arrangements with the VIE and its shareholders enable us to exercise effective control over the variable interest entity and hence consolidate its financial results.

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

The Food Business License and Filing Management Measures promulgated by the State Market Supervision and Administration Bureau in June 2023 regulates food business licensing activities, strengthens the supervision and management of food business, and guarantees food safety. Food business operators engaged in food business activities shall receive a Food Business License at a business location. The Food Business License is valid for five years.

Shanghai Juhao and WFOE currently each hold a Food Business License issued on March 19, 2025 with an expiration date of March 20, 2030. These licenses are renewable every 5 years.

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

The Law of the People’s Republic of China on the Protection of Consumer Rights and the Law on the Protection of Consumer Rights and Interests came into effect in January 1994 and were revised by the Chinese People’s Congress in 2009 and 2013 respectively. The operators should ensure that the services provided by the products are in line with the personal, property security requirements, and provide consumers with real information about the quality, function, use and expiration date of the product or service. Consumers who claim damages to products or services purchased or accepted on the Internet trading platform may claim damages from the seller or service provider. The operator of the online trading platform cannot provide the real name, address and effective contact information of the seller or service provider, and the consumer can also claim damages from the provider of the online trading platform. The operator of the online trading platform knows or should know that the seller or service provider uses its platform to infringe the legitimate rights and interests of the consumer. If the supplier fails to take necessary measures, it shall bear joint and several liability with the seller or the service provider. In addition, if the operator deceives the consumer or sells a product that is known to be unqualified or defective, it shall not only compensate the consumer for the loss, but also pay the additional damages equals to three times the price of the goods or services.

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

Based on the foregoing, if we intend to provide funding to our wholly foreign owned subsidiaries through capital injection at or after their establishment, we should file with the State Administration for Market Regulation or its local counterparts, via the foreign investment comprehensive administrative system and register such funding with local banks for foreign exchange related matters.

In October 2019, SAFE promulgated the Circular 28 to further promote facilitation of cross-border trade and investment and relaxed certain restrictions on foreign exchange settlement.

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

The Board of Directors of the Company approved and adopted Jowell Global Ltd. 2021 Omnibus Equity Plan (the “Equity Plan”) on August 2, 2021, which was approved at the stockholders’ meeting on September 10, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares (before the Share Consolidation effected on October 25, 2023). Our executive officers, director and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and have received stock awards from the Company have not completed their SAFE registration yet.

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

Jowell Global Ltd.
聚好全球股份有限公司
"Jowell Global"
Cayman Islands, August 16, 2019
100%
Jowell Technology Limited
香港聚好科技有限公司
"Jowell Tech"
Hong Kong, June 24, 2019
Offshore
Onshore
100%
Shanghai Jowell Technology Co., Ltd.
上海玖薇尔科技有限责任公司
"Shanghai Jowell"
PRC, October 15, 2019
100%
Shanghai Lianfu Information Technology Co.,Ltd.
上海脸赋信息技术有限公司
"Shanghai Lianfu"
PRC, April 13,2023
VIE (no equity ownership)
Shanghai Juhao Information Technology Co., Ltd.
上海聚好信息技术有限公司
"Shanghai Juhao"
PRC, July 31, 2012
55%
Baotou Juhaoyuan Trading Co., Ltd. ③
包头市聚好源贸易有限公司
"Baotou Juhaoyuan"
PRC, September, 2024
100%
Juhao Best Choice Stores ①
聚好优选店
100%
Wholly Owned Subsidiaries ②

② includes 15 wholly owned subsidiaries engaging online promotion of our products and services located in the cities of Shanghai, Guangzhou.

③ located in the city of Baotou.

Variable Interest Entity Arrangements

In establishing our business, we have used a VIE structure. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. In June 2020, the MOFCOM and the NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2020 Version), or the Negative List, which became effective on July 23, 2020. In September 2024, MOFCOM and NDRC promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the Negative List, which became effective on November 1, 2024. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and WFOE are considered as foreign investors or foreign invested enterprises under PRC law.

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

WFOE effectively assumed management of the business activities of the VIE through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including an Exclusive Business Cooperation and Management Agreement, an Equity Interest Pledge Agreement, an Exclusive Option Agreement, Powers of Attorney and Spousal Consent Letters. Through the VIE Agreements, WFOE has the right to advise, consult, manage and operate the VIE for an annual consulting service fee in an amount equal to all of the VIE’s net profit after tax. The shareholders of the VIE have pledged all of their rights, title and equity interests in the VIE as security for WFOE to collect consulting services fees provided to the VIE through the Equity Interest Pledge Agreement. In order to further reinforce WFOE’s rights to control and operate the variable interest entity, the VIE’s shareholders have granted WFOE an exclusive right and option to acquire all of their equity interests in the VIE through the Exclusive Option Agreement.

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

D. Property, Plants and Equipment

Our principal executive office is located in Shanghai, China, where we lease approximately 700 square meters of office space. We also have other material leases of an office space for approximately 5,976 square meters, a warehouse space for approximately 3,621 square meters and one Juhao Best Choice Store space for approximately 2,851 square meters in Chuangshu City, Jiangsu Province. Our leases can be renewed upon mutual agreement with our lessors. Our leased premises are leased from unrelated third-parties and related-parties who either have valid titles to the relevant properties or proper authorization from the title holders to sublease the property, save as disclosed in the following table:

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent	Lease Expiration Date	Purposes/Use
2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China	Shanghai Longrich Industrial Co. Ltd.	RMB 793,800	December 31, 2025	Office
No. 46-5 Xinzhuang Avenue, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB 1,013,964	December 31, 2025	Warehouse
No. 26 Longrich Blvd., Longrich Industrial Park, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB 2,740,915	December 31, 2025	Office
227 Provincial Rd, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB 370,630	December 31, 2025	Juhao Best Choice Store

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

Jowell Global and Jowell Tech are holding companies with no material operations of their own and do not hold any material assets. We conduct our operations primarily through the VIE in China. We established the VIE structure through aforementioned VIE agreements. These VIE agreements are subject to restrictions under current PRC laws and regulations. In the opinion of our PRC counsel, Yiyou Tianyuan Law Firm, our current ownership structure, the ownership structure of our PRC subsidiary and the consolidated VIE, and the contractual arrangements among WFOE, the VIE and the shareholders of the VIE are common practices for the companies listed on stock exchange in Hong Kong or the U.S. engaging in the businesses on Negative List in China and these contractual arrangements are valid and binding in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Yiyou Tianyuan Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the online data processing and transaction processing services business, the relevant PRC regulatory authorities, including the China Securities Regulatory Commission (CSRC), would have broad discretion in dealing with such violations or failures, including, without limitation: requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert control over the VIE. For more detail, see “Risk Factors – Risks Related to Our Corporate Structure - If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In 2012, Shanghai Juhao started its operation, which was among the first membership -based e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China. Today, we offer an online platform Juhao Mall which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of Ministry of Industry and Information Technology of China, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ other manufacturers. As of December 31, 2024 and 2023 our platform had 2,485,533 and 2,483,250 VIP members who have registered on our platform, respectively, 274 and 270 merchants who have opened their own stores on our platform, respectively. During the years ended December 31, 2024 and 2023, 52.6% and 48.2% of the products sold on our platform were cosmetics and health and nutritional supplements, respectively. We also sell household products, such as pots and pans, paper towels, cups, vacuum cleaners, massagers, towels on our platform, and those products account for 47.2% and 51.4% of the products sold on our platform in 2024 and 2023, respectively.

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

Since August 2017, we have been also selling our products in authorized retail stores all across China. Operating under the brand name “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling our products that they purchased through our online platform under their special retailer accounts with us which provide them with major discounts. As of December 31, 2024 and 2023, we authorized 26,857 and 26,746 Love Home stores in 31 provinces of China, respectively, providing offline retail and wholesale of our products.

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

We will consolidate online and offline resources for store design and logistics services to develop franchisee third-party store owners and provide guidance and training for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company will also provide the store owners with live-streaming marketing skill training and upgrade and expand certain existing LHH Stores to Juhao Best Choice stores.

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021. In connection with the IPO, the Company issued to the underwriter and its affiliates warrants to purchase ordinary shares of the Company that equals to 10% of the aggregate number of ordinary shares sold by the underwriter in the IPO (the “Warrants”). In November 2021, the warrants holders have cashless exercised the Warrants for an aggregate of 137,111 ordinary shares of the Company. As of the date of this report, there was no warrants outstanding. The share numbers and par value in this paragraph are before Share Consolidation in October 2023.

On July 27, 2021, Shanghai Juhao entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its shareholders identified on the signature pages thereto (the “Existing Shareholders”). Mr. Zhiwei Xu, then Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. Jiangsu Longrich Group Co., Ltd., the largest shareholder of Hongrun is also a related party of the Company. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. Hongrun and Existing Shareholders agree the Investment will only be used for making loans to the owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are the community group-buying franchise stores launched by Shanghai Juhao in April 2021.

On April 13, 2023, Shanghai Jowell established a new wholly owned subsidiary Shanghai Lianfu Information Technology Co., Ltd. which will develop on marketing and sales of agricultural and fishing products on Tencent Short Video and other social media platforms.

On September 5, 2024, Shanghai Jowell incorporated Baotou Juhaoyuan Trading Co., Ltd. (“Baotou Juhaoyuan”) in Baotou City, China, with a third-party individual that owns 30%, Shanghai Jowell owns 55% and an officer of the Company owns 15% equity interest of Baotou Juhaoyuan.

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

On September 5, 2024, Shanghai Jowell incorporated Baotou Juhaoyuan Trading Co., Ltd. (“Baotou Juhaoyuan”). A third-party individual owns 30%, Shanghai Jowell owns 55% and an officer of the Company owns 15% equity interest of Baotou Juhaoyuan, which is mainly engaged in trading of food and household products.

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

As an online retailer and retail platform, the Company’s operations in 2024 were not significantly negatively impacted by the pandemic. However, the recovery from pandemic of overall economy in China has been slow and situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new variants. We will continue to closely monitor the situation throughout 2025 and beyond.

Results of Operations

Certain tables within this section may not reflect the exact amount or percentage due to rounding.

For the Years Ended December 31, 2024 and 2023

The following table summarized the results of our operations for the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage fluctuations during such periods.

	For the Years Ended December 31,
	2024		2023		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	% Percentage
	(in thousands, except for percentages)
Revenue	$132,982	100.0%	$160,009	100.0%	$(27,027)	(16.9)%
Operating Expenses:
Cost of Revenues	131,719	99.1%	156,738	98.0%	(25,019)	(16.0)%
Fulfilment	2,002	1.5%	3,022	1.8%	(1,020)	(33.8)%
Marketing	4,635	3.5%	7,771	4.9%	(3,136)	(40.4)%
General and Administrative	2,716	2.0%	3,369	2.1%	(653)	(19.4)%
Total Operating Expenses	141,072	106.1%	170,900	106.8%	(29,828)	(17.5)%
Loss from Operations	(8,090)	(6.1)%	(10,891)	(6.8)%	2,801	(25.7)%
Other Income (loss)	115	0.1%	(494)	(0.3)%	609	(123.3)%
Loss before Income Taxes	(7,975)	(6.0)%	(11,385)	(7.1)%	3,410	(30.0)%
Income Taxes Expense	28	0.0%	135	(0.1)%	(107)	(79.3)%
Net Loss	(8,003)	(6.0)%	(11,520)	(7.2)%	3,517	(30.5)%
Other Comprehensive Loss, net of tax	(320)	(0.2)%	(898)	(0.6)%	578	(64.4)%
Comprehensive Loss	$(8,323)	(6.3)%	$(12,418)	(7.8)%	$4,095	(33.0)%

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from third-party manufacturers and distributors. Currently, we have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third-party merchants for using our platform, which was immaterial and is grouped in “Others” presented below. The following sets forth the breakdown of our revenue by stream for the years ended December 31, 2024 and 2023, respectively.

	For the Year Ended December 31,				Variance
	2024	%	2023	%	Amount	%
(in thousands, except for percentages)
Cosmetic products	$36,338	27.3%	$55,068	34.4%	$(18,730)	(34.0)%
Health and Nutritional Supplements	33,572	25.3%	22,613	14.1%	10,959	48.5%
Household Products	62,755	47.2%	81,783	51.1%	(19,028)	(23.3)%
Other	317	0.2%	545	0.4%	(228)	(41.8)%
Total	$132,982	100.0%	$160,009	100.0%	$(27,027)	(16.9)%

Total revenue for the fiscal year ended December 31, 2024 decreased by about $27.0 million, or 16.9%, to $133.0 million from $160.0 million for the fiscal year ended December 31, 2023.

Compared to the year ended December 31, 2023, sales of cosmetic products decreased by about $18.7 million, or 34.0%, in the year ended December 31, 2024. The decrease in revenue of cosmetic products is mainly due to significant decrease in weighted average unit price and units for products sold. Comparing to the year ended December 31, 2023, we sold approximately 3.7 million, or 17.6%, less units in 2024 and our weighted average unit price for cosmetic products sold also decreased. The decrease in both weighted average unit price and units sold in 2024 was mainly attributable to the sharp decline in sales of premium brand products with higher average selling prices due to the slow economic recovery from COVID-19 in China and weak consumer demand for high price premium branded products.

Compared to the year ended December 31, 2023, sales of health and nutritional supplements products increased by about $11.0 million, or 48.5%. The increase in health and nutritional supplements revenue is mainly due to the significant increase in units for products sold. Comparing to the year ended December 31, 2023, our weighted average unit price for health and nutritional supplements products sold decreased, while we sold approximately 4.0 million, or 105.1%, more units in 2024. The increase in units for products sold is mainly because we developed and sold a lot of affordable health care products to replace the original high-price health care products in 2023.

Our household products revenue decreased by about $19.0 million, or 23.3%, comparing 2024 to 2023. The decrease in household products revenue is mainly due to the decrease in the weighted average unit price and units for products sold. Comparing to the year ended December 31, 2023, our weighted average unit price for household products sold decreased, and we sold approximately 1.7 million, or 14.7%, less units in 2024. The significant decrease in both weighted average unit price and units sold in 2024 is mainly attributable to the sharp decline in sales of premium brand products with higher selling prices due to the slow economic recovery from COVID-19 in China and weak consumer demand.

The average exchange rate for the fiscal years ended December 31, 2024 and 2023, was RMB1.00 to US$0.1404 and RMB1.00 to US$0.1419, respectively, representing a 1.1% unfavorable impact when exchange rates were used in converting RMB to USD, which was included in the above analysis.

Operating Expenses

Operating expenses primarily consist of cost of revenues, fulfilment expenses, marketing expenses and general and administrative expenses.

	For the Year Ended December 31,
	2024		2023		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of Revenues	$131,719	99.1%	$156,738	98.0%	$(25,019)	(16.0)%
Fulfilment	2,002	1.5%	3,022	1.8%	(1,020)	(33.8)%
Marketing	4,635	3.5%	7,771	4.9%	(3,136)	(40.4)%
General and Administrative Expenses	2,716	2.0%	3,369	2.1%	(653)	(19.4)%
Total Operating Expenses	$141,072	106.1%	$170,900	106.8%	$(29,828)	(17.5)%

Our total operating expenses decreased by about $30.0 million or 17.5% from $170.9 million in 2023 to $141.0 million in 2024. All categories of our operating expenses decreased in 2024 compared to 2023.

Cost of revenues

Cost of revenues primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs.

Cost of revenues of cosmetic products decreased by about $18.8 million, or 33.9%, from $55.5 million in 2023 to about $36.7 million in 2024. The decrease is attributable to a decrease in the weighted average unit cost and a decrease in units sold of 3.7 million, or 17.6%, in 2024 compared to 2023. In 2024, the downgraded demand from consumers led to significant decrease in the weighted average unit cost and units sold in 2024 compared to 2023.

Cost of revenues of health and nutritional supplements increased by about $12.0 million, or 57.7%, from $20.8 million in 2023 to $32.8 million in 2024. The increase in cost of revenues of health and nutritional supplements is in line with the increase of revenues of health and nutritional supplements which is mainly due to an increase in units sold as we sold more affordable health care products instead of high-price health care products.

Cost of revenues of household products decreased by about $19.3 million, or 24.0%, from $80.4 million in 2023 to about $61.1 million in 2024. The decrease was primarily due to a decrease in the weighted average unit cost and a decrease in units sold of 1.7 million, or 14.7%, in 2024, compared to 2023. In 2024, the downgraded demand from consumers led to significant decrease in the weighted average unit cost and units sold in 2024 compared to 2023.

Fulfillment Expenses

Our fulfillment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparation, packaging, outbound freight, and physical storage. Fulfillment expenses decreased by $1.0 million, or 33.8%, in 2024 compared to 2023. The fulfillment expenses as a percentage of total revenues were 1.5% in 2024, slight decline from 1.8% in 2023. The significant decrease in fulfillment expenses is due to less products purchased and sold.

Marketing Expenses

Marketing expenses decreased by $3.1 million, or 40.4%, in 2024 compared to 2023. Marketing expenses constituted 3.5% and 4.9% of our total revenue in 2024 and 2023, respectively. The decrease was primarily due to the decreased marketing and promotional activities as a result of our efforts to reduce expenses.

General and Administrative Expenses

Compared to 2023, our general and administrative expenses decreased by $653 thousand, or 19.4%, in 2024. The decrease was primarily due to a $325 thousand decrease in share-based compensation of services provided by employees and a $263 thousand decrease in allowance for credit losses.

Loss from Operations

	For the Year Ended December 31,
	2024		2023
	Amount	% of revenue	Amount	% of revenue
	(in thousands, except for percentage)
Loss from Operations	$(8,090)	(6.1)%	$(10,891)	(6.8)%

Loss from operations in 2024 was approximately $8.0 million compared to loss from operations of about $10.9 million in 2023. The decrease in loss from operations is mainly due to our efforts to reduce expenses including a decrease in marketing expenses and in general and administrative expenses, which has decreased our loss from operation.

Loss Before Income Taxes

Loss before income taxes is about $8.0 million in 2024 as compared to loss before income taxes of about $11.4 million in 2023. The decrease in loss before income taxes is primarily due to the decrease in loss from operations and investment loss and the increase in other income.

Income Taxes Expense

Our income taxes expense was approximately $28 thousand in 2024 as compared to income taxes expense of about $135 thousand in 2023.

Net Loss

As a result of the foregoing, we had a net loss of $8.0 million in 2024, compared to a net loss of $11.5 million in 2023.

Other Comprehensive Loss

Foreign currency translation adjustments amounted to a loss of $0.32 million for 2024 when compared to $0.9 million in 2023, respectively. The balance sheet amounts with the exception of equity as of December 31, 2024 were translated at RMB 1.00 to US$0.1391 as compared to the average translation rates applied to the income statements accounts for 2024 at RMB 1.00 to US$0.1404. The equity accounts were stated at their historical rate. The balance sheet amounts with the exception of equity as of December 31, 2023 were translated at RMB 1.00 to US$0.1412 as compared to the average translation rates applied to the income statements accounts for 2023 at RMB 1.00 to US$0.1419. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

For the Years Ended December 31, 2023 and 2022

The following table summarized the results of our operations for the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage fluctuations during such periods.

	For the Year Ended December 31,
	2023		2022		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	% Percentage
	(in thousands, except for percentages)
Revenue	$160,009	100.0%	$209,981	100.0%	$(49,972)	(23.8)%
Operating Expenses:
Cost of Revenues	156,738	98.0%	203,738	97.0%	(47,000)	(23.1)%
Fulfilment	3,022	1.8%	3,700	1.8%	(678)	(18.3)%
Marketing	7,771	4.9%	8,795	4.2%	(1,024)	(11.6)%
General and Administrative	3,369	2.1%	5,789	2.8%	(2,420)	(41.8)%
Total Operating Expenses	170,900	106.8%	222,022	105.8%	(51,122)	(23.0)%
Loss from Operations	(10,891)	(6.8)%	(12,041)	(5.7)%	1,150	(9.6)%
Other Income (loss)	(494)	(0.3)%	89	0.0%	(583)	(655.1)%
Loss before Income Taxes	(11,385)	(7.1)%	(11,952)	(5.7)%	567	(4.7)%
Income Taxes Benefit (Expense)	135	(0.1)%	(420)	(0.2)%	555	(132.2)%
Net Loss	(11,520)	(7.2)%	(11,532)	(5.5)%	12	(0.1)%
Other Comprehensive Loss, net of tax	(898)	(0.6)%	(2,446)	(1.2)%	1,548	(63.3)%
Comprehensive Loss	$(12,418)	(7.8)%	$(13,978)	(6.7)%	$1,560	(11.2)%

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

Compared to the year ended December 31, 2022, sales of cosmetic products decreased by about $44.2 million, or 44.5%, in the year ended December 31, 2023. The decrease in revenue of cosmetic products is mainly due to a significant decrease in weighted average unit price and units for products sold. Comparing to the year ended December 31, 2022, we sold approximately 6.3 million, or 26.8%, less units in 2023 and our weighted average unit price for cosmetic products sold decreased. The decrease in both weighted average unit price and units sold in 2023 was mainly attributable to the sharp decline in sales of premium brand products with higher average selling prices with downgraded demands from consumers as the recovery from COVID-19 has been slow in China.

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

Our household products revenue increased by about $11.2 million, or 15.8%, comparing 2023 to 2022. The increase in household products revenue is mainly due to the increase in weighted average unit price. Comparing to the year ended December 31, 2022, our weighted average unit price for household products sold increased, while we sold approximately 1.3 million, or 9.8%, less units in 2023. The significant increase in the weighted average unit price for products sold is mainly due to the increase in sales of premium brand products. The decline in units sold is because the units sold were counted by the smallest unit in 2022, while they were counted by whole box in 2023.

The average exchange rate for the fiscal years ended December 31, 2023 and 2022, was RMB1 to $0.1419and RMB 1 to $0.1489, respectively, representing a 4.7% unfavorable impact when exchange rates were used in converting RMB to USD, which was included in the above analysis.

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

Cost of revenues of cosmetic products decreased by about $43.0 million, or 43.7%, from $98.5 million in 2022 to about $55.5 million in 2023. The decrease is attributable to a decrease in the weighted average unit cost and a decrease in units sold of 6.3 million, or 26.8%, in 2023 compared to 2022. In 2023, the downgraded demands from consumers led to significant decrease in the weighted average unit cost and units sold in 2023 compared to 2022.

Cost of revenues of health and nutritional supplements decreased by about $17.0 million, or 45.0%, from $37.8 million in 2022 to $20.8 million in 2023. The decrease in cost of revenues of health and nutritional supplements is mainly due to a decrease in the weighted average unit cost as we sold more affordable health care products instead of high-price health care products.

Cost of revenues of household products increased by about $12.9 million, or 19.1%, from $67.5 million in 2022 to about $80.4 million in 2023. The increase was primarily due to an increase in weighted average unit cost. The increase in weighted average unit costs of products sold of our household products is mainly because we sold higher unit price products in 2023 than 2022 from weighted average unit cost.

Fulfillment Expenses

Our fulfillment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparation, packaging, outbound freight, and physical storage. Fulfillment expenses decreased by $0.7 million, or 18.3%, in 2023 compared to 2022. The fulfillment expenses as a percentage of total revenues were 1.8% in 2023, slightly up from 1.8% in 2022. The decrease was consistent with the decline in total revenues.

Marketing Expenses

Marketing expenses decreased by $1.0 million, or 11.6%, in 2023 compared to 2022. Marketing expenses constituted 4.9% and 4.2% of our total revenue in 2023 and 2022, respectively. The decrease was primarily due to the decreased marketing and promotional activities as a result of our efforts to reduce expenses.

General and Administrative Expenses

Compared to 2022, our general and administrative expenses decreased by $2.4 million, or 41.8%, in 2023. The decrease was primarily due to a $1.7 million decrease in share-based compensation of services provided by employees and a $0.3 million decrease in consulting fees, offset by a $1.1 million increase in allowance for credit losses as a result of long aging and low collectability.

Loss from Operations

	For the Year Ended December 31,
	2023		2022
	Amount	% of revenue	Amount	% of revenue
	(in thousands, except for percentage)
Loss from Operations	$(10,891)	(6.8)%	$(12,041)	(5.7)%

Loss from operations in 2023 was approximately $10.9 million compared to loss from operations of about $12.0 million in 2022. The decrease in loss from operations is mainly due to our efforts to reduce expenses including a decease in marketing expenses and in general and administrative expenses, which has decreased our loss from operation.

Loss Before Income Taxes

Loss before income taxes is about $11.4 million in 2023 as compared to loss before income taxes of about $12.0 million in 2022. The decrease in loss before income taxes is primarily due to the loss from operations of $10.9 million and investment loss on the investment in Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd of $0.45 million.

Income Taxes Benefit

Our income taxes expense was approximately $135 thousand in 2023 as compared to income taxes benefit of about $420 thousand in 2022. The effective income tax rate was 1.0% and 3.5% in 2023 and 2022, respectively. The significant decrease in effective income tax rate is mainly due to less accrual of the realizable deferred tax assets in 2023 with the reversal of inventory impairment.

Net Loss

As a result of the foregoing, we had a net loss of $11.5 million in 2023, compared to net loss of $11.5 million in 2022.

Other Comprehensive Income(loss)

Foreign currency translation adjustments amounted to a loss of $0.9 million for 2023 when compared to $2.4 million in 2022, respectively. The balance sheet amounts with the exception of equity as of December 31, 2023 were translated at 1.00 RMB to 0.1412 US$ as compared to 1.00 RMB to 0.1450 US$ as of December 31, 2022. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for 2023 and 2022 were 1.00 RMB to 0.1419 US$ and 1.00 RMB to 0.1489 US$, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Cash flows from operating activities

Net cash provided by operating activities in 2024 was $790 thousand. The principal items accounting for the difference between our net cash provided by operating activities and our net loss including decrease in advance to suppliers of about $10.2 million and decrease in accounts receivable of about $0.5 million, offset by decrease in accounts payables of about $1.8 million. The decrease in accounts payables is mainly due to shrinking credit term provided by our third-party vendors. The decrease in accounts receivables is mainly due to a decrease in sales to local distributors and wholesalers which we provided certain credit terms based on our evaluation of their creditworthiness. The decrease in advance to suppliers is mainly due to contraction of our operation.

Net cash used in operating activities in 2023 was $13.5 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss including a decrease in accounts payables of about $4.0 million and contract liabilities of about $15.7 million, offset by decrease in inventories of about $5.2 million, decrease in advance to suppliers of about $8.1 million and a decrease in accounts receivable of about $3.4 million. The decrease in accounts payables is mainly due to shrinking credit term provided by our third-party vendors. The decrease in accounts receivables is mainly due to a decrease in sales to local distributors and wholesalers which we provided certain credit terms based on our evaluation of their creditworthiness. The decrease in advance to suppliers and inventories is mainly due to contraction of our operation.

Net cash used in operating activities in 2022 was $12.0 million. The principal items accounting for the difference between our net cash used in operating activities and our net loss including increase in accounts receivable of about $1.5 million, increase in inventories of about $3.1 million, increase in advance to suppliers of about $18.0 million and offset by increase in accounts payables of about $1.6 million and contract liabilities of about $16.9 million. The increase in accounts receivables is mainly due to increase in sales to local distributors and wholesalers which we provided certain credit terms based on our evaluation of their creditworthiness. The increase in advance to suppliers and inventories is mainly due to our expansion of our operation and increase in sales. The increase in accounts payables is mainly due to extended credit term provided by our third-party vendors.

Cash flows from investing activities

Net cash used in investing activities was approximately $124 thousand, $42 thousand and $1.3 million in 2024, 2023 and 2022, respectively. Cash used in investing activities in 2024 were used to purchase fixed assets and software. Cash used in investing activities in 2023 were used to purchase fixed assets and software and increased investment. Cash used in investing activities in 2022 were used to purchase fixed assets and software.

Cash flows from financing activities

Net cash used in financing activities in 2024 was about $18 thousand, including about $421 thousand repayment of short-term loan, partially offset by $403 thousand from the proceeds from related party loans.

Net cash used in financing activities in 2023 was about $1.6 million, including about $2.4 million repayment of short-term loan, partially offset by $426 thousand from the proceeds from short-term loans and $354 thousand from the proceeds from related party loans.

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

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Therefore, these statutory reserves, along with the registered capital of the PRC entities, are considered as restricted. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are $45,106,851 and $45,106,851 as of December 31, 2024 and 2023, respectively.

Off-balance Sheet Commitments and Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such an entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

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

In February 2024, the FASB issued ASU 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements”. The Board decided that the types of issues that it will consider through this project are changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or cost to most entities. An explanation of why each amendment in this Update is being made is provided in the “Amendments to the FASB Accounting Standards Codification” section. Thus, there is no separate section for the Board’s basis for conclusions in this Update. These issues to remove references to various Concepts Statements and their proposed amendments were included in Section A (“Amendments to Remove References to the Concepts Statements”) of the 2019 proposed Accounting Standards Update, Codification Improvements. Sections B and C (“Amendments to Disclosure Sections of the Codification” and “Other Codification Improvements”) of that proposed Update were finalized in 2020.The issues in this Update are numbered as they were in the 2019 proposed Update. In some cases, the Board decided to revise the amendments in this Update from what was included in the 2019 proposed Update. Those changes were responsive to stakeholder feedback received on the 2019 proposed Update and, in many cases, resulted in more narrow changes than were proposed.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent on the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued.

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

For the year ended December 31, 2024, we reported a net loss of $8.0 million and operating cash inflow of $790 thousand, which were primarily due to the negative impact of economic downturn on our business and operation.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, during the financial year ended December 31, 2024, the Company incurred a net loss of $8,002,644, and as of December 31, 2024, its accumulated deficit was $34,003,726. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

Presently, the Company’s principal source of liquidity are its revenues, proceeds from its public offering and private placements. As of December 31, 2024, the Company had cash of approximately $2.2 million and working capital of $10.2 million. $2.1 million of the cash were held by the VIE with banks and financial institutions inside China as the Company conducted its operations primarily through the consolidated VIE in China. With the uncertainty of the current market, the management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of March 31, 2025, approximately $704 thousand, or 28%, of its accounts receivable balance as of December 31, 2024 were collected, and approximately $2.9 million or 76% of its advances to supplier balance as of December 31, 2024 were utilized.

Based on our current operating plan, we believe that the above-mentioned measures, including cash on hand of approximately $2.1 million and bank borrowing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least the next twelve months from the date the Company’s consolidated financial statements are issued.

The following table sets forth summary of our cash flows for 2024, 2023 and 2022:

	For the Years
	Ended December 31,
	2024	2023	2022
	(in thousands)
Net cash provided by (used in) operating activities	$790	$(13,492)	$(11,993)
Net cash used in investing activities	124	(42)	(1,338)
Net cash provided by (used in) financing activities	(18)	(1,633)	9,938
Effect of exchange rate change on cash	286	(301)	(1,139)
Net increase (decrease) in cash and cash equivalents	934	(15,468)	(4,532)
Cash and restricted cash, beginning of the year	1,250	16,718	21,250
Cash and restricted cash, end of the year	2,184	1,250	16,718

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview --“Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Allowance for credit losses

We maintain an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses, we consider various factors, including historical experience, credit-worthiness of customers, current and reasonable forecasted future economic conditions, aging of the accounts receivable balances, payment patterns, and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326––Financial Instruments––Credit Losses. We also consider to provide specific allowance for credit losses for those accounts receivable balances when facts and circumstances have emerged to indicate that these receivables are unlikely to be collected. Changes in these estimates and assumptions could materially affect the quantity of credit losses. As of December 31, 2024 and 2023, the allowance for credit losses for accounts receivable was $438,864 and $559,382, respectively.

Inventories

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. We periodically evaluate inventories for their net realizable value adjustments and reduce the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31,2024, 2023 and 2022, provision (reversal) of $235,674, ($438,949) and $1,102,119, respectively were recorded in cost of revenues in the consolidated statements of operations and comprehensive loss.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Haiting Li	54	Chief Executive Officer, Director, Chairman of the Board
Lu Qian	40	Chief Financial Officer
Dan (Jessie) Zhao	52	Director and Vice President
Haitao Wang(1)(2)(3)	56	Independent Director
Y. Tristan Kuo(1)(2)(3)	70	Independent Director
William Morris(1)(2)(3)	71	Independent Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of corporate governance and nominating committee.

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

Lu Qian. Mr. Qian was appointed as the Chief Financial Officer of the Company on December 15, 2022. Mr. Qian has served as the financial controller of Shanghai Juhao Information Technology Co., Ltd., the operating variable interest entity of the Company from November 16, 2020 to December 14, 2022. Mr. Qian was the Chief Financial Officer of the Company from July 1, 2020 to November 15, 2020. From February 2018 to June 2020, Mr. Qian was the financial controller of Financial Management Department of Jiangsu Longrich Bioscience Co. Ltd. From June 2012 to February 2018, Mr. Qian was the director of the accounting team of Financial Management Department of Jiangsu Longrich Bioscience Co. Ltd. Mr. Qian received his bachelor’s degree from Jiangsu University in June 2006 with a major in accounting.

Dan (Jessie) Zhao. Ms. Zhao was appointed as a member of the Board on December 15, 2019 and vice president of finance of the Company on September 17, 2020. Since May 2019, Ms. Zhao has served as secretary of the board of directors of Shanghai Juhao Information Technology Co., Ltd. From April 2019 to June 2023, Ms. Zhao served as supervisor of Nantong Zhuama Bioscience Co., Ltd. From April 1996 to May 2019, Ms. Zhao served in various positions at Jiangsu Longrich Group Co., Ltd. including head of investment department, general manager of its subsidiary company, director of customer service department and director of planning and information department. Ms. Zhao received her bachelor’s degree in Economics from Nanjing Audit University in June 2007. Ms. Zhao received her Senior Customer Service Manager certificate from the American Certification Institute in August 2010. Ms. Zhao passed the fund practitioner test of the Asset Management Association of China in April 2017.

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

Y. Tristan Kuo. Mr. Kuo was appointed as a member of our board of directors on December 23, 2020. Since September 2022, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Cine Top Culture Holdings Limited. Mr. Kuo served as a consultant from August 29, 2022 to June 30, 2024 and was the chief financial officer of Aerkomm Inc. (OTCQX: AKOM) from April 10, 2017 to August 28, 2022. From November 1, 2019 to December 16, 2021, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products September 2007 to May 2008. Mr. Kuo received a Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

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

6.B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately $ 231,288 in cash to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or material breach of any term of any employment or other services, confidentiality, intellectual property or non-competition agreements with the Company. In such case, the executive officer will solely be entitled to an accrued and unpaid salary through the effective date of such termination, and his/her right to all other benefits will terminate, except as required by any applicable law. The executive officer is not entitled to severance payments upon any termination.

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

As of May 8, 2025, 44,344 shares were granted and outstanding under the Equity Plan. The following paragraphs summarize the terms of the Equity Plan:

Administration. The Equity Plan requires that a committee of non-employee directors to administer the Equity Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the Equity Plan.

Shares Subject to the Equity Plan. The shares issuable under the Equity Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 4,000,000 shares before Share Consolidation effected on October 25, 2023. Immediately after Share Consolidation, the shares under the Equity Plan is reduced and limited to 250,000 shares in total.

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

On June 30, 2022, the Compensation Committee approved the grant of Restricted Stock Units (“RSU”) of 120,000 ordinary shares to Mr. Zhiwei Xu, the Company’s then Chief Executive Officer and 39,000 ordinary shares to the Company’s Vice President under the 2021 Omnibus Equity Plan for service period from July 1, 2022 to June 30, 2023. The RSUs granted to the then Chief Executive Officer and Vice President have a graded vesting schedule with 25% vested on June 30, 2022, 25% vested on October 1, 2022, 25% vested on January 1, 2023, and the remaining 25% vested on April 1, 2023. The last tranche of 30,000 RSUs granted to the then Chief Executive Officer was forfeited due to his resignation as the Chief Executive Officer effective on March 1, 2023. As of May 14, 2023, the vested shares have been issued to the Grantees. The Company issued 30,000 shares to the former CEO Mr. Zhiwei Xu and 9,750 shares to Dan Zhao with price at $2.62 on January 1, 2023. The Company issued additional 9,750 shares to Dan Zhao, Vice President with price at $2.62 on April 1, 2023. The share numbers in this paragraph are all before our Share Consolidation numbers.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of May 8, 2025.

Board Diversity Matrix (As of May 8, 2025)
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

6.D. Employees

As of December 31, 2024, we had a total of 166 employees. We had a total of 154 employees as of December 31, 2023. The following table sets forth the breakdown of our employees as of December 31, 2024 by function:

Category	Number of Employees	Percentage of workforce
Management	31	18.67%
Fulfillment Center	83	50.00%
IT	5	3.01%
Finance and Accounting	17	10.24%
Investment	1	0.60%
Quality Control	4	2.41%
Customer Service	11	6.63%
Product Development	6	3.61%
Design	4	2.41%
HR	3	1.81%
Benefits	1	0.60%
Total	166	100%

As of December 31, 2024, 7 of our employees were based in Shanghai, where our principal executive offices are located, and 106 employees were located in Changshu City, 53 employees were in other field offices in China.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 8, 2025 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable to such persons upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof. These shares, however, are not included in the computation of the percentage ownership of any other person.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

The calculations in the table below are based on 2,170,475 ordinary shares issued and outstanding as of the date of May 8, 2025.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Jowell Global Ltd., 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082. Our telephone number at this address +86-21-5521-01874.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%
Directors and Executive Officers:
Yu- Yun Tristan Kuo	219	*
William J. Morris	219	*
Haitao Wang	218	*
Haiting Li	-	-
Dan (Jessie) Zhao	-	-
Lu Qian	-	-
All directors and executive officers as a group (six individuals):	656	*
5% or Greater Shareholders:
Jowell Holdings Ltd. (1)	333,837	15.4
Zhiwei Xu (1)	340,654	15.7

(1)	6,817 shares owned by Zhiwei Xu directly and 333,837 shares owned by Jowell Holdings Ltd. Mr. Zhiwei Xu was the Chairman of our Board and Chief Executive Officer of the Company until March 1, 2023 and he is the sole shareholder of Jowell Holdings Ltd. a British Virgin Islands company. The registered address of Jowell Holdings Ltd. is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Mr. Zhiwei Xu also owns all 46,875 of the Company’s outstanding preferred shares, and each holder of one preferred share has the right to 2 votes at a meeting of the shareholders of the Company and Mr. Xu’s address is 30 Xinzhuang Section, Jiangsu Provincial Road 227, Changshu, Suzhou, China.

*	less than 1%

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

Due to related parties:

The balance due to related parties account amounted to $925,100 and $528,472 as of December 31, 2024 and 2023, respectively. These dues to related parties, subsidiaries of Longrich Group and Jowell Holdings Limited, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2024, the Company had five leases from its related party, subsidiaries of Longrich Group, which are controlled by Mr. Zhiwei Xu, a major shareholder of the Company. The Company is obligated to pay quarterly based rents under these lease agreements. See Note 14 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The goods purchased from Longrich Group were $37,414,302, $34,258,761 and $44,886,549 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the Company had accounts payable of $70,258 and $194,818 related to these purchases.

Related party sales:

The Company made sales to the related parties controlled by Mr. Zhiwei Xu, a major shareholder of the Company, in the amount of $17,860, $6,853 and $160,055 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the Company had accounts receivable of nil and $47,040 related to these sales.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10—Additional Information—B. Memorandum and Articles of Association—Common Shares” for a description of the rights of securities holders, including the Share Consolidation and Share Capital Increase effected on October 25, 2023.

Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2024, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

The material weakness identified relates to: our lack of in-house accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and applicable requirements by SEC.

To remedy our identified material weakness identified to date, we will hire accountants who have extensive experience in US GAAP and SEC reporting to join us in proper opportunity.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP, our independent registered public accounting firm, for the year ended December 31, 2024 and for the year ended December 31, 2023.

	Year Ended December 31, 2024(6)	Year Ended December 31, 2023(5)
Audit fees(1)	$210,000	$210,000
Audit related fees(2)	45,000	50,000
Tax fees(3)	-	-
All other fees(4)	-	-
Total	255,000	260,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

(5)	$80,000 was for Marcum Asia CPAs LLP and $180,000 was for Enrome LLP for the year ended December 31, 2023.

(6)	$30,000 was for Marcum Asia CPAs LLP and $225,000 was for Enrome LLP for the year ended December 31, 2024.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services rendered by Marcum Asia CPAs LLP prior to December 21, 2023, and as of and after December 21, 2023, by Enrome LLP to the Company are permissible under any applicable laws and regulations. During fiscal year 2023, all services performed by Marcum Asia CPAs LLP and Enrome LLP were approved in advance by the Audit Committee. During fiscal year 2024, all services performed by Enrome LLP were approved in advance by the Audit Committee.

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

Item 16K. Cybersecurity

Cybersecurity is critical to our e-commerce platform and many of our operating activities, which are subject to security threats and increasingly sophisticated cyber-attacks. As a result, we have policies and processes in place to assess, identify, and manage the strategic and operational IT-related risks as an integrated part of our overall risk management system. These risks include the risk of cyber-attacks on IT infrastructure and intellectual property, as well as on cybersecurity for our online platform. The Company has adopted Incident Response Plan Policy to managing material risks from cybersecurity threats and established a Cybersecurity Committee (“Committee”) led by our Chairman and CEO to manage the cybersecurity risks. The Committee consists of six persons, including two operation & maintenance engineers, two software engineers, our chief information officer and our chief executive officer. When the Company uses a third-party service provider and shares sensitive data such service provider, it requires them to comply with confidentiality requirements in the agreements which include that the service provider is responsible for safeguard and the security of the sensitive data and information. As of date of this report, there has been no previous cybersecurity incidents that have materially affected the Company yet. Mr. Haiting Li, Chairman of the Board and Chief Executive Officer of the Company is responsible for the oversight of risks from cybersecurity threats on behalf of the Board. Mr. Yulong Ji, Chief Information Officer (“CIO”) of our operating VIE report to Mr. Haiting Li for cybersecurity risks and incidents. Mr. Yulong Ji has served as the Chief Information Officer of Shanghai Juhao since March 2021, and he was the project manager of the Operation Control Department of Information Center for a domestic airline company in China from September 2019 to March 2021. Mr. Ji was the senior project manager for Business Unit of Traffic for Hengtuo Opensource Information Technology Co., Ltd. from July 2017 to September 2019 and was the senior project manager for Business Unit of Traffic for Pactera Technology International Ltd. Mr. Ji received his junior college degree with a major of computer information management from Jiangyin Polytechnic College in July 2009. Mr. Ji received his bachelor’s degree with a major of software engineering from University of Electronic Science and Technology in China in January 2020.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-32.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.3	The Third Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with SEC on October 30, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.2*	Description of Securities
4.1	Exclusive Business Cooperation and Management Agreement, by and among Shanghai Jowell Technology Co., Ltd., Shanghai Juhao Information Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.2	Equity Interest Pledge Agreement, by and among Shanghai Jowell Technology Co., Ltd., Zhiwei Xu,Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.3	Exclusive Option Agreement, by and among Jowell Technology Limited, Shanghai Jowell Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.4	Power of Attorney by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.5	Confirmation Letter by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.6	Power of Attorney by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.7	Confirmation Letter by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.8	Spousal Consent Letter by the spouse of Mr. Zhiwei Xu dated November 1, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.9	Power of Attorney by Ruixia Yang, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)

4.10	Spousal Consent Letter by the spouse of Ruixia Yang dated October 10, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.11	Form of LHH (Love Home Health) Franchise Store Contract (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.12	Form of Juhao Mall Marketplace and Service Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.13	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Jiangsu Longrich Bioscience Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.14	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Karlie Cosmetics Manufacturing Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.15	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.16	Director Agreement by and between the Company and Y. Tristan Kuo (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.17	Director Agreement by and between the Company and Haitao Wang (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.18	Director Agreement by and between the Company and William Morris (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.19	Capital Increase Agreement by and among Shanghai Juhao Information Technology Co., Ltd., Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. and its shareholders dated July 27, 2021 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 29, 2021)
4.20	Jowell Global Ltd. 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on August 9, 2021)

4.21	Form of Unrestricted Stock Award Agreement (incorporated herein by reference to Exhibit 4.36 to Form 20-F filed with the SEC on April 25, 2022)
4.22	Form of Securities Purchase Agreements (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with SEC on June 17, 2022)
4.23	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with SEC on October 12, 2022)
4.24	Letter from Friedman LLP dated November 25, 2022 (incorporated herein by reference to Exhibit 16.1 to Form 6-K filed with SEC on November 25, 2022)
4.25	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Shanghai Longrich Industry Co., Ltd. on December 15, 2022. (incorporated herein by reference to Exhibit 4.40 to Form 20-F filed with SEC on May 15, 2023)
4.26	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022. (incorporated herein by reference to Exhibit 4.41 to Form 20-F filed with SEC on May 15, 2023)
4.27	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022. (incorporated herein by reference to Exhibit 4.42 to Form 20-F filed with SEC on May 15, 2023)
4.28	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 14, 2022. (incorporated herein by reference to Exhibit 4.43 to Form 20-F filed with SEC on May 15, 2023)
4.29	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 15, 2022. (incorporated herein by reference to Exhibit 4.44 to Form 20-F filed with SEC on May 15, 2023)
4.30	Employment Agreement by and between Lu Qian and the Company dated December 15, 2022 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on December 16, 2022)
4.31	Employment Agreement by and between Haiting Li and the Company dated March 1, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on March 3, 2023)
4.32	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Shanghai Longrich Industry Co., Ltd. on December 29, 2023.(incorporated herein by reference to Exhibit 4.38 to the Form 20-F, filed with the SEC on May 13, 2024)
4.33	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 29, 2023. (incorporated herein by reference to Exhibit 4.39 to the Form 20-F, filed with the SEC on May 13, 2024)
4.34	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 29, 2023 (incorporated herein by reference to Exhibit 4.40 to the Form 20-F, filed with the SEC on May 13, 2024)
4.35	Employment Agreement by and between Lu Qian and the Company dated December 15, 2023 (incorporated herein by reference to Exhibit 4.41 to the Form 20-F, filed with the SEC on May 13, 2024)
4.36	Employment Agreement by and between Haiting Li and the Company dated March 11, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on March 12, 2024)
4.37*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Shanghai Longrich Industry Co., Ltd. on December 31, 2024
4.38*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 31, 2024
4.39*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 31, 2024
4.40*	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 31, 2024
4.41*	Employment Agreement by and between Lu Qian and the Company dated December 15, 2024
4.42*	Employment Agreement by and between Haiting Li and the Company dated March 11, 2025
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yiyou Tianyuan Law Firm
15.2*	Consent of Enrome LLP
15.3*	Consent of Marcum Asia CPAs LLP
19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Form 20-F, filed with the SEC on May 13, 2024)
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F, filed with the SEC on May 13, 2024)
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jowell Global Ltd.

/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

Date: May 9, 2025

JOWELL GLOBAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Jowell Global Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jowell Global Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, during the financial year ended December 31, 2024, the Company incurred a net loss of $8,002,644, and as of December 31, 2024, its accumulated deficit was $34,003,726. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

Management’s plans in regard to these matters are also described in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

Emphasis of Matters

Restatement adjustments for changes in share consolidation

The consolidated financial statements of the Company as of December 31, 2022 were audited by other auditor. As described in Note 12, the Company adjusted all shares and per share data periods presented for the shares consolidation. We audited the adjustments that were applied to restate the disclosure for share consolidation reflected in the December 31, 2022 consolidated financial statements to retrospectively apply the effects of the share consolidation that occurred subsequent to the year ended December 31, 2022. However, we were not engaged to audit, review, or apply any procedures to the December 31, 2022 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2022 consolidated financial statements taken as a whole.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore

May 9, 2025

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

New York, New York

May 15, 2023

JOWELL GLOBAL LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023
ASSETS
Current Assets:
Cash	$2,184,920	$1,250,281
Accounts receivable	2,043,994	2,401,056
Accounts receivable - related parties	-	47,040
Advance to suppliers	485,282	3,506,432
Advance to suppliers - related parties	2,768,600	9,874,545
Inventories, net	8,341,596	8,198,402
Prepaid expenses and other current assets	1,808,015	1,384,758
Total current assets	17,632,407	26,662,514

Long-term investment	3,726,716	3,888,377
Property and equipment, net	286,329	681,942
Intangible assets, net	511,740	634,655
Right-of-use assets	2,330,048	2,019,300
Other non-current asset	882,604	895,775
Deferred tax assets	477,487	515,364
Total Assets	$25,847,331	$35,297,927

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term bank loan	$-	$423,567
Accounts payable	2,305,743	3,765,230
Accounts payable - related parties	70,258	194,818
Contract liabilities	2,332,037	2,309,957
Contract liabilities - related parties	40,000	47,059
Current portion of operating lease liabilities	702,457	942,989
Accrued expenses and other current liabilities	967,405	782,048
Due to related parties	925,100	528,472
Taxes payable	71,162	58,233
Total current liabilities	7,414,162	9,052,373

Non-current portion of operating lease liabilities	1,520,059	1,032,235
Total liabilities	8,934,221	10,084,608

Commitments and contingencies

Stockholders’ Equity
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,170,475 and 2,170,475 issued and outstanding at December 31, 2024 and 2023, respectively*	3,473	3,473
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at December 31, 2024 and 2023, respectively*	75	75
Additional paid-in capital	52,687,182	52,687,182
Statutory reserves	394,541	394,541
Accumulated deficit	(34,003,726)	(26,039,567)
Accumulated other comprehensive loss	(2,167,364)	(1,843,970)
Total Jowell Global Ltd. Stockholders’ Equity	16,914,181	25,201,734
Non-controlling interest	(1,071)	11,585
Total Stockholders’ Equity	16,913,110	25,213,319

Total Liabilities and Stockholders’ Equity	$25,847,331	$35,297,927

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2024	2023	2022
Net Revenues
Revenues – third-party	$132,963,671	$160,002,440	$209,821,251
Revenues – related party	17,860	6,853	160,055
Total Net Revenues	132,981,531	160,009,293	209,981,306

Operating Expenses:
Cost of revenues	(131,718,522)	(156,738,018)	(203,738,021)
Fulfillment expenses	(2,002,101)	(3,022,120)	(3,699,690)
Marketing expenses	(4,634,649)	(7,770,819)	(8,795,340)
General and administrative expenses	(2,715,578)	(3,368,761)	(5,788,952)
Total operating expenses	(141,070,850)	(170,899,718)	(222,022,003)

Loss From Operations	(8,089,319)	(10,890,425)	(12,040,697)

Other Income (Expenses), net
Interest expense	(29,721)	(76,049)	(117,070)
Investment loss	(169,125)	(493,970)	(29,203)
Other income, net	313,597	75,627	235,025
Other Income (expense), net	114,751	(494,392)	88,752

Loss Before Income Taxes	(7,974,568)	(11,384,817)	(11,951,945)

Income Taxes Expense (Benefit)	28,076	135,116	(420,164)
Net Loss	(8,002,644)	(11,519,933)	(11,531,781)

Less: net income(loss) attributable to non-controlling interest	(38,485)	(52,791)	4,599

Net Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(7,964,159)	$(11,467,142)	$(11,536,380)

Loss Per share – Basic and Diluted*	$(3.69)	$(5.38)	$(6.25)

Weighted Average Shares Outstanding – Basic and diluted*	2,170,475	2,140,863	1,847,222

Net Loss	$(8,002,644)	$(11,519,933)	$(11,531,781)

Other Comprehensive loss, net of tax
Foreign currency translation loss	(319,474)	(897,642)	(2,446,705)
Total Comprehensive loss	(8,322,118)	(12,417,575)	(13,978,486)

Less: comprehensive income (loss) attributable to non-controlling interest	(34,565)	(57,183)	3,695

Comprehensive Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(8,287,553)	$(12,360,392)	$(13,982,181)

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Common Stock		Preferred Stock		Additional Paid-in	Statutory	Retained Earnings (Accumulated	Accumulated Other Comprehensive	Total Jowell Global Ltd. Stockholders’	Noncontrolling	Total Stockholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserves	deficit)	Income (loss)	Equity	interest	Equity

Balance as of January 1, 2022	1,604,873	$2,568	46,875	$75	$40,827,231	$394,541	$(3,036,045)	$1,495,081	$39,683,451	$-	$39,683,451

Issuance of Ordinary Shares	487,912	781	-	-	9,882,459	-	-	-	9,883,240	-	9,883,240
Share-based compensation	40,000	64	-	-	1,847,862	-	-	-	1,847,926	-	1,847,926
Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	29,776	29,776
Net loss for the year	-	-	-	-	-	-	(11,536,380)	-	(11,536,380)	4,599	(11,531,781)
Foreign currency translation gain	-	-	-	-	-	-	-	(2,445,801)	(2,445,801)	(904)	(2,446,705)

Balance as of December 31, 2022	2,132,785	$3,413	46,875	$75	$52,557,552	$394,541	$(14,572,425)	$(950,720)	$37,432,436	$33,471	$37,465,907

Issuance of Ordinary Shares	34,594	55	-	-	(55)	-	-	-	-	-	-
Share-based compensation	3,096	5	-	-	129,685	-	-	-	129,690	-	129,690
Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	35,297	35,297
Net loss for the year	-	-	-	-	-	-	(11,467,142)	-	(11,467,142)	(52,791)	(11,519,933)
Foreign currency translation gain	-	-	-	-	-	-	-	(893,250)	(893,250)	(4,392)	(897,642)

Balance as of December 31, 2023	2,170,475	3,473	46,875	$75	$52,687,182	$394,541	$(26,039,567)	$(1,843,970)	$25,201,734	$11,585	$25,213,319

Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	21,909	21,909
Net loss for the year	-	-	-	-	-	-	(7,964,159)	-	(7,964,159)	(38,485)	(8,002,644)
Foreign currency translation gain	-	-	-	-	-	-	-	(323,394)	(323,394)	3,920	(319,474)
			-
Balance as of December 31, 2024	2,170,475	3,473	46,875	$75	$52,687,182	$394,541	$(34,003,726)	$(2,167,364)	$16,914,181	$(1,071)	$16,913,110

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	$(8,002,644)	$(11,519,933)	$(11,531,781)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	530,858	479,081	363,648
Loss from long-term investment	105,464	478,403	29,203
Allowance for credit losses	442,974	507,798	579,938
Reversal of credit losses	(778,768)	(338,660)	-
Loss form termination of right-of use assets	1,120,427	-	-
Amortization of right-of-use assets	1,443,556	1,305,386	1,557,714
Inventory provision(reversal)	235,674	(438,949)	1,102,119
Deferred income taxes	30,583	129,760	(420,514)
Share-based compensation	-	129,690	1,847,926
Property and equipment written off	96,947	49,855	-
Changes in operating assets and liabilities:
Accounts receivables	438,115	3,184,915	(1,661,261)
Accounts receivable - related Parties	46,782	232,236	161,460
Inventories	(501,890)	5,197,234	(3,074,027)
Advance to suppliers	3,219,853	18,070,744	(17,985,535)
Advance to suppliers - related parties	7,025,939	(9,924,991)	-
Prepaid expenses and other current assets	(447,774)	241,799	263,847
Accounts payables	(1,630,249)	(2,413,634)	1,715,092
Accounts payables - related parties	(122,836)	(1,572,497)	(101,225)
Contract liabilities	50,145	(15,711,320)	16,928,087
Operating lease liabilities	(2,628,688)	(1,241,153)	(1,696,455)
Taxes payable	13,915	(41,673)	64,380
Accrued expenses and other liabilities	101,801	(295,922)	(135,591)
Net cash provided by (used in) operating activities	790,184	(13,491,831)	(11,992,975)

Cash flows from investing activities:
Long-term investment in a noncontrolling entity	-	(25,473)	-
Purchase of intangible assets	(6,371)	(4,864)	(677,702)
Purchase of equipment	(117,590)	(12,046)	(660,488)
Net cash used in investing activities	(123,961)	(42,383)	(1,338,190)

Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares	-	-	9,883,240
Proceeds from short-term loans	-	425,731	2,530,929
Repayment of short-term loans	(421,248)	(2,412,477)	(2,530,929)
Proceeds from related party loans	403,249	353,761	55,529
Net cash provided by (used in) financing activities	(17,999)	(1,632,985)	9,938,769

Effect of exchange rate changes on cash and restricted cash	286,415	(300,622)	(1,139,229)

Net increase (decrease) in cash and restricted cash	934,639	(15,467,821)	(4,531,625)

Cash and restricted cash, beginning of year	1,250,281	16,718,102	21,249,727

Cash and restricted cash, end of year	$2,184,920	$1,250,281	$16,718,102
Reconciliation of cash and restricted cash to the consolidated balance sheets
Cash	2,184,920	1,250,281	13,718,102
Restricted cash	-	-	3,000,000
Total cash and restricted cash	$2,184,920	$1,250,281	$16,718,102

Supplemental disclosure information:
Cash paid for income tax	$103	$2,719	$-
Cash paid for interest	$29,721	$76,049	$117,070

Supplemental non-cash activities:
Cash paid in prior year for purchase of fixed assets	$11,919	$93,153	$-
Cash paid in prior year for purchase of intangible assets	$-	$-	$88,198
Lease liabilities arising from obtaining right-of-use assets	$2,907,612	$16,848	$34,090

The accompanying notes are an integral part of these consolidated financial statements.

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

Upon the reorganization, the Company has subsidiaries in countries and jurisdictions including PRC, Hong Kong and Cayman Islands. Details of the subsidiaries of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao and its subsidiaries	July 31, 2012	Shanghai, China	0 (VIE)	Online Retail
Shanghai Lianfu	April 13, 2023	Shanghai, China	100%	Live Stream Ecommerce
Baotou Juhaoyuan	September 5, 2024	Baotou China	55%	Trading

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

	December 31, 2024	December 31, 2023

Current assets	$17,497,021	$26,530,156
Total non-current assets	$8,214,924	$8,635,413
Total assets	$25,711,945	$35,165,569
Total current liabilities	$43,316,299	$42,847,427
Total non-current liability	$1,520,059	$1,032,235

	For the years ended December 31,
	2024	2023	2022

Revenue	$132,090,026	$160,009,293	$209,981,306
Operating expenses	$139,298,705	$170,094,956	$218,805,217
Net loss	$(7,120,033)	$(10,689,357)	$(8,338,701)

	For the years ended December 31,
	2024	2023	2022

Net cash provided by (used in) operating activities	$1,163,125	$(12,776,353)	$(11,849,660)
Net cash used in investing activities	$(123,961)	$(42,383)	$(1,426,388)
Net cash provided by (used in) financing activities	$(542,349)	$928,259	$9,635,309
Net increase (decrease) in cash	$902,910	$(12,127,610)	$(4,848,767)

Risks associated with the VIE structure

A significant part of the Company’s business is conducted through the VIEs, of which the Company is the ultimate primary beneficiary. The Company has been advised by its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company’s annual report are valid, binding and enforceable under the current laws and regulations of China. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including those that govern the contractual arrangements, which could limit the Company’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Company, their interest may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIEs depend on these individuals enforcing the contracts.  There is a risk that the benefits of ownership between the Company and the VIEs may not be aligned in the future.  Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

The Company’s operations depend on the VIEs to honour their contractual agreements with the Company and the enforceability, and therefore the benefits depend on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to be the ultimate primary beneficiary and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

The Company’s ability to be the ultimate primary beneficiary of the VIEs also depends on the Power of Attorney the shareholders have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes these Power of Attorney are legally enforceable but may not be as effective as direct equity ownership.

In addition, if the Company’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

●	revoke the business licenses and/or operating licenses of the Company;

●	confiscate any of the Company’s income that they deem to be obtained through illegal operations;

●	discontinue or place restrictions or onerous conditions on the Company’s operations;

●	place restrictions on the Company’s right to collect revenues;

●	shut down the Company’s servers or block the Company’s apps/websites;

●	require the Company to restructure the operations in such a way as to compel the Company to establish a new enterprise, re-apply for the necessary licenses or relocate the Company’s businesses, staff and assets;

●	impose additional conditions or requirements with which the Company may not be able to comply;

●	taking other regulatory or enforcement actions against the Company that could be harmful to the Company’s business; or

●	impose fines on the Group.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the VIE in the consolidated financial statements as it may lose the ability to exert control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIE. The Company, Jowell Tech, and Shanghai Jowell are essentially holding companies and do not have active operations as of December 31, 2024 and 2023. The Company, its subsidiaries, and VIE do not have any plan to distribute dividend or settle amounts owed under the VIE Agreements in the foreseeable future. The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE.

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

Cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. As of December 31, 2024 and 2023, the Company had no cash equivalents.

Restricted cash

Restricted cash represents required cash deposit as a part of collateral for the bank loan (see Note 10). The Company earns interest at a variable rate per month on this deposit. As of December 31, 2024 and 2023, the Company had restricted cash of nil and nil, respectively.

Accounts receivable, net of allowance for credit losses

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Accounts receivable is written off after all collection efforts have ceased. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment. As of December 31, 2024 and 2023, the allowance for credit losses for accounts receivable was $438,864 and $559,382, respectively. For the years ended December 31, 2024, 2023 and 2022, the recognized credit losses (reversed in collection) of ($113,345), $474,982 and ($11,631), respectively.

Inventories

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased, and has sole discretion in establishing prices for the goods to be sold. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss. Write down (reversal) of $235,674 ($438,949) and $1,102,119 were recorded in cost of revenues in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2024, 2023 and 2022, respectively.

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

The cost and related accumulated depreciation of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income.

Construction in progress

Construction in progress is comprised primarily of Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The fiscal years ended December 31, 2024 and 2023 the construction in progress assets were related to lease in improvement of manufacturing facilities for the Company. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction in progress is included in property and equipment and is amortized over the life of the related assets. During the years ended December 31, 2024 and 2023, the Company capitalized nil and nil of interest expense.

Intangible assets, net

Intangible assets consist primarily of customized software systems purchased from third-party vendors, used for accounting and business operation. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated useful economic life of 3 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairments of these assets as of December 31, 2024 and 2023.

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

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investment is recognized in the consolidated statements of operations and comprehensive income; and the Company’s share of post-acquisition movements in equity is recognized in equity in the consolidated balance sheets. Unrealized gains on transactions between the Company and an entity in which it has recorded an equity investment are eliminated to the extent of the Company’s interest in the entity. To the extent of the Company’s interest in the investment, unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an entity in which it has recorded an equity investment equals or exceeds the Company’s interest in the entity, it does not recognize further losses, unless it has incurred obligations or made payments on behalf of the equity investee.

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

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, short-term loan, due to related parties, accounts payable, trade notes payable, contract liabilities, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

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

The Company, through its subsidiary, leases its offices, which are classified as operating leases in accordance with Topic 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2024 and 2023.

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

The Company recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Company reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Company generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of December 31, 2024 and 2023, no return allowances were recorded.

The Company primarily sells cosmetic products, nutritional supplements and household products through online direct sales. The Company recognizes product revenues from the online direct sales on a gross basis as the Company is a principal because it controls the promised good or service before transferring it to a customer. The Company recognizes revenue when the title passes to customers after the customer signs for receipt. This control is determined by the following indicators 1) The Company is the primary obligor in the sales transaction and responsible for fulfilling the promise to provide the product and service. 2) The Company bears the inventory risk. The Company will first indemnify customers for product damages and then request reimbursements from suppliers if the suppliers are determined to be responsible for the damages. 3) The Company has discretion in establishing the prices and control over the entire transaction.

Other than revenue from online direct sales, the Company also earns service fees charged to third-party sellers for participating in the Company’s online marketplace, where the Company generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers. During the years ended December 31, 2024, 2023 and 2022, revenue from service fees were $316,607, $544,562 and $123,208, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in contract liabilities in the Company’s Consolidated Balance Sheets. As of December 31, 2024 and 2023, the Company had total contract liabilities of $2,372,037 and $2,357,016, respectively, which mainly represent the proceeds received for orders placed at end of each period, while the deliveries were accomplished at the beginning of the next periods, when they were recognized as revenue. The revenue subsequent recognized that was included in the contract liability balance at the beginning of the respective period was $1,910,872 and $1,787,159, respectively.

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

Fulfillment expenses

Fulfillment expenses consist primarily of expenses charged by third-party couriers for dispatching and delivering the Company’s products and rental expenses of leased warehouses. Shipping cost included in fulfillment costs amounted to $1,634,158, $1,932,398 and $2,074,452 for the years ended December 31, 2024, 2023 and 2022, respectively.

Marketing expenses

Marketing costs primarily consist of targeted online advertising, payroll and related expenses for personnel engaged in marketing and selling activities. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

Advertising costs, which consist primarily of online advertising and outdoor advertising, are expensed as incurred, Advertising cost included in marketing expense amounted to $ $235,495, $1,421,315 and $2,142,803 for the years ended December 31, 2024, 2023 and 2022, respectively.

Income taxes

The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company doesn’t believe that there were any uncertain tax positions as of December 31, 2024 and 2023, respectively.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2024 and 2023. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. As of December 31, 2024, the tax years ended December 31, 2019 through December 31, 2024 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Loss per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2024, 2023 and 2022, the Company had no potential common shares outstanding that could potentially dilute EPS in the future.

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

Concentrations

For the year ended December 31, 2024, one customer accounted for approximately 8.3% of the Company’s total sales. For the year ended December 31, 2023, one customer accounted for approximately 11.4% of the Company’s total sales. For the year ended December 31, 2022, one customer accounted for approximately 15.9% of the Company’s total sales.

For the year ended December 31, 2024, two major suppliers, accounted for approximately 26% and 16% of the total purchases. For the year ended December 31, 2023, three major suppliers, accounted for approximately 15%, 11% and 10% of the total purchases. For the year ended December 31, 2022, two major suppliers, accounted for approximately 14% and 12% of the total purchases. See Note 13 to the consolidated financial statements for additional information on related parities transactions.

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

As of December 31, 2024 and 2023, $2,184,920 and $1,250,281 of the Company’s cash were on deposit at financial institutions in the PRC. In PRC, a company’s deposits at one bank are insured for a maximum of RMB500,000 in the event of bank failure. In Hong Kong and Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance.

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

As an online retailer and retail platform, the Company’s operations in 2022 were not significantly negatively impacted by the pandemic. As the date of this report, the Chinese government has loosened its policy and there is no control measures due to COVID-19. However, the situation remains highly uncertain for any further outbreak or resurgence of the COVID-19 and new variants. It is therefore difficult for the Company to estimate the impact on our business or operating results that might be adversely affected by any further outbreak or resurgence of COVID-19 and new variants. We will continue to closely monitor the situation throughout 2025 and beyond.

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

The exchange rates in effect as of December 31, 2024 and 2023 were RMB1.00 for US$0.1391 and US$0.1412, respectively. The average exchange rates for the years ended December 31, 2024, 2023 and 2022 were RMB1.00 for US$0.1404, US$0.1419 and US$0.1489, respectively.

Recent accounting pronouncements

In September 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024.

In February 2024, the FASB issued ASU 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements”.The Board decided that the types of issues that it will consider through this project are changes to clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or cost to most entities. An explanation of why each amendment in this Update is being made is provided in the “Amendments to the FASB Accounting Standards Codification” section. Thus, there is no separate section for the Board’s basis for conclusions in this Update. These issues to remove references to various Concepts Statements and their proposed amendments were included in Section A (“Amendments to Remove References to the Concepts Statements”) of the 2019 proposed Accounting Standards Update, Codification Improvements. Sections B and C (“Amendments to Disclosure Sections of the Codification” and “Other Codification Improvements”) of that proposed Update were finalized in 2020.The issues in this Update are numbered as they were in the 2019 proposed Update. In some cases, the Board decided to revise the amendments in this Update from what was included in the 2019 proposed Update. Those changes were responsive to stakeholder feedback received on the 2019 proposed Update and, in many cases, resulted in more narrow changes than were proposed.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Board are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued.

The Company has evaluated pronouncements recently issued but not yet adopted. The adoption of these pronouncements is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3 – Liquidity

For the year ended December 31, 2024, the Company reported a net loss of approximately $8.0 million, and accumulated deficit of approximately $34.0 million.

The consolidated financial statements have been prepared on a going concern basis in view of the Company will be able to:

(a) obtain continued financial support from its related party or its ability to obtain external financing; or

(b) further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

Presently, the Company’s principal sources of liquidity are proceeds from its public offering, private placement, registered direct offering and revenue. As of December 31, 2024, the Company had cash of approximately $2.2 million and working capital of $10.3 million. $2.1 million of the cash were held by the VIE with banks and financial institutions inside China as the Company conducted its operations primarily through the consolidated VIE in China. With the uncertainty of the current market, management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of March 31, 2025, approximately $704 thousand, or 28%, of its accounts receivable balance as of December 31, 2024 were collected, and approximately $2.9 million or 76% of its advances to supplier balance as of December 31, 2024 were utilized.

For the Company’s operational strategy, in fiscal 2024, the Company continued focus on implementation of the Company’s business expansion plan in increase of its customer and distributor bases, products and brands promotions, and enhanced GMV quality. The management plans to take measures to reduce costs and gradually turn the company from the current loss into profit in next 1 to 2 years, such as reducing promotional expenses to increase gross profit, and reducing marketing expenses etc. In addition, in the future, (i) the Company’s Form F-3 registration was declared effective on August 31, 2022 (File No. 333-264109) and the Company may also seek equity financing from outside investors if necessary. (ii) expand new businesses and explore new channels, for instance, develop special channels for health care and wellness offline, develop online platforms such as red note and (iii) financial support from related parties.

Based on its current operating plan, management believes that the above-mentioned measures, including cash and restricted cash on hand of approximately $2.2 million, bank borrowing and equity financing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s consolidated financial statements are issued.

Note 4 – Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2024	December 31, 2023

Trade accounts receivable from third-parties	$2,482,858	$2,960,438
Trade accounts receivable from related parties	-	47,040
Subtotal	2,482,858	3,007,478
Less: allowance for credit losses	(438,864)	(559,382)
Accounts receivable, net	$2,043,994	$2,448,096

The movement of the allowance for credit losses was as follows:

	December 31, 2024	December 31, 2023

Balance as of the beginning of year	$559,382	$84,400
Additions charged to bad debt expense	442,974	507,798
Reversals when collected	(556,319)	(28,180)
Translation adjustments	(7,173)	(4,636)
Balance as of the end of year	$438,864	$559,382

Note 5 – Inventories, net

Inventory consisted of the following:

	December 31, 2024	December 31, 2023

Goods in transit	$2,406,357	$1,158,689
Finished goods	7,087,294	7,971,989
Less: allowance of obsolete inventories	(1,152,055)	(932,276)
Inventories, net	$8,341,596	$8,198,402

The movement of the allowance for doubtful accounts was as follows:

	December 31, 2024	December 31, 2023
Balance as of the beginning of year	$932,276	$1,405,588
Additions	235,674	(438,949)
Translation adjustments	(15,895)	(34,363)
Balance as of the end of year	$1,152,055	$932,276

Note 6 – Advance to suppliers, net

The Company makes periodic advances to its suppliers for product purchases in the normal course of business. Advances to suppliers consisted of the following:

	December 31, 2024	December 31, 2023

Advances for products purchasing from third-parties	$826,317	$4,076,231
Advances for products purchasing from related parties	2,768,600	9,874,545
Subtotal	3,594,917	13,950,776
Less: allowance for credit losses	(341,035)	(569,799)
Advance to suppliers, net	$3,253,882	$13,380,977

The following table presents movement in the allowance for credit losses:

	December 31, 2024	December 31, 2023

Balance as of the beginning of year	$569,799	$902,189
Reversals when collected	(222,449)	(310,480)
Translation adjustments	(6,315)	(21,910)
Balance as of the end of year	$341,035	$569,799

Note 7 – Property and equipment, net

Property and equipment, net, consisted of the following:

	December 31, 2024	December 31, 2023

Electronic equipment	$365,871	$356,691
Vehicles	110,791	146,033
Leasehold improvement	528,718	184,376
Office furniture	21154	948
Subtotal	1,026,534	688,048
Construction in progress	-	403,006
Less: accumulated depreciation	(740,205)	(409,112)
Property and equipment, net	$286,329	$681,942

Depreciation expense was $409,841, $275,011 and $109,900 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 8 – Intangible assets, net

Intangible assets, net consisted of the following:

	December 31, 2024	December 31, 2023

Software	$1,181,561	$1,192,788
Less: accumulated amortization	(669,821)	(558,133)
Intangible assets, net	$511,740	$634,655

Amortization expense was $121,017, $204,070 and $253,748 for the years ended December 31, 2024, 2023 and 2022, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2025	75,259
2026	75,260
2027	74,952
2028	71,566
2029	71,566
Thereafter	143,137
Total	$511,740

Note 9 – Long-term investment

On July 27, 2021, Shanghai Juhao, a variable interest entity of Jowell Global entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its then existing shareholders. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. After the investment, Hongrun had 9 shareholders, including Jiangsu Longrich Group Co., Ltd., the largest shareholder with 29.17% equity interest of Hongrun, is also a related party of the Company. Other 7 shareholders are unrelated parties accounting for 51.87% equity interest in Hongrun. Mr. Zhiwei Xu, then Chairman of the Board of Directors and then Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. According to the Article of Association of Hongrun, the Board of Directors of Hongrun has 5 members, among whom Mr. Zhiwei Xu and another Director is from Longrich Group, accounting for 40% voting rights of the Board. Accordingly, Longrich Group and the Company in aggregate cannot exercise control but has significant influence over Hongrun. Accordingly, Shanghai Juhao has been accounting for the investment under equity method. For the year ended December 31, 2024, the Company generated $105,464 investment loss from Hongrun and did not recognize any impairment losses for the long-term investments.

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

On March 28, 2023, Shanghai Juhao entered into a loan agreement with Shanghai Yangpu Kecheng Microfinance Co., Ltd. (“Kecheng”) to borrow RMB5 million (approximately $0.7 million) for working capital needs. Interest of the loan is 12% per annum. The loan is guaranteed by Jiangsu Longrich Group Co., Ltd., Shanghai Zhicheng Enterprise Management Co., Ltd. and Zhiwei Xu that Shanghai Juhao may borrow from Kecheng during the period of March 30, 2023 to September 30, 2023. After maturity, Shanghai Juhao applied for an extension from September 30, 2023 to September 30, 2024 and the principal and interest rate were not changed. As of December 31, 2023, the outstanding balance was RMB3,000,000 (equivalent of $423,567). In July 2024, Shanghai Juhao repaid this loan upon maturity.

Note 11 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2024	December 31, 2023

Customer security deposits (a)	$138,150	$166,914
Payroll payable	696,594	542,372
Other payables	132,661	72,762
Total	$967,405	$782,048

a.	The majority of customer security deposits are from distributors who make bulk purchases from the Company. The Company offers these customers favorable pricing but requires each of these customers to maintain a certain amount of security deposit to be a sales distributor. The deposits are interest-free and shall be returned to those customers when customers terminate their distribution relationship with the Company.

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

In aggregate, share-based compensation expense amounted to nil, $129,690 and $1,847,925 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital, which is RMB14 million (approx. $2 million) as of December 31, 2024. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2024 and 2023, the balance of statutory reserve were both $394,541.

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

The restricted net assets that include paid in capital and statutory reserve funds amounted to $45,106,851 and $45,106,851 as of December 31, 2024 and 2023, respectively.

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

Due to related parties:

The balance in due to related parties account amounted to $925,100 and $528,472 as of December 31, 2024 and 2023, respectively. These dues to related parties, subsidiaries of Longrich Group and Jowell Holdings Limited, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2024, the Company had five leases from its related party, subsidiaries of Longrich Group, which are controlled by a major shareholder of the Company. The Company is obligated to pay a quarter base rent under these lease agreements. See Note 14 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $37,414,302, $34,258,761 and $44,886,549 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the Company had accounts payable of $70,258 and $194,818 related to these purchases.

Related party sales:

The Company made sales to related parties controlled by a major shareholder of the Company, in the amount of $17,860, $6,853 and $160,055 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, the Company had accounts receivable of nil and $47,040 related to these sales.

Note 14 - Leases

Leases from related parties

In April 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 136 square meters to open Jowell Best Choice Store at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The Company renewed and extended this lease with new maturity date on December 31, 2025. The rental payments related to this lease were $13,817 and $11,637 for the years ended December 31, 2024 and 2023, respectively.

In April, 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 1,146 square meters for live stream base at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The Company renewed and extended this lease with new maturity date on February 2, 2024. The rental payments related to this lease were $64,145 and $73,465 for the years ended December 31, 2024 and 2023, respectively.

In August, 2021, the Company signed a three-year operating lease agreement with a subsidiary of Longrich Group to rent an office space with 3,956 square meters for Jowell Best Choice Store opening in Changshu City, Jiangsu Province. The lease term is from September 1, 2021 to August 31, 2024. On August 31, 2024, the Company renewed this lease agreement for four months and changed space to 2,851 square meters. The lease term is from September 1, 2024 to December 31, 2024. On December 31, 2024, the Company extended this lease with new maturity date on December 31, 2025. The rental payments related to this lease were $113,632 and $145,963 for the years ended December 31, 2024 and 2023, respectively.

The Company also entered into following lease agreements with its related parties controlled by a major shareholder of the Company, to lease warehouse and office spaces. The Company intend to continue these leases for the next two years.

On January 1, 2020, the Company entered into a one-year lease agreement with a subsidiary of Longrich Group to rent an office space of 700 square meters at Yangpu District, Shanghai, respectively. The lease term is from January 1, 2020 to December 31, 2020. The Company renewed and extended this lease with new maturity date on December 31, 2025. The rental payments related to these leases were $111,462, $93,874 and $98,483 for the years ended December 31, 2024, 2023 and 2022, respectively.

On January 1, 2020, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a warehouse space with 500 square meters at Jiangsu Diye Industrial District. On December 31, 2020, the Company renewed this lease agreement for another one-year term and the leased space is increased to 6,440 square meters. The lease was renewed and extended to maturity date on December 31, 2023. On December 31, 2023, the Company renewed this lease agreement for another one-year term and the leased space is decreased to 5,551 square meters. The lease term is from January 1, 2024 to December 31, 2024. On December 31, 2024, the Company renewed this lease agreement from January 1, 2025 to December 31, 2025 and the leased space is decreased to 3,621 square meters. The rental payments related to these leases were $226,552, $255,893 and $268,457 for the years ended December 31, 2024, 2023 and 2022, respectively.

On January 1, 2020, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 1,097 square meters at Longrich Industrial District. The Company renewed and extended this lease with a new maturity date on December 31, 2023. The rental payments related to this lease were $71,399 and $74,905 for the years ended December 31, 2023 and 2022, respectively. The Company didn’t renew from January 1, 2024.

On January 1, 2020, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 404 square meters in Changshu City, Jiangsu Province. On December 31, 2020, the Company renewed this lease agreement for another one-year term, respectively and the leased space is increased to 5,976 square meters. The lease was renewed and extended to a new maturity date on December 31, 2025. The rental payments related to this lease were $384,868, $388,964 and $408,062 for the years ended December 31, 2024, 2023 and 2022, respectively.

Leases from third parties

In March 2021, the Company signed a ten-year operating lease agreement with an individual to lease an office space with 738.70 square meters in Hangzhou City, Zhejiang Province. The lease term is from May 20, 2021 to May 19, 2031. The rental payments related to this lease were $74,536 and $190,283 for the years ended December 31, 2024 and 2023, respectively. On May 19, 2024, the lease agreement was terminated.

On June 15, 2021, the Company signed a three-year operating lease agreement with a third-party to lease an office space with 395 square meters in Urumchi City, Xinjiang Province. The lease term is from June 15, 2021 to June 14, 2023. The rental payments related to this lease were $19,133 and $43,793 for the years ended December 31, 2023 and 2022, respectively. The Company didn’t renew the lease after the term expired.

On May 28, 2021, the Company signed a two-years operating lease agreement with a third-party to lease 273.59 square meters for office space in Tianjin City. The lease term is from August 1, 2021 to March 1, 2023. The rental payments related to this lease were $5,196 and $32,707 for the years ended December 31, and 2023 and 2022, respectively. The Company didn’t renew the lease after the term expired.

On November 20, 2021, the Company signed a two-years operating lease agreement with a third-party to lease 230 square meters for office space in Guangzhou City. The lease term is from December 1, 2021 to March 1, 2023. The rental payments related to this lease were $6,691 and $42,118 for the years ended December 31, 2023 and 2022, respectively. The Company didn’t renew the lease after the term expired.

On December 20, 2021, the Company signed a two-years operating lease agreement with a third-party to lease 170.40 square meters for office space in Changchun City, Jilin Province. The lease term is from December 23, 2021 to December 22, 2023. The Company renewed and extended this lease with a new maturity date on February 20, 2026. The rental payments related to this lease were $16,671 and $16,848 for the years ended December 31, 2024 and 2023, respectively.

In March 2022, the Company signed a two-years operating lease agreement with a third-party to lease 210.23 square meters for office space in Zhengzhou City, Henan Province. The lease term is from March 8, 2022 to March 7, 2023. The rental payments related to this lease were $3,571 and $16,395 for the years ended December 31, 2023 and 2022, respectively. The Company didn’t renew the lease after the term expired.

In April 2022, the Company signed a two-years operating lease agreement with a third-party to lease 268 square meters for office space in Wuhan City, Hubei Province. The lease term is from April 26, 2022 to April 25, 2023. The rental payments related to this lease were $10,170 and $21,784 for the years ended December 31, 2023 and 2022, respectively. The Company didn’t renew the lease after the term expired.

Balance sheet information related to the operating lease is as follows:

	December 31, 2024	December 31, 2023
Operating lease assets:
Operating lease right-of-use asset – related party	$2,314,043	$814,717
Operating lease right-of-use asset – third-party	16,005	1,204,583
Total operating lease assets	$2,330,048	$2,019,300

Operating lease obligations:
Operating lease liabilities – related party	$2,222,516	$814,717
Operating lease liabilities – third-party	-	1,160,507
Total operating lease obligations	$2,222,516	$1,975,224

Current operating lease liabilities	$702,457	942,989
Non-current operating lease liabilities	1,520,059	1,032,235
Total operating lease obligations	$2,222,516	$1,975,224

The following table presents operating lease cost reported in the consolidated statements of operations and comprehensive loss related to the Company’s leases:

	December 31, 2024	December 31, 2023
Operating lease cost	$839,053	$1,316,073
Short-term lease cost	2,452,418	1,285,866
Total	$3,291,471	$2,601,939

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term	1.97 years	3.33 years
Weighted-average discount rate	3.6%	4.75%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2024:

12 months ending December 31,
2025	$767,735
2026	750,548
2027	716,175
2028	110,428
Total lease payments	2,344,886
Less: imputed interest	(122,370)
Total lease liabilities	$2,222,516

Note 15 – Taxes

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Jowell Global is incorporated in the Cayman Islands as an offshore holding company and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Jowell Tech is incorporated in Hong Kong as a holding company with no activities. Under Hong Kong’s two-tier tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits will be taxed at 8.25%, and the profits above HKD2 million will be taxed at 16.5%. Jowell Tech is not subject to income tax for 2024, 2023 and 2022 because it had no activities within the three years.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. Each of Shanghai Jowell and Shanghai Juhao is subject to income tax at unified rate of 25%.

The income taxes expense (benefit) consists of the following:

	For the years ended December 31,
	2024	2023	2022

Current income tax expense (benefit)	$(2,506)	$5,355	$350
Deferred income taxes expense (benefit)	30,582	129,761	(420,514)
Total	$28,076	$135,116	$(420,164)

Loss before provision for income taxes is attributable to the following geographic locations:

	For the years ended December 31,
	2024	2023	2022

PRC	$(7,378,833)	$(10,597,746)	$(8,944,657)
Cayman and Hong Kong	(595,735)	(787,071)	(3,007,288)
Total	$(7,974,568)	$(11,384,817)	$(11,951,945)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2024	2023	2022

China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	(1.9)%	(1.7)%	(6.3)%
Change of valuation allowance	(23.3)%	(24.2)%	(14.9)%
Non-deductible expenses-permanent difference	(0.2)%	(0.2)%	(0.3)%
Effective tax rate	(0.4)%	(1.2)%	3.5%

Components of deferred tax assets was as follows:

	December 31,	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforward	$7,230,751	$5,377,195
Inventory reserve	288,014	233,069
Allowance for credit losses	189,473	282,295
Valuation allowance on net operating loss	(7,230,751)	(5,377,195)
Total	$477,487	$515,364

On December 31, 2024, the Company has provided full valuation allowance on deferred tax assets for net operating loss that the Company estimated unrealizable in the foreseeable future due to expected future operating loss in certain entities. As of December 31, 2024 and 2023, the valuation allowance was $7,230,751 and $5,377,195, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Taxes Payable

The Company’s taxes payable consists of the following:

	December 31, 2024	December 31, 2023

VAT tax payable	$15,579	$9,407
Income tax payable	-	2,623
Other taxes payable	55,583	46,203
Total	$71,162	$58,233

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

The significant segment expenses are consistent with those reported on the consolidated financial statements of operations and comprehensive loss and include cost of revenues, fulfillment expenses, marketing expenses and general and administrative expenses. For significant segment expenses incurred during the years ended December 31, 2024, 2023 and 2022, refer to Consolidated Statements of Operations and Comprehensive Loss.

The following table presents revenue by major merchandise categories for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the years ended December 31,
	2024	2023	2022
Cosmetic products (a)	$36,338,218	$55,068,409	$99,282,495
Health and nutritional supplements (b)	33,571,779	22,612,877	39,948,764
Household products (c)	62,754,927	81,783,445	70,626,839
Others	316,607	544,562	123,208
Total	$132,981,531	$160,009,293	$209,981,306

(a)	Cosmetic products mainly include products of lotion, skin care, oral care, shampoo, soap and fragrance.

(b)	Health and nutritional supplements are health care supplements such as vitamins, edible fungus, functional capsules, etc.

(c)	Household Products are consumer products, which mainly includes functional shoes, smartphones, cooking pot and tampons.

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s merchandises are sold in PRC.

Note 17 – Commitments

Non-cancellable operating leases within one year

The following table sets forth our contractual obligations as of December 31, 2024:

	Total	2025	2026
Operating lease commitments under lease agreements	$6,381	$5,599	$782

Note 18 – Subsequent events

The Company has evaluated events subsequent to the balance sheet date of December 31, 2024 through May 9, 2025, the issuance of the consolidated financial statement and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

Note 19 – Condensed financial information of the parent company

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

As of December 31, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

JOWELL GLOBAL LTD.

PARENT COMPANY BALANCE SHEETS

Note 19 – Condensed financial information of the parent company (Continued)

	As of December 31,
	2024	2023
ASSETS
Current assets:
Cash	$20,661	$3,600
Due from VIE	2,754,618	3,045,528
Non-current assets
Investment in subsidiaries and VIE	20,577,070	28,283,774

Total assets	$23,352,349	$31,332,902

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Due to VIE	$5,909,287	5,909,287
Accounts payable	211,000	-
Other payable	96,000	-
Due to related parties	221,881	$221,881
Total liabilities	6,438,168	6,131,168

STOCKHOLDERS’ EQUITY
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,170,475 and 2,170,475 issued and outstanding at December 31, 2024 and 2023, respectively	3,473	3,473
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at December 31, 2024 and 2023, respectively	75	75
Additional paid-in capital	52,687,182	52,687,182
Statutory reserve	394,541	394,541
Accumulated deficit	(34,003,726)	(26,039,567)
Accumulated other comprehensive loss	(2,167,364)	(1,843,970)
Total stockholders’ equity	16,914,181	25,201,734

Total liabilities and stockholders’ equity	$23,352,349	$31,332,902

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Note 19 – Condensed financial information of the parent company (Continued)

	For the Years Ended December 31,
	2024	2023	2022

GENERAL AND ADMINISTRATIVE EXPENSES	$(579,382)	$(596,098)	$(2,926,245)
OTHER INCOME	(1,466)	-	-
EQUITY IN LOSS OF SUBSIDIARIES AND VIE	(7,421,796)	(10,923,835)	(8,605,535)

NET LOSS	(8,002,644)	(11,519,933)	(11,531,781)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(319,474)	(897,642)	(2,446,705)
COMPREHENSIVE LOSS	$(8,322,118)	$(12,417,575)	$(13,978,486)

	For the Years Ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,002,644)	$(11,519,933)	$(11,531,781)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	-	129,690	1,847,926
Equity in losses of subsidiaries and VIE	7,421,796	10,923,835	8,605,535
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	-	-	103,790
Accounts payable	211,000	-	-
Other payable	96,000	-	-
Net cash used in operating activities	(273,848)	(466,408)	(974,530)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from subsidiaries and VIE	290,910	109,959	829,619
Investment in subsidiaries and VIE	-	-	(9,610,000)
Net cash provided by (used in) investing activities	290,910	109,959	(8,780,381)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Ordinary Shares	-	-	9,883,241
Proceeds from related party loans	-	190,500	31,381
Net cash provided by financing activities	-	190,500	9,914,622

CHANGES IN CASH	17,062	(165,949)	159,711

CASH, beginning of year	3,600	169,549	9,838

CASH, end of year	$20,662	$3,600	$169,549