Form 20-F
period 2025-12-31
Jowell Global Ltd.
filed 2026-04-30
CIK 1805594

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

+ (86) 21 6566-5306

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

As of December 31, 2025, there were 2,376,131 ordinary shares issued and outstanding, par value US$0.0016 per share.

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

Unless indicated otherwise, references to:

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this report only.

●	“EIT” are to PRC enterprise income tax;

●	“Jowell Global,” “we,” “us,” “our company,” and “our” are to Jowell Global Ltd., a Cayman Islands exempted company with limited liability, and its subsidiary and consolidated entity;

●	“Jowell Tech” or “Jowell HK” are to Jowell Technology Limited, which was incorporated under the laws of Hong Kong on June 24, 2019 and is a wholly owned subsidiary of Jowell Global;

●	“MOFCOM” are to the Ministry of Commerce of the PRC;

●	“Ordinary Share(s)” are to our ordinary shares with a par value of US$0.0016 per share;

●	“Preferred Share(s)” are to our preferred shares with a par value of US$0.0016 per share;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“SAFE” are to the State Administration of Foreign Exchange;

●	“Shanghai Jowell” and “WFOE” are to Shanghai Jowell Technology Co., Ltd. a wholly foreign-owned entity (“WFOE”) incorporated by Jowell Tech under the laws of the People’s Republic of China on October 15, 2019;

●	“Shanghai Juhao” are to Shanghai Juhao Information Technology Co., Ltd., incorporated on July 31, 2012 under the laws of the People’s Republic of China, which is our variable interest entity that carries out our main business operations in China;

●	“Shanghai Lianfu” are to Shanghai Lianfu Information Technology Co., Ltd., incorporated on April 13, 2023 under the laws of the People’s Republic of China, which is a wholly owned subsidiary of WFOE.

●	“Baotou Juhaoyuan” are to Baotou Juhaoyuan Trading Co., Ltd., incorporated on September 5, 2024 under the laws of the People’s Republic of China, which is 55% owned subsidiary of WFOE and was deregistered on August 28, 2025.

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States; and

●	“VIE” are to variable interest entity.

Our business is primarily conducted in China, an all of our revenues are received and denominated in RMB. RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On December 31, 2025, the exchange rate was RMB 1 to $0.1423 which is the intermediate exchange rate announced by the People’s Bank of China.

We completed an initial public offering of our ordinary shares at an initial offering price of US$7.00 per share on March 19, 2021, which is prior to the 1 for 16 share consolidation/reverse stock split of the ordinary shares and preferred shares of the Company in October 2023. Our ordinary shares, par value US$0.0016 per share currently, are traded on the Nasdaq Capital Market under the symbol “JWEL”.

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

There are legal and operational risks associated with being based in and having our operations in China. In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China or the CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that (i) cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review and (ii) critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. On February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023 and provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making an overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and completes such offering or listing before September 30, 2023 is considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any of the material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report thereof to the CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market. As of the date of this report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list and trade on a U.S. or other foreign exchange other than the filing requirement with CSRC within three business days after we make any oversea securities offering under New Overseas Listing Rules. As advised by our PRC counsel, Jiangsu Yiyou Tianyuan Law Firm, our offerings will be subject to the New Overseas Listing Rules. However, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. Any change in foreign investment regulations, and other policies in China or related enforcement actions by China government could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless.

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

Selected Condensed Consolidated Financial Schedule of the Company and Its Subsidiaries and VIE

Set forth below is selected consolidating statements of loss and cash flows for the years ended December 31, 2025 and 2024 and selected balance sheet information as of December 31, 2025 and 2024 showing financial information for the Company (excluding the VIE), the VIE, eliminating entries and consolidated information.

FOR THE YEAR ENDED DECEMBER 31, 2025

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Cash	59,533	11,334	-		70,867	2,361,561	308,407	-		2,669,968	-		2,740,835
Other receivable - intercompany	-	2,835,000	-		2,835,000	5,909,287	-	-		5,909,287	(8,744,287	)(e2)	-
Other receivable - VIE	2,315,853	-	-		2,315,853	33,438,675	-	(33,438,675	)(b)(e1)	-	(2,315,853	)(e3)	-
Total current assets	2,375,386	2,846,334	-		5,221,720	42,426,759	12,861,763	(33,438,675)		21,849,847	(11,060,140)		16,011,427
Investment in subsidiaries and VIE	18,178,437	32,512,012	(30,833,313	)(a)	19,857,136	55,273	-	(55,273	)(d)	-	(19,857,136	)(c)	-
Total Assets	20,553,823	35,358,346	(30,833,313)		25,078,856	42,482,032	18,740,502	(33,493,948)		27,728,586	(30,917,276)		21,890,166
Other payable - intercompany	-	4,414,233	-		4,414,233	-	39,981,143	(61,956,806	)(e1)	(21,975,663)	17,561,430	(c)(e3)	-
Other payable - VIE	5,909,287	-	-		5,909,287	-	-	-		-	(5,909,287	)(e)	-
Total current liabilities	9,099,530	4,525,033	-		13,624,563	(87,387)	46,322,309	(61,956,806)		(15,721,884)	11,652,143		9,554,822
Total liabilities	9,099,530	4,525,033	-		13,624,563	(87,387)	47,203,360	(61,956,806)		(14,840,833)	11,652,143		10,435,873
Total Jowell Global Ltd. Stockholders’ Equity	11,454,293	30,833,313	(30,833,313	)(a)	11,454,293	11,454,293	(28,462,858)	28,462,858	(b)	42,569,419	(42,569,419	)(c)	11,454,293
Noncontrolling interest	-	-	-		-	-	-	-		-	-		-
Total Equity	11,454,293	30,833,313	(30,833,313)		11,454,293	11,454,293	(28,462,858)	28,462,858		42,569,419	(42,569,419)		11,454,293
Total Liabilities and Equity	20,553,823	35,358,346	(30,833,313)		25,078,856	42,482,032	18,740,502	(33,493,948)		27,728,586	(30,917,276)		21,890,166

(a)	to eliminate holding company’s investment of subsidiaries outside PRC.
(b)	to eliminate receivable as result of contractual agreement between WFOE and VIE.
(c)	to eliminate holding company’s investment in WFOE.
(d)	to eliminate WFOE’s investment in VIE.
(e)	to eliminate intercompany balances:

Due from	Due to	Amount
(1) WFOE	VIE	$61,956,806	intercompany balances as a result of intercompany revenue
(2) WFOE	JWEL and HK Subsidiary	$8,744,287	intercompany balance
(3) JWEL and HK Subsidiary	VIE	$2,315,853	intercompany balance

FOR THE YEAR ENDED DECEMBER 31, 2025

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Total Net Revenues	-	$3,465,108	-		$3,465,108	$13,757,999	$161,535,971	$(13,757,999	)(d)	$161,535,971	-		$165,001,079
Operating Expenses:	(1,049,101)	(3,463,088)	-		(4,512,189)	(15,289,617)	(163,977,758)	13,757,999	(d)	(165,509,376)	-		(170,021,565)
Loss From Operations	(1,049,101)	2,020	-		(1,047,081)	(1,531,618)	(2,441,787)	-		(3,973,405)	-		(5,020,486)
Other Income (Expense), net	(1,615)	(2,742)	-		(4,357)	3,325	(778,427)	-		(775,102)	-		(779,459)
Income Taxes Expense	-	(1)	-		(1)	-	(478,480)	-		(478,480)	-		(478,481)
Loss from VIE	-	-	-		-	(3,698,694)	-	3,698,694	(b)	-	-		-
Loss from subsidiaries	(5,227,710)	(5,226,987)	5,226,987	(a)	(5,227,710)	-	-	-		-	5,227,710	(c)	-
Net income (loss)	(6,278,426)	(5,227,710)	5,226,987		(6,279,149)	(5,226,987)	(3,698,694)	3,698,694		(5,226,987)	5,227,710		(6,278,426)
Less: net loss attributable to noncontrolling interest	-	-	-		-	-	1,078	-		1,078	-		1,078
Net loss attributable to Ordinary Shareholders of Jowell Global Ltd.	$(6,278,426)	$(5,227,710)	$5,226,987		$(6,279,149)	$(5,226,987)	$(3,699,772)	$3,698,694		$(5,228,065)	$5,227,710		$(6,279,504)

(a)	to eliminate net loss by HK subsidiary.
(b)	to eliminate net loss by WFOE.
(c)	to eliminate net loss by JWEL.
(d)	to eliminate revenue and expenses for services provided by the WFOE to VIE.

FOR THE YEAR ENDED DECEMBER 31, 2025

	JWEL	HK subsidiary	Elimination	Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Net cash provided by (used in) operating activities	$(460,393)	$(723)	-	$(461,116)	$(571,148)	$(498,177)	-		$(1,069,325)	-		$(1,530,441)
Net cash provided by (used in) investing activities	(2,061,235)	(2,504,000)	-	(4,565,235)	541,860	(12,413)	(541,860	)(a)(b)	(12,413)	4,565,235	(c)	(12,413)
Net cash provided by (used in) financing activities	2,560,500	2,500,000	-	5,060,500	2,370,904	(1,433,001)	541,860	(a)(b)	1,479,763	(4,549,241	)(c)	1,991,022
Effect of exchange rate changes on cash	-	-	-	-	15,682	108,060	-		123,740	(15,994	)(c)	107,746
Net increase in cash and restricted cash	38,872	(4,723)	-	34,149	2,357,298	(1,835,531)	-		521,765	-		555,914
Cash, beginning of year	20,661	16,057	-	36,718	4,264	2,143,937	-		2,148,202	-		2,184,920
Cash, end of year	$59,533	$11,334	$-	$70,867	$2,361,562	$308,406	$-		$2,669,967	$-		$2,740,834

(a)	to eliminate WFOE’s investment in VIE
(b)	to eliminate intercompany borrowing between WFOE and VIE
(c)	to eliminate HK subsidiary investment in WFOE

FOR THE YEAR ENDED DECEMBER 31, 2024

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Cash	20,661	16,057	-		36,718	4,264	2,143,938	-		2,148,202	-		2,184,920
Other receivable - intercompany	-	2,835,000	-		2,835,000	5,909,287	-	-		5,909,287	(8,744,287	)(e2)	-
Other receivable - VIE	2,754,618	-	-		2,754,618	29,753,629	-	(29,753,629	)(b)(e1)	-	(2,754,618	)(e3)	-
Total current assets	2,775,279	2,851,057	-		5,626,336	35,761,584	17,497,021	(29,753,629)		23,504,976	(11,498,905)		17,632,407
Investment in subsidiaries and VIE	20,577,070	27,832,091	(26,154,115	)(a)	22,255,046	47,090	-	(47,090	)(d)	-	(22,255,046	)(c)	-
Total Assets	23,352,349	30,683,148	(26,154,115)		27,881,382	35,808,674	25,711,945	(29,800,719)		31,719,900	(33,753,951)		25,847,331
Other payable - intercompany	-	4,418,233	-		4,418,233	-	36,711,408	(48,924,061	)(e1)	(12,212,653)	7,794,4208	(c)(e3)	-
Other payable - VIE	5,909,287	-	-		5,909,287	-	-	-		-	(5,909,287	)(e)	-
Total current liabilities	6,438,168	4,529,033	-		10,967,201	169,590	43,316,299	(48,924,061)		(5,438,172)	1,885,133		7,414,162
Total liabilities	6,438,168	4,529,033	-		10,967,201	169,590	44,836,358	(48,924,061)		(3,918,113)	1,885,133		8,934,221
Total Jowell Global Ltd. Stockholders’ Equity	16,914,181	26,154,115	(26,154,115	)(a)	16,914,181	35,639,084	(19,123,342)	19,123,342	(b)	35,639,084	(35,639,084	)(c)	16,914,181
Noncontrolling interest	-	-	-		-	-	(1,071)	-		(1,071)	-		(1,071)
Total Equity	16,914,181	26,154,115	(26,154,115)		16,914,181	35,639,084	(19,124,413)	19,123,342		35,638,013	(35,639,084)		16,913,110
Total Liabilities and Equity	23,352,349	30,683,148	(26,154,115)		27,881,382	35,808,674	25,711,945	(29,800,719)		31,719,900	(33,753,951)		25,847,331

(a)	to eliminate holding company’s investment of subsidiaries outside PRC.
(b)	to eliminate receivable as result of contractual agreement between WFOE and VIE.
(c)	to eliminate holding company’s investment in WFOE.
(d)	to eliminate WFOE’s investment in VIE.
(e)	to eliminate intercompany balances:

Due from	Due to	Amount
(1) WFOE	VIE	$48,924,061	intercompany balances as a result of intercompany revenue
(2) WFOE	JWEL and HK Subsidiary	$8,744,287	intercompany balance
(3) JWEL and HK Subsidiary	VIE	$2,754,618	intercompany balance

FOR THE YEAR ENDED DECEMBER 31, 2024

	JWEL	HK subsidiary	Elimination		Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Total Net Revenues	$-	$891,505	$-		$891,505	$3,677,603	$132,090,026	$(3,677,603	)(d)	$132,090,026	$-		$132,981,531
Operating Expenses:	(579,382)	(904,040)	-		(1,483,422)	(3,966,326)	(139,298,705)	3,677,603	(d)	(139,587,428)	-		(141,070,850)
Income From Operations	(579,382)	(12,535)	-		(591,917)	(288,723)	(7,208,679)	-		(7,497,402)	-		(8,089,319)
Other Income (Expense), net	(1,466)	(2,352)	-		(3,818)	1,847	116,722	-		118,569	-		114,751
Income Taxes Expense	-	-	-		-	-	(28,076)	-		(28,076)	-		(28,076)
Loss from VIE	-	-	-		-	(7,120,033)	-	7,120,033	(b)	-	-		-
Loss from subsidiaries	(7,421,796)	(7,406,909)	7,406,909	(a)	(7,421,796)	-	-	-		-	7,421,796	(c)	-
Net loss	(8,002,644)	(7,421,796)	7,406,909		(8,017,531)	(7,406,909)	(7,120,033)	7,120,033		(7,406,909)	7,421,796		(8,002,644)
Less: net loss attributable to noncontrolling interest	-	-	-		-	-	(38,485)	-		(38,485)	-		(38,485)
Net loss attributable to Ordinary Shareholders of Jowell Global Ltd.	$(8,002,644)	$(7,421,796)	$7,406,909		$(8,017,531)	$(7,406,909)	$(7,081,548)	$7,120,033		$(7,368,424)	$7,421,796		$(7,964,159)

(a)	to eliminate net loss by HK subsidiary.
(b)	to eliminate net loss by WFOE.
(c)	to eliminate net loss by JWEL.
(d)	to eliminate revenue and expenses for services provided by the WFOE to VIE.

FOR THE YEAR ENDED DECEMBER 31, 2024

	JWEL	HK subsidiary	Elimination	Total outside PRC	WFOE	VIE	Elimination		Total inside PRC	Elimination		Consolidated

Net cash provided by (used in) operating activities	$(273,849)	$(14,886)	$-	$(288,735)	$(84,206)	$1,163,125	$-		$1,078,919	$-		$790,184
Net cash provided by (used in) investing activities	290,910	26,000	-	316,910	133,011	(123,961)	(133,011	)(a)(b)	(123,961)	(316,910	)(c)	(123,961)
Net cash provided by (used in) financing activities	-	-	-	-	238	(542,349)	133,011	(a)(b)	(409,100)	391,101	(c)	(17,999)
Effect of exchange rate changes on cash	-	-	-	-	(45,489)	406,095	-		360,606	(74,191	)(c)	286,415
Net decrease in cash and restricted cash	17,061	11,114	-	28,175	3,554	902,910	-		906,464	-		934,639
Cash and restricted cash, beginning of year	3,600	4,943	-	8,543	711	1,241,027	-		1,241,738	-		1,250,281
Cash, end of year	$20,661	$16,057	$-	$36,718	$4,265	$2,143,937	$-		$2,148,202	$-		$2,184,920

(a)	to eliminate WFOE’s investment in VIE
(b)	to eliminate intercompany borrowing between WFOE and VIE
(c)	to eliminate HK subsidiary investment in WFOE

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

Historically, a substantial part of our supplies came from the Longrich Group, a related party. For the years ended December 31, 2023 and 2024, the Longrich Group accounted for approximately 20% and 26% of the total purchases, respectively. For the year ended December 31, 2025, Longrich Group accounted for approximately 89% of our total purchases. Longrich Group is controlled by Mr. Zhiwei Xu, a major shareholder of the Company.

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

Our Board of Directors has authorized the Audit Committee to review and approve all related-party transactions. We rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and these transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

We rely on a limited number of vendors, and the loss of our significant vendor could harm our business, and the loss of any one of such vendors could have a material adverse effect on our business.

We consider our major vendors to be those vendors that accounted for more than 10% of overall purchases in any given fiscal period. For the year ended December 31, 2025, one major supplier, the Longrich Group, accounted for approximately 89% of the total purchases. For the year ended December 31, 2024, two major suppliers, the Longrich Group and a third-party supplier, accounted for approximately 26% and 16% of the total purchases, respectively. We have not entered into long-term contracts with this significant vendor and instead rely on individual orders with such vendor. Although we believe that we can locate replacement vendors readily on the market for prevailing prices, any difficulty in replacing a vendor on terms acceptable to us could negatively affect our performance to the extent it results in higher prices or a slower supply chain. If we lose any or all of them, or any of them increase the prices or change the terms of the business they do with us, our sales may be adversely affected.

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

We incurred net losses for the years ended December 31, 2025 and 2024 and may not be able to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations. As a result, we may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We had incurred a net loss of $6.3 million and a net loss of $8.0 million in fiscal years of 2025 and 2024, respectively. We cannot assure you that we will be able to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to develop new business, attract clients and partners and further enhance and develop our services and other product offerings. These efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We can offer no assurance that we will operate profitably or that we will generate positive cash flow in the next twelve months, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

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

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our normal daily operations;

●	difficulties in successfully incorporating licensed or acquired technology and rights into our platform and products;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing business; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

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

In recent years, there have been outbreaks of epidemics in various countries, including China. Beginning in late 2019, there was an outbreak of a novel strain of coronavirus (COVID-19) which spread quickly to many parts in China, the U.S. and globally In March 2020, the World Health Organization declared COVID-19 a pandemic. The epidemic resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in China and in the U.S. Starting from March 2020, businesses in China began to reopen, and the interruptions to businesses were gradually removed. However, due to the outbreak of Omicron variant in many cities in China, including Xi’an, Hong Kong, Shanghai, Guangzhou and Suzhou, local governments have imposed restrictions and quarantine requirements with travel restrictions and temporary closure of office buildings and facilities, and the employees at our Shanghai office worked from home from March 30, 2022 to June 1, 2022. In early December 2022, Chinese government eased the strict control measure for COVID-19, which led to surge in increased infections and caused disruption in our business operations in December 2022 and January 2023.

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

On February 15, 2022, Cybersecurity Review Measures published by Cyberspace Administration of China, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration became effective, which provides that (i) cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review and (ii) critical Information Infrastructure Operators (“CIIOs”) that intend to purchase internet products and services and Online Platform Operators engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. On September 24, 2024, the State Council published the Administration Measures for Cyber Date Security, or the “Cyber Data Security Measure”, which requires cyber data processors to file a national security review if their cyber data processing activities affect or may affect national security. On February 24, 2023, the CSRC released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023 provide that a domestic company that seeks to offer and list its securities in a overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. On July 7, 2022, CAC promulgated the Measures for the Security Assessment of Data Cross-border Transfer, effective on September 1, 2022, which requires the data processors to apply for data cross-border security assessment coordinated by the CAC under the following circumstances: (i) any data processor transfers important data to overseas; (ii) any critical information infrastructure operator or data processor who processes personal information of over 1 million people provides personal information to overseas; (iii) any data processor who provides personal information to overseas and has already provided personal information of more than 100,000 people or sensitive personal information of more than 10,000 people to overseas since January 1st of the previous year; and (iv) other circumstances under which the data cross-border transfer security assessment is required as prescribed by the CAC. As confirmed by our PRC counsel Jiangsu Yiyou Tianyuan Law Firm, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”) under these new measures, because the data processing activities by the VIE do not affect national security and we don’t transfer customer personal data out of China. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirements in the future.

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

Our auditor, Enrome LLP, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to PCAOB inspections to assess its compliance with the applicable professional standards. Enrome is not subject to the determinations announced by the PCAOB on December 16, 2021. However, there are uncertainties and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction or any other reasons, the lack of inspection could cause the trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act and related regulations, and as a result Nasdaq may delist our securities. If our securities are unable to be listed on another securities exchange, such a delisting would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares. Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our ordinary shares on Nasdaq, which could materially impair the market for and market price for our securities.

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

Our online platform, operated by the VIE Shanghai Juhao, may be deemed to be providing commercial internet content-related services and online data processing and transaction processing services, which would require Shanghai Juhao to obtain an Electronic Data Interchange (EDI) License. Each of EDI Licenses is under the category of value-added telecommunications business operating licenses, or VATS License. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunications service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. According to the recent practice in China, if any commercial internet content-related service or online data processing and transaction processing service is to be carried out via mobile apps, such mobile apps are required to be registered on the VATS License of the operator of such mobile apps. Our Juhao mobile app has been registered on the VATS License held by Shanghai Juhao. However, Shanghai Juhao did not apply for a value-added telecommunications business license until 2017 as its business operations were small and service fees generated by third-party stores were immaterial for the Company. Although our PRC counsel believes that it is unlikely such operation without appropriate license will be considered as a material violation of the applicable regulation and that the possibility that the Company be penalized is remote due to the immaterial amount generated from the valued-added telecommunication business, if there is any enforcement action by government agencies due to such violation which affects our eligibility of existing license or future license application, it may significantly disrupt our business, subject us to sanctions, enforcement, or have other harmful effects on our operation and financial conditions.

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

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “New Overseas Listing Rules”) with five interpretive guidelines, which took effect on March 31, 2023. The New Overseas Listing Rules require Chinese domestic enterprises to complete filings with relevant governmental authorities and report related information under certain circumstances, such as: a) an issuer making an application for initial public offering and listing in an overseas market; b) an issuer making a subsequent overseas securities offering after having been listed on an overseas market; c) a domestic company seeking an overseas direct or indirect listing of its assets through single or multiple acquisition(s), share swap, transfer of shares or other means. According to the Notice on Arrangements for Overseas Securities Offering and Listing by Domestic Enterprises, published by the CSRC on February 17, 2023, a company that (i) has already completed overseas listing or (ii) has already obtained the approval for the offering or listing from overseas securities regulators or exchanges but has not completed such offering or listing before effective date of the new rules and also completes the offering or listing before September 30, 2023 is considered as an existing listed company and is not required to make any filing until it conducts a new offering in the future. Furthermore, upon the occurrence of any material events specified below after an issuer has completed its offering and listed its securities on an overseas stock exchange, the issuer shall submit a report to CSRC within 3 working days after the occurrence and public disclosure of the event: (i) change of control; (ii) investigations or sanctions imposed by overseas securities regulatory agencies or other competent authorities; (iii) change of listing status or transfer of listing segment; or (iv) voluntary or mandatory delisting. The New Overseas Listing Rules stipulate the legal consequences to the companies for breaches, including failure to fulfill filing obligations or filing documents having false statement or misleading information or material omissions, which may result in administrative penalties such as order to rectify, warnings and a fine ranging from RMB1 million to RMB10 million, and in cases of severe violations, the controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines and may be barred from entering the securities market.

Our PRC counsel has advised us based on their understanding of the current PRC laws, rules and regulations relating to the CSRC’s filing requirements, we are required to file with CSRC for our offering. Given the current PRC regulatory environment, it is uncertain when and whether we and our PRC subsidiaries will be required to obtain other permissions or approvals from the PRC government to list on U.S. exchanges in the future, and even if and when such permissions or approvals are obtained, whether they will be denied or rescinded. If we or any of our PRC subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. Our executive officers, directors and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and have received stock awards from the Company are subject to these regulations. To our knowledge, certain officers, directors and employees of the Company who have received stock award and are also PRC residents, have not completed their SAFE registration yet. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “4.B. Regulation—Regulations on Stock Incentive Plans.”

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	our principal shareholders are not required to comply with Section 16 of the Exchange Act requiring to file public reports of their share ownership and trading activities and our officers and directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act

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

We may fail to meet continued listing requirements on the NASDAQ Capital Market and our ordinary shares may be delisted from the NASDAQ Stock Market (“NASDAQ”)

Our ordinary shares are currently listed on the Nasdaq Capital Market. The NASDAQ Stock Market LLC has requirements that a company must meet in order to remain listed on NASDAQ. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our ordinary shares. On December 29, 2022, the Company received a letter from the Nasdaq Stock Market (“Nasdaq”) notifying the Company that, because the closing bid price for the Company’s ordinary shares listed on Nasdaq was below $1.00 for 30 consecutive trading days, the Company no longer meets the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Marketplace Rule 5550(a)(2), which requires a minimum bid price of $1.00 per share (the “Minimum Bid Price Requirement”).

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

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based upon our current and expected income and assets, including goodwill, and the value of our ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and we do not expect to be a PFIC for the foreseeable future. However, there can be no assurance that we will not be a PFIC for the current taxable year. In addition, there can be no assurance that we will not be a PFIC for any future taxable year. PFIC status is a factual determination that must be tested each taxable year and will depend on the composition of our assets and income in each such taxable year.

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

This, however, will not affect market transactions of the Ordinary Shares purchased from the market. Where the Ordinary Shares are listed on a stock exchange, the Ordinary Shares may be transferred without the need for a written instrument of transfer, if the transfer is carried out in accordance with the rules of the stock exchange and other requirements applicable to the Ordinary Shares listed on the stock exchange.

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

Mr. Zhiwei Xu, our largest shareholder currently beneficially owns 340,654 outstanding Ordinary Shares and 46,875 Preferred Shares (each such Preferred Shares entitles the holder thereof to the rights to votes equal to two (2) Ordinary Shares) of the Company, representing approximately 18.3% of the total voting power. As a result of his significant shareholding, Mr. Xu has, and will continue to have, substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders. For more information regarding our principal shareholders and their affiliated entities, see “Item 6.E., “Share Ownership”.

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

On April 13, 2023, Shanghai Jowell incorporated a wholly owned subsidiary Shanghai Lianfu in Shanghai city.

On September 5, 2024, Shanghai Jowell incorporated Baotou Juhaoyuan Trading Co., Ltd. (“Baotou Juhaoyuan”) in Baotou City, China, with a third-party individual that owns 30%, Shanghai Jowell owns 55% and an officer of the Company owns 15% equity interest of Baotou Juhaoyuan. Baotou Juhaoyuan was deregistered on August 28, 2025

On October 25, 2023, the shareholders of the Company held an extraordinary general meeting (the “Meeting”) and approved by an ordinary resolution of a share consolidation (the “Share Consolidation”) that (i) every sixteen (16) issued and unissued ordinary shares of the Company, par value $0.0001 each (the “Ordinary Shares”) be consolidated into one (1) ordinary share par value $0.0016 each and (ii) every sixteen (16) issued and unissued preferred shares of the Company, par value $0.0001 each (the “Preferred Shares”) be consolidated into one (1) preferred share, par value $0.0016 each. Immediately following the Share Consolidation, the shareholders of the Company approved by an ordinary resolution of share capital increase that the authorized share capital of the Company be increased to $800,000 divided into 500,000,000 shares of which (x) 450,000,000 shares are designated as ordinary shares with a nominal or par value of $0.0016 per share, and (y) 50,000,000 shares are designated as preferred shares with a nominal or par value of $0.0016 per share (the “Share Capital Increase”). At the Meeting, the shareholders of the Company also approved by a special resolution the third amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation and the Share Capital Increase.

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

The Company has subsidiaries in countries and jurisdictions including PRC and Hong Kong. Details of the subsidiaries and VIE of the Company are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Jowell Tech	June 24, 2019	Hong Kong	100	Holding Company
Shanghai Jowell	October 15, 2019	Shanghai, China	100	Holding Company
Shanghai Juhao*	July 31, 2012	Shanghai, China	0 (VIE)	Online Retails
Shanghai Lianfu	April 13, 2023	Shanghai, China	100%	Live Stream Ecommerce

*	Shanghai Juhao has five wholly owned Juhao Best Choice Stores, located in the cities of Nantong and Changshu, and ten wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Shanghai and Guangzhou.

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

The share numbers and prices for the public offering, private placement and registered direct offering are all pre-Share Consolidation numbers.

On October 14, 2025, the Company entered into a Securities Purchase Agreement (“Agreement”) with Jowell Holdings Ltd. (the “Purchaser”), a major shareholder of the Company. Pursuant to the Agreement, the Company agreed to sell to the Purchaser in a private placement of 2,000,000 ordinary shares (the “Shares”) of the Company, par value $0.0016 per share, at a purchase price of $1.40 per share for an aggregate offering price of $2,800,000 (the “Private Placement”), as disclosed in the Form 6-K filed by the Company on October 20, 2025. The Private Placement was not closed, On November 11, 2025, the Company entered into a Termination Agreement (the “Termination Agreement”) with Jowell Holdings Ltd. effective on November 11, 2025.

On November 14, 2025, the Company entered into a Promissory Note Purchase Agreement (“Agreement”) with Jowell Holdings Ltd. (the “Purchaser”), a major shareholder of the Company. Pursuant to the Agreement, the Company sold a Promissory Note to the Purchaser with a principal amount of $2,800,000 (the “Note”). The Note bears interest at the rate of 4% per annum, which is payable upon the maturity date of the Note. The Note will mature on the date that is thirty-six (36) months from the date that the purchase price of the Note is paid to the Company.

Our principal executive offices are located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082. Our telephone number at this address is +86-21-6566-5306. Our registered office in the Cayman Islands is located at P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains a web site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B. Business Overview

We are one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms in China. We offer our own brand products to customers and also sell and distribute health and nutritional supplements, cosmetic products and certain household products from other companies on our platform. In addition, we allow third-parties to open their own stores on our platform for a service fee based upon their sale revenues generated from their online stores and we provide them with our unique and valuable information about market needs, enabling them to better manage their sales effort, as well as an effective platform to promote their brands. We currently operate under four sales channels: Online Direct Sales, Authorized Retail Store Distribution, Third-party Merchants and Live-streaming marketing.

Shanghai Juhao started its operation in 2012 and is among the first group of membership-based online-to-offline cosmetics, health and nutritional supplements and household products e-commerce platforms in China. Today, we offer an online platform LHH Mall through Shanghai Juhao which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of MIIT dated December 18, 2023 valid for 5 years, selling our own brand products manufactured by third-parties as well as international and domestic branded products from 200+ manufacturers. As of December 31, 2025, our platform had 4,789,170 VIP members who have registered on our platform, 277 merchants who have opened their own stores on our platform, and 93.5% of products sold on our platform were cosmetics and health and nutritional supplements. We also sell household products, such as pots and pans, smartphones, functional shoes, paper towels, cups, vacuum cleaners, massagers and towels on our platform, and those products account for 6.5% of the products sold on our platform for the year ended December 31, 2025.

Since August 2017, we have been also selling our products in our authorized retail stores all across China. Operating under our brand name of “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling products that they purchased through our online platform LHH Mall under their special retailer accounts with us which provide them with major discounts. As of December 31, 2025, we had authorized 26,978 Love Home Stores in 31 provinces of China, providing offline retail of our products.

On April 28, 2021, the Company announced it has officially launched its “Juhao Best Choice” community group-buying store initiative to continue growing its offline retail market presence. The community group-buying offline stores sell fresh produce, foods and daily household consumer products in addition to the cosmetics and health and nutritional supplements currently sold in the Company’s franchised LHH Stores. The community group-buying stores aim to provide a more convenient shopping experience and high-quality produce and foods for consumers from local communities, towns and villages across China. Juhao Best Choice stores consolidate online and offline resources for store design and logistics services and provide guidance and trainings for store owners with a unified system for store management, design, service criteria, SKU management and product delivery. The Company also provides the store owners with live-streaming marketing skill training and upgrade and expands certain existing LHH Stores to Juhao Best Choice stores. As of December 31, 2025, Shanghai Juhao has opened five self-operated Juhao Best Choice community group buying stores in China as the experimental and demonstration stores for this development.

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

For the fiscal year ended December 31, 2025, approximately $134.1 million, or 81.3%, of our revenue were generated from the sales of health and nutritional supplements, approximately $20.2 million, or 12.2%, of our revenue were generated from the sales of cosmetic products, and approximately $10.7 million, or 6.5%, of our revenue were generated from the sales of household products.

For the fiscal year ended December 31, 2024, approximately $33.6 million, or 25.2%, of our revenue were generated from the sales of health and nutritional supplements, approximately $36.3 million, or 27.3%, of our revenue were generated from the sales of cosmetic products, and approximately $62.8 million, or 47.2%, of our revenue were generated from the sales of household products.

For the fiscal year ended December 31, 2023, approximately $22.6 million or 14.1% of our revenue were generated from the sales of health and nutritional supplements, approximately $55.1 million, or 34.4%, of our revenue were generated from the sales of cosmetic products, and approximately $81.8 million or 51.1% of our revenue were generated from the sales of household products.

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

Products Offerings

Product Categories

We offer high quality and affordable products. The following table illustrates the categories of products we sell on our platform:

Product Category	Product Description
Health and nutritional supplements and foods	Products that regulate immune system, bone health products, beauty and beauty supplements
Cosmetics	Lipstick, foundation, cream, eyebrow pencil, makeup remover, lip enamel, eye shadow, mascara, eye liner
Skin care	Eye cream, eye mask, sunscreen cream, skin cream, moisturizing water, lotion, hand cream, cleansing cream, face cream, essence, facial mask
Body Care	Body wash, shampoo, hair conditioner, hand sanitizer, essential oil, toothpaste, mouthwash, essential oil soap
For babies and children	Moisture cream, shower gel, shampoo, baby toothpaste, diaper
Washing items	Detergent, washing powder, washing liquid, kitchen cleaner, soap, pipe dredger
Fragrances	Perfume for men and women
Food	Snacks, roasted sunflower seeds and nuts, biscuits and pastries, health foods, beverages, wines, prepared products, kitchen seasoning, dry grain and oil
Electronics	Large electronic appliances, home appliances, kitchen appliances, cosmetic electronic appliances
Household Products	Maternal and infant products, kitchenware, daily life necessities, cosmetic products

We also sell the following products under our own brands:

Product Category	Product Description
Skin care	Facial mask
Body Care	Body wash, shampoo, hair conditioner
For babies and children	Lip balm, baby massage oil, moisture cream, shower gel, shampoo, hand sanitizer, baby toothpaste, diaper, baby soap
Food	Prepared products
Household Products	Daily life necessities

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

Customers

Our large, engaged and loyal customer base is the key to our success. The loyalty of our customer base is demonstrated by repeat purchase rates. In 2025, there were 2,034,658 customer-placed orders on our platform, of which 864,281 or 49.22% are repeat customers. In 2024, there were 343,440 customer-placed orders on our platform, of which 105,908 or 30.84% are repeat customers. In 2023, there were 131,616 customer-placed orders on our platform, of which 48,591 or 36.92% are repeat customers. In 2025, the number of repeat customers increased by 716.07% compared with 2024. In 2024, the number of repeat customers increased by 117.96% compared with 2023. If a customer returns to our platform and purchases from us within 30 days from his/her previous purchase, it is considered as a repeat customer.

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

Our Mobile Platform

We believe consumers will increasingly shop online through mobile apps when the economy turns around. Therefore, we continue to invest resources to build a mobile application platform dedicated to providing superior mobile shopping experience. We use different sales channels to market and sell the products on our online shopping mall, except for the products purchased and picked up walk-in customers at our authorized stores. For the products sold through our online shopping mall, which represents the majority of our sales, these are either purchased on our online portal/platform or through our mobile app. In 2025, we generated approximately 3.32% of Gross Merchandise Volume (“GMV”) from our mobile app and the remaining 96.68% was generated on our online portal/platform. In 2024, we generated approximately 9.25% of Gross Merchandise Volume (“GMV”) from our mobile app and the remaining 90.75% was generated on our online portal/platform. In 2023, we generated approximately 6.02% of GMV from our mobile app and the remaining 93.98% was generated on our online portal/platform.

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

Authorized Physical Stores

Since August 2017, we have been selling our products in our authorized retail stores, namely LHH (Love Home) Stores. All products sold in these stores must be purchased on our online LHH shopping platform though such retailers’ accounts with us so they can receive discounts on their orders, which are not available for regular online customers. When an authorized store places orders on our platform, we can deliver products to the specific store or directly to its end customers; all orders go through the retailer account number for each store for a major discount and we can track sales for each store. We will review, evaluate and qualify potential physical stores before they can become authorized stores, including business qualification and decoration requirements. As an important part of our strategy to better serve consumers, we had 26,978 offline authorized stores spread out in 31 provinces in China as of December 31, 2025, providing both online and offline retail and wholesale services to our customers. By connecting upstream suppliers, distributors and offline authorized store services, we have created a closed-loop platform, which we believe brings convenience and cost savings to our consumers. We plan to develop additional authorized physical stores to establish our presence in major cities in China and worldwide, to expand our market, build greater trust with our customers and to further broaden our brand awareness.

Our Suppliers and Third-Party Merchants

Since our inception, we have attracted a broad group of suppliers for health and nutritional supplements, household products and cosmetic products and third-party merchants for beauty, apparel and other lifestyle products. Our suppliers and third-party merchants include brand owners, brand distributors, resellers and exclusive product suppliers. As of December 31, 2025, we had approximately 521 suppliers and 277 third-party merchants. As of December 31, 2024, we had approximately 799 suppliers and 274 third-party merchants. We charge a service fee to third-party merchants that open stores on our platform based upon their sales volume generated from their online stores ranging from 5% – 10% of their revenues. The higher the sale volume is, the lower service fee percentage will apply. We do not provide delivery service for third-party merchants and they purchase their own products and use their own delivery services. We believe our reputation as a brand incubator and our ability to assist suppliers and third-party merchants in effectively selling their inventory and fulfilling their demand for marketing will help us attract new suppliers and third-party merchants and build stronger ties with our existing ones.

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

Regulations of operation and service of e-commerce and authorized retail store

We operate under a license for value–added telecom businesses of the People’s Republic of China (EDI), authorized by the Ministry of Industry and Information Technology of the People’s Republic of China, or MIIT, which has approved the Shanghai Juhao platform for operating online data processing and transaction processing services. Our license was approved on February 1, 2019, then renewed on February 1, 2024 and is valid for 5 years. Shanghai Juhao was at its early development stage between 2012 and 2017 and it did not apply for a value-added telecommunications business license until 2017. At its early business development stage, the Company’s business operation was small and revenue from service fees generated by third-party stores was immaterial in the overall business and total revenue of the Company. Our PRC counsel believes, due to the immaterial amount from valued-added telecommunication business from 2012 until we received the approval in 2019, that it is unlikely that such operation without an appropriate license will be considered as a material violation of the regulation by the regulator and that the possibility that the Company be penalized is remote. In addition, Mr. Zhiwei Xu, a major shareholder of Shanghai Juhao, has provided an indemnification letter to the Company and agreed that he will indemnify Shanghai Juhao and Company for any losses and penalties imposed by government agencies due to the lack of a value-added telecommunication business license prior to February 1, 2019

Under the Telecommunications Regulations of the People’s Republic of China and Administrative Measures on Internet Information Services, a telecommunications service provider is required to procure operating licenses from the MIIT or its provincial counterparts, prior to the commencement of its operations, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed. If there is illegal income, the illegal income shall be confiscated. A fine ranging from three to five times the amount of the illegal income; if there is no illegal income or the illegal income is less than RMB 50,000, a fine ranging from RMB 100,000 to RMB1,000,000 shall be imposed; if the circumstances are serious, and the website shall be closed. If such operations disrupt the order of the telecommunications market and constitute a criminal offence, criminal liability shall be pursued in accordance with the law. In addition to the requirement to be approved as an EDI, in 2017 the MIIT published Order No. 321, which requires an EDI to submit annual report starting in 2021. The Company has submitted and passed current annual report for 2025.

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

This Foreign Investment Law has provided a more transparent foreign investment environment in China. Particularly, this new law has changed the regulatory procedure from a pre-approval requirement to the negative list system, which means the foreign invested company may engage in any business activities that are not in the negative list and pre-approval is not required anymore.

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

In October 2019, SAFE promulgated Circular 28 to further promote facilitation of cross-border trade and investment and relaxed certain restrictions on foreign exchange settlement.

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

The Board of Directors of the Company approved and adopted Jowell Global Ltd. 2021 Omnibus Equity Plan (the “2021 Plan”) on August 2, 2021, which was approved at the stockholders’ meeting on September 10, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2021 Plan is limited to 4,000,000 shares (before the Share Consolidation effected on October 25, 2023). Certain executive officers, director and other employees of the Company, VIE or its subsidiaries, who are PRC citizens or have resided in the PRC for a continuous period of not less than one year and have received stock awards from the Company have not completed their SAFE registration yet.

On January 12, 2026, Board of Directors of the Company approved and adopted Jowell Global Ltd. 2026 Omnibus Equity Plan (the “2026 Plan”). The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2026 Plan is limited to 1,000,000 shares.

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
"Shanghai Lianfu"
PRC, April 13,2023
VIE (no equity ownership)
Shanghai Juhao Information Technology Co., Ltd.
上海聚好信息技术有限公司
"Shanghai Juhao"
PRC, July 31, 2012
100%
100%
Juhao Best Choice Stores ①
聚好优选店
Wholly Owned Subsidiaries ②

② includes 10 wholly owned subsidiaries engaging online promotion of our products and services located in the cities of Shanghai, Guangzhou

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

Currently, we mainly lease the following properties to conduct our business:

Property Address	Lessor	Annual Rent		Lease Expiration Date	Purposes/Use
2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China	Shanghai Longrich Industrial Co. Ltd.	RMB	793,800	December 31, 2026	Office
No. 46-5 Xinzhuang Avenue, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB	1,013,964	December 31, 2026	Warehouse
No. 26 Longrich Blvd., Longrich Industrial Park, Changshu City, Jiangsu Province, China	Jiangsu Longrich Bioscience Co. Ltd.	RMB	2,740,915	December 31, 2026	Office
227 Provincial Rd, Xinzhuang County, Changshu City, Jiangsu Province, China	Colori, Inc.	RMB	370,630	December 31, 2026	Juhao Best Choice Store

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

In 2012, Shanghai Juhao started its operation, which was among the first membership -based e-commerce platforms for online-to-offline sales of cosmetics, health and nutritional supplements and household products in China. Today, we offer an online platform Juhao Mall which holds an EDI (Electronic Data Interchange) certification approved by the Shanghai Communication Administration pursuant to the requirement of Ministry of Industry and Information Technology of China, selling our own brand products manufactured by third parties as well as international and domestic branded products from 200+ other manufacturers. As of December 31, 2025 and 2024 our platform had 4,789,170 and 2,485,533 VIP members who have registered on our platform, respectively, 277 and 274 merchants who have opened their own stores on our platform, respectively. During the years ended December 31, 2025 and 2024, 93.5% and 52.6% of the products sold on our platform were cosmetics and health and nutritional supplements, respectively. We also sell household products, such as pots and pans, paper towels, cups, vacuum cleaners, massagers, towels on our platform, and those products account for 6.5% and 47.2% of the products sold on our platform in 2025 and 2024, respectively.

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

Since August 2017, we have been also selling our products in authorized retail stores all across China. Operating under the brand name “Love Home Store” or “LHH Store”, the authorized retailers may operate as independent stores or store-in-shop (an integrated store), selling our products that they purchased through our online platform under their special retailer accounts with us which provide them with major discounts. As of December 31, 2025 and 2024, we authorized 26,978 and 26,857 Love Home stores in 31 provinces of China, respectively, providing offline retail and wholesale of our products.

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

On March 19, 2021, the Company closed its initial public offering (“IPO”) of 3,714,286 ordinary shares, par value $0.0001 per share, priced at $7.00 per share. On March 23, 2021, the underwriter exercised its over-allotment option to purchase an additional 557,143 ordinary shares at a price of $7.00 per share. The net proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled approximately $25.7 million, after deducting underwriting discounts and other related expenses. The Ordinary Shares have been listed on the Nasdaq Capital Market and trading under the ticker symbol “JWEL” since March 17, 2021. In connection with the IPO, the Company issued to the underwriter and its affiliates warrants to purchase ordinary shares of the Company that equals to 10% of the aggregate number of ordinary shares sold by the underwriter in the IPO (the “Warrants”). In November 2021, the warrants holders have cashless exercised the Warrants for an aggregate of 137,111 ordinary shares of the Company. As of the date of this report, there was no warrants outstanding. The share numbers and par value in this paragraph are before Share Consolidation in October 2023. The share numbers and price for the public offering are all pre-Share Consolidation numbers.

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

On September 5, 2024, Shanghai Jowell incorporated Baotou Juhaoyuan Trading Co., Ltd. (“Baotou Juhaoyuan”). A third-party individual owns 30%, Shanghai Jowell owns 55% and an officer of the Company owns 15% equity interest of Baotou Juhaoyuan, which mainly engaged in trading of food and household products. Baotou Juhaoyuan was deregistered on August 28, 2025.

On November 14, 2025, the Company entered into a Promissory Note Purchase Agreement (“Agreement”) with Jowell Holdings Ltd. (the “Purchaser”), a major shareholder of the Company. Pursuant to the Agreement, the Company sold a Promissory Note to the Purchaser with a principal amount of $2,800,000 (the “Note”). The Note bears interest at the rate of 4% per annum, which is payable upon the maturity date of the Note. The Note will mature on the date that is thirty-six (36) months from the date that the purchase price of the Note is paid to the Company.

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

For the Years Ended December 31, 2025 and 2024

The following table summarized the results of our operations for the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage fluctuations during such periods.

	For the Years Ended December 31,
	2025		2024		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	% Percentage
	(in thousands, except for percentages)
Revenue	$165,001	100.0%	$132,982	100.0%	$32,019	24.1%
Operating Expenses:
Cost of Revenues	153,466	93.0%	131,719	99.1%	21,747	16.5%
Fulfilment	8,075	4.9%	2,002	1.5%	6,073	303.3%
Marketing	5,112	3.1%	4,635	3.5%	477	10.3%
General and Administrative	3,368	2.0%	2,716	2.0%	652	24.0%
Total Operating Expenses	170,021	103.0%	141,072	106.1%	28,949	20.5%
Loss from Operations	(5,020)	(3.0)%	(8,090)	(6.1)%	3,070	(37.9)%
Other (loss) Income	(779)	(0.5)%	115	0.1%	(894)	(777.4)%
Loss before Income Taxes	(5,799)	(3.5)%	(7,975)	(6.0)%	2,176	(27.3)%
Income Taxes Expense	478	(0.3)%	28	0.0%	450	1607.1%
Net Loss	(6,277)	3.8%	(8,003)	(6.0)%	1,726	(21.6)%
Other Comprehensive Loss, net of tax	330	0.2%	(320)	(0.2)%	650	(203.1)%
Comprehensive Loss	$(5,947)	(3.6)%	$(8,323)	(6.3)%	$2,376	(28.5)%

Revenue

Through our website at www.1juhao.com and mobile app, we engage primarily in the sales of cosmetic products, health and nutritional supplements and household products sourced from third-party manufacturers and distributors. Currently, we primarily have three types of revenue streams deriving from our three major product categories: cosmetic products, health and nutritional supplements and household products. Other than revenue from product sales, we also earn service fees charged to third-party merchants for using our platform, which was immaterial and is grouped in “Others” presented below. The following sets forth the breakdown of our revenue by stream for the years ended December 31, 2025 and 2024, respectively.

	For the Year Ended December 31,				Variance
	2025	%	2024	%	Amount	%
(in thousands, except for percentages)
Health and Nutritional Supplements	$130,621	79.2%	$33,572	25.3%	$97,049	289.1%
Cosmetic products	23,899	14.5%	36,338	27.3%	(12,439)	(34.2)%
Household Products	10,423	6.3%	62,755	47.2%	(52,332)	(83.4)%
Other	57	0.0%	317	0.2%	(260)	(82.0)%
Total	$165,001	100.0%	$132,982	100.0%	$32,019	24.1%

Total revenue for the fiscal year ended December 31, 2025 increased by about $32.0 million, or 24.1%, to $165.0 million from $133.0 million for the fiscal year ended December 31, 2024.

Compared to the year ended December 31, 2024, sales of health and nutritional supplements products increased by about $97.0 million or 289.1%. The increase in health and nutritional supplements revenue is mainly due to the significant increase in units for products sold. Comparing to the year ended December 31, 2024, our weighted average unit price for health and nutritional supplements products sold decreased, while we sold approximately 34.9 million or 444.2% more units in 2025. The increase in units for products sold is mainly due to our continued developing and selling of affordable health care products to replace the original high-price health and nutritional supplement products in 2024.

Compared to the year ended December 31, 2024, sales of cosmetic products decreased by about $12.4 million or 34.2% in the year ended December 31, 2025. The decrease in revenue of cosmetic products is mainly due to significant decrease in weighted average unit price and units of products sold. Comparing to the year ended December 31, 2024, we sold approximately 4.0 million or 23.3% less units in 2025 and our weighted average unit price for cosmetic products sold also decreased. The decrease in both weighted average unit price and units sold in 2025 was mainly attributable to the sharp decline in sales of premium brand products that have higher average selling prices due to the slow economic recovery from COVID-19 in China and weak consumer demand for high price premium branded products.

Our household products revenue decreased by about $52.3 million or 83.4% comparing 2025 to 2024. The decrease in household products revenue is mainly due to the decrease in the weighted average unit price and units of products sold. Comparing to the year ended December 31, 2024, our weighted average unit price for household products sold decreased, and we sold approximately 2.4 million, or 24.7% less units in 2025. The significant decrease in both weighted average unit price and units sold in 2025 is mainly attributable to the sharp decline in sales of premium brand products that have higher selling prices due to the slow economic recovery from COVID-19 in China and weak consumer demand.

The average exchange rate for the fiscal years ended December 31, 2025 and 2024, was RMB1.00 to US$0.1400 and RMB1.00 to US$0.1404, respectively, representing a 0.3% unfavorable impact when exchange rates were used in converting RMB to USD, which was included in the above analysis.

Operating Expenses

Operating expenses primarily consist of cost of revenues, fulfilment expenses, marketing expenses and general and administrative expenses.

	For the Year Ended December 31,
	2025		2024		Variance
	$ Amount	% of Revenue	$ Amount	% of Revenue	$ Amount	%
	(in thousands, except for percentages)
Operating Expenses:
Cost of Revenues	$153,466	93.0%	$131,719	99.1%	$21,747	16.5%
Fulfilment	8,075	4.9%	2,002	1.5%	6,073	303.3%
Marketing	5,112	3.1%	4,635	3.5%	477	10.3%
General and Administrative Expenses	3,368	2.0%	2,716	2.0%	652	24.0%
Total Operating Expenses	$170,021	103.0%	$141,072	106.1%	$28,949	20.5%

Our total operating expenses increased by about $28.9 million or 20.5% from $141.0 million in 2024 to $170.0 million in 2025. All categories of our operating expenses increased in 2025 compared to 2024.

Cost of revenues

Cost of revenues primarily consists of the purchase price of merchandise that we sell directly on our platform and inbound shipping costs.

Cost of revenues of health and nutritional supplements increased by about $91.7 million, or 279.6%, from $32.8 million in 2024 to $124.5 million in 2025. The increase in cost of revenues of health and nutritional supplements is in line with the increase of revenues of health and nutritional supplements which is mainly due to an increase in units sold as we sold more affordable health and nutritional products instead of high-price health and nutritional products.

Cost of revenues of cosmetic products decreased by about $18.2 million, or 49.6%, from $36.7 million in 2024 to about $18.5 million in 2025. The decrease is attributable to a decrease in the weighted average unit cost and a decrease in units sold of 4.0 million, or 23.3%, in 2025 compared to 2024. In 2025, the downgraded demand from consumers led to significant decrease in the weighted average unit cost and units sold in 2025 compared to 2024.

Cost of revenues of household products decreased by about $50.6 million, or 82.8%, from $61.1 million in 2024 to about $10.5 million in 2025. The decrease was primarily due to a decrease in the weighted average unit cost and a decrease in units sold of 2.4 million, or 24.7%, in 2025, compared to 2024. In 2025, the downgraded demand from consumers led to significant decrease in the weighted average unit cost and units sold in 2025 compared to 2024.

Fulfillment Expenses

Our fulfillment expenses primarily consist of costs related to order fulfillment, including charges we paid for order preparation, packaging, outbound freight, and physical storage. Fulfillment expenses increased by $6.1 million, or 303.3%, in 2025 compared to 2024. The fulfillment expenses as a percentage of total revenues were 4.9% in 2025, up from 1.5% in 2024. The significant increase in fulfillment expenses is due to more products purchased and sold by us.

Marketing Expenses

Marketing expenses increased by $477 thousand, or 10.3%, in 2025 compared to 2024. Marketing expenses constituted 3.1% and 3.5% of our total revenue in 2025 and 2024, respectively. The increase of marketing expenses was primarily due to the increased marketing and promotional activities as a result of our efforts to drive sales.

General and Administrative Expenses

Compared to 2024, our general and administrative expenses increased by $652 thousand, or 24.0%, in 2025. The increase was primarily due to a $489 thousand increase in share-based compensation of services provided by employees.

Loss from Operations

	For the Year Ended December 31,
	2025		2024
	Amount	% of revenue	Amount	% of revenue
	(in thousands, except for percentage)
Loss from Operations	$(5,020)	(3.0)%	$(8,090)	(6.1)%

Loss from operations in 2025 was approximately $5.0 million compared to loss from operations of about $8.0 million in 2024. The decrease in loss from operations is mainly due to our efforts to increase our sales revenue.

Loss Before Income Taxes

Loss before income taxes is about $6.0 million in 2025 as compared to loss before income taxes of about $8.0 million in 2024. The decrease in loss before income taxes is primarily due to the decrease in loss from operations and the increase in other income and investment loss.

Income Taxes Expense

Our income taxes expense was approximately $478 thousand in 2025 as compared to income taxes expense of about $28 thousand in 2024.

Net Loss

As a result of the foregoing, we had a net loss of $6.3 million in 2025, compared to a net loss of $8.0 million in 2024.

Other Comprehensive Loss

Foreign currency translation adjustments amounted to a loss of $0.34 million for 2025 when compared to $0.32 million in 2024, respectively. The balance sheet amounts with the exception of equity as of December 31, 2025 were translated at RMB 1.00 to US$0.1423 as compared to the average translation rates applied to the income statements accounts for 2025 at RMB 1.00 to US$0.1400. The equity accounts were stated at their historical rate. The balance sheet amounts with the exception of equity as of December 31, 2024 were translated at RMB 1.00 to US$0.1391 as compared to the average translation rates applied to the income statements accounts for 2024 at RMB 1.00 to US$0.1404. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

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

The average exchange rate for the fiscal years ended December 31, 2024 and 2023, was RMB1 to $0.1404and RMB 1 to $0.1419, respectively, representing a 1.1% unfavorable impact when exchange rates were used in converting RMB to USD, which was included in the above analysis.

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

Other Comprehensive Loss

Foreign currency translation adjustments amounted to a loss of $0.32 million for 2024 when compared to $0.9 million in 2023, respectively. The balance sheet amounts with the exception of equity as of December 31, 2024 were translated at 1.00 RMB to 0.1391 US$ as compared to 1.00 RMB to 0.1412 US$ as of December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for 2024 and 2023 were 1.00 RMB to 0.1404 US$ and 1.00 RMB to 0.1419 US$, respectively. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in U.S dollar terms without giving effect to any underlying change in our business or results of operation.

Cash flows from operating activities

Net cash used in operating activities in 2025 was $1.5 million. The principal items accounting for the difference between our net cash provided by operating activities and our net loss including increase in advance to suppliers totaling about $2.7 million, decrease in operating lease liabilities of about $1.4 million, offsetting by decrease in accounts receivable of about $1.7 million and inventory of about $2.7 million. The increase in advance to suppliers is mainly due to the extension of the inventory cycle. The decrease in operating lease liabilities is mainly due to reduction of warehouse leasing. The decrease in accounts receivable is mainly due to shorted payment terms. The decrease in inventory is mainly due to the 289.1% increased sales in health and nutritional supplements products.

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

Cash flows from investing activities

Net cash used in investing activities was approximately $12 thousand, $124 thousand and $42 thousand in 2025, 2024 and 2023, respectively. Cash used in investing activities in 2025 were used to purchase fixed assets and software. Cash used in investing activities in 2024 were used to purchase fixed assets and software. Cash used in investing activities in 2023 were used to purchase fixed assets and software and increased investment.

Cash flows from financing activities

Net cash used in financing activities in 2025 was about $2.0 million, including about $2.0 million proceeds from related party loans.

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

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have. Under PRC laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in the PRC is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in the PRC is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Therefore, these statutory reserves, along with the registered capital of the PRC entities, are considered as restricted. Amounts restricted that include paid in capital and statutory reserve funds, as determined pursuant to PRC GAAP, are $47,606,851 and $45,106,851 as of December 31, 2025 and 2024, respectively.

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

For the year ended December 31, 2025, we reported a net loss of $6.3 million and operating cash outflow of $1.5 million, which were primarily due to the negative impact of economic downturn on our business and operation.

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, during the financial year ended December 31, 2025, the Company incurred a net loss of $6,278,426, and as of December 31, 2025, its accumulated deficit was $40,283,230. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

Presently, the Company’s principal source of liquidity are its revenues, proceeds from private placement. As of December 31, 2025, the Company had cash of approximately $2.7 million and working capital of $6.5 million. Approximately $2.7 million, or RMB18.8 million, of the cash were held by the VIE and WFOE with banks and financial institutions inside China as the Company conducted its operations primarily through the consolidated VIE in China. With the uncertainty of the current market, the management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of February 28, 2026, approximately $3.9 million, or 10%, of its accounts payable balance as of December 31, 2025 were collected, and approximately $1.2 million or 16% of its advances to supplier balance as of December 31, 2025 were utilized.

Based on our current operating plan, we believe that the above-mentioned measures, including cash on hand of approximately $2.7 million and bank borrowing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least the next twelve months from the date the Company’s consolidated financial statements are issued.

The following table sets forth summary of our cash flows for 2025, 2024 and 2023:

	For the Years Ended December 31,
	2025	2024	2023
	(in thousands)
Net cash provided by (used in) operating activities	$(1,530)	$790	$(13,492)
Net cash used in investing activities	(12)	(124)	(42)
Net cash provided by (used in) financing activities	1,991	(18)	(1,633)
Effect of exchange rate change on cash	107	286	(301)
Net increase (decrease) in cash and cash equivalents	556	934	(15,468)
Cash and restricted cash, beginning of the year	2,185	1,250	16,718
Cash and restricted cash, end of the year	$2,741	$2,184	$1,250

5C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview --“Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Allowance for credit losses

We maintain an allowance for credit losses by estimating the expected credit and collectability trend of our customers. Accounts receivable is considered past due based on its contractual terms. In estimating the allowance for credit losses, we consider various factors, including historical experience, credit-worthiness of customers, current and reasonable forecasted future economic conditions, aging of the accounts receivable balances, payment patterns, and the forecasted information in pooling basis upon the use of the Current Expected Credit Loss Model (“CECL Model”) in accordance with ASC topic 326––Financial Instruments––Credit Losses. We also consider to provide specific allowance for credit losses for those accounts receivable balances when facts and circumstances have emerged to indicate that these receivables are unlikely to be collected. Changes in these estimates and assumptions could materially affect the quantity of credit losses. As of December 31, 2025 and 2024, the allowance for credit losses for accounts receivable was $748,576 and $438,864, respectively.

Inventories

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. We periodically evaluate inventories for their net realizable value adjustments and reduce the carrying value of those inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. For the years ended December 31,2025, 2024 and 2023, provision (reversal) of $117,089, $235,674 and ($438,949), respectively were recorded in cost of revenues in the consolidated statements of operations and comprehensive loss.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this report.

Directors and Executive Officers	Age	Position/Title
Haiting Li	55	Chief Executive Officer, Director, Chairman of the Board
Lu Qian	41	Chief Financial Officer
Dan (Jessie) Zhao	53	Director and Vice President
Haitao Wang(1)(2)(3)	57	Independent Director
Y. Tristan Kuo(1)(2)(3)	71	Independent Director
William Morris(1)(2)(3)	72	Independent Director

(1)	Member of audit committee.
(2)	Member of compensation committee.
(3)	Member of corporate governance and nominating committee.

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

Dan (Jessie) Zhao. Ms. Zhao was appointed as a member of the Board on December 15, 2019 and vice president of finance of the Company on September 17, 2020. From May 2019 to November 2024, Ms. Zhao served as secretary of the board of directors of Shanghai Juhao Information Technology Co., Ltd. From April 2019 to June 2023, Ms. Zhao served as supervisor of Nantong Zhuama Bioscience Co., Ltd. From April 1996 to May 2019, Ms. Zhao served in various positions at Jiangsu Longrich Group Co., Ltd. including head of investment department, general manager of its subsidiary company, director of customer service department and director of planning and information department. Ms. Zhao received her bachelor’s degree in Economics from Nanjing Audit University in June 2007. Ms. Zhao received her Senior Customer Service Manager certificate from the American Certification Institute in August 2010. Ms. Zhao passed the fund practitioner test of the Asset Management Association of China in April 2017.

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

Y. Tristan Kuo. Mr. Kuo was appointed as a member of our board of directors on December 23, 2020. Since August 2025, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Eastern International Ltd. Since September 2022, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Cine Top Culture Holdings Limited. Mr. Kuo served as a consultant from August 29, 2022 to June 30, 2024 and was the chief financial officer of Aerkomm Inc. (OTCQX: AKOM) from April 10, 2017 to August 28, 2022. From November 1, 2019 to December 16, 2021, Mr. Kuo has served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of KBS Fashion Group Limited (NASDAQ: KBSF). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products (NASDAQ: CBPO) from June 2008 to May 2012 and was the vice president-finance of China Biologic Products September 2007 to May 2008. Mr. Kuo received a Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977. We believe that Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

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

6.B. Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately $ 291,081 in cash to our directors and executive officers. For share incentive grants to our officers and directors, see “—Share Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

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

Share Incentive Plans

2021 Plan

The Board of Directors of the Company approved and adopted Jowell Global Ltd. 2021 Omnibus Equity Plan (the “2021 Plan”) on August 2, 2021, which was approved at the stockholders’ meeting on September 10, 2021. The total aggregate ordinary shares of the Company authorized for issuance during the term of the Equity Plan is limited to 250,000 shares (after the Share Consolidation effected by the Company in October 2023).

As of April 30, 2026, all of the 250,000 shares under 2021 Equity Plan (after the Share Consolidation in October 2023) have been granted and no shares are available under the 2021 Equity Plan. The following paragraphs summarize the terms of the 2021 Plan:

Administration. The 2021 Plan requires that a committee of non-employee directors to administer the 2021 Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the 2021 Plan.

Shares Subject to the Equity Plan. The shares issuable under the 2021 Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2021 Equity Plan is limited to 4,000,000 shares before Share Consolidation effected on October 25, 2023. Immediately after Share Consolidation, the shares under the 2021 Plan is reduced and limited to 250,000 shares in total.

Types of Awards and Eligibility. The 2021 Plan provides for five types of awards and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock and Restricted Stock Units. The Eligible Persons under the 2021 Plan include Employees, Outside Directors, Consultants and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

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

Term. The 2021 Plan is effective immediately upon the adoption by our Board of Directors, subject to shareholder approval, and will terminate on the earliest to occur of (i) the 10th anniversary of the 2021 Plan’s effective date, or (ii) the date on which all shares available for issuance under the 2021 Plan shall have been issued as fully-vested shares. Options may be granted at any time on or after the date the Board of Directors adopt the 2021 Plan, however, until the stockholders approve the 2021 Plan, no options or SARs may be exercised, no restricted stock may be issued, and no award may be settled in stock.

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

On November 12, 2025, the Compensation Committee granted stock awards of 205,656 ordinary shares of the Company (the “Shares”), pursuant to the Company’s 2021 Omnibus Equity Plan, to four employees of subsidiary of Company (the “Grantees”), The Grants vested immediately on the Grant Date and each of the Grantees also entered into an Unrestricted Stock Award Agreement with the Company on December 3, 2025. As of April 30, 2026, the Shares have been issued to the Grantees. The share numbers in this paragraph are all after the Share Consolidation effected by the Company in October 2023.

2026 Plan

The Board of Directors of the Company approved and adopted Jowell Global Ltd. 2026 Omnibus Equity Plan (the “2026 Plan”) on January 12, 2026, as the Company used its home country exemption which does not require approval by the stockholders of the Company. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2026 Plan is limited to 1,000,000 shares.

As of April 30, 2026, none of the shares under 2026 Plan has been granted. The following paragraphs summarize the terms of the 2026 Plan:

Administration. The 2026 Plan requires that a committee of non-employee directors to administer the 2026 Plan. Currently, our Compensation Committee, which we refer to hereto as the Committee, administers the 2026 Plan.

Shares Subject to the Equity Plan. The shares issuable under the 2026 Plan are our ordinary shares that are authorized but unissued or reacquired ordinary shares, including shares repurchased by the Company as treasury shares. The total aggregate ordinary shares of the Company authorized for issuance during the term of the 2026 Plan is limited to 1,000,000 shares.

Types of Awards and Eligibility. The 2026 Plan provides for five types of awards and they are: Stock Options, Stock Appreciation Rights (“SAR”), Unrestricted Stock, Restricted Stock and Restricted Stock Units. The Eligible Persons under the 2026 Plan include Employees, Outside Directors, Consultants and New Hires of the Company or its subsidiaries, as selected by our Board or the designated committee thereof.

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

Term. The 2026 Plan is effective immediately upon the adoption by our Board of Directors and will terminate on the earliest to occur of (i) the 10th anniversary of the 2026 Plan’s effective date, or (ii) the date on which all shares available for issuance under the 2026 Plan shall have been issued as fully-vested shares.

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

Board Diversity Matrix

The following table sets forth Board level diversity statistics based on self-identification of members of our Board as of April 30, 2026.

Board Diversity Matrix (As of April 30, 2026)
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

6.D. Employees

As of December 31, 2025, we had a total of 174 employees. We had a total of 166 employees as of December 31, 2024. The following table sets forth the breakdown of our employees as of December 31, 2025 by function:

Category	Number of Employees	Percentage of workforce
Management	30	17.24%
Fulfillment Center	98	56.32%
IT	5	2.87%
Finance and Accounting	15	8.62%
Investment	1	0.57%
Quality Control	3	1.72%
Customer Service	9	5.17%
Product Development	5	2.87%
Design	4	2.30%
HR	3	1.72%
Benefits	1	0.57%
Total	174	100%

As of December 31, 2025, 9 of our employees were based in Shanghai, where our principal executive offices are located, and 165 employees were located in Changshu City, China.

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

6.E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of April 30, 2026 for:

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

The calculations in the table below are based on 2,376,131 ordinary shares issued and outstanding as of the date of April 30, 2026.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Jowell Global Ltd., 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082. Our telephone number at this address +86-21-6566-5306.

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

Due to related parties:

The balance due to related parties account amounted to $2,920,330 and $925,100 as of December 31, 2025 and 2024, respectively. These dues to related parties, subsidiaries of Longrich Group and Jowell Holdings Limited, are typically short-term in nature, interest-free and due upon demand.

Related party lease:

As of December 31, 2025, the Company had five leases from its related party, subsidiaries of Longrich Group, which are controlled by Mr. Zhiwei Xu, a major shareholder of the Company. The Company is obligated to pay quarterly based rents under these lease agreements. See Note 14 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The goods purchased from Longrich Group were $134,245,743, $37,414,302 and $34,258,761 for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the Company had accounts payable of $4,838 and $70,258 related to these purchases.

Related party sales:

The Company made sales to the related parties controlled by Mr. Zhiwei Xu, a major shareholder of the Company, in the amount of nil, $17,860 and $6,853 for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the Company had accounts receivable of nil and nil related to these sales.

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

United States Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). U.S. tax consequences to non-U.S. holders are not discussed here. This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax/net investment income tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under applicable U.S. Internal Revenue Service authority, ordinary shares are considered readily tradeable for purposes of clause (1) above if they are listed on an established securities market in the United States, which presently includes the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law, regulation or interpretation after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess generally will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our current or accumulated earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, at least 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year, and no assurance can be given regarding our PFIC status for any taxable year. Although the law in this regard is unclear, we treat the consolidated variable interest entity, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we hold. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time that may not be within our control). If we are a PFIC for any year during which you hold ordinary shares, the shares will continue to be treated as stock in a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares. Prospective investors should assume that PFIC status is uncertain and consult their own tax advisors regarding the PFIC rules and the consequences to them if we are or become a PFIC.

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Effective March 18, 2026, as a “foreign private issuer”, our directors and officers of the Company, are required to comply with the reporting requirements of Section 16 of the Exchange Act, but remain exempt from the short-swing rules contained in Section 16 of the Exchange Act. You may also visit us on the world wide web at http://www.1juhao.com. However, information contained on our website does not constitute a part of this annual report.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the material weaknesses identified below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In the course of management’s preparation and our independent registered public accounting firm’s auditing of our consolidated financial statements as of and for the year ended December 31, 2025, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Enrome LLP, our independent registered public accounting firm, for the year ended December 31, 2025 and for the year ended December 31, 2024.

	Year Ended December 31, 2025(6)	Year Ended December 31, 2024(5)
Audit fees(1)	$180,000	$210,000
Audit related fees(2)	45,000	45,000
Tax fees(3)	-	-
All other fees(4)	-	-
Total	$225,000	$255,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

(5)	$30,000 was for Marcum Asia CPAs LLP, our former auditor and $225,000 was for Enrome LLP for the year ended December 31, 2024.

(6)	$225,000 was for Enrome LLP for the year ended December 31, 2025.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services. All services rendered by Marcum Asia CPAs LLP prior to December 21, 2023, and as of and after December 21, 2023 by Enrome LLP to the Company are permissible under any applicable laws and regulations. During fiscal year 2024, all services performed by Enrome LLP were approved in advance by the Audit Committee. During fiscal year 2025, all services performed by Enrome LLP were approved in advance by the Audit Committee.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-32.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Second Amended and Restated Memorandum of Association (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.2	Second Amended and Restated Articles of Association (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
1.3	The Third Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed with SEC on October 30, 2023)
2.1	Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
2.2*	Description of Securities
4.1	Exclusive Business Cooperation and Management Agreement, by and among Shanghai Jowell Technology Co., Ltd., Shanghai Juhao Information Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.2	Equity Interest Pledge Agreement, by and among Shanghai Jowell Technology Co., Ltd., Zhiwei Xu,Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.3	Exclusive Option Agreement, by and among Jowell Technology Limited, Shanghai Jowell Technology Co., Ltd., Zhiwei Xu, Shunjun Xu and Ruixia Yang, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.4	Power of Attorney by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.5	Confirmation Letter by Zhiwei Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.6	Power of Attorney by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 31, 2019 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.7	Confirmation Letter by Shunjun Xu, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.8	Spousal Consent Letter by the spouse of Mr. Zhiwei Xu dated November 1, 2019 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.9	Power of Attorney by Ruixia Yang, a shareholder of Shanghai Juhao Information Technology Co., Ltd, dated October 10, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)

4.10	Spousal Consent Letter by the spouse of Ruixia Yang dated October 10, 2020 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.11	Form of LHH (Love Home Health) Franchise Store Contract (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.12	Form of Juhao Mall Marketplace and Service Agreement (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.13	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Jiangsu Longrich Bioscience Co., Ltd. (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.14	Form of Purchase and Sales Contract by and between Shanghai Juhao Information Technology Co., Ltd. and Karlie Cosmetics Manufacturing Co., Ltd. (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.15	Form of Indemnification Agreement by between the Company and its directors and executive officers (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.16	Director Agreement by and between the Company and Y. Tristan Kuo (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.17	Director Agreement by and between the Company and Haitao Wang (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.18	Director Agreement by and between the Company and William Morris (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
4.19	Capital Increase Agreement by and among Shanghai Juhao Information Technology Co., Ltd., Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. and its shareholders dated July 27, 2021 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on July 29, 2021)
4.20	Jowell Global Ltd. 2021 Omnibus Equity Plan (incorporated herein by reference to Annex A of Exhibit 99.1 to the Form 6-K, filed with the SEC on August 9, 2021)
4.21	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed with SEC on October 12, 2022)

4.22	Employment Agreement by and between Haiting Li and the Company dated March 1, 2023 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on March 3, 2023)
4.23	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Shanghai Longrich Industry Co., Ltd. on December 29, 2023.(incorporated herein by reference to Exhibit 4.38 to the Form 20-F, filed with the SEC on May 13, 2024)
4.24	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 29, 2023. (incorporated herein by reference to Exhibit 4.39 to the Form 20-F, filed with the SEC on May 13, 2024)
4.25	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 29, 2023 (incorporated herein by reference to Exhibit 4.40 to the Form 20-F, filed with the SEC on May 13, 2024)
4.26	Employment Agreement by and between Lu Qian and the Company dated December 15, 2023 (incorporated herein by reference to Exhibit 4.41 to the Form 20-F, filed with the SEC on May 13, 2024)
4.27	Employment Agreement by and between Haiting Li and the Company dated March 11, 2024 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K, filed with the SEC on March 12, 2024)
4.28	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Shanghai Longrich Industry Co., Ltd. on December 31, 2024 (incorporated herein by reference to Exhibit 4.37 to the Form 20-F, filed with the SEC on May 9, 2025)
4.29	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 31, 2024 (incorporated herein by reference to Exhibit 4.38 to the Form 20-F, filed with the SEC on May 9, 2025)
4.30	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Jiangsu Longrich Bioscience Co., Ltd. on December 31, 2024 (incorporated herein by reference to Exhibit 4.39 to the Form 20-F, filed with the SEC on May 9, 2025)
4.31	Lease Agreement by and between Shanghai Juhao Information Technology Co., Ltd and Colori Inc. on December 31, 2024 (incorporated herein by reference to Exhibit 4.40 to the Form 20-F, filed with the SEC on May 9, 2025)
4.32	Employment Agreement by and between Lu Qian and the Company dated December 15, 2024 (incorporated herein by reference to Exhibit 4.41 to the Form 20-F, filed with the SEC on May 9, 2025)
4.33	Employment Agreement by and between Haiting Li and the Company dated March 11, 2025 (incorporated herein by reference to Exhibit 4.42 to the Form 20-F, filed with the SEC on May 9, 2025)
4.34*	Property Lease Agreement by and between Shanghai Longrich Industry Co., Ltd. and Shanghai Jowell Information Technology Co., Ltd on December 31, 2025
4.35*	Property Lease Agreement by and between Colori Inc. and Shanghai Jowell Information Technology Co., Ltd. on December 31, 2025
4.36*	Lease Agreement by and between Jiangsu Longrich Bioscience Co., Ltd. and Shanghai Jowell Information Technology Co., Ltd on December 31, 2025
4.37*	Lease Contract by and between Colori Inc. and Shanghai Jowell Information Technology Co., Ltd on December 31, 2025
4.38*	Employment Agreement by and between Lu Qian and the Company dated March 6, 2026
4.39*	Employment Agreement by and between Haiting Li and the Company dated March 1, 2026
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-250889), as amended, initially filed with the SEC on November 23, 2020)
12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yiyou Tianyuan Law Firm
15.2*	Consent of Enrome LLP
19.1	Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Form 20-F, filed with the SEC on May 13, 2024)
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to the Form 20-F, filed with the SEC on May 13, 2024)
101.INS	Inline XBRL Instance Document *
101.SCH	Inline XBRL Taxonomy Extension Schema Document *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Jowell Global Ltd.

/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

Date: April 30, 2026

JOWELL GLOBAL LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of
Jowell Global Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Jowell Global Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and cash flows for the years ended December 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, during the financial year ended December 31, 2025, the Company incurred a loss before tax of $5,799,945, and as of December 31, 2025, its accumulated deficit was $40,283,230. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

Management’s plans in regard to these matters are described in Note 3 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

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

Singapore

April 30, 2026

JOWELL GLOBAL LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2025	2024
ASSETS
Current Assets:
Cash	$2,740,834	$2,184,920
Accounts receivable	78,254	2,043,994
Advance to suppliers	81,014	485,282
Advance to suppliers - related parties	5,857,030	2,768,600
Inventories, net	5,947,014	8,341,596
Prepaid expenses and other current assets	1,307,281	1,808,015
Total current assets	16,011,427	17,632,407

Long-term investment	2,816,971	3,726,716
Property and equipment, net	172,827	286,329
Intangible assets, net	1,078,674	511,740
Right-of-use assets	1,543,063	2,330,048
Other non-current asset	265,052	882,604
Deferred tax assets	2,152	477,487
Total Assets	$21,890,166	$25,847,331

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	2,126,036	2,305,743
Accounts payable - related parties	4,838	70,258
Contract liabilities	2,312,347	2,332,037
Contract liabilities - related parties	-	40,000
Deferred revenue	239,983	-
Deferred revenue - related parties	47,287	-
Current portion of operating lease liabilities	657,891	702,457
Accrued expenses and other current liabilities	1,158,513	967,405
Due to related parties	2,920,330	925,100
Taxes payable	87,597	71,162
Total current liabilities	9,554,822	7,414,162

Non-current portion of operating lease liabilities	881,051	1,520,059
Total liabilities	10,435,873	8,934,221

Commitments and contingencies (Note 17)

Stockholders’ Equity
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,376,131 and 2,170,475 issued and outstanding at December 31, 2025 and 2024, respectively*	3,802	3,473
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at December 31, 2025 and 2024, respectively*	75	75
Additional paid-in capital	53,176,314	52,687,182
Statutory reserves	394,541	394,541
Accumulated deficit	(40,283,230)	(34,003,726)
Accumulated other comprehensive loss	(1,837,209)	(2,167,364)
Total Jowell Global Ltd. Stockholders’ Equity	11,454,293	16,914,181
Non-controlling interest	-	(1,071)
Total Stockholders’ Equity	11,454,293	16,913,110

Total Liabilities and Stockholders’ Equity	$21,890,166	$25,847,331

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2025	2024	2023
Net Revenues
Revenues – third-party	$165,001,079	$132,963,671	$160,002,440
Revenues – related party	-	17,860	6,853
Total Net Revenues	165,001,079	132,981,531	160,009,293

Operating Expenses:
Cost of revenues	(153,466,193)	(131,718,522)	(156,738,018)
Fulfillment expenses	(8,075,338)	(2,002,101)	(3,022,120)
Marketing expenses	(5,112,335)	(4,634,649)	(7,770,819)
General and administrative expenses	(3,367,699)	(2,715,578)	(3,368,761)
Total operating expenses	(170,021,565)	(141,070,850)	(170,899,718)

Loss From Operations	(5,020,486)	(8,089,319)	(10,890,425)

Other Income (Expenses), net
Interest expense	-	(29,721)	(76,049)
Investment loss	(978,482)	(169,125)	(493,970)
Other income, net	199,023	313,597	75,627
Other (expense) income, net	(779,459)	114,751	(494,392)

Loss Before Income Taxes	(5,799,945)	7,974,568	(11,384,817)

Income Taxes Expense	478,481	28,076	135,116
Net Loss	(6,278,426)	(8,002,644)	(11,519,933)

Less: net income(loss) attributable to non-controlling interest	1,078	(38,485)	(52,791)

Net Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(6,279,504)	$(7,964,159)	$(11,467,142)

Loss Per share – Basic and Diluted*	$(2.87)	$(3.69)	$(5.38)

Weighted Average Shares Outstanding – Basic and diluted*	2,186,295	2,170,475	2,140,863

Net Loss	$(6,278,426)	$(8,002,644)	$(11,519,933)

Other Comprehensive loss, net of tax
Foreign currency translation loss	330,148	(319,474)	(897,642)
Total Comprehensive loss	(5,948,278)	(8,322,118)	(12,417,575)

Less: comprehensive loss attributable to non-controlling interest	1,071	(34,565)	(57,183)

Comprehensive Loss Attributable to Ordinary Shareholders of Jowell Global Ltd.	$(5,949,349)	$(8,287,553)	$(12,360,392)

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Common Stock		Preferred Stock		Additional Paid-in	Statutory	(Accumulated	Accumulated Other Comprehensive	Total Jowell Global Ltd. Stockholders’	Non-controlling	Total Stockholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserves	deficit)	Income (loss)	Equity	interest	Equity

Balance as of January 1, 2023	2,132,785	$3,413	46,875	$75	$52,557,552	$394,541	$(14,572,425)	$(950,720)	$37,432,436	$33,471	$37,465,907

Issuance of Ordinary Shares	34,594	55	-	-	(55)	-	-	-	-	-	-
Share-based compensation	3,096	5	-	-	129,685	-	-	-	129,690	-	129,690
Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	35,297	35,297
Net loss for the year	-	-	-	-	-	-	(11,467,142)	-	(11,467,142)	(52,791)	(11,519,933)
Foreign currency translation gain	-	-	-	-	-	-	-	(893,250)	(893,250)	(4,392)	(897,642)

Balance as of December 31, 2023	2,170,475	$3,473	46,875	$75	$52,687,182	$394,541	$(26,039,567)	$(1,843,970)	$25,201,734	$11,585	$25,213,319

Capital contributed by minority shareholder	-	-	-	-	-	-	-	-	-	21,909	21,909
Net loss for the year	-	-	-	-	-	-	(7,964,159)	-	(7,964,159)	(38,485)	(8,002,644)
Foreign currency translation gain	-	-	-	-	-	-	-	(323,394)	(323,394)	3,920	(319,474)

Balance as of December 31, 2024	2,170,475	3,473	46,875	$75	$52,687,182	$394,541	$(34,003,726)	$(2,167,364)	$16,914,181	$(1,071)	$16,913,110

Share-based compensation	205,656	329	-	-	489,132	-	-	-	489,461	-	489,461
Net loss for the year	-	-	-	-	-	-	(6,279,504)	-	(6,279,504)	1,078	(6,278,426)
Foreign currency translation gain	-	-	-	-	-	-	-	330,155	330,155	(7)	330,148
			-
Balance as of December 31, 2025	2,376,131	3,802	46,875	$75	$53,176,314	$394,541	$(40,283,230)	$(1,837,209)	$11,454,293	$-	$11,454,293

*	The shares and per share data are presented on a retroactive basis to reflect the Company’s Share Consolidation. (Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

JOWELL GLOBAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net income (loss)	$(6,278,426)	$(8,002,644)	$(11,519,933)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	211,465	530,858	479,081
Loss from long-term investment	978,482	105,464	478,403
Allowance for credit losses	441,951	442,974	507,798
Reversal of credit losses	-	(778,768)	(338,660)
Loss form termination of right-of use assets	819,842	1,120,427	-
Amortization of right-of-use assets	642,258	1,443,556	1,305,386
(Reversal) allowance for inventory obsolescence	(117,089)	235,674	(438,949)
Deferred income taxes	478,412	30,583	129,760
Share-based compensation	489,461	-	129,690
Property and equipment written off	-	96,947	49,855
Changes in operating assets and liabilities:
Accounts receivables	1,685,051	438,115	3,184,915
Accounts receivable - related parties	-	46,782	232,236
Inventories	2,659,803	(501,890)	5,197,234
Advance to suppliers	261,662	3,219,853	18,070,744
Advance to suppliers - related parties	(2,977,234)	7,025,939	(9,924,991)
Prepaid expenses and other current assets	533,134	(447,774)	241,799
Accounts payables	(245,413)	(1,630,249)	(2,413,634)
Accounts payables - related parties	(65,945)	(122,836)	(1,572,497)
Contract liabilities	170,943	50,145	(15,711,320)
Operating lease liabilities	(1,357,938)	(2,628,688)	(1,241,153)
Taxes payable	14,582	13,915	(41,673)
Accrued expenses and other liabilities	124,558	101,801	(295,922)
Net cash (used in) provided by operating activities	(1,530,441)	790,184	(13,491,831)

Cash flows from investing activities:
Long-term investment in an equity method investee	-	-	(25,473)
Purchase of intangible assets	-	(6,371)	(4,864)
Purchase of equipment	(12,413)	(117,590)	(12,046)
Net cash used in investing activities	(12,413)	(123,961)	(42,383)

Cash flows from financing activities:
Proceeds from short-term loans	-	-	425,731
Repayment of short-term loans		(421,248)	(2,412,477)
Proceeds from related party loans	2,560,500	403,249	353,761
Repayment of related party loans	(569,478)
Net cash provided by (used in) financing activities	1,991,022	(17,999)	(1,632,985)

Effect of exchange rate changes on cash	107,746	286,415	(300,622)

Net increase (decrease) in cash	555,914	934,639	(15,467,821)

Cash, beginning of year	2,184,920	1,250,281	16,718,102

Cash, end of year	$2,740,834	$2,184,920	$1,250,281
Reconciliation of cash to the consolidated balance sheets
Cash	2,740,834	2,184,920	1,250,281
Total cash	$2,740,834	$2,184,920	$1,250,281

Supplemental disclosure information:
Cash paid for income tax	$-	$103	$2,719
Cash paid for interest	$-	$29,721	$76,049

Supplemental non-cash activities:
Cash paid in prior year for purchase of fixed assets	$-	$11,919	$93,153
Long-term deferred expenses converted to intangible assets	$627,408	$-	$-
Lease liabilities arising from obtaining right-of-use assets	$635,624	$2,907,612	$16,848

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

Shanghai Juhao has five wholly owned Juhao Best Choice Stores, located in the cities of Suzhou and Changshu, and ten wholly owned subsidiaries engaging online promotion of Shanghai Juhao’s products and services located in the cities of Changshu, Nantong, Shanghai and Guangzhou.

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

	December 31, 2025	December 31, 2024

Current assets	$12,861,763	$17,497,021
Total non-current assets	$5,878,739	$8,214,924
Total assets	$18,740,502	$25,711,945
Total current liabilities	$46,322,309	$43,316,299
Total non-current liability	$881,051	$1,520,059

	For the years ended December 31,
	2025	2024	2023

Revenue	$161,535,971	$132,090,026	$160,009,293
Operating expenses	$163,977,758	$139,298,705	$170,094,956
Net loss	$(3,698,695)	$(7,120,033)	$(10,689,357)

	For the years ended December 31,
	2025	2024	2023

Net cash (used in) provided by operating activities	$(498,177)	$1,163,125	$(12,776,353)
Net cash used in investing activities	$(12,413)	$(123,961)	$(42,383)
Net cash used in (provided by) financing activities	$(1,433,001)	$(542,349)	$928,259
Net increase (decrease) in cash	$(1,835,531)	$902,910	$(12,127,610)

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

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant items subject to such estimates and assumptions include, but not limited to, allowance for expected credit losses for accounts receivable and impairment of advance to suppliers, valuation of inventories, and impairment of long-lived assets. Actual results could differ from those estimates.

Cash

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. As of December 31, 2025 and 2024, the Company had no cash equivalents.

Restricted cash

Restricted cash represents required cash deposit as a part of collateral for the bank loan (see Note 10). The Company earns interest at a variable rate per month on this deposit. As of December 31, 2025 and 2024, the Company had no restricted cash.

Accounts receivable

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable. The estimated credit losses charged to the allowance is classified as “General and administrative” in the consolidated statements of operations and comprehensive income. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Accounts receivable is written off after all collection efforts have ceased. Accounts receivable represents amounts invoiced and revenue recognized prior to invoicing when the Company has satisfied its performance obligation and has the unconditional right to payment. As of December 31, 2025 and 2024, the allowance for credit losses for accounts receivable was $748,576 and $438,864, respectively. For the years ended December 31, 2025, 2024 and 2023, the recognized credit losses (reversed in collection) of $294,959, ($113,345) and $474,982, respectively.

Inventories

Inventories consist of goods in transit and finished goods and are stated at the lower of cost or net realizable value. The cost of inventories is calculated using the weighted average basis. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased, and has sole discretion in establishing prices for the goods to be sold. Write downs are recorded in cost of revenues in the Consolidated Statements of Operations and Comprehensive Loss. (Reversal) written down of ($117,089), $235,674 and ($438,949) were recorded in cost of revenues in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Useful lives
Electronic equipment	3~5 years
Office furniture	5 years
Leasehold improvement	5 years
Vehicles	4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are removed from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income.

Construction in progress

Construction in progress is comprised primarily of Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The construction in progress as at December 31, 2025 pertains to the new warehousing system under development. The construction in progress as at December 31, 2024 pertains to the new warehousing system under development and leasehold improvements.. Interest expense on outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest on construction in progress is included in property and equipment and is amortized over the life of the related assets. During the years ended December 31, 2025 and 2024, no interest expense was capitalised.

Intangible assets, net

Intangible assets consist primarily of customized software systems purchased from third-party vendors, used for accounting and business operation. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated useful economic life of 3 and 10 years.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There was no impairment of long-lives assets recognised as of December 31, 2025 and 2024.

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

Equity method investments

For an investee company over which the Company has the ability to exercise significant influence, but does not have a controlling interest, the Company accounted for those using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock of the investee between 20% and 50%. The Company owns 18.96% equity interests in an investee, Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (Note 9). Management has exercised significant judgement and determine that the Company continues to have significant influence over the above investment, among other factors, the Company’s participation in policy-making processes and decision-making about dividends and other distributions through its board representation before March 2023. Based on these factors, management has classified the investee as an equity method investment in these consolidated financial statements.

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

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2025 and 2024.

Revenue recognition

The Company through its websites mainly www.1juhao.com, www.jowell.com and mobile applications, engages primarily in online sale of personal care products, nutritional supplements and general merchandise products sourced from manufacturers and distributors in China, and also offers an online marketplace that enables third-party sellers to sell their products to the Company’s consumers. Customers place their orders for products or services online primarily through the Company’s websites and mobile applications. Payment for the purchased products or services is generally made either before delivery or upon delivery.

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

The Company recognizes revenue net of discounts and return allowances when the products are delivered and title passes to customers. Significant judgement is required to estimate return allowances. For online direct sales business with return conditions, the Company reasonably estimate the possibility of return based on the historical experience, changes in judgments on these assumptions and estimates could materially impact the amount of net revenues recognized. The Company generally grants customers 7 days of free return upon receiving goods according to PRC law regarding online purchased products. As of December 31, 2025 and 2024, no return allowances were recorded.

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

Other than revenue from online direct sales, the Company also earns service fees charged to third-party sellers for participating in the Company’s online marketplace, where the Company generally is acting as an agent and its performance obligation is to arrange for the provision of the specified goods or services by those third-party sellers. During the years ended December 31, 2025, 2024 and 2023, revenue from service fees were $9,710, $316,607 and $544,562, respectively.

Unearned revenue consists of payments received or awards to customers related to unsatisfied performance obligations at the end of the period, included in contract liabilities in the Company’s Consolidated Balance Sheets. As of December 31, 2025 and 2024, the Company had total contract liabilities of $2,312,347 and $2,372,037, respectively, which mainly represent the proceeds received for orders placed at end of each period, while the deliveries were accomplished at the beginning of the next periods, when they were recognized as revenue. The revenue subsequent recognized that was included in the contract liability balance at the beginning of the respective period was $2,032,340 and $1,910,872, respectively.

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

Fulfillment expenses

Fulfillment expenses consist primarily of expenses charged by third-party couriers for dispatching and delivering the Company’s products and rental expenses of leased warehouses. Shipping cost included in fulfillment costs amounted to $7,173,535, $1,634,158 and $1,932,398 for the years ended December 31, 2025, 2024 and 2023, respectively.

Marketing expenses

Marketing costs primarily consist of targeted online advertising, payroll and related expenses for personnel engaged in marketing and selling activities. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

Advertising costs, which consist primarily of online advertising and outdoor advertising, are expensed as incurred, Advertising cost included in marketing expense amounted to $1,064,795, $235,495 and $1,421,315 for the years ended December 31, 2025, 2024 and 2023, respectively.

Income taxes

The Company’s subsidiaries in China and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2025 and 2024. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain. The Company doesn’t believe that there were any uncertain tax positions as of December 31, 2025 and 2024, respectively.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2025 and 2024. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties will be included on the related tax liability line in the consolidated balance sheet. As of December 31, 2025, the tax years ended December 31, 2019 through December 31, 2025 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

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

Loss per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2025, 2024 and 2023, the Company had no potential common shares outstanding that could potentially dilute EPS in the future.

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

Concentrations

For the year ended December 31, 2025, one customer accounted for approximately 2.1% of the Company’s total sales. For the year ended December 31, 2024, one customer accounted for approximately 8.3% of the Company’s total sales. For the year ended December 31, 2023, one customer accounted for approximately 11.4% of the Company’s total sales.

For the year ended December 31, 2025, one major suppliers, accounted for approximately 80% of the total purchases. For the year ended December 31, 2024, two major suppliers, accounted for approximately 26% and 16% of the total purchases. For the year ended December 31, 2023, three major suppliers, accounted for approximately 15%, 11% and 10% of the total purchases. See Note 13 to the consolidated financial statements for additional information on related parities transactions.

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

As of December 31, 2025 and 2024, $2,740,834 and $2,184,920 of the Company’s cash were on deposit at financial institutions in the PRC. In PRC, a company’s deposits at one bank are insured for a maximum of RMB500,000 in the event of bank failure. In Hong Kong and Cayman Islands, deposits are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance.

The Company does not carry any business interruption insurance, product liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Foreign currency translation

The Company’s financial information is presented in U.S. dollars (“USD”). The functional currency of the Company is mainly the Chinese Yuan, Renminbi (“RMB”), the currency of the PRC. Any transactions which are denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2025 and 2024 were RMB1.00 for US$0.1423 and US$0.1391, respectively. The average exchange rates for the years ended December 31, 2025, 2024 and 2023 were RMB1.00 for US$0.1400, US$0.1404 and US$0.1419, respectively.

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

Note 3 – Liquidity

For the year ended December 31, 2025, the Company reported a net loss of approximately $6.3 million, and accumulated deficit of approximately $40.3 million.

The consolidated financial statements have been prepared on a going concern basis in view of the Company will be able to:

(a) obtain funding support from its related party or its ability to obtain external financing; or

(b) further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources and ability to obtain additional financial support in the future, and its operating and capital expenditure commitments.

Presently, the Company’s principal sources of liquidity are proceeds from its public offering, private placement, registered direct offering and revenue. As of December 31, 2025, the Company had cash of approximately $2.7 million and net working capital of $6.5 million. Approximately $2.7 million, or RMB18.8 million, of the cash were held by the VIE and WFOE with banks and financial institutions inside China as the Company conducted its operations primarily through the consolidated VIE in China. With the uncertainty of the current market, management believes it is necessary to enhance the collection of the outstanding balance of accounts receivable and other receivables, and to be cautious on operational decisions and project selections. As of February 28, 2026, approximately $3.9 million, or 10%, of its accounts receivable balance as of December 31, 2025 were collected, and approximately $1.2 million or 16% of its advances to supplier balance as of December 31, 2025 were utilized.

For the Company’s operational strategy, in fiscal 2025, the Company continued focus on implementation of the Company’s business expansion plan in increase of its customer and distributor bases, products and brands promotions, and enhanced GMV quality. The management plans to take measures to reduce costs and gradually turn the company from the current loss into profit in next 1 to 2 years, such as reducing promotional expenses to increase gross profit, and reducing marketing expenses etc. In addition, in the future, (i) the Company’s Form F-3 registration was declared effective on August 31, 2022 (File No. 333-264109) and the Company may also seek equity financing from outside investors if necessary. (ii) expand new businesses and explore new channels, for instance, develop special channels for health care and wellness offline, develop online platforms such as red note and (iii) financial support from related party.

Based on its current operating plan, management believes that the above-mentioned measures, including cash and restricted cash on hand of approximately $2.7 million, bank borrowing and equity financing, will collectively provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date the Company’s consolidated financial statements are issued.

Note 4 – Accounts receivable, net

Accounts receivable consisted of the following:

	December 31, 2025	December 31, 2024

Trade accounts receivable from third-parties	$826,830	$2,482,858
Subtotal	826,830	2,482,858
Less: allowance for credit losses	(748,576)	(438,864)
Accounts receivable, net	$78,254	$2,043,994

The movement of the allowance for credit losses was as follows:

	December 31, 2025	December 31, 2024

Balance as of the beginning of year	$438,864	$559,382
Additions charged to bad debt expense	294,959	442,974
Reversals when collected	-	(556,319)
Translation adjustments	14,753	(7,173)
Balance as of the end of year	$748,576	$438,864

Note 5 – Inventories, net

Inventory consisted of the following:

	December 31, 2025	December 31, 2024

Goods in transit	$788,031	$2,406,357
Finished goods	6,218,207	7,087,294
Less: allowance of obsolete inventories	(1,059,225)	(1,152,055)
Inventories, net	$5,947,014	$8,341,596

The movement of the allowance for obsolete inventories was as follows:

	December 31, 2025	December 31, 2024
Balance as of the beginning of year	$1,152,055	$932,276
(Reversals) additions	(117,089)	235,674
Translation adjustments	24,259	(15,895)
Balance as of the end of year	$1,059,225	$1,152,055

Note 6 – Advance to suppliers, net

The Company makes periodic advances to its suppliers for product purchases in the normal course of business. Advances to suppliers consisted of the following:

	December 31, 2025	December 31, 2024

Advances for product purchases from third-parties	$579,170	$826,317
Advances for product purchases from related parties	5,857,030	2,768,600
Subtotal	6,436,200	3,594,917
Less: allowance for impairment	(498,156)	(341,035)
Advance to suppliers, net	$5,938,044	$3,253,882

The following table presents movement in the allowance for impairment:

	December 31, 2025	December 31, 2024

Balance as of the beginning of year	$341,035	$569,799
Additions (reversals)	146,992	(222,449)
Translation adjustments	10,129	(6,315)
Balance as of the end of year	$498,156	$341,035

Note 7 – Property and equipment, net

Property and equipment, net, consisted of the following:

	December 31, 2025	December 31, 2024

Electronic equipment	$21,289	$365,871
Vehicles	111,497	110,791
Leasehold improvement	380,615	528,718
Office furniture	549,057	211,54
Subtotal	1,062,458	1,026,534
Less: accumulated depreciation	(889,631)	(740,205)
Property and equipment, net	$172,827	$286,329

Depreciation expense was $130,500, $409,841 and $275,011 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 8 – Intangible assets, net

Intangible assets, net consisted of the following:

	December 31, 2025	December 31, 2024

Software	$1,845,983	$1,181,561
Less: accumulated amortization	(767,309)	(669,821)
Intangible assets, net	$1,078,674	$511,740

Amortization expense was $80,965, $121,017 and $204,070 for the years ended December 31, 2025, 2024 and 2023, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending December 31,	Amortization expense
2026	138,477
2027	138,167
2028	134,761
2029	134,760
2030	134,763
Thereafter	397,746
Total	$1,078,674

Note 9 – Long-term investment

On July 27, 2021, Shanghai Juhao, a variable interest entity of Jowell Global entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its then existing shareholders. Pursuant to the Agreement, Shanghai Juhao contributed RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. After the investment, Hongrun had 9 shareholders, including Jiangsu Longrich Group Co., Ltd., the largest shareholder with 29.17% equity interest of Hongrun, is also a related party of the Company. Other 7 shareholders are unrelated parties accounting for 51.87% equity interest in Hongrun. Mr. Zhiwei Xu, then Chairman of the Board of Directors and then Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. According to the Article of Association of Hongrun, the Board of Directors of Hongrun has 5 members, among whom Mr. Zhiwei Xu and another Director is from Longrich Group, accounting for 40% voting rights of the Board. Accordingly, Longrich Group and the Company in aggregate cannot exercise control but has significant influence over Hongrun. Accordingly, Shanghai Juhao has been accounting for the investment under equity method. For the year ended December 31, 2025 and 2024, the Company’s share of equity method losses of $978,482 and $105,464, respectively, from Hongrun and did not recognize any impairment losses for the long-term investments.

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

Note 11 – Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2025	December 31, 2024

Customer security deposits (a)	$120,362	$138,150
Payroll payable	874,790	696,594
Other payables	163,361	132,661
Total	$1,158,513	$967,405

a.	The majority of customer security deposits are from distributors who make bulk purchases from the Company. The Company offers these customers favorable pricing but requires each of these customers to maintain a certain amount of security deposit to be a sales distributor. The deposits are interest-free and shall be returned to those customers when customers terminate their distribution relationship with the Company.

Note 12 – Equity

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

On November 12, 2025, the Company granted 205,656 shares as stock awards to its employees under the Company’s 2021 Omnibus Equity Plan, which were vested immediately on the Grant Date on December 3, 2025. The fair value of these ordinary shares was $ 489,461.28 based on the closing stock price $2.38 on December 3, 2025.

In aggregate, share-based compensation expense amounted to $489,461.28, nil and $129,690 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital, which is RMB14 million (approx. $2 million) as of December 31, 2025. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of December 31, 2025 and 2024, the balance of statutory reserve were both $394,541.

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

The restricted net assets that include paid in capital and statutory reserve funds amounted to $53,574,732 and $53,085,271 as of December 31, 2025 and 2024, respectively.

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

Due to related parties:

The balance due to related parties amounted to $2,920,330 and $925,100 as of December 31, 2025 and 2024, respectively. These are due to related parties, subsidiaries of Longrich Group and Jowell Holdings Limited, are typically short-term in nature, interest-free and repayable upon demand.

Related party lease:

As of December 31, 2025, the Company had five leases from its related party, subsidiaries of Longrich Group, which are controlled by a major shareholder of the Company. The Company is obligated to pay a quarter base rent under these lease agreements. See Note 14 for further discussion.

Related party purchases:

The Company periodically purchases merchandise from Longrich Group and its subsidiaries during the ordinary course of business. The purchases made from Longrich Group were $134,245,743, $37,414,302 and $34,258,761 for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the Company had accounts payable of $4,838 and $70,258 related to these purchases.

Related party sales:

The Company made sales to related parties controlled by a major shareholder of the Company, in the amount of nil, $17,860 and $6,853 for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the Company had accounts receivable of nil and nil related to these sales.

Note 14 – Leases

Leases from related parties

In April 2021, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a space with 136 square meters to open Jowell Best Choice Store at Longrich Industrial District. The lease term is from May 1, 2021 to April 30, 2022. The Company renewed and extended this lease with new maturity date on December 31, 2026. The rental payments related to this lease were $13,776 and $13,817 for the years ended December 31, 2025 and 2024, respectively.

In August, 2021, the Company signed a three-year operating lease agreement with a subsidiary of Longrich Group to rent an office space with 3,956 square meters for Jowell Best Choice Store opening in Changshu City, Jiangsu Province. The lease term is from September 1, 2021 to August 31, 2024. On August 31, 2024, the Company renewed this lease agreement for four months and changed space to 2,851 square meters. The lease term is from September 1, 2024 to December 31, 2024. On December 31, 2024, the Company extended this lease with new maturity date on December 31, 2025. On December 31, 2025, the Company renewed and extended this lease with new maturity date on December 31, 2026. The rental payments related to this lease were $51,888 and $113,632 for the years ended December 31, 2025 and 2024, respectively.

The Company also entered into following lease agreements with its related parties controlled by a major shareholder of the Company, to lease warehouse and office spaces. The Company intends to continue these leases for the next two years.

On January 1, 2020, the Company entered into a one-year lease agreement with a subsidiary of Longrich Group to rent an office space of 700 square meters at Yangpu District, Shanghai, respectively. The lease term is from January 1, 2020 to December 31, 2020. The Company renewed and extended this lease with new maturity date on December 31, 2026. The rental payments related to these leases were $111,131, $111,462 and $93,874 for the years ended December 31, 2025, 2024 and 2023, respectively.

On January 1, 2020, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent a warehouse space with 500 square meters at Jiangsu Diye Industrial District. On December 31, 2020, the Company renewed this lease agreement for another one-year term and the leased space is increased to 6,440 square meters. The lease was renewed and extended to maturity date on December 31, 2023. On December 31, 2023, the Company renewed this lease agreement for another one-year term and the leased space is decreased to 5,551 square meters. The lease term is from January 1, 2024 to December 31, 2024. On December 31, 2024, the Company renewed this lease agreement from January 1, 2025 to December 31, 2025 and the leased space is decreased to 3,621 square meters. On December 31, 2025, the Company renewed and extended this lease with new maturity date on December 31, 2026. The rental payments related to these leases were $141,954, $226,552 and $255,893 for the years ended December 31, 2025, 2024 and 2023, respectively.

On January 1, 2020, the Company entered into a one-year operating lease agreement with a subsidiary of Longrich Group to rent another office space with 404 square meters in Changshu City, Jiangsu Province. On December 31, 2020, the Company renewed this lease agreement for another one-year term, respectively and the leased space is increased to 5,976 square meters. The lease was renewed and extended to a new maturity date on December 31, 2026. The rental payments related to this lease were $383,726, $384,868 and $388,964 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

On December 20, 2021, the Company signed a two-years operating lease agreement with a third-party to lease 170.40 square meters for office space in Changchun City, Jilin Province. The lease term is from December 23, 2021 to December 22, 2023. The Company renewed and extended this lease with a new maturity date on February 20, 2026. The rental payments related to this lease were $16,168 and $16,671 for the years ended December 31, 2025 and 2024, respectively.

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

Balance sheet information related to the operating lease is as follows:

	December 31, 2025	December 31, 2024
Operating lease assets:
Operating lease right-of-use asset – related party	$1,543,063	$2,314,043
Operating lease right-of-use asset – third-party	-	16,005
Total operating lease assets	$1,543,063	$2,330,048

Operating lease obligations:
Operating lease liabilities – related party	$1,538,942	$2,222,516
Operating lease liabilities – third-party	-	-
Total operating lease obligations	$1,538,942	$2,222,516

Current operating lease liabilities	$657,891	702,457
Non-current operating lease liabilities	881,051	1,520,059
Total operating lease obligations	$1,538,942	$2,222,516

The following table presents operating lease cost reported in the consolidated statements of operations and comprehensive loss related to the Company’s leases:

	December 31, 2025	December 31, 2024
Operating lease cost	$839,053	$839,053
Short-term lease cost	2,452,418	2,452,418
Total	$3,291,471	$3,291,471

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term	2.44 years	1.97 years
Weighted-average discount rate	3.6%	3.6%

The following table summarizes the maturity of operating lease liabilities as of December 31, 2025:

12 months ending December 31,
2026	$699,879
2027	647,149
2028	257,194
Total lease payments	1,604,222
Less: imputed interest	(65,280)
Total lease liabilities	$1,538,942

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

The income taxes expense (benefit) consists of the following:

	For the years ended December 31,
	2025	2024	2023

Current income tax expense (benefit)	$70	$(2,506)	$5,355
Deferred income taxes expense	478,411	30,582	129,761
Total	$478,481	$28,076	$135,116

Loss before provision for income taxes is attributable to the following geographic locations:

	For the years ended December 31,
	2025	2024	2023

PRC	$(4,748,506)	$(7,378,833)	$(10,597,746)
Cayman and Hong Kong	(1,051,439)	(595,735)	(787,071)
Total	$(5,799,945)	$(7,974,568)	$(11,384,817)

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2025	2024	2023

China Statutory income tax rate	25.0%	25.0%	25.0%
Effect of different tax rates in other jurisdictions	(5.6)%	(1.9)%	(1.7)%
Change of valuation allowance	(27.2)%	(23.3)%	(24.2)%
Non-deductible expenses-permanent difference	(0.5)%	(0.2)%	(0.2)%
Effective tax rate	(8.3)%	(0.4)%	(1.2)%

Components of deferred tax assets was as follows:

	December 31,	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforward	$7,413,930	$7,230,751
Inventory reserve	264,806	288,014
Allowance for credit losses	192,051	189,473
Valuation allowance	(7,868,635)	(7,230,751)
Total	$2,152	$477,487

As of December 31, 2025 and 2024, the valuation allowance was $7,868,635 and $7,230,751, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

Taxes Payable

The Company’s taxes payable consists of the following:

	December 31, 2025	December 31, 2024

VAT tax payable	$71,777	$15,579
Income tax payable	70	-
Other taxes payable	15,750	55,583
Total	$87,597	$71,162

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

The significant segment expenses are consistent with those reported on the consolidated financial statements of operations and comprehensive loss and include cost of revenues, fulfillment expenses, marketing expenses and general and administrative expenses. For significant segment expenses incurred during the years ended December 31, 2025, 2024 and 2023, refer to Consolidated Statements of Operations and Comprehensive Loss.

The following table presents revenue by major merchandise categories for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the years ended December 31,
	2025	2024	2023
Health and nutritional supplements (a)	$130,621,217	$33,571,779	$22,612,877
Cosmetic products(b)	23,899,428	36,338,218	55,068,409
Household products (c)	10,423,035	62,754,927	81,783,445
Others	57,399	316,607	544,562
Total	$165,001,079	$132,981,531	$160,009,293

(a)	Health and nutritional supplements are health care supplements such as vitamins, edible fungus, functional capsules, etc.

(b)	Cosmetic products mainly include products of lotion, skin care, oral care, shampoo, soap and fragrance.

(c)	Household Products are consumer products, which mainly includes functional shoes, smartphones, cooking pot and tampons.

All of the Company’s long-lived assets are located in PRC. Majority of the Company’s merchandises are sold in PRC.

Note 17 – Commitments

Non-cancellable operating leases within one year

The following table sets forth our contractual obligations as of December 31, 2025:

	Total	2025	2026
Operating lease commitments under lease agreements	$6,381	$5,599	$782

Note 18 – Subsequent events

The Company has evaluated events subsequent to the balance sheet date of December 31, 2025 through April 30, 2026, the issuance of the consolidated financial statement and did not identify any other subsequent events with material financial impact on the Company’s consolidated financial statements.

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

As of December 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those separately disclosed in the consolidated financial statements, if any.

Note 19 – Condensed financial information of the parent company (Continued)

JOWELL GLOBAL LTD.

PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash	$59,533	$20,661
Due from VIE	2,315,853	2,754,618
Non-current assets
Investment in subsidiaries and VIE	18,178,437	20,577,070

Total assets	$20,553,823	$23,352,349

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Due to VIE	$5,909,287	5,909,287
Accounts payable	233,125	211,000
Other payable	148,737	96,000
Due to related parties	2,782,381	$221,881
Accrued expenses and other liabilities	26,000	-
Total liabilities	9,099,530	6,438,168

STOCKHOLDERS’ EQUITY
Common stock, $0.0016 par value, 450,000,000 shares authorized, 2,376,131 and 2,170,475 issued and outstanding at December 31, 2025 and 2024, respectively	3,802	3,473
Preferred stock, $0.0016 par value, 50,000,000 shares authorized, 46,875 issued and outstanding at December 31, 2024 and 2023, respectively	75	75
Additional paid-in capital	53,176,314	52,687,182
Statutory reserve	394,541	394,541
Accumulated deficit	(40,283,230)	(34,003,726)
Accumulated other comprehensive loss	(1,837,209)	(2,167,364)
Total stockholders’ equity	11,454,293	16,914,181

Total liabilities and stockholders’ equity	$20,553,823	$23,352,349

Note 19 – Condensed financial information of the parent company (Continued)

JOWELL GLOBAL LTD.

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2025	2024	2023

GENERAL AND ADMINISTRATIVE EXPENSES	$(1,049,101)	$(579,382)	$(596,098)
OTHER INCOME	(1,615)	(1,466)	-
EQUITY IN LOSS OF SUBSIDIARIES AND VIE	(5,227,710)	(7,421,796)	(10,923,835)

NET LOSS	(6,278,426)	(8,002,644)	(11,519,933)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	330,148	(319,474)	(897,642)
COMPREHENSIVE LOSS	$(5,948,278)	$(8,322,118)	$(12,417,575)

	For the Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,278,426)	$(8,002,644)	$(11,519,933)
Adjustments to reconcile net cash flows from operating activities:
Share-based compensation	-	-	129,690
Equity in losses of subsidiaries and VIE	5,227,710	7,421,796	10,923,835
Changes in operating assets and liabilities:
Accounts payable	74,861	211,000	-
Share-based compensation	489,461	-	-
Other payable	26,000	96,000	-
Net cash used in operating activities	(460,394)	(273,848)	(466,408)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from subsidiaries and VIE	438,765	290,910	109,959
Investment in subsidiaries and VIE	(2,500,000)	-	-
Net cash provided by (used in) investing activities	(2,061,235)	290,910	109,959

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related party loans	2,560,500	-	190,500
Net cash provided by financing activities	2,560,500	-	190,500

CHANGES IN CASH	38,871	17,062	(165,949)

CASH, beginning of year	20,662	3,600	169,549

CASH, end of year	$59,533	$20,662	$3,600